As confidentially submitted to the Securities and Exchange Commission on October 20, 2025. The draft registration statement has not been filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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BSTR Holdings, Inc.

(Exact name of registrant as specified in its charter)

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Delaware	6199	39-4168967
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

For co-registrant, see “Table of Co-Registrant” on the following page.

BSTR Holdings, Inc.
251 Little Falls Drive, Wilmington,

County of New Castle, Delaware 19808

800-927-9800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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Corporation Service Company
251 Little Falls Drive, Wilmington,

County of New Castle, Delaware 19808
800-927-9800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

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Copies to:

Lorenzo Corte, Esq. Maria Protopapa, Esq. Skadden, Arps, Slate, Meagher & Flom (UK) LLP 22 Bishopsgate London EC2N 4BQ United Kingdom +44 20 7519 7000	Douglas S. Ellenoff, Esq. Stuart Neuhauser, Esq. Jessica Yuan, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 (212) 370-1300

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Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant and co-registrant hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant and co-registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

TABLE OF CO-REGISTRANT

Exact Name of Co-Registrant as Specified in its Charter(1)(2)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
BSTR Newco, LLC	Delaware	6199	39-4210404

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(1)      The co-registrant has the following principal executive offices: Corporation Service Company, 251 Little Falls Drive, Wilmington, County of New Castle, Delaware, 19808.

(2)      The agent for service for the co-registrant is: Corporation Service Company, 251 Little Falls Drive, Wilmington, County of New Castle, Delaware, 19808.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell or issue these securities offered by this preliminary proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, is declared effective. This preliminary proxy statement/prospectus does not constitute an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS, SUBJECT TO COMPLETION, DATED ___, 2025

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
CANTOR EQUITY PARTNERS I, INC.
AND
PROSPECTUS FOR UP TO            SHARES OF CLASS A COMMON STOCK OF BSTR HOLDINGS, INC.

To the Shareholders of Cantor Equity Partners I, Inc. (“CEPO Shareholders”):

You are cordially invited to attend the extraordinary general meeting (the “Meeting”) of the shareholders of Cantor Equity Partners I, Inc., a Cayman Islands exempted company (“CEPO”), which will be held at            , Eastern Time, on            , 2025. The Meeting will be held at            and virtually over the Internet by means of a live audio webcast. You or your proxyholder will be able to attend and vote at the Meeting in person or by visiting https://www.cstproxy.com/            and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the Meeting, registered shareholders and beneficial owners (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus. This proxy statement/prospectus includes additional instructions on how to access the Meeting and how to listen, vote and submit questions from home or any remote location with Internet connectivity.

CEPO is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities, which we refer to as an “acquisition target.”

On July 16, 2025, CEPO, BSTR Holdings, Inc., a Delaware corporation (“Pubco”), BSTR Intermediate, a Cayman Islands exempted company and a wholly owned subsidiary of Pubco (“CEPO Merger Sub”), BSTR Holdings (Cayman), a Cayman Islands exempted company (the “Seller”), BSTR Newco, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Seller (“BSTR” or “Newco”), PEMS Sub A, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO (“CEPO Subsidiary A”), PEMS Sub B, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary A (“CEPO Subsidiary B”), and PEMS Merger Sub C, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary B (“Newco Merger Sub” and, together with CEPO Subsidiary A and CEPO Subsidiary B, the “CEPO Subsidiaries”), entered into a business combination agreement (as amended, restated or otherwise modified from time to time, the “Business Combination Agreement”).

Pursuant to the Business Combination Agreement, upon the consummation of the transactions contemplated thereby (the “Closing” and the date of the Closing, the “Closing Date”), (i) CEPO will merge with and into CEPO Merger Sub, with CEPO Merger Sub continuing as the surviving entity (the “CEPO Surviving Subsidiary”) and with (a) each issued and outstanding Class B ordinary share, par value $0.0001 per share, of CEPO (“CEPO Class B Ordinary Shares”), automatically converting into one Class A ordinary share, par value $0.0001 per share, of CEPO (the “CEPO Class A Ordinary Shares” and, together with the CEPO Class B Ordinary Shares, the “CEPO Ordinary Shares”) immediately prior to the effective time of the CEPO Merger (as defined below) (the “Effective Time”), and (b) the holders of CEPO Class A Ordinary Shares receiving one share of Pubco Class A common stock, par value $0.01 per share (“Pubco Class A Stock”), for each CEPO Class A Ordinary Share held by such CEPO shareholder at the Effective Time (the “CEPO Merger”), and (ii) at least two (2) hours after the CEPO Merger, Newco Merger Sub will merge with and into Newco, with Newco continuing as the surviving entity, and with (a) the Seller receiving shares of Pubco Class A Stock and Class B common stock, par value $0.01 per share, of Pubco (“Pubco Class B Stock” and, together with the Pubco Class A Stock, the “Pubco Stock”) in exchange for its Newco Interests (as defined below) as described below and (b) the Newco Equity Investors (as defined below) receiving nonvoting units of Newco (the “Newco Exchange Interests”) in exchange for their Newco Class A Interests (as defined below) as described below (such merger, the “Newco Merger,” the Newco Merger together with the CEPO Merger, the “Mergers” and the Mergers together with the other transactions contemplated by the Business Combination Agreement and the Ancillary Agreements (as defined below), including the Private Placement Subscription Agreements (as defined below) and the Contribution Agreement (as defined below), the “Transactions”). As a result of the Mergers, CEPO Surviving Subsidiary will become a wholly owned subsidiary of Pubco, CEPO Subsidiary B will become the managing member of Newco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with applicable law.

As consideration for the Newco Merger: (i) the Seller will be entitled to receive, in exchange for its (a) class A common membership interests of Newco (the “Newco Class A Interests”), and (b) class B common membership interests of Newco (the “Newco Class B Interests” and together with the Newco Class A Interests, the “Newco Interests”), (1) a number of shares of Pubco Class A Stock equal to: (x) the product of (A) 25,000, multiplied by (B) the U.S. dollar price of one Bitcoin as determined by the average of the CME CF Bitcoin Reference Rate — New York Variant for the ten-day period ending on the second day prior to the Closing Date (the “Closing Bitcoin Price”), divided by (y) $10.00 and (2) a number of shares of Pubco Class B Stock equal to: (i) the product of (A) 25,000, multiplied by (B) the Closing Bitcoin Price, divided by (ii) $10.00; and (ii) the Newco Equity Investors will be entitled to receive from Newco, on a one-for-one basis, the Newco Exchange Interests in exchange for their Newco Class A Interests. The Newco Exchange Interests shall include the right of each Newco Equity Investor to require Pubco to cause the redemption by Newco of all, or a portion of, its Newco Exchange Interests in exchange for an equal number of shares of Pubco Class A Stock or, at Pubco’s election, for the cash equivalent, in each case subject to the terms and conditions of the amended and restated limited liability company agreement of Newco to be entered into at the Closing in a form to be mutually agreed among Newco, Pubco and CEPO (the “First A&R Newco LLCA”).

In connection with the Closing, Pubco will issue two (2) classes of shares of Pubco Stock with different voting and economic rights attached to them. The shares of Pubco Class A Stock will have no voting rights other than as required by the General Corporation Law of the State of Delaware. Each share of Pubco Class B Stock will carry voting rights and entitle its holder to one (1) vote per share. Holders of Pubco Class A Stock will be entitled to receive distributions in proportion to the number of shares of Pubco Class A Stock held by them. Holders of Pubco Class B Stock will not have any economic rights. In addition, the shares of Pubco Class A Stock will be admitted and listed for trading on The Nasdaq Stock Market, LLC or any other stock market agreed to by CEPO and Pubco and will be freely transferable, subject to, as applicable, the terms of (i) the Lock-Up Agreement (as described below), (ii) the letter agreement, dated as of January 6, 2025 (as may be amended from time to time), by and among CEPO, Cantor EP Holdings I, LLC (the “Sponsor”) and the other parties thereto (the “Insider Letter”), and (iii) any restrictions pursuant to applicable law. The shares of Pubco Class B Stock will not be admitted and listed for trading on any stock exchange and will not be freely transferable. Immediately following Closing, (i) all shares of Pubco Class A Stock will be held by the Seller, CEPO Shareholders and CEPO Equity PIPE Investors (as defined below) and (ii) all shares of Pubco Class B Stock will be held only by the Seller. Following Closing and upon conversion of the Convertible Notes or the shares of Preferred Stock, as applicable, shares of Pubco Class A Stock may also be held by the Convertible Notes Investors and Preferred Stock Investors. The shares of Pubco Class B Stock will be cancelled pro rata upon any transfer of shares of Pubco Class A Stock by the Seller to any third party (other than its permitted transferees). The shares of Pubco Class A Stock will acquire full voting rights upon cancellation of all shares of Pubco Class B Stock.

Concurrently with the execution of the Business Combination Agreement, CEPO entered into a Sponsor Support Agreement with the Sponsor and Pubco (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor agreed (i) to vote its CEPO Ordinary Shares in favor of the Business Combination Agreement, the Transactions and any related matters, (ii) vote its CEPO Ordinary Shares against (a) any Acquisition Proposal (as defined below) or Alternative Transaction (as defined below), (b) any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by CEPO (other than the Transactions), (c) any change in the business of CEPO, and (d) any proposal, action or agreement involving CEPO that would or would reasonably be expected to jeopardize the Transactions, (iii) to comply with the restrictions imposed by the Insider Letter, including the restrictions on transferring and redeeming CEPO Ordinary Shares in connection with the Transactions, (iv) to waive the anti-dilution rights of the CEPO Class B Ordinary Shares, (v) to forfeit 50% of its CEPO Class B Ordinary Shares (the “CEPO Founder Shares”) immediately prior to, and conditioned upon, the consummation of the CEPO Merger, and (vi) subject to and conditioned upon the Closing, agree that any loans outstanding from the Sponsor to CEPO shall be repaid either in cash or in CEPO Class A Ordinary Shares at $10.00 per share as determined by Sponsor on the SPAC Pre-Closing Statement (as defined in the Business Combination Agreement).

Further, pursuant to the Sponsor Support Agreement, the Sponsor and CEPO agreed that prior to Closing they will enter into an amendment to the Insider Letter to (i) extend the transfer and lock-up restrictions applicable to the CEPO Founder Shares pre-Closing so that they also apply to the CEPO Founder Shares post-Closing, (ii) modify the duration of the lock-up applicable to the CEPO Founder Shares to be the earlier of (a) the twelve (12) month anniversary of the Closing Date and (b) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Pubco Stock for cash, securities or other property, and (iii) add Pubco as a party.

Concurrently with the Closing, the Seller will enter into a Lock-Up Agreement (the “Lock-Up Agreement”) with Pubco, pursuant to which the Seller will agree that the shares of Pubco Class A Stock received by the Seller will be locked-up and subject to transfer restrictions, as described below, subject to certain exceptions. The shares of Pubco Class A Stock held by the Seller will be locked up until the earlier of (i) the one year anniversary of the Closing and (ii) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Closing which results in all of Pubco’s stockholders having the right to exchange their shares of Pubco Stock for cash, securities or other property.

Concurrently with the Closing, the Sponsor, CEPO, Pubco and the Seller will enter into a registration rights agreement that will amend and restate the registration rights agreement entered into at the time of CEPO’s initial public offering between CEPO and the Sponsor (the “Amended and Restated Registration Rights Agreement”), pursuant to which Pubco will (i) assume the registration obligations of CEPO under such registration rights agreement, with such rights applying to the shares of Pubco Class A Stock and (ii) provide registration rights with respect to the resale of shares of Pubco Class A Stock held by the Sponsor and the Seller.

Concurrently with the execution of the Business Combination Agreement, Pubco and CEPO entered into subscription agreements (the “July Convertible Notes Subscription Agreements”) with certain investors (the “July Convertible Notes Investors”), pursuant to which the July Convertible Notes Investors have agreed to purchase, in a private placement, $500 million aggregate principal amount of 1.00% convertible senior secured notes (the “Convertible Notes”) due five (5) years after the Closing Date, to be issued by Pubco pursuant to and on the terms set forth in an indenture (the “Indenture”) in the form attached to the July Convertible Notes Subscription Agreements (the “Initial Convertible Notes Private Placement”), upon the terms and subject to the conditions set forth therein. In addition, Pubco has granted the July Convertible Notes Investors (i) an option to purchase additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable within 15 days following the execution of the July Convertible Notes Subscription Agreements (the “First Convertible Notes Option”), (ii) an option to purchase additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable within 30 days following the execution of the July Convertible Notes Subscription Agreements (the “Second Convertible Notes Option” and, together with the First Convertible Notes Option, the “Convertible Notes Options”) and (iii) an option to purchase up to 3,200,000 shares of 7.00% perpetual convertible preferred stock (the “Preferred Stock”) with an aggregate principal amount of $320 million to be issued by Pubco pursuant to and on the terms set forth in a certificate of designations (the “Certificate of Designations”) in the form attached to the Preferred Stock Subscription Agreement (as defined below) at a purchase price of $85.00 per share, exercisable within 30 days following the execution of the July Convertible Notes Subscription Agreements (the “Preferred Stock Option” and, together with the Initial Convertible Notes Private Placement and Convertible Notes Options, the “July Convertible Notes Private Placement”), in each case, on a pro rata basis based on such July Convertible Note Investor’s participation in the Initial Convertible Notes Private Placement. Further, the July Convertible Notes Subscription Agreements provide that if any July Convertible Notes Investors should elect not to exercise their pro rata share of the First Convertible Notes Option, Second Convertible Notes Option or Preferred Stock Option, as applicable, such unexercised Convertible Notes Options or Preferred Stock Option will be offered to and may be exercised by the remaining July Convertible Notes Investors pro rata to their participation in the July Convertible Note Private Placement and the First Convertible Notes Option, Second Convertible Notes Option or Preferred Stock Option, as applicable, until 5:00 p.m. New York time on the Business Day immediately after the expiry of the applicable Convertible Notes Option or the Preferred Stock Option (the “Unexercised Option”).

Pursuant to the terms of the July Convertible Notes Subscription Agreements, certain July Convertible Notes Investors exercised their pro rata share of the First Convertible Notes Option and the Unexercised Option in relation to the First Convertible Notes Option to purchase additional Convertible Notes in an aggregate principal amount of $34.87 million and of the Second Convertible Notes Option and the Unexercised Option in relation to the Second Convertible Notes Option to purchase additional Convertible Notes in an aggregate principal amount of $9.323 million.

On August 7, 2025, CEPO and Pubco entered into subscription agreements (the “August Convertible Notes Subscription Agreements” and together with the July Convertible Notes Subscription Agreements, the “Convertible Notes Subscription Agreements”) with certain investors (the “August Convertible Notes Investors” and together with the July Convertible Notes Investors, the “Convertible Notes Investors”), pursuant to which the August Convertible Notes Investors have agreed to purchase, upon the terms and subject to the conditions set forth therein, in a private placement $30.5 million aggregate principal amount of Convertible Notes to be issued by Pubco pursuant to the same Indenture as the Convertible Notes to be issued pursuant to the July Convertible Notes Subscription Agreements

(the “August Convertible Notes Private Placement” and together with the July Convertible Notes Private Placement, the “Convertible Notes Private Placement”). Pursuant to the July Convertible Notes Private Placement and the August Convertible Notes Private Placement, taken together, the total aggregate principal amount of the Convertible Notes to be issued by Pubco at Closing will be $574.693 million.

Concurrently with the execution of the Business Combination Agreement, Pubco and CEPO entered into a subscription agreement (the “July Preferred Stock Subscription Agreement”) with an investor (the “July Preferred Stock Investor”), pursuant to which the July Preferred Stock Investor has agreed to purchase, in a private placement, 300,000 shares of Preferred Stock with an aggregate principal amount of $30 million at $85.00 per share for an aggregate purchase price $25.5 million, to be issued by Pubco pursuant to the Certificate of Designations, upon the terms and subject to the conditions set forth therein (the “July Preferred Stock Private Placement”).

Pursuant to the terms of the July Convertible Notes Subscription Agreements, certain July Convertible Notes Investors exercised their pro rata share of the Preferred Stock Option and the Unexercised Option in relation to the Preferred Stock Option to purchase an aggregate of approximately 2.236 million shares of Preferred Stock with an aggregate principal amount of approximately $223.62 million at a purchase price of $85.00 per share for a total aggregate purchase price of approximately $190.08 million.

On August 25, 2025, CEPO and Pubco entered into subscription agreements (the “August Preferred Stock Subscription Agreements” and together with the July Preferred Stock Subscription Agreement, the “Preferred Stock Subscription Agreement”) with certain investors (the “August Preferred Stock Investors” and together with the July Preferred Stock Investors, the “Preferred Stock Investors”), pursuant to which the August Preferred Stock Investors have agreed to purchase, upon the terms and subject to the conditions set forth therein, in a private placement, an aggregate of 482,924 shares of Preferred Stock with an aggregate principal amount of approximately $48.3 million, at a purchase price of $85.00 per share, for an aggregate purchase price of approximately $41.05 million (the “August Preferred Stock Private Placement” and together with the July Preferred Stock Private Placement, the “Preferred Stock Private Placements”). With the inclusion of the shares of Preferred Stock subscribed for in the Preferred Stock Private Placements and the exercise of the Preferred Stock Option by certain July Convertible Notes Investors, taken together, Pubco will issue 3,019,200 shares of Preferred Stock at Closing in the aggregate with a total aggregate principal amount of $301.92 million, for a total purchase price of $256.632 million.

Concurrently with the execution of the Business Combination Agreement, CEPO and Pubco entered into subscription agreements (the “CEPO Cash Equity PIPE Subscription Agreements”) with certain investors (the “CEPO Cash Equity PIPE Investors”), pursuant to which the CEPO Cash Equity PIPE Investors agreed to purchase, in a private placement immediately prior to the CEPO Merger, 40,000,000 CEPO Class A Ordinary Shares (the “CEPO Cash Equity PIPE Shares”), at a purchase price of $10.00 per share payable in cash, for an aggregate purchase price of $400 million (the “CEPO Cash Equity PIPE”), which includes the agreement of the Sponsor to subscribe for 500,000 CEPO Cash Equity PIPE Shares and of an independent director of CEPO to subscribe for 100,000 CEPO Cash Equity PIPE Shares.

Additionally, concurrently with the execution of the Business Combination Agreement, CEPO and Pubco entered into subscription agreements (the “July CEPO BTC Equity PIPE Subscription Agreements” and, together with the August CEPO BTC Equity PIPE Subscription Agreement (as defined below) and the CEPO Cash Equity PIPE Subscription Agreements, the “CEPO Equity PIPE Subscription Agreements”) with certain investors (the “July CEPO BTC Equity PIPE Investors” and, together with the August CEPO BTC Equity PIPE Investor (as defined below), the “CEPO BTC Equity PIPE Investors,” and collectively with the CEPO Cash Equity PIPE Investors, the “CEPO Equity PIPE Investors”), pursuant to which the July CEPO BTC Equity PIPE Investors agreed to purchase, in a private placement immediately prior to the CEPO Merger, a number of CEPO Class A Ordinary Shares (the “July CEPO BTC Equity PIPE Shares” and together with the August CEPO BTC Equity PIPE Shares (as defined below) and the CEPO Cash Equity PIPE Shares, the “CEPO Equity PIPE Shares”), at $10.00 per share, in exchange for 4,156.11 Bitcoin in the aggregate, with the number of CEPO BTC Equity PIPE Shares to be issued to each July CEPO BTC Equity PIPE Investor being equal to (i) the product of (A) the number of Bitcoin contributed by such CEPO BTC Equity PIPE Investor multiplied by (B) the Closing Bitcoin Price and then divided by (ii) $10.00 (the “July CEPO BTC Equity PIPE” and, together with the August CEPO BTC Equity PIPE (as defined below) and the CEPO Cash Equity PIPE, the “CEPO Equity PIPEs”).

Concurrently with the execution of the Business Combination Agreement, Newco, Pubco and CEPO entered into subscription agreements (the “Newco Subscription Agreements” and, together with the Convertible Notes Subscription Agreements, the Preferred Stock Subscription Agreement and the CEPO Equity PIPE Subscription Agreements, the “Private Placement Subscription Agreements”) with certain investors (the “Newco Equity Investors”), pursuant to which the Newco Equity Investors have agreed to purchase, in a private placement immediately prior to the Newco Merger, Newco Class A Interests at $10.00 per interest, in exchange for 865 Bitcoin in the aggregate, with the number of Newco Class A Interests to be issued to each Newco Equity Investor being equal to (i) the product of (A) the number of Bitcoin contributed by such Newco Equity Investor multiplied by (B) the Closing Bitcoin Price and then divided by (ii) $10.00 (the “Newco Private Placement” and, together with the Convertible Notes Private Placement, the Preferred Stock Private Placement, the CEPO Equity PIPEs and any Additional Permitted Financing (as defined below), the “Private Placement Investments”).

On August 28, 2025, (i) CEPO and Pubco entered into a subscription agreement with an investor in the Newco Private Placement in substantially the same form as the July CEPO BTC Equity PIPE Subscription Agreements, pursuant to which such investor agreed to purchase, in a private placement, a certain number of CEPO Class A ordinary shares, (the “August CEPO BTC Equity PIPE Shares”) at $10.00 per share, in exchange for 20 Bitcoin, with the number of CEPO Class A ordinary shares to be issued to such investor being equal to (a) the product of (A) 20 Bitcoin multiplied by (B) the Closing Bitcoin Price and then divided by (b) $10.00 (the “August CEPO BTC Equity PIPE”) and (ii) simultaneously therewith, CEPO, Pubco and Newco entered into a termination agreement with such investor in the Newco Private Placement, which terminated the Newco Subscription Agreement with such investor, pursuant to which such investor had agreed to purchase Newco Class A Interests in exchange for 20 Bitcoin. As a result of the August CEPO BTC Equity PIPE, the total number of Bitcoin to be contributed by investors at Closing pursuant to the July CEPO BTC Equity PIPE, the Newco Private Placement and the August CEPO BTC Equity PIPE, remains at 5,021.11 Bitcoin.

Concurrently with the execution of the Business Combination Agreement, the Seller and Newco entered into an Asset Purchase and Contribution Agreement (the “Contribution Agreement”), pursuant to which, immediately prior to the Closing, the Seller will contribute to Newco (the “Contribution”) 25,000 Bitcoin in exchange for (a) a number of Newco Class A Interests and Newco Class B Interests, each equal to (a) 25,000 multiplied by the Closing Bitcoin Price, divided by (b) $10.00. Upon the completion of the Business Combination and the consummation of the Private Placement Investments, and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, that there are no CEPO Dissenting Shares, that all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements, that no Convertible Notes or shares of Preferred Stock are converted into shares of Pubco Class A Stock, that all Newco Exchange Interests are redeemed in exchange for shares of Pubco Class A Stock, that no shares of Pubco Class A Stock are issued pursuant to the Incentive Plan and a Closing Bitcoin Price of $110,077.73, (i) Public Shareholders will own approximately 5.1% of the issued and outstanding shares of Pubco Class A Stock, (ii) the CEPO Cash Equity PIPE Investors will own approximately 10.0% of the issued and outstanding shares of Pubco Class A Stock, (iii) the CEPO BTC Equity PIPE Investors will own approximately 11.7% of the issued and outstanding shares of Pubco Class A Stock, (iv) the Newco Equity Investors will own approximately 2.4% of the issued and outstanding shares of Pubco Class A Stock, (iv) the Sponsor will own approximately 0.9% of the issued and outstanding shares of Pubco Class A Stock and (v) the Seller will own approximately 69.9% of the issued and outstanding shares of Pubco Class A Stock and 100% of the issued and outstanding shares of Pubco Class B Stock.

Upon the completion of the Business Combination and the consummation of the Private Placement Investments, and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, that there are no CEPO Dissenting Shares, that all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements, that all Convertible Notes and shares of Preferred Stock are converted into shares of Pubco Class A Stock at $13.00 per share, that all Newco Exchange Interests are redeemed in exchange for shares of Pubco Class A Stock, that no shares of Pubco Class A Stock are issued pursuant to the Incentive Plan and a Closing Bitcoin Price of $110,077.73, (i) Public Shareholders will own approximately 4.3% of the issued and outstanding shares of Pubco Class A Stock, (ii) the CEPO Cash Equity PIPE Investors will own approximately 8.6% of the issued and outstanding shares of Pubco Class A Stock, (iii) the CEPO BTC Equity PIPE Investors will own approximately 10.0% of the issued and outstanding shares of Pubco Class A Stock, (iv) the Newco Equity Investors will own approximately 2.0% of the issued and outstanding shares of Pubco Class A Stock, (v) the Convertible Notes Investors will own approximately 9.6% of the issued and outstanding shares of Pubco Class A Stock, (vi) the Preferred Stock Investors will own approximately 5.0% of the issued and outstanding shares of Pubco Class A Stock, (vii) the Sponsor will own approximately 0.8% of the issued and outstanding shares of Pubco Class A Stock and (viii) the Seller will own approximately 59.7% of the issued and outstanding shares of Pubco Class A Stock and 100% of the issued and outstanding shares of Pubco Class B Stock.

The price per share of Pubco Class A Stock is $10.00 per share for Public Shareholders, the CEPO Equity PIPE Investors, the Newco Equity Investors, the Sponsor and the Seller.

The value of the consideration that the Public Shareholders are each receiving in connection with the Business Combination is thus $10.00 per share.

The aggregate value of the total consideration that the Sponsor and its Affiliates will receive, comprising shares of Pubco Class A Stock valued at $10.00 per share and the cash fees to be paid to CF&Co. as further described herein, is approximately $113,286,160, assuming, among other things, that the Sponsor Loan is fully drawn (for a maximum amount of $1,750,000), that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, no amount is drawn under the Sponsor Note and that all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements.

The aggregate value of the consideration that the Seller will receive, comprising an equal number of shares of Pubco Class A Stock and Pubco Class B Stock, together valued at $10.00 per share, issued pursuant to the Business Combination Agreement is approximately $2,751,943,270, assuming a Closing Bitcoin Price of $110,077.73. Pursuant to the Business Combination Agreement, the Seller will receive an equal number of shares of both Pubco Class A and Pubco Class B Stock, calculated, for each class of Pubco Stock, as the dollar value (based on the Closing Bitcoin Price) of 25,000 Bitcoin divided by $10.00.

Proposals to approve the Business Combination Agreement and the other matters discussed in this proxy statement/prospectus will be presented at the Meeting scheduled to be held on            , 2025.

The CEPO Class A Ordinary Shares are currently listed on The Nasdaq Global Market under the symbols “CEPO.” Pubco intends to apply for listing, to be effective at the time of the Closing, of its shares of Pubco Class A Stock on Nasdaq under the symbol “BSTR.” The CEPO Class A Ordinary Shares will not trade after the Closing.

Each of CEPO and Pubco is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to comply with certain reduced public company reporting requirements. Pubco is, and will be, after the consummation of the Business Combination, considered a “controlled company” under the Nasdaq Rules, and may be exempt from certain corporate governance requirements thereunder.

Interests of the Sponsor and CEPO’s Directors and Executive Officers in the Business Combination

When holders (the “Public Shareholders”) of CEPO Class A Ordinary Shares issued in the initial public offering of CEPO (the “CEPO IPO” and such shares, the “Public Shares”) consider the recommendation of the board of directors of CEPO (the “CEPO Board”) in favor of approval of the Business Combination and the other proposals discussed in this proxy statement/prospectus (the “Proposals”), Public Shareholders should keep in mind that the Sponsor and CEPO’s directors and officers have interests in the Proposals that are different from, or in addition to (and which may conflict with), the interests of a Public Shareholder as a CEPO Shareholder. These interests include, among other things:

•        As of the date hereof, the Sponsor is the record holder of 5,000,000 CEPO Class B Ordinary Shares and 500,000 CEPO Class A Ordinary Shares (the “CEPO Private Placement Shares”). The following persons have material interests in the Sponsor: Cantor Fitzgerald, L.P. (“Cantor”) is the sole member of the Sponsor; CF Group Management, Inc. (“CFGM”) is the managing general partner of Cantor; and Brandon G. Lutnick is the controlling trustee of the trusts owning all of the voting shares of CFGM and the Chairman and Chief Executive Officer of CFGM. As of the date hereof, each of Cantor, CFGM and Brandon G. Lutnick may be deemed to have beneficial ownership of the CEPO Ordinary Shares held directly by the Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. As of the date hereof, other than Brandon Lutnick (as described above) and Danny Salinas (who has a minority limited partnership interest in Cantor), none of CEPO’s other directors or executive officers has a direct or indirect ownership interest in the Sponsor and none of CEPO’s directors or executive officers has beneficial ownership of the CEPO Ordinary Shares held directly by the Sponsor;

•        The Sponsor paid $25,000, or approximately $0.005 per share, for the 5,000,000 CEPO Class B Ordinary Shares, and $5,000,000, or $10.00 per share, for the 500,000 CEPO Class A Ordinary Shares. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to surrender, for no consideration, which CEPO will cancel, 2,500,000 CEPO Class B Ordinary Shares immediately prior to, and subject to the consummation of, the CEPO Merger, resulting in the Sponsor owning 2,500,000 CEPO Class B Ordinary Shares immediately after such surrender. As of August 15, 2025, the aggregate value of such shares (after accounting for such share surrender) is estimated to be approximately $31.9 million, assuming the per share value of the shares is the same as the $10.62 closing price of the CEPO Class A Ordinary Shares on Nasdaq on August 15, 2025. As a result, the Sponsor is likely to be able to recoup its investment in CEPO and make a substantial profit on that investment, even if shares of Pubco Class A Stock have lost significant value after the Closing. This means that the Sponsor could earn a positive rate of return on its investment, even if Public Shareholders experience a negative rate of return in Pubco;

•        The 5,000,000 CEPO Class B Ordinary Shares and 500,000 CEPO Class A Ordinary Shares held by the Sponsor and purchased by the Sponsor for $5,025,000 in the aggregate will be worthless if a business combination is not consummated by CEPO by the end of the Combination Period (as defined below);

•        The Sponsor agreed that the 500,000 CEPO Class A Ordinary Shares it holds will not be sold or transferred until 30 days after CEPO has completed a business combination and the Sponsor agreed that the 5,000,000 CEPO Class B Ordinary Shares it holds (or 2,500,000 CEPO Class B Ordinary Shares after the agreed upon surrender) will not be sold or transferred until the earlier of (a) the one-year anniversary of the completion of CEPO’s business combination and (b) subsequent to the completion of a business combination, (x) if the last reported sale price of the CEPO Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the completion of CEPO’s business combination or (y) the date on which CEPO completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the CEPO Shareholders having the right to exchange their CEPO Class A Ordinary Shares for cash, securities or other property, subject to in each case to certain exceptions; provided that at Closing, the Sponsor, CEPO and Pubco will enter into an amendment to the Insider Letter to (i) extend the transfer and lock-up restrictions applicable to the CEPO Founder Shares pre-Closing so that they also apply to the CEPO Founder Shares post-Closing, (ii) modify the duration of the lock-up applicable to the CEPO Founder Shares post-Closing to be the earlier of (a) the twelve (12) month anniversary of the Closing Date and (b) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Pubco Stock for cash, securities or other property, and (iii) add Pubco as a party. These lock-ups will apply to the applicable shares of Pubco Class A Stock received by the Sponsor pursuant to the CEPO Merger;

•        CEPO’s Amended and Restated Memorandum and Articles of Association (the “CEPO Memorandum and Articles”) contains an anti-dilution provision which adjusts the conversion ratio of the CEPO Class B Ordinary Shares upon their conversion to CEPO Class A Ordinary Shares upon certain issuances of equity and equity-linked securities by CEPO, which includes the CEPO Class A Ordinary Shares to be issued in the CEPO Equity PIPEs, such that the number of CEPO Class A Ordinary Shares issued in respect of the CEPO Class B Ordinary Shares represents 20% of all CEPO Ordinary Shares that remain outstanding and are not redeemed in connection with the Business Combination and the CEPO Equity PIPE Shares (but excluding the CEPO Private Placement Shares). In connection with the Business Combination and in accordance with the Sponsor Support Agreement, the Sponsor, as the sole holder of CEPO Class B Ordinary Shares, has agreed, subject to and conditioned upon the Closing, to waive this anti-dilution right of the CEPO Class B Ordinary Shares;

•        CF&Co., an affiliate of the Sponsor and Cantor, is a party to a letter agreement, dated July 17, 2025, with Pubco and CEPO (the “Private Placement Engagement Letter”), pursuant to which Pubco and CEPO engaged CF&Co. as the lead placement agent for the Private Placement Investments. Pursuant to the Private Placement Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to up to approximately $54.5 million, which is equal to the sum of (i) 5.0% of the gross proceeds received by Pubco and CEPO pursuant to the CEPO Cash Equity PIPE (assuming that all CEPO Cash Equity PIPE Investors fund their commitments in their CEPO Cash Equity PIPE Subscription Agreements); (ii) 4.5% of the gross proceeds received by Pubco and CEPO pursuant to the Preferred Stock Private Placements and the exercise of the Preferred Stock Option (assuming that the Preferred Stock Investors and the July Convertible Notes Investors who exercised the Preferred Stock Option fund their commitments in their Preferred Stock Subscription Agreements and Convertible Notes Subscription Agreements); and (iii) 4.0% of the gross proceeds received by Pubco and CEPO pursuant to the Convertible Notes Private Placement, excluding the Preferred Stock Option (assuming that the Convertible Notes Investors fund their commitments in their Convertible Notes Subscription Agreements); provided that 1% of each such fee is payable at the sole discretion of Pubco; provided, further, that such fees are reduced with respect to proceeds received from certain investors; and provided further, that the amount of such fee will be reduced by an amount equal to the product of (a) 3.5%, (b) $10.00 and (c) the number of Public Shares redeemed in connection with the Business Combination. No fee is payable to CF&Co. for the proceeds raised pursuant to the CEPO BTC Equity PIPE and the Newco Private Placement. CEPO will also reimburse CF&Co. at Closing, for all reasonable and documented out-of-pocket expenses incurred by CF&Co. in connection with CF&Co. rendering its services under the Private Placement Engagement Letter, the aggregate amount of which will not exceed $40,000. Pursuant to the Private Placement Engagement Letter, CF&Co. also has a right to act, during the period of its engagement and 12 months thereafter, as (i) Pubco’s lead managing underwriter, initial purchaser placement agent and/or arranger for any subsequent financing and (ii) Pubco’s lead financial advisor for any potential acquisition, disposition or other extraordinary corporate transaction involving Pubco or any of its subsidiaries, assets, securities or businesses, in each case, on such other terms and conditions customary for CF&Co. for similar transactions, which terms and conditions will be embodied in one or more separate written agreements, which agreements shall be based on CF&Co.’s customary form for the applicable financing or transaction. CF&Co. is also a party to a letter agreement, dated July 17, 2025, with CEPO (the “M&A Engagement Letter”), pursuant to which CEPO engaged CF&Co. as CEPO’s exclusive financial advisor for the Business Combination. Pursuant to the M&A Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to $15 million. In addition, CF&Co. previously entered into a letter agreement with CEPO on January 6, 2025 (the “Business Combination Marketing Agreement”), pursuant to which CF&Co. will receive a $7.0 million cash fee at the Closing. Payment of the foregoing fees are all contingent on the Closing.

•        Each of the Sponsor and Robert Sharp, an independent director on the CEPO Board, entered into CEPO Cash Equity PIPE Subscription Agreements with CEPO and Pubco, pursuant to which the Sponsor has committed to purchase 500,000 CEPO Class A Ordinary Shares for $5 million and Robert Sharp has committed to purchase 100,000 CEPO Class A Ordinary Shares for $1 million;

•        The Sponsor and CEPO’s officers and directors have agreed not to redeem any CEPO Ordinary Shares held by them in connection with a shareholder vote to approve a proposed business combination, including the Business Combination;

•        The CEPO Memorandum and Articles provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as CEPO; and (ii) CEPO renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and CEPO, on the other. In the course of their other business activities, CEPO’s officers and directors may have, or may become aware of, other investment and business opportunities which may be appropriate for presentation to CEPO as well as the other entities with which they are affiliated. CEPO’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business combination opportunity should be presented, any pre-existing fiduciary obligation will be presented the business combination opportunity before CEPO is presented with it. CEPO does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target;

•        CEPO has until January 8, 2027, or until such earlier liquidation date as the CEPO Board may approve or such later date as the CEPO Shareholders may approve pursuant to the CEPO Memorandum and Articles (the “Combination Period”), to consummate a business combination. If the Business Combination with BSTR is not consummated and CEPO does not consummate another business combination by the end of the Combination Period, CEPO will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and the CEPO Board, dissolving and liquidating, subject in each case above to CEPO’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the 5,000,000 CEPO Class B Ordinary Shares and 500,000 CEPO Class A Ordinary Shares held by the Sponsor would be worthless because the Sponsor has waived its right to participate in any redemption or distribution with respect to such CEPO Ordinary Shares and CF&Co. will not receive any of the fees described above;

•        CEPO has issued the Sponsor Loan to the Sponsor in respect of up to $1,750,000 of loans the Sponsor has made, and will make, to CEPO to fund CEPO’s expenses relating to investigating and selecting an acquisition target and other working capital requirements. The Sponsor Loan does not bear interest and is repayable by CEPO to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option at any time on or prior to the Business Combination, all or any portion of the amount outstanding under the Sponsor Loan may be converted into CEPO Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Loan would be repaid only out of funds held outside of CEPO’s trust account (the “Trust Account”). As of June 30, 2025, CEPO had approximately $244,000 outstanding under the Sponsor Loan. If the Business Combination or another business combination is not consummated by the end of the Combination Period, the Sponsor Loan may not be repaid to the Sponsor, in whole or in part;

•        CEPO has also issued an unsecured promissory note for up to $3,000,000 to the Sponsor (the “Sponsor Note”) (as further described under the heading “Information About CEPO”) in connection with certain loans the Sponsor will make to CEPO in connection with the consummation of a business combination, an extension of time for CEPO to consummate a business combination or CEPO’s liquidation (each, a “Redemption Event”), such that an amount equal to $0.15 per Public Share being redeemed in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed Public Shares on such Redemption Event. The Sponsor Note does not bear interest and is repayable by CEPO to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option at any time on or prior to a business combination, all or any portion of the amount outstanding under the Sponsor Note may be converted into CEPO Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Note would be repaid only out of funds held outside of the Trust Account. As of June 30, 2025, CEPO had $0 outstanding under the Sponsor Note. The Sponsor Note, if drawn, will not be repaid to the extent that the amount of the Sponsor Note exceeds the amount of available proceeds not deposited in the Trust Account if a business combination is not completed;

•        If CEPO is unable to complete a business combination by the end of the Combination Period, the Sponsor has agreed to be liable to CEPO if and to the extent of any claims by a third party for services rendered or products sold to CEPO or by a prospective acquisition target with which CEPO has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, in each case, reduce the amount of redemption amount to below the lesser of (i) the sum of (A) $10.00 per Public Share and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event and (ii) the sum of (A) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less interest released to pay taxes, and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event; provided that such liability will not apply to any claims by a third party or prospective acquisition target who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under CEPO’s indemnity of the underwriters of the CEPO IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”) nor to claims brought by CEPO’s public auditor;

•        The Sponsor, CEPO’s officers and directors and their affiliates are entitled to reimbursement for any out-of-pocket expenses incurred by them in connection with certain activities on CEPO’s behalf, such as identifying, investigating, negotiating and completing a business combination. If CEPO does not complete a business combination by the end of the Combination Period, CEPO may not have the cash necessary to reimburse these expenses. As of the date of this proxy statement/prospectus, none of the Sponsor, CEPO’s officers and directors or their affiliates has incurred any such expenses which would be reimbursed at the Closing; and

•        CEPO’s officers and directors will be eligible for continued indemnification and continued coverage under a tail policy for CEPO’s directors’ and officers’ liability insurance policy for up to a six-year period from and after the Closing for events occurring prior to the Closing, which tail policy is to be paid for by Pubco at the Closing pursuant to the Business Combination Agreement. If the Business Combination does not close, CEPO’s officers and directors may not receive this tail insurance coverage.

Additionally, in considering the recommendation of the CEPO Board to vote in favor of approval of the Proposals, unaffiliated CEPO Shareholders should keep in mind that the directors and executive officers of Pubco and Newco have interests in such Proposals that are different from or in addition to, those of unaffiliated CEPO Shareholders. In particular:

•        The fact that, assuming the maximum redemptions scenario, the Chief Executive Officer will own approximately         % of shares of Pubco Class A Stock outstanding immediately following the Closing.

•        Pubco is in the process of negotiating employment agreements with its Chief Executive Officer and Chief Financial Officer and expects to enter into an employment agreement with each of them prior to the Closing. Pubco also intends to grant equity awards under a stock incentive plan to be adopted by Pubco to Pubco’s Chief Executive Officer and Chief Financial Officer, prior to the Closing. As party to the anticipated employment agreements and recipients of the anticipated equity awards, Pubco’s Chief Executive Officer and Chief Financial Officer may have interests in the Business Combination that are different from or in addition to, the shareholders of Pubco; and

•        The fact that Dr. Adam Back, sole director, president and secretary of Newco is expected to become a director and the Chief Executive Officer of Pubco at Closing.

Consideration to be Received by, and Securities to be Issued to, the Sponsor and its Affiliates

Set forth below is a summary of the terms and amount of the consideration received or to be received by the Sponsor and its Affiliates in connection with the Business Combination and the Private Placement Investments, the amount of securities issued or to be issued by CEPO to the Sponsor and the price paid or to be paid or consideration provided for such securities or any related financing transaction.

Entity	Interest in Securities/Other Consideration to be Received	Price Paid or to be Paid or Consideration Provided
Sponsor

•   5,000,000 CEPO Class B Ordinary Shares; provided that, pursuant to the Sponsor Support Agreement, the Sponsor has agreed to surrender, for no consideration, which CEPO will cancel, 2,500,000 CEPO Class B Ordinary Shares immediately prior to, and subject to the consummation of, the CEPO Merger, resulting in the Sponsor owning 2,500,000 CEPO Class B Ordinary Shares immediately after such surrender.

• $25,000 paid to purchase 5,000,000 CEPO Class B Ordinary Shares

Entity	Interest in Securities/Other Consideration to be Received	Price Paid or to be Paid or Consideration Provided
	• 500,000 CEPO Class A Ordinary Shares	• $5,000,000 paid to purchase 500,000 CEPO Class A Ordinary Shares at the time of the CEPO IPO
	• 500,000 CEPO Class A Ordinary Shares	• $5,000,000 to be paid in cash to purchase 500,000 CEPO Class A Ordinary Shares pursuant to the CEPO Equity PIPE
	• Additional CEPO Class A Ordinary Shares or cash	• Amounts outstanding at the Closing under the Sponsor Loan and the Sponsor Note will be repaid, at the Sponsor’s option in cash or by the issuance of CEPO Class A Ordinary Shares at $10.00 per share
CF&Co.	• $7 million in cash	• Consideration for the services provided pursuant to the Business Combination Marketing Agreement
	• $15 million in cash	• Consideration for the services provided pursuant to the M&A Engagement Letter

•   Cash fee at the Closing equal to up to approximately $54.5 million, which is equal to the sum of (i) 5.0% of the gross proceeds received by Pubco and CEPO pursuant to the CEPO Cash Equity PIPE (assuming that all CEPO Cash Equity PIPE Investors fund their commitments in their CEPO Cash Equity PIPE Subscription Agreements); (ii) 4.5% of the gross proceeds received by Pubco and CEPO pursuant to the Preferred Stock Private Placements and the exercise of the Preferred Stock Option (assuming that the Preferred Stock Investors and the July Convertible Notes Investors who exercised the Preferred Stock Option fund their commitments in their Preferred Stock Subscription Agreements and Convertible Notes Subscription Agreements); and (iii) 4.0% of the gross proceeds received by Pubco and CEPO pursuant to the Convertible Notes Private Placement, excluding the Preferred Stock Option (assuming that the Convertible Notes Investors fund their commitments in their Convertible Notes Subscription Agreements); provided that 1% of each such fee is payable at the sole discretion of Pubco; provided, further, that such fees are reduced with respect to proceeds received from certain investors; and provided further, that the amount of such fee will be reduced by an amount equal to the product of (a) 3.5%, (b) $10.00 and (c) the number of Public Shares redeemed in connection with the Business Combination.

• Consideration for the services provided pursuant to the Private Placement Engagement Letter

Because the Sponsor acquired the 2,500,000 CEPO Class B Ordinary Shares (after accounting for the surrender of 2,500,000 CEPO Class B Ordinary Shares immediately prior to the CEPO Merger) at a nominal price, the Public Shareholders will incur substantial and immediate dilution upon the Closing of the Business Combination. See the sections entitled “Summary of the Proxy Statement/Prospectus — Dilution,” “Risk Factors — Risks Related to the Business Combination — The value of the CEPO Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of shares of Pubco Class A Stock at such time is substantially less than $10.00 per share, which may create an economic incentive for the CEPO management team to pursue and consummate the Business Combination which differs from the Public Shareholders” and “Risk Factors — Risks Related to the Business Combination — Public Shareholders who do not redeem their Public Shares will experience substantial and immediate dilution upon Closing of the Business Combination as a result of the CEPO Class B Ordinary Shares held by the Sponsor, since the value of the CEPO Class B Ordinary Shares is likely to be substantially higher than the nominal price paid for them, as well as a result of the issuance of the shares of Pubco Stock in the Business Combination and the Private Placement Investments.”

After careful consideration, the CEPO Board has unanimously approved the Business Combination Agreement and the other Proposals described in the accompanying proxy statement/prospectus and the CEPO Board has determined that it is advisable to consummate the Business Combination. The CEPO Board did not obtain a fairness opinion (or any similar report or appraisal) in connection with its determination to approve the Business Combination. However, CEPO’s management, the members of the CEPO Board and the other representatives of CEPO have experience in evaluating the operating and financial merits of companies and reviewed certain financial information of Newco and other relevant financial information selected based on the experience and the professional judgment of CEPO’s management team. Accordingly, investors will be relying solely on the judgment of the CEPO Board in valuing Newco’s business and accordingly, investors assume the risk that the CEPO Board may not have properly valued such business. For more information, see the risk factor entitled “Neither the CEPO Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, CEPO Shareholders have no assurance from an independent source that the number of shares of Pubco Stock to be issued to the Seller and CEPO Shareholders in the Business Combination is fair to CEPO — and, by extension, CEPO Shareholders — from a financial point of view.” The CEPO Board recommends that Public Shareholders vote “FOR” the Proposals described in the accompanying proxy statement/prospectus (including each of the sub-proposals).

This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the Meeting. CEPO encourages you to carefully read this entire document and the documents incorporated by reference. You should also carefully consider the risk factors described in “Risk Factors” on page 44 of this proxy statement/prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated            , 2025, and is first being mailed to CEPO Shareholders on or about            , 2025.

CANTOR EQUITY PARTNERS I, INC.
110 East 59th Street
New York, New York 10022

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON            , 2025

TO THE SHAREHOLDERS OF CANTOR EQUITY PARTNERS I, INC. (“CEPO SHAREHOLDERS”):

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Meeting”) of the shareholders of Cantor Equity Partners I, Inc., a Cayman Islands exempted company (“CEPO”), will be            at            a.m. Eastern Time, on            , 2025. The Meeting will be held at            and virtually over the Internet by means of a live audio webcast. You can participate in the Meeting, vote and submit questions via live webcast by visiting https://www.cstproxy.com/            and using a control number assigned by Continental Stock Transfer & Trust Company. You will not be required to attend the Meeting in person in order to vote, and CEPO encourages virtual participation. You are cordially invited to attend the Meeting in person at the location noted above or via the live webcast noted above, and will be asked to consider and vote upon the following proposals (the “Proposals”):

(1)     The Business Combination Proposal — to approve and adopt the Business Combination Agreement (as amended, restated or otherwise modified from time to time, the “Business Combination Agreement”), dated as of July 16, 2025, by and among CEPO, BSTR Holdings, Inc., a Delaware corporation (“Pubco”), BSTR Intermediate, a Cayman Islands exempted company and a wholly owned subsidiary of Pubco (“CEPO Merger Sub”), BSTR Holdings (Cayman), a Cayman Islands exempted company (the “Seller”), BSTR Newco, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Seller (“Newco”), PEMS Sub A, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO (“CEPO Subsidiary A”), PEMS Sub B, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary A (“CEPO Subsidiary B”), and PEMS Merger Sub C, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary B (“Newco Merger Sub” and, together with CEPO Subsidiary A and CEPO Subsidiary B, the “CEPO Subsidiaries”), pursuant to which and subject to the terms and conditions set forth therein, upon the consummation of the transactions contemplated thereby (the “Closing” and the date of the Closing, the “Closing Date”), (i) CEPO will merge with and into CEPO Merger Sub, with CEPO Merger Sub continuing as the surviving entity (the “CEPO Surviving Subsidiary”) and as a result of which (a) immediately prior to the effective time of the CEPO Merger (as defined below) (the “Effective Time”), each issued and outstanding Class B ordinary share, par value $0.0001 per share, of CEPO (“CEPO Class B Ordinary Shares”), will automatically convert into one Class A ordinary share, par value $0.0001 per share, of CEPO (the “CEPO Class A Ordinary Shares” and, together with the CEPO Class B Ordinary Shares, the “CEPO Ordinary Shares”), and (b) at the Effective Time, the holders of CEPO Class A Ordinary Shares will receive one share of Class A common stock, par value $0.01 per share, of Pubco (“Pubco Class A Stock”), for each CEPO Class A Ordinary Share held by such CEPO Shareholder (the “CEPO Merger”) and (ii) at least two (2) hours after the CEPO Merger, Newco Merger Sub will merge with and into Newco, with Newco continuing as the surviving company, and as a result of which (a) the Seller will receive an equal number of shares of Pubco Class A Stock and Class B common stock, par value $0.01 per share, of Pubco (“Pubco Class B Stock” and, together with the Pubco Class A Stock, the “Pubco Stock”) in exchange for its Class A common membership interests of Newco (“Newco Class A Interests”) and Class B common membership interests of Newco (“Newco Class B Interests” and, together with the Newco Class A Interests, the “Newco Interests”) and (b) the investors who entered into the subscription agreements with Newco, Pubco and CEPO (the “Newco Equity Investors”) to purchase, in a private placement immediately prior to the Newco Merger, Newco Class A Interests at $10.00 per interest, in exchange for 845 Bitcoin in the aggregate, will receive nonvoting units of Newco (the “Newco Exchange Interests”) on a one-for-one basis in exchange for their Newco Class A Interests, which Newco Exchange Interests may be redeemed, at the request of the holder thereof, in exchange for an equal number of shares of Pubco Class A Stock or, at Pubco’s election, the cash equivalent (such merger, the “Newco Merger,” the Newco Merger together with the CEPO Merger, the “Mergers” and the Mergers together with the other transactions contemplated by the Business Combination Agreement and the Ancillary Agreements, the “Business Combination”). We refer to this proposal as the “Business Combination Proposal.” The Business Combination Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Business Combination Proposal,” and a copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

(2)    The Merger Proposal — to approve and authorize the CEPO Merger and the plan of merger for the CEPO Merger to be entered into by CEPO Merger Sub, CEPO and Pubco (the “CEPO Plan of Merger”). We refer to this proposal as the “Merger Proposal.” The Merger Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Merger Proposal” and a copy of the CEPO Plan of Merger is attached to the accompanying proxy statement/prospectus as Annex B.

(3)    The Organizational Documents Proposals — to consider and vote, on a non-binding advisory basis, upon separate proposals to approve the material differences between the Amended and Restated Memorandum and Articles of Association of CEPO (the “CEPO Memorandum and Articles”) and the Amended and Restated Certificate of Incorporation of Pubco and Pubco’s Amended and Restated Bylaws, substantially in the form attached to this proxy statement/prospectus as Annexes C and D (the “Proposed Organizational Documents”), specifically to approve (collectively, the “Organizational Documents Proposals”):

•        Proposal A: changes to the authorized share capital of Cantor Equity Partners I, Inc.

•        Proposal B: changes to the size and composition of the board of directors;

•        Proposal C: the change from a classified board of directors to an unclassified board; and

•        Proposal D: remove provisions related to status as a blank check company set out in the CEPO Memorandum and Articles.

The Organizational Documents Proposals are described in more detail in the accompanying proxy statement/prospectus under the heading “The Organizational Documents Proposals.”

(4)     The Nasdaq Proposal — to approve a proposal for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of (i) shares of Pubco Stock in connection with the Business Combination, (ii) the Class A Ordinary Shares of CEPO, par value $0.0001 per share (the “CEPO Class A Ordinary Shares”), if any, to be issued in repayment of all or any portion of the outstanding loans payable to Cantor EP Holdings I, LLC, (iii) CEPO Class A Ordinary Shares to be issued to investors in connection with the consummation of the Business Combination, and (iv) additional shares of Pubco Class A Stock that will, upon Closing, be reserved for issuance (a) upon conversion of the Convertible Notes (as defined below) issued pursuant to the Convertible Notes Subscription Agreements and the preferred stock of Pubco issued pursuant to the Preferred Stock Subscription Agreement (as defined below) and Convertible Notes Subscription Agreements (as defined below), (b) upon redemption and exchange of the Newco Exchange Interests, and (c) pursuant to the Incentive Plan (as defined below), to the extent such issuances would require shareholder approval under Nasdaq Rule 5635. We refer to this proposal as the “Nasdaq Proposal.” The Nasdaq Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Nasdaq Proposal.”

(5)    The Adjournment Proposal — to approve a proposal to adjourn the Meeting to a later date or dates, if it is determined by CEPO additional time is necessary or appropriate to complete the Business Combination or for any other reason. We refer to this proposal as the “Adjournment Proposal.” The Adjournment Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Adjournment Proposal.”

Only holders of record of CEPO Ordinary Shares at the close of business on            , 2025 (the “Record Date”) are entitled to notice of the Meeting and to vote and have their votes counted at the Meeting and any adjournments of the Meeting.

After careful consideration, the board of directors of CEPO (the “CEPO Board”) has determined that the Business Combination Proposal, the Merger Proposal, the Organizational Documents Proposals, the Nasdaq Proposal and the Adjournment Proposal are in the best interests of CEPO and the CEPO Shareholders and unanimously recommends that Public Shareholders vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” each of the Organizational Documents Proposals, “FOR” the Nasdaq Proposal and “FOR” the Adjournment Proposal, if presented. When Public Shareholders consider the CEPO Board’s recommendation of the Proposals, Public Shareholders should keep in mind that the directors and officers of CEPO have interests in the Business Combination that may conflict with the interests of a Public Shareholder as a CEPO Shareholder. For a more complete descriptions of these interests, see the section entitled “The Business Combination Proposal — Interests of the Sponsor and CEPO’s Directors and Executive Officers in the Business Combination.”

The CEPO Board has already approved the Business Combination. The CEPO Board did not obtain a fairness opinion (or any similar report or appraisal) in connection with its determination to approve the Business Combination. However, CEPO’s management, the members of the CEPO Board and the other representatives of CEPO have experience in evaluating the operating and financial merits of companies and reviewed certain financial information of Newco and other relevant financial information selected based on the experience and the professional judgment of CEPO’s management team. Accordingly, investors will be relying solely on the judgment of the CEPO Board in valuing Newco’s business and accordingly, investors assume the risk that the CEPO Board may not have properly valued such business. For more information, see the risk factor entitled “Neither the CEPO Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, CEPO Shareholders have no assurance from an independent source that the number of shares of Pubco Stock to be issued to the Seller and CEPO Shareholders in the Business Combination is fair to CEPO — and, by extension, CEPO Shareholders — from a financial point of view.”

To pass, each of the Business Combination Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution of CEPO Shareholders, which requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CEPO Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). To pass, the Merger Proposal requires a special resolution of CEPO Shareholders, which requires the affirmative vote of at least two-thirds of the votes cast by, or on behalf of, the CEPO Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). CEPO Shareholders are also being asked to approve, on a non-binding advisory basis, the Organizational Documents Proposals. Although the CEPO Board is asking CEPO Shareholders to approve the Organizational Documents Proposals on the non-binding advisory basis, regardless of the outcome of the non-binding advisory vote on the Organizational Documents Proposals, the Proposed Organizational Documents will take effect upon the Closing if the Business Combination Proposal and the Merger Proposal are approved.

Under the Business Combination Agreement, the approval by CEPO Shareholders of the Business Combination Proposal and the Merger Proposal are conditions to the consummation of the Business Combination. If any of those Proposals are not approved by CEPO Shareholders, the Business Combination will not be consummated, unless waived by the parties. The Merger Proposal is conditional upon the approval of the Business Combination Proposal. The Organizational Documents Proposals and the Nasdaq Proposal are conditional upon the approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal.

The Sponsor currently holds 5,000,000 CEPO Class B Ordinary Shares and 500,000 CEPO Class A Ordinary Shares. The Sponsor has agreed to vote its 5,500,000 CEPO Ordinary Shares, representing 21.6% of the issued and outstanding CEPO Ordinary Shares, in favor of each of the Proposals. As a result, with respect to each Proposal that requires approval of CEPO Shareholders by an ordinary resolution, in addition to the Sponsor’s CEPO Ordinary Shares, CEPO would need only 7,250,001, or 36.3%, of the 20,000,000 Public Shares (assuming all issued and outstanding CEPO Ordinary Shares are voted at the Meeting), and only 875,001, or 4.4%, of the 20,000,000 Public Shares (assuming a minimum number of CEPO Ordinary Shares to achieve a quorum are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved. With respect to each Proposal that requires approval of CEPO Shareholders by a special resolution, in addition to the Sponsor’s CEPO Ordinary Shares, CEPO would need only 11,500,001, or 57.5%, of the 20,000,000 Public Shares (assuming all issued and outstanding CEPO Ordinary Shares are voted at the Meeting), and only 3,000,001, or 15.0%, of the 20,000,000 Public Shares (assuming a minimum number of CEPO Ordinary Shares to achieve a quorum are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved.

Upon the completion of the Business Combination and the consummation of the Private Placement Investments, and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, that there are no CEPO Dissenting Shares, that all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements, that no Convertible Notes or shares of Preferred Stock are converted into shares of Pubco Class A Stock, that all Newco Exchange Interests are redeemed in exchange for shares of Pubco Class A Stock, that no shares of Pubco Class A Stock are issued pursuant to the Incentive Plan and a Closing Bitcoin Price of $110,077.73, (i) Public Shareholders will own approximately 5.1% of the issued and outstanding shares of Pubco Class A Stock, (ii) the CEPO Cash Equity PIPE Investors will own approximately 10.0% of the issued and outstanding shares of Pubco Class A Stock, (iii) the CEPO BTC Equity PIPE Investors will own approximately 11.7% of the issued and outstanding shares of Pubco Class A

Stock, (iv) the Newco Equity Investors will own approximately 2.4% of the issued and outstanding shares of Pubco Class A Stock, (v) the Sponsor will own approximately 0.9% of the issued and outstanding shares of Pubco Class A Stock and (vi) the Seller will own approximately 69.9% of the issued and outstanding shares of Pubco Class A Stock and 100% of the issued and outstanding shares of Pubco Class B Stock.

Upon the completion of the Business Combination and the consummation of the Private Placement Investments, and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, that there are no CEPO Dissenting Shares, that all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements, that all Convertible Notes and shares of Preferred Stock are converted into shares of Pubco Class A Stock at $13.00 per share, that all Newco Exchange Interests are redeemed in exchange for shares of Pubco Class A Stock, that no shares of Pubco Class A Stock are issued pursuant to the Incentive Plan and a Closing Bitcoin Price of $110,077.73, (i) Public Shareholders will own approximately 4.3% of the issued and outstanding shares of Pubco Class A Stock, (ii) the CEPO Cash Equity PIPE Investors will own approximately 8.6% of the issued and outstanding shares of Pubco Class A Stock, (iii) the CEPO BTC Equity PIPE Investors will own approximately 10.0% of the issued and outstanding shares of Pubco Class A Stock, (iv) the Newco Equity Investors will own approximately 2.0% of the issued and outstanding shares of Pubco Class A Stock, (v) the Convertible Notes Investors will own approximately 9.6% of the issued and outstanding shares of Pubco Class A Stock, (vi) the Preferred Stock Investors will own approximately 5.0% of the issued and outstanding shares of Pubco Class A Stock, (vii) the Sponsor will own approximately 0.8% of the issued and outstanding shares of Pubco Class A Stock and (viii) the Seller will own approximately 59.7% of the issued and outstanding shares of Pubco Class A Stock and 100% of the issued and outstanding shares of Pubco Class B Stock.

The price per share of Pubco Class A Stock is $10.00 per share for Public Shareholders, the Equity PIPE Investors, the Sponsor and its Affiliates, the directors and officers of CEPO and the Seller.

The value of the consideration that the Public Shareholders are each receiving in connection with the Business Combination is thus $10.00 per share.

The aggregate value of the total consideration that the Sponsor and its Affiliates will receive, comprising shares of Pubco Class A Stock valued at $10.00 per share and the cash fees to be paid to CF&Co. as further described herein, is approximately $113,286,160, assuming, among other things, that the Sponsor Loan is fully drawn (for a maximum amount of $1,750,000), that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, no amount is drawn under the Sponsor Note and that all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements.

The aggregate value of the consideration that the Seller will receive, comprising an equal number of shares of Pubco Class A Stock and Pubco Class B Stock, together valued at $10.00 per share, issued pursuant to the Business Combination Agreement is approximately $2,751,943,270, assuming a Closing Bitcoin Price of $110,077.73. Pursuant to the Business Combination Agreement, the Seller will receive an equal number of shares of both Pubco Class A and Pubco Class B Stock, calculated, for each class of Pubco Stock, as the dollar value (based on the Closing Bitcoin Price) of 25,000 Bitcoin divided by $10.00.

Pursuant to the CEPO Memorandum and Articles, CEPO is providing the Public Shareholders with the opportunity to redeem, upon the Closing, Public Shares then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two (2) business days prior to the Closing) in CEPO’s trust account (the “Trust Account”) that holds the proceeds (including interest but less taxes payable) of the CEPO’s initial public offering (the “CEPO IPO”). For illustrative purposes, based on funds in the Trust Account of approximately $204.0 million as of July 31, 2025, the estimated per share redemption price would have been approximately $10.35 per share (inclusive of $0.15 per share to be funded pursuant to the Sponsor Note and which amount takes into account CEPO’s estimate of the amount that may be withdrawn to pay applicable taxes). CEPO Shareholders are not required to affirmatively vote for or against the Business Combination in order to redeem their Public Shares for cash. This means that CEPO Shareholders who hold Public Shares on or before            , 2025 (two (2) business days before the Meeting) will be eligible to elect to have their Public Shares redeemed for cash in connection with the Meeting, whether or not they are holders as of the Record Date, and whether or not such Public Shares are voted at the Meeting.

The Sponsor and CEPO’s executive officers and directors have agreed to waive their redemption rights with respect to any CEPO Ordinary Shares they may hold in connection with the consummation of the Business Combination, and such shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

All CEPO Shareholders are cordially invited to attend the Meeting. Your vote is important regardless of the number of shares you own. Whether you plan to attend the Meeting or not, to ensure your representation at the Meeting, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a holder of record of CEPO Ordinary Shares, you may also cast your vote via Internet or telephone or in person. If your CEPO Ordinary Shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Meeting and vote yourself, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, it will have no effect on any of the Proposals.

Your attention is directed to the proxy statement accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of the Proposals. We encourage you to read this proxy statement carefully. If you have any questions or need assistance voting your shares, you may call Sodali & Co, CEPO’s proxy solicitor, at (800) 662-5200 or (203) 658-9400 (banks and brokers) or email at CEPO.info@investor.sodali.com.

By Order of the CEPO Board

Brandon Lutnick
Chairman and Chief Executive Officer

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST, NO LATER THAN 5:00 p.m. EASTERN TIME ON            , 2025 (TWO BUSINESS DAYS PRIOR TO THE MEETING), DEMAND THAT CEPO REDEEM YOUR PUBLIC SHARES FOR CASH BY (A) DELIVERING A NOTICE TO CEPO’S TRANSFER AGENT AND (B) TENDERING YOUR PUBLIC SHARES TO CEPO’S TRANSFER AGENT. YOU MAY TENDER YOUR PUBLIC SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR PUBLIC SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. WHETHER OR NOT, OR HOW, YOU VOTE ON ANY PROPOSAL WILL NOT AFFECT YOUR ELIGIBILITY FOR EXERCISING REDEMPTION RIGHTS. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN YOUR PUBLIC SHARES WILL NOT BE CONVERTED INTO CASH AT THIS TIME IN CONNECTION WITH THE BUSINESS COMBINATION. IF YOU HOLD YOUR PUBLIC SHARES IN “STREET NAME,” YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE PUBLIC SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “EXTRAORDINARY GENERAL MEETING OF CEPO SHAREHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

ADDITIONAL INFORMATION

This document incorporates important business and financial information about CEPO filed with the Securities and Exchange Commission (the “SEC”) that is not included in or delivered with this document. You can obtain any of the documents filed with the SEC by CEPO at no cost from the SEC’s website at www.sec.gov. You may also request copies of these documents, including documents incorporated by reference into this document, at no cost, by contacting CEPO. Please see “Where You Can Find More Information” for more details. In order to receive timely delivery of the documents in advance of the Meeting, you should make your request to

Cantor Equity Partners I, Inc.
110 East 59th Street
New York, New York 10022
Email: CantorEquityPartners@cantor.com
or
Sodali & Co
430 Park Avenue, 14th Floor
New York, NY 10022
Telephone: (800) 662-5200
Bank and Brokers can call at (203) 658-9400
Email: CEPO@investor.sodali.com

To obtain timely delivery, you must request the information no later than five (5) business days before the date you must make your investment decision.

No person is authorized to give any information or to make any representation with respect to the matters that this proxy statement/prospectus describes other than those contained in this proxy statement/prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by CEPO, Pubco or Newco. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this proxy statement/prospectus nor any distribution of securities made under this proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of CEPO, Pubco or Newco since the date of this proxy statement/prospectus or that any information contained herein is correct as of any time subsequent to such date.

You will not be charged for any of these documents that you request. To obtain timely delivery of requested materials, you must request the documents no later than five (5) business days prior to the date of the Meeting.

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About This Proxy Statement/Prospectus

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Pubco (File No. 333-            ), constitutes a prospectus of Pubco under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Pubco Stock to be issued if the Business Combination described herein is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Meeting of CEPO Shareholders at which CEPO Shareholders will be asked to consider and vote upon the approval of the Business Combination Proposal, among other matters, as described below:

(1)    The Business Combination Proposal — to approve and adopt the Business Combination Agreement and the Business Combination. See the section entitled “The Business Combination Proposal.”

(2)    The Merger Proposal — to approve and authorize the CEPO Merger and the CEPO Plan of Merger. See the section entitled “The Merger Proposal.”

(3)    The Organizational Documents Proposals — to consider and vote, on a non-binding advisory basis, upon separate proposals to approve the material differences between the CEPO Memorandum and Articles and the Proposed Organizational Documents, specifically to approve:

•        Proposal A: changes to the authorized share capital of Cantor Equity Partners I, Inc.

•        Proposal B: changes to the size and composition of the board of directors;

•        Proposal C: the change from a classified board of directors to an unclassified board; and

•        Proposal D: remove provisions related to status as a blank check company set out in the CEPO Memorandum and Articles.

See the section entitled “The Organizational Documents Proposals.”

(4)    The Nasdaq Proposal — to approve a proposal for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of (i) shares of Pubco Stock in connection with the Business Combination, (ii) the CEPO Class A Ordinary Shares, if any, be issued in repayment of all or any portion of the outstanding loans payable to the Sponsor, (iii) the CEPO Equity PIPE Shares, and (iv) additional shares of Pubco Class A Stock that will, upon Closing, be reserved for issuance (a) upon conversion of the Convertible Notes issued pursuant to the Convertible Notes Subscription Agreements and the Preferred Stock issued pursuant to the Preferred Stock Subscription Agreement and Convertible Notes Subscription Agreements, (b) upon redemption and exchange of the Newco Exchange Interests, and (c) pursuant to the Incentive Plan, to the extent such issuances would require shareholder approval under Nasdaq Rule 5635. See the section entitled “The Nasdaq Proposal.”

(5)    The Adjournment Proposal — to approve a proposal to adjourn the Meeting to a later date or dates, if it is determined by CEPO additional time is necessary or appropriate to complete the Business Combination or for any other reason. See the section entitled “The Adjournment Proposal.”

CEPO files reports, proxy statements/prospectuses and other information with the SEC as required by the Exchange Act. You can read CEPO’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

You may request copies of this proxy statement/prospectus, without charge, by written or oral request to CEPO’s proxy solicitor at:

Sodali & Co
430 Park Avenue, 14th Floor
New York, NY 10022
Telephone: (800) 662-5200
Bank and Brokers can call at (203) 658-9400
Email: CEPO.info@investor.sodali.com

To obtain timely delivery of requested materials, you must request the documents no later than five (5) business days prior to the date of the Meeting.

You may also obtain additional information about CEPO from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption (which includes the name of the beneficial owner of the shares) and deliver your Public Shares electronically to CEPO’s transfer agent at least two business days prior to the Meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” in the section entitled “Questions and Answers About the Proposals.” If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Email: spacredemptions@continentalstock.com

FINANCIAL STATEMENT PRESENTATION

Pubco

Pubco was incorporated in Delaware on July 14, 2025, for the purpose of effectuating the Business Combination described herein. Pubco currently has no material assets and does not currently operate any businesses. CEPO Merger Sub is a wholly owned subsidiary of Pubco. The consolidated financial statements of Pubco included in this proxy statement/prospectus have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

CEPO

The financial statements of CEPO included in this proxy statement/prospectus have been prepared in accordance with U.S. GAAP.

BSTR

BSTR was formed in Delaware on July 14, 2025, as a Delaware limited liability company. The financial statements of BSTR included in this proxy statement/prospectus have been prepared in accordance with U.S. GAAP.

This proxy statement/prospectus contains:

•        the audited financial statements of CEPO as of December 31, 2024 and 2023, and for the years ended December 31, 2024 and 2023 and the unaudited financial statements of CEPO as of June 30, 2025, and the three and six months ended June 30, 2025 and 2024;

•        the audited financial statements of BSTR as of July 31, 2025, and for the period from July 14, 2025, to July 31, 2025; and

•        the audited financial statements of Pubco as of July 31, 2025, and for the period from July 14, 2025, to July 31, 2025.

Unless indicated otherwise, financial data presented in this proxy statement/prospectus has been taken from the audited and unaudited financial statements of CEPO, BSTR and Pubco, as applicable, included in this proxy statement/prospectus.

In this proxy statement/prospectus, unless otherwise specified, all monetary amounts are in U.S. dollars, all references to “$,” “US$,” “USD” and “dollars” mean U.S. dollars.

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INDUSTRY AND MARKET DATA

In this proxy statement/prospectus, Pubco, BSTR and CEPO rely on and refer to industry data, information and statistics regarding the markets in which BSTR competes from publicly available information, industry and general publications and research and studies conducted by third parties. Each of Pubco, BSTR and CEPO has taken such care as it considers reasonable in the extraction and reproduction of information from such data from third-party sources.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The industry in which Pubco will operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” Furthermore, such information and data cannot always be verified with complete certainty due to limits on the availability and reliability of data, the voluntary nature of the data gathering process and other limitations and uncertainties. Finally, while each of Pubco, BSTR and CEPO believes its own internal estimates and research are reliable, and is not aware of any misstatements regarding such information and data presented in this proxy statement/prospectus, such research has not been verified by any independent source. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under the section of this proxy statement/prospectus entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

Notwithstanding anything in this proxy statement/prospectus to the contrary, Pubco, BSTR and CEPO are responsible for all disclosures in this proxy statement/prospectus.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This proxy statement/prospectus contains references to trademarks and service marks belonging to other entities.

CEPO and its affiliates own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their businesses. In addition, their names, logos and website names and addresses are their trademarks or service marks. Other trademarks, trade names and service marks appearing in this proxy statement/prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement/prospectus are listed without the applicable ®, ™ and SM symbols, but they will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

DEFINED TERMS

In this document the following terms, when capitalized, have the following meanings.

“$,” “USD,” “US$” and “U.S. dollar” each refer to the legal currency of the United States.

“10% U.S. Shareholder” means a U.S. Holder who, on the date of the CEPO Merger beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power or value of CEPO.

“100% Redemptions” means a scenario whereby 100%, or 20,000,000, of the Public Shares are redeemed by Public Shareholders.

“2024 SPAC Rules” means the rules and regulations for SPACs adopted by the SEC on January 24, 2024, and which became effective on July 1, 2024.

“25% Redemptions” means a scenario whereby 25%, or 5,000,000, of the Public Shares are redeemed by Public Shareholders.

“50% Redemptions” means a scenario whereby 50%, or 10,000,000, of the Public Shares are redeemed by Public Shareholders.

“75% Redemptions” means a scenario whereby 75%, or 15,000,000, of the Public Shares are redeemed by Public Shareholders.

“Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any person or group at any time relating to an Alternative Transaction.

“Additional Permitted Financing” means the subscription or purchase by an investor after the date of this Agreement of securities to be issued or guaranteed by Pubco or CEPO, as applicable (or of securities exercisable, convertible or exchangeable into securities to be issued or guaranteed by Pubco or CEPO, as applicable), including ordinary shares, preferred shares, convertible or exchangeable bonds or notes, promissory notes, warrants or other securities, in each case, to the extent consented to in writing by CEPO and the Seller (which consent may be withheld in the sole and absolute discretion of the party asked to provide consent);

“Adjournment Proposal” means a proposal to adjourn the Meeting to a later date or dates, if it is determined by CEPO additional time is necessary or appropriate to complete the Business Combination or for any other reason.

“Affiliate(s)” when used with respect to a particular person, means any other person directly or indirectly controlling, controlled by or under common control with such person as of the date on which, or at any time during the period for which, the determination of affiliation is being made, whether through one or more intermediaries or otherwise, and the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“Alternative Transaction” means (A) with respect to Newco, Pubco, CEPO Merger Sub, the Seller and their respective Affiliates, a transaction (other than the transactions contemplated by Business Combination Agreement and any Ancillary Agreement) concerning the sale of (x) all or any material part of the business or assets of Newco (other than in the ordinary course of business consistent with past practice) or (y) any of the shares or other equity interests or profits of Newco, in any case, whether such transaction takes the form of a sale of shares or other equity interests in Newco, assets, merger, consolidation, issuance of debt securities, management contract, joint venture or partnership, or otherwise, (B) with respect to the Seller, the sale of any portion of Bitcoin that, and only if such sale, would materially prevent or impair the ability of the Seller to perform its obligations under the Contribution Agreement, and (C) with respect to CEPO and its Affiliates, a transaction (other than the transactions contemplated by the Business Combination Agreement) concerning an initial business combination involving CEPO.

“Amended and Restated Bylaws” means the amended and restated bylaws of Pubco to be adopted in connection with Closing.

“Amended and Restated Certificate of Incorporation” or “Amended and Restated Pubco Charter” means the amended and restated certificate of incorporation of Pubco to be adopted in connection with Closing.

“Amended and Restated Registration Rights Agreement” means the Amended and Restated Registration Agreement to be executed at Closing by and among Pubco, CEPO, the Sponsor, the Seller and, in the form attached hereto as Annex G.

“Ancillary Agreement(s)” means each agreement, instrument or document attached to the Business Combination Agreement as an exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties in connection with or pursuant to the Business Combination Agreement or the Transactions, including the Contribution Agreement, the Sponsor Support Agreement, the Lock-Up Agreement, the First A&R Newco LLCA, the Amended and Restated Registration Rights Agreement, the Private Placement Subscription Agreements, any agreements relating to or instruments governing any Additional Permitted Financing and the Pubco A&R Organizational Documents.

“ASU 2023-08” means the updated accounting standards issued by the Financial Accounting Standards Board to address accounting and disclosure of certain crypto assets.

“ATS(s)” means alternative trading system.

“August CEPO BTC Equity PIPE” means the proposed issuance and sale by CEPO of the August CEPO BTC Equity PIPE Shares to the August CEPO BTC Equity PIPE Investor.

“August CEPO BTC Equity PIPE Investor” means the investor that entered into the August CEPO BTC Equity PIPE Subscription Agreement with Pubco and CEPO.

“August CEPO BTC Equity PIPE Shares” means a number of CEPO Class A Ordinary Shares to be issued by CEPO to the August CEPO BTC Equity PIPE Investor pursuant to the August CEPO BTC Equity PIPE Subscription Agreement in an amount equal to (a) the product of 20 Bitcoin multiplied by the Closing Bitcoin Price and then divided by (b) $10.00.

“August CEPO BTC Equity PIPE Subscription Agreement” means the Subscription Agreement, dated August 28, 2025, by and among Pubco, CEPO and the August CEPO BTC Equity PIPE Investor.

“August Convertible Notes Investors” means the investors that entered into the August Convertible Notes Subscription Agreement with Pubco and CEPO.

“August Convertible Notes Private Placement” means the proposed sale and issuance of Convertible Notes in the aggregate principal amount of $30.5 million pursuant to the August Convertible Note Subscription Agreements.

“August Convertible Notes Subscription Agreements” means the Subscription Agreements, dated August 7, 2025, by and among Pubco, CEPO and each of the August Convertible Notes Investors.

“August Preferred Stock Investors” means the investors that entered into the August Preferred Stock Subscription Agreements with Pubco and CEPO.

“August Preferred Stock Private Placement” means the proposed sale and issuance of 482,924 shares of Preferred Stock with an aggregate principal amount of approximately $48.3 million, at a purchase price of $85.00 per share, for an aggregate purchase price of approximately $41.05 million pursuant to the August Preferred Stock Subscription Agreements.

“August Preferred Stock Subscription Agreements” means the Subscription Agreements, dated August 25, 2025, by and among Pubco, CEPO and each of the August Preferred Stock Investors.

“Bitcoin ETP(s)” means Bitcoin exchange traded product.

“Bitcoin Price” or “BRRNY” means with respect to any given day, the CME CF Bitcoin Reference Rate — New York Variant index for such day.

“BPS” means a ratio calculated by dividing the amount of Bitcoin held by BSTR by the outstanding shares of Pubco Stock.

“Broker non-vote” means the failure of a CEPO Shareholder who holds his, her or its shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee.

“BRR” means the rate at which BPS grows over time.

“BSTR” or “Newco” means BSTR Newco, LLC, a Delaware limited liability company.

“Business Combination” or “Transactions” means, collectively, the Mergers and the other transactions contemplated by the Business Combination Agreement and the Ancillary Agreements.

“Business Combination Agreement” means the Business Combination Agreement, dated as of July 16, 2025, by and among CEPO, BSTR, Pubco, CEPO Merger Sub, the CEPO Subsidiaries and the Seller (as may be amended and/or amended and restated), a copy of which is attached hereto as Annex A.

“Business Combination Marketing Agreement” means the letter agreement, dated January 6, 2025, by and between CF&Co. and CEPO.

“Business Combination Proposal” means a proposal to approve the Business Combination Agreement and the Business Combination.

“Business Day(s)” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York, Wilmington, Delaware and the Cayman Islands are authorized to close for business or any day on which the Delaware Secretary of State is authorized to close for business.

“Cantor” means Cantor Fitzgerald, L.P., a Delaware limited partnership, an affiliate of the Sponsor and CF&Co. and, prior to the Closing, CEPO.

“Cayman Act” or “Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“CBIZ” means CBIZ CPAs P.C.

“CEPO” means Cantor Equity Partners I, Inc., a Cayman Islands exempted company.

“CEPO Audit Committee” means the audit committee of the CEPO Board.

“CEPO Board” means the board of directors of CEPO.

“CEPO BTC Equity PIPE” means, collectively, the July CEPO BTC Equity PIPE and the August CEPO BTC Equity PIPE.

“CEPO BTC Equity PIPE Investors” means, collectively, the July CEPO BTC Equity PIPE Investors and the August CEPO BTC Equity PIPE Investor.

“CEPO BTC Equity PIPE Shares” means, collectively, the July CEPO BTC Equity PIPE Shares and the August CEPO BTC Equity PIPE Shares.

“CEPO BTC Equity PIPE Subscription Agreements” means, collectively, the July CEPO BTC Equity PIPE Subscription Agreements and the August CEPO BTC Equity PIPE Subscription Agreement.

“CEPO Cash Equity PIPE” means the proposed issuance and sale by CEPO of the CEPO Cash Equity PIPE Shares to the CEPO Cash Equity PIPE Investors.

“CEPO Cash Equity PIPE Investors” means the investors that entered into the CEPO Cash Equity PIPE Subscription Agreements with Pubco and CEPO.

“CEPO Cash Equity PIPE Shares” means the 40,000,000 CEPO Class A Ordinary Shares to be issued by CEPO to the CEPO Cash Equity PIPE Investors pursuant to the CEPO Cash Equity PIPE Subscription Agreements.

“CEPO Cash Equity PIPE Subscription Agreements” means the Subscription Agreements, dated July 16, 2025, by and among Pubco, CEPO and each of the CEPO Cash Equity PIPE Investors.

“CEPO Class A Ordinary Shares” means class A ordinary shares, par value $0.0001 per share, of CEPO.

“CEPO Class B Ordinary Shares” means class B ordinary shares, par value $0.0001 per share, of CEPO.

“CEPO Compensation Committee” means the compensation committee of the CEPO Board.

“CEPO Dissenting Shares” means the CEPO Class A Ordinary Shares of CEPO Shareholders who have properly exercised dissenters’ rights for their CEPO Class A Ordinary Shares in accordance with the Cayman Act (and not waived, withdrawn or otherwise lost such rights).

“CEPO Equity PIPE Investors” means, collectively, the CEPO BTC Equity PIPE Investors and the CEPO Cash Equity PIPE Investors.

“CEPO Equity PIPE Shares” means, collectively, the CEPO BTC Equity PIPE Shares and the CEPO Cash Equity PIPE Shares.

“CEPO Equity PIPE Subscription Agreements” means, collectively, the CEPO BTC Equity PIPE Subscription Agreements and the CEPO Cash Equity PIPE Subscription Agreements.

“CEPO Equity PIPEs” means, collectively, the CEPO BTC Equity PIPE and the CEPO Cash Equity PIPE.

“CEPO Founder Shares” or “Founder Shares” means, initially, the 5,000,000 CEPO Class B Ordinary Shares purchased by the Sponsor for $25,000 in a private placement prior to the CEPO IPO; provided that following the Closing, CEPO Founder Shares shall refer to the shares of Pubco Class A Stock received by the Sponsor in exchange for CEPO Class A Ordinary Shares in the CEPO Merger, after the conversion of CEPO Class B Ordinary Shares into CEPO Class A Ordinary Shares pursuant to the CEPO Memorandum and Articles and after giving effect to the surrender of 2,500,000 CEPO Class B Ordinary Shares as contemplated by the Sponsor Support Agreement.

“CEPO IPO” means the initial public offering of the Public Shares by CEPO which was consummated on January 8, 2025.

“CEPO IPO Prospectus” means the final prospectus of CEPO, dated as of January 6, 2025, and filed with the SEC (File No. 333-282947) on January 7, 2025.

“CEPO Loans” means the Sponsor Loan, the Sponsor Note and any other loan made to CEPO by the Sponsor.

“CEPO Material Contract(s)” means the contracts to which CEPO is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a liability greater than $100,000, (ii) may not be canceled by CEPO on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of CEPO as its business is currently conducted, any acquisition of material property by CEPO or restricts in any material respect the ability of CEPO from closing the Business Combination.

“CEPO Memorandum and Articles” means the amended and restated memorandum and articles of association of CEPO as of the date hereof, as amended and in effect under the Cayman Act.

“CEPO Merger” means the merger of CEPO with and into CEPO Merger Sub, with CEPO Merger Sub continuing as the CEPO Surviving Subsidiary.

“CEPO Merger Effective Time” means the time on the date of Closing when the CEPO Plan of Merger is registered by the Registrar of Companies of the Cayman Islands in accordance with the Cayman Companies Act (or such other time as specified in the CEPO Plan of Merger).

“CEPO Merger Sub” means BSTR Intermediate, a Cayman Islands exempted company and a wholly owned subsidiary of Pubco.

“CEPO Ordinary Shares” means collectively, the CEPO Class A Ordinary Shares and the CEPO Class B Ordinary Shares.

“CEPO Plan of Merger” means the plan of merger entered into by CEPO Merger Sub, CEPO and Pubco, and filed with the Registrar of Companies of the Cayman Islands to effect the CEPO Merger.

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“CEPO Pre-Closing Statement” means the pre-Closing statement to be delivered by CEPO prior to the Closing in accordance with the Business Combination Agreement.

“CEPO Private Placement” means the sale of the 500,000 CEPO Class A Ordinary Shares to the Sponsor that occurred concurrently with the CEPO IPO.

“CEPO Private Placement Shares” means the 500,000 CEPO Class A Ordinary Shares purchased by the Sponsor in the CEPO Private Placement.

“CEPO Shareholder Approval Matters” means the Business Combination Proposal and the Merger Proposal.

“CEPO Shareholders” means the holders of CEPO Ordinary Shares.

“CEPO Subsidiaries” means CEPO Subsidiary A, CEPO Subsidiary B and Newco Merger Sub.

“CEPO Subsidiary A” means PEMS Sub A, Inc., a Delaware corporation, and a wholly owned subsidiary of CEPO.

“CEPO Subsidiary B” means PEMS Sub B, Inc., a Delaware corporation, and a wholly owned subsidiary of CEPO Subsidiary A.

“CEPO Surviving Subsidiary” means CEPO Merger Sub continuing as the surviving entity after CEPO merges with and into CEPO Merger Sub in the CEPO Merger.

“Certificate of Designations” means the certificate of designations to be adopted at Closing by Pubco to designate and create the Preferred Stock.

“Certificate of Merger” means the certificate to be filed the Secretary of State of the State of Delaware to certify the Newco Merger.

“CF&Co.” means Cantor Fitzgerald & Co., a New York general partnership, the representative of the underwriters in the CEPO IPO and an affiliate of the Sponsor, Cantor and, prior to the Closing, CEPO.

“CFGM” means CF Group Management, Inc., a New York corporation, the managing general partner of Cantor.

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFTC” means the Commodity Futures Trading Commission.

“Chapter 11” means 11 U.S.C. §§ 1101 to 1174 in the United States Bankruptcy Code.

“Charter Effectiveness Date” means the effective date of the Amended and Restated Certificate of Incorporation.

“CLARITY Act” means the Digital Asset Market Clarity Act passed by the U.S. House of Representatives on July 17, 2025, that is now awaiting Senate action.

“Class A Merger Consideration Shares” means an aggregate number of shares of Pubco Class A Stock equal to (i) the product of (A) 25,000, multiplied by (B) the Closing Bitcoin Price, divided by (ii) $10.00.

“Class B Merger Consideration Shares” means an aggregate number of shares of Pubco Class B Stock equal to (i) the product of (A) 25,000, multiplied by (B) the Closing Bitcoin Price, divided by (ii) $10.00.

“Closing Bitcoin Price” means the U.S. dollar price of one Bitcoin as determined by the average of the CME CF Bitcoin Reference Rate — New York Variant for the ten-day period ending on the second day prior to the Closing Date.

“Closing” means the closing of the Transactions.

“Closing Date” means the date of the Closing.

“CME” means CME Group Benchmark Administration Limited.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral Agent” means             .

“Combination Period” means the 24-month period that CEPO has to consummate an initial business combination from the closing of the CEPO IPO to January 8, 2027, or such earlier date as determined by the CEPO Board, or as such date may be extended pursuant to the CEPO Memorandum and Articles.

“Commodity Exchange Act” means the Commodity Exchange Act of 1936.

“Contribution” means the contribution to be made immediately prior to Closing, pursuant to the Contribution Agreement, of 25,000 Bitcoin by the Seller to BSTR.

“Contribution Agreement” means the Contribution Agreement, dated July 16, 2025, by and between BSTR and the Seller.

“Convertible Notes Investors” means, collectively, the July Convertible Notes Investors and the August Convertible Notes Investors.

“Convertible Notes Option” means, collectively, the First Convertible Notes Option and the Second Convertible Notes Option.

“Convertible Notes Private Placement” means, collectively, the July Convertible Notes Private Placement and the August Convertible Notes Private Placement.

“Convertible Notes Subscription Agreements” means, collectively, the July Convertible Notes Subscription Agreements and the August Convertible Notes Subscription Agreements.

“Convertible Notes” means the 1.00% convertible senior secured notes due five (5) years from the Closing to be issued by Pubco pursuant to the Indenture.

“CST” means Continental Stock Transfer & Trust Company, transfer agent of CEPO and trustee of the Trust Account.

“D&O Indemnified Persons” means the current or former directors and officers of CEPO, Newco, Pubco, the CEPO Subsidiaries or CEPO Merger Sub.

“DGCL” means the General Corporation Law of the State of Delaware.

“Directors” means the directors of Pubco from time to time, and each a Director.

“DTC” means The Depository Trust Company.

“DWAC” means DTC’s Deposit Withdrawal at Custodian service.

“Effective Date” means the date this Registration Statement is effective.

“Effective Time” means Newco Merger Effective Time and the CEPO Merger Effective Time.

“EGS” means Ellenoff, Grossman & Schole LLP.

“Electing Shareholder” means a U.S. Holder of a PFIC that made either a timely and effective QEF election, a QEF election along with a purging election or an MTM election.

“Engagement Letters” means the Private Placement Engagement Letter and the M&A Engagement Letter.

“ETF(s)” means exchange-traded funds.

“ETP(s)” means exchange-traded products.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FATCA” means the United States Foreign Account Tax Compliance Act.

“FCA” means the United Kingdom’s Financial Conduct Authority.

“FDIC” means Federal Deposit Insurance Corporation.

“First A&R Newco LLCA” means the amended and restated limited liability company agreement of Newco to be executed at Closing by and among Newco, CEPO Subsidiary B and the Newco Equity Investors in a form to be mutually agreed among Newco, Pubco and CEPO.

“First Convertible Notes Option” means an option to purchase additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable by the July Convertible Notes Investors within the First Option Period.

“First Option Period” means the period beginning on the date of the July Convertible Notes Subscription Agreements and ending before the end of the 15th day following the date of the July Convertible Notes Subscription Agreements during which the July Convertible Notes Investors may elect to exercise the First Convertible Notes Option.

“Founder Registration Rights Agreement” means the Registration Rights Agreement, dated as of January 6, 2025, by and between CEPO and Sponsor.

“FSMA 2023” means the Financial Services and Markets Act 2023 adopted and implemented by the United Kingdom in June 2023.

“GENIUS Act” means the Guiding and Establishing National Innovation for U.S. Stablecoins Act passed by the U.S. Congress on July 17, 2025, which was signed into law by President Donald Trump on July 18, 2025.

“Incentive Plan” means             , as amended from time to time, to become effective upon the Closing.

“Indenture” means the Indenture to be executed at Closing by Pubco, the Collateral Agent and the Trustee, in the form attached as an exhibit to the Convertible Notes Subscription Agreements.

“Initial Convertible Notes Private Placement” means the proposed sale and issuance of Convertible Notes pursuant to the July Convertible Note Subscription Agreements in an aggregate principal amount of $500 million (excluding any Convertible Notes to be issued pursuant to either of the Convertible Notes Options).

“Insider Letter” means the letter agreement, dated as of January 6, 2025, and as amended, by and among CEPO, the Sponsor and the officers and directors of CEPO.

“Interim Period” means the period from the date of the Business Combination Agreement until the earlier of (a) the Closing or (b) the termination of the Business Combination Agreement in accordance with its terms.

“Investment Company Act” means the United States Investment Company Act of 1940.

“IRA” means United States Inflation Reduction Act of 2022.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“July CEPO BTC Equity PIPE” means the proposed issuance and sale by CEPO of the July CEPO BTC Equity PIPE Shares to the July CEPO BTC Equity PIPE Investors.

“July CEPO BTC Equity PIPE Investors” means to the investors that entered into the July CEPO BTC Equity PIPE Subscription Agreements with Pubco and CEPO.

“July CEPO BTC Equity PIPE Shares” means a number of CEPO Class A Ordinary Shares to be issued by CEPO to the July CEPO BTC Equity PIPE Investors pursuant to the July CEPO BTC Equity PIPE Subscription Agreements in an amount equal to (a) the product of 4,156.11 Bitcoin multiplied by the Closing Bitcoin Price and then divided by (b) $10.00.

“July CEPO BTC Equity PIPE Subscription Agreements” means the Subscription Agreements, dated July 16, 2025, by and among Pubco, CEPO and each of the July CEPO BTC Equity PIPE Investors.

“July Convertible Notes Investors” means the investors that entered into the July Convertible Notes Subscription Agreements with Pubco and CEPO.

“July Convertible Notes Private Placement” means the proposed sale and issuance of Convertible Notes pursuant to the July Convertible Note Subscription Agreements in an aggregate principal amount of $544.193 million (inclusive of the Option Notes).

“July Convertible Notes Subscription Agreements” means the Subscription Agreements, dated July 16, 2025, by and among Pubco, CEPO and each of the July Convertible Notes Investors.

“July Preferred Stock Investor” means the investor that entered into the July Preferred Stock Subscription Agreement with Pubco and CEPO.

“July Preferred Stock Private Placement” means the purchase of 300,000 shares of Preferred Stock by the July Preferred Stock Investor with an aggregate principal amount of $30 million at $85.00 per share for an aggregate purchase price of $25.5 million pursuant to the July Preferred Stock Subscription Agreement.

“July Preferred Stock Subscription Agreement” means the Subscription Agreement, dated July 16, 2025, by and among Pubco, CEPO and the July Preferred Stock Investor.

“July Private Placement Investments Documents” means the July Convertible Subscription Agreements, July Preferred Stock Subscription Agreements, Newco Subscription Agreements, July CEPO BTC Equity PIPE Subscription Agreements, CEPO Cash Equity PIPE Subscription Agreements, Indenture, Certificate of Designations and Security Agreement.

“July Private Placement Investments” means collectively, the July Convertible Notes Private Placement, the July Preferred Stock Private Placement, the Newco Private Placement, the July CEPO BTC Equity PIPE and the CEPO Cash Equity PIPE.

“Lock-Up Agreement” means the Lock-Up Agreement to be executed at Closing by Pubco and the Seller, the form of which is attached hereto as Annex E.

“M&A Engagement Letter” means the letter agreement, dated as of July 17, 2025, by and between CEPO and CF&Co. for CF&Co. to provide financial advisory services to CEPO in connection with the Business Combination.

“Maturity Date” means the date the Convertible Notes mature pursuant to the Indenture, which is approximately five (5) years from the date the Convertible Notes are issued.

“Meeting” or the “Extraordinary General Meeting” means the extraordinary general meeting of CEPO Shareholders, to be held on            , 2025 at            a.m. Eastern Time.

“Merger Consideration Shares” means the Class A Merger Consideration Shares together with the Class B Merger Consideration Shares.

“Merger Proposal” means the proposal to approve and authorize the CEPO Merger and the CEPO Plan of Merger.

“Mergers” means the CEPO Merger and the Newco Merger.

“MiCA” means the European Union’s Markets in Crypto Assets Regulation.

“MLRs” means the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017.

“MTM” means marked-to-market.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Nasdaq Proposal” means             .

“Nasdaq Rule(s)” means The Nasdaq Stock Market Listing Rule(s).

“Newco Class A Interests” means class A common membership interests of Newco.

“Newco Class B Interests” means class B common membership interests of Newco.

“Newco Equity Investors” means the investors who entered into Newco Subscription Agreements with Newco, Pubco and CEPO.

“Newco Exchange Interests” means the nonvoting units of Newco to be received by the Newco Equity Investors in exchange for their Newco Class A Interest in the Newco Merger at Closing.

“Newco Interests” means Newco Class A Interests and Newco Class B Interests.

“Newco Merger” means the merger of BSTR with and into Newco Merger Sub, with Newco Merger Sub as Newco Surviving Subsidiary.

“Newco Merger Effective Time” means the time on the date of Closing when the Certificate of Merger has been duly accepted for filing by the Delaware Secretary of State in accordance with the DGCL (or such other time as specified in the Certificate of Merger) but at least two hours after the completion of the CEPO Merger.

“Newco Merger Sub” means PEMS Merger Sub C, Inc., a Delaware corporation and wholly owned subsidiary of CEPO Subsidiary B.

“Newco Subscription Agreements” means the Subscription Agreements, dated July 16, 2025, by and among Newco, Pubco, CEPO and the Newco Equity Investors.

“Newco Surviving Subsidiary” means Newco as the surviving company after Newco Merger.

“No Redemptions” means a scenario whereby none of the Public Shareholders redeem their Public Shares.

“Non-U.S. Holder” means a beneficial owner of Public Shares that, for United States federal income tax purposes, is not a U.S. Holder or a partnership or other entity classified as a partnership for United States federal income tax purposes.

“NTBV” means net tangible book value.

“OCC” means the Office of the Comptroller of the Currency of the United States.

“Odeon” means Odeon Capital Group LLC.

“Option Notes” means the additional Convertible Notes subscribed to by certain July Convertible Notes Investors during the First Option Period and the Second Option Period, pursuant to the First Convertible Notes Option and the Second Convertible Notes Option.

“Options” means the First Convertible Notes Option, the Second Convertible Notes Option and the Preferred Stock Option.

“Organizational Documents Proposals” means each of the proposals to approve the material differences between CEPO Memorandum and Articles and the Proposed Organizational Documents, specifically to approve:

•        Proposal A: changes to the authorized share capital of Cantor Equity Partners I, Inc.

•        Proposal B: changes to the size and composition of the board of directors;

•        Proposal C: the change from a classified board of directors to an unclassified board; and

•        Proposal D: remove provisions related to status as a blank check company set out in the CEPO Memorandum and Articles.

“OTC” means over the counter.

“Parties” means the parties to the Business Combination Agreement, being CEPO, Pubco, Newco, CEPO Merger Sub, the CEPO Subsidiaries and the Seller.

“PCAOB” means the Public Company Accounting Oversight Board.

“PFIC(s)” means a passive foreign investment company.

“PIPE” means private investment in public equity.

“Preferred Stock Investors” means, collectively, the July Preferred Stock Investor, the July Convertible Notes Investors who exercised their right to purchase shares of Preferred Stock pursuant to the Preferred Stock Option and the August Preferred Stock Investors.

“Preferred Stock Option” means the option to purchase up to 3,200,000 shares of Preferred Stock to be issued by Pubco pursuant to and on the terms set forth in the Certificate of Designations, at a purchase price of $85.00 per share, exercisable by the July Convertible Notes Investors within the Second Option Period.

“Preferred Stock Private Placements” means, collectively, the July Preferred Stock Private Placement and the August Preferred Stock Private Placement.

“Preferred Stock Subscription Agreements” means, collectively, the July Preferred Stock Subscription Agreement and the August Preferred Stock Subscription Agreements.

“Preferred Stock” means the 7.00% perpetual convertible preferred stock to be issued by Pubco pursuant to the Certificate of Designations.

“Private Placement Engagement Letter” means the letter agreement, dated July 17, 2025, by and among CF&Co., CEPO and Pubco, pursuant to which CF&Co. was engaged to act as lead placement agent for each of the Private Placement Investments.

“Private Placement Investments” means, collectively, the Convertible Notes Private Placement, the Preferred Stock Private Placement, the Newco Private Placement, the CEPO Equity PIPEs and any Additional Permitted Financing.

“Private Placement Investors” means, collectively, the Convertible Notes Investors, the Preferred Stock Investors, the Newco Equity Investors, the CEPO Equity PIPE Investors and the Persons who participate in any Additional Permitted Financing.

“Private Placement Subscription Agreements” means, collectively, the CEPO Equity PIPE Subscription Agreements, the Convertible Notes Subscription Agreements, the Preferred Stock Subscription Agreements, the Newco Subscription Agreements and any subscription agreements in respect of any Additional Permitted Financing.

“Proposals” means the Business Combination Proposal, the Merger Proposal, the Organizational Documents Proposals, the Nasdaq Proposal and the Adjournment Proposal.

“Proposed Organizational Documents” means the Amended and Restated Pubco Charter and the Amended and Restated Bylaws.

“proxy statement/prospectus” means this proxy statement/prospectus included in the Registration Statement.

“Pubco” means BSTR Holdings, Inc., a Delaware corporation.

“Pubco Board” means the board of directors of Pubco.

“Pubco Bylaws” means the bylaws of Pubco currently in effect.

“Pubco Charter” means the certificate of incorporation of Pubco currently in effect.

“Pubco Class A Stock” means the shares of class A common stock, par value $0.01 per share, of Pubco.

“Pubco Class B Stock” means the shares of class B common stock, par value $0.01 per share, of Pubco.

“Pubco Stock” means the shares of common stock, par value $0.01 per share, of Pubco; provided that from and after the Closing, Pubco Stock shall refer to, collectively, the Pubco Class A Stock and the Pubco Class B Stock.

“Public Shareholders” means the holders of Public Shares.

“Public Shares” means the 20,000,000 CEPO Class A Ordinary Shares issued in the CEPO IPO.

“QEF” means qualified electing fund.

“Record Date” means             , 2025, the record date for the Meeting.

“Redeeming Non-U.S. Holder” means a Non-U.S. Holder that elects to have their Public Shares converted for cash.

“Redeeming U.S. Holder” means a U.S. Holder that converts its Public Shares into cash.

“Redemption Event” has the meaning set forth in the definition of Sponsor Note.

“Registration Statement” means the Registration Statement on Form S-4 (Registration No. 333-            ) filed by Pubco with the SEC of which this proxy statement/prospectus forms a part.

“Regular Dividends” means such dividends payable with respect to the shares of Preferred Stock as specified in the Certificate of Designations, as defined in section The Business Combination — Certificate of Designations of this proxy statement/prospectus.

“Regulation S-K” means Regulation S-K of the Securities Act.

“Required Shareholder Approval” means the approval of the CEPO Shareholder Approval Matters that are submitted to the vote of the CEPO Shareholders at the Meeting in accordance with this proxy statement/prospectus, by the requisite vote of the CEPO Shareholders at the Meeting, in accordance with the CEPO Memorandum and Articles, applicable law and this proxy statement/prospectus.

“Resale Registration Statement” means the registration statement on Form S-1 to be filed by Pubco with the SEC after the Closing to register the resale of the Convertible Notes, the shares of Preferred Stock and the shares of Pubco Class A Stock underlying the Convertible Notes and the Preferred Stock.

“Restricted Securities” means the shares of Pubco Class A Stock received by the Seller.

“SAB” means the Staff Accounting Bulletin issued by the SEC.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as may be amended.

“SEC” means the United States Securities and Exchange Commission.

“Second Convertible Notes Option” means an option to purchase additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable by the July Convertible Notes Investors within the Second Option Period.

“Second Option Period” means the period beginning on the date of the July Convertible Notes Subscription Agreements and ending before the end of the 30th day following the date of the July Convertible Notes Subscription Agreements during which the July Convertible Notes Investors may elect to exercise the Second Convertible Notes Option and the Preferred Stock Option.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Security Agreement” means the Security Agreement to be executed at Closing by Pubco and the Collateral Agent, in the form attached as an exhibit to the Convertible Notes Subscription Agreements.

“Seller” means BSTR Holdings (Cayman), a Cayman Islands exempted company treated as a corporation for U.S. federal income tax purposes.

“Senior Management” and “Senior Managers” refer to those persons named as officers of BSTR and, following the consummation of the Business Combination, of Pubco, in the section entitled “Management of Pubco Following the Business Combination.”

“Skadden” means Skadden, Arps, Slate, Meagher & Flom (UK) LLP.

“SPAC” means a special purpose acquisition company.

“SPAC Guidance” means the guidance issued by the SEC to the 2024 SPAC Rules.

“Sponsor” means Cantor EP Holdings I, LLC, a Delaware limited liability company, which is a wholly owned subsidiary of Cantor.

“Sponsor Loan” means the promissory note in the aggregate principal amount of up to $1,750,000 entered into by CEPO in favor of the Sponsor on January 6, 2025, in connection with loans the Sponsor has made, and will make, to CEPO to fund CEPO’s expenses relating to investigating and selecting a target business and other working capital requirements.

“Sponsor Note” means the promissory note in the aggregate principal amount of up to $3,000,000 entered into by CEPO in favor of the Sponsor on January 6, 2025, in connection with loans the Sponsor will make to CEPO to fund a portion of the Redemption Amount as further described in the SEC Reports.

“Sponsor Support Agreement” means the Sponsor Support Agreement, dated July 16, 2025, by and among Pubco, CEPO and the Sponsor.

“Stated Bitcoin Amount” means, with respect to any Newco Equity Investor, the number of Bitcoin set forth on the signature page of such Newco Equity Investor’s Subscription Agreement as the amount of Bitcoin such investor has elected to deliver in consideration of its purchase of Newco Class A Interests.

“Stated Dollar Amount” means, with respect to any Newco Equity Investor, the U.S. dollar amount set forth on the signature page of such Newco Equity Investor’s Subscription Agreement as the dollar value such investor has elected to deliver in consideration of its purchase of Newco Class A Interests.

“Trust Account” means the trust account of CEPO that holds the net proceeds of the CEPO IPO and the CEPO Private Placement.

“Trust Agreement” means the Investment Management Trust Agreement, dated as of January 6, 2025, by and between CEPO and CST.

“Trustee” means U.S. Bank Trust Company, National Association.

“U.S.” means the United States of America.

“U.S. GAAP” or “GAAP” means generally accepted accounting principles in the United States of America.

“Withum” means WithumSmith+Brown, PC.

“Working Capital Loans” means the funds that the Sponsor or an affiliate of the Sponsor, or certain of CEPO’s officers and directors may, but are not obligated to, loan CEPO as may be required if the Sponsor Loan is insufficient to cover the working capital requirements of CEPO.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding CEPO, Pubco, BSTR and their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus may include, for example, statements about:

•        financial results or strategies regarding Pubco,

•        BSTR and the Transactions and statements regarding the anticipated benefits and timing of the completion of the Transactions,

•        the assets held by Pubco,

•        the price and volatility of Bitcoin,

•        Bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system,

•        Pubco’s listing on any securities exchange,

•        the macro and political conditions surrounding Bitcoin,

•        the planned business strategy including Pubco’s ability to raise capital to continue to acquire additional Bitcoin, to secure participation and contribution from Bitcoin holders through in-kind investments, to successfully apply financial trading strategies and risk-management techniques in its active management of its Bitcoin holdings, to develop or enter into partnerships for end-to-end Bitcoin-focused financial and technology infrastructure and create and promote Bitcoin-focused educational content,

•        Pubco’s ability to give its shareholders Bitcoin exposure to participate in Bitcoin in the capital markets plans and use of proceeds as well as any potential future capital raises,

•        objectives of management for future operations of Pubco,

•        the upside potential and opportunity for investors,

•        Pubco’s plan for value creation and strategic advantages, market size and growth opportunities, technological and market trends,

•        future financial condition and performance and expected financial impacts of the Transactions, and

•        the satisfaction of closing conditions to the Transactions.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the views of CEPO, Pubco or BSTR as of any subsequent date, and neither CEPO, BSTR nor Pubco undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how to grant your proxy or to instruct how your vote should be cast or how you should vote your shares on the Proposals. As a result of a number of known and unknown risks and uncertainties, the actual results or performance of Pubco may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•        the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of securities of CEPO or Pubco;

•        the risk that the Transactions may not be completed by the end of the Combination Period;

•        the failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of CEPO Shareholders, or the Private Placement Investments;

•        failure to realize the anticipated benefits of the Transactions;

•        the level of redemptions of the Public Shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing or trading of the Public Shares or the shares of Pubco Class A Stock;

•        the lack of a third-party fairness opinion in determining whether or not to pursue the Transactions;

•        the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after the Closing;

•        costs related to the Transactions and as a result of Pubco becoming a public company;

•        changes in business, market, financial, political and regulatory conditions;

•        risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin;

•        the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease between the signing of the Business Combination Agreement and the Closing or at any time after the Closing;

•        risks related to increased competition in the industries in which Pubco will operate;

•        risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin;

•        risks relating to the treatment of crypto assets for U.S. and foreign tax purposes;

•        risks that after the Closing, Pubco experiences difficulties managing its growth and expanding operations;

•        the failure of Pubco’s and Newco’s remediation efforts related to the material weaknesses identified in Pubco and Newco’s internal controls over financial reporting;

•        challenges in implementing Pubco’s business plan including (i) large-scale, programmatic Bitcoin accumulation, (ii) active management and maintenance of its Bitcoin holdings and (iii) developing and implementing Bitcoin-related technology infrastructure and provision of Bitcoin-related educational services, due to operational challenges, significant competition and regulation;

•        the outcome of any potential legal proceedings that may be instituted against Pubco, CEPO or others following the announcement of the Transactions, and

•        other risks and uncertainties described in this proxy statement/prospectus, including those under the section entitled “Risk Factors.”

While forward-looking statements reflect CEPO’s, Pubco’s and BSTR’s good faith beliefs, as applicable, they are not guarantees of future performance. Except as otherwise required by applicable law, CEPO, Pubco and BSTR disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this proxy statement/prospectus. For a further discussion of these and other factors that could cause CEPO’s, Pubco’s and BSTR’s future results, performance or transactions to differ significantly from those expressed in any forward-looking statement, please see the section entitled “Risk Factors.” You should not place undue reliance on any forward-looking statements, which are based only on information currently available to CEPO, Pubco and BSTR.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the Meeting and the Proposals. The following questions and answers do not include all the information that is important to CEPO Shareholders. CEPO Shareholders are urged to carefully read this entire proxy statement/prospectus, including the annexes and the other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the Meeting.

Q:     Why am I receiving this proxy statement/prospectus?

A:     On July 16, 2025, CEPO, Pubco, Newco, CEPO Merger Sub, CEPO Subsidiary A, CEPO Subsidiary B and Newco Merger Sub entered into the Business Combination Agreement pursuant to which they agreed to effect the Business Combination on the terms set forth therein and as is described in this proxy statement/prospectus. CEPO Shareholders are being asked to vote to approve the Business Combination Agreement and the Business Combination. The Business Combination Agreement provides that, among other things:

(i)     CEPO will merge with and into CEPO Merger Sub, with CEPO Merger Sub continuing as the CEPO Surviving Subsidiary in the CEPO Merger, as a result of which CEPO Shareholders will receive one share of Pubco Class A Stock for each CEPO Class A Ordinary Share held by such CEPO Shareholder; and

(ii)    Newco Merger Sub will merge with and into Newco, with Newco continuing as the surviving company, as a result of which (a) the Seller will receive an equal number of shares of Pubco Class A Stock and Pubco Class B Stock in exchange for its Newco Interests and (b) the Newco Equity Investors will receive Newco Exchange Interests on a one-for-one basis in exchange for their Newco Class A Interests.

Concurrently with the signing of the Business Combination Agreement, on July 16, 2025, (i) the July Convertible Notes Investors agreed to make a private investment in Pubco by purchasing Convertible Notes in the Initial Convertible Notes Private Placement for an aggregate principal amount of $500 million, (ii) the July Convertible Notes Investors were granted (a) the First Convertible Notes Option to purchase additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable within 15 days following the execution of the July Convertible Notes Subscription Agreements, (b) the Second Convertible Notes Option to purchase additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable within 30 days following the execution of the July Convertible Notes Subscription Agreements, and (c) the Preferred Stock Option to purchase up to 3,200,000 shares of Preferred Stock with an aggregate principal amount of $320 million to be issued by Pubco, pursuant to and on the terms set forth in the Certificate of Designations, at a purchase price of $85.00 per share, exercisable within 30 days following the execution of the July Convertible Notes Subscription Agreements, in each case, on a pro rata basis based on such July Convertible Note Investor’s participation in the Initial Convertible Notes Private Placement; (iii) the July Preferred Stock Investor agreed to make a private placement in Pubco by purchasing 300,000 shares of Preferred Stock with an aggregate principal amount of $30 million at $85.00 per share for an aggregate purchase price of $25.5 million; (iv) the CEPO Cash Equity PIPE Investors agreed to purchase, in a private placement, 40,000,000 CEPO Class A Ordinary Shares, at a purchase price of $10.00 per share payable in cash, for an aggregate purchase price of $400 million; (v) the July CEPO BTC Equity PIPE Investors agreed to purchase, in a private placement, the July CEPO BTC Equity PIPE Shares, in exchange for an aggregate of 4,156.11 Bitcoin, with the number of July CEPO BTC Equity PIPE Shares to be issued to each July CEPO BTC Equity PIPE Investor being equal to (a) the product of (1) the number of Bitcoin contributed by such July CEPO BTC Equity PIPE Investor multiplied by (2) the Closing Bitcoin Price and then divided by (b) $10.00; and (v) the Newco Equity Investors agreed to purchase, in a private placement, Newco Class A Interests at $10.00 per interest, in exchange for 865 Bitcoin in the aggregate, with the number of Newco Class A Interests to be issued to each Newco Equity Investor being equal to (a) the product of (1) the number of Bitcoin contributed by such Newco Equity Investor multiplied by (2) the Closing Bitcoin Price and then divided by (b) $10.00.

Further, the July Convertible Notes Subscription Agreements provide that, if any July Convertible Notes Investors should elect not to exercise their pro rata share of the Options, such unexercised portion of the Options will be offered to and may be exercised by the remaining July Convertible Notes Investors pro rata to their participation in the Initial Convertible Note Private Placement and the applicable Option until 5:00 p.m. New York time on the Business Day immediately after the expiry of the applicable Option.

Pursuant to the terms of the July Convertible Notes Subscription Agreements, certain July Convertible Notes Investors exercised their pro rata share of the First Convertible Notes Option and the Unexercised Option in relation to the First Convertible Notes Option, to purchase additional Convertible Notes in an aggregate principal amount of $34.87 million and of the Second Convertible Notes Option and the Unexercised Option in relation to the Second Convertible Notes Option to purchase additional Convertible Notes in an aggregate principal amount of $9.323 million.

On August 7, 2025, CEPO and Pubco entered into the August Convertible Notes Subscription Agreements, pursuant to which the August Convertible Notes Investors agreed to purchase Convertible Notes in an aggregate principal amount of $30.5 million, upon the terms and subject to the conditions set forth therein. With the inclusion of the Convertible Notes subscribed for pursuant to the July Convertible Notes Private Placement and the August Convertible Notes Private Placement, taken together, the total aggregate principal amount of the Convertible Notes will be $574.693 million.

Pursuant to the terms of the July Convertible Notes Subscription Agreements, certain July Convertible Notes Investors exercised their pro rata share of the Preferred Stock Option and the Unexercised Option in relation to the Preferred Stock Option to purchase an aggregate of approximately 2.236 million shares of Preferred Stock with an aggregate principal amount of approximately $223.62 million at a purchase price of $85.00 per share for a total aggregate purchase price of approximately $190.08 million.

On August 25, 2025, CEPO and Pubco entered into the August Preferred Stock Subscription Agreements, pursuant to which the August Preferred Stock Investors agreed to purchase an aggregate of 482,924 shares of Preferred Stock with an aggregate principal amount of approximately $48.3 million, at a purchase price of $85.00 per share, for an aggregate purchase price of approximately $41.05 million. With the inclusion of the shares of Preferred Stock subscribed for in the Preferred Stock Private Placements and the exercise of the Preferred Stock Option by certain July Convertible Notes Investors, taken together, Pubco will issue 3,019,200 shares of Preferred Stock at Closing in the aggregate with a total aggregate principal amount of $301.92 million, for a total purchase price of $256.632 million.

On August 28, 2025, (i) CEPO and Pubco entered into the August CEPO BTC Equity PIPE Subscription Agreement with the August CEPO BTC Equity PIPE Investor in substantially the same form as the July CEPO BTC Equity PIPE Subscription Agreements, pursuant to which the August CEPO BTC Equity PIPE Investor agreed to purchase, in the August CEPO BTC Equity PIPE, the August CEPO BTC Equity PIPE Shares in exchange for 20 Bitcoin and (ii) simultaneously therewith, CEPO, Pubco and Newco entered into a termination agreement with such investor, which terminated the Newco Subscription Agreement with such investor, pursuant to which such investor had agreed to purchase Newco Class A Interests in exchange for 20 Bitcoin. As a result of the August CEPO BTC Equity PIPE, the total number of Bitcoin to be contributed by investors at Closing pursuant to the July CEPO BTC Equity PIPE, the Newco Private Placement and the August CEPO BTC Equity PIPE remains at 5,021.11 Bitcoin.

For more information about the Private Placement Investments and other arrangements contemplated by the Business Combination Agreement, please see the sections entitled “The Business Combination Agreement” and “The Business Combination — Other Transaction Agreements.”

This proxy statement/prospectus and its Annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Meeting. You should read this proxy statement/prospectus and its Annexes carefully and in their entirety.

Q:     What is being voted on at the Meeting?

A:     CEPO Shareholders are being asked to vote to approve the following Proposals:

(1)    The Business Combination Proposal — to approve and adopt the Business Combination Agreement and the Business Combination. See the section entitled “The Business Combination Proposal.”

(2)    The Merger Proposal — to approve and authorize the CEPO Merger and the CEPO Plan of Merger. See the section entitled “The Merger Proposal.”

(3)    The Organizational Documents Proposals — to consider and vote, on a non-binding advisory basis, upon separate proposals to approve the material differences between the CEPO Memorandum and Articles and the Proposed Organizational Documents, specifically to approve:

•        Proposal A: changes to the authorized share capital of Cantor Equity Partners I, Inc.

•        Proposal B: changes to the size and composition of the board of directors;

•        Proposal C: the change from a classified board of directors to an unclassified board; and

•        Proposal D: remove provisions related to status as a blank check company set out in the CEPO Memorandum and Articles.

See the section entitled “The Organizational Documents Proposals.”

(4)    The Nasdaq Proposal — to approve a proposal for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of (i) shares of Pubco Stock in connection with the Business Combination, (ii) the CEPO Class A Ordinary Shares, if any, be issued in repayment of all or any portion of the outstanding loans payable to the Sponsor, (iii) the CEPO Equity PIPE Shares, and (iv) additional shares of Pubco Class A Stock that will, upon Closing, be reserved for issuance (a) upon conversion of the Convertible Notes issued pursuant to the Convertible Notes Subscription Agreements and the Preferred Stock issued pursuant to the Preferred Stock Subscription Agreements and Convertible Notes Subscription Agreements, (b) upon redemption and exchange of the Newco Exchange Interests, and (c) pursuant to the Incentive Plan, to the extent such issuances would require shareholder approval under Nasdaq Rule 5635. See the section entitled “The Nasdaq Proposal.”

(5)    The Adjournment Proposal — to approve a proposal to adjourn the Meeting to a later date or dates, if it is determined by CEPO additional time is necessary or appropriate to complete the Business Combination or for any other reason. See the section entitled “The Adjournment Proposal.”

CEPO will hold the Meeting to consider and vote upon these Proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Meeting. CEPO Shareholders should read it carefully.

The vote of CEPO Shareholders is important. CEPO Shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q:     What will happen to the CEPO Class A Ordinary Shares in connection with the Closing?

A:     CEPO Class A Ordinary Shares are currently listed on Nasdaq under the symbol “CEPO.” In connection with the Closing, holders of CEPO Class A Ordinary Shares will receive one share of Pubco Class A Stock for each CEPO Class A Ordinary Share they hold at Closing. Pubco intends to apply for listing, to be effective at the time of the Closing, of its shares of Pubco Class A Stock on Nasdaq under the symbol “BSTR.”

Q:     What equity stake will current Public Shareholders, the Private Placement Investors, the Sponsor, the Seller and their Affiliates hold in Pubco immediately after the completion of the Business Combination and the Private Placement Investments?

A:     Upon the completion of the Business Combination and the consummation of the Private Placement Investments, and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, that there are no CEPO Dissenting Shares, that all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements, that no Convertible Notes or shares of Preferred Stock are converted into shares of Pubco Class A Stock, that all Newco Exchange Interests are redeemed in exchange for shares of Pubco Class A Stock, that no shares of Pubco Class A Stock are issued pursuant to the Incentive Plan and a Closing Bitcoin Price of $110,077.73, (i) Public Shareholders will own approximately 5.1% of the issued and outstanding shares of Pubco Class A Stock, (ii) the CEPO Cash Equity PIPE Investors will own approximately 10.0% of the issued and outstanding shares of Pubco Class A Stock, (iii) the CEPO BTC Equity PIPE Investors will own approximately 11.7% of the issued and outstanding shares of Pubco Class A Stock, (iv) the Newco Equity Investors will own approximately 2.4% of the issued and outstanding shares of Pubco Class A Stock, (v) the Sponsor will own approximately 0.9% of the issued and outstanding shares of Pubco Class A Stock and (vi) the Seller will own approximately 69.9% of the issued and outstanding shares of Pubco Class A Stock and 100% of the issued and outstanding shares of Pubco Class B Stock.

Upon the completion of the Business Combination and the consummation of the Private Placement Investments, and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, that there are no CEPO Dissenting Shares, that all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements, that all Convertible Notes and shares of Preferred Stock are converted into shares of Pubco Class A Stock at $13.00 per share, that all Newco Exchange Interests are redeemed in exchange for shares of Pubco Class A Stock, that no shares of Pubco Class A Stock are issued pursuant to the Incentive Plan and a Closing Bitcoin Price of $110,077.73, (i) Public Shareholders will own approximately 4.3% of the issued and outstanding shares of Pubco Class A Stock, (ii) the CEPO Cash Equity PIPE Investors will own approximately 8.6% of the issued and outstanding shares of Pubco Class A Stock, (iii) the CEPO BTC Equity PIPE Investors will own approximately 10.0% of the issued and outstanding shares of Pubco Class A Stock, (iv) the Newco Equity Investors will own approximately 2.0% of the issued and outstanding shares of Pubco Class A Stock, (v) the Convertible Notes Investors will own approximately 9.6% of the issued and outstanding shares of Pubco Class A Stock, (vi) the Preferred Stock Investors will own approximately 5.0% of the issued and outstanding shares of Pubco Class A Stock, (vii) the Sponsor will own approximately 0.8% of the issued and outstanding shares of Pubco Class A Stock and (viii) the Seller will own approximately 59.7% of the issued and outstanding shares of Pubco Class A Stock and 100% of the issued and outstanding shares of Pubco Class B Stock.

If any of the Public Shareholders exercise their redemption rights or validly exercise dissenters’ rights to the CEPO Merger, the percentage of the issued and outstanding shares of Pubco Class A Stock held by the Public Shareholders will decrease and the percentages of issued and outstanding shares of Pubco Class A Stock held by the CEPO Equity PIPE Investors, the Newco Equity Investors, the Sponsor, the Seller, and, as applicable, the Convertible Notes Investors and the Preferred Stock Investors, will each increase relative to the percentage held if none of the Public Shares are redeemed or if there are no CEPO Dissenting Shares.

The tables below illustrate varying beneficial ownership levels in Pubco immediately upon Closing, assuming No Redemptions by Public Shareholders, 25% Redemptions by Public Shareholders (5,000,000 CEPO Class A Ordinary Shares are redeemed by Public Shareholders), 50% Redemptions by Public Shareholders (10,000,000 CEPO Class A Ordinary Shares are redeemed by Public Shareholders), 75% Redemptions by Public Shareholders (15,000,000 CEPO Class A Ordinary Shares are redeemed by Public Shareholders) and 100% Redemptions by Public Shareholders (20,000,000 CEPO Class A Ordinary Shares are redeemed by Public Shareholders). If any of these assumptions are not correct, these percentages will be different.

Potential ownership of issued and outstanding shares of Pubco Class A Stock upon Closing
(assuming that no Convertible Notes or shares of Preferred Stock are converted into shares of
Pubco Class A Stock):

	No Redemptions		25% Redemptions		50% Redemptions		75% Redemptions		100% Redemptions
Pubco Stockholders	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
Public Shareholders	20,000,000	5.1%	15,000,000	3.9%	10,000,000	2.6%	5,000,000	1.3%	—	0.0%
CEPO Cash Equity PIPE Investors(1)	39,500,000	10.0%	39,500,000	10.2%	39,500,000	10.3%	39,500,000	10.4%	39,500,000	10.6%
CEPO BTC Equity PIPE Investors	45,969,671	11.7%	45,969,671	11.8%	45,969,671	12.0%	45,969,671	12.1%	45,969,671	12.3%
Newco Equity Investors(2)	9,301,568	2.4%	9,301,568	2.4%	9,301,568	2.4%	9,301,568	2.5%	9,301,568	2.5%
Sponsor(3)	3,500,000	0.9%	3,500,000	0.9%	3,500,000	0.9%	3,500,000	0.9%	3,500,000	0.9%
Seller(4)	275,194,327	69.9%	275,194,327	70.8%	275,194,327	71.8%	275,194,327	72.8%	275,194,327	73.7%
Total	393,465,566	100.0%	388,465,566	100.0%	383,465,566	100.0%	378,465,566	100.0%	373,465,566	100.0%

Potential ownership of issued and outstanding shares of Pubco Class A Stock upon Closing (assuming that all Convertible Notes and shares of Preferred Stock are converted into shares of Pubco Class A Stock at $13.00 per share):

	No Redemptions		25% Redemptions		50% Redemptions		75% Redemptions		100% Redemptions
Pubco Stockholders	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
Public Shareholders	20,000,000	4.3%	15,000,000	3.3%	10,000,000	2.2%	5,000,000	1.1%	—	0.0%
CEPO Cash Equity PIPE Investors(1)	39,500,000	8.6%	39,500,000	8.7%	39,500,000	8.8%	39,500,000	8.9%	39,500,000	9.0%
CEPO BTC Equity PIPE Investors	45,969,671	10.0%	45,969,671	10.1%	45,969,671	10.2%	45,969,671	10.3%	45,969,671	10.4%
Newco Equity Investors(2)	9,301,568	2.0%	9,301,568	2.0%	9,301,568	2.1%	9,301,568	2.1%	9,301,568	2.1%
Convertible Notes Investors	44,207,151	9.6%	44,207,151	9.7%	44,207,151	9.8%	44,207,151	9.9%	44,207,151	10.0%
Preferred Stock Investors	23,224,615	5.0%	23,224,615	5.1%	23,224,615	5.2%	23,224,615	5.2%	23,224,615	5.3%
Sponsor(3)	3,500,000	0.8%	3,500,000	0.8%	3,500,000	0.8%	3,500,000	0.8%	3,500,000	0.8%
Seller(4)	275,194,327	59.7%	275,194,327	60.3%	275,194,327	61.0%	275,194,327	61.7%	275,194,327	62.4%
Total	460,897,332	100.0%	455,897,332	100.0%	450,897,332	100.0%	445,897,332	100.0%	440,897,332	100.0%

____________

(1)      Excludes 500,000 shares issued to the Sponsor in the CEPO Cash Equity PIPE. Includes 100,000 shares issued to Robert Sharp, a director of CEPO.

(2)      Assumes all Newco Exchange Interests are exchanged for shares of Pubco Class A Stock.

(3)      Includes 2,500,000 shares of Pubco Class A Stock issued in respect of the CEPO Founder Shares (after accounting for the surrender of 2,500,000 CEPO Found Shares by the Sponsor), 500,000 shares of Pubco Class A Stock issued in respect of the CEPO Private Placement Shares and 500,000 shares of Pubco Class A Stock issued in respect of the CEPO Class A Ordinary Shares purchased by the Sponsor in the CEPO Cash Equity PIPE. Assumes that no amounts outstanding under the Sponsor Loan or Sponsor Note are converted into shares.

(4)      Excludes 275,194,327 shares of Pubco Class B Stock.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Beneficial Ownership of Securities” and as described above. Should one or more of the assumptions prove incorrect, actual ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Dilution

Dilution per share to Public Shareholders is determined by CEPO’s NTBV per share, as adjusted, while excluding the Business Combination, while giving effect to material probable or consummated transactions and other material effects on NTBV per share, from the Public Shareholders as set forth as follows under five redemption scenarios.

The following table illustrates NTBV per share and the change in NTBV per share, as adjusted, following the Closing, including the issuance of CEPO Class A Ordinary Shares to the CEPO Equity PIPE Investors, but excluding the other effects of the Business Combination, while giving effect to probable or consummated transactions that are material and other material effects on NTBV per share. These are presented in relation to the offering price per Public Share in the CEPO IPO as set forth as follows under the five redemption scenarios:

	Assuming No Redemptions	Assuming 25% Redemptions	Assuming 50% Redemptions	Assuming 75% Redemptions	Assuming 100% Redemptions
Public Shares	20,000,000	15,000,000	10,000,000	5,000,000	—
CEPO Founder Shares	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000
CEPO Private Placement Shares	500,000	500,000	500,000	500,000	500,000
Total CEPO Ordinary Shares outstanding as of June 30, 2025	25,500,000	20,500,000	15,500,000	10,500,000	5,500,000

Adjusted for:
CEPO Class B Ordinary Shares to be surrendered by the Sponsor	(2,500,000)	(2,500,000)	(2,500,000)	(2,500,000)	(2,500,000)
CEPO Class A Ordinary Shares to be issued in the CEPO Equity PIPEs	85,969,671	85,969,671	85,969,671	85,969,671	85,969,671
Total CEPO Ordinary Shares outstanding as of June 30, 2025, as adjusted	108,969,671	103,969,671	98,969,671	93,969,671	88,969,671

NTBV as of June 30, 2025(1)	$(2,978,504)	$(2,978,504)	$(2,978,504)	$(2,978,504)	$(2,978,504)
Adjusted for(2):
Reclassification of CEPO Class A Ordinary Shares subject to redemption to equity	204,013,876	153,010,407	102,006,938	51,003,469	—
Reversal of accrual of $0.15 per Public Share to be funded pursuant to the Sponsor Note	3,000,000	2,250,000	1,500,000	750,000	—
Transaction expenses to be paid by CEPO	(28,953,500)	(28,953,500)	(28,953,500)	(28,953,500)	(28,953,500)
CEPO Equity PIPE Proceeds(3)	864,285,460	864,285,460	864,285,460	864,285,460	864,285,460
NTBV as of June 30, 2025, as adjusted	$1,039,367,332	$987,613,863	$935,860,394	$884,106,925	$832,353,456

NTBV per share as of June 30, 2025, as adjusted	$9.54	$9.50	$9.46	$9.41	$9.36
Dilution(4)	$0.46	$0.50	$0.54	$0.59	$0.64

____________

(1)      NTBV is calculated as total assets minus total liabilities and CEPO Class A Ordinary Shares subject to redemption as of June 30, 2025.

(2)      NTBV is adjusted for (i) payments from the Trust Account at different levels of redemptions to Public Shareholders at the $10.32 per share redemption price as of June 30, 2025; (ii) transaction costs that have not been recorded on CEPO’s financial statements as of June 30, 2025, which will have an impact on the calculation of NTBV upon the Closing; and (iii) funding of the CEPO Equity PIPE by the CEPO Equity PIPE Investors.

(3)      CEPO Equity PIPE Proceeds is calculated as (i) the cash to be contributed pursuant to the CEPO Equity PIPE Subscription Agreements and (ii) the value of the 4,176.11 Bitcoin to be contributed by the CEPO BTC Equity PIPE Investors pursuant to the CEPO BTC Equity PIPE Subscription Agreements based on the Closing Bitcoin Price calculated as the average of the Bitcoin Price for the ten-day period from August 29, 2025, to September 7, 2025 of $110,077.73.

(4)      Dilution is calculated by subtracting the NTBV per share as of June 30, 2025, as adjusted, from the $10.00 CEPO IPO per share price for the Public Shares.

CEPO issued the Public Shares in the CEPO IPO at $10.00 per share. After giving effect to the issuance of the 20,000,000 Public Shares in the CEPO IPO and the 500,000 CEPO Private Placement Shares to the Sponsor in the CEPO Private Placement, there were 25,500,000 CEPO Ordinary Shares issued and outstanding. In connection with the Business Combination, assuming its consummation in accordance with the Business Combination Agreement and a Closing Bitcoin Price of $110,077.73, immediately after the Closing, Pubco is expected to have outstanding 393,465,566 shares of Pubco Class A Stock, including (i) 39,500,000 shares of Pubco Class A Stock issued to the CEPO Cash Equity PIPE Investors in the CEPO Merger, (ii) 45,969,671 shares of Pubco

Class A Stock issued to the CEPO BTC Equity PIPE Investors in the CEPO Merger (iii) 275,194,327 shares of Pubco Class A Stock issued to the Seller in the Newco Merger, and (iv) 9,301,568 shares of Pubco Class A Stock issuable to the Newco Equity Investors upon redemption of their Newco Exchange Interests. These shares outstanding exclude the 44,207,151 shares of Pubco Class A Stock issuable upon conversion of the Convertible Notes and the 23,224,615 shares of Pubco Class A Stock issuable upon conversion of the shares of Preferred Stock, in each case, at the applicable conversion price of $13.00 per share. These shares outstanding also assume that no shares of Pubco Class A Stock are issued and outstanding under the Incentive Plan. The tabular disclosure includes presentations of information at various illustrative redemption levels consistent with the “No Redemptions,” “25% Redemptions,” “50% Redemptions,” “75% Redemptions” and “100% Redemptions” scenarios further described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

For purposes of Item 1604(c)(1) of Regulation S-K, Pubco would have 393,465,566 total shares of Pubco Class A Stock outstanding immediately after giving effect to the Business Combination under the “No Redemptions” scenario based on the assumptions set forth in the preceding paragraph and as further described above. Where there are no redemptions of Public Shares prior to the Closing, CEPO valuation is based on the $10.00 issuance price per Public Share in the CEPO IPO and is therefore calculated as: $10.00 (CEPO per share CEPO IPO price) multiplied by 393,465,566 shares, or $3,934,655,660. The following table illustrates the valuation at the $10.00 issuance price per share in the CEPO IPO for each redemption scenario:

	Assuming No Redemptions	Assuming 25% Redemptions	Assuming 50% Redemptions	Assuming 75% Redemptions	Assuming 100% Redemptions
Public Shares outstanding post Business Combination	20,000,000	15,000,000	10,000,000	5,000,000	—
CEPO Cash Equity PIPE Investors shares outstanding post Business Combination(1)	39,500,000	39,500,000	39,500,000	39,500,000	39,500,000
CEPO BTC Equity PIPE Investors shares outstanding post Business Combination	45,969,671	45,969,671	45,969,671	45,969,671	45,969,671
Newco Equity Investors shares outstanding post Business Combination(2)	9,301,568	9,301,568	9,301,568	9,301,568	9,301,568
Sponsor shares outstanding post Business Combination(3)	3,500,000	3,500,000	3,500,000	3,500,000	3,500,000
Seller shares outstanding post Business Combination(4)	275,194,327	275,194,327	275,194,327	275,194,327	275,194,327
Total shares outstanding post Business Combination	393,465,566	388,465,566	383,465,566	378,465,566	373,465,566
Total valuation based on $10.00 issuance price per share in the CEPO IPO	$3,934,655,660	$3,884,655,660	$3,834,655,660	$3,784,655,660	$3,734,655,660

____________

(1)      Excludes 500,000 shares issued to the Sponsor in the CEPO Cash Equity PIPE. Includes 100,000 shares issued to Robert Sharp, a director of CEPO.

(2)      Assumes all Newco Exchange Interests are exchanged for shares of Pubco Class A Stock

(3)      Includes 2,500,000 shares of Pubco Class A Stock issued in respect of the CEPO Founder Shares (after accounting for the surrender of 2,500,000 CEPO Found Shares by the Sponsor), 500,000 shares of Pubco Class A Stock issued in respect of the CEPO Private Placement Shares and 500,000 shares of Pubco Class A Stock issued in respect of the CEPO Class A Ordinary Shares purchased by the Sponsor in the CEPO Equity PIPE. Assumes that no amounts outstanding under the Sponsor Loan or Sponsor Note are converted into shares.

(4)      Excludes 275,194,327 shares of Pubco Class B Stock.

The foregoing required disclosure is not a guarantee that the trading price of Pubco Class A Stock will not be below the offering price in the CEPO IPO, nor is the required disclosure a guarantee that Pubco will attain any of the levels of valuation presented.

The above discussion and table are based on 25,500,000 CEPO Ordinary Shares outstanding on June 30, 2025, and exclude the potential dilutive effects associated with the conversion of the Convertible Notes and the shares of Preferred Stock to be issued by Pubco at the Closing.

The above discussion and table also exclude potential dilutive effects associated with future issuances or grants of equity or equity-linked securities by Pubco pursuant to the Incentive Plan expected to be adopted in connection with the Closing.

The aforementioned equity issuances are not the only sources of potential dilution to the relative ownership percentage associated with shares of Pubco Class A Stock held by non-redeeming Public Shareholders after the Closing; any additional equity and equity-linked issuances by Pubco may result in additional dilution to Public Shareholders’ percentage ownership in Pubco, potentially significantly, and may have other effects, as described above and as further described in the “Risk Factors” section of this proxy statement/prospectus.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described above. Should one or more of the assumptions prove incorrect, actual ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Q:     What conditions must be satisfied or waived to complete the Business Combination?

A:     There are a number of closing conditions to the Business Combination in the Business Combination Agreement, including, but not limited to, the following: (i) the receipt of Required Shareholder Approval; (ii) the consummation of the Transactions not being prohibited by applicable law; (iii) effectiveness of the Registration Statement; (iv) the shares of Pubco Class A Stock having been approved for listing on Nasdaq, the New York Stock Exchange or another national securities exchange; and (v) the Private Placement Investments having been fully funded in accordance with the respective Private Placement Subscription Agreements.

For a summary of all of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section entitled “The Business Combination — The Business Combination Agreement” and “The Business Combination — Other Transaction Agreements.”

Q:     Why is CEPO providing CEPO Shareholders with the opportunity to vote on the Business Combination?

A:     Under the CEPO Memorandum and Articles, CEPO must provide all Public Shareholders with the opportunity to have their Public Shares redeemed upon the consummation of CEPO’s initial business combination either in conjunction with a tender offer or in conjunction with a shareholder vote. For business reasons and pursuant to Cayman Islands law requirements, CEPO has elected to structure the Business Combination in such a way as to provide Public Shareholders with the opportunity to have their Public Shares redeemed in connection with a shareholder vote rather than a tender offer. Therefore, CEPO is seeking to obtain the approval of the CEPO Shareholders of the Business Combination Proposal, among the other Proposals, in order to allow the Public Shareholders to effectuate redemptions of their Public Shares in connection with the consummation of the Business Combination.

Q:     Are there any arrangements to help ensure that there will be sufficient funds to consummate the Business Combination?

A:     Yes. Concurrently with the signing of the Business Combination Agreement, on July 16, 2025, (i) the July Convertible Notes Investors agreed to make a private investment in Pubco by purchasing Convertible Notes in the Initial Convertible Notes Private Placement for an aggregate principal amount of $500 million, (ii) the July Convertible Notes Investors were granted (a) the First Convertible Notes Option to purchase additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable within 15 days following the execution of the July Convertible Notes Subscription Agreements, (b) the Second Convertible Notes Option to purchase additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable within 30 days following the execution of the July Convertible Notes Subscription Agreements, and (c) the Preferred Stock Option to purchase up to 3,200,000 shares of Preferred Stock with an aggregate principal amount of $320 million to be issued by Pubco, pursuant to and on the terms set forth in the Certificate of Designations, at a purchase price of $85.00 per share, exercisable within 30 days following the execution of the July Convertible Notes Subscription Agreements, in each case, on a pro rata basis based on such July Convertible Note Investor’s participation in the Initial Convertible Notes Private Placement; (iii) the July Preferred Stock Investor agreed to make a private placement in Pubco by purchasing 300,000 shares of Preferred Stock with an aggregate principal amount of $30 million at $85.00 per share for an aggregate purchase price of $25.5 million; (iv) the CEPO Cash Equity PIPE Investors agreed to purchase, in a private placement, 40,000,000 CEPO Class A Ordinary

Shares, at a purchase price of $10.00 per share payable in cash, for an aggregate purchase price of $400 million; (v) the CEPO BTC Equity PIPE Investors agreed to purchase, in a private placement, a certain number of CEPO Class A Ordinary Shares, at $10.00 per share, in exchange for an aggregate of 4,156.11 Bitcoin, with the number of CEPO BTC Equity PIPE Shares to be issued to each CEPO BTC Equity PIPE Investor being equal to (a) the product of (1) the number of Bitcoin contributed by such CEPO BTC Equity PIPE Investor multiplied by (2) the Closing Bitcoin Price and then divided by (b) $10.00; and (v) the Newco Equity Investors agreed to purchase, in a private placement, Newco Class A Interests at $10.00 per interest, in exchange for 865 Bitcoin in the aggregate, with the number of Newco Class A Interests to be issued to each Newco Equity Investor being equal to (a) the product of (1) the number of Bitcoin contributed by such Newco Equity Investor multiplied by (2) the Closing Bitcoin Price and then divided by (b) $10.00.

Further, the July Convertible Notes Subscription Agreements provide that, if any July Convertible Notes Investors should elect not to exercise their pro rata share of the Options, such unexercised portion of the Options will be offered to and may be exercised by the remaining July Convertible Notes Investors pro rata to their participation in the Initial Convertible Note Private Placement and the applicable Option until 5:00 p.m. New York time on the Business Day immediately after the expiry of the applicable Option.

Pursuant to the terms of the July Convertible Notes Subscription Agreements, certain July Convertible Notes Investors exercised their pro rata share of the First Convertible Notes Option and the Unexercised Option in relation to the First Convertible Notes Option, to purchase additional Convertible Notes in an aggregate principal amount of $34.87 million and of the Second Convertible Notes Option and the Unexercised Option in relation to the Second Convertible Notes Option to purchase additional Convertible Notes in an aggregate principal amount of $9.323 million.

On August 7, 2025, CEPO and Pubco entered into the August Convertible Notes Subscription Agreements, pursuant to which the August Convertible Notes Investors agreed to purchase Convertible Notes in an aggregate principal amount of $30.5 million, upon the terms and subject to the conditions set forth therein.

With the inclusion of the Convertible Notes subscribed for in the July Convertible Notes Private Placement and the August Convertible Notes Private Placement, taken together, the total aggregate principal amount of the Convertible Notes will be $574.693 million.

Pursuant to the terms of the July Convertible Notes Subscription Agreements, certain July Convertible Notes Investors exercised their pro rata share of the Preferred Stock Option and the Unexercised Option in relation to the Preferred Stock Option to purchase an aggregate of approximately 2.236 million shares of Preferred Stock with an aggregate principal amount of approximately $223.62 million at a purchase price of $85.00 per share for a total aggregate purchase price of approximately $190.08 million.

On August 25, 2025, CEPO and Pubco entered into the August Preferred Stock Subscription Agreements, pursuant to which the August Preferred Stock Investors agreed to purchase an aggregate of 482,924 shares of Preferred Stock with an aggregate principal amount of approximately $48.3 million, at a purchase price of $85.00 per share, for an aggregate purchase price of approximately $41.05 million.

With the inclusion of the shares of Preferred Stock subscribed for in the Preferred Stock Private Placements and the exercise of the Preferred Stock Option by certain July Convertible Notes Investors, taken together, Pubco will issue 3,019,200 shares of Preferred Stock at Closing in the aggregate with a total aggregate principal amount of $301.92 million, for a total purchase price of $256.632 million.

On August 28, 2025, (i) CEPO and Pubco entered into the August CEPO BTC Equity PIPE Subscription Agreement with the August CEPO BTC Equity PIPE Investor in substantially the same form as the July CEPO BTC Equity PIPE Subscription Agreements, pursuant to which the August CEPO BTC Equity PIPE Investor agreed to purchase, in the August CEPO BTC Equity PIPE, the August CEPO BTC Equity PIPE Shares in exchange for 20 Bitcoin and (ii) simultaneously therewith, CEPO, Pubco and Newco entered into a termination agreement with such investor, which terminated the Newco Subscription Agreement with such investor, pursuant to which such investor had agreed to purchase Newco Class A Interests in exchange for 20 Bitcoin. As a result of the August CEPO BTC Equity PIPE, the total number of Bitcoin to be contributed by investors at Closing pursuant to the July CEPO BTC Equity PIPE, the Newco Private Placement and the August CEPO BTC Equity PIPE remains at 5,021.11 Bitcoin.

For more information about the Private Placement Investments and other arrangements contemplated by the Business Combination Agreement, please see the sections entitled “The Business Combination Agreement” and “The Business Combination — Other Transaction Agreements.”

The net proceeds from the Private Placement Investments and the Trust Account (net of any amounts used to fund the redemptions of Public Shares) will be used to purchase Bitcoin and to pay any transaction expenses of the parties, and any remainder will be used for general corporate purposes, including, but not limited to, working capital for operations. In addition, CEPO and Newco may seek to arrange for additional third-party financing which may be in the form of debt (including convertible notes) or equity, the proceeds of which would be used for a variety of purposes.

Q:     How many votes do I have at the Meeting?

A:     CEPO Shareholders are entitled to one vote at the Meeting for each CEPO Ordinary Share held of record as of           , the Record Date for the Meeting. As of the close of business on the Record Date, there were 25,500,000 CEPO Ordinary Shares issued and outstanding.

Q:     What vote is required to approve the proposals presented at the Meeting?

A:     To pass, each of the Business Combination Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution of CEPO Shareholders, which requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CEPO Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). To pass, the Merger Proposal requires a special resolution of CEPO Shareholders, which requires the affirmative vote of at least two-thirds of the votes cast by, or on behalf of, the CEPO Shareholders as, being entitled to do so, vote in person or where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). CEPO Shareholders are also being asked to approve, on a non-binding advisory basis, the Organizational Documents Proposals. Although the CEPO Board is asking CEPO Shareholders to approve the Organizational Documents Proposals on the non-binding advisory basis, regardless of the outcome of the non-binding advisory vote on the Organizational Documents Proposals, the Amended and Restated Certificate of Incorporation and Pubco’s Amended and Restated Bylaws will take effect upon the Closing if the Business Combination Proposal and the Merger Proposal are approved.

Assuming a quorum is established, a CEPO Shareholder’s failure to vote by proxy or to vote at the Meeting will have no effect on the Proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on any of the Proposals. The Sponsor currently holds 5,000,000 CEPO Class B Ordinary Shares, and 500,000 CEPO Class A Ordinary Shares, representing 21.6% of the issued and outstanding CEPO Ordinary Shares. The Sponsor has agreed to vote its 5,500,000 CEPO Ordinary Shares in favor of each of the Proposals. As a result, with respect to each Proposal that requires approval of CEPO Shareholders by an ordinary resolution, in addition to the Sponsor’s CEPO Ordinary Shares, CEPO would need only 7,250,001, or 36.3%, of the 20,000,000 Public Shares (assuming all issued and outstanding CEPO Ordinary Shares are voted at the Meeting), and only 875,001, or 4.4%, of the 20,000,000 Public Shares (assuming a minimum number of CEPO Ordinary Shares to achieve a quorum are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved. With respect to each Proposal that requires approval of CEPO Shareholders by a special resolution, in addition to the Sponsor’s CEPO Ordinary Shares, CEPO would need only 11,500,001, or 57.5%, of the 20,000,000 Public Shares (assuming all issued and outstanding CEPO Ordinary Shares are voted at the Meeting), and only 3,000,001, or 15.0%, of the 20,000,000 Public Shares (assuming a minimum number of CEPO Ordinary Shares to achieve a quorum are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved.

Q:     Are the Proposals conditioned on one another?

A:     Under the Business Combination Agreement, the approval by CEPO Shareholders of the Business Combination Proposal and the Merger Proposal are conditions to the consummation of the Business Combination. If any of those Proposals is not approved by CEPO Shareholders, the Business Combination will not be consummated, unless waived by the Parties. The Merger Proposal is conditional upon the approval of the Business Combination Proposal. The Organizational Documents Proposals and the Nasdaq Proposal are conditional upon the approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal.

Q:     What constitutes a quorum at the Meeting?

A:     A quorum of CEPO Shareholders is necessary to hold a valid meeting. A quorum for the Meeting consists of the holders of a majority of the then issued and outstanding CEPO Ordinary Shares (whether in person (including via the virtual meeting platform) or by proxy). As of the Record Date, CEPO Shareholders holding 12,750,001 CEPO Ordinary Shares would be required to achieve a quorum at the Meeting. In addition to the CEPO Ordinary Shares held by the Sponsor, which represent approximately 21.6% of the issued and outstanding CEPO Ordinary Shares and which will count towards this quorum, CEPO will need only CEPO Shareholders holding 7,250,001 CEPO Ordinary Shares, or 36.3%, of the 20,000,000 Public Shares represented in person (including via the virtual meeting platform) or by proxy at the Meeting to have a valid quorum.

Q:     How will the Sponsor and CEPO’s directors and officers vote?

A:     The Sponsor has agreed to vote its 5,500,000 CEPO Ordinary Shares, representing 21.6% of the issued and outstanding CEPO Ordinary Shares, in favor of each of the Proposals. While none of CEPO’s executive officers or directors directly own any CEPO Ordinary Shares, pursuant to the Insider Letter, each of CEPO’s executive officers and directors have agreed to vote any CEPO Ordinary Shares held by them in favor of the initial business combination, including the Business Combination. Accordingly, it is more likely that the necessary shareholder approval will be received than would be the case if the Sponsor and CEPO’s officers and directors had agreed to vote their CEPO Ordinary Shares in accordance with the majority of the votes cast by Public Shareholders.

As a result, with respect to each Proposal that requires approval of CEPO Shareholders by an ordinary resolution, in addition to the Sponsor’s CEPO Ordinary Shares, CEPO would need only 7,250,001, or 36.3%, of the 20,000,000 Public Shares (assuming all issued and outstanding CEPO Ordinary Shares are voted at the Meeting), and only 875,001, or 4.4%, of the 20,000,000 Public Shares (assuming a minimum number of CEPO Ordinary Shares to achieve a quorum are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved. With respect to each Proposal that requires approval of CEPO Shareholders by a special resolution, in addition to the Sponsor’s CEPO Ordinary Shares, CEPO would need only 11,500,001, or 57.5%, of the 20,000,000 Public Shares (assuming all issued and outstanding CEPO Ordinary Shares are voted at the Meeting), and only 3,000,001, or 15.0%, of the 20,000,000 Public Shares (assuming a minimum number of CEPO Ordinary Shares to achieve a quorum are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved.

Q:     What interests do the Sponsor, CEPO’s directors and executive officers and their affiliates have in the Business Combination?

A:     When Public Shareholders consider the recommendation of the CEPO Board in favor of approval of the Business Combination and other Proposals, Public Shareholders should keep in mind that the Sponsor and CEPO’s directors and officers have interests in the Proposals that are different from or in addition to (and which may conflict with), the interests of a Public Shareholder as a CEPO Shareholder. These interests include, among other things:

•        As of the date hereof, the Sponsor is the record holder of 5,000,000 CEPO Class B Ordinary Shares and 500,000 CEPO Class A Ordinary Shares. The following persons have material interests in the Sponsor: Cantor is the sole member of the Sponsor; CFGM is the managing general partner of Cantor; and Brandon G. Lutnick is the controlling trustee of the trusts owning all of the voting shares of CFGM and the Chairman and Chief Executive Officer of CFGM. As of the date hereof, each of Cantor, CFGM and Brandon G. Lutnick may be deemed to have beneficial ownership of the CEPO Ordinary Shares held directly by the Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. As of the date hereof, other than Brandon Lutnick, (as described above) and Danny Salinas (who has a minority limited partnership interest in Cantor), none of CEPO’s other directors or executive officers has a direct or indirect ownership interest in the Sponsor and none of CEPO’s directors or executive officers has beneficial ownership of the CEPO Ordinary Shares held directly by the Sponsor;

•        The Sponsor paid $25,000, or approximately $0.005 per share, for the 5,000,000 CEPO Class B Ordinary Shares, and $5,000,000, or $10.00 per share, for the 500,000 CEPO Class A Ordinary Shares. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to surrender, for no consideration, which CEPO will cancel, 2,500,000 CEPO Class B Ordinary Shares immediately prior to, and subject to the consummation of, the CEPO Merger, resulting in the Sponsor owning 2,500,000 CEPO Class B Ordinary Shares immediately after such surrender. As of August 15, 2025, the aggregate value of such shares (after accounting for such share surrender) is estimated to be approximately $31.9 million, assuming the per share value of the shares is the same as the $10.62 closing price of the CEPO Class A Ordinary Shares on Nasdaq on August 15, 2025. As a result, the Sponsor is likely to be able to recoup its investment in CEPO and make a substantial profit on that investment, even if shares of Pubco Class A Stock have lost significant value after the Closing. This means that the Sponsor could earn a positive rate of return on its investment, even if Public Shareholders experience a negative rate of return in Pubco;

•        The 5,000,000 CEPO Class B Ordinary Shares and 500,000 CEPO Class A Ordinary Shares held by the Sponsor and purchased by the Sponsor for $5,025,000 in the aggregate will be worthless if a business combination is not consummated by CEPO by the end of the Combination Period (as defined below);

•        The Sponsor agreed that the 500,000 CEPO Class A Ordinary Shares it holds will not be sold or transferred until 30 days after CEPO has completed a business combination and the Sponsor agreed that the 5,000,000 CEPO Class B Ordinary Shares it holds (or 2,500,000 CEPO Class B Ordinary Shares after the agreed upon surrender) will not be sold or transferred until the earlier of (a) the one-year anniversary of the completion of CEPO’s business combination and (b) subsequent to the completion of a business combination, (x) if the last reported sale price of the CEPO Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the completion of CEPO’s business combination or (y) the date on which CEPO completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the CEPO Shareholders having the right to exchange their CEPO Class A Ordinary Shares for cash, securities or other property, subject to in each case to certain exceptions; provided that at Closing, the Sponsor, CEPO and Pubco will enter into an amendment to the Insider Letter to (i) extend the transfer and lock-up restrictions applicable to the CEPO Founder Shares pre-Closing so that they also apply to the CEPO Founder Shares post-Closing, (ii) modify the duration of the lock-up applicable to the CEPO Founder Shares post-Closing to be the earlier of (a) the twelve (12) month anniversary of the Closing Date and (b) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Pubco Stock for cash, securities or other property, and (iii) add Pubco as a party. These lock-ups will apply to the applicable shares of Pubco Class A Stock received by the Sponsor pursuant to the CEPO Merger;

•        The CEPO Memorandum and Articles contains an anti-dilution provision which adjusts the conversion ratio of the CEPO Class B Ordinary Shares upon their conversion to CEPO Class A Ordinary Shares upon certain issuances of equity and equity-linked securities by CEPO, which includes the CEPO Class A Ordinary Shares to be issued in the CEPO Equity PIPEs, such that the number of CEPO Class A Ordinary Shares issued in respect of the CEPO Class B Ordinary Shares represents 20% of all CEPO Ordinary Shares that remain outstanding and are not redeemed in connection with the Business Combination and the CEPO Equity PIPE Shares (but excluding the CEPO Private Placement Shares). In connection with the Business Combination and in accordance with the Sponsor Support Agreement, the Sponsor, as the sole holder of CEPO Class B Ordinary Shares, has agreed, subject to and conditioned upon the Closing, to waive this anti-dilution right of the CEPO Class B Ordinary Shares;

•        CF&Co., an affiliate of the Sponsor and Cantor, is a party to the Private Placement Engagement Letter, pursuant to which Pubco and CEPO engaged CF&Co. as the lead placement agent for the Private Placement Investments. Pursuant to the Private Placement Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to up to approximately $54.5 million, which is equal to the sum of (i) 5.0% of the gross proceeds received by Pubco and CEPO pursuant to the CEPO Cash Equity PIPE (assuming that all CEPO Cash Equity PIPE Investors fund their commitments in their CEPO Cash Equity PIPE Subscription Agreements); (ii) 4.5% of the gross proceeds received by Pubco and CEPO pursuant to the Preferred Stock Private Placements and the exercise of the Preferred Stock Option (assuming that the Preferred Stock Investors and the July Convertible Notes Investors who exercised the Preferred Stock Option fund their commitments in their Preferred Stock Subscription Agreements and Convertible Notes Subscription Agreements); and (iii) 4.0% of the gross proceeds received by Pubco and CEPO pursuant to the Convertible Notes Private Placement, excluding the Preferred Stock Option

(assuming that the Convertible Notes Investors fund their commitments in their Convertible Notes Subscription Agreements); provided that 1% of each such fee is payable at the sole discretion of Pubco; provided, further, that such fees are reduced with respect to proceeds received from certain investors; and provided further, that the amount of such fee will be reduced by an amount equal to the product of (a) 3.5%, (b) $10.00 and (c) the number of Public Shares redeemed in connection with the Business Combination. No fee is payable to CF&Co. for the proceeds raised pursuant to the CEPO BTC Equity PIPE and the Newco Private Placement. CEPO will also reimburse CF&Co. at Closing, for all reasonable and documented out-of-pocket expenses incurred by CF&Co. in connection with CF&Co. rendering its services under the Private Placement Engagement Letter, the aggregate amount of which will not exceed $40,000. Pursuant to the Private Placement Engagement Letter, CF&Co. also has a right to act, during the period of its engagement and 12 months thereafter, as (i) Pubco’s lead managing underwriter, initial purchaser placement agent and/or arranger for any subsequent financing and (ii) Pubco’s lead financial advisor for any potential acquisition, disposition or other extraordinary corporate transaction involving Pubco or any of its subsidiaries, assets, securities or businesses, in each case, on such other terms and conditions customary for CF&Co. for similar transactions, which terms and conditions will be embodied in one or more separate written agreements, which agreements shall be based on CF&Co.’s customary form for the applicable financing or transaction. CF&Co. is also a party to the M&A Engagement Letter, pursuant to which CEPO engaged CF&Co. as CEPO’s exclusive financial advisor for the Business Combination. Pursuant to the M&A Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to $15 million. In addition, CF&Co. previously entered into the Business Combination Marketing Agreement, pursuant to which CF&Co. will receive a $7.0 million cash fee at the Closing. Payment of the foregoing fees are all contingent on the Closing.

•        Each of the Sponsor and Robert Sharp, an independent director on the CEPO Board, entered into CEPO Cash Equity PIPE Subscription Agreements with CEPO and Pubco, pursuant to which the Sponsor has committed to purchase 500,000 CEPO Class A Ordinary Shares for $5 million and Robert Sharp has committed to purchase 100,000 CEPO Class A Ordinary Shares for $1 million;

•        The Sponsor and CEPO’s officers and directors have agreed not to redeem any CEPO Ordinary Shares held by them in connection with a shareholder vote to approve a proposed business combination, including the Business Combination;

•        The CEPO Memorandum and Articles provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as CEPO; and (ii) CEPO renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and CEPO, on the other. In the course of their other business activities, CEPO’s officers and directors may have, or may become aware of, other investment and business opportunities which may be appropriate for presentation to CEPO as well as the other entities with which they are affiliated. CEPO’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business combination opportunity should be presented, any pre-existing fiduciary obligation will be presented the business combination opportunity before CEPO is presented with it. CEPO does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target;

•        CEPO has until the end of the Combination Period to consummate a business combination. If the Business Combination with BSTR is not consummated and CEPO does not consummate another business combination by the end of the Combination Period, CEPO will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and the CEPO Board, dissolving and liquidating, subject in each case above to CEPO’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the 5,000,000 CEPO Class B Ordinary Shares and 500,000 CEPO Class A Ordinary Shares held by the Sponsor would be worthless because the Sponsor has waived its right to participate in any redemption or distribution with respect to such CEPO Ordinary Shares and CF&Co. will not receive any of the fees described above;

•        CEPO has issued the Sponsor Loan to the Sponsor in respect of up to $1,750,000 of loans the Sponsor has made, and will make, to CEPO to fund CEPO’s expenses relating to investigating and selecting an acquisition target and other working capital requirements. The Sponsor Loan does not bear interest and is repayable by CEPO to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option at any time on or prior to the Business Combination, all or any portion of the amount outstanding under the Sponsor Loan may be converted into CEPO Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Loan would be repaid only out of funds held outside of the Trust Account. As of June 30, 2025, CEPO had approximately $244,000 outstanding under the Sponsor Loan. If the Business Combination or another business combination is not consummated by the end of the Combination Period, the Sponsor Loan may not be repaid to the Sponsor, in whole or in part;

•        CEPO has also issued the Sponsor Note (as further described under the heading “Information About CEPO”) in connection with certain loans the Sponsor will make to CEPO in connection with each Redemption Event, such that an amount equal to $0.15 per Public Share being redeemed in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed Public Shares on such Redemption Event. The Sponsor Note does not bear interest and is repayable by CEPO to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option at any time on or prior to a business combination, all or any portion of the amount outstanding under the Sponsor Note may be converted into CEPO Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Note would be repaid only out of funds held outside of the Trust Account. As of June 30, 2025, CEPO had $0 outstanding under the Sponsor Note. The Sponsor Note, if drawn, will not be repaid to the extent that the amount of the Sponsor Note exceeds the amount of available proceeds not deposited in the Trust Account if a business combination is not completed;

•        If CEPO is unable to complete a business combination by the end of the Combination Period, the Sponsor has agreed to be liable to CEPO if and to the extent of any claims by a third party for services rendered or products sold to CEPO or by a prospective acquisition target with which CEPO has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, in each case, reduce the amount of redemption amount to below the lesser of (i) the sum of (A) $10.00 per Public Share and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event and (ii) the sum of (A) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less interest released to pay taxes, and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event; provided that such liability will not apply to any claims by a third party or prospective acquisition target who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under CEPO’s indemnity of the underwriters of the CEPO IPO against certain liabilities, including liabilities under the Securities Act nor to claims brought by CEPO’s public auditor;

•        The Sponsor, CEPO’s officers and directors and their affiliates are entitled to reimbursement for any out-of-pocket expenses incurred by them in connection with certain activities on CEPO’s behalf, such as identifying, investigating, negotiating and completing a business combination. If CEPO does not complete a business combination by the end of the Combination Period, CEPO may not have the cash necessary to reimburse these expenses. As of the date of this proxy statement/prospectus, none of the Sponsor, CEPO’s officers and directors or their affiliates has incurred any such expenses which would be reimbursed at the Closing; and

•        CEPO’s officers and directors will be eligible for continued indemnification and continued coverage under a tail policy for CEPO’s directors’ and officers’ liability insurance policy for up to a six-year period from and after the Closing for events occurring prior to the Closing, which tail policy is to be paid for by Pubco at the Closing pursuant to the Business Combination Agreement. If the Business Combination does not close, CEPO’s officers and directors may not receive this tail insurance coverage.

For more information, see “Certain Relationships and Related Party Transactions” and see the risk factor entitled “Since the Sponsor and CEPO’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders, a conflict of interest may have existed in determining whether the Business Combination with Pubco and Newco is appropriate as CEPO’s initial business combination. Such interests include that the Sponsor will lose its entire investment in CEPO if the Business Combination is not completed or any other business combination is not completed.”

CEPO’s management determined that, in light of the potential conflicting interests described above with respect to the Sponsor and its Affiliates, the CEPO Audit Committee should separately review and consider the potential conflicts of interest with respect to the Sponsor and its Affiliates arising out of the proposed Business Combination and the proposed terms in respect thereof. Accordingly, the CEPO Audit Committee reviewed and considered such interests and, after taking into account the factors they deemed applicable (including the potential conflicting interests), unanimously approved the Business Combination Agreement and the transactions contemplated therein.

Additionally, in considering the recommendation of the CEPO Board to vote in favor of approval of the Proposals, unaffiliated CEPO Shareholders should keep in mind that the directors and executive officers of Pubco and Newco have interests in such Proposals that are different from or in addition to, those of unaffiliated CEPO Shareholders. In particular:

•        The fact that, assuming the maximum redemptions scenario, the Chief Executive Officer will own approximately           % of shares of Pubco Class A Stock outstanding immediately following the Closing.

•        Pubco is in the process of negotiating employment agreements with its Chief Executive Officer and Chief Financial Officer and expects to enter into an employment agreement with each of them prior to the Closing. Pubco also intends to grant equity awards under a stock incentive plan to be adopted by Pubco, to Pubco’s Chief Executive Officer and Chief Financial Officer, prior to the Closing. As party to the anticipated employment agreements and recipients of the anticipated equity awards, Pubco’s Chief Executive Officer and Chief Financial Officer may have interests in the Business Combination that are different from, or in addition to, the shareholders of Pubco; and

•        The fact that Dr. Adam Back, sole director, president and secretary of Newco is expected to become a director and the Chief Executive Officer of Pubco at Closing.

Q:     What is CF&Co.’s history with CEPO and Pubco?

A:     CF&Co.’s history with CEPO and Pubco can be summarized as follows:

•        CF&Co. served as underwriter for the CEPO IPO. Pursuant to an underwriting agreement, dated January 6, 2025, between CEPO, on the one hand, and CF&Co. and Odeon Capital Group LLC (“Odeon”), on the other hand, CEPO paid a total of $4,000,000 in underwriting discounts and commissions for CF&Co.’s services as the representative of the underwriters in the CEPO IPO.

•        Pursuant to the Business Combination Marketing Agreement, CEPO engaged CF&Co. as an advisor in connection with CEPO’s initial business combination to assist CEPO in arranging meetings with CEPO Shareholders to discuss any potential business combination and an acquisition target’s attributes, introducing CEPO to potential investors that are interested in purchasing CEPO’s securities and assisting CEPO with its press releases and public filings in connection with any business combination. Pursuant to the Business Combination Marketing Agreement, CEPO agreed to pay CF&Co. a cash fee for such services upon the consummation of its business combination in an amount equal to $7,000,000.

•        Pursuant to the Private Placement Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to up to approximately $54.5 million, which is equal to the sum of (i) 5.0% of the gross proceeds received by Pubco and CEPO pursuant to the CEPO Cash Equity PIPE (assuming that all CEPO Cash Equity PIPE Investors fund their commitments in their CEPO Cash Equity PIPE Subscription Agreements); (ii) 4.5% of the gross proceeds received by Pubco and CEPO pursuant to the Preferred Stock Private Placements and the exercise of the Preferred Stock Option (assuming that the Preferred Stock Investors and the July Convertible Notes Investors who exercised the Preferred Stock Option fund their commitments in their Preferred Stock Subscription Agreements and Convertible Notes Subscription Agreements); and (iii) 4.0% of the gross proceeds received by Pubco and CEPO pursuant to the Convertible Notes Private Placement, excluding the Preferred Stock Option (assuming that the

Convertible Notes Investors fund their commitments in their Convertible Notes Subscription Agreements); provided that 1% of each such fee is payable at the sole discretion of Pubco; provided, further, that such fees are reduced with respect to proceeds received from certain investors; and provided further, that the amount of such fee will be reduced by an amount equal to the product of (a) 3.5%, (b) $10.00 and (c) the number of Public Shares redeemed in connection with the Business Combination. No fee is payable to CF&Co. for the proceeds raised pursuant to the CEPO BTC Equity PIPE and the Newco Private Placement. CEPO will also reimburse CF&Co. at Closing, for all reasonable and documented out-of-pocket expenses incurred by CF&Co. in connection with CF&Co. rendering its services under the Private Placement Engagement Letter, the aggregate amount of which will not exceed $40,000. Pursuant to the Private Placement Engagement Letter, CF&Co. also has a right to act, during the period of its engagement and 12 months thereafter, as (i) Pubco’s lead managing underwriter, initial purchaser placement agent and/or arranger for any subsequent financing and (ii) Pubco’s lead financial advisor for any potential acquisition, disposition or other extraordinary corporate transaction involving Pubco or any of its subsidiaries, assets, securities or businesses, in each case, on such other terms and conditions customary for CF&Co. for similar transactions, which terms and conditions will be embodied in one or more separate written agreements, which agreements shall be based on CF&Co.’s customary form for the applicable financing or transaction.

•        Pursuant to the M&A Engagement Letter, CEPO engaged CF&Co. as CEPO’s exclusive financial advisor for the Business Combination and, for the services provided thereto, CF&Co. will receive a cash fee at the Closing equal to $15 million.

Q:     When will the Sponsor and the Seller be entitled to transfer their shares of Pubco Class A Stock?

A:     Each of the Sponsor and the Seller has agreed to restrictions on its ability to transfer, assign or sell their shares of Pubco Class A Stock, as summarized in the table below. Such transfer restrictions will apply until the applicable expiration date, unless earlier waived by the contracting parties.

Subject Securities	Persons Subject to Restrictions	Expiration Date	Exceptions to Transfer Restrictions
CEPO Founder Shares (and the shares of Pubco Class A Stock received by the Sponsor in exchange therefore in the CEPO Merger) and shares of Pubco Class A Stock received by the Seller	The Sponsor and the Seller

The earlier of (i) one year from the Closing and (ii) the date on which Pubco consummates a liquidation, merger, share exchange, reorganization or other similar transaction after the Closing which results in all of Pubco’s shareholders having the right to exchange their shares of Pubco Stock for cash, securities or other property.

Transfers permitted (a) to CEPO’s or Pubco’s officers or directors, any current or future affiliates or family members of any of such officers or directors, any equityholders of such person, any current or future affiliates of such person or as a gift to a charitable organization, (b) in the case of an individual, by gift to a member of one of the members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, a current or future affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; or (e) by virtue of the laws of jurisdiction of formation of such person or such person’s governing documents upon its dissolution; provided, however, that these permitted transferees must enter into a written agreement agreeing to be bound by these same transfer restrictions.

Subject Securities	Persons Subject to Restrictions	Expiration Date	Exceptions to Transfer Restrictions
CEPO Private Placement Shares (and the shares of Pubco Class A Stock received in exchange therefore in the CEPO Merger)	The Sponsor	30 days after the Closing	Same as above

Q:     Did the CEPO Board obtain a fairness opinion (or any similar report or appraisal) in determining whether or not to proceed with the Business Combination?

A:     No. The CEPO Board did not obtain a fairness opinion (or any similar report or appraisal) in connection with its determination to approve the Business Combination. However, CEPO’s management, the members of the CEPO Board and the other representatives of CEPO have experience in evaluating the operating and financial merits of companies and reviewed certain financial information of Newco and other relevant financial information selected based on the experience and the professional judgment of CEPO’s management team. Accordingly, investors will be relying solely on the judgment of the CEPO Board in valuing Newco’s business and accordingly, investors assume the risk that the CEPO Board may not have properly valued such business. For more information, see the risk factor entitled “Neither the CEPO Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, CEPO Shareholders have no assurance from an independent source that the number of shares of Pubco Stock to be issued to the Seller and CEPO Shareholders in the Business Combination is fair to CEPO — and, by extension, CEPO Shareholders — from a financial point of view.”

Q:     What factors did the CEPO Board consider in connection with its decision to recommend voting in favor of the Business Combination?

A:     The CEPO Board considered a variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the CEPO Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the CEPO Board may have given different weight to different factors. Certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.” Before reaching its decision, the CEPO Board reviewed the information provided to it by its management, representatives of the Sponsor and CEPO’s legal and financial advisors, including the analyses prepared by CF&Co., in its capacity as financial advisor to CEPO, as further described in the section entitled “The Business Combination Proposal — CEPO Board’s Reasons for Approval of the Business Combination — Comparable Company Analysis” below.

Neither the CEPO Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether to pursue the terms of the Business Combination (including the consideration to be received by CEPO Shareholders and members of Newco). Among other items, CF&Co. and the CEPO Board reviewed the Comparable Company Analysis prepared by CF&Co. utilizing information provided by Pubco and publicly available information, as further described below, all of which helped form the basis for CF&Co.’s analysis and which the CEPO Board used in its review and approval of the terms of the Business Combination (including the consideration to be received by CEPO Shareholders and members of Newco).

The CEPO Board determined that pursuing a potential business combination with Pubco and Newco would be an attractive opportunity for CEPO and the CEPO Shareholders, which determination was based on a number of factors. See the section entitled “The Business Combination Proposal — CEPO Board’s Reasons for Approval of the Business Combination.”

Q:     What are the U.S. federal income tax consequences of the CEPO Merger to me?

A:     It is the opinion of CEPO’s counsel, Ellenoff Grossman & Schole LLP, that the CEPO Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code for U.S. federal income tax purposes. Consequently, based on counsel’s opinion that the CEPO Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, except as otherwise provided below in the sections entitled “U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences of the CEPO Merger to U.S. Holders — Effects

of PFIC Rules on the CEPO Merger,” and “U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences of the CEPO Merger to U.S. Holders — Effects of Section 367 to U.S. Holders,” a U.S. Holder will not recognize gain or loss upon the exchange of its Public Shares solely for shares of Pubco Class A Stock pursuant to the CEPO Merger. A U.S. Holder’s aggregate tax basis in the shares of Pubco Class A Stock received in connection with the CEPO Merger will generally be the same as its aggregate tax basis in the Public Shares surrendered in the transaction. In addition, the holding period of shares of Pubco Class A Stock received in the CEPO Merger will generally include the holding period of Public Shares surrendered in the CEPO Merger.

For additional discussion of the U.S. federal income tax treatment of the CEPO Merger, see the section entitled “U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences of the CEPO Merger to U.S. Holders” and “U.S. Federal Income Tax Considerations — Non-U.S. Holders.”

Q:     What amendments will be made to the CEPO Memorandum and Articles?

A:     The consummation of the Business Combination is conditioned, among other things, on the Mergers, pursuant to which CEPO will merge with and into CEPO Merger Sub, with CEPO Merger Sub continuing as the CEPO Surviving Subsidiary and any CEPO Shareholder that does not exercise its option to redeem the CEPO Class A Ordinary Share held by them will receive one share of Pubco Class A Stock in exchange for each CEPO Class A Ordinary Share held by them.

Q:     How will the Business Combination affect my CEPO Class A Ordinary Shares?

A:     Pursuant to the Business Combination Agreement, upon the Closing, CEPO will merge with and into CEPO Merger Sub, with CEPO Merger Sub continuing as the CEPO Surviving Subsidiary, as a result of which CEPO Shareholders will receive one share of Pubco Class A Stock for each CEPO Class A Ordinary Share held by such CEPO Shareholder. For more information on the rights of shares of Pubco Class A Stock, see “Description of Pubco Securities.”

Q:     How many votes per share is each class of Pubco Stock entitled?

A:     Upon Closing, the voting rights for each class of Pubco Stock will be as follows:

•        Each holder of Pubco Class A Stock will have no voting rights except as required by the DGCL, until all shares of Pubco Class B Stock are cancelled;

•        Each holder of Pubco Class B Stock will be entitled to one vote for each share of Pubco Class B Stock held of record by such holder on all matters on which stockholders are generally entitled to vote;

•        If you hold CEPO Class A Ordinary Shares, you will not have any voting rights once you acquire Pubco Class A Stock except as required by the DGCL; and

•        Once all shares of Pubco Class B Stock are cancelled, holders of Pubco Class A Stock will acquire full voting rights.

Q:     What are the risks associated with the multiple class share structure with voting and nonvoting stock?

A:     Pubco will have two classes of shares after Closing, with Pubco Class A Stock having no voting rights (except as required by the DGCL) and Pubco Class B Stock having voting rights. The Seller will own 100% of the shares of Pubco Class B Stock and only the Seller and its permitted transferees will be permitted to own shares of Pubco Class B Stock. As a result, Pubco will be a controlled company under Nasdaq listing standards after Closing, with all decisions of Pubco being controlled by the Seller or its respective director designees. Accordingly, Public Shareholders will be subject to the decisions of the Seller, as Pubco’s controlling shareholder, and if they are unhappy with any decisions made, will only be able to sell their shares of Pubco Class A Stock, potentially at a loss. This concentrated control could delay, defer or prevent a change of control, merger, consolidation or sale of all or substantially all of Pubco’s assets, or conversely this concentrated control could result in the consummation of such a transaction that the holders of Pubco Class A Stock do not support. See “Risk Factors” for a more detailed discussion of these risks.

Q:     Why is CEPO proposing the Nasdaq Proposal?

A:     Under Nasdaq Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of ordinary shares (or securities convertible into or exercisable for ordinary shares); or (ii) the number of ordinary shares to be issued is or will be equal to or in excess of 20% of the number of ordinary shares outstanding before the issuance of the share or securities.

Under Nasdaq Rule 5635(b), shareholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the ordinary shares (or securities convertible into or exercisable for ordinary shares) or voting power of an issuer could constitute a change of control.

Under Nasdaq Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of ordinary shares (or securities convertible into or exercisable for ordinary shares) at a price that is less than the lower of (the “Minimum Price”): (i) the Nasdaq official closing price immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq official closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Immediately prior to the Closing, CEPO expects to issue an aggregate of (a) 40,000,000 CEPO Cash Equity PIPE Shares to CEPO Cash Equity PIPE Investors, (b) a number of CEPO BTC Equity PIPE Shares to CEPO BTC Equity PIPE Investors, at $10.00 per share, in exchange for an aggregate of 4,176.11 Bitcoin, with the number of CEPO BTC Equity PIPE Shares to be issued to each CEPO BTC Equity PIPE Investor being equal to (x) the product of (1) the number of Bitcoin contributed by such CEPO BTC Equity PIPE Investor multiplied by (2) the Closing Bitcoin Price and then divided by (y) $10.00, (c) up to 175,000 CEPO Class A Ordinary Shares upon conversion of the Sponsor Loan and (d) up to 300,000 CEPO Class A Ordinary Shares upon conversion of the Sponsor Note.

Additionally, upon the consummation of the Business Combination and based on the assumptions described elsewhere in this proxy statement/prospectus, Pubco expects to issue, in the aggregate, up to an estimated 393,465,566 shares of Pubco Class A Stock and 275,194,327 shares of Pubco Class B Stock in connection with the Business Combination, plus (i) up to 44,207,151 additional shares of Pubco Class A Stock that will, upon Closing, be reserved for issuance pursuant to the conversion of the Convertible Notes (at a conversion price of $13.00), (ii) up to 23,224,615 additional shares of Pubco Class A Stock that will, upon Closing, be reserved for issuance pursuant to the conversion of the Preferred Stock, (at a conversion price of $13.00), (iii) a number of shares of Pubco Class A Stock that will, upon Closing, be reserved for issuance upon the exchange of Newco Exchange Interests, with the number of shares of Pubco Class A Stock to be reserved being equal to (a) the product of (1) the number of Bitcoin contributed by the Newco Equity Investors multiplied by (2) the Closing Bitcoin Price and then divided by (b) $10.00, and (iv) up to            additional shares of Pubco Class A Stock that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan. For further details, see “The Business Combination Agreement” and “The Business Combination Proposal — Covenants — Private Placement Investments.” Accordingly, the aggregate number of (i) CEPO Class A Ordinary Shares that CEPO will issue in the CEPO Equity PIPEs and (ii) shares of Pubco Class A Stock, Pubco Class B Stock and Preferred Stock that Pubco will issue in connection with the Business Combination will, in the aggregate, exceed 20% of both the voting power and the number of CEPO Ordinary Shares outstanding before such issuance and will result in a change of control of CEPO. For these reasons, CEPO is seeking the approval of CEPO Shareholders for the issuance of the CEPO Equity PIPE Shares, and the shares of Pubco Class A Stock, Pubco Class B Stock and Preferred Stock in connection with the Business Combination pursuant to Nasdaq Rules 5635(a), (b) and (d). For further details, see “The Nasdaq Proposal.”

Q:     What happens if I sell my Public Shares before the Meeting?

A:     The Record Date is earlier than the date of the Meeting. If you transfer your Public Shares after the Record Date but before the date of the Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Meeting. However, you will not be able to seek redemption of your Public Shares because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination in accordance with the provisions described herein. If you transfer your Public Shares prior to the Record Date, you will have no right to vote those shares at the Meeting.

Q:     What happens if CEPO Shareholders vote against the Business Combination Proposal?

A:     Pursuant to the CEPO Memorandum and Articles, if the Business Combination Proposal is not approved and CEPO does not otherwise consummate an alternative business combination by the end of the Combination Period, CEPO will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in the Trust Account, including interest (net of taxes payable), to the Public Shareholders in accordance with the CEPO Memorandum and Articles.

Q:     Do I have redemption rights?

A:     Pursuant to the CEPO Memorandum and Articles, holders of Public Shares may elect to have their Public Shares redeemed for cash at the then-applicable redemption price calculated as of two business days prior to the Closing. As of the date of this proxy statement/prospectus, based on funds in the Trust Account of approximately $204.0 million as of July 31, 2025, this would have amounted to approximately $10.35 per share (inclusive of $0.15 per share to be funded pursuant to the Sponsor Note and which amount takes into account CEPO’s estimate of the amount that may be withdrawn to pay applicable taxes). If a holder exercises its redemption rights, then such holder will be exchanging its Public Shares for cash. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to CST prior to the Meeting. See the section entitled “Extraordinary General Meeting of CEPO Shareholders — Redemption Rights” for the procedures to be followed if you wish to redeem your Public Shares for cash. In connection with the CEPO IPO, the Sponsor and CEPO’s executive officers and directors agreed to waive any redemption rights with respect to any CEPO Ordinary Shares held by them in connection with the completion of the Business Combination. Such waivers are standard in transactions of this type and the Sponsor and CEPO’s executive officers and directors did not receive separate consideration for the waiver.

Q:     Will how I vote affect my ability to exercise redemption rights?

A:     No. You may exercise your redemption rights whether or not you are a holder of Public Shares on the Record Date (so long as you are a holder at the time of exercise), or whether or not you are a holder and vote your Public Shares on the Business Combination Proposal (for or against) or any other Proposal. As a result, the Business Combination Agreement can be approved by Public Shareholders who will redeem their Public Shares, leaving Public Shareholders who choose not to redeem their Public Shares holding shares in a company with a potentially less liquid trading market, fewer shareholders, potentially less cash and the potential inability to meet the listing standards of Nasdaq.

Q:     How do I exercise my redemption rights?

A:     In order to exercise your redemption rights, you must, prior to 5:00 p.m., Eastern Time, on            (two (2) business days before the Meeting), tender your Public Shares physically or electronically and submit a request in writing that CEPO redeem your Public Shares for cash to CST, CEPO’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attn: SPAC Redemption Team
Email: spacredemptions@continentalstock.com

If you hold Public Shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DTC’s DWAC system.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with CEPO’s consent. If you delivered your Public Shares for redemption to CST and decide within the required timeframe not to exercise your redemption rights, you may request that CST return the shares (physically or electronically). You may make such request by contacting CST at the phone number or address listed under the question “Who can help answer my questions?” below.

Any holder of Public Shares (whether or not they are a holder on the Record Date) will be entitled to demand that their Public Shares be redeemed for a pro rata portion of the amount then in the Trust Account (which was approximately $204.0 million as of July 31, 2025, or approximately $10.35 per share (inclusive of $0.15 per share to be funded pursuant to the Sponsor Note and which amount takes into account CEPO’s estimate of the amount that may be withdrawn to pay applicable taxes), as of the Record Date). Such amount, less any owed but unpaid taxes on the funds in the Trust Account, will be paid promptly upon consummation of the Business Combination. Your vote on any Proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

If a holder of Public Shares properly makes a demand for redemption as described above, then, if the Business Combination is consummated, CEPO will convert these shares into a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your Public Shares for cash and will not be entitled to shares of Pubco Class A Stock upon consummation of the Business Combination. If the Business Combination is not approved or completed for any reason, then holders of Public Shares who elected to exercise their redemption rights would not be entitled to convert their Public Shares for the applicable pro rata share of the Trust Account. In such case, CEPO will promptly return any Public Shares delivered by Public Shareholders and such holders may only share in the assets of the Trust Account upon the consummation of another business combination or the liquidation of CEPO. This may result in holders receiving less than they would have received if the Business Combination was completed and they exercised redemption rights in connection therewith.

Notwithstanding the foregoing, the CEPO Memorandum and Articles provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than 15% of the Public Shares in the aggregate, without the prior consent of CEPO.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     Holders of Public Shares who exercise their redemption rights to receive cash will be considered for U.S. federal income tax purposes to have made a sale or exchange of the tendered shares, or will be considered for U.S. federal income tax purposes to have received a distribution with respect to such shares that may be treated as: (i) dividend income, (ii) a non-taxable recovery of basis, or (iii) gain. See the section entitled “U.S. Federal Income Tax Considerations — U.S. Holders” and “U.S. Federal Income Tax Considerations — Non-U.S. Holders”

Q:     Do I have appraisal rights if I object to the proposed Business Combination?

A:     No appraisal or dissenters’ rights are available to CEPO Shareholders in connection with the ordinary resolution to approve the Business Combination Proposal. Under the Cayman Act, minority shareholders have a right to dissent to a merger and if they so dissent, they are entitled to be paid the fair value of their shares, which if necessary, may ultimately be determined by the court. Therefore, holders of record of CEPO Class A Ordinary Shares (“CEPO Class A Record Holders”) have a right to dissent from the CEPO Merger. Please see the section entitled “The Merger Proposal — Appraisal or Dissenters’ Rights” for additional information.

In addition, Public Shareholders are still entitled to exercise the rights of redemption as detailed in this proxy statement/prospectus and the redemption proceeds payable to Public Shareholders who exercise such redemption rights will represent the fair value of those shares. For a discussion about the Public Shareholders’ redemption rights, please see “Extraordinary General Meeting of CEPO Shareholders — Redemption Rights.”

Q:     What happens to the funds deposited in the Trust Account after the consummation of the Business Combination?

A:     If the Business Combination is consummated, the funds held in the Trust Account will be used to pay CEPO Shareholders who properly exercise their redemption rights. The remaining amount, if any, will be released to CEPO and used to:

•        pay certain fees, costs and expenses (including taxes, regulatory fees, legal fees, accounting fees, printer fees and other professional fees) that were incurred by CEPO and Pubco in connection with the transactions contemplated by the Business Combination and pursuant to the terms of the Business Combination Agreement; and

•        provide for general corporate purposes of Pubco, including, but not limited to, working capital for operations and to purchase additional Bitcoin.

Q:     What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:     Unlike some other blank check companies which require Public Shareholders to vote against a business combination in order to exercise their redemption rights, Public Shareholders may vote in favor of the Business Combination and exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are substantially reduced as a result of redemption by Public Shareholders. With fewer Public Shares and Public Shareholders, the trading market for shares of Pubco Class A Stock may be less liquid than the market for Public Shares was prior to the Business Combination, and Pubco may not be able to meet the listing standards for Nasdaq or another national securities exchange. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into Pubco’s business will be reduced.

Q:     What happens if the Business Combination is not consummated?

A:     If CEPO does not complete the Business Combination with Newco or another business combination by the end of the Combination Period, CEPO must: (i) redeem 100% of the issued and outstanding Public Shares, at a per-share price, payable in cash, equal to the amount then held in the Trust Account (which was approximately $204.0 million as of July 31, 2025, or approximately $10.35 per share (inclusive of $0.15 per share to be funded pursuant to the Sponsor Note and which amount takes into account CEPO’s estimate of the amount that may be withdrawn to pay applicable taxes)) divided by the number of Public Shares then outstanding, (ii) cease all operations except for the purpose of winding up, and (iii) subject to the approval of its remaining shareholders and its board of directors, dissolve and liquidate. For more information about the liquidation process, see “Information About CEPO — Redemption Rights for Public Shareholders upon Completion of the Business Combination — Redemption of Public Shares and Liquidation if no Initial Business Combination.”

Q:     When do you expect the Business Combination to be completed?

A:     It is currently anticipated that the Business Combination will be consummated promptly following the Meeting, which is set for           , 2025. However, the Meeting could be adjourned, as described above. In addition, the Business Combination Agreement may be terminated by the parties upon the occurrence of certain events. For a description of the conditions for the completion of the Business Combination, see the section entitled “The Business Combination — Conditions to the Parties’ Obligations to the Closing.”

Q:     When and where is the Meeting?

A:     The Meeting will be held on          , 2025 at          a.m., Eastern Time, at          and virtually via live webcast on the Internet at https://www.cstproxy.com/          . You will be able to attend, vote your shares and submit questions during the Meeting via a live webcast available at https://www.cstproxy.com/          .

Q:     Can I attend the Meeting in person?

A:     Yes. CEPO Shareholders will be able to attend the Meeting in person at          or virtually. You will not be required to attend the Meeting in person in order to vote, and CEPO encourages virtual participation.

Q:     How can I attend the Meeting virtually?

A:     CEPO is pleased to provide access to the Meeting virtually via the Internet through a live webcast and online shareholder tools. CEPO believes a virtual format facilitates shareholder attendance and participation by leveraging technology to allow CEPO to communicate more effectively and efficiently with its shareholders. This format empowers CEPO Shareholders around the world to participate at no cost. CEPO will use the virtual format to enhance shareholder access and participation and protect shareholder rights.

You or your proxyholder will be able to attend and vote at the Meeting by visiting https://www.cstproxy.com/ and using a control number assigned by CST. To register and receive access to the Meeting, registered shareholders and beneficial owners (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus. You will need the voter control number included on your proxy card in order to be able to vote your shares or submit questions during the Meeting. If you do not have a voter control number, you will be able to listen to the Meeting only and you will not be able to vote or submit questions during the Meeting.

Q:     What do I need to do now?

A:     CEPO urges you to carefully read and consider the information contained in this proxy statement/prospectus, including the Annexes, and to consider how the Business Combination will affect you as a CEPO Shareholder. CEPO Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your Public Shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:     How do I vote?

A:     If you are a holder of record of CEPO Ordinary Shares on the Record Date, you may vote by submitting your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. In addition, you may be able to vote in person, over the Internet by visiting with the voter control number included on your proxy card or over the phone by dialing a toll-free number at            in the United States and Canada or            (toll rates apply) from outside the United States and Canada. The passcode for telephone access is           . If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Meeting and vote, obtain a proxy from your broker, bank or nominee.

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     As disclosed in this proxy statement/prospectus, your broker, bank or nominee cannot vote your shares on the Proposals unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. However, broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on any of the Proposals.

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. CEPO Shareholders may (i) enter a new vote in person, by Internet or telephone, (ii) send a later dated, signed proxy card to CEPO’s secretary at the address set forth below so that it is received by CEPO prior to the vote at the Meeting or (iii) attend the Meeting in person or via live webcast and vote at such Meeting. CEPO Shareholders also may revoke their proxy by sending a notice of revocation to CEPO’s Secretary at 110 East 59th Street, New York, New York 10022, which notice must be received by CEPO prior to the vote at the Meeting.

Q:     What will happen if I abstain from voting or fail to vote at the Meeting?

A:     Abstentions and broker-non votes will be counted in connection with the determination of whether a valid quorum is established but will have no effect on any of the Proposals.

Q:     What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:     Signed and dated proxies received by CEPO without an indication of how the CEPO Shareholder intends to vote on a proposal will be voted “FOR” each Proposal presented to the CEPO Shareholders at the Meeting. The proxyholders may use their discretion to vote on any other matters which properly come before the Meeting.

Q:     If I am not going to attend the Meeting, should I return my proxy card instead?

A:     Yes. Whether you plan to attend the Meeting or not, please read the enclosed proxy statement carefully and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:     What happens if I fail to take any action with respect to the Meeting?

A:     If you fail to take any action with respect to the Meeting and the Business Combination is approved by CEPO Shareholders and consummated, you will become a shareholder of Pubco. If you fail to take any action with respect to the Meeting and the Business Combination is not approved, you will continue to be a shareholder of CEPO.

Q:     What should I do if I receive more than one set of voting materials?

A:     CEPO Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your Public Shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Public Shares

Q:     Who will solicit and pay the cost of soliciting proxies?

A:     CEPO will pay the cost of soliciting proxies for the Meeting. CEPO has engaged Sodali & Co to assist in the solicitation of proxies for the Meeting. CEPO has agreed to pay a fee of $25,000, plus disbursements. CEPO will reimburse Sodali & Co for reasonable out-of-pocket expenses and will indemnify Sodali & Co and its affiliates against certain claims, liabilities, losses, damages and expenses. CEPO will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Public Shares for their expenses in forwarding soliciting materials to beneficial owners of Public Shares and in obtaining voting instructions from those owners. CEPO’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     Who can help answer my questions?

A:     If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

Cantor Equity Partners I, Inc.
110 East 59th Street
New York, New York 10022
Email: CantorEquityPartners@cantor.com

or

Sodali & Co
430 Park Avenue, 14th Floor
New York, NY 10022
Telephone: (800) 662-5200
Bank and Brokers can call at (203) 658-9400
Email: CEPO@investor.sodali.com

You may also obtain additional information about CEPO from documents filed with the SEC by following the instructions in the section of this proxy statement/prospectus entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your shares, you will need to deliver your shares (either physically or electronically) to CST at the address below at least two (2) business days prior to the Meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
Attn: SPAC Redemption Team
Email: spacredemptions@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all the information that is important to you. You should carefully read this entire proxy statement/prospectus, including the Business Combination Agreement attached as Annex A to this proxy statement/prospectus as well as the other Annexes attached to the proxy statement/prospectus.

The Parties

CEPO

CEPO is a blank check company incorporated in the Cayman Islands as an exempted company with limited liability on November 11, 2020. CEPO was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. CEPO Class A Ordinary Shares are currently listed on the Nasdaq Global Market under the symbol “CEPO.”

CEPO completed the CEPO IPO of 20,000,000 CEPO Class A Ordinary Shares on January 8, 2025, generating gross proceeds to CEPO of $200,000,000. Simultaneously with the closing of the CEPO IPO, CEPO completed the sale to the Sponsor of 500,000 CEPO Private Placement Shares at a purchase price of $10.00 per CEPO Private Placement Share in the CEPO Private Placement, generating gross proceeds to CEPO of $5,000,000. Following the closing of the CEPO IPO, a total of $200,000,000, comprised of the net proceeds from the CEPO IPO and the CEPO Private Placement, was placed in the Trust Account. As of July 31, 2025, the Trust Account balance was approximately $204.0 million. Since the CEPO IPO, CEPO’s activity has been limited to efforts toward locating and completing a suitable business combination.

The mailing address of CEPO’s principal executive office is 110 East 59th Street, New York, New York 10022 and its telephone number is (212) 938-5000. After the consummation of the Business Combination, CEPO will merge with and into CEPO Merger Sub and CEPO Merger Sub will continue to be a wholly owned subsidiary of Pubco.

Pubco

Pubco was incorporated in Delaware on July 14, 2025, solely for the purpose of effectuating the Business Combination described herein. Pubco was incorporated under the laws of Delaware. It currently owns no material assets and does not presently operate any business. Following the Closing, it will be an operating company engaged in a number of businesses focused on Bitcoin. Following the Closing, Pubco will engage in the following principal activities: (i) large-scale, programmatic Bitcoin accumulation, (ii) active management and maintenance of its Bitcoin holdings and (iii) developing and implementing Bitcoin-related technology infrastructure and provision of Bitcoin-related educational services. On July 14, 2025, Pubco issued one thousand (1,000) shares of common stock to the Seller for nominal consideration. These shares represent all shares in the capital of Pubco that are currently issued and outstanding and will be surrendered for nil consideration immediately following adoption of the Amended and Restated Certificate of Incorporation and the issuance of new Pubco securities as contemplated hereby. For descriptions of Pubco securities, see “Description of Pubco Securities.”

Prior to the consummation of the Business Combination, the sole director of Pubco is Dr. Adam Back and the sole shareholder of Pubco is Seller. The mailing address of Pubco’s registered office is              and its telephone number is             .

Immediately prior to the consummation of the Business Combination, Pubco’s mailing address will be             .

CEPO Merger Sub

CEPO Merger Sub was incorporated in the Cayman Islands on July 16, 2025, solely for the purpose of effectuating the Business Combination described herein. CEPO Merger Sub has no material assets and does not operate any business. Prior to the consummation of the Business Combination, the directors of CEPO Merger Sub are Dr. Adam Back and Paul Murphy, and the sole shareholder of CEPO Merger Sub is Pubco. In connection with the consummation of the Business Combination, CEPO will merge with and into CEPO Merger Sub, with CEPO Merger Sub continuing as the CEPO Surviving Subsidiary, and with CEPO Shareholders receiving shares of Pubco Class A Stock in accordance with the Business Combination Agreement.

Newco Merger Sub

Newco Merger Sub was incorporated in Delaware on July 11, 2025, solely for the purpose of effectuating the Business Combination described herein. Newco Merger Sub owns no material assets and does not operate any business. Prior to the consummation of the Business Combination, the sole director of Newco Merger Sub is Brandon Lutnick, and the sole shareholder of Newco Merger Sub is CEPO Subsidiary B. In connection with the consummation of the Business Combination, Newco Merger Sub will merge with and into Newco, with Newco continuing as the surviving company and with the Seller receiving shares of Pubco Stock and the Newco Equity Investors receiving Newco Exchange Interests, in each case accordance with the Business Combination Agreement.

Newco

Newco is a newly formed company that will be focused exclusively on Bitcoin-related business lines. Newco was formed on July 14, 2025, as a Delaware limited liability company, solely for the purpose of effectuating the Business Combination described herein. Newco currently owns no material assets. Prior to the consummation of the Business Combination, the sole member of the board of managers is Dr. Adam Back and the sole shareholder of Newco is the Seller. In connection with the consummation of the Business Combination, Newco Merger Sub will merge with and into Newco, with Newco continuing as the surviving company and with the Seller receiving shares of Pubco Stock and the Newco Equity Investors receiving Newco Exchange Interests, in each case accordance with the Business Combination Agreement.

The registered office of Newco is c/o Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware 19808 and the telephone number of Newco is             .

For more information about Newco, see “Information Related to BSTR.”

The Transactions

The Business Combination Agreement

On July 16, 2025, CEPO, Pubco, CEPO Merger Sub, Newco, Seller, CEPO Subsidiary A, CEPO Subsidiary B and Newco Merger Sub entered into the Business Combination Agreement. Pursuant to the Business Combination Agreement, upon Closing, (i) CEPO will merge with and into CEPO Merger Sub in the CEPO Merger, with CEPO Merger Sub continuing as the CEPO Surviving Subsidiary, as a result of which (a) immediately prior to the Effective Time, each issued and outstanding CEPO Class B Ordinary Share will automatically convert into one CEPO Class A Ordinary Share, and (b) at the Effective Time, the holders of CEPO Class A Ordinary Shares will receive one share of Pubco Class A Stock for each CEPO Class A Ordinary Share held by such CEPO Shareholder, and (ii) at least two (2) hours after the CEPO Merger, Newco Merger Sub will merge with and into Newco, with Newco continuing as the surviving company, and as a result of which (a) the Seller will receive shares of Pubco Stock in exchange for its Newco Interests and (b) the Newco Equity Investors will receive Newco Exchange Interests in exchange for their Newco Class A Interests, in each case, in accordance with the Business Combination Agreement. For more information about the Business Combination Agreement, please see the section entitled “The Business Combination — The Business Combination Agreement.” A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

Related Agreements

Contribution Agreement

Concurrently with the execution of the Business Combination Agreement, the Seller and Newco entered into the Contribution Agreement, pursuant to which, immediately prior to the Closing, the Seller will make the Contribution to Newco, which consists of 25,000 Bitcoin in exchange for an equal number of Newco Class A Interests and Newco Class B Interests equal to (a) 25,000 multiplied by the Closing Bitcoin Price, divided by (b) $10.00. For more information about the Contribution Agreement, please see the section entitled “The Business Combination — Other Transaction Agreements — Contribution Agreement.” A copy of the Contribution Agreement is attached to this proxy statement/prospectus as Annex I.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, CEPO entered into the Sponsor Support Agreement with Sponsor and Pubco, pursuant to which, among other things, the Sponsor agreed (i) to vote its CEPO Ordinary Shares in favor of the Business Combination Agreement and the Transactions and each of the CEPO Shareholder Approval Matters, (ii) vote its CEPO Ordinary Shares against (a) any Acquisition Proposal or Alternative Transaction, (b) any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by CEPO (other than the Transactions), (c) any change in the business of CEPO, and (d) any proposal, action or agreement involving CEPO that would or would reasonably be expected to jeopardize the Transactions, (iii) to comply with the restrictions imposed by the Insider Letter, including the restrictions on transferring and redeeming CEPO Ordinary Shares in connection with the Transactions, (iv) to waive the anti-dilution rights of the CEPO Class B Ordinary Shares, (v) to forfeit 50% of its CEPO Class B Ordinary Shares immediately prior to, and conditioned upon, the consummation of the CEPO Merger, and (vi) subject to and conditioned upon the Closing, agree that any loans outstanding from the Sponsor to CEPO shall be repaid either in cash or in CEPO Class A Ordinary Shares at $10.00 per share as determined by Sponsor on the CEPO Pre-Closing Statement.

Further, pursuant to the Sponsor Support Agreement, the Sponsor and CEPO agreed that prior to Closing they will enter into an amendment to the Insider Letter to (i) extend the transfer and lock-up restrictions applicable to the CEPO Founder Shares pre-Closing so that they also apply to the CEPO Founder Shares post-Closing, (ii) modify the duration of the lock-up applicable to the CEPO Founder Shares to be the earlier of (a) the twelve (12) month anniversary of the Closing Date and (b) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Pubco Stock for cash, securities or other property, and (iii) add Pubco as a party.

For more information about the Sponsor Support Agreement, please see the section entitled “The Business Combination — Other Transaction Agreements — Sponsor Support Agreement.” A copy of the Sponsor Support Agreement is attached to this proxy statement/prospectus as Annex F.

Convertible Notes Subscription Agreements, Indenture and Security Agreement

Concurrently with the execution of the Business Combination Agreement, Pubco and CEPO entered into the July Convertible Notes Subscription Agreements with the July Convertible Notes Investors, pursuant to which the July Convertible Notes Investors have agreed to purchase, in a private placement, $500 million aggregate principal amount of Convertible Notes, upon the terms and subject to the conditions set forth therein. In addition, Pubco granted the July Convertible Notes Investors (i) an option to purchase additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable within 15 days following the execution of the July Convertible Notes Subscription Agreements, (ii) an option to purchase additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable within 30 days following the execution of the July Convertible Notes Subscription Agreements and (iii) an option to purchase up to 3,200,000 shares with an aggregate principal amount of $320 million of Preferred Stock at a purchase price of $85.00 per share, exercisable within 30 days following the execution of the July Convertible Notes Subscription Agreements, in each case, on a pro rata basis based on such July Convertible Note Investor’s participation in the Initial Convertible Notes Private Placement.

Further, the July Convertible Notes Subscription Agreements provide that, if any July Convertible Notes Investors should elect not to exercise their pro rata share of the Options, such unexercised portion of the Options will be offered to and may be exercised by the remaining July Convertible Notes Investors pro rata to their participation in the Initial Convertible Note Private Placement and the applicable Option until 5:00 p.m. New York time on the Business Day immediately after the expiry of the applicable Option.

Pursuant to the terms of the July Convertible Notes Subscription Agreements, certain July Convertible Notes Investors exercised their pro rata share of the First Convertible Notes Option and the Unexercised Option in relation to the First Convertible Notes Option, to purchase additional Convertible Notes in an aggregate principal amount of $34.87 million and of the Second Convertible Notes Option and the Unexercised Option in relation to the Second Convertible Notes Option to purchase additional Convertible Notes in an aggregate principal amount of $9.323 million.

On August 7, 2025, CEPO and Pubco entered into the August Convertible Notes Subscription Agreements, pursuant to which the August Convertible Notes Investors agreed to purchase Convertible Notes in an aggregate principal amount of $30.5 million, upon the terms and subject to the conditions set forth therein.

With the inclusion of the Convertible Notes subscribed for pursuant to the July Convertible Notes Private Placement and the August Convertible Notes Private Placement, taken together, the total aggregate principal amount of the Convertible Notes will be $574.693 million.

The Convertible Notes will be senior, secured obligations of Pubco and accrue interest at a rate of 1.00% per annum payable semi-annually in arrears and will mature approximately five (5) years from the date the Convertible Notes are issued, unless earlier converted, redeemed or repurchased. The initial conversion rate will be equal to 76.9231 shares of Pubco Class A Stock, subject to customary adjustments, which represents an initial conversion price of approximately $13.00 per share of Pubco Class A Stock. The conversion price is based on a reference price of $10.00 per share and is subject to a 30% premium. If Pubco undergoes a “fundamental change” (as defined in the Indenture), holders of the Convertible Notes may require Pubco to repurchase for cash all or any portion of their Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. In addition, holders of the Convertible Notes have the right to require Pubco to repurchase for cash all or any portion of their Convertible Notes beginning three years from the date the Convertible Notes are issued at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any.

Pursuant to the Security Agreement, subject to certain exceptions, the Convertible Notes will be secured by a first priority security interest in such number of Bitcoin representing $1,724.079 million, calculated based on the Bitcoin Price as averaged over the period of ten (10) consecutive days ending two (2) calendar days immediately prior to the Closing.

For more information about the Convertible Notes Subscription Agreements, please see the section entitled “The Business Combination — Other Transaction Agreements — July Convertible Notes Subscription Agreement,” “The Business Combination — Other Transaction Agreements — August Convertible Notes Subscription Agreement,” “The Business Combination — Other Transaction Agreements — Indenture” and “The Business Combination — Other Transaction Agreements — Security Agreement.”

Preferred Stock Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Pubco and CEPO entered into the July Preferred Stock Subscription Agreement with the July Preferred Stock Investor, pursuant to which the July Preferred Stock Investor has agreed to purchase, in a private placement, 300,000 shares of Preferred Stock with an aggregate principal amount of $30 million at $85.00 per share for an aggregate purchase price of $25.5 million, upon the terms and subject to the conditions set forth therein. Pursuant to the terms of the July Convertible Notes Subscription Agreements, certain July Convertible Notes Investors exercised their pro rata share of the Preferred Stock Option and the Unexercised Option in relation to the Preferred Stock Option to purchase an aggregate of approximately 2.236 million shares of Preferred Stock with an aggregate principal amount of approximately $223.62 million at a purchase price of $85.00 per share for a total aggregate purchase price of approximately $190.08 million.

On August 25, 2025, CEPO and Pubco entered into the August Preferred Stock Subscription Agreements with the August Preferred Stock Investors, pursuant to which the August Preferred Stock Investors have agreed to purchase, upon the terms and subject to the conditions set forth therein, in a private placement, an aggregate of 482,924 shares of Preferred Stock with an aggregate principal amount of approximately $48.3 million, at a purchase price of $85.00 per share, for an aggregate purchase price of approximately $41.05 million.

With the inclusion of the shares of Preferred Stock subscribed for in the Preferred Stock Private Placements and the exercise of the Preferred Stock Option by certain July Convertible Notes Investors, taken together, Pubco will issue 3,019,200 shares of Preferred Stock at Closing in the aggregate with a total aggregate principal amount of $301.92 million, for a total purchase price of $256.632 million.

For more information about the Preferred Stock Subscription Agreements, please see the sections entitled “The Business Combination — Other Transaction Agreements — July Preferred Stock Subscription Agreement” and “The Business Combination — Other Transaction Agreements — August Preferred Stock Subscription Agreements.”

CEPO Equity PIPE Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, CEPO and Pubco entered into the CEPO Cash Equity PIPE Subscription Agreements with the CEPO Cash Equity PIPE Investors, pursuant to which the CEPO Cash Equity PIPE Investors agreed to purchase, in a private placement immediately prior to the CEPO Merger, 40,000,000 CEPO Cash Equity PIPE Shares, at a purchase price of $10.00 per share payable in cash, for an aggregate purchase price of $400 million, which includes the agreement of the Sponsor to subscribe for 500,000 CEPO Cash Equity PIPE Shares and of an independent director of CEPO to subscribe for 100,000 CEPO Cash Equity PIPE Shares.

Additionally, CEPO and Pubco entered into the July CEPO BTC Equity PIPE Subscription Agreements with the July BTC Equity PIPE Investors, pursuant to which the July CEPO BTC Equity PIPE Investors agreed to purchase, in the July BTC Equity PIPE, the July CEPO BTC Equity PIPE Shares.

On August 28, 2025, CEPO and Pubco entered into the August CEPO BTC Equity PIPE Subscription Agreement with the August CEPO BTC Equity PIPE Investor in substantially the same form as the July CEPO BTC Equity PIPE Subscription Agreements, pursuant to which the August CEPO BTC Equity PIPE Investor agreed to purchase, in the August CEPO BTC Equity PIPE, the August CEPO BTC Equity PIPE Shares.

For more information about the CEPO Equity PIPE Subscription Agreements, please see the section entitled “The Business Combination — Other Transaction Agreements — CEPO Equity PIPE Subscription Agreements.”

Newco Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Newco, Pubco and CEPO entered into the Newco Subscription Agreements with the Newco Equity Investors, pursuant to which the Newco Equity Investors have agreed to purchase, in a private placement immediately prior to the Newco Merger, Newco Class A Interests at $10.00 per interest, in exchange for 865 Bitcoin in the aggregate, with the number of Newco Class A Interests to be issued to each Newco Equity Investor being equal to (i) the product of (A) the number of Bitcoin contributed by such Newco Equity Investor multiplied by (B) the Closing Bitcoin Price and then divided by (ii) $10.00. On August 28, 2025, CEPO, Pubco and Newco entered into a termination agreement with an investor in the Newco Private Placement, which terminated the Newco Subscription Agreement with such investor, pursuant to which such investor had agreed to purchase Newco Class A Interests in exchange for 20 Bitcoin. As a result, the Newco Equity Investors will exchange 845 Bitcoin in the aggregate for Newco Class A Interests. For more information about Newco Subscription Agreements, please see the section entitled “The Business Combination — Other Transaction Agreements — Newco Subscription Agreements.”

Lock-Up Agreement

Concurrently with the Closing, the Seller will enter into the Lock-Up Agreement with Pubco, pursuant to which the Seller will agree that its shares of Pubco Class A Stock will be locked-up and subject to transfer restrictions, as described below, subject to certain exceptions. The shares of Pubco Class A Stock will be locked up until the earlier of (i) the one year anniversary of the Closing and (ii) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Closing which results in all of Pubco’s shareholders having the right to exchange their shares of Pubco Stock for cash, securities or other property. For more information about the Lock-Up Agreement please see the section entitled “The Business Combination — Other Transaction Agreements — Lock-Up Agreement.” A copy of the form of Lock-Up Agreement is attached to this proxy statement/prospectus as Annex E.

Amended and Restated Registration Rights Agreement

Concurrently with the Closing, CEPO, Pubco, the Sponsor and the Seller will enter into the Amended and Restated Registration Rights Agreement that will amend and restate the Founder Registration Rights Agreement, and pursuant to which Pubco will (i) assume the registration obligations of CEPO under such registration rights agreement, with such rights applying to the shares of Pubco Class A Stock and (ii) provide registration rights with respect to the resale of shares of Pubco Class A Stock held by the Sponsor and the Seller. Pubco estimates that up to approximately 278,694,327 shares of Pubco Class A Stock will be subject to registration rights pursuant to the Amended and Restated Registration Rights Agreement immediately following the Closing, representing approximately 70.8% of the total issued and outstanding shares of Pubco Class A Stock following the Business Combination and the consummation of the Private Placement Investments, and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, that there are no CEPO Dissenting Shares, that all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements, that no Convertible Notes or shares of Preferred Stock are converted into shares of Pubco Class A Stock, that all Newco Exchange Interests are redeemed in exchange for shares of Pubco Class A Stock, that no shares of Pubco Class A Stock are issued pursuant to the Incentive Plan and a Closing Bitcoin Price of $110,077.73. For more information about the Amended and Restated Registration Rights Agreement, please see the section entitled “The Business Combination — Other Transaction Agreements — Amended and Restated Registration Rights Agreement.” A copy of the form of Amended and Restated Registration Rights Agreement is attached to this proxy statement/prospectus as Annex G.

Agreements with CF&Co.

Pursuant to the Private Placement Engagement Letter, Pubco and CEPO engaged CF&Co. as the lead placement agent for the Private Placement Investments. Pursuant to the Private Placement Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to up to approximately $54.5 million, which is equal to the sum of (i) 5.0% of the gross proceeds received by Pubco and CEPO pursuant to the CEPO Cash Equity PIPE (assuming that all CEPO Cash Equity PIPE Investors fund their commitments in their CEPO Cash Equity PIPE Subscription Agreements); (ii) 4.5% of the gross proceeds received by Pubco and CEPO pursuant to the Preferred Stock Private Placements and the exercise of the Preferred Stock Option (assuming that the Preferred Stock Investors and the July Convertible Notes Investors who exercised the Preferred Stock Option fund their commitments in their Preferred Stock Subscription Agreements and Convertible Notes Subscription Agreements); and (iii) 4.0% of the gross proceeds received by Pubco and CEPO pursuant to the Convertible Notes Private Placement, excluding the Preferred Stock Option (assuming that the Convertible Notes Investors fund their commitments in their Convertible Notes Subscription Agreements); provided that 1% of each such fee is payable at the sole discretion of Pubco; provided, further, that such fees are reduced with respect to proceeds received from certain investors; and provided further, that the amount of such fee will be reduced by an amount equal to the product of (a) 3.5%, (b) $10.00 and (c) the number of Public Shares redeemed in connection with the Business Combination. No fee is payable to CF&Co. for the proceeds raised pursuant to the CEPO BTC Equity PIPE and the Newco Private Placement. CEPO will also reimburse CF&Co. at Closing, for all reasonable and documented out-of-pocket expenses incurred by CF&Co. in connection with CF&Co. rendering its services under the Private Placement Engagement Letter, the aggregate amount of which will not exceed $40,000. Pursuant to the Private Placement Engagement Letter, CF&Co. also has a right to act, during the period of its engagement and 12 months thereafter, as (i) Pubco’s lead managing underwriter, initial purchaser placement agent and/or arranger for any subsequent financing and (ii) Pubco’s lead financial advisor for any potential acquisition, disposition or other extraordinary corporate transaction involving Pubco or any of its subsidiaries, assets, securities or businesses, in each case, on such other terms and conditions customary for CF&Co. for similar transactions, which terms and conditions will be embodied in one or more separate written agreements, which agreements shall be based on CF&Co.’s customary form for the applicable financing or transaction.

CF&Co. and CEPO are also a party to the M&A Engagement Letter, pursuant to which CEPO engaged CF&Co. as CEPO’s exclusive financial advisor for the Business Combination. Pursuant to the M&A Engagement Letter, for the services provided thereto, CF&Co. will receive a cash fee at the Closing equal to $15 million.

In addition, CEPO and CF&Co. previously entered into the Business Combination Marketing Agreement, pursuant to which CF&Co. will receive a $7.0 million cash fee at the Closing. Payment of the foregoing fees are all contingent on the Closing.

Merger Consideration

As consideration for the Newco Merger:

(1)    the Seller will be entitled to receive an equal number of shares of Pubco Class A Stock and Pubco Class B Stock equal to (i) the product of (A) 25,000 multiplied by (B) the Closing Bitcoin Price, divided by (ii) $10.00; and

(2)    the Newco Equity Investors will be entitled to receive one Newco Exchange Interest for each Newco Class A Interest held by such Newco Equity Investor immediately prior to the Effective Time.

By virtue of the CEPO Merger:

(1)    immediately prior to the CEPO Merger, each issued and outstanding CEPO Class B Ordinary Share (other than treasury shares) will be automatically converted into one CEPO Class A Ordinary Share in accordance with the CEPO Memorandum and Articles; and

(2)    as consideration for the CEPO Merger, each issued and outstanding CEPO Class A Ordinary Share (other than (x) treasury shares and (y) shares of holders of CEPO Class A Ordinary Shares who have validly exercised their rights of redemption and (z) CEPO Dissenting Shares) will be automatically converted into one share of Pubco Class A Stock.

Ownership of Pubco After the Transactions

Upon the completion of the Business Combination and the consummation of the Private Placement Investments, and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, that there are no CEPO Dissenting Shares, that all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements, that no Convertible Notes or shares of Preferred Stock are converted into shares of Pubco Class A Stock, that all Newco Exchange Interests are redeemed in exchange for shares of Pubco Class A Stock, that no shares of Pubco Class A Stock are issued pursuant to the Incentive Plan and a Closing Bitcoin Price of $110,077.73, (i) Public Shareholders will own approximately 5.1% of the issued and outstanding shares of Pubco Class A Stock, (ii) the CEPO Cash Equity PIPE Investors will own approximately 10.0% of the issued and outstanding shares of Pubco Class A Stock, (iii) the CEPO BTC Equity PIPE Investors will own approximately 11.7% of the issued and outstanding shares of Pubco Class A Stock, (iv) the Newco Equity Investors will own approximately 2.4% of the issued and outstanding shares of Pubco Class A Stock, (v) the Sponsor will own approximately 0.9% of the issued and outstanding shares of Pubco Class A Stock and (vi) the Seller will own approximately 69.9% of the issued and outstanding shares of Pubco Class A Stock and 100% of the issued and outstanding shares of Pubco Class B Stock.

Upon the completion of the Business Combination and the consummation of the Private Placement Investments, and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, that there are no CEPO Dissenting Shares, that all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements, that all Convertible Notes and shares of Preferred Stock are converted into shares of Pubco Class A Stock at $13.00 per share, that all Newco Exchange Interests are redeemed in exchange for shares of Pubco Class A Stock, that no shares of Pubco Class A Stock are issued pursuant to the Incentive Plan and a Closing Bitcoin Price of $110,077.73, (i) Public Shareholders will own approximately 4.3% of the issued and outstanding shares of Pubco Class A Stock, (ii) the CEPO Cash Equity PIPE Investors will own approximately 8.6% of the issued and outstanding shares of Pubco Class A Stock, (iii) the CEPO BTC Equity PIPE Investors will own approximately 10.0% of the issued and outstanding shares of Pubco Class A Stock, (iv) the Newco Equity Investors will own approximately 2.0% of the issued and outstanding shares of Pubco Class A Stock, (v) the Convertible Notes Investors will own approximately 9.6% of the issued and outstanding shares of Pubco Class A Stock, (vi) the Preferred Stock Investors will own approximately 5.0% of the issued and outstanding shares of Pubco Class A Stock, (vii) the Sponsor will own approximately 0.8% of the issued and outstanding shares of Pubco Class A Stock and (viii) the Seller will own approximately 59.7% of the issued and outstanding shares of Pubco Class A Stock and 100% of the issued and outstanding shares of Pubco Class B Stock.

If any of the Public Shareholders exercise their redemption rights or validly exercised dissenters’ rights to the CEPO Merger, the percentage of the issued and outstanding shares of Pubco Class A Stock held by the Public Shareholders will decrease and the percentages of issued and outstanding shares of Pubco Class A Stock held by the CEPO Equity PIPE Investors, the Newco Equity Investors, the Sponsor, the Seller, and, as applicable, the Convertible Notes Investors and the Preferred Stock Investor, will each increase relative to the percentage held if none of the Public Shares are redeemed or there are no CEPO Dissenting Shares.

The tables below illustrate varying beneficial ownership levels in Pubco immediately upon Closing, assuming No Redemptions by Public Shareholders, 25% Redemptions by Public Shareholders (5,000,000 CEPO Class A Ordinary Shares are redeemed by Public Shareholders), 50% Redemptions by Public Shareholders (10,000,000 CEPO Class A Ordinary Shares are redeemed by Public Shareholders), 75% Redemptions by Public Shareholders (15,000,000 CEPO Class A Ordinary Shares are redeemed by Public Shareholders) and 100% Redemptions by Public Shareholders (20,000,000 CEPO Class A Ordinary Shares are redeemed by Public Shareholders). If any of these assumptions are not correct, these percentages will be different.

Potential ownership of issued and outstanding shares of Pubco Class A Stock upon Closing (assuming that no Convertible Notes or shares of Preferred Stock are converted into shares of Pubco Class A Stock):

	No Redemptions		25% Redemptions		50% Redemptions		75% Redemptions		100% Redemptions
Pubco Stockholders	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
Public Shareholders	20,000,000	5.1%	15,000,000	3.9%	10,000,000	2.6%	5,000,000	1.3%	—	0.0%
CEPO Cash Equity PIPE Investors(1)	39,500,000	10.0%	39,500,000	10.2%	39,500,000	10.3%	39,500,000	10.4%	39,500,000	10.6%
CEPO BTC Equity PIPE Investors	45,969,671	11.7%	45,969,671	11.8%	45,969,671	12.0%	45,969,671	12.1%	45,969,671	12.3%
Newco Equity Investors(2)	9,301,568	2.4%	9,301,568	2.4%	9,301,568	2.4%	9,301,568	2.5%	9,301,568	2.5%
Sponsor(3)	3,500,000	0.9%	3,500,000	0.9%	3,500,000	0.9%	3,500,000	0.9%	3,500,000	0.9%
Seller(4)	275,194,327	69.9%	275,194,327	70.8%	275,194,327	71.8%	275,194,327	72.8%	275,194,327	73.7%
Total	393,465,566	100.0%	388,465,566	100.0%	383,465,566	100.0%	378,465,566	100.0%	373,465,566	100.0%

Potential ownership of issued and outstanding shares of Pubco Class A Stock upon Closing (assuming that all Convertible Notes and shares of Preferred Stock are converted into shares of Pubco Class A Stock at $13.00 per share):

	No Redemptions		25% Redemptions		50% Redemptions		75% Redemptions		100% Redemptions
Pubco Stockholders	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
Public Shareholders	20,000,000	4.3%	15,000,000	3.3%	10,000,000	2.2%	5,000,000	1.1%	—	0.0%
CEPO Cash Equity PIPE Investors(1)	39,500,000	8.6%	39,500,000	8.7%	39,500,000	8.8%	39,500,000	8.9%	39,500,000	9.0%
CEPO BTC Equity PIPE Investors	45,969,671	10.0%	45,969,671	10.1%	45,969,671	10.2%	45,969,671	10.3%	45,969,671	10.4%
Newco Equity Investors(2)	9,301,568	2.0%	9,301,568	2.0%	9,301,568	2.1%	9,301,568	2.1%	9,301,568	2.1%
Convertible Notes Investors	44,207,151	9.6%	44,207,151	9.7%	44,207,151	9.8%	44,207,151	9.9%	44,207,151	10.0%
Preferred Stock Investors	23,224,615	5.0%	23,224,615	5.1%	23,224,615	5.2%	23,224,615	5.2%	23,224,615	5.3%
Sponsor(3)	3,500,000	0.8%	3,500,000	0.8%	3,500,000	0.8%	3,500,000	0.8%	3,500,000	0.8%
Seller(4)	275,194,327	59.7%	275,194,327	60.3%	275,194,327	61.0%	275,194,327	61.7%	275,194,327	62.4%
Total	460,897,332	100.0%	455,897,332	100.0%	450,897,332	100.0%	445,897,332	100.0%	440,897,332	100.0%

____________

(1)      Excludes 500,000 shares issued to the Sponsor in the CEPO Cash Equity PIPE. Includes 100,000 shares issued to Robert Sharp, a director of CEPO.

(2)      Assumes all Newco Exchange Interests are exchanged for shares of Pubco Class A Stock.

(3)      Includes 2,500,000 shares of Pubco Class A Stock issued in respect of the CEPO Founder Shares (after accounting for the surrender of 2,500,000 CEPO Found Shares by the Sponsor), 500,000 shares of Pubco Class A Stock issued in respect of the CEPO Private Placement Shares and 500,000 shares of Pubco Class A Stock issued in respect of the CEPO Class A Ordinary Shares purchased by the Sponsor in the CEPO Equity PIPE. Assumes that no amounts outstanding under the Sponsor Loan or Sponsor Note are converted into shares.

(4)      Excludes 275,194,327 shares of Pubco Class B Stock.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Beneficial Ownership of Securities” and as described above. Should one or more of the assumptions prove incorrect, actual ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Dilution

Dilution per share to Public Shareholders is determined by CEPO’s NTBV per share, as adjusted, while excluding the Business Combination, while giving effect to material probable or consummated transactions and other material effects on NTBV per share, from the Public Shareholders as set forth as follows under five redemption scenarios.

The following table illustrates NTBV per share and the change in NTBV per share, as adjusted, following the Closing, including the issuance of CEPO Class A Ordinary Shares to the CEPO Equity PIPE Investors, but excluding the other effects of the Business Combination, while giving effect to probable or consummated transactions that are material and other material effects on NTBV per share. These are presented in relation to the offering price per Public Share in the CEPO IPO as set forth as follows under the five redemption scenarios:

	Assuming No Redemptions	Assuming 25% Redemptions	Assuming 50% Redemptions	Assuming 75% Redemptions	Assuming 100% Redemptions
Public Shares	20,000,000	15,000,000	10,000,000	5,000,000	—
CEPO Founder Shares	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000
CEPO Private Placement Shares	500,000	500,000	500,000	500,000	500,000
Total CEPO Ordinary Shares outstanding as of June 30, 2025	25,500,000	20,500,000	15,500,000	10,500,000	5,500,000
Adjusted for:
CEPO Class B Ordinary Shares to be surrendered by the Sponsor	(2,500,000)	(2,500,000)	(2,500,000)	(2,500,000)	(2,500,000)
CEPO Class A Ordinary Shares to be issued in the CEPO Equity PIPEs	85,969,671	85,969,671	85,969,671	85,969,671	85,969,671
Total CEPO Ordinary Shares outstanding as of June 30, 2025, as adjusted	108,969,671	103,969,671	98,969,671	93,969,671	88,969,671

NTBV as of June 30, 2025(1)	$(2,978,504)	$(2,978,504)	$(2,978,504)	$(2,978,504)	$(2,978,504)
Adjusted for(2):
Reclassification of CEPO Class A Ordinary Shares subject to redemption to equity	204,013,876	153,010,407	102,006,938	51,003,469	—
Reversal of accrual of $0.15 per Public Share to be funded pursuant to the Sponsor Note	3,000,000	2,250,000	1,500,000	750,000	—
Transaction expenses to be paid by CEPO	(28,953,500)	(28,953,500)	(28,953,500)	(28,953,500)	(28,953,500)
CEPO Equity PIPE Proceeds(3)	864,285,460	864,285,460	864,285,460	864,285,460	864,285,460
NTBV as of June 30, 2025, as adjusted	$1,039,367,332	$987,613,863	$935,860,394	$884,106,925	$832,353,456

NTBV per share as of June 30, 2025, as adjusted	$9.54	$9.50	$9.46	$9.41	$9.36
Dilution(4)	$0.46	$0.50	$0.54	$0.59	$0.64

____________

(1)      NTBV is calculated as total assets minus total liabilities and CEPO Class A Ordinary Shares subject to redemption as of June 30, 2025.

(2)      NTBV is adjusted for (i) payments from the Trust Account at different levels of redemptions to Public Shareholders at the $10.32 per share redemption price as of June 30, 2025; (ii) transaction costs that have not been recorded on CEPO’s financial statements as of June 30, 2025, which will have an impact on the calculation of NTBV upon the Closing; and (iii) funding of the CEPO Equity PIPE by the CEPO Equity PIPE Investors.

(3)      CEPO Equity PIPE Proceeds is calculated as (i) the cash to be contributed pursuant to the CEPO Equity PIPE Subscription Agreements and (ii) the value of the 4,176.11 Bitcoin to be contributed by the CEPO BTC Equity PIPE Investors pursuant to the CEPO BTC Equity PIPE Subscription Agreements based on the Closing Bitcoin Price calculated as the average of the Bitcoin Price for the ten-day period from August 29, 2025, to September 7, 2025 of $110,077.73.

(4)      Dilution is calculated by subtracting the NTBV per share as of June 30, 2025, as adjusted, from the $10.00 CEPO IPO per share price for the Public Shares.

CEPO issued the Public Shares in the CEPO IPO at $10.00 per share. After giving effect to the issuance of the 20,000,000 Public Shares in the CEPO IPO and the 500,000 CEPO Private Placement Shares to the Sponsor in the CEPO Private Placement, there were 25,500,000 CEPO Ordinary Shares issued and outstanding. In connection with the Business Combination, assuming its consummation in accordance with the Business Combination Agreement and a Closing Bitcoin Price of $110,077.73, immediately after the Closing, Pubco is expected to have outstanding 393,465,566 shares of Pubco Class A Stock, including (i) 39,500,000 shares of Pubco Class A Stock issued to the CEPO Cash Equity PIPE Investors in the CEPO Merger, (ii) 45,969,671 shares of Pubco Class A Stock issued to the CEPO BTC Equity PIPE Investors in the CEPO Merger, (iii) 275,194,327 shares of Pubco Class A Stock issued to the Seller in the Newco Merger, and (iv) 9,301,568 shares of Pubco Class A Stock issuable to the Newco Equity Investors upon redemption of their Newco Exchange Interests. These shares outstanding exclude the 44,207,151 shares of Pubco Class A Stock issuable upon conversion of the Convertible Notes and the 23,224,615 shares of Pubco Class A Stock issuable upon conversion of the shares of Preferred Stock, in each case, at the applicable conversion price of $13.00 per share. These shares outstanding also assume that no shares of Pubco Class A Stock are issued and outstanding under the Incentive Plan. The tabular disclosure includes presentations of information at various illustrative redemption levels consistent with the “No Redemptions,” “25% Redemptions,” “50% Redemptions,” “75% Redemptions” and “100% Redemptions” scenarios further described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

For purposes of Item 1604(c)(1) of Regulation S-K, Pubco would have 393,465,566 total shares of Pubco Class A Stock outstanding immediately after giving effect to the Business Combination under the “No Redemptions” scenario based on the assumptions set forth in the preceding paragraph and as further described above. Where there are no redemptions of Public Shares prior to the Closing, CEPO valuation is based on the $10.00 issuance price per Public Share in the CEPO IPO and is therefore calculated as: $10.00 (CEPO per share CEPO IPO price) multiplied by 393,465,566 shares, or $3,934,655,660. The following table illustrates the valuation at the $10.00 issuance price per share in the CEPO IPO for each redemption scenario:

	Assuming No Redemptions	Assuming 25% Redemptions	Assuming 50% Redemptions	Assuming 75% Redemptions	Assuming 100% Redemptions
Public Shares outstanding post Business Combination	20,000,000	15,000,000	10,000,000	5,000,000	—
CEPO Cash Equity PIPE Investors shares outstanding post Business Combination(1)	39,500,000	39,500,000	39,500,000	39,500,000	39,500,000
CEPO BTC Equity PIPE Investors shares outstanding post Business Combination	45,969,671	45,969,671	45,969,671	45,969,671	45,969,671
Newco Equity Investors shares outstanding post Business Combination(2)	9,301,568	9,301,568	9,301,568	9,301,568	9,301,568
Sponsor shares outstanding post Business Combination(3)	3,500,000	3,500,000	3,500,000	3,500,000	3,500,000

	Assuming No Redemptions	Assuming 25% Redemptions	Assuming 50% Redemptions	Assuming 75% Redemptions	Assuming 100% Redemptions
Seller shares outstanding post Business Combination(4)	275,194,327	275,194,327	275,194,327	275,194,327	275,194,327
Total shares outstanding post Business Combination	393,465,566	388,465,566	383,465,566	378,465,566	373,465,566
Total valuation based on $10.00 issuance price per share in the CEPO IPO	$3,934,655,660	$3,884,655,660	$3,834,655,660	$3,784,655,660	$3,734,655,660

____________

(1)      Excludes 500,000 shares issued to the Sponsor in the CEPO Cash Equity PIPE. Includes 100,000 shares issued to Robert Sharp, a director of CEPO.

(2)      Assumes all Newco Exchange Interests are exchanged for shares of Pubco Class A Stock

(3)      Includes 2,500,000 shares of Pubco Class A Stock issued in respect of the CEPO Founder Shares (after accounting for the surrender of 2,500,000 CEPO Found Shares by the Sponsor), 500,000 shares of Pubco Class A Stock issued in respect of the CEPO Private Placement Shares and 500,000 shares of Pubco Class A Stock issued in respect of the CEPO Class A Ordinary Shares purchased by the Sponsor in the CEPO Equity PIPE. Assumes that no amounts outstanding under the Sponsor Loan or Sponsor Note are converted into shares.

(4)      Excludes 275,194,327 shares of Pubco Class B Stock.

The foregoing required disclosure is not a guarantee that the trading price of Pubco Class A Stock will not be below the offering price in the CEPO IPO, nor is the required disclosure a guarantee that Pubco will attain any of the levels of valuation presented.

The above discussion and table are based on 25,500,000 CEPO Ordinary Shares outstanding on June 30, 2025, and exclude the potential dilutive effects associated with the conversion of the Convertible Notes and the shares of Preferred Stock to be issued by Pubco at the Closing.

The above discussion and table also exclude potential dilutive effects associated with future issuances or grants of equity or equity-linked securities by Pubco pursuant to the Incentive Plan expected to be adopted in connection with the Closing.

The aforementioned equity issuances are not the only sources of potential dilution to the relative ownership percentage associated with shares of Pubco Class A Stock held by non-redeeming Public Shareholders after the Closing; any additional equity and equity-linked issuances by Pubco may result in additional dilution to Public Shareholders’ percentage ownership in Pubco, potentially significantly, and may have other effects, as described above and as further described in the “Risk Factors” section of this proxy statement/prospectus.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described above. Should one or more of the assumptions prove incorrect, actual ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Organizational Structure

Prior to the Transactions

The following simplified diagrams illustrate the ownership structures of CEPO, Pubco and BSTR before the consummation of the Transactions:

CEPO

Pubco and BSTR

Seller
(Cayman)
Pubco
(Delaware)
Newco
(Delaware)
CEPO Merger Sub
(Cayman)

Following the Transactions

The following simplified diagram illustrates the ownership structure of Pubco immediately following the consummation of the Transactions. The percentage ownerships of shares of Pubco Class A Stock and Pubco Class B Stock are presented assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, that all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements, that no Convertible Notes or shares of Preferred Stock are converted into shares of Pubco Class A Stock, that there are no CEPO Dissenting Shares and that no shares of Pubco Class A Stock are issued pursuant to the Incentive Plan:

Board of Directors and Executive Officers of Pubco Following the Transactions

As of the date of this proxy statement/prospectus, the sole director of Pubco is Dr. Adam Back. Effective as of Closing, the current director of Pubco will remain as a director of Pubco.

Effective as of the Closing, the Pubco Board will consist of seven persons, (i) four directors designated by the Seller, one of whom shall be the Chief Executive Officer of Pubco, and (ii) three directors qualifying as independent directors under applicable securities exchange rules.

The following individuals will be nominated for election to the Pubco Board immediately following Closing:

(i)     Dr. Adam Back

All members of the Pubco Board shall be elected for a one-year term and may be re-elected for successive terms.

Immediately following Closing, the executive officers of Pubco will be as follows:

Name	Age	Position
Dr. Adam Back	55	Chief Executive Officer
Sean Bill	54	Chief Investment Officer

For more information, see the sections of this proxy statement/prospectus entitled “Management of Pubco Following the Business Combination.”

Date, Time and Place of the Extraordinary General Meeting of CEPO Shareholders

The Meeting will be held on            , 2025 at            a.m., Eastern Time, at            and virtually via live webcast on the Internet at https://www.cstproxy.com/            . You will be able to attend, vote your shares and submit questions during the Meeting via a live webcast available at https://www.cstproxy.com/            .

You or your proxyholder will be able to attend and vote at the Meeting by visiting https://www.cstproxy.com/            and using a control number assigned by CST. To register and receive access to the Meeting, registered shareholders and beneficial owners (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus. You will need the voter control number included on your proxy card in order to be able to vote your shares or submit questions during the Meeting. If you do not have a voter control number, you will be able to listen to the Meeting only and you will not be able to vote or submit questions during the Meeting.

Voting Power; Record Date

CEPO Shareholders will be entitled to vote or direct votes to be cast at the Meeting if they owned CEPO Ordinary Shares at the close of business on            , 2025, which is the Record Date for the Meeting. CEPO Shareholders are entitled to one vote at the Meeting for each CEPO Ordinary Share held as of the Record Date. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Meeting and vote, obtain a proxy from your broker, bank or nominee.

As of the close of business on the Record Date, there were 25,500,000 CEPO Ordinary Shares issued and outstanding, consisting of 20,500,000 CEPO Class A Ordinary Shares and 5,000,000 CEPO Class B Ordinary Shares. Of these shares, 20,000,000 were Public Shares, with the rest being held by the Sponsor.

Quorum and Vote of CEPO Shareholders

A quorum of CEPO Shareholders is necessary to hold a valid meeting. A quorum for the Meeting consists of the holders of a majority of the then issued and outstanding CEPO Ordinary Shares (whether in person or by proxy). As of the Record Date, CEPO Shareholders holding 12,750,001 CEPO Ordinary Shares would be required to achieve a quorum at the Meeting. In addition to the CEPO Ordinary Shares held by the Sponsor, which represent approximately 21.6% of the issued and outstanding CEPO Ordinary Shares and which will count towards this quorum, CEPO will need only CEPO Shareholders holding 7,250,001, or 36.3%, of the 20,000,000 Public Shares represented in person or by proxy at the Meeting to have a valid quorum.

To pass, each of the Business Combination Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution of CEPO Shareholders, which requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CEPO Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting, (assuming the presence of a quorum). To pass, the Merger Proposal requires a special resolution of CEPO Shareholders, which requires the affirmative vote of at least two-thirds of the votes cast by, or on behalf of, the CEPO Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). CEPO Shareholders are also being asked to approve, on a non-binding advisory basis, the Organizational Documents Proposals. Although the CEPO Board is asking CEPO Shareholders to approve the Organizational Documents Proposals on the non-binding advisory basis, regardless of the outcome of the non-binding advisory vote on the Organizational Documents Proposals, the Amended and Restated Certificate of Incorporation and Pubco’s Amended and Restated Bylaws will take effect upon the Closing if the Business Combination Proposal and the Merger Proposal are approved.

Assuming a quorum is established, a CEPO Shareholder’s failure to vote by proxy or to vote at the Meeting will have no effect on the Proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on any of the Proposals.

The Sponsor has agreed to vote its 5,500,000 CEPO Ordinary Shares, representing 21.6% of the issued and outstanding CEPO Ordinary Shares, in favor of each of the Proposals. As a result, with respect to each Proposal that require approval of CEPO Shareholders by an ordinary resolution, in addition to the Sponsor’s CEPO Ordinary Shares, CEPO would need only 7,250,001, or 36.3%, of the 20,000,000 Public Shares (assuming all issued and outstanding CEPO Ordinary Shares are voted at the Meeting), and only 875,001, or 4.4%, of the 20,000,000 Public Shares (assuming a minimum number of CEPO Ordinary Shares to achieve a quorum are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved. With respect to each Proposal that requires approval of CEPO Shareholders by a special resolution, in addition to the Sponsor’s CEPO Ordinary Shares, CEPO would need only 11,500,001, or 57.5%, of the 20,000,000 Public Shares (assuming all issued and outstanding CEPO Ordinary Shares are voted at the Meeting), and only 3,000,001, or 15.0%, of the 20,000,000 Public Shares (assuming a minimum number of CEPO Ordinary Shares to achieve a quorum are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved.

Redemption Rights

Pursuant to the CEPO Memorandum and Articles, Public Shareholders may elect to have their Public Shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account as of two (2) business days prior to the Closing, including interest (net of taxes payable), by (b) the total number of the then issued and outstanding Public Shares. As of the date of this proxy statement/prospectus, based on funds in the Trust Account of approximately $204.0 million as of July 31, 2025, this would have amounted to approximately $10.35 per share (inclusive of $0.15 per share to be funded pursuant to the Sponsor Note and which amount takes into account CEPO’s estimate of the amount that may be withdrawn to pay applicable taxes). Public Shareholders may exercise redemption rights whether or not they are holders as of the Record Date and whether or not such shares are voted at the Meeting and whether they vote for or against the Business Combination Proposal. Notwithstanding the foregoing, the CEPO Memorandum and Articles provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than 15% of the Public Shares in the aggregate, without the prior consent of CEPO.

If a Public Shareholder exercises its redemption rights, then such Public Shareholder will be exchanging its Public Shares for cash and will not hold shares of Pubco Class A Stock upon consummation of the Business Combination. Such a Public Shareholder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to CST in accordance with the procedures described herein. See the section entitled “Extraordinary General Meeting of CEPO Shareholders — Redemption Rights” for the procedures to be followed if you wish to redeem your Public Shares for cash.

In connection with the CEPO IPO, the Sponsor and CEPO’s executive officers and directors agreed to waive any redemption rights with respect to any CEPO Ordinary Shares held by them in connection with the completion of the Business Combination. Such waivers are standard in transactions of this type and the Sponsor and CEPO’s executive officers and directors did not receive separate consideration for the waiver.

Appraisal Rights

No appraisal or dissenters’ rights are available to CEPO Shareholders in connection with the ordinary resolution to approve the Business Combination Proposal. Under the Cayman Act, minority shareholders have a right to dissent to a merger and if they so dissent, they are entitled to be paid the fair value of their shares, which if necessary, may ultimately be determined by the court. Therefore, CEPO Class A Record Holders have a right to dissent from the CEPO Merger. Please see the section entitled “The Merger Proposal — Appraisal or Dissenters’ Rights” for additional information.

In addition, Public Shareholders are still entitled to exercise the rights of redemption as detailed in this proxy statement/prospectus and the redemption proceeds payable to Public Shareholders who exercise such redemption rights will represent the fair value of those shares. For a discussion about the Public Shareholders’ redemption rights, please see “Extraordinary General Meeting of CEPO Shareholders — Redemption Rights.”

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. CEPO has engaged Sodali & Co as the proxy solicitor to assist in the solicitation of proxies. If a CEPO Shareholder grants a proxy, it may still vote its shares itself if it revokes its proxy before the Meeting. A CEPO Shareholder may also change its vote by entering a new vote by Internet or telephone, submitting a later-dated proxy or attending and voting, virtually via the live webcast or in person, during the Meeting as described in the section of this proxy statement/prospectus entitled “Extraordinary General Meeting of CEPO Shareholders — Revoking Your Proxy.”

Interests of the Sponsor and CEPO’s Directors and Executive Officers in the Business Combination

When Public Shareholders consider the recommendation of the CEPO Board in favor of approval of the Business Combination and other Proposals, Public Shareholders should keep in mind that the Sponsor and CEPO’s directors and officers have interests in the Proposals that are different from or in addition to (and which may conflict with), the interests of a Public Shareholder as a CEPO Shareholder. These interests include, among other things:

•        As of the date hereof, the Sponsor is the record holder of 5,000,000 CEPO Class B Ordinary Shares and 500,000 CEPO Class A Ordinary Shares. The following persons have material interests in the Sponsor: Cantor is the sole member of the Sponsor; CFGM is the managing general partner of Cantor; and Brandon G. Lutnick is the controlling trustee of the trusts owning all of the voting shares of CFGM and the Chairman and Chief Executive Officer of CFGM. As of the date hereof, each of Cantor, CFGM and Brandon G. Lutnick may be deemed to have beneficial ownership of the CEPO Ordinary Shares held directly by the Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. As of the date hereof, other than Brandon Lutnick, (as described above) and Danny Salinas (who has a minority limited partnership interest in Cantor), none of CEPO’s other directors or executive officers has a direct or indirect ownership interest in the Sponsor and none of CEPO’s directors or executive officers has beneficial ownership of the CEPO Ordinary Shares held directly by the Sponsor;

•        The Sponsor paid $25,000, or approximately $0.005 per share, for the 5,000,000 CEPO Class B Ordinary Shares, and $5,000,000, or $10.00 per share, for the 500,000 CEPO Class A Ordinary Shares. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to surrender, for no consideration, which CEPO will cancel, 2,500,000 CEPO Class B Ordinary Shares immediately prior to, and subject to the consummation of, the CEPO Merger, resulting in the Sponsor owning 2,500,000 CEPO Class B Ordinary Shares immediately after such surrender. As of August 15, 2025, the aggregate value of such shares (after accounting for such share surrender) is estimated to be approximately $31.9 million, assuming the per share value of the shares is the same as the $10.62 closing price of the CEPO Class A Ordinary Shares on Nasdaq on August 15, 2025. As a result, the Sponsor is likely to be able to recoup its investment in CEPO and make a substantial profit on that investment, even if shares of Pubco Class A Stock have lost significant value after the Closing. This means that the Sponsor could earn a positive rate of return on its investment, even if Public Shareholders experience a negative rate of return in Pubco;

•        The 5,000,000 CEPO Class B Ordinary Shares and 500,000 CEPO Class A Ordinary Shares held by the Sponsor and purchased by the Sponsor for $5,025,000 in the aggregate, will be worthless if a business combination is not consummated by CEPO by the end of the Combination Period (as defined below);

•        The Sponsor agreed that the 500,000 CEPO Class A Ordinary Shares it holds will not be sold or transferred until 30 days after CEPO has completed a business combination and the Sponsor agreed that the 5,000,000 CEPO Class B Ordinary Shares it holds (or 2,500,000 CEPO Class B Ordinary Shares after the agreed upon surrender) will not be sold or transferred until the earlier of (a) the one-year anniversary of the completion of CEPO’s business combination and (b) subsequent to the completion of a business combination, (x) if the last reported sale price of the CEPO Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the completion of CEPO’s business combination or (y) the date on which CEPO completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the CEPO

Shareholders having the right to exchange their CEPO Class A Ordinary Shares for cash, securities or other property, subject to in each case to certain exceptions; provided that at Closing, the Sponsor, CEPO and Pubco will enter into an amendment to the Insider Letter to (i) extend the transfer and lock-up restrictions applicable to the CEPO Founder Shares pre-Closing so that they also apply to the CEPO Founder Shares post-Closing, (ii) modify the duration of the lock-up applicable to the CEPO Founder Shares post-Closing to be the earlier of (a) the twelve (12) month anniversary of the Closing Date and (b) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Pubco Stock for cash, securities or other property, and (iii) add Pubco as a party. These lock-ups will apply to the applicable shares of Pubco Class A Stock received by the Sponsor pursuant to the CEPO Merger;

•        The CEPO Memorandum and Articles contains an anti-dilution provision which adjusts the conversion ratio of the CEPO Class B Ordinary Shares upon their conversion to CEPO Class A Ordinary Shares upon certain issuances of equity and equity-linked securities by CEPO, which includes the CEPO Class A Ordinary Shares to be issued in the CEPO Equity PIPEs, such that the number of CEPO Class A Ordinary Shares issued in respect of the CEPO Class B Ordinary Shares represents 20% of all CEPO Ordinary Shares that remain outstanding and are not redeemed in connection with the Business Combination and the CEPO Equity PIPE Shares (but excluding the CEPO Private Placement Shares). In connection with the Business Combination and in accordance with the Sponsor Support Agreement, the Sponsor, as the sole holder of CEPO Class B Ordinary Shares, has agreed, subject to and conditioned upon the Closing, to waive this anti-dilution right of the CEPO Class B Ordinary Shares;

•        CF&Co., an affiliate of the Sponsor and Cantor, is a party to the Private Placement Engagement Letter, pursuant to which Pubco and CEPO engaged CF&Co. as the lead placement agent for the Private Placement Investments. Pursuant to the Private Placement Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to up to approximately $54.5 million, which is equal to the sum of (i) 5.0% of the gross proceeds received by Pubco and CEPO pursuant to the CEPO Cash Equity PIPE (assuming that all CEPO Cash Equity PIPE Investors fund their commitments in their CEPO Cash Equity PIPE Subscription Agreements); (ii) 4.5% of the gross proceeds received by Pubco and CEPO pursuant to the Preferred Stock Private Placements and the exercise of the Preferred Stock Option (assuming that the Preferred Stock Investors and the July Convertible Notes Investors who exercised the Preferred Stock Option fund their commitments in their Preferred Stock Subscription Agreements and Convertible Notes Subscription Agreements); and (iii) 4.0% of the gross proceeds received by Pubco and CEPO pursuant to the Convertible Notes Private Placement, excluding the Preferred Stock Option (assuming that the Convertible Notes Investors fund their commitments in their Convertible Notes Subscription Agreements); provided that 1% of each such fee is payable at the sole discretion of Pubco; provided, further, that such fees are reduced with respect to proceeds received from certain investors; and provided further, that the amount of such fee will be reduced by an amount equal to the product of (a) 3.5%, (b) $10.00 and (c) the number of Public Shares redeemed in connection with the Business Combination. No fee is payable to CF&Co. for the proceeds raised pursuant to the CEPO BTC Equity PIPE and the Newco Private Placement. CEPO will also reimburse CF&Co. at Closing, for all reasonable and documented out-of-pocket expenses incurred by CF&Co. in connection with CF&Co. rendering its services under the Private Placement Engagement Letter, the aggregate amount of which will not exceed $40,000. Pursuant to the Private Placement Engagement Letter, CF&Co. also has a right to act, during the period of its engagement and 12 months thereafter, as (i) Pubco’s lead managing underwriter, initial purchaser placement agent and/or arranger for any subsequent financing and (ii) Pubco’s lead financial advisor for any potential acquisition, disposition or other extraordinary corporate transaction involving Pubco or any of its subsidiaries, assets, securities or businesses, in each case, on such other terms and conditions customary for CF&Co. for similar transactions, which terms and conditions will be embodied in one or more separate written agreements, which agreements shall be based on CF&Co.’s customary form for the applicable financing or transaction. CF&Co. is also a party to the M&A Engagement Letter, pursuant to which CEPO engaged CF&Co. as CEPO’s exclusive financial advisor for the Business Combination. Pursuant to the M&A Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to $15 million. In addition, CF&Co. previously entered into the Business Combination Marketing Agreement, pursuant to which CF&Co. will receive a $7.0 million cash fee at the Closing. Payment of the foregoing fees are all contingent on the Closing.

•        Each of the Sponsor and Robert Sharp, an independent director on the CEPO Board, entered into CEPO Cash Equity PIPE Subscription Agreements with CEPO and Pubco, pursuant to which the Sponsor has committed to purchase 500,000 CEPO Class A Ordinary Shares for $5 million and Robert Sharp has committed to purchase 100,000 CEPO Class A Ordinary Shares for $1 million;

•        The Sponsor and CEPO’s officers and directors have agreed not to redeem any CEPO Ordinary Shares held by them in connection with a shareholder vote to approve a proposed business combination, including the Business Combination;

•        The CEPO Memorandum and Articles provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as CEPO; and (ii) CEPO renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and CEPO, on the other. In the course of their other business activities, CEPO’s officers and directors may have, or may become aware of, other investment and business opportunities which may be appropriate for presentation to CEPO as well as the other entities with which they are affiliated. CEPO’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business combination opportunity should be presented, any pre-existing fiduciary obligation will be presented the business combination opportunity before CEPO is presented with it. CEPO does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target;

•        CEPO has until the end of the Combination Period to consummate a business combination. If the Business Combination with BSTR is not consummated and CEPO does not consummate another business combination by the end of the Combination Period, CEPO will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and the CEPO Board, dissolving and liquidating, subject in each case above to CEPO’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the 5,000,000 CEPO Class B Ordinary Shares and 500,000 CEPO Class A Ordinary Shares held by the Sponsor would be worthless because the Sponsor has waived its right to participate in any redemption or distribution with respect to such CEPO Ordinary Shares and CF&Co. will not receive any of the fees described above;

•        CEPO has issued the Sponsor Loan to the Sponsor in respect of up to $1,750,000 of loans the Sponsor has made, and will make, to CEPO to fund CEPO’s expenses relating to investigating and selecting an acquisition target and other working capital requirements. The Sponsor Loan does not bear interest and is repayable by CEPO to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option at any time on or prior to the Business Combination, all or any portion of the amount outstanding under the Sponsor Loan may be converted into CEPO Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Loan would be repaid only out of funds held outside of the Trust Account. As of June 30, 2025, CEPO had approximately $244,000 outstanding under the Sponsor Loan. If the Business Combination or another business combination is not consummated by the end of the Combination Period, the Sponsor Loan may not be repaid to the Sponsor, in whole or in part;

•        CEPO has also issued the Sponsor Note (as further described under the heading “Information About CEPO”) in connection with certain loans the Sponsor will make to CEPO in connection with each Redemption Event, such that an amount equal to $0.15 per Public Share being redeemed in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed Public Shares on such Redemption Event. The Sponsor Note does not bear interest and is repayable by CEPO to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option at any time on or prior to a business combination, all or any portion of the amount outstanding under the Sponsor Note may be converted into CEPO Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Note would be repaid only out of funds held outside of the Trust Account. As of June 30, 2025, CEPO had $0 outstanding under the Sponsor Note. The Sponsor Note, if drawn, will not be repaid to the extent that the amount of the Sponsor Note exceeds the amount of available proceeds not deposited in the Trust Account if a business combination is not completed;

•        If CEPO is unable to complete a business combination by the end of the Combination Period, the Sponsor has agreed to be liable to CEPO if and to the extent of any claims by a third party for services rendered or products sold to CEPO or by a prospective acquisition target with which CEPO has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, in each case, reduce the amount of redemption amount to below the lesser of (i) the sum of (A) $10.00 per Public Share and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event and (ii) the sum of (A) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less interest released to pay taxes, and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event; provided that such liability will not apply to any claims by a third party or prospective acquisition target who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under CEPO’s indemnity of the underwriters of the CEPO IPO against certain liabilities, including liabilities under the Securities Act nor to claims brought by CEPO’s public auditor;

•        The Sponsor, CEPO’s officers and directors and their affiliates are entitled to reimbursement for any out-of-pocket expenses incurred by them in connection with certain activities on CEPO’s behalf, such as identifying, investigating, negotiating and completing a business combination. If CEPO does not complete a business combination by the end of the Combination Period, CEPO may not have the cash necessary to reimburse these expenses. As of the date of this proxy statement/prospectus, none of the Sponsor, CEPO’s officers and directors or their affiliates has incurred any such expenses which would be reimbursed at the Closing; and

•        CEPO’s officers and directors will be eligible for continued indemnification and continued coverage under a tail policy for CEPO’s directors’ and officers’ liability insurance policy for up to a six-year period from and after the Closing for events occurring prior to the Closing, which tail policy is to be paid for by Pubco at the Closing pursuant to the Business Combination Agreement. If the Business Combination does not close, CEPO’s officers and directors may not receive this tail insurance coverage.

CEPO’s management determined that, in light of the potential conflicting interests described above with respect to the Sponsor and its Affiliates, the CEPO Audit Committee should separately review and consider the potential conflicts of interest with respect to the Sponsor and its Affiliates arising out of the proposed Business Combination and the proposed terms in respect thereof. Accordingly, the CEPO Audit Committee reviewed and considered such interests and, after taking into account the factors they deemed applicable (including the potential conflicting interests), unanimously approved the Business Combination Agreement and the transactions contemplated therein.

For more information, see “Certain Relationships and Related Party Transactions” and see the risk factor entitled “Since the Sponsor and CEPO’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders, a conflict of interest may have existed in determining whether the Business Combination with Pubco and Newco is appropriate as CEPO’s initial business combination. Such interests include that the Sponsor will lose its entire investment in CEPO if the Business Combination is not completed or any other business combination is not completed.”

Additionally, in considering the recommendation of the CEPO Board to vote in favor of approval of the Proposals, unaffiliated CEPO Shareholders should keep in mind that the directors and executive officers of Pubco and Newco have interests in such Proposals that are different from or in addition to, those of unaffiliated CEPO Shareholders. In particular:

•        Pubco is in the process of negotiating employment agreements with its Chief Executive Officer and Chief Financial Officer and expects to enter into an employment agreement with each of them prior to the Closing. Pubco also intends to grant equity awards under a stock incentive plan to be adopted by Pubco, to Pubco’s Chief Executive Officer and Chief Financial Officer, prior to the Closing. As party to the anticipated employment agreements and recipients of the anticipated equity awards, Pubco’s Chief Executive Officer and Chief Financial Officer may have interests in the Business Combination that are different from, or in addition to, the shareholders of Pubco; and

•        The fact that Dr. Adam Back, sole director, president and secretary of Newco is expected to become a director and the Chief Executive Officer of Pubco at Closing.

Consideration to be Received by, and Securities to be Issued to, the Sponsor and its Affiliates

Set forth below is a summary of the terms and amount of the consideration received or to be received by the Sponsor and its Affiliates in connection with the Business Combination and the Private Placement Investments, the amount of securities issued or to be issued by CEPO to the Sponsor and the price paid or to be paid or consideration provided for such securities or any related financing transaction.

Entity	Interest in Securities/ Other Consideration to be Received	Price Paid or to be Paid or Consideration Provided
Sponsor

•   5,000,000 CEPO Class B Ordinary Shares; provided that, pursuant to the Sponsor Support Agreement, the Sponsor has agreed to surrender, for no consideration, which CEPO will cancel, 2,500,000 CEPO Class B Ordinary Shares immediately prior to, and subject to the consummation of, the CEPO Merger, resulting in the Sponsor owning 2,500,000 CEPO Class B Ordinary Shares immediately after such surrender.

• $25,000 paid to purchase 5,000,000 CEPO Class B Ordinary Shares
	• 500,000 CEPO Class A Ordinary Shares	• $5,000,000 paid to purchase 500,000 CEPO Class A Ordinary Shares at the time of the CEPO IPO
	• 500,000 CEPO Class A Ordinary Shares	• $5,000,000 to be paid in cash to purchase 500,000 CEPO Class A Ordinary Shares pursuant to the CEPO Equity PIPE
	• Additional CEPO Class A Ordinary Shares or cash	• Amounts outstanding at the Closing under the Sponsor Loan and the Sponsor Note will be repaid, at the Sponsor’s option, in cash or by the issuance of CEPO Class A Ordinary Shares at $10.00 per share

Entity	Interest in Securities/ Other Consideration to be Received	Price Paid or to be Paid or Consideration Provided
CF&Co.	• $7 million in cash	• Consideration for the services provided pursuant to the Business Combination Marketing Agreement
	• $15 million in cash	• Consideration for the services provided pursuant to the M&A Engagement Letter

•   Cash fee at the Closing equal to up to approximately $54.5 million, which is equal to the sum of (i) 5.0% of the gross proceeds received by Pubco and CEPO pursuant to the CEPO Cash Equity PIPE (assuming that all CEPO Cash Equity PIPE Investors fund their commitments in their CEPO Cash Equity PIPE Subscription Agreements); (ii) 4.5% of the gross proceeds received by Pubco and CEPO pursuant to the Preferred Stock Private Placements and the exercise of the Preferred Stock Option (assuming that the Preferred Stock Investors and the July Convertible Notes Investors who exercised the Preferred Stock Option fund their commitments in their Preferred Stock Subscription Agreements and Convertible Notes Subscription Agreements); and (iii) 4.0% of the gross proceeds received by Pubco and CEPO pursuant to the Convertible Notes Private Placement, excluding the Preferred Stock Option (assuming that the Convertible Notes Investors fund their commitments in their Convertible Notes Subscription Agreements); provided that 1% of each such fee is payable at the sole discretion of Pubco; provided, further, that such fees are reduced with respect to proceeds received from certain investors; and provided further, that the amount of such fee will be reduced by an amount equal to the product of (a) 3.5%, (b) $10.00 and (c) the number of Public Shares redeemed in connection with the Business Combination.

• Consideration for the services provided pursuant to the Private Placement Engagement Letter

Because the Sponsor acquired the 2,500,000 CEPO Class B Ordinary Shares (after accounting for the surrender of 2,500,000 CEPO Class B Ordinary Shares immediately prior to the CEPO Merger) at a nominal price, the Public Shareholders will incur substantial and immediate dilution upon the Closing of the Business Combination. See the sections entitled “Summary of the Proxy Statement/Prospectus — Dilution,” “Risk Factors — Risks Related to the Business Combination — The value of the CEPO Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of shares of Pubco Class A Stock at such time is substantially less than $10.00 per share, which may create an economic incentive for the CEPO management team to pursue and consummate the Business Combination which differs from the Public Shareholders” and “Risk Factors — Risks Related to the Business Combination — Public Shareholders who do not redeem their Public Shares will experience substantial and immediate dilution upon Closing of the Business

Combination as a result of the CEPO Class B Ordinary Shares held by the Sponsor, since the value of the CEPO Class B Ordinary Shares is likely to be substantially higher than the nominal price paid for them, as well as a result of the issuance of the shares of Pubco Stock in the Business Combination and the Private Placement Investments.”

The CEPO Board’s Reasons for Approval of the Transactions

The CEPO Board considered a variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the CEPO Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the CEPO Board may have given different weight to different factors. Certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.” Before reaching its decision, the CEPO Board reviewed the information provided to it by its management, representatives of the Sponsor and CEPO’s legal and financial advisors, including the analyses prepared by CF&Co., in its capacity as financial advisor to CEPO, as further described in the section entitled “The Business Combination Proposal — CEPO Board’s Reasons for Approval of the Business Combination — Comparable Company Analysis” below.

Neither the CEPO Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether to pursue the terms of the Business Combination (including the consideration to be received by CEPO Shareholders and members of Newco). Among other items, CF&Co. and the CEPO Board reviewed the Comparable Company Analysis prepared by CF&Co. utilizing information provided by Pubco and publicly available information, as further described below, all of which helped form the basis for CF&Co.’s analysis and which the CEPO Board used in its review and approval of the terms of the Business Combination (including the consideration to be received by CEPO Shareholders and members of Newco). The independent directors of the CEPO Board did not retain an unaffiliated representative to act solely on behalf of the unaffiliated CEPO Shareholders to negotiate the terms of the Business Combination and/or prepare a report concerning the approval of the Business Combination.

The CEPO Board determined that pursuing a potential business combination with Pubco and Newco would be an attractive opportunity for CEPO and the CEPO Shareholders, which determination was based on a number of factors including, but not limited to, the following:

•        Pubco’s Initial Bitcoin Holdings.    Based on the amount of Bitcoin owned by other companies as of the date of signing of the Business Combination Agreement, Pubco expects to launch with the fourth largest corporate Bitcoin holdings, with Pubco holding at least 30,021.11 Bitcoin at Closing (inclusive of the 25,000 Bitcoin that the Seller has agreed to contribute to Newco at Closing and the 5,021.11 Bitcoin that certain Private Placement Investors have agreed to contribute at the Closing pursuant to their Private Placement Subscription Agreements). Additionally, Pubco intends to use the proceeds of the Private Placement Investments to purchase additional Bitcoin after the Closing.

•        Pubco’s Planned Operations and Strategy.    Pubco’s business plan is to catalyze the fusion of Bitcoin and capital markets with a plan to accumulate Bitcoin, generate in-kind Bitcoin yield, create Bitcoin alpha and advise corporates and sovereigns on Bitcoin-based treasury strategies, all while measuring its success in Bitcoin per share. Pubco believes it can succeed with this plan due to its founders’ track record and understanding of Bitcoin treasury strategies, its deep understanding of Bitcoin and its technology, its access to legacy Bitcoin leaders, its expertise in systematic investment strategies applies to Bitcoin and its founders plan to remain invested in Pubco for the long term.

•        Favorable Market Reaction to Pending Cantor Equity Partners, Inc. (“CEP”) Business Combination with Twenty One Capital, Inc. (“Twenty One”).    Since the April 23, 2025 announcement of the proposed business combination between Twenty One and CEP, the closing price of Class A ordinary shares of CEP on Nasdaq has ranged between $16.50 and $50.00, with a volume weighted average price per Bloomberg of $33.65 for the period from April 22, 2025 to July 16, 2025. As of July 16, 2025, CEP’s share price had appreciated ~232% since the announcement of its business combination.

•        Bitcoin as an Attractive Asset Class.    Bitcoin is a finite asset with a limited supply of 21 million total Bitcoin, which creates scarcity and positions Bitcoin as a hedging asset against inflationary pressures. With the current U.S. administration viewed as strongly pro-crypto and the recent progression of digital asset related regulation in the U.S. Congress, regulatory clarity in the United States in a pro-crypto manner is arriving in the U.S., which may increase institutional adoption of Bitcoin and help drive the price of Bitcoin higher. Bitcoin has been a strong performing asset since 2020.

•        Initial Net Asset Value of Pubco’s Bitcoin.    The 25,000 Bitcoin to be contributed by the Seller in the Contribution at the Closing and the number of shares of Pubco Stock to be received by the Seller in the Newco Merger are to be determined pursuant to the Business Combination Agreement based on the Closing Bitcoin Price. The 5,021.11 Bitcoin to be contributed by certain Private Placement Investors for either CEP Class A Ordinary Shares or Newco Interests, and the number of such equity interests to be received, will also be determined based on the Closing Bitcoin Price. The CEPO Board considered that the determination of the value of the Bitcoin at Closing and the number of shares to be received by the Seller means that CEPO Shareholders who do not redeem their Public Shares will receive shares of Pubco Class A Stock in the CEPO Merger based on the same value of the Bitcoin contributed by the Seller, which negates any Bitcoin pricing risk between signing of the Business Combination Agreement and Closing on the value of the shares of Pubco Class A Stock to be received by CEPO Shareholders in the CEPO Merger. The CEPO Board also considered that the share price of Pubco Class A Stock after Closing is likely to be highly correlated to the price of Bitcoin and any increase in price of Bitcoin after the Closing above the Closing Bitcoin Price should lead to appreciation of Pubco Class A Stock. As part of this review, the CEPO Board considered the potential impact of the price of Bitcoin and the illustrative enterprise value to Bitcoin market value multiple on Pubco’s stock price. See the risk factor entitled “The trading price of shares of Pubco Class A Stock after Closing are likely to be highly correlated to the price of Bitcoin which is volatile and can rise and fall rapidly and quickly and there is no guarantee that the price of Bitcoin after Closing will be greater than the Closing Bitcoin Price or the trading price of Pubco Class A Stock will be higher than the redemption price that Public Shareholders would have received if they redeemed their Public Shares” for an illustration.

•        Ownership of Pubco.    Pubco will be majority owned and controlled by the Seller. The backing of this investor provides support to Pubco’s mission and operations. The CEPO Board considered that the Seller is expected to continue to hold its shares of Pubco Stock due to its large investment in Pubco, that the Seller’s shares of Pubco Stock will be locked-up in accordance with the Lock-Up Agreement and will be further restricted under federal securities laws, that the Seller will control management of Pubco due to it being the only holder of shares of Pubco Class B Stock and the Seller’s long-term plan for Pubco.

•        Pubco Management.    Pubco will be led by chief executive Dr. Adam Back and Chief Investment Officer Sean Bill. Dr. Back is one of Bitcoin’s most influential figures, known for being among the first pioneers and advocates for the widespread adoption of Bitcoin. Dr. Back is also known of inventing Hashcash, a “proof-of-work” system. Mr. Bill was an early advocate for Bitcoin within the pension industry and has experience promoting the adoption of digital assets in institutional investment portfolios. Dr. Back and Mr. Bill have deep experience in the digital asset and financial sectors, which will provide Pubco with a leadership to help meet its mission.

•        Involvement of the Private Placement Investors.    The CEPO Board considered that the agreement of the Private Placement Investors to purchase securities of CEPO and Pubco at Closing in the Private Placement Investments for an aggregate purchase price of $930 million and 5,021.11 Bitcoin (excluding the Option of the Convertible Notes Investors to purchase an additional $250 million in Convertible Notes and $320 million in Preferred Stock) was a validation of Pubco’s valuation and future prospects.

•        Market Acceptance of Bitcoin Treasury Companies and Market Reaction to Other Pending Bitcoin Treasury Transactions.    The CEPO Board considered (i) that the public equity markets have tended to view Bitcoin Treasury Companies favorably, (ii) how companies with large Bitcoin treasuries have traded in the public markets and, as a result, how the shares of Pubco Class A Stock may trade in the public market after Closing, and (iii) the market reaction to the other Bitcoin and crypto-related treasury companies that announced either de-SPAC transactions or combinations with public shell companies in the first half of 2025, but have not yet closed. As of July 16, 2025, each of the public companies involved in such transactions were trading higher since announcement (between 1.0% and ~874%). See the sections entitled “The Business Combination Proposal — CEPO Board’s Reasons for Approval of the Business Combination — Comparable Company Analysis” and “The Business Combination Proposal — CEPO Board’s Reasons for Approval of the Business Combination — Pending Publicly Trading Comparables/Pending M&A Transactions” below for additional information regarding these other companies and transactions.

•        Attractive Valuation.    The CEPO Board’s determination that if (i) Pubco achieves a trading multiple similar to the trading multiples of other companies with large Bitcoin holdings and (ii) the price of Bitcoin maintains its current value or increases over time, then CEPO Shareholders will have acquired their shares in Pubco at an attractive valuation.

•        Terms and Conditions of the Business Combination Agreement.    The terms and conditions of the Business Combination Agreement and the Business Combination were, in the opinion of the CEPO Board, the product of arm’s-length negotiations between the parties.

•        Redemption Option.    The right of CEPO Shareholders to redeem their Public Shares in connection with the Closing as further described herein.

In the course of its deliberations, in addition to the various other risks associated with the business of Pubco, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus, the CEPO Board also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including the following:

•        Bitcoin and the Volatility of the Price of Bitcoin.    Bitcoin is still an emerging asset and is not yet a mainstream investment for most institutions and people. In addition, while Bitcoin has been a well performing asset over the long term in the last five (5) years, the price of Bitcoin is volatile and can rise and fall rapidly and quickly. As a result, there is no guarantee that the price of Bitcoin will continue to rise or that the price of Bitcoin will not decrease after Closing to be less than the Closing Bitcoin Price. For more information, see the risk factors entitled “The trading price of shares of Pubco Class A Stock after Closing are likely to be highly correlated to the price of Bitcoin which is volatile and can rise and fall rapidly and quickly and there is no guarantee that the price of Bitcoin after Closing will be greater than the Closing Bitcoin Price or the trading price of Pubco Class A Stock will be higher than the redemption price that Public Shareholders would have received if they redeemed their Public Shares,” “We may suffer losses due to abrupt and erratic market movements,” and “Our Bitcoin acquisition strategy exposes us to various risks associated with Bitcoin.”

•        Net Asset Value of Pubco’s Bitcoin.    As noted above, the 25,000 Bitcoin to be contributed by the Seller in the Contribution at the Closing, the number of shares of Pubco Stock to be received by the Seller in the Newco Merger, the 5,021.11 Bitcoin to be contributed by certain Private Placement Investors and the number of CEP Class A Ordinary Shares or Newco Interests to be received in exchange for such Bitcoin will be valued at the Closing Bitcoin Price, and the CEPO Board considered that the share price of Pubco Class A Stock after Closing is likely to be highly correlated to the price of Bitcoin. As a result, any decrease in the price of Bitcoin after Closing could result in a decrease in the share price of Pubco Class A Stock after Closing. If the price of Bitcoin decreases after Closing to be less than the Closing Bitcoin Price, then any CEPO Shareholders who choose not to redeem their Public Shares may receive shares of Pubco Class A Stock that are worth less after Closing than the redemption price they would have received if they redeemed their Public Shares in connection with the Business Combination. As part of this review, the CEPO Board considered the potential impact of the price of Bitcoin and the illustrative enterprise value to Bitcoin market value multiple on Pubco’s share price. See the risk factor entitled “The trading price of shares of Pubco Class A Stock after Closing are likely to be highly correlated to the price of Bitcoin which is volatile and can rise and fall rapidly and quickly and there is no guarantee that the price of Bitcoin after Closing will be greater than the Closing Bitcoin Price or the trading price of Pubco Class A Stock will be higher than the redemption price that Public Shareholders would have received if they redeemed their Public Shares” for an illustration.

•        Macroeconomic Risks Generally.    Macroeconomic uncertainty, including the potential impact of the potential tariffs to be instituted by the United States government, and the effects they could have on the price of Bitcoin and Pubco’s potential financial performance.

•        Regulatory Risks with respect to Bitcoin.    Government regulation of cryptocurrencies is evolving and changes in regulation, including tax policy or as a result of any change in administrations or regulators following any future elections, could impact the value of Bitcoin and the value of Pubco.

•        Competition in Pubco’s Industry.    Due to the premium to net asset value of Bitcoin owned of other public companies that are pursuing Bitcoin treasury strategies, many other parties have sought and will continue to seek to follow and adopt such strategies. This increased number of companies could make it more difficult or expensive for Pubco to, among other things, pursue its strategy of raising funds through public offerings of securities to purchase more Bitcoin for its corporate treasury.

•        Risks in Pubco’s Business Plan, which Business Plan May Not be Achieved.    Pubco does not have significant operations prior to Closing to evaluate. Pubco may not be successful in building its Bitcoin holdings or in building the ancillary Bitcoin related services it intends to launch as it builds its Bitcoin holdings. Further, Pubco’s other businesses may not generate sufficient cash flows to cover all of Pubco’s expenses. In addition, Pubco may encounter unforeseen expenses, difficulties, complications, delays and other unknown events that may cause its costs to exceed its expectations.

•        Management Team of Pubco.    Pubco’s chief executive officer and chief investment officer hold the same positions at Blockstream Corporation Inc. (“Blockstream”), a Bitcoin infrastructure company developing technologies that enhance Bitcoin’s security, usability and scalability. There is no requirement regarding the amount of time at Pubco’s chief executive officer and chief investment officer spend on Pubco versus the time they spend on Blockstream and there is no limitation on Pubco’s ability to engage in transactions with Blockstream. In addition, neither of Pubco’s chief executive officer and chief investment officer have experience managing a public company. Further, Pubco will have limited employees. There are no assurances that Pubco will be able to successfully put in place the financial, operational, legal and managerial resources necessary to perform the functions of a public company.

•        No Fairness Opinion/Valuation.    Newco has no operating history and the volatile nature of the price of Bitcoin makes it difficult to evaluate Pubco’s future prospects. Newco’s lack of operating history also makes it difficult to accurately forecast its future results of operations, which are subject to numerous uncertainties as further described herein. In addition, CEPO did not obtain a fairness opinion (or any similar report or appraisal) in connection with the Business Combination. As a result, there is a risk that the CEPO Board may not have properly valued Newco’s business.

•        Shares Available for Sale/Lock-Ups.    The shares of Pubco Class A Stock to be issued to (i) the CEPO Equity PIPE Investors in exchange for the CEPO Equity PIPE Shares are not subject to any lock-up, (ii) certain Private Placement Investors upon conversion of any Convertible Notes or Preferred Stock or in exchange for Newco Exchange Interests are not subject to any lock-up, (iii) the Sponsor in exchange for the CEPO Private Placement Shares are subject to a 30-day lock-up, and (iv) the Sponsor in exchange for its CEPO Founder Shares and the Seller in the Newco Merger are subject to a one year lock-up, subject to the exceptions described in this proxy statement/prospectus. To the extent not registered pursuant to this proxy statement/prospectus, Pubco is required to register such shares of Pubco Class A Stock promptly after Closing. Pubco is also required promptly after Closing to register the Convertible Notes, the Preferred Stock and the shares of Pubco Class A Stock underlying the Convertible Notes and Preferred Stock. Upon the registration of such shares of Pubco Class A Stock and, where applicable, exchange of securities convertible into Pubco Class A Stock, and upon the expiration of any applicable lock-up, a substantial number of shares of Pubco Class A Stock may become available for sale, which could have a negative impact on Pubco’s share price.

•        Securities Exchange Listing.    The potential inability of Pubco to obtain an initial listing and maintain the listing of Pubco Class A Stock on Nasdaq or any other securities exchange following the Closing.

•        Closing Conditions.    Completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within CEPO’s control, such as the funding of the Private Placement Investments by the Private Placement Investors and completion of the Contribution.

•        CEPO Shareholders Holding a Minority Position in Pubco.    CEPO Shareholders will hold a minority ownership position in Pubco following completion of the Business Combination, with existing Public Shareholders owning approximately 5.1% of the issued and outstanding shares of Pubco Class A Stock after Closing, assuming, among other things, that (i) no Public Shareholders exercise their redemption rights with respect to their Public Shares upon completion of the Business Combination, (ii) all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements, (iii) the shares of Pubco Stock issued to the Seller in the Newco Merger and the CEP Class A Ordinary Shares and Newco Interests issued to certain Private Placement Investors in exchange for contributions of 5,021.11 Bitcoin are, in each case, issued based on a Closing Bitcoin Price of $110,077.73, (iv) no Convertible Notes or shares of Preferred Stock are converted into shares of Pubco Class A Stock, (v) all Newco Exchange Interests are exchanged for shares of Pubco Class A Stock and (vi) that no shares of Pubco Stock are issued pursuant to the Incentive Plan.

•        Control of Pubco by the Seller.    Pubco will have two classes of shares after Closing, with Pubco Class A Stock having no voting rights (except as required by applicable law) until all shares of Pubco Class B Stock are cancelled, and Pubco Class B Stock having voting rights. Once all shares of Pubco Class B Stock are canceled, holders of Pubco Class A Stock will acquire full voting rights. CEPO Shareholders will receive shares of Pubco Class A Stock in the CEPO Merger and only the Seller and its permitted transferees will be permitted to own shares of Pubco Class B Stock. As a result, Pubco will be a controlled company under Nasdaq listing standards after Closing, with all decisions of Pubco being controlled by the Seller. Accordingly, Public Shareholders will not participate in the governance of Pubco after Closing and will be subject to the decisions of the Seller, as Pubco’s controlling shareholder. If Public Shareholders are unhappy with any decisions made, including with respect to affiliate transactions for which there are no limitations, they will only be able to sell their shares of Pubco Class A Stock, potentially at a loss. For additional information relating to limitations on affiliate transactions, see the section of this proxy statement/prospectus entitled “Description of Pubco Securities.”

•        Sponsor Incentives.    The Sponsor and its affiliates may be incentivized to complete the Business Combination, or an alternative initial business combination with a less favorable company or on terms less favorable to CEPO Shareholders, rather than to liquidate (in which case the Sponsor would lose its entire investment in CEPO). As a result, the Sponsor may have a conflict of interest in determining whether the Business Combination is an appropriate transaction to be consummated by CEPO and/or in evaluating the terms of the Business Combination.

•        Litigation/CEPO Shareholder Actions.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination, including that CEPO Shareholders may object to and challenge the Business Combination and take action that may prevent or delay the Closing.

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination including those payable to CF&Co.

•        Redemptions.    The risk that a significant number of holders of Public Shares would exercise their redemption rights, thereby depleting the amount of cash available in the Trust Account to fund Pubco’s business after the Business Combination and reducing Pubco’s public “float” and the liquidity of the trading market for Pubco Class A Stock upon Closing.

In addition to considering the factors described above, the CEPO Board also considered that:

•        Interests of Certain Persons.    The Sponsor, its affiliates and certain executive officers and directors of CEPO, as individuals, may have interests in the Business Combination that are in addition to, and that may be different from (and may conflict with), the interests of CEPO Shareholders (see section entitled “The Business Combination Proposal — Interests of the Sponsor and CEPO’s Directors and Executive Officers

in the Business Combination”). CEPO’s independent directors on the CEPO Audit Committee reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the CEPO Audit Committee, the Business Combination Agreement and the transactions contemplated therein.

•        Differing Returns.    The Sponsor paid $25,000, or approximately $0.005 per share, for the CEPO Founder Shares (of which it currently holds 5,000,000, 2,500,000 of which the Sponsor has agreed to surrender, for no consideration, immediately prior to, and subject to the consummation of, the CEPO Merger), which such CEPO Founder Shares (after accounting for the share surrender), if unrestricted and freely tradeable, would be valued at approximately $36,800,000, based on the closing price of CEPO Class A Ordinary Shares of $14.72 on July 15, 2025, the business day before the CEPO Board approved the Business Combination. Such shares will be worthless if a business combination is not consummated. The Sponsor and its affiliates can earn a positive rate of return on their investment even if Public Shareholders experience a negative return following the consummation of the Business Combination.

After considering the foregoing, the CEPO Board concluded, in its business judgment, that the potential benefits to CEPO and the CEPO Shareholders relating to the Business Combination outweighed the potentially negative factors and risks relating to the Business Combination.

Recommendation to CEPO Shareholders

The CEPO Board has determined that the Business Combination Proposal and each of the other Proposals are in the best interests of CEPO and the CEPO Shareholders and unanimously recommends that CEPO Shareholders vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” the Organizational Documents Proposals, “FOR” the Nasdaq Proposal and “FOR” the Adjournment Proposal, if presented.

For more information about the CEPO Board’s recommendation and the Proposals, see the sections entitled “Extraordinary General Meeting of CEPO Shareholders — Recommendation of the CEPO Board” and “The Business Combination Proposal — CEPO Board’s Reasons for Approval of the Business Combination.”

Sources and Use of Funds for the Business Combination

The following table summarizes the anticipated sources and uses of funds in the Business Combination, in various redemptions scenarios. Such tables are for illustrative purposes only. Where actual amounts are not known or knowable, the figures below represent good faith estimates of such amounts.

The following table summarizes the sources and uses for funding the Business Combination. The tables below reflect the “No Redemptions,” “25% Redemptions,” “50% Redemptions,” “75% Redemptions” and “100% Redemptions” scenarios described in the section entitled “Questions and Answers About the Proposals — Q. What equity stake will current Public Shareholders, the Private Placement Investors, the Sponsor and the Seller hold in Pubco immediately after the completion of the Business Combination and the Private Placement Investments?”

Assuming No Redemptions
Sources (in millions)		Uses (in millions)
Cash in the Trust Account	$204.0	Bitcoin Purchases	$1,113.1
Convertible Notes Private Placement Proceeds	574.7	CEPO BTC Equity PIPE Proceeds	459.7
Preferred Stock Private Placement Proceeds	256.6	Newco Private Placement Proceeds	93.0
CEPO Cash Equity PIPE Proceeds	400.0	Redemptions	—
CEPO BTC Equity PIPE Proceeds	459.7	Transaction expenses	85.2
Newco Private Placement Proceeds	93.0	Cash to Balance Sheet	237.0
Total Sources	$1,988.1	Total Uses	$1,988.1

Assuming 25% Redemptions
Sources (in millions)		Uses (in millions)
Cash in the Trust Account	$204.0	Bitcoin Purchases	$1,113.1
Convertible Notes Private Placement Proceeds	574.7	CEPO BTC Equity PIPE Proceeds	459.7
Preferred Stock Private Placement Proceeds	256.6	Newco Private Placement Proceeds	93.0
CEPO Cash Equity PIPE Proceeds	400.0	Redemptions	51.0
CEPO BTC Equity PIPE Proceeds	459.7	Transaction expenses	85.2
Newco Private Placement Proceeds	93.0	Cash to Balance Sheet	186.0
Total Sources	$1,988.1	Total Uses	$1,988.1
Assuming 50% Redemptions
Sources (in millions)		Uses (in millions)
Cash in the Trust Account	$204.0	Bitcoin Purchases	$1,113.1
Convertible Notes Private Placement Proceeds	574.7	CEPO BTC Equity PIPE Proceeds	459.7
Preferred Stock Private Placement Proceeds	256.6	Newco Private Placement Proceeds	93.0
CEPO Cash Equity PIPE Proceeds	400.0	Redemptions	102.0
CEPO BTC Equity PIPE Proceeds	459.7	Transaction expenses	85.2
Newco Private Placement Proceeds	93.0	Cash to Balance Sheet	135.0
Total Sources	$1,988.1	Total Uses	$1,988.1
Assuming 75% Redemptions
Sources (in millions)		Uses (in millions)
Cash in the Trust Account	$204.0	Bitcoin Purchases	$1,113.1
Convertible Notes Private Placement Proceeds	574.7	CEPO BTC Equity PIPE Proceeds	459.7
Preferred Stock Private Placement Proceeds	256.6	Newco Private Placement Proceeds	93.0
CEPO Cash Equity PIPE Proceeds	400.0	Redemptions	153.0
CEPO BTC Equity PIPE Proceeds	459.7	Transaction expenses	85.2
Newco Private Placement Proceeds	93.0	Cash to Balance Sheet	84.0
Total Sources	$1,988.1	Total Uses	$1,988.1
Assuming 100% Redemptions
Sources (in millions)		Uses (in millions)
Cash in the Trust Account	$204.0	Bitcoin Purchases	$1,113.1
Convertible Notes Private Placement Proceeds	574.7	CEPO BTC Equity PIPE Proceeds	459.7
Preferred Stock Private Placement Proceeds	256.6	Newco Private Placement Proceeds	93.0
CEPO Cash Equity PIPE Proceeds	400.0	Redemptions	204.0
CEPO BTC Equity PIPE Proceeds	459.7	Transaction expenses	85.2
Newco Private Placement Proceeds	93.0	Cash to Balance Sheet	33.0
Total Sources	$1,988.1	Total Uses	$1,988.1

Certain Material U.S. Federal Income Tax Considerations

For a description of certain material U.S. federal income tax consequences of the Business Combination, the exercise of redemption rights in respect of Public Shares and the ownership and disposition of shares of Pubco Class A Stock, see the section entitled “U.S. Federal Income Tax Considerations.”

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, CEPO will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the current members of Newco having a majority of the voting power of Pubco upon the Closing, Newco senior management comprising all of the senior management of Pubco, and Newco’s operations comprising the ongoing operations of Pubco. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Newco issuing shares for the net assets of CEPO, accompanied by a recapitalization. The net assets of CEPO will be stated at historical cost, with no goodwill or other intangible assets recorded. As a result, any transaction costs incurred to effect the recapitalization represent costs related to issuing equity and raising capital that are recognized as a reduction to the total amount of equity raised through the Private Placement Subscription Agreements and the Preferred Stock Subscription Agreements rather than an expense recorded as incurred. Debt issuance costs related to the Convertible Notes are to be expensed as incurred as the fair value option has been elected for the convertible debt. Operations prior to the Business Combination will be those of Newco.

Emerging Growth Company

Upon consummation of the Business Combination, Pubco will be an “emerging growth company” as defined in the JOBS Act. Pubco will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the Closing of the Business Combination, (b) in which Pubco has total annual gross revenue of at least $1.235 billion or (c) in which Pubco is deemed to be a large accelerated filer, which means the market value of shares of Pubco Stock held by non-affiliates exceeds $700 million as of the last business day of Pubco’s prior second fiscal quarter, and (ii) the date on which Pubco issued more than $1.0 billion in non-convertible debt during the prior three-year period. Pubco intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies that are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that Pubco’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Pubco has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Pubco, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Pubco’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used. See “Risk Factors — Risks Related to Being a Public Company — Pubco will be an “emerging growth company.” The reduced public company reporting requirements applicable to emerging growth companies may make Pubco Class A Stock less attractive to investors.”

Controlled Company

After the consummation of the Transactions, Pubco will be a “controlled company” under the Nasdaq Rules. See “Risk Factors — Risks Related to Ownership of Pubco Stock following the Business Combination — Pubco expects to qualify as a controlled company under applicable securities exchange rules and expects to avail itself of applicable exemptions from the corporate governance requirements thereof.”

Regulatory Matters

The Business Combination and the transactions contemplated by the Business Combination Agreement are not subject to any additional federal or state regulatory requirement or approval, except for (i) filings with the Registrar of Companies of the Cayman Islands necessary to effectuate the CEPO Merger, which will be filed on behalf of CEPO and CEPO Merger Sub with the Registrar of Companies of the Cayman Islands and (ii) filings with the Secretary of State of the State of Delaware (“Delaware Secretary of State”) necessary to effectuate the Newco Merger, which will be filed on behalf of BSTR and Newco Merger Sub with the Delaware Secretary of State upon the approval of the Business Combination Proposal and satisfaction of all other conditions not waived by the applicable parties under the Business Combination Agreement.

Conditions to Closing of the Business Combination

Under the Business Combination Agreement, the obligations of the parties to consummate (or cause to be consummated) the Transactions are subject to the satisfaction or waiver (where permissible) of a number of conditions:

Mutual Conditions to Obligations of All Parties (subject to written waiver by Seller and CEPO where permissible):

•        the receipt of the Required Shareholder Approval from CEPO Shareholders;

•        the consummation of the Transactions not being prohibited by applicable law;

•        the effectiveness of the Registration Statement;

•        the shares of Pubco Class A Stock having been approved for listing on Nasdaq, the New York Stock Exchange or another national securities exchange; and

•        the Private Placement Investments having been fully funded in accordance with the respective PIPE Subscription Agreements.

Conditions to Obligations of Newco, Pubco, CEPO Merger Sub and the Seller (subject to written waiver by the Seller where permissible):

•        the representations and warranties of CEPO being true and correct, subject to the applicable materiality standards contained in the Business Combination Agreement;

•        material compliance by CEPO with its applicable pre-closing covenants;

•        there having been no occurrence of a Material Adverse Effect with respect to CEPO since the date of the Business Combination Agreement which is continuing and uncured; and

•        the Sponsor having performed in all material respects its obligations required under the Sponsor Support Agreement.

Conditions to Obligations of CEPO and the CEPO Subsidiaries (subject to written waiver by CEPO where permissible):

•        the representations and warranties of Newco, Pubco, CEPO Merger Sub and the Seller being true and correct, subject to the applicable materiality standards contained in the Business Combination Agreement;

•        material compliance by Newco, Pubco, CEPO Merger Sub and the Seller with their respective pre-closing covenants;

•        no occurrence of a Material Adverse Effect with respect to Newco or Pubco; and

•        completion of the Contribution.

Pursuant to the Business Combination Agreement, “Material Adverse Effect” with respect to any specified party is any fact, event, occurrence, change, or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (i) the business, assets, liabilities, results of operations, prospects, or condition (financial or otherwise) of such party and its subsidiaries, taken as a whole, or (ii) the ability of such party or any of its subsidiaries to consummate the transactions contemplated by Business Combination Agreement or the Ancillary Agreements to which it is a party or bound or to perform its obligations under such documents; provided, however, that with respect to point (i), the following changes or effects (by themselves or when aggregated with others) are not considered a Material Adverse Effect:

(a)     general changes in financial or securities markets (including interest rates) or general economic or political conditions in the country or region where the party or its subsidiaries do business;

(b)    changes, conditions, or effects that generally affect the industries or markets in which the party or its subsidiaries principally operate;

(c)     changes in the price or trading volume of Bitcoin (provided that the underlying cause of any such event, occurrence, change or effect in the price or trading volume may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception);

(d)    any proposal, enactment, or change in interpretation of, or any other change in, applicable laws, IFRS, GAAP, or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such party and its subsidiaries principally operate;

(e)     conditions caused by acts of God, natural disasters, terrorism, war (whether or not declared), escalation of hostilities, geopolitical conditions, local, national or international political conditions or any outbreak or continuation of an epidemic or pandemic or the effects of governmental actions or Laws in response to them;

(f)     the taking of any action required by the Business Combination Agreement or any Ancillary Agreement; and

(g)    any failure by the party and its subsidiaries to meet internal or published budgets, projections, forecasts, or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception).

The exceptions in letters (a), (b), (d), (e) and (g) above will be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate and adverse effect on such party or any of its subsidiaries compared to similarly situated participants in the industries in which such party or any of its subsidiaries primarily conducts its businesses.

Notwithstanding the foregoing, for CEPO, the number of CEPO Ordinary Shares redeemed in connection with the Business Combination or the failure to obtain the Required Shareholder Approval shall not, in and of itself, be deemed a Material Adverse Effect on or with respect to CEPO; provided that the underlying causes of any such redemptions or failure to obtain the Required Shareholder Approval may be considered if not otherwise excluded by another exception and provided, further, with respect to the failure to obtain the Required Shareholder Approval, that the CEPO has not violated its obligations under this Agreement in connection with obtaining such Required Shareholder Approval.

No Solicitation

During the Interim Period, the parties agreed not to solicit, encourage or engage in discussions regarding any Acquisition Proposal or Alternative Transaction outside the transactions contemplated by the Business Combination Agreement. The parties also agreed not to provide non-public information or enter into any agreements related to such proposals. If any party receives an Acquisition Proposal, such party is expected to promptly notify the other parties and keep them informed of any developments.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the Parties, which will not survive the Closing. Many of the representations and warranties are qualified by materiality or Material Adverse Effect.

CEPO made representations relating to, among other things, CEPO’s and the CEPO Subsidiaries’ organization or incorporation (as applicable), good standing and qualification to do business, CEPO’s and the CEPO Subsidiaries’ corporate authority, governmental and regulatory consents necessary in connection with the Business Combination, absence of conflicts and certain changes, CEPO’s and the CEPO Subsidiaries’ capitalization, proper filings with the SEC, no litigation, compliance with applicable laws, permits, taxes and returns, employees and employee benefit plans, properties, material contracts, transactions with affiliates, finders and brokers, certain business practices, insurance, Trust Account.

Pubco made representations relating to, among other things, Pubco’s and CEPO Merger Subs’s organization or incorporation (as applicable), good standing, qualification to do business, corporate authority, governmental and regulatory consents necessary in connection with the Business Combination, absence of conflicts and certain changes, capitalization, finders and brokers, ownership of Pubco Stock and Pubco and CEPO Merger Sub’s activities.

Newco made representations relating to, among other things, organization, good standing and qualification to do business, Newco’s corporate authority, governmental and regulatory consents necessary in connection with the Business Combination, absence of certain changes, title to assets, employee benefit plans, certain business practices, Newco’s activities and finders and brokers.

The Seller made representations relating to, among other things, incorporation, good standing, qualification to do business, corporate authority, governmental and regulatory consents necessary in connection with the Business Combination, absence of conflicts, ownership, investment representations and finders and brokers.

Covenants

The Business Combination Agreement contains covenants, including, among others, providing for (i) Newco, Pubco and CEPO Merger Sub to not to take certain corporate actions without the prior written consent of CEPO during the period between signing and the Closing, (ii) CEPO to conduct its business in the ordinary course consistent with past practice and refrain from specified actions without the prior written consent of the Seller, (iii) the parties not to solicit or engage in discussions regarding alternative transactions, (iv) Pubco and CEPO, with the assistance of Newco, to prepare and Pubco and Newco to file the Registration Statement as soon as practicable following Newco’s completion of its audited financial statements, and (v) CEPO and Pubco to take all reasonable and necessary actions to obtain shareholder approval and complete the Business Combination. See the section entitled “The Business Combination — Covenants” for more information.

Risk Factors

In evaluating the proposals to be presented at the Meeting, CEPO Shareholders should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.” These risks are summarized below.

Risks Related to the Business and Strategy of Pubco

•        BSTR has no operating history and has not yet produced any revenues, which make it difficult to evaluate Pubco’s business and future prospects, and Pubco may not be able to achieve or maintain profitability in any given period.

•        We plan develop or enter into partnerships for end-to-end financial and technology infrastructure, as well as promote Bitcoin literacy and policy dialogue through educational content and initiatives. We have not previously engaged in these business lines, and growing these operations could be difficult for us, including, without limitation, due to operational challenges and significant competition.

•        Pubco may not be able to successfully execute its business strategies.

•        We expect to seek to build a dedicated platform that sources and oversees external Bitcoin investment managers, which could be subject to regulation. We have not previously engaged in similar business lines and we may be unable to implement our business plan, including, without limitation, due to operational challenges, significant competition and regulation.

•        We may seek to grow our business through minority investments, joint ventures and acquisitions, which could divert management’s attention and otherwise disrupt our operations and harm our operating results. We may fail to acquire or invest in companies whose market power or technology could be important to the future success of our business.

•        Pubco’s operating results, revenues and expenses may significantly fluctuate, including due to the highly volatile nature of Bitcoin, which could have an adverse effect on the market price of Pubco Class A Stock.

•        Our Bitcoin acquisition strategy exposes us to various risks associated with Bitcoin.

•        A significant decrease in the market value of our Bitcoin holdings could adversely affect our ability to satisfy our financial obligations.

•        Pubco will operate in a highly competitive environment and will compete against companies and other entities with similar strategies, including companies with significant Bitcoin holdings and ETFs and ETPs for Bitcoin and other digital assets, and Pubco’s business, operating results and financial condition may be adversely affected if Pubco is unable to compete effectively.

•        We may suffer losses due to abrupt and erratic market movements.

•        The emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the price of Bitcoin and adversely affect Pubco’s business.

•        Pubco will be highly dependent on the services of Dr. Adam Back and Sean Bill, who will be our Chief Executive Officer and our Chief Investment Officer respectively.

•        Pubco’s Bitcoin holdings will be less liquid than its cash and cash equivalents and may not be able to serve as a source of liquidity for Pubco.

•        Pubco will face risks relating to the custody of its Bitcoin, including the loss or destruction of private keys required to access our Bitcoin and cyberattacks or other data loss relating to our Bitcoin. If Pubco or its third-party service providers, including             , experience a security breach or cyberattack and unauthorized parties obtain access to Pubco’s Bitcoin, or if Pubco’s private keys are lost or destroyed, or other similar circumstances or events occur, including the ability to reverse engineer private keys, Pubco may lose some or all of its Bitcoin and Pubco’s financial condition and results of operations could be materially adversely affected.

•        Our limited insurance protection exposes us and our shareholders to the risk of loss of our Bitcoin for which no person is liable.

•        The accounting treatment of our Bitcoin holdings are likely to have significant accounting impacts, including volatility of our results. If financial accounting standards undergo significant changes, our operating results could fluctuate.

•        Bitcoin and other digital assets are novel assets, which will expose Pubco to significant legal, commercial, regulatory and technical uncertainty, which could materially adversely affect Pubco’s financial position, operations and prospects.

•        The regulatory environment for digital assets in the United States and globally remains highly uncertain and is evolving rapidly. U.S. policymakers are only beginning to define a comprehensive regulatory framework for digital assets. As a result, Pubco may face challenges in adapting to proposed or newly enacted laws and regulations, which could materially and adversely affect its business, financial condition and operations.

•        Bitcoin’s status as a product that may be offered and sold as a “security” in any relevant jurisdiction, as well as the status of Bitcoin-related products, and services in general, is subject to uncertainty, and if Pubco is unable to properly characterize such product or service offering, Pubco may be subject to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect Pubco’s business, operating results and financial condition.

•        Regulatory changes classifying Bitcoin as a “security” could lead to Pubco’s classification as an “investment company” under the Investment Company Act and could adversely affect the market price of Bitcoin and the market price of shares of Pubco Class A Stock.

•        Pubco will not be subject to the same legal and regulatory obligations, including certain compliance and reporting obligations intended to protect investors, that apply to investment companies such as mutual funds and ETFs, or to obligations applicable to investment advisers.

•        Due to the unregulated nature and lack of transparency surrounding the operations of many Bitcoin trading venues, Bitcoin trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in Bitcoin trading venues and adversely affect the value of Pubco’s Bitcoin holdings.

•        Pubco may be unable to recognize the economic benefit of a “fork” or an “airdrop,” which could adversely impact an investment in Pubco.

•        In the ordinary course of business managing its Bitcoin holding as a Bitcoin treasury company, Pubco may purchase Bitcoin through spot markets which may be exposed to fraud and market manipulation, including through front running and wash trading, which may adversely affect the value of the shares of Pubco Class A Stock.

•        Bitcoin is susceptible to various types of malicious attacks, including a “51% attack” and such an attack, even temporarily, could adversely impact the price of Bitcoin and the value of the shares of Pubco Class A Stock.

•        Although Pubco will have relevant due diligence procedures at Closing regarding anti-money laundering (“AML”) and know-your-customer (“KYC”), these procedures may fail to prevent illegal transactions, which could subject Pubco to criminal and civil liabilities and impact the value of the shares of Pubco Class A Stock.

Risks Related to Being a Public Company

•        The market price of Pubco Class A Stock may be volatile and decline materially as a result of volatility in Bitcoin or the digital asset markets generally, or for other reasons. You should be aware that you may lose some or all of your investment.

•        A substantial part of Pubco’s assets following the Business Combination will be its Bitcoin holdings and cash and cash equivalents from the proceeds of the Business Combination and the Private Placement Investments not invested in Bitcoin. Although Pubco is expected to have certain other operations, Pubco will depend on such retained cash and cash equivalents to pay its debts and other obligations.

•        Pubco’s ability to timely raise capital in the future may be limited, or may be unavailable on acceptable terms, if at all. Pubco’s failure to raise capital when needed could harm its business, operating results and financial condition.

•        The issuance of additional shares or convertible securities by Pubco could make it difficult for another company to acquire Pubco, may dilute the ownership of Pubco shareholders and could adversely affect the price of Pubco Class A Stock.

•        Future resales of Pubco Class A Stock after the consummation of the Business Combination may cause the market price of Pubco’s securities to drop significantly, even if Pubco’s business is doing well.

•        Pubco will incur significant costs post-Business Combination as a result of being a public company, including additional legal, accounting, insurance and other expenses, as well as costs associated with public company reporting requirements.

•        Pubco’s management team is expected to have limited experience managing and operating a U.S. public company.

•        Pubco and Newco have identified internal control deficiencies which result in material weaknesses in its internal control over financial reporting which, if not corrected, could affect the reliability of Pubco’s and Newco’s consolidated financial statements, and have other adverse consequences.

•        Pubco’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it following consummation of the Business Combination could have a material adverse effect on its business, financial condition, results of operations, cash flow and prospects.

•        Pubco will be an “emerging growth company.” The reduced public company reporting requirements applicable to emerging growth companies may make Pubco Class A Stock less attractive to investors.

•        If securities or industry analysts do not publish research or reports about Pubco’s business or publish negative reports, the market price of Pubco Class A Stock could decline.

•        Pubco may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities. These matters are often expensive and time consuming, and, if resolved adversely, could harm Pubco’s business, financial condition and operating results.

Risks Related to the Business Combination

•        The market price of shares of Pubco Class A Stock after the Business Combination will be affected by factors different from those currently affecting the market price of CEPO Class A Ordinary Shares.

•        The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

•        The Business Combination Agreement contains provisions that limit CEPO from seeking an alternative business combination. If the Business Combination is not completed, those restrictions may make it harder for CEPO to complete an alternate business combination before the end of the Combination Period.

•        The trading price of shares of Pubco Class A Stock after Closing are likely to be highly correlated to the price of Bitcoin which is volatile and can rise and fall rapidly and quickly and there is no guarantee that the price of Bitcoin after Closing will be greater than the Closing Bitcoin Price or the trading price of Pubco Class A Stock will be higher than the redemption price that Public Shareholders would have received if they redeemed their Public Shares.

•        Neither CEPO nor the CEPO Shareholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total consideration for the CEPO Merger in the event that any of the representations and warranties in the Business Combination Agreement made by Pubco or BSTR or any other party thereto ultimately proves to be inaccurate or incorrect.

•        The value of the CEPO Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of shares of Pubco Class A Stock at such time is substantially less than $10.00 per share, which may create an economic incentive for the CEPO management team to pursue and consummate the Business Combination which differs from the Public Shareholders.

•        The “net cash” per Public Share not being redeemed will be less than the redemption price.

•        Public Shareholders who do not redeem their Public Shares will experience substantial and immediate dilution upon Closing of the Business Combination as a result of the CEPO Class B Ordinary Shares held by the Sponsor, since the value of the CEPO Class B Ordinary Shares is likely to be substantially higher than the nominal price paid for them, as well as a result of the issuance of the shares of Pubco Stock in the Business Combination and the Private Placement Investments.

•        If Public Shareholders who wish to exercise their redemption rights in connection with the Business Combination fail to properly demand such redemption rights, they will not be entitled to convert their Public Shares into a pro rata portion of the Trust Account and will instead become shareholders of Pubco.

•        Public Shareholders will not have any rights or interests in funds from the Trust Account except under certain limited circumstances, which includes in connection with the consummation of the Business Combination. Therefore, for a Public Shareholder to liquidate their investment in CEPO prior to such times, a Public Shareholder may be forced to sell their Public Shares in the open market, potentially at a loss.

•        The ability of Public Shareholders to exercise redemption rights with respect to a large number of CEPO Class A Ordinary Shares may reduce proceeds available to Pubco after Closing, reduce the public “float” of shares of Pubco Class A Stock after Closing, reduce the liquidity of the trading market for the shares of Pubco Class A Stock after Closing, or make it difficult to obtain or maintain the quotation, listing or trading shares of Pubco Class A Stock on Nasdaq or another national securities exchange, and consequently may not allow the parties to complete the Business Combination, or optimize Pubco’s capital structure following the Business Combination.

•        Since the Sponsor and CEPO’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders, a conflict of interest may have existed in determining whether the Business Combination with Pubco and BSTR is appropriate as CEPO’s initial business combination. Such interests include that the Sponsor will lose its entire investment in CEPO if the Business Combination is not completed or any other business combination is not completed.

•        Neither the CEPO Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, CEPO Shareholders have no assurance from an independent source that the number of shares of Pubco Stock to be issued to the Seller and CEPO Shareholders in the Business Combination is fair to CEPO — and, by extension, CEPO Shareholders — from a financial point of view.

•        The parties to the Business Combination Agreement may waive one or more of the conditions to the Business Combination or certain of the other transactions contemplated by the Business Combination Agreement.

•        CEPO’s directors and officers will have discretion on whether to agree to changes or waivers in the terms of the Business Combination Agreement, and their interests in exercising that discretion may conflict with those of the CEPO Shareholders.

•        CEPO Shareholders who are not affiliated with the Sponsor may be exposed to greater risk as a result of becoming shareholders of Pubco through the Business Combination rather than acquiring shares of Pubco Class A Stock directly in an underwritten public offering as a result of the differences between the two transaction structures, including that the Business Combination did not involve an independent due diligence review by an underwriter and that the Sponsor has conflicts of interest in connection with the Business Combination.

•        If CEPO is deemed to be an investment company under the Investment Company Act, CEPO may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult for CEPO to complete the Business Combination.

•        CEPO has engaged CF&Co., who is an affiliate of the Sponsor, to act as its financial advisor in connection with the Business Combination, and CEPO and Pubco have engaged CF&Co. as the exclusive placement agent in connection with the Private Placement Investments. CEPO also previously engaged CF&Co. in connection with the CEPO IPO pursuant to the Business Combination Marketing Agreement. The Sponsor may therefore have additional financial interests in the completion of the Business Combination.

•        Members of CEPO’s management team and the CEPO Board have significant experience as founders, board members, officers, executives or employees of other companies. Certain of those persons, as well as CEPO’s affiliates, have been, may be, or may become, involved in litigation, investigations or other proceedings, including related to those companies or otherwise. The defense or prosecution of these matters could be time-consuming and could divert CEPO management’s attention, and may have an adverse effect on CEPO, which may impede CEPO’s ability to consummate the Business Combination.

•        Changes in laws or regulations (including the adoption of policies by governing administrations), or a failure to comply with any laws and regulations, may adversely affect CEPO’s business, including CEPO’s ability to complete the Business Combination.

•        If the Business Combination is not approved and CEPO does not consummate another initial business combination by the end of the Combination Period, then the Sponsor’s CEPO Ordinary Shares will become worthless and the expenses it has incurred will not be reimbursed. These interests may have influenced its decision to approve the Business Combination.

•        If third parties bring claims against CEPO, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by Public Shareholders could be less than $10.35 per share (based on the Trust Account balance as of July 31, 2025, and inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note in the applicable Redemption Event).

•        CEPO Shareholders may be held liable for claims by third parties against CEPO to the extent of distributions received by them.

•        CEPO’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Shareholders.

•        CEPO may not have sufficient funds to satisfy indemnification claims of its directors and officers.

•        Following the Business Combination, Pubco’s business activities may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations.

•        The Sponsor and CEPO’s directors and officers have entered into letter agreements with CEPO, and the Sponsor has entered into the Sponsor Support Agreement with CEPO and Pubco, in each case, which requires them to vote in favor of the Business Combination, regardless of how the Public Shareholders vote.

•        Because CEPO is seeking to obtain shareholder approval of the Business Combination, the Sponsor and CEPO’s directors and officers and their respective affiliates may elect to purchase Public Shares from Public Shareholders, subject to any limitations under Rule 14e-5 under the Exchange Act, which may influence the vote on the Business Combination and reduce the public “float” of CEPO Class A Ordinary Shares.

•        CEPO, BSTR, Seller will incur transaction costs in connection with the Business Combination.

Risks Related to Ownership of Pubco Stock Following the Business Combination

•        The Seller whose interests may conflict with yours, can individually exercise significant influence over Pubco. You will have no voting rights of Pubco Class A Stock except as required by the DGCL and the concentrated ownership of Pubco Stock may prevent you and other shareholders from influencing significant decisions in the very limited circumstances in which the DGCL will give you the right to vote and may prevent or discourage unsolicited acquisition proposals or offers for Pubco Stock, and that may adversely affect the trading price of Pubco Class A Stock.

•        The Seller, through its voting control of Pubco, is in a position to control actions that require shareholder approval and may make decisions that are adverse to other shareholders.

•        Securities of companies formed through mergers with SPACs such as Pubco may experience a material decline in price relative to the share price of the SPACs prior to such merger.

•        Volatility in Pubco’s share price could subject Pubco to securities class action litigation.

•        Since the completion of the CEPO IPO, there has been a precipitous drop in the market values of companies formed through mergers involving SPACs. Accordingly, securities of companies such as Pubco may be more volatile than other securities and may involve special risks.

•        Currently, there is no public market for the shares of Pubco Class A Stock. Public Shareholders cannot be sure about whether the shares of Pubco Class A Stock will develop an active trading market or whether Pubco is able to maintain the listing of Pubco Class A Stock in the future even if Pubco is successful in listing Pubco Class A Stock on Nasdaq or any other national securities exchange, which could limit investors’ ability to make transactions in shares of Pubco Class A Stock and subject Pubco to additional trading restrictions.

•        Reports published by analysts, including projections in those reports that differ from Pubco’s actual results, could adversely affect the price and trading volume of Pubco Stock.

•        Pubco may or may not pay cash dividends in the foreseeable future.

•        Pubco expects to qualify as a controlled company under applicable securities exchange rules and expects to avail itself of applicable exemptions from the corporate governance requirements thereof.

•        BSTR’s financial instruments are accounted for as derivative assets or liabilities and the changes in value of the derivative could have a material effect on our financial results and may have an adverse effect on the market price of the shares of the Pubco Class A Stock.

Risks Related to the Convertible Notes

•        Pubco’s indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the Convertible Notes and could have a further material adverse effect on our business, financial condition and results of operations.

•        Pubco may not be able to generate sufficient cash to service all of its indebtedness, including the Convertible Notes, and may be forced to take other actions to satisfy its obligations under its indebtedness, which may not be successful or be on commercially reasonable terms, which would materially and adversely affect Pubco’s financial position and results of operations and Pubco’s ability to satisfy its obligations under the Convertible Notes.

•        The Indenture contains terms which restrict Pubco’s current and future operations, particularly its ability to respond to changes or to take certain actions.

•        Our obligation to repurchase the Convertible Notes at the Convertible Notes Investors’ option could significantly strain our liquidity and financial condition.

•        The Indenture contains cross-default provisions that could result in the acceleration of all of Pubco’s indebtedness.

•        A lowering or withdrawal of the ratings assigned to Pubco’s debt securities by rating agencies, if any, may increase Pubco’s future borrowing costs and reduce its access to capital.

•        There may not be sufficient collateral securing the Convertible Notes to pay all or any portion of the Convertible Notes, including because the holders and lenders of other pari passu obligations may have pari passu liens on the collateral securing the Convertible Notes, and because there are circumstances other than repayment or discharge of the Convertible Notes under which the collateral will be released automatically, without holders’ consent or the consent of the trustee under the Indenture.

Risks Related to the Shares of Preferred Stock

•        The Preferred Stock will rank senior to the Pubco Class A Stock and will rank junior to our existing and future indebtedness, including the Convertible Notes.

•        We may not have sufficient funds to pay Regular Dividends in cash on the Preferred Stock, which could have an adverse effect on our financial condition, dilute the ownership of holders of Pubco Class A Stock and/or limit our ability to pay dividends on Pubco Class A Stock.

•        The Preferred Stock may, under limited circumstances, have the right to elect a director

•        Any future issuance of preference shares, preferred shares or additional shares of common stock could adversely affect the rights of holders of Pubco Class A Stock, which may negatively impact your investment in Pubco Class A Stock.

Risks Related to Taxation

•        Unrealized fair value gains on our Bitcoin holdings could cause us to become subject to the corporate alternative minimum tax under the Inflation Reduction Act of 2022.

Information About CEPO

CEPO is a blank check company incorporated in the Cayman Islands as an exempted company with limited liability on November 11, 2020. CEPO was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. CEPO Class A Ordinary Shares are currently listed on the Nasdaq Global Market under the symbol “CEPO.”

CEPO completed the CEPO IPO of 20,000,000 CEPO Class A Ordinary Shares on January 8, 2025, generating gross proceeds to CEPO of $200,000,000. Simultaneously with the closing of the CEPO IPO, CEPO completed the sale to the Sponsor of 500,000 CEPO Private Placement Shares at a purchase price of $10.00 per CEPO Private Placement Share in the CEPO Private Placement, generating gross proceeds to CEPO of $5,000,000. Following the closing of the CEPO IPO, a total of $200,000,000, comprised of the net proceeds from the CEPO IPO and the CEPO Private Placement, was placed in the Trust Account. As of July 31, 2025, the Trust Account balance was approximately $204.0 million. Since the CEPO IPO, CEPO’s activity has been limited to efforts toward locating and completing a suitable business combination.

The mailing address of CEPO’s principal executive office is 110 East 59th Street, New York, New York 10022 and its telephone number is (212) 938-5000. After the consummation of the Business Combination, CEPO will merge with and into CEPO Merger Sub and CEPO Merger Sub will continue to be a wholly owned subsidiary of Pubco.

For more information about CEPO, see the sections entitled “CEPO’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Information About CEPO.”

Information Related to BSTR and Pubco

BSTR and Pubco are formed and incorporated, respectively, in the State of Delaware.

Pubco’s and BSTR’s strategy is to offer public-market investors a differentiated, capital-efficient way to gain exposure to Bitcoin through the following three pillars of its business strategy (i) large-scale, programmatic accumulation of Bitcoin; (ii) active treasury management intended to compound Bitcoin per share over time and (iii) development and provision of services relating to Bitcoin-focused financial technology and infrastructure that we believe will expand the Bitcoin capital-markets opportunity set and provision of Bitcoin-related educational content and services.

Following the consummation of the Closing, Pubco’s common stock is expected to be listed on Nasdaq under the ticker symbol “BSTR.”

CEPO SUMMARY FINANCIAL INFORMATION

The following table sets forth selected historical financial information derived from (i) CEPO’s unaudited condensed financial statements as of June 30, 2025, and for the three and six months ended June 30, 2025 and 2024, and (ii) CEPO’s audited financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024 and 2023, included elsewhere in this proxy statement. You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CEPO” and the financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

Balance Sheets

	As of June 30, 2025 (Unaudited)	As of December 31, 2024 (Audited)	As of December 31, 2023 (Audited)
Cash	$25,000	$—	$—
Total Current Assets	$255,284	$—	$—
Cash and cash equivalents held in Trust Account	$203,315,677	$—	$—
Total Assets	$203,667,834	$217,609	$2,740
Notes payable – related party	$243,841	$134,240	$—
Total Liabilities	$330,661	$299,271	$—
Class A ordinary shares subject to possible redemption	$206,315,677	$—	$—
Total Shareholders’ Equity (Deficit)	$(2,978,504)	$(81,662)	$2,740
Total Liabilities, Commitments and Contingencies and Shareholders’ Equity (Deficit)	$203,667,834	$217,609	$2,740

Statements of Operations

	For the Three Months Ended June 30,		For the Six Months Ended June 30,		For the Years Ended December 31,
	2025 (Unaudited)	2024 (Unaudited)	2025 (Unaudited)	2024 (Unaudited)	2024 (Audited)	2023 (Audited)
Loss from operations	$(174,401)	$(43,302)	$(366,949)	(43,302)	$—	$—
Interest income on investments held in the Trust Account	2,129,729	—	3,315,677	—	—	—
Net income (loss)	$1,955,328	$(43,302)	$2,948,728	(43,302)	$(84,402)	$(3,472)

Weighted average number of ordinary shares outstanding:
Class A – Public shares	20,000,000	—	19,226,519	—	—	—
Class A – Private placement	500,000	—	480,663	—	—	—
Class B – Ordinary shares	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000

Basic and diluted net income (loss) per share:
Class A – Public shares	$0.08	$—	$0.12	—	$—	$—
Class A – Private placement	$0.08	$—	$0.12	—	$—	$—
Class B – Ordinary shares	$0.08	$(0.01)	$0.12	(0.01)	$(0.02)	$(0.00)

Statements of Cash Flows

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2025 (Unaudited)	2024 (Unaudited)	2024 (Audited)	2023 (Audited)
Cash Flow Data
Net cash provided by (used in) operating activities	$52,578	$—	$(134,240)	$—
Net cash used in investing activities	$(200,000,000)	$—	$—	$—
Net cash provided by financing activities	$199,972,422	$—	$134,240	$—

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. The unaudited pro forma condensed combined financial statements also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only.

The historical financial statements of Pubco have been prepared in accordance with U.S. GAAP and in its functional and presentation currency of the United States dollar (“USD”). The historical financial statements of Newco have been prepared in accordance with U.S. GAAP and in its functional and presentation currency of USD. The historical financial statements of CEPO have been prepared in accordance with U.S. GAAP in its functional and presentation currency of USD.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of Public Shares into cash:

•        Assuming No Redemptions:    This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares upon consummation of the Business Combination.

•        Assuming 100% Redemptions:    This presentation assumes that Public Shareholders holding 20,000,000 Public Shares exercise their redemption rights for $207.0 million in the aggregate upon consummation of the Business Combination at a redemption price of approximately $10.35 per share as of July 31, 2025 (inclusive of $0.15 per share to be funded pursuant to the Sponsor Note and which amount takes into account CEPO’s estimate of the amount that may be withdrawn to pay applicable taxes). The 100% Redemptions scenario reflects the maximum number of Public Shares that can be redeemed and includes all adjustments contained in the “No Redemptions” scenario and presents additional adjustments to reflect the effect of the 100% Redemptions scenario.

The following tables set out the Class A and Class B share ownership of Pubco on a pro forma basis assuming the No Redemptions scenario and the 100% Redemptions scenario:

	No Redemptions		100% Redemptions
Pro Forma Ownership	Number of Shares	Percent Outstanding	Number of Shares	Percent Outstanding
Newco Class A members	275,194,327	69.9%	275,194,327	73.7%
Public Shareholders	20,000,000	5.1%	—	—%
Sponsor(1)	3,500,000	0.9%	3,500,000	0.9%
CEPO Cash Equity PIPE Investors(2)	39,500,000	10.0%	39,500,000	10.6%
CEPO BTC Equity PIPE Investors	45,969,671	11.7%	45,969,671	12.3%
Newco Equity Investors(3)	9,301,568	2.4%	9,301,568	2.5%
Total shares of Pubco Class A Stock outstanding(4)	393,465,566		373,465,566

____________

(1)      Includes 500,000 shares of Pubco Class A Stock purchased by the Sponsor in the CEPO Equity PIPE.

(2)      Excludes 500,000 shares of Pubco Class A Stock purchased by the Sponsor in the CEPO Equity PIPE.

(3)      Assumes Newco Exchange Interests are exchanged for shares of Pubco Class A Stock.

(4)      Excludes 44,207,151 shares of Pubco Class A Stock issuable upon conversion of the Convertible Notes and 23,224,615 shares of Pubco Class A Stock issuable upon conversion of the shares of Preferred Stock, in each case, at the applicable conversion price of $13.00 per share.

	No Redemptions		100% Redemptions
	Number of Shares	Percent Outstanding	Number of Shares	Percent Outstanding
Newco Class B members	275,194,327	100%	275,194,327	100%
Total shares of Pubco Class B Stock outstanding	275,194,327		275,194,327

The following table sets out summary data derived from the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statements of operations. The summary unaudited pro forma condensed combined balance sheet as of July 31, 2025, gives effect to the Business Combination as if it had occurred on July 31, 2025. The summary unaudited pro forma condensed combined statements of operations for the seven months ended July 31, 2025, and for the year ended December 31, 2024, give effect to the Business Combination as if it had occurred on January 1, 2024.

	Pro Forma Combined
	No Redemptions Scenario	100% Redemptions Scenario
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Seven Months Ended July 31, 2025
Net income	$740,030,358	$740,030,358
Net income per share – basic	$1.88	$1.98
Weighted average shares outstanding – basic	393,465,566	373,465,566
Net income per share – diluted	$1.61	$1.68
Weighted average shares outstanding – diluted	460,897,332	440,897,332
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Year Ended December 31, 2024
Net income	$1,535,313,590	$1,535,313,590
Net income per share – basic	$3.90	$4.11
Weighted average shares outstanding – basic	393,465,566	373,465,566
Net income per share – diluted	$3.33	$3.48
Weighted average shares outstanding – diluted	460,897,332	440,897,332
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data as of July 31, 2025
Total assets	$4,688,368,848	$4,481,354,972
Total liabilities	$574,705,500	$574,705,500
Total equity	$4,113,663,348	$3,906,649,472

RISK FACTORS

The following risk factors may have a material adverse effect on the business, financial condition and results of operations of Pubco, BSTR and CEPO following the completion of the Business Combination. These risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to the business, prospects, financial condition and operating results of Pubco’s business, prospects, financial condition and operating results following the completion of the Business Combination. You should carefully consider the following risk factors in addition to the other information included or incorporated by reference in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements,” before deciding how to vote your shares of CEPO Ordinary Shares. Please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus. Pubco, BSTR and CEPO may face additional risks and uncertainties that are not presently known to them or that they currently deem immaterial, which may also impair Pubco’s business, prospects, financial condition or operating results. The following discussion should be read in conjunction with the consolidated financial statements of BSTR and the financial statements of CEPO and notes thereto included elsewhere in this proxy statement/prospectus. Throughout this section, unless otherwise indicated or the context otherwise requires, references to “we,” “us,” “our,” and other similar terms refer to Pubco prior to and/or after giving effect to the Business Combination.

Risks Related to the Business and Strategy of Pubco

BSTR has no operating history and has not yet produced any revenues, which make it difficult to evaluate Pubco’s business and future prospects, and Pubco may not be able to achieve or maintain profitability in any given period.

BSTR was formed as a Delaware limited liability company on July 14, 2025. BSTR has no operating history and the volatile nature of the price of Bitcoin, which will constitute a substantial part of our assets make it difficult to evaluate our future prospects. BSTR’s lack of operating history will also make it difficult to accurately forecast the future results of operations, which is subject to a number of uncertainties including Pubco’s ability to grow the value of its Bitcoin holdings, develop and implement its Bitcoin-focused infrastructure and educational content strategy, and the market size and growth opportunities in each of Pubco’s anticipated lines of business.

Pubco’s initial business strategy depends on, among other factors, its ability to raise capital to continue to acquire additional Bitcoin, to secure participation and contribution from Bitcoin holders through in-kind investments, to successfully apply financial trading strategies and risk-management techniques in its active management of its Bitcoin holdings, to develop or enter into partnerships for end-to-end Bitcoin-focused financial and technology infrastructure and create and promote Bitcoin-focused educational content. Pubco cannot guarantee its ability to raise additional capital, or to raise additional capital on favorable terms, which may adversely impact our business. See “Pubco’s ability to timely raise capital in the future may be limited, or may be unavailable on acceptable terms, if at all. Pubco’s failure to raise capital when needed could harm its business, operating results and financial condition.”

Pubco’s ability to generate cash flow initially will largely be dependent on the abovementioned factors, among others. Pubco’s business strategy may not be realized as quickly as hoped, or even at all. Further, even if we achieve growth, in future periods, that growth could slow or decline for a number of reasons, including, but not limited to, Bitcoin volatility, increased competition, digital coins that compete with and may result in a decline in utilization of Bitcoin or replace Bitcoin, our inability to develop, improve or effectively scale Bitcoin acquisition or develop or enter into partnerships for Bitcoin-related infrastructure or create and promote Bitcoin-focused educational content or improve or effectively provide related services and attract and retain relevant clientele, government regulation or Pubco’s failure, for any reason, to continue to take advantage of growth opportunities.

Bitcoin market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. There is no assurance that any estimates driving Bitcoin acquisition strategies will accurately reflect any particular level of revenue or growth prospects for Pubco.

We will encounter risks and difficulties as described in this section. If we do not manage these risks successfully, our business may be adversely impacted. If Pubco’s assumptions regarding these risks and uncertainties and its future growth are incorrect or change adversely, or if Pubco does not address these risks successfully, Pubco’s operating and financial results could differ materially from its expectations, and its business could suffer. If our revenue growth rate, when we are at a revenue generation stage, were to decline significantly or become negative, it could adversely affect our operating results and financial condition. If we are not able to achieve or maintain positive cash flow from operations, or if the price of Bitcoin declines significantly, our business may be adversely impacted and we may require additional financing, which may not be available on favorable terms or at all, may restrict the distribution of dividends or other payments to shareholders, or may be dilutive to our shareholders.

We plan develop or enter into partnerships for end-to-end financial and technology infrastructure, as well as promote Bitcoin literacy and policy dialogue through educational content and initiatives. We have not previously engaged in these business lines, and growing these operations could be difficult for us, including, without limitation, due to operational challenges and significant competition.

BSTR aims to develop or enter into partnerships for end-to-end financial and technology infrastructure — including enterprise-grade risk, custody, settlement and tokenization tools — to facilitate active Bitcoin treasury management for institutional users. A central pillar of Pubco’s mission will be to make Bitcoin management operationally straightforward, while meeting the same standards expected in traditional treasury operations. In tandem, we plan to promote Bitcoin literacy and policy dialogue through a “Bitcoin Educational Institute” to support informed adoption at both institutional and retail levels and to foster integration into evolving regulatory frameworks. The “Bitcoin Educational Institute” plans to create educational content calibrated for sovereigns, policymakers, investors, advisors and corporations.

Pubco and its management have not previously engaged in either of these business lines. The development of Bitcoin-related infrastructure and provision of related services and the creation and promotion of new educational content and initiatives may not be accepted by prospective customers. Brand identity, market reputation, product quality and our ability to innovate and create value-add products and services and match the pace of the rapidly evolving Bitcoin industry are all critical to our ability to acquire and retain prospective customers and partners and generate revenue. With respect to Bitcoin-related technology infrastructure, we expect to initially partner with leading institutions and technology providers in these areas and, over time, determine which functions are best suited for a captive in-house provision of these services, based on commercial traction and client demand. It is therefore critical to our success to be able to identify and retain such institutions and providers, as well as determine opportunities for in-house provision of related services. We may not be able to identify and retain all or any of such potential partners or realize any such opportunities, which could harm our business, operating results and financial condition. The development of Bitcoin-related technology and the transition from initial partnership with institutions and technology providers to captive in-house provision of related services could also prove to be capital-intensive. We also expect to seek to generate revenue based on prospective customers and partners utilizing educational content, so it is critical to our success that we identify such users in a cost-effective manner and that any future customers purchase our products and remain active in our offerings, all of which could prove to be challenging.

In addition, our efforts to develop or enter into partnerships for end-to-end financial and technology infrastructure and to create and promote educational content may be materially adversely affected by increased competition in the Bitcoin-related infrastructure market and Bitcoin education market. For further information on such markets and our potential competition, please see “Information Related to BSTR — Overview of the Bitcoin Industry and Market.”

Pubco may not be able to successfully execute its business strategies.

A significant part of Pubco’s strategy is Bitcoin acquisition and securing in-kind Bitcoin investments, however:

•        our acquisition strategy is susceptible to various risks associated with Bitcoin, including volatility;

•        we may compete with others to acquire Bitcoin or secure in-kind Bitcoin investments, and as competition increases, decreased availability or increased prices for acquisition could result;

•        we may experience difficulty in anticipating the timing and availability of Bitcoin acquisition;

•        we may experience difficulty in securing participation and contribution from Bitcoin holders through in-kind investments;

•        we may not be able to obtain further financing to fund any of our potential Bitcoin acquisitions or secure further Bitcoin contributions, on favorable terms or at all; and

•        we may not be able to generate the cash necessary to execute our Bitcoin acquisition strategy.

The occurrence of any of these factors could adversely affect our Bitcoin acquisition strategy.

Pubco also expects to develop or enter into partnerships for end-to-end Bitcoin-related financial and technology infrastructure and create and promote Bitcoin-related educational content, all of which are subject to significant risks. See “We plan develop or enter into partnerships for end-to-end financial and technology infrastructure, as well as promote Bitcoin literacy and policy dialogue through educational content and initiatives. We have not previously engaged in these business lines, and growing these operations could be difficult for us, including, without limitation, due to operational challenges and significant competition.”

We expect to seek to build a dedicated platform that sources and oversees external Bitcoin investment managers, which could be subject to regulation. We have not previously engaged in similar business lines and we may be unable to implement our business plan, including, without limitation, due to operational challenges, significant competition and regulation.

One of our long-term goals is to build a dedicated platform that sources and oversees external Bitcoin investment managers who deploy discretionary strategies across different durations (from very short to very long-term oriented holding strategies). Subject to market conditions and our policies, BSTR may allocate Bitcoin to approved managers and/or make the platform available to clients to access those managers. These activities are expected to be highly regulated, any failure to obtain or maintain necessary registrations and licenses or comply with any applicable laws, rules and regulations could adversely affect our ability to seek to achieve such goals. See “Risk Factors — Risks Related to the Business and Strategy of Pubco — Bitcoin’s status as a product that may be offered and sold as a “security” in any relevant jurisdiction, as well as the status of Bitcoin-related products, and services in general, is subject to uncertainty, and if Pubco is unable to properly characterize such product or service offering, Pubco may be subject to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect Pubco’s business, operating results and financial condition.” Heightened scrutiny by regulators could be detrimental to our long term strategy and failure to comply with regulators during and after our engagement in such activities could damage our brand, reputation, business, operating results and financial condition.

Further, Pubco has not previously engaged in such business lines, and may be unable to implement a business strategy to successfully achieve this goal. We cannot guarantee our success to deliver these services. The further development and acceptance of cryptocurrency networks and other cryptocurrencies financial services, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to predict and evaluate. Conversely, the slowing or stopping of the development or acceptance of digital asset systems may also adversely affect our ability to implement this business strategy.

Even if we are able to expand our operations to include such dedicated platform of investment managers, we cannot guarantee that we will convince future customers to use these services. If our future customers decrease their level of engagement with our products, services and platform, our business, operating results and financial condition may be adversely affected.

We may seek to grow our business through minority investments, joint ventures and acquisitions, which could divert management’s attention and otherwise disrupt our operations and harm our operating results. We may fail to acquire or invest in companies whose market power or technology could be important to the future success of our business.

In the future, we may seek to grow our business through minority investments, joint ventures and acquisitions where we believe such transactions have the potential to accelerate the expansion of our capabilities and Bitcoin accumulation. Pursuit of future potential acquisitions or investments may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not they are consummated. In addition, we have limited experience acquiring and integrating other businesses. We may be unsuccessful in integrating our acquired businesses or any additional business we may acquire in the future, and we may fail to acquire companies whose market power or technology could be important to the future success of our business.

Although we plan that any such initiatives will be undertaken prudently within our governance and risk frameworks and will remain subject to customary conditions, including market conditions, availability of financing and liquidity, valuation, counterparty and regulatory due diligence and required approvals, we may not achieve the anticipated benefits from any acquisition or investment due to a number of factors, including but not limited to:

•        unanticipated costs or liabilities associated with the acquisition or investment;

•        inability to effectively integrate the assets or operations related to such acquisitions;

•        inability to achieve anticipated synergies from joint ventures;

•        diversion of management’s attention from other business concerns;

•        regulatory uncertainties;

•        harm to our existing business relationships with business partners and advertisers as a result of joint ventures;

•        use of resources that are needed in other parts of our business; and

•        use of substantial portions of our available cash to consummate the acquisition, investment or joint venture.

In addition, although we have no current acquisition target or planned investment or joint venture opportunity, if appropriate opportunities arise, we may acquire or invest in additional assets, products, technologies, or businesses or enter into joint ventures with such businesses that are complementary to our existing operations. Such initiatives could result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if a business we acquire, invest in or enter into a joint venture with fails to meet our expectations, our business, operating results, and financial condition may suffer.

Pubco’s operating results, revenues and expenses may significantly fluctuate, including due to the highly volatile nature of Bitcoin, which could have an adverse effect on the market price of Pubco Class A Stock.

Our operating results will be dependent on the broader Bitcoin economy. Due to the rapidly evolving nature of digital assets and the volatile price of Bitcoin, which has experienced and continues to experience significant volatility, we expect that our operating results will fluctuate significantly from quarter to quarter in accordance with market sentiments and movements in the broader Bitcoin economy. We expect that our operating results will fluctuate significantly as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:

•        fluctuations in the price of Bitcoin, of which we will have significant holdings, and in which we expect we will continue to make significant purchases and announcements about our transactions in Bitcoin;

•        regulatory, commercial and technical developments related to Bitcoin or the Bitcoin blockchain;

•        investor perception of Pubco, including as compared to investment vehicles that are designed to track the price of Bitcoin, such as spot Bitcoin ETPs;

•        changes in the legislative or regulatory environment or actions by U.S. or Non-U.S. governments or regulators, including fines, orders or consent decrees;

•        regulatory changes or scrutiny that impact our ability to offer certain products or services;

•        pricing for or temporary suspensions of products and services we expect to offer in the future in accordance with our strategy;

•        investments we may make in the development of products and services, and sales and marketing;

•        market conditions of, and overall sentiment towards, Bitcoin, including negative publicity, media or social media coverage, or sentiment due to events in or relating to, or perception of, Bitcoin or the broader digital assets industry, for example: (i) public perception that Bitcoin can be used as a vehicle to circumvent sanctions, including sanctions imposed on Russia or certain regions related to the ongoing conflict between Russia and Ukraine, or to fund criminal or terrorist activities, such as the purported use of digital assets by

Hamas to fund its terrorist attack against Israel in October 2023; (ii) previous, pending, or expected civil, criminal, regulatory enforcement or other high profile actions against major participants in the Bitcoin ecosystem, including the SEC’s dismissed enforcement actions against Coinbase, Inc., Payward Ventures, and Binance Holdings Ltd.; (iii) additional filings for bankruptcy protection or bankruptcy proceedings of major digital asset industry participants, such as the bankruptcy proceeding of FTX Trading Ltd. and its affiliates; and (iv) the actual or perceived environmental impact of Bitcoin and related activities, including environmental concerns raised by private individuals, governmental and non-governmental organizations and other actors related to the energy resources consumed in the Bitcoin mining process;

•        the fact that Bitcoin holdings have been and may continue to be concentrated among Bitcoin treasuries, in particular that the largest Bitcoin wallets are believed to hold, in aggregate, a significant percentage of the Bitcoin in circulation; it is possible that other persons or entities control multiple wallets that collectively hold a significant number of Bitcoin, even if they individually only hold a small amount; concentrated Bitcoin holdings may permit large holders of Bitcoin, alone or in coordination, to manipulate the price of Bitcoin by restricting or expanding the supply of Bitcoin; or the market price of Bitcoin may be susceptible to large sales or distribution by such holders, whether purposeful or forced as a result of such holders becoming illiquid; and the concentration of Bitcoin holdings, and susceptibility to such holders, may also erode investor confidence in Bitcoin and investment strategies of Bitcoin treasuries;

•        investment and trading activities, such as (i) trading activities of highly active retail and institutional users, speculators, miners and investors; (ii) actual or expected significant dispositions of Bitcoin by large holders, including the expected liquidation of digital assets associated with entities that have filed for bankruptcy protection, such as FTX Trading Ltd., which in late 2023 and early 2024 sold several billion dollars worth of digital assets, including Bitcoin, and the transfer and sale of Bitcoin associated with significant hacks, seizures or forfeitures, such as the transfers of Bitcoin to (a) creditors of the hacked cryptocurrency exchange Mt. Gox which began in July 2024, (b) claimants following restitution proceedings allocating $9 billion of recovered Bitcoin related to a 2016 hack of the Bitfinex cryptocurrency exchange, (c) the German government following the seizure of about 50,000 Bitcoin in January 2024 from the operator of the website Movie2k.to, or (d) the government of the United Kingdom after £5 billion worth of Bitcoin seizures from criminal defendants, (e) the United States government after the Southern District of New York seized 51,680 Bitcoin in late 2021 and early 2022 from a defendant convicted of wire fraud or (f) the U.S. Department of Justice which in January 2025 gained approval from the Northern District Court of California to liquidate 69,370 Bitcoin seized from the Silk Road marketplace; and (iii) actual or perceived manipulation of the spot or derivative markets for Bitcoin or spot Bitcoin ETPs;

•        macroeconomic conditions, including interest rates, inflation and central banking policies;

•        regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of Bitcoin, or that adversely affect the operations of or otherwise prevent digital asset custodians, trading venues, lending platforms or other digital assets industry participants from operating in a manner that allows them to continue to deliver services to the digital assets industry;

•        the development and introduction of existing and new products and services by our competitors;

•        competition from other digital assets that exhibit better speed, security, scalability or energy efficiency, that feature other more favored characteristics, that are backed by governments, including the U.S. government, or reserves of fiat currencies, or that represent ownership or security interests in physical assets;

•        a decrease in the price of other digital assets, including stablecoins, or the crash or unavailability of stablecoins that are used as a medium of exchange for Bitcoin purchase and sale transactions, such as the temporary or total loss of value of the stablecoins Terra USD, USDT and USDC in recent years, including to the extent the decrease in the price of such other digital assets or the unavailability of such stablecoins may cause a decrease in the price of Bitcoin or adversely affect investor confidence in digital assets generally;

•        disruptions, failures, unavailability or interruptions in service of trading venues for Bitcoin, such as, for example, the announcement by the digital asset exchange FTX Trading Ltd. that it would freeze withdrawals and transfers from its accounts and subsequent filing for bankruptcy protection and the SEC enforcement action brought against Binance Holdings Ltd., which initially sought to freeze all of its assets during the pendency of the enforcement action and has since resulted in Binance Holdings Ltd. discontinuing all fiat deposits and withdrawals in the U.S.;

•        the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed Bitcoin, or the transfer of substantial amounts of Bitcoin from Bitcoin wallets attributed to Mr. Nakamoto;

•        the development and introduction of new products and services by us;

•        our ability to control costs, including our operating expenses incurred to grow and expand our operations and to remain competitive;

•        system failure, outages or interruptions, including with respect to our Bitcoin custodian and our platforms, including those due to third-party actions;

•        our lack of control over decentralized or third-party blockchains and networks that may experience downtime, cyberattacks, critical failures, errors, bugs, corrupted files, data losses or other similar software failures, outages, breaches and losses;

•        breaches of security or privacy;

•        further reductions in mining rewards of Bitcoin, including due to block reward halving events, which are events that occur after a specific period of time (the most recent of which occurred in April 2024) that reduce the block reward earned by “miners” who validate Bitcoin transactions, or increases in the costs associated with Bitcoin mining, including increases in electricity costs and hardware and software used in mining, or new or enhanced regulation or taxation of Bitcoin mining, which could further increase the costs associated with Bitcoin mining, any of which may cause a decline in support for the Bitcoin network;

•        transaction congestion and fees associated with processing transactions on the Bitcoin network;

•        developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing or new applications of current knowledge in these fields, that could result in the cryptography used by the Bitcoin blockchain becoming insecure or ineffective;

•        legal, commercial and regulatory uncertainty regarding Bitcoin and other digital assets due to their novelty, see “— Bitcoin and other digital assets are novel assets, which will expose Pubco to significant legal, commercial, regulatory and technical uncertainty, which could materially adversely affect Pubco’s financial position, operations and prospects”;

•        changes in national and international economic and political conditions, including, without limitation, federal government policies, trade tariffs and trade disputes, the adverse impacts attributable to the current conflict between Russia and Ukraine and the economic sanctions adopted in response to the conflict and the broadening of the Israel-Hamas conflict in the Gaza Strip, and the ongoing conflicts in Syria and Lebanon, to other countries in the Middle East; our ability to establish and maintain any future partnerships, collaborations, joint ventures or strategic alliances with third parties; and

•        our ability to attract and retain talent.

As a result of these factors, it is difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term.

Further, we cannot predict what further action may be taken with respect to tariffs or trade relations between the U.S. and other governments. Any such changes could fundamentally alter the competitive and regulatory landscape in which we operate, and political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets, all of which could potentially having a material adverse effect on our business, financial condition and results of operation.

In addition, the stock market and the markets for both Bitcoin-influenced and technology companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies in those markets. In particular, future trading prices in Pubco Class A Stock may reflect market dynamics that are not connected to valuation methods commonly associated with operating companies in similar industries or with companies engaged predominantly in passive investments in Bitcoin or other commodities, such as ETFs. Equity market capitalizations of other such companies are often in excess of stockholders’ equity calculated in accordance with U.S. GAAP, and in excess of valuations that might traditionally be expected based on their operating performances, cash flows and net assets. Investors may therefore be unable to assess the value of the shares of Pubco Class A Stock or evaluate the risks of an investment in us using traditional or commonly used enterprise valuation methods. We cannot predict how these dynamics may evolve over time, or whether or how long they may last. These market and industry factors may significantly harm the market price of Pubco Class A Stock, regardless of our actual operating performance.

Our Bitcoin acquisition strategy exposes us to various risks associated with Bitcoin.

Our Bitcoin acquisition strategy exposes us to various risks associated with Bitcoin, including the following:

Bitcoin is a highly volatile asset. For example, based on BRRNY, Bitcoin has traded below $66,000 per Bitcoin and above $120,000 per Bitcoin in the 12 months preceding September 29, 2025. The trading price of Bitcoin significantly increased during 2024 and has traded between approximately $40,000 and $105,000 per Bitcoin in 2024. As of September 29, 2025, the price of Bitcoin had increased by over 2,800% in U.S. dollar terms since January 1, 2019, based on the data collected by CoinMarketCap. Volatility may continue in the future and historical trends could reverse dramatically. See “Risk Factors — Risks Related to the Business and Strategy of Pubco — Pubco’s operating results, revenues and expenses may significantly fluctuate, including due to the highly volatile nature of Bitcoin, which could have an adverse effect on the market price of Pubco Class A Stock.” See also “Risk Factors — Risks Related to the Business and Strategy of Pubco — We may suffer losses due to abrupt and erratic market movements.”

Bitcoin does not pay interest, dividends or other returns and we can only generate cash from our Bitcoin holdings if we sell our Bitcoin or implement strategies to create income streams or otherwise generate cash by using our Bitcoin holdings. Even with the provision of such services and even if we pursue any such strategies, we may be unable to create income streams or otherwise generate cash from our Bitcoin holdings, and any such strategies may subject us to additional risks.

Our Bitcoin holdings may significantly impact our financial results and in turn may impact the market price of Pubco Class A Stock. If we continue to increase our overall holdings of Bitcoin relative to the other parts of our business in the future, our Bitcoin holdings will have an even greater impact on our financial results and the market price of Pubco Class A Stock. We intend to purchase additional Bitcoin and increase our overall holdings of Bitcoin in the future.

The concentration of our Bitcoin holdings limits the risk mitigation that we could take advantage of by purchasing a more diversified portfolio of treasury assets, and the absence of diversification enhances the risks inherent in our Bitcoin acquisition strategy. See “Risk Factors — Risks Related to the Business and Strategy of Pubco — Pubco’s operating results, revenues and expenses may significantly fluctuate, including due to the highly volatile nature of Bitcoin, which could have an adverse effect on the market price of Pubco Class A Stock.” See also “Risk Factors — Risks Related to the Business and Strategy of Pubco —  We may suffer losses due to abrupt and erratic market movements.”

Our Bitcoin acquisition strategy has not been tested by us to date. While certain issuers have operating histories that involve a Bitcoin acquisition strategy that may be comparable to the Bitcoin acquisition strategy Pubco intends to execute, these have not been tested over an extended period of time or under different market conditions. We will continuously examine the risks and rewards of our Bitcoin acquisition strategy. For example, although we believe Bitcoin, due to its immutable supply cap, is one of the only mathematically quantifiable scarce assets that could protect against monetary debasement and has the potential to act as a global hedge in times of crisis, the short-term price of Bitcoin declined in recent periods during which the inflation rate increased. Some investors and other market participants may disagree with our Bitcoin acquisition strategy or actions we undertake to implement it. If Bitcoin Prices were to decrease or our Bitcoin acquisition strategy otherwise proves unsuccessful, our financial condition, results of operations and the market price of Pubco Class A Stock may be materially adversely impacted. See also “— A significant decrease in the market value of our Bitcoin holdings could adversely affect our ability to satisfy our financial obligations.”

Our Bitcoin acquisition strategy will expose us to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes the inability or refusal of a counterparty to perform for any reason, including because of a deterioration in the counterparty’s financial condition and liquidity. Custodians, or other counterparties might fail to perform in accordance with the terms of future agreements with them, which could result in a loss of Bitcoin, a loss of the opportunity to generate funds, or other losses. Although we will implement various measures that are designed to mitigate our counterparty risks, including by storing substantially all of the Bitcoin in custody accounts at U.S.-based, custodians that service institutions and negotiating contractual arrangements intended to establish that our property interest in custodially held Bitcoin is not subject to claims of our custodians’ creditors, applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts. While all of our custodians are expected to be subject to regulatory regimes intended to protect customers in the event of a custodial bankruptcy, receivership or similar insolvency proceeding, no assurance can be provided that our custodially held Bitcoin will not become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings. If our custodially held Bitcoin were nevertheless considered to be the property of our custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such Bitcoin and this may ultimately result in the loss of the value related to some or all of such Bitcoin. Even if we are able to prevent our Bitcoin from being considered the property of a custodian’s bankruptcy estate as part of an insolvency proceeding, it is possible that we would still be delayed or may otherwise experience difficulty in accessing our Bitcoin held by the affected custodian during the pendency of the insolvency proceedings. Any such outcome could have a material adverse effect on our financial condition and the market price of Pubco Class A Stock.

Our primary counterparty risk with respect to our Bitcoin is expected to be custodian performance obligations under the custody arrangements we will enter into. Additionally, if we pursue any strategies to create income streams or otherwise generate funds using our Bitcoin holdings, we would become subject to additional counterparty risks. Any significant non-performance by counterparties, including in particular the custodians with which we custody substantially all of our Bitcoin, could have a material adverse effect on our business, prospects, financial condition and operating results. See “Pubco will face risks relating to the custody of its Bitcoin, including the loss or destruction of private keys required to access our Bitcoin and cyberattacks or other data loss relating to our Bitcoin. If Pubco or its third-party service providers, including         , experience a security breach or cyberattack and unauthorized parties obtain access to Pubco’s Bitcoin, or if Pubco’s private keys are lost or destroyed, or other similar circumstances or events occur, including the ability to reverse engineer private keys, Pubco may lose some or all of its Bitcoin and Pubco’s financial condition and results of operations could be materially adversely affected.”

The broader digital assets industry is subject to counterparty risks, which could adversely impact the adoption rate, price and use of Bitcoin. For example, a series of high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, BlockFi Lending, Core Scientific, FTX Trading, Alameda Research and Genesis Global Capital, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, including Silicon Valley Bank, Signature Bank and Silvergate Bank, the potential of SEC enforcement actions, the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada’s Department of Business and Industry, and the filing and subsequent settlements of lawsuits by the New York Attorney General against Galaxy Digital Holdings, Genesis Global Capital, Genesis’ parent company Digital Currency Group, Inc., and former partner Gemini Trust Company, had highlighted the counterparty risks applicable to owning and transacting in digital assets. Bankruptcies, closures, liquidations and other events may impact our access to Bitcoin and could negatively impact the adoption rate and use of Bitcoin. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price and use of Bitcoin, limit the availability to us of financing collateralized by Bitcoin or create or expose additional counterparty risks.

The broader digital assets industry, including the technology associated with digital assets, the rate of adoption and development of and use cases for, digital assets, market perception of digital assets and the legal, regulatory, and accounting treatment of digital assets are constantly developing and changing, and there may be additional risks in the future that are not possible to predict. See “— Bitcoin and other digital assets are novel assets, which will expose Pubco to significant legal, commercial, regulatory and technical uncertainty, which could materially adversely affect Pubco’s financial position, operations and prospects.”

A significant decrease in the market value of our Bitcoin holdings could adversely affect our ability to satisfy our financial obligations.

As of the Closing, our outstanding indebtedness will be $         million. As part of our Bitcoin strategy, we may incur or continue to incur additional indebtedness and other fixed charges. If our businesses do not generate cash flow in future periods sufficient to satisfy our financial obligations, including our debt and other financial obligations, we intend to fund our obligations using cash flow generated by equity or debt financings. Our ability to obtain equity or debt financing may in turn depend on, among other factors, the value of our Bitcoin holdings, investor sentiment and the general public perception of Bitcoin, our strategy and our value proposition. Accordingly, a significant decline in the market value of our Bitcoin holdings or a negative shift in these other factors may create liquidity and credit risks, as such a decline or such shifts may adversely impact our ability to secure sufficient equity or debt financing to satisfy our financial obligations, including our debt and other financial obligations. These risks could materialize at times when Bitcoin is trading below its carrying value on our most recent balance sheet or below our cost basis. As Bitcoin will constitute a substantial part of our balance sheet, if we are unable to generate revenue from our anticipated developing and implementing Bitcoin-related technology infrastructure and provision of Bitcoin-related educational services or secure equity or debt financing in a timely manner, on favorable terms, or at all, we may be required to sell Bitcoin to satisfy these obligations. Any such sale of Bitcoin may have a material adverse effect on our operating results and financial condition, and could impair our ability to secure additional equity or debt financing in the future. Our inability to secure additional equity or debt financing in a timely manner, on favorable terms or at all, or to sell our Bitcoin in amounts and at prices sufficient to satisfy our financial obligations, including our debt service obligations, could cause us to default under such obligations. Any default on our indebtedness may have a material adverse effect on our financial condition.

Pubco will operate in a highly competitive environment and will compete against companies and other entities with similar strategies, including companies with significant Bitcoin holdings and ETFs and ETPs for Bitcoin and other digital assets, and Pubco’s business, operating results and financial condition may be adversely affected if Pubco is unable to compete effectively.

The digital assets industry is highly innovative, rapidly evolving and characterized by healthy competition, experimentation, changing customer needs, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. We expect competition to further intensify in the future. We compete against a number of companies operating both within the United States and abroad, and both those that focus on traditional financial services and those that focus on Bitcoin-based services. Our main competition falls into the following categories:

•        traditional financial firms that have entered the Bitcoin market in recent years and offer overlapping features targeted at our future customers;

•        financial technology providers that do not focus on Bitcoin and may attempt to position themselves as a safer alternative to our future products and services;

•        companies with significant Bitcoin holdings or companies that pursue a Bitcoin treasury strategy; and

•        companies focused on the Bitcoin market, some of whom choose to operate outside of local rules and regulations or in jurisdictions with less stringent local rules and regulations and are potentially able to more quickly adapt to trends and to develop new Bitcoin-based products and services due to a different standard of regulatory scrutiny.

If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, operating results and financial condition could be adversely affected.

The range of options to gain exposure to Bitcoin may expand in the future. If investors choose to gain such exposure through ETPs, companies with significant Bitcoin holdings or other similar strategies, rather than shares of Pubco Class A Stock, Pubco’s business, operating results and financial condition may be adversely affected.

Investors may view Pubco Class A Stock as an alternative to an investment in an ETP, and choose to purchase shares of a spot Bitcoin ETP instead of Pubco Class A Stock. They may do so for a variety of reasons, including if they believe that ETPs offer a “pure play” exposure to Bitcoin that is generally not subject to federal income tax at the entity level as we may be, or the other risks that may affect other parts of our business. Additionally, unlike spot Bitcoin ETPs, we (i) do not seek for our shares of Pubco Class A Stock to passively track the value of the underlying Bitcoin we hold, (ii) do not benefit from various exemptions and relief under the Exchange Act, including Regulation M, and other securities laws, which enable ETPs to continuously align the value of their shares to the price of the underlying assets they hold through share creation and redemption, (iii) are a Delaware corporation rather than a statutory trust, and do not operate pursuant to a trust agreement that would require us to pursue one or more stated investment objectives and (iv) are not required to provide daily transparency as to our Bitcoin holdings or our daily net asset value. Furthermore, recommendations by broker-dealers to buy, hold or sell complex products and non-traditional ETPs, or an investment strategy involving such products, may be subject to additional or heightened scrutiny that would not be applicable to broker-dealers making recommendations with respect to Pubco Class A Stock. Based on how we are viewed in the market relative to ETPs, and other vehicles which offer economic exposure to Bitcoin, such as Bitcoin futures ETFs, leveraged Bitcoin futures ETFs and similar vehicles offered on international exchanges, any premium or discount in Pubco Class A Stock relative to the value of our Bitcoin holdings may increase or decrease in different market conditions.

As a result of the foregoing factors, availability of spot ETPs for Bitcoin and other digital assets could have a material adverse effect on the market price of Pubco Class A Stock.

We may suffer losses due to abrupt and erratic market movements.

The Bitcoin market has been characterized by significant volatility and unexpected price movements, and has previously experienced significant declines. Bitcoin may become more volatile and less liquid in a very short period of time. As previously discussed in this section, a series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry have highlighted the counterparty risks applicable to owning and transacting in digital assets. See “Pubco’s operating results, revenues and expenses may significantly fluctuate, including due to the highly volatile nature of Bitcoin, which could have an adverse effect on the market price of Pubco Class A Stock.”

These bankruptcies, closures, liquidations and other events have created significant volatility in the markets for cryptocurrency generally and for Bitcoin particularly. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future could result in market prices being subject to erratic and abrupt market movement, which could harm our business. Further, because there is no centralized authority which determines the price of Bitcoin, pricing often differs between exchanges. When some exchanges are viewed as higher risk, that price differential can widen as traders attempt to exploit these differences. Volatility in the price of Bitcoin, as well as the lack of a standard price, could lead consumers to see Bitcoin as an unsafe asset. In addition, if we were to attempt to monetize the Bitcoin we hold on our balance sheet, such price volatility could lead to trading losses, impacting our financial position.

For example, based on the BRRNY index, on May 31, 2024, the price of Bitcoin was $67,488.19. On September 29, 2025, the price of Bitcoin was $114,137.2. Between those dates, Bitcoin experienced significant volatility. For example, on August 1, 2024, the price of Bitcoin was $63,212.98, and on August 5, 2024, the price of Bitcoin was $53,127.99. On August 23, 2024, the price of Bitcoin had risen again to $63,575.17. In 2023, price swings were even more drastic, with prices as low as $16,606 at the beginning of the year and as high as $44,103 at the end of the year. Such volatility will impact the overall value of our business and could cause volatility in the price of our stock.

The trading volume of Bitcoin typically increases during periods of extreme volatility. For example, in the days following the U.S. federal elections in November 2024, the price of Bitcoin rose sharply from $69,289.27 on November 2, 2024, to $87,250.43 on November 14, 2024, and volumes increased from $18,184,612,091 to $87,616,705,248 during that time period according to aggregate data from US exchange markets collected by CoinMarketCap. Such volume increases can lead to extreme pressures on trading platforms and infrastructure that can lead to inadvertent suspension of services across parts of the platforms or the entire platforms, and we may experience outages. Outages can lead to increased service expense, can cause reputational damage, result in inquiries and actions by regulators, and can lead to other damages for which we may be responsible, any of which could harm our business.

The emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the price of Bitcoin and adversely affect Pubco’s business.

As a result of our Bitcoin acquisition strategy, a substantial part of our assets will be concentrated in our Bitcoin holdings. Accordingly, the emergence or growth of digital assets other than Bitcoin may have a material adverse effect on our financial condition. As of December 31, 2024, Bitcoin was the largest digital asset by market capitalization. However, there are numerous alternative digital assets and many entities, including consortiums and financial institutions, are researching and investing resources into private or permissioned blockchain platforms or digital assets that do not use proof-of-work mining like the Bitcoin network. For example, in late 2022, the Ethereum network transitioned to a “proof-of-stake” mechanism for validating transactions that requires significantly less computing power than proof-of-work mining. The Ethereum network has completed another major upgrade since then and may undertake additional upgrades in the future. If the mechanisms for validating transactions in Ethereum and other alternative digital assets are perceived as superior to proof-of-work mining, those digital assets could gain market share relative to Bitcoin.

Additionally, central banks in some countries have started to introduce digital forms of legal tender. For example, China’s central bank digital currency project was made available to consumers in January 2022, and governments including the United States, the European Union, and Israel have been discussing the potential creation of new central bank digital currencies. Whether or not they incorporate blockchain or similar technology, central bank digital currencies, as legal tender in the issuing jurisdiction, could also compete with, or replace, Bitcoin and other digital assets as a medium of exchange or store of value. As a result, the emergence or growth of these or other digital assets could cause the market price of Bitcoin to decrease, which could have a material adverse effect on our business, prospects, financial condition and operating results.

Pubco will be highly dependent on the services of Dr. Adam Back and Sean Bill, who will be our Chief Executive Officer and our Chief Investment Officer respectively.

Pubco will be highly dependent on the services of Dr. Adam Back and Sean Bill, who will be our Chief Executive Officer and our Chief Investment Officer, respectively. Although Dr. Adam Back and Sean Bill will spend a substantial portion of their business time and attention on Pubco and expect to be highly active in our management, they do not devote their full time and attention to Pubco. Dr. Adam Back and Sean Bill will continue to remain Chief Executive Officer and Chief Investment Officer of Blockstream respectively. As a result, they may devote less time to us than if they were not engaged in other business activities; they owe fiduciary duties to our shareholders, and may owe fiduciary duties to shareholders of other companies with which they may be affiliated. Further, there may be potential competition between the products and services Pubco may offer and products and services that Blockstream currently offers or may offer in the future. We do not have “key person” life insurance policies. Neither Dr. Adam Back nor Sean Bill is bound by an employment agreement for any specific term and, if we were unable to retain each of them, we may not be able to successfully attract and retain qualified replacements. If we are not successful in managing these risks, our business, financial condition and operating results may be harmed.

Pubco’s Bitcoin holdings will be less liquid than its cash and cash equivalents and may not be able to serve as a source of liquidity for Pubco.

A substantial part of Pubco’s assets will be Bitcoin. Pursuant to the Indenture for the Convertible Notes to be issued at Closing, a number of Bitcoin equal to the aggregate principal amount of all Convertible Notes issued at Closing multiplied by 3, and then divided by the BRRNY as averaged over the period of ten consecutive days ending two calendar days prior to the Closing, will be held as collateral to the Convertible Notes. The Bitcoin that will serve as collateral to the Convertible Notes will not be able to be used as a source of liquidity for Pubco.

Further, historically, the Bitcoin markets have been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our Bitcoin at favorable prices or at all. For example, a number of Bitcoin trading venues temporarily halted deposits and withdrawals in 2022, although the Coinbase, Inc. exchange has, to date, not done so. As a result, our Bitcoin holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. Further, Bitcoin held by custodians, including our custodians, does not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Additionally, we may be unable to enter into term loans, bonds or other capital raising transactions collateralized by our unencumbered Bitcoin or otherwise generate funds using our Bitcoin holdings, including in particular during times of market instability or when the price of Bitcoin has declined significantly. If we are unable to sell our Bitcoin, enter into additional capital raising transactions using unencumbered Bitcoin as collateral, or otherwise generate funds using our Bitcoin holdings, or if we are forced to sell our Bitcoin at a significant loss, in order to meet our debt obligations, or our working capital requirements, our business and financial condition could be negatively impacted.

Pubco will face risks relating to the custody of its Bitcoin, including the loss or destruction of private keys required to access our Bitcoin and cyberattacks or other data loss relating to our Bitcoin. If Pubco or its third-party service providers, including        , experience a security breach or cyberattack and unauthorized parties obtain access to Pubco’s Bitcoin, or if Pubco’s private keys are lost or destroyed, or other similar circumstances or events occur, including the ability to reverse engineer private keys, Pubco may lose some or all of its Bitcoin and Pubco’s financial condition and results of operations could be materially adversely affected.

We will hold our Bitcoin with a regulated custodian that has duties to safeguard our private keys. Generally, custodial services contracts do not restrict the ability to reallocate Bitcoin among custodians. However, all of the Bitcoin that we will own will initially be held in custody accounts at         , a digital asset custodian servicing institution. In light of the significant amount of Bitcoin we will hold, we may seek to engage additional custodians to achieve a greater degree of diversification in the custody of our Bitcoin as the extent of potential risk of loss is dependent, in part, on the degree of diversification. If there is a decrease in the availability of digital asset custodians that we believe can safely custody our Bitcoin, for example, due to regulatory developments or enforcement actions that cause custodians to discontinue or limit their services in the United States, we may need to enter into agreements that are less favorable or take other measures to custody our Bitcoin, and our ability to seek a greater degree of diversification in the use of custodial services could be materially adversely affected         , our         initial custodian, maintains an insurance policy which is intended to cover        , subject to its terms and conditions. Such insurance may not be available or sufficient to protect Pubco from any or all possible losses or sources of losses.

Insurance to cover losses of our future Bitcoin holdings will likely only cover a small fraction of the value of the entirety of the Bitcoin holdings, and there can be no guarantee that such insurance may be obtained or maintained as part of the custodial services we will have or that such coverage will cover losses with respect to our Bitcoin. Moreover, our use of custodians exposes us to the risk that the Bitcoin our custodians will hold on our behalf could be subject to insolvency proceedings and we could be treated as a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such Bitcoin. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we will maintain related to our Bitcoin.

Bitcoin is controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the Bitcoin is held. While the Bitcoin blockchain ledger requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the Bitcoin held in such wallet. To the extent the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither we nor our custodians will be able to access the Bitcoin held in the related digital wallet. Furthermore, we cannot provide assurance that our digital wallets, nor the digital wallets of our custodians held on our behalf, will not be compromised as a result of a cyberattack. The Bitcoin and blockchain ledger, as well as other digital assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks or other malicious activities.

Security breaches and cyberattacks are of particular concern with respect to our Bitcoin. Bitcoin and other blockchain-based cryptocurrencies and the entities that provide services to participants in the Bitcoin ecosystem have been, and may in the future be, subject to security breaches, cyberattacks or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase, Inc. exchange, although the flaw was subsequently fixed and Coinbase, Inc. reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading Ltd. digital asset exchange and reportedly stole over $400 million in digital assets from customers. In 2024, hackers stole an estimated total of $2.2 billion in digital assets from cryptocurrency platforms. In February 2025, $1.5 billion of digital assets was stolen from a single cryptocurrency exchange, Bybit, operated by Bybit Fintech Limited. A successful security breach or cyberattack could result in:

•        a partial or total loss of our Bitcoin in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our Bitcoin;

•        harm to our reputation and brand;

•        improper disclosure of data and violations of applicable data privacy and other laws; or

•        significant regulatory scrutiny, investigations, fines, penalties and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader Bitcoin blockchain ecosystem or in the use of the Bitcoin network to conduct financial transactions, which could negatively impact us.

Attacks upon systems across a variety of industries, including industries related to Bitcoin, are increasing in frequency, persistence and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, unauthorized parties may attempt, to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time or until launched against a target and we may not be able to implement adequate preventative measures. The risk of cyberattacks could also be increased by cyberwarfare in connection with the ongoing Russia-Ukraine and Israel-Hamas conflicts, or other future conflicts, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of our operations or those of others in the Bitcoin industry, including third-party services on which we rely, could materially and adversely affect our business.

Our limited insurance protection exposes us and our shareholders to the risk of loss of our Bitcoin for which no person is liable.

We do not expect to maintain insurance coverage for our Bitcoin holdings, which will be held in custody by our custodians. Our future custodians may maintain a certain insurance coverage of such types and amounts as they assert to be commercially reasonable for their custodial services provided under our custody agreements with them, including certain commercial crime insurance of limited aggregate principal amount which covers losses stemming from fraud, security breach, hack and asset theft. However, such insurance coverage may be insufficient to protect us against all losses of our Bitcoin holdings held in custody with our custodians, whether or not stemming from security breaches, cyberattacks or other types of unlawful activity. Therefore, a loss may be suffered with respect to our Bitcoin that is not covered by insurance and for which no person is liable in damages, which could adversely affect our operations and, consequently, an investment in us.

The accounting treatment of our Bitcoin holdings are likely to have significant accounting impacts, including volatility of our results. If financial accounting standards undergo significant changes, our operating results could fluctuate.

In December 2023, the FASB issued ASU 2023-08, effective for fiscal years beginning after December 15, 2024. Pubco will be required to adopt ASU 2023-08, which will require us to measure in-scope crypto assets (including our Bitcoin holdings) at fair value in our statement of financial position, and to recognize gains and losses from changes in the fair value of our Bitcoin in net income each reporting period. ASU 2023-08 will also require us to provide certain interim and annual disclosures with respect to our Bitcoin holdings. Due in particular to the volatility in the price of Bitcoin, we expect the adoption of ASU 2023-08 to have a material impact on our financial results in future periods, including the volatility of our financial results, and affect the carrying value of our Bitcoin on our balance sheet, and it could also have adverse tax consequences, which in turn could have a material adverse effect on our financial results and the market price of Pubco Class A Stock.

The broader digital assets industry, including the technology associated with digital assets, the rate of adoption and development of and use cases for, digital assets, market perception of digital assets and the legal, regulatory, and accounting treatment of digital assets are constantly developing and changing, and there may be additional risks in the future that are not possible to predict. Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and may retroactively affect previously reported results and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and our business, operating results and financial condition.

Bitcoin and other digital assets are novel assets, which will expose Pubco to significant legal, commercial, regulatory and technical uncertainty, which could materially adversely affect Pubco’s financial position, operations and prospects.

Bitcoin and other forms of digital assets are relatively novel and have been the source of much regulatory uncertainty, resulting in differing definitional outcomes without a single unifying statement, which subjects them to significant uncertainty that could adversely impact their price.

Bitcoin and other digital assets are viewed differently by different regulatory and standards setting organizations globally as well as in the United States on the federal and state levels. Certain governments have prohibited certain digital asset activities or have severely curtailed the use of digital assets by prohibiting the acceptance of payment in Bitcoin and other digital assets for consumer transactions and barring banking institutions from accepting deposits of digital assets. Other nations, however, allow digital assets to be used and traded without restriction. In some jurisdictions, such as in the United States, digital assets are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. There is a risk that relevant authorities in any jurisdiction may impose more onerous regulation on Bitcoin, for example banning its use, regulating its operation, or otherwise changing its regulatory treatment. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that may introduce a cost of compliance, or have a material impact on our business model, and therefore our financial performance and shareholder returns, and/or adversely affects the price of Bitcoin. The U.S. federal government, states, regulatory agencies and foreign countries have recently enacted and may also enact additional new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of Bitcoin, the ability of individuals or institutions such as us to own or transfer Bitcoin, and/or the competitive landscape for our products and services. For example:

•        On January 23, 2025, President Trump signed an Executive Order to promote the growth and use of digital assets, blockchain technology and related technologies across all sectors of the economy. Among other things, the Executive Order established a working group comprised of representatives from key federal agencies, tasked with developing a federal regulatory framework for digital assets and evaluating measures that can be taken to provide regulatory clarity and certainty built on technology-neutral regulations for individuals and firms involved in digital assets, including through well-defined jurisdictional regulatory boundaries. On July 30, 2025, such working group published a report on strengthening American leadership in digital financial technology, which recommended several regulatory and legislative proposals to advance President Trump’s January 2025 Executive Order. The Executive Order also instructed the U.S. Department of Treasury, the SEC, and other relevant agencies to identify regulations, guidance, documents, orders and other items affecting the digital asset sector and submit recommendations for what should be rescinded, modified or, to the extent applicable, adopted into regulations. Additionally, it revoked President Biden’s prior Executive Order from March 9, 2022, relating to cryptocurrencies, and all policies, directives and guidance issued pursuant to that Executive Order, including the Department of the Treasury’s framework for international engagement on digital assets issued on July 7, 2022, and the White House framework for digital asset development released on September 16, 2022. The establishment of a new working group within the National Economic Council to propose a federal regulatory framework for digital assets could lead to significant changes in market structure, oversight, consumer protection and risk management. The evolving regulatory environment may pose challenges to our operations, particularly if new regulations introduce additional compliance costs or restrict certain activities.

•        There have also been several bills introduced in Congress that propose to establish additional regulation and oversight of the digital asset markets, including certain legislation to establish a federal supervisory framework for payment stablecoins. With respect to stablecoins, on July 17, 2025, the U.S. Congress passed the Guiding and Establishing National Innovation for U.S. Stablecoins Act (“GENIUS Act”), which was signed into law by President Donald Trump on July 18, 2025. The GENIUS Act introduces the first federal regulatory framework for payment stablecoins, addressing consumer protection, financial stability, national security and anti-money laundering compliance, and establishes prudential requirements for the issuance, reserve backing and supervision of U.S.-dollar-pegged stablecoins. However, it is not yet in we may be subject to certain regulatory requirements and restrictions. effect and certain provisions depend on final implementing regulations, which are to be issued by the primary federal stablecoin regulators. As a result, we may be subject to certain regulatory requirements and restrictions. This may implicate new costs for us and our management may have to devote increased time and attention to regulatory matters or change aspects of our business. Additionally, the regulatory treatment of fiat-backed stablecoins across other jurisdictions remains uncertain.

•        Increased regulation may also result in limitations on the use cases of Bitcoin. In addition, regulatory developments may require us to comply with certain existing and new regulatory regimes, such as if any of our activities cause us to be deemed a “money service business” under the regulations promulgated by the Financial Crimes Enforcement Network of the United States under the authority of the U.S. Bank Secrecy Act, including those that would require us to implement certain anti-money laundering programs, submit certain reports to Financial Crimes Enforcement Network of the United States and maintain certain records.

•        In addition to the stablecoin legislation, the U.S. Congress has continued to take steps towards enacting legislation regarding the digital assets market structure. For instance, on July 17, 2025, the U.S. House of Representatives passed the Digital Asset Market Clarity Act (“CLARITY Act”), which — if ultimately enacted — would allocate jurisdiction between the SEC and CFTC with respect to digital assets and create a market-structure framework for digital commodities; the bill also seeks to resolve regulatory ambiguity regarding the meaning of “security” and “commodity” and is now awaiting Senate action. The U.S. federal banking agencies have revoked prior guidance that restricted the ability of financial institutions to engage in digital asset related activities. On March 7, 2025, the Office of the Comptroller of the Currency (“OCC”) issued a letter rescinding its previous guidance that required national banks and federal savings associations to receive prior written non-objection before engaging in crypto-asset-related activities, and reaffirmed these institutions are permitted to provide crypto-asset custody, hold stablecoin reserves and use distributed ledger and stablecoins to engage in payment activities. On March 28, 2025, the Federal Deposit Insurance Corporation (“FDIC”) issued a letter rescinding a previous letter from 2022 that required prior notification from FDIC-supervised institutions that wanted to engage in crypto-related activities, and confirmed that such institutions may engage in certain permissible digital assets-related activities, if they adequately manage the associated risks (including market and liquidity, operational and cybersecurity and anti-money laundering risks). On April 24, 2025, the Board of Governors of the Federal Reserve System of the United States (“Board of Governors of the Federal Reserve”) announced that it had withdrawn previous guidance that required state member banks to provide advance notification and, in certain cases, obtain nonobjections to engage in certain crypto-asset and dollar-token activities. In July 2025, the OCC, the Board of Governors of the Federal Reserve, and the FDIC issued a statement for banking organizations regarding the safekeeping of digital assets, which focused on how existing laws, regulations and risk management principles apply to such activities, and signaled additional progress in the increasing regulatory clarity for digital assets by key financial regulators in the United States. As a result of these regulatory changes, competition on the offering of certain of our products and services may increase, potentially impacting our revenue, as well as the market price of Bitcoin and in turn may adversely affect the market price of Pubco Class A Stock. On May 7, 2025, the OCC issued a letter confirming that national banks and federal savings associations may provide and outsource cryptocurrency custody and execution services on behalf of customers. See also “Pubco will operate in a highly competitive environment and will compete against companies and other entities with similar strategies, including companies with significant Bitcoin holdings and ETFs and ETPs for Bitcoin and other digital assets, and Pubco’s business, operating results and financial condition may be adversely affected if Pubco is unable to compete effectively.”

•        The U.S. federal banking agencies have enhanced the supervision of novel activities conducted by banking organizations, especially following the failures of Silicon Valley Bank, Signature Bank and Silvergate Bank in March 2023, which were entities perceived as integral to the digital asset ecosystem, causing a number of digital asset industry participants to struggle in finding banks willing to work with them. Reports have also suggested that U.S. regulatory agencies, including the Department of the Treasury, may have advised financial institutions to approach crypto-related clients with caution. While some policymakers and industry participants have argued that this activity constituted a coordinated effort to limit banking access to crypto companies, regulators have not publicly confirmed such an initiative. Congressional hearings continue to explore the extent to which government influence may have contributed to banking challenges for crypto businesses. While recent regulatory developments suggest a more measured approach to crypto-related banking services, as discussed above, and shifts on risk management practices signaling that debanking of digital asset industry participants without individualized risk assessments would not be supported, there is no guarantee that similar measures will not be reintroduced in the future. If banking restrictions tighten due to a shift in U.S. regulatory priorities, the digital asset ecosystem could face challenges in securing banking relationships, which could impact digital asset liquidity, market stability, operational security and institutional adoption, all of which could negatively affect the digital assets market and therefore the value of digital assets.

•        On September 8, 2022, the White House Office of Science and Technology Policy issued a report in coordination with other federal agencies relating to the climate and energy implications of digital assets, including Bitcoin, in the United States. Among its finding are that digital assets are energy intensive and drive significant environmental impacts, and the report recommends further study of the environmental impact of digital assets and the development of environmental performance regulations for digital asset miners, which may include limiting or eliminating digital assets that use high energy intensity consensus mechanisms, including the proof-of-work consensus mechanisms on which the Bitcoin blockchain is based. In addition to the United States, other governments or governmental bodies globally have introduced or are contemplating environmental and energy legislative and regulatory changes in response to the increasing focus on power consumption required to operate large-scale data centers. A changing legislative environment could create economic and regulatory uncertainty for our business because the industries in which we operate, with their high energy demand, could become targets for future environmental and energy regulations.

•        On April 14, 2023, the SEC re-opened the comment period for its proposal to amend the definition of “exchange” under Exchange Act Rule 3b-16 to encompass trading and communication protocol systems for digital asset securities and trading systems that use distributed ledger or blockchain technology, including both so-called “centralized” and “decentralized” trading systems. On June 12, 2025, the SEC issued a notice to withdraw this proposal. If the SEC seeks to adopt a similar proposal in the future, the new definition would have a sweeping impact on digital asset trading venues and other digital asset industry participants.

•        On January 21, 2025, the SEC announced that then-Acting SEC Chairman Mark Uyeda “launched a crypto task force dedicated to developing a comprehensive and clear regulatory framework for crypto assets.” The task force is focused on helping the SEC “draw clear regulatory lines, provide realistic paths to registration, craft sensible disclosure frameworks and deploy enforcement resources judiciously.” While the SEC has formed the crypto task force to provide clarity on the application of the federal securities laws to the crypto asset market and to recommend practical policy measures that aim to foster innovation and protect investors, the task force has only recently begun. Additionally, on April 4, 2025, the SEC issued a statement concluding that “covered stablecoins” do not involve the offer or sale of securities within the meaning of the Securities Act or Exchange Act. While it provided a definition of what is a “covered stablecoin,” it is still unclear how this determination would affect non-covered stablecoins, and how it would interact with other proposed bills and regulations proposed by other agencies.

•        On April 8, 2025, CFTC Acting Chairman Caroline Pham directed CFTC Staff, pursuant to Executive Order 14219, to deprioritize actions involving violations of registration requirements under the Commodity Exchange Act unless there is evidence that the non-registrant knew of the registration requirement and violated it willfully. The CFTC’s deprioritization of such enforcement actions, including against unregistered intermediaries who offer derivatives trading on crypto-assets, could add risk to the digital asset ecosystem.

•        The European Union’s Markets in Crypto Assets Regulation (“MiCA”), a comprehensive digital asset regulatory framework for the issuance and provision of services in relation to digital assets, like Bitcoin, became effective in June 2023, with various requirements phasing into effect through 2024. MiCA regulates the authorization requirement for and supervision of crypto-asset service providers, as well as crypto-asset issuers, offerors and persons seeking admission to trading of crypto-assets in the European Union. In addition, MiCA also requires the European Commission (i) to provide a report on the environmental impact of crypto-assets and (ii) based upon such report, introduce measures that might be warranted to mitigate the adverse impacts on the environment of technologies employed in markets in crypto-assets like the consensus mechanisms such as mandatory minimum sustainability standards for consensus mechanisms, including the proof-of-work consensus mechanisms on which the Bitcoin blockchain is based.

•        In November 2023, the SEC filed a complaint against Payward Inc. and Payward Ventures Inc., together known as Kraken, alleging, among other claims, that Kraken’s crypto trading platform was operating as an unregistered securities exchange, broker, dealer and clearing agency, which the SEC agreed to dismiss on March 3, 2025. Additionally, individual states have the ability to file similar lawsuits on the grounds of violations of state securities laws. For example, the Oregon state attorney general filed a lawsuit against Coinbase, Inc. in April 2025, for alleged violations of Oregon state securities law, and there have been similar claims against other digital asset industry participants at a state level.

•        Firms engaging in crypto-asset activities in the UK must currently be registered with the Financial Conduct Authority (the “FCA”) under the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (“MLRs”), and are subject to various requirements and obligations as a result. The marketing of crypto-assets is also restricted and the marketing and sale of derivatives and exchange-traded notes that reference certain types of crypto-assets to retail customers in the UK is prohibited, although the FCA now plans to remove the ban on the marketing and sale of exchange-traded notes. The UK regulatory framework for crypto-assets continues to evolve rapidly, and firms operating in this space face an increasingly complex and restrictive compliance landscape. The FSMA 2023 established a framework to bring certain crypto-asset activities, including issuance and trading, within the UK’s financial regulatory perimeter. Detailed rules relating to the regime are still under consultation by His Majesty’s Treasury and the FCA. In April 2025, His Majesty’s Treasury published draft legislation to bring a wide range of crypto-asset activities within the scope of the UK’s regulatory perimeter, including operating a crypto-asset trading venue, providing custody services and dealing in crypto-assets. The FCA is also consulting on various elements of its forthcoming crypto-asset regime, including in respect of the issuance of stablecoins, the custody of crypto-assets and prudential requirements for crypto-asset businesses. The final rules are expected to come into force in phases from late 2025 into 2026.

•        In June 2023, the SEC filed a complaint against Coinbase, Inc. charging it with operating as an unregistered securities exchange, broker and clearing agency, and for the unregistered offer and sale of securities in connection with its staking-as-a-service program. Recently, in February 2025, the SEC announced the filing of a joint stipulation with Coinbase, Inc and Coinbase Global Inc. to dismiss the civil enforcement action against their crypto platform.

•        In November 2023, Binance Holdings Ltd. and its then chief executive officer reached a settlement with the U.S. Department of Justice, the CFTC, the U.S. Department of Treasury’s Office of Foreign Asset Control, and the Financial Crimes Enforcement Network to resolve a multi-year investigation by the agencies and a civil suit brought by the CFTC, pursuant to which Binance Holdings Ltd. agreed to, among other things, pay $4.3 billion in penalties across the four agencies and to discontinue its operations in the United States; and

•        In China, the People’s Bank of China and the National Development and Reform Commission have outlawed cryptocurrency mining and declared all cryptocurrency transactions illegal within the country. Other jurisdictions, including Egypt, Morocco and the Dominican Republic have also made the use of Bitcoin illegal. If the use of Bitcoin is made illegal in other jurisdictions, particularly where Bitcoin is currently traded in heavy volumes, the available market for Bitcoin may contract. Additionally, if another government with considerable economic power were to ban digital assets or related activities, this could have further impact on the price of Bitcoin. As a result, the markets and opportunities discussed herein may not reflect the markets and opportunities available to us in the future.

While the current administration has expressed support regarding the development and use of digital assets and the U.S. recently enacted the GENIUS Act, the specific regulatory frameworks, including the potential adoption of the CLARITY Act, are still to be developed. The exact timeline and impact of these efforts on our business is uncertain, and there is uncertainty regarding enforcement actions by several U.S. agencies involving digital asset issuers and trading platforms. Additionally, it is not possible to predict whether, or when, any of these developments will lead to Congress granting additional authorities to the SEC or other regulators, or the impact of any such additional authorities, including the authority that Congress has already granted to the banking agencies under the GENIUS Act. It is also not possible to predict how additional legislation, regulation or other form of regulatory or supervisory oversight — such as the implementing regulations under the GENIUS Act or any Senate amendments to the CLARITY Act — might impact the ability of digital asset markets to function or the willingness of financial and other institutions to continue to provide services to the digital assets industry, nor how any new regulations or changes to existing regulations might impact the value of digital assets generally and Bitcoin specifically.

We cannot be certain as to how future regulatory developments will impact the treatment of Bitcoin under the law, and ongoing and future regulation and regulatory actions could significantly restrict or eliminate the market for or uses of Bitcoin and materially and adversely impact our business. If we fail to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations or be subjected to fines, penalties and other governmental action. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business model at all, which could have a material adverse effect on our business, prospects or operations. The consequences of increased regulation of digital assets and digital asset activities could adversely affect the market price of Bitcoin and any other digital assets we may hold or expect to hold at such time and in turn adversely affect the market price of Pubco Class A Stock.

Moreover, the risks of engaging in a Bitcoin acquisition strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The novelty of Bitcoin may increase the risk of employee or service provider misconduct or error, which may adversely impact the business of Pubco. Employee or service provider misconduct or error could subject us to legal liability, financial losses and regulatory sanctions and could seriously harm our reputation and negatively affect our business. Such misconduct could include engaging in improper or unauthorized transactions or activities, failing to supervise other employees or service providers, improperly using confidential information, as well as improper trading activity. Employee or service provider errors could expose us to the risk of material losses even if the errors are detected. Moreover, the risk of employee or service provider error or misconduct may be even greater for novel Bitcoin products and services which we may offer in the future. It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. If we were found to have not met our regulatory oversight and compliance and other obligations, we could be subject to regulatory sanctions, financial penalties, restrictions on our activities for failure to properly identify, monitor and respond to potentially problematic activity and seriously damage our reputation. Our employees, or any contractors and agents we may contract with, could also commit errors that subject us to financial claims for negligence, as well as regulatory actions, or result in financial liability. Further, allegations by regulatory or criminal authorities of improper trading activities could affect our brand and reputation.

The growth of the digital assets industry in general, and the use and acceptance of Bitcoin in particular, may also impact the price of Bitcoin and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of Bitcoin may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to Bitcoin, institutional demand for Bitcoin as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for Bitcoin as a means of payment and the availability and popularity of alternatives to Bitcoin. Even if growth in Bitcoin adoption occurs in the near or medium-term, there is no assurance that Bitcoin usage will continue to grow over the long term. In addition, private actors that are wary of Bitcoin or the regulatory concerns associated with Bitcoin have in the past taken, and may in the future take, further actions that may have an adverse effect on our business or the market price of Pubco Class A Stock.

Because Bitcoin has no physical existence beyond the record of transactions on the Bitcoin blockchain, a variety of technical factors related to the Bitcoin blockchain could also impact the price of Bitcoin. For example, malicious attacks by miners, inadequate mining fees to incentivize validating of Bitcoin transactions, hard “forks” of the Bitcoin blockchain into multiple blockchains, and advances in digital computing, algebraic geometry and quantum computing could undercut the integrity of the Bitcoin blockchain and negatively affect the price of Bitcoin. The liquidity of Bitcoin may also be reduced and damage to the public perception of Bitcoin may occur, if financial institutions were to deny or limit banking services to businesses that hold Bitcoin, provide Bitcoin-related services or accept Bitcoin as payment, which could also decrease the price of Bitcoin. Liquidity of Bitcoin may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for Bitcoin and other digital assets.

The regulatory environment for digital assets in the United States and globally remains highly uncertain and is evolving rapidly. U.S. policymakers are only beginning to define a comprehensive regulatory framework for digital assets. As a result, Pubco may face challenges in adapting to proposed or newly enacted laws and regulations, which could materially and adversely affect its business, financial condition and operations.

As crypto assets have grown in both popularity and market size, various U.S. federal, state and local and foreign governmental organizations, as well as consumer agencies and public advocacy groups, have increasingly scrutinized the operations of crypto networks, users and platforms, with a focus on how crypto assets can be used to launder the proceeds of illegal activities and fund criminal or terrorist enterprises. In addition, the safety and soundness of platforms and other service providers that hold crypto assets for users have drawn regulatory and public attention. These concerns have led to calls for heightened regulatory oversight, and new laws and regulations.

Unlike traditional financial institutions, which have cultivated long standing relationships with policymakers and regulators, participants in the cryptoeconomy are relatively new to the U.S. legislative and regulatory landscape. While engagement with policymakers and regulators has begun, it is still at a relatively nascent stage and may be insufficient to influence future legislation and regulation. As a result, new laws and regulations may be proposed and adopted in the United States and internationally, or existing laws and regulations may be interpreted in new ways, that adversely affect the cryptoeconomy or crypto asset platforms. Consequently, Pubco may be disproportionately impacted by such developments, potentially restricting its ability to operate or innovate. Additionally, any future political activities to further our mission may be perceived unfavorably by investors and the public and have an adverse impact on our brand and reputation.

Several spot Bitcoin ETPs have received approval from the SEC to list their shares on a U.S. national securities exchange with continuous share creation and redemption at net asset value. Even though we are not, and do not function in the manner of, a spot Bitcoin ETP, it is possible that we nevertheless could face regulatory scrutiny from the SEC or other federal or state agencies due to our Bitcoin holdings.

As also noted above, there has been increasing focus on the extent to which digital assets can be used to launder the proceeds of illicit activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to ongoing war between Russia and Ukraine. If we are found to have purchased any of our Bitcoin from bad actors that have used Bitcoin to launder money or persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in Bitcoin by us may be restricted or prohibited.

Additional laws, guidance and policies may be issued by domestic and foreign regulators following the bankruptcy of FTX Trading Ltd., one of the world’s largest cryptocurrency exchanges, in November 2022, which has been widely cited as a catalyst for increased regulatory and enforcement focus on the digital assets industry and certain market participants and practices. Increased enforcement activity and changes in the regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government or any new legislation affecting Bitcoin, as well as enforcement actions involving or impacting our trading venues, counterparties and custodians, may impose significant compliance and other costs on Pubco, significantly limit our ability to hold and transact in Bitcoin or materially reduce the value of Pubco’s Bitcoin holdings.

Bitcoin’s status as a product that may be offered and sold as a “security” in any relevant jurisdiction, as well as the status of Bitcoin-related products, and services in general, is subject to uncertainty, and if Pubco is unable to properly characterize such product or service offering, Pubco may be subject to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect Pubco’s business, operating results and financial condition.

The SEC and its staff have taken the position that a range of crypto assets, products and services fall within the definition of an investment contract that is offered or sold as a “security” under the U.S. federal securities laws. The legal test for determining whether any given crypto asset, product or service that is offered and sold is an investment contract was set forth in the 1946 U.S. Supreme Court case SEC v. W.J. Howey Co. and requires a highly complex, fact-driven analysis. Accordingly, whether any given crypto asset, product or service that would be ultimately deemed to be offered and sold as a security is uncertain and difficult to predict notwithstanding the conclusions of the SEC or any conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular crypto asset, product or service could be deemed to be offered or sold as a “security” or “securities offering” under applicable laws.

Public statements made by previous senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin (as currently offered and sold) is a “security” under the U.S. federal securities laws. As of the date of this proxy statement/prospectus, Bitcoin is a crypto asset which senior officials at the SEC have publicly stated is unlikely to be considered a “security.” However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other crypto asset. In addition, the SEC and courts have taken the position that a crypto asset that is not itself a security can be offered and sold in securities transactions, which carry many of the same regulatory risks and consequences summarized above. For example, the SEC has taken the position that yield, lending products, services or protocols can constitute the offer and sale of security even if the underlying crypto asset is not a security.

Any enforcement action by the SEC or any international or state securities regulator asserting that Bitcoin should be offered and sold as a “security” or a court decision to that effect, or any international or state securities regulator asserting that Bitcoin itself is a “security,” would be expected to have an immediate material adverse impact on the trading value of Bitcoin, as well as our business.

Several foreign jurisdictions have taken a broad-based approach to classifying crypto assets, products and services that are being offered or sold as “securities,” while other foreign jurisdictions have adopted a narrower approach. As a result, certain crypto assets, products or services, including those relating to Bitcoin, may be deemed to be offered and sold as a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations or directives that affect the characterization of crypto assets, products or services that are offered or sold as “securities.”

The classification of a crypto asset, product or service that is offered and sold as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading and clearing, as applicable, of such assets, products or services. For example, a crypto asset, product or service that is offered and sold as a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in crypto assets, products or services that are offered or sold as securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade crypto assets that are offered or sold as securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system (“ATS”) in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration and qualification requirements.

In its initial business activities, which will constitute (i) large-scale, programmatic Bitcoin accumulation, (ii) active management and maintenance of Bitcoin holdings and (iii) developing and implementing Bitcoin-related technology infrastructure and provision of Bitcoin-related educational services, Pubco does not plan to offer or sell Bitcoin as “investment contracts” or otherwise as a “security.” Pubco is not registered or licensed with the SEC or foreign authorities as a broker-dealer, national securities exchange or ATS (or foreign equivalents), and we believe that Bitcoin in itself or as a result of the manner in which we intend to purchase or sell Bitcoin in our initial business activities, is not a security (including based on prior statements by a number of SEC senior officials). However, statements, settlements and enforcement actions are not rules or regulations of the SEC and are not binding on the SEC. Regardless of public statements made by senior officials at the SEC and our conclusions, we could in the future be subject to legal or regulatory action in the event the SEC or a state or a foreign regulatory authority were to assert, or a court were to determine, that either Bitcoin itself or a product or service that we may offer or sell in the future related to Bitcoin which could be viewed a “security” under applicable laws. There can be no assurance that we will properly characterize over time any given Bitcoin product or service that is offered and sold as a security or non-security, or that the SEC, foreign regulatory authority or a court having final determinative authority on the topic, if the question was presented to it, would agree with our assessment. We expect our risk assessment policies and procedures to continuously evolve to take into account case law, legislative developments, facts and developments in technology.

If an applicable regulatory authority or a court, in either case having final determinative authority on the topic, were to determine that a product or service that is offered or sold by us in the future is a security, we would not be able to offer such product or service until we are able to do so in a legally compliant manner. A determination by the SEC, a state or foreign regulatory authority, or a court that a product or service that is offered or sold constitutes a security may result in us ceasing to offer that product or service, and may also result in us determining that it is advisable to cease offering products and services entirely, that have similar characteristics to the product or service that was alleged or determined to be a security. Alternatively, we may determine to continue to offer certain future products or services even if the SEC or another regulator alleges that the product or service is offered or sold as a security, pending a final judicial determination as to that product or service’s proper characterization, and the fact that we waited for a final judicial determination would generally not preclude penalties or sanctions against us for our having previously made that product or service available without registering that product or service with the SEC. As such, we could be subject to judicial or administrative sanctions for failing to offer or sell the product or service in compliance with the registration requirements, or for acting as a broker, dealer or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines and disgorgement, criminal liability, and reputational harm. Additionally, the SEC has brought and may in the future bring enforcement actions against other cryptoeconomy participants and their product offerings and services that may cause us to modify or discontinue a product offering or service. If we were to modify or discontinue any future product offering or service for any reason, our decision may be unpopular with users, may reduce our ability to attract and retain customers (especially if similar products or services continue to be offered by our competitors), and may adversely affect our business, operating results and financial condition.

Regulatory changes classifying Bitcoin as a “security” could lead to Pubco’s classification as an “investment company” under the Investment Company Act and could adversely affect the market price of Bitcoin and the market price of shares of Pubco Class A Stock.

While senior SEC officials have stated their view that Bitcoin is not a “security” for purposes of the U.S. federal securities laws, a contrary determination by the SEC could lead to our classification as an “investment company” under the Investment Company Act, which would subject us to significant additional regulatory controls that could have a material adverse effect on our business and operations and may also require us to substantially change the manner in which we conduct our business.

In addition, if Bitcoin is determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of Bitcoin as well as the ability to buy and sell it and in turn adversely affect the market price of shares of Pubco Class A Stock. For additional information on the additional requirements we would be required to meet if we were determined to be an investment company, see “If CEPO is deemed to be an investment company under the Investment Company Act, CEPO may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult for CEPO to complete the Business Combination.”

Pubco will not be subject to the same legal and regulatory obligations, including certain compliance and reporting obligations intended to protect investors, that apply to investment companies such as mutual funds and ETFs, or to obligations applicable to investment advisers.

Mutual funds, ETFs and their directors and management are subject to extensive regulation as “investment companies” and “investment advisers” under U.S. federal and state law; this regulation is intended for the benefit and protection of investors.

We believe we are currently not subject to, and subsequent to the Business Combination, will not be subject to, and do not otherwise voluntarily comply with, these laws and regulations. Consequently, shareholders of Pubco do not have the regulatory protections provided to shareholders in registered and regulated investment companies, which, for example, require investment companies to have a certain percentage of disinterested directors and regulate the relationship between the investment company and certain of its affiliates. Further, Pubco may hold or trade in commodity futures contracts in order to hedge its Bitcoin holdings. A futures contract, which is a type of derivative, is subject to the risk of loss caused by unanticipated market movements, which are potentially unlimited. In addition, there may at times be an imperfect correlation between the movement in the prices of futures contracts and the value of their underlying instruments or indexes, and there may at times not be a liquid secondary market for certain futures contracts leading to the possible inability to sell or close out a futures contract at the desired time or price. Commodity futures are regulated by the Commodity Exchange Act, as administered by the CFTC. We do not believe that we are a commodity pool for purposes of the Commodity Exchange Act. Consequently, shareholders will not have the regulatory protections provided to shareholders in Commodity Exchange Act-regulated instruments or commodity pools.

This means, among other things, that the execution of or changes to our Bitcoin acquisition and management strategy, our use of leverage, the manner in which our Bitcoin is custodied, our ability to engage in transactions with affiliated parties and our operating and investment activities generally are not subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies and investment advisers. For example, although a significant change to our Bitcoin acquisition strategy would require the approval of the Pubco Board, no shareholder or regulatory approval would be necessary. Consequently, the Pubco Board has broad discretion over the investment, leverage and cash management policies it authorizes, whether in respect of our Bitcoin holdings or other activities we may pursue, and has the power to change our current policies, including our strategy of acquiring and holding Bitcoin.

Due to the unregulated nature and lack of transparency surrounding the operations of many Bitcoin trading venues, Bitcoin trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in Bitcoin trading venues and adversely affect the value of Pubco’s Bitcoin holdings.

Bitcoin trading venues are relatively new and, in many cases, unregulated. Furthermore, there are many Bitcoin trading venues which do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in Bitcoin trading venues, including prominent exchanges that handle a significant volume of Bitcoin trading and/or are subject to regulatory oversight, in the event one or more Bitcoin trading venues cease or pause for a prolonged period the trading of Bitcoin or other digital assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems.

In 2022 there were reports claiming that more than half of Bitcoin trading volume on trading venues was false or non-economic in nature, with specific focus on unregulated exchanges located outside of the United States. The SEC has also brought actions against individuals and digital asset market participants alleging such persons artificially increased trading volumes in certain digital assets through wash trades, or repeated buying and selling of the same assets in fictitious transactions to manipulate their underlying trading price. Such reports and allegations may indicate that the Bitcoin market is significantly smaller than expected and that the United States makes up a significantly larger percentage of the Bitcoin market than is commonly understood. Any actual or perceived false trading in the Bitcoin market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of our

Bitcoin. Negative perception, a lack of stability in the broader Bitcoin markets and the closure, temporary shutdown or operational disruption of Bitcoin trading venues, lending institutions, institutional investors, institutional miners, custodians or other major participants in the Bitcoin ecosystem, due to fraud, business failure, cybersecurity events, government-mandated regulation, bankruptcy, or for any other reason, may result in a decline in confidence in Bitcoin and the broader Bitcoin ecosystem and greater volatility in the price of Bitcoin. For example, in 2022, each of Celsius Network, Voyager Digital, Three Arrows Capital, FTX Trading Ltd., and BlockFi filed for bankruptcy, following which the market prices of Bitcoin and other digital assets significantly declined. The SEC also alleged as part of its June 5, 2023, complaint that Binance Holdings Ltd. committed strategic and targeted “wash trading” through its affiliates to artificially inflate the volume of certain digital assets traded on its exchange. In addition, in June 2023, the SEC announced enforcement actions against Coinbase, Inc., and Binance Holdings Ltd., two providers of large trading venues for digital assets, which similarly was followed by a decrease in the market price of Bitcoin and other digital assets. These were followed in November 2023, by an SEC enforcement action against Payward Inc. and Payward Ventures Inc., together known as Kraken, another large trading venue for digital assets. While the current U.S. administration has dismissed these enforcement actions, it is uncertain when or whether new enforcement actions may be brought. The price of Pubco Class A Stock may be affected by the value of our Bitcoin holdings and the failure of a major participant in the Bitcoin ecosystem could have a material adverse effect on the market price of Pubco Stock.

Pubco may be unable to recognize the economic benefit of a “fork” or an “airdrop,” which could adversely impact an investment in Pubco.

The only digital asset to be held by Pubco will be Bitcoin.

From time to time, Pubco may come into possession of, acquire, or otherwise establish dominion and control over, digital assets or other assets or rights, or be entitled to acquire any of the foregoing, incidental to Pubco’s ownership of Bitcoin and that arise without any action of Pubco (“Incidental Rights,” and such digital assets, other assets and rights “IR Virtual Currency”). Incidental Rights can arise in a number of ways, including a fork in the Bitcoin blockchain, or an airdrop to holders of Bitcoin (each described below). Although Pubco intends to recognize forked and airdropped assets in close cooperation with the approach taken by its partner custodians at the time, Pubco may elect not to take advantage of such Incidental Rights, or may be unable to do so, or may irrevocably abandon the Incidental Rights or IR Virtual Currency, even if this may be economically detrimental to Pubco.

Network Forks.

Bitcoin, along with many other digital assets, are open-source projects. As a result, any individual can propose modifications or improvements through one or more software upgrades that could alter the protocol layer of the Bitcoin network. In most cases, when a modification is proposed, a substantial majority of miners adopt it, especially if the new version would be incompatible with the then-current version. However, when a substantial majority of miners do not adopt the modified version, the result is a “hard fork” with two incompatible networks and two incompatible digital assets. Bitcoin has undergone a number of hard forks since its inception. For example, on August 1, 2017, after extended debates among developers as to how to improve the Bitcoin network’s transaction capacity, the Bitcoin network was forked by a group of developers and miners resulting in the creation of a new blockchain, which underlies the new digital asset “Bitcoin Cash.” Bitcoin and Bitcoin Cash now operate on separate, independent blockchains. Since then, the Bitcoin network has forked several times to launch new digital assets, such as Bitcoin Gold, Bitcoin Silver and Bitcoin Diamond. Litecoin was also the result of a fork from the original Bitcoin blockchain.

Forks can occur for other reasons as well. For example, after a significant security breach, stakeholders on the network could elect to “fork” the network to its state before the hack, effectively reversing the hack. A fork could also be introduced unintentionally through a software bug or network activity.

Significant forks are typically announced several months in advance. The circumstances of each fork are unique, and their relative significance varies. It is possible that a particular fork may result in a significant disruption to Bitcoin and, potentially, may result in broader market disruption should pricing become difficult following the fork. It is not possible to predict with accuracy the impact that any anticipated fork could have or for how long any resulting disruption may exist.

Forks may have a detrimental effect on the value of Bitcoin, including by negatively affecting cryptocurrency allocations or by failing to capture of the full value of the newly forked Bitcoin if it is excluded from the BRRNY index. Forks can also introduce new security risks. For example, forks may result in “replay attacks,” or attacks in which transactions from one network were rebroadcast to nefarious effect on the other network. After a hard fork, it may become easier for an individual miner or mining pool’s hashing power to exceed 50% of the processing power of the digital asset network, thereby making digital assets that rely on proof of work more susceptible to attack. For example, when the Ethereum and Ethereum Classic networks, two other digital asset networks, split in July 2016, replay attacks, in which transactions from one network were rebroadcast to nefarious effect on the other network, plagued Ethereum exchanges through at least October 2016. An Ethereum exchange announced in July 2016 that it had lost 40,000 Ethereum Classic, worth about $100,000 at that time, as a result of replay attacks. Similar replay attack concerns occurred in connection with the Bitcoin Cash and Bitcoin SV networks split in November 2018. Another possible result of a hard fork is an inherent decrease in the level of security due to significant amounts of mining power remaining on one network or migrating instead to the new forked network.

A hard fork may adversely affect the price of Bitcoin at the time of announcement or adoption. For example, the announcement of a hard fork could lead to increased demand for the pre-fork digital asset, in anticipation that ownership of the pre fork digital asset would entitle holders to a new digital asset following the fork. The increased demand for the pre fork digital asset may cause the price of the digital asset to rise. After the hard fork, it is possible the aggregate price of the two versions of the digital asset running in parallel would be less than the price of the digital asset immediately prior to the fork. While Pubco will determine which network is generally accepted as the Bitcoin network and should therefore be considered the appropriate network for Pubco’s purposes, there is no guarantee that Pubco will choose the network and the associated digital asset that is ultimately the most valuable fork. Either of these events could therefore adversely impact the value of the shares of Pubco Class A Stock. When Bitcoin Cash forked from the Bitcoin network, the value of Bitcoin went from $2,800 to $2,700.

In principle, a hard fork could change the source code for the Bitcoin network, including the source code which limits the supply of Bitcoin to 21 million. Although many observers believe this is unlikely at present, there is no guarantee that the current 21 million supply cap for outstanding Bitcoin, which is estimated to be reached by approximately the year 2140, will not be changed. If a hard fork changing the 21 million supply cap is widely adopted, the limit on the supply of Bitcoin could be lifted, which could have an adverse impact on the value of Bitcoin and the value of the shares of Pubco Class A Stock.

If Bitcoin were to fork into two digital assets, Pubco may hold, in addition to its existing Bitcoin balance, a right to claim an equivalent amount of the new “forked” asset following the hard fork. However, BRRNY index does not track forks involving Bitcoin. The holder of Bitcoin has no discretion in a hard fork; it merely has the right to claim the new Bitcoin on a pro rata basis while it continues to hold the same number of Bitcoin.

Custodians of Pubco’s Bitcoin may retain the right to determine whether or not to support (or cease supporting) a forked network. The outcome of such decisions by custodians of Pubco’s Bitcoin may impact the price of Pubco Class A Stock.

Airdrops.

Owners of Bitcoin may also become subject to an “airdrop.” In an airdrop, the promotors of a different digital asset, typically one that is newly launched, will send that digital asset to the wallet of holders of an existing digital asset for no charge. Airdrops are not always announced and while in some cases the wallet owner needs to take a step to “claim” the new digital asset, in other cases, the wallet owner possesses the new digital asset without taking any actions. For example, in March 2017, the promoters of Stellar Lumens announced that anyone that owned Bitcoin as of June 26, 2017, could claim, until August 27, 2017, a certain amount of Stellar Lumens. Airdrops are not included in BRRNY index under its current methodology. Pubco may or may not participate in airdrops.

If Pubco notifies a custodian of its Bitcoin holdings in writing of an upcoming airdrop, such custodian may, among other actions, elect to: (i) custody the airdropped digital asset for an additional fee or (ii) not pursue obtaining the airdropped digital assets. The outcome of such decisions by custodians may impact the price of Pubco Class A Stock.

In the ordinary course of business managing its Bitcoin holding as a Bitcoin treasury company, Pubco may purchase Bitcoin through spot markets which may be exposed to fraud and market manipulation, including through front running and wash trading, which may adversely affect the value of the shares of Pubco Class A Stock.

The blockchain infrastructure could be used by certain market participants to exploit arbitrage opportunities through schemes such as front-running, spoofing, pump-and-dump and fraud across different systems, platforms or geographic locations. As a result of reduced oversight, these schemes may be more prevalent in digital asset markets than in the general market for financial products.

The SEC has identified possible sources of fraud and manipulation in the Bitcoin market generally, including, among others (1) “wash trading”; (2) persons with a dominant position in Bitcoin manipulating Bitcoin pricing; (3) hacking of the Bitcoin network and trading platforms; (4) malicious control of the Bitcoin network; (5) trading based on material, non-public information (for example, plans of market participants to significantly increase or decrease their holdings in Bitcoin, new sources of demand for Bitcoin, etc.) or based on the dissemination of false and misleading information; (6) manipulative activity involving purported “stablecoins,”; and (7) fraud and manipulation at Bitcoin trading platforms.

In the ordinary course of business managing its Bitcoin holding as a Bitcoin treasury company, Pubco may purchase Bitcoin through spot markets. Over the past several years, a number of Bitcoin spot markets have been closed or faced issues due to fraud. In many of these instances, the customers of such Bitcoin spot markets were not compensated or made whole for the partial or complete losses of their account balances in such Bitcoin exchanges.

In 2022, there were reports claiming that more than half of Bitcoin trading volume on digital asset exchanges was fake. Such reports alleged that certain overseas exchanges have displayed suspicious trading activity suggestive of a variety of manipulative or fraudulent practices. Other academics and market observers have put forth evidence to support claims that manipulative trading activity has occurred on certain Bitcoin exchanges. For example, in a 2017 paper entitled “Price Manipulation in the Bitcoin Ecosystem” sponsored by the Interdisciplinary Cyber Research Center at Tel Aviv University, a group of researchers used publicly available trading data, as well as leaked transaction data from a 2014 Mt. Gox security breach, to identify and analyze the impact of “suspicious trading activity” on Mt. Gox between February and November 2013, which, according to the authors, caused the price of Bitcoin to increase from around $150 to more than $1,000 over a two-month period. In August 2017, it was reported that a trader or group of traders nicknamed “Spoofy” was placing large orders on Bitfinex without actually executing them, presumably in order to influence other investors into buying or selling by creating a false appearance that greater demand existed in the market. In December 2017, an anonymous blogger (publishing under the pseudonym Bitfinex’d) cited publicly available trading data to support his or her claim that a trading bot nicknamed “Picasso” was pursuing a paint-the-tape-style manipulation strategy by buying and selling Bitcoin and Bitcoin Cash between affiliated accounts in order to create the appearance of substantial trading activity and thereby influence the price of such assets.

The potential consequences of a spot market’s failure or failure to prevent market manipulation could adversely affect the value of the shares of Pubco Class A Stock. Any market abuse, and a loss of investor confidence in Bitcoin, may adversely impact pricing trends in Bitcoin markets broadly, as well as an investment in shares of Pubco Class A Stock.

The price of Bitcoin on available spot markets may be exposed to wash trading.

Spot markets on which Bitcoin trades, through which Pubco may purchase Bitcoin, may be susceptible to wash trading. Wash trading occurs when offsetting trades are entered into for other than bona fide reasons, such as the desire to inflate reported trading volumes. Wash trading may be motivated by non-economic reasons, such as a desire for increased visibility on popular websites that monitor markets for digital assets so as to improve their attractiveness to investors who look for maximum liquidity, or it may be motivated by the ability to attract listing fees from token issuers who seek the most liquid and high-volume exchanges on which to list their coins. Results of wash trading may include unexpected obstacles to trade and erroneous investment decisions based on false information.

Even in the United States, there have been allegations of wash trading even on regulated venues. Any actual or perceived false trading in the digital asset exchange market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of Bitcoin and/or negatively affect the market perception of Bitcoin.

To the extent that wash trading either occurs or appears to occur in spot markets on which Bitcoin trades, investors may develop negative perceptions about Bitcoin and the digital assets industry more broadly, which could adversely impact the price Bitcoin and, therefore, the price of shares of Pubco Class A Stock. Wash trading also may place more legitimate digital asset exchanges at a relative competitive disadvantage.

The price of Bitcoin on available spot markets may be exposed to front-running.

Spot markets on which Bitcoin trades, through which Pubco may purchase Bitcoin, may be susceptible to “front-running,” which refers to the process when someone uses technology or market advantage to get prior knowledge of upcoming transactions. Front-running is a frequent activity on centralized as well as decentralized exchanges. By using bots functioning on a millisecond-scale timeframe, bad actors are able to take advantage of the forthcoming price movement and make economic gains at the cost of those who had introduced these transactions. The objective of a front runner is to buy a chunk of tokens at a low price and later sell them at a higher price while simultaneously exiting the position. Front-running happens via manipulations of gas prices or timestamps, also known as slow matching. To extent that front-running occurs, it may result in investor frustrations and concerns as to the price integrity of digital asset exchanges and digital assets more generally.

Bitcoin is susceptible to various types of malicious attacks, including a “51% attack” and such an attack, even temporarily, could adversely impact the price of Bitcoin and the value of shares of Pubco Class A Stock.

Digital asset networks, including the Bitcoin network, are subject to control by entities that capture a majority of the network’s computational power. If a single attacker, or a group of attackers acting in concert, control (even temporarily) a majority of the network mining power (known as hash rate) of the Bitcoin network, known as a “51%” attack, they could engage in harmful acts that could threaten the integrity of the network. For example, such attackers could reverse completed transactions, approve or reject transactions solely for their own benefit, or modify the ordering of transactions. This might allow these malicious actors to “double-spend” their own Bitcoin (i.e., spend the same Bitcoin in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actors did not yield its control of the processing power on the Bitcoin network or the network community did not reject the fraudulent blocks as malicious, reversing any changes made to the Bitcoin network may not be possible.

Further, a malicious actor could create a flood of transactions in order to slow down confirmations of transactions on the Bitcoin network. For example, on June 2, 2018, the Horizen network was the target of a double-spend attack by an unknown actor that gained more than 50% of the processing power of the Horizen network. The attack was the result of delayed submission of blocks to the Horizen network. The core developers of Zen subsequently implemented mitigation procedures to significantly increase the difficulty of attacks of this nature by introducing a penalty for delayed block submissions.

Bitcoin mining pools, where miners combine their computational resources (hash power) to increase their chances of mining new blocks and earning rewards, have become a crucial part of the Bitcoin network. If large mining pools were to combine their resources and act maliciously, it could increase the risk of a 51% attack. Moreover, if a majority of miners used the same hardware to mine Bitcoin and such hardware contained malicious code, it is possible that the distributor of that code cold launch a 51% attack. For example, in May 2019, the Bitcoin Cash network, a proof-of-work network, experienced a >50% attack when two large mining pools reversed a series of transactions to stop an unknown miner from taking advantage of a flaw in a recent Bitcoin Cash protocol upgrade. Although this particular attack was arguably benevolent, certain individuals believe it negatively impacted the Bitcoin Cash network.

A 51% attack is more likely to happen in the context of digital assets with smaller market capitalizations due to the reduced computing power threshold required to control a majority of a given network. Nevertheless, it is theoretically possible to mount a similar 51% attack on Bitcoin or other digital assets with large market capitalization. If the feasibility of a bad actor gaining control of the processing power on the Bitcoin network increases, there may be a negative effect on the value of Bitcoin and the value of the shares of Pubco Class A Stock.

There are only a few developers who have the authority to maintain the Bitcoin code. A malicious actor could obtain control over the Bitcoin network by influencing or exerting control over one more maintainers. The malicious actor could, for example, convince or pressure a maintainer to modify the code in a manner that benefits the malicious actor. If such amended code is then unknowingly incorporated by a majority of miners, the malicious actor might be able to manipulate the bitcoin network to their benefit. To the extent the malicious actor is successful, and such amendments enable the malicious exploitation of the Bitcoin network, the risk that a malicious actor may be able to obtain control of the Bitcoin network in this manner exists, which may adversely affect the value of Pubco Class A Stock.

To the extent that the Bitcoin ecosystem, including the core developers and the administrators of mining pools, does not act to ensure greater decentralization of mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the Bitcoin network will increase, which may adversely affect the value of the shares of Pubco Class A Stock.

If any of these exploitations or attacks occur, it could result in a loss of public confidence in Bitcoin and a decline in the value of Bitcoin and, as a result, adversely impact shares of Pubco Class A Stock.

Although Pubco will have relevant due diligence procedures at Closing regarding anti-money laundering (“AML”) and know-your-customer (“KYC”), these procedures may fail to prevent illegal transactions, which could subject Pubco to criminal and civil liabilities and impact the value of the shares of Pubco Class A Stock.

Although transaction details of peer-to-peer transactions are recorded on the Bitcoin blockchain, a buyer or seller of digital assets on a peer-to-peer basis directly on the Bitcoin network may never know to whom the public key belongs or the true identity of the party with whom it is transacting. Public key addresses are randomized sequences of alphanumeric characters that, standing alone, do not provide sufficient information to identify users. In addition, certain technologies may obscure the origin or chain of custody of digital assets. The opaque nature of the market poses asset verification challenges for market participants, regulators and auditors and gives rise to an increased risk of manipulation and fraud, including the potential for Ponzi schemes, bucket shops and pump and dump schemes. Digital assets have in the past been used to facilitate illicit activities. If a digital asset was used to facilitate illicit activities, businesses that facilitate transactions in such digital assets could be at increased risk of potential criminal or civil lawsuits, or of having banking or other services cut off, and such digital asset could be removed from digital asset exchanges. Any of the aforementioned occurrences could adversely affect the price of the relevant digital asset, the attractiveness of the respective blockchain network and an investment in shares of Pubco Class A Stock. If Pubco were to transact with a sanctioned entity, we would be at risk of potential criminal or civil lawsuits or liability.

Pubco aims to take measures with the objective of reducing illicit financing risks in connection with our activities. However, illicit financing risks are present in the digital asset markets, including markets for Bitcoin. There can be no assurance that the measures employed by Pubco will prove successful in reducing illicit financing risks, and Pubco will be subject to the complex illicit financing risks and vulnerabilities present in the digital asset markets. If such risks eventuate, Pubco could face civil or criminal liability, fines, penalties, or other punishments, be subject to investigation, have our assets frozen, lose access to banking services or services provided by other service providers, or suffer disruptions to their operations, any of which could negatively affect Pubco’s ability to operate or cause losses in value of the shares of Pubco Class A Stock.

At Closing, Pubco will have adopted and implemented policies and procedures that are designed to ensure that Pubco does not violate applicable AML and sanctions laws and regulations and to comply with any applicable KYC laws and regulations. Pubco aims to only interact with known authorized third party service providers with respect to whom it has engaged in a due diligence process to ensure a thorough KYC process, such as        , our         initial custodian, has adopted the following processes:

There is no guarantee that such procedures will always be effective. If third parties have inadequate policies, procedures and controls for complying with applicable anti-money laundering and applicable sanctions laws or Pubco’s diligence is ineffective, violations of such laws could result, which could result in regulatory liability for Pubco under such laws, including governmental fines, penalties, and other punishments, as well as potential liability to or cessation of services by a custodian. Any of the foregoing could impact the value of the shares of Pubco Class A Stock or negatively affect Pubco’s ability to operate.

Risks Related to Being a Public Company

The market price of Pubco Class A Stock may be volatile and decline materially as a result of volatility in Bitcoin or the digital asset markets generally, or for other reasons. You should be aware that you may lose some or all of your investment.

The trading price of Pubco Class A Stock following completion of the Business Combination is likely to be volatile. The stock market has recently experienced and in the future may experience extreme volatility. This volatility has often been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares of Pubco Class A Stock at an attractive price due to a number of factors such as the following:

•        Pubco’s operating and financial performance and prospects;

•        risk of Pubco’s credit rating being downgraded;

•        Pubco’s quarterly or annual earnings or those of other companies in its industry compared to market expectations;

•        conditions that impact demand for Pubco’s future products and/or services;

•        future announcements concerning Pubco’s business, its customers’ businesses or its competitors’ businesses;

•        the public’s reaction to Pubco’s press releases or other public announcements and filings with the SEC;

•        the market’s reaction to Pubco’s reduced disclosure and other requirements as a result of being an “emerging growth company” under the JOBS Act;

•        the size of Pubco’s public float;

•        volatility in Bitcoin, Pubco’s principal asset;

•        the control by the Seller over Pubco, which results in Pubco being expected to qualify as a “controlled company” under securities exchange rules, and may create conflicts of interest between Pubco and the Seller;

•        coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

•        market and industry perception of Pubco’s success, or lack thereof, in pursuing its strategy;

•        strategic actions by Pubco or its competitors, such as acquisitions or restructurings;

•        changes in laws or regulations which adversely affect Pubco’s industry or Pubco;

•        privacy and data protection laws, privacy or data breaches, or the loss of data;

•        changes in Pubco’s accounting standards, policies, guidance, interpretations or principles;

•        changes in Pubco’s senior management or key personnel;

•        issuances, exchanges or sales, or expected issuances, exchanges or sales of Pubco Class A Stock;

•        changes in Pubco’s dividend policy;

•        the lack of voting rights;

•        failure by Pubco to comply with regulatory requirements, including those related to governance and control requirements in particular jurisdictions, international sanctions or a change in regulations or enforcement policies that adversely affects our operations;

•        adverse resolution of new or pending investigation, regulatory action or litigation against Pubco; and

•        changes in general market, economic and political conditions in the United States and other global economies or financial markets, including those resulting from inflation and related monetary policy in response to inflation, natural disasters, terrorist attacks, acts of war and responses to such events.

Broad market and industry factors may materially reduce the market price of Pubco Class A Stock, regardless of Pubco’s operating performance. In addition, price volatility may be greater if the public float and trading volume of Pubco Class A Stock is low. As a result, you may suffer a loss on your investment.

Pubco’s share price may be exposed to additional risks because our business will become a public company through a “de-SPAC” transaction. There has been increased focus by government agencies on such transactions, and Pubco expects that increased focus to continue. Pubco may be subject to increased scrutiny by the SEC and other government agencies on holders of Pubco securities as a result, which could adversely affect the price of Pubco Class A Stock.

A substantial part of Pubco’s assets following the Business Combination will be its Bitcoin holdings and cash and cash equivalents from the proceeds of the Business Combination and the Private Placement Investments not invested in Bitcoin. Although Pubco is expected to have certain other operations, Pubco will depend on such retained cash and cash equivalents to pay its debts and other obligations.

Upon consummation of the Business Combination, a substantial part of Pubco’s assets will be its Bitcoin holdings and Bitcoin and cash and cash equivalents from the proceeds of the Business Combination and the Private Placement Investments not invested in Bitcoin. While Pubco plans to generate revenue through active management of its Bitcoin holdings, and potentially developing a dedicated platform of external Bitcoin investment managers, developing and entering into partnerships for Bitcoin-related financial and technology infrastructure and creating and promoting Bitcoin-related educational content, these business strategies are subject to risks as described in this section. Pubco’s ability to pay taxes and operating expenses, as well as its debt service obligations in the future, if any, will be largely dependent upon the financial results and cash flows resulting from its business strategies. There can be no assurance that Pubco will generate sufficient cash flow from its activities or that applicable law and contractual restrictions, including negative covenants under any debt instruments, if applicable, will permit the sale of Bitcoin that secures then-outstanding notes in order to fund working capital needs. Pubco may default on contractual obligations or have to borrow additional funds. In the event that Pubco is required to borrow additional funds, it could adversely affect Pubco’s liquidity and subject it to additional restrictions imposed by lenders. If Pubco enters into additional financing or other agreements in the future, Pubco cannot make assurances that these agreements will be on favorable terms or that they will not restrict the distribution of dividends or other payments to shareholders.

Pubco’s ability to timely raise capital in the future may be limited, or may be unavailable on acceptable terms, if at all. Pubco’s failure to raise capital when needed could harm its business, operating results and financial condition.

Pubco cannot be certain if it will generate sufficient cash through active management of its Bitcoin holdings and potentially developing a dedicated platform of external Bitcoin investment managers, developing and entering into partnerships for Bitcoin-related financial and technology infrastructure and creating and promoting Bitcoin-related educational content to fund future operations or growth of its business. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, Pubco may be unable to invest in future growth opportunities, which could harm Pubco’s business, operating results and financial condition. Pubco will incur debt at Closing pursuant to the issuance of the Convertible Notes, and will also incur obligations to pay dividends pursuant to the issuance of shares of Preferred Stock at Closing, and Pubco may from time to time issue additional notes or preferred stock in order to further its Bitcoin acquisition strategy. If Pubco incurs additional debt or issues additional shares of preferred stock, the debt holders and holders of preferred stock could also have rights senior to holders of Pubco Stock to make claims on Pubco’s assets. The terms of any debt could also restrict Pubco’s operations, including its ability to pay dividends on Pubco Class A Stock. As a result, Pubco shareholders bear the risk of future issuances of debt or preferred securities reducing the value of the shares of Pubco Class A Stock.

The issuance of additional shares or convertible securities by Pubco could make it difficult for another company to acquire Pubco, may dilute the ownership of Pubco shareholders and could adversely affect the price of Pubco Class A Stock.

Pubco may obtain additional financing and may, in addition to the Convertible Notes and Preferred Stock, issue additional shares and/or offer debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity and/or shares of preferred stock. Issuing additional shares of Pubco Stock, other equity securities, and/or securities convertible into equity may dilute the economic and voting rights of Pubco’s existing shareholders, reduce the market price of outstanding shares of Pubco Class A Stock, or both. Securities convertible into equity could be subject to adjustments in the conversion ratio, including such adjustments with respect to the conversion ratio of the Convertible Notes and the Preferred Stock, pursuant to which certain events may increase the number of equity securities issuable upon conversion. Shares of preferred stock could have a preference with respect to liquidating distributions or a preference with respect to dividend payments, including such preferences attached to the Preferred Stock, that could further limit Pubco’s ability to pay dividends to the holders of Pubco Class A Stock. The potential issuance of additional securities, including the potential issuance of shares of Pubco Class A Stock as a result of conversion of the Convertible Notes or Preferred Stock, may delay or prevent a change in control of Pubco or BSTR, discourage bids for our securities at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our securities, including Pubco Class A Stock. Pubco’s decision to issue securities in any future offering will depend on market conditions and other factors beyond its control, which may adversely affect the amount, timing or nature of its future offerings. As a result, holders of Pubco Class A Stock bear the risk that Pubco’s future offerings and exercise of any options under any stock option plans that Pubco may implement may reduce the market price of Pubco Class A Stock and dilute their percentage ownership. See the section entitled “Description of Pubco Securities.”

Future resales of Pubco Class A Stock after the consummation of the Business Combination may cause the market price of Pubco’s securities to drop significantly, even if Pubco’s business is doing well.

The Lock-Up Agreement and the Insider Letter (as will be amended at Closing in accordance with the Sponsor Support Agreement) provide that after the consummation of the Business Combination and subject to certain exceptions, the Pubco Stock received by the Sponsor and the Seller will be locked-up and subject to transfer restrictions, as described below, subject to certain exceptions, as described in the section “The Business Combination — Other Transaction Agreements — The Lock-Up Agreement” and “The Business Combination — Other Transaction Agreements — The Sponsor Support Agreement.”

However, following the expiration of such lock-up, the Sponsor and the Seller will not be restricted from selling Pubco Stock held by them, other than by applicable securities laws. Upon completion of the Business Combination and assuming that no CEPO Class A Ordinary Shares are redeemed in connection with the Business Combination and based on the other assumptions included elsewhere in this proxy statement/prospectus, the Seller and the Sponsor will collectively beneficially own approximately 70.8% of the outstanding shares of Pubco Class A Stock at Closing. Assuming a maximum redemption of 20,000,000 CEPO Class A Ordinary Shares in connection with the Business Combination, and based on the other assumptions included elsewhere in this proxy statement/prospectus, in the aggregate, the ownership of the Sponsor and the Seller would rise to 74.6% of the outstanding shares of Pubco Class A Stock at Closing. Both scenarios exclude the 44,207,151 shares of Pubco Class A Stock issuable upon conversion of the Convertible Notes (including the Option Notes) to be issued to the Convertible Notes Investors and the 23,224,615 shares of Pubco Class A Stock issuable to the Preferred Stock Investors and the July Convertible Notes Investors who exercised the Preferred Stock Option upon the conversion of the Preferred Stock. These also assume that no shares of Pubco Class A Stock are issued and outstanding under the Incentive Plan.

In addition, pursuant to the Amended and Restated Registration Rights Agreement, Pubco will agree to register for resale, pursuant to Rule 415 under the Securities Act, shares of Pubco Class A Stock that are held by the Sponsor and the Seller. Pursuant to the Amended and Restated Registration Rights Agreement, such parties will have customary registration rights, including demand and piggyback rights. Based on the assumptions included elsewhere in this proxy statement/prospectus, we estimate that up to an aggregate of 278,694,327 shares of Pubco Class A Stock held by such holders will be subject to registration rights following Closing.

As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the market price of Pubco Class A Stock and the market price of Pubco Class A Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Pubco will incur significant costs post-Business Combination as a result of being a public company, including additional legal, accounting, insurance and other expenses, as well as costs associated with public company reporting requirements.

Pubco will incur significant legal, accounting, insurance and other expenses, including costs associated with public company reporting requirements following completion of the Business Combination. Pubco will incur significant costs associated with complying with the requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and related rules implemented by the SEC and Nasdaq, or any other national securities exchange on which it may list its securities. Pubco expects these laws and regulations to increase its legal and financial compliance costs after the Business Combination and to render some activities more time-consuming and costly, although Pubco is currently unable to estimate these costs with any degree of certainty. Pubco is expected to need to hire more employees post-Business Combination or engage outside consultants to comply with these requirements, which will increase its post-Business Combination costs and expenses. These laws and regulations could make it more difficult or costly for Pubco to obtain certain types of insurance, including directors’ and officers’ liability insurance, and Pubco may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for Pubco to attract and retain qualified persons to serve on the Pubco Board or board committees or as executive officers. Furthermore, if Pubco is unable to satisfy its obligations as a public company, it could be subject to delisting of its Pubco Class A Stock, fines, sanctions and other regulatory action and potentially civil litigation.

Pubco’s management team is expected to have limited experience managing and operating a U.S. public company.

Certain members of Pubco’s management team are expected to have limited experience managing and operating a U.S. publicly traded company, interacting with U.S. public company investors, and complying with the increasingly complex laws pertaining to U.S. public companies. Its transition to being a U.S. public company subjects Pubco to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from Pubco’s senior management and could divert their attention away from the day-to-day management of its business. Pubco may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of U.S. public companies. The development and implementation of the standards and controls necessary for Pubco to achieve the level of accounting standards required of a public company may require costs greater than expected. To support its operations as a U.S. public company, Pubco plans to recruit additional qualified employees or external consultants with relevant experience, which will increase its operating costs in future periods. Should any of these factors materialize, Pubco’s business, financial condition and results of operations could be adversely affected.

Pubco and Newco have identified internal control deficiencies which result in material weaknesses in its internal control over financial reporting which, if not corrected, could affect the reliability of Pubco’s and Newco’s consolidated financial statements, and have other adverse consequences.

Pubco and Newco have identified internal control deficiencies which result in material weaknesses in its internal control over financial reporting which, if not corrected, could affect the reliability of Pubco’s and Newco’s consolidated financial statements, and have other adverse consequences. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Pubco’s and Newco’s consolidated financial statements would not be prevented or detected on a timely basis.

The identified material weaknesses, if not corrected, could result in a material misstatement to PubCo’s and Newco’s consolidated financial statements that may not be prevented or detected. Given that Pubco and Newco operate as a private company prior to the Business Combination, it does not have the necessary formalized processes to effectively implement review controls within its internal control over financial reporting.

Pubco’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it following consummation of the Business Combination could have a material adverse effect on its business, financial condition, results of operations, cash flow and prospects.

Section 404 of the Sarbanes-Oxley Act will require Pubco to evaluate the effectiveness of its internal control over financial reporting as of the end of each fiscal year, including a management report assessing the effectiveness of its internal control over financial reporting beginning with its first Annual Report on Form 10-K for the year in which the Business Combination is consummated. Additionally, once Pubco ceases to be an emerging growth company, its independent registered accounting firm will also be required to attest to the effectiveness of its internal control over financial reporting in each Annual Report on Form 10-K to be filed with the SEC. Pubco may in the future identify material weaknesses or significant deficiencies that it may be unable to remedy before the requisite deadline for those reports. Pubco’s ability to comply with the annual internal control reporting requirements will depend on the effectiveness of its financial reporting and data systems and controls across its company. Pubco expects these systems and controls to involve significant expenditures and to become increasingly complex as its business grows. To effectively manage this complexity, Pubco will need to continue to improve its operational, financial and management controls and its reporting systems and procedures. Any weaknesses or deficiencies or any failure to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm its operating results and cause it to fail to meet its financial reporting obligations or result in material misstatements in its financial statements, which could adversely affect our business and reduce the market price of Pubco Class A Stock.

Pubco will be an “emerging growth company.” The reduced public company reporting requirements applicable to emerging growth companies may make Pubco Class A Stock less attractive to investors.

Pubco will qualify as an “emerging growth company,” as defined in the JOBS Act. While Pubco remains an emerging growth company, it will be permitted to and plans to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These provisions include: (i) an exemption from compliance with the auditor attestation requirement in the assessment of Pubco’s internal control over financial reporting pursuant to Section 404 of Sarbanes-Oxley, (ii) not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, (iii) reduced disclosure obligations regarding executive compensation arrangements in Pubco’s periodic reports, registration statements and proxy statements, and (iv) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, the information Pubco provides will be different than the information that is available with respect to other public companies that are not emerging growth companies.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as Pubco is an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable.

Pubco cannot predict whether investors will find Pubco Class A Stock less attractive if it relies on these exemptions. If some investors find Pubco Class A Stock less attractive as a result, there may be a less active trading market for Pubco Class A Stock. The market price of Pubco Class A Stock may be more volatile.

Pubco expects to remain an emerging growth company until the earlier of (i) the last day of the fiscal year (1) following the fifth anniversary of the consummation of the Business Combination, (2) in which Pubco has total annual gross revenue of at least $1.235 billion, or (3) in which Pubco is deemed to be a large accelerated filer, which means the market value of Pubco Stock that is held by non-affiliates equaled or exceeded $700 million as of the end of that year’s second fiscal quarter, and (ii) the date on which Pubco has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.

If securities or industry analysts do not publish research or reports about Pubco’s business or publish negative reports, the market price of Pubco Class A Stock could decline.

The trading market for Pubco Class A Stock will be influenced by the research and reports that industry or securities analysts publish about Pubco, Pubco’s business. Pubco may be unable or slow to attract research coverage and if one or more analysts cease coverage of Pubco, the price and trading volume of Pubco’s securities would likely be negatively impacted. If any of the analysts that may cover Pubco change their recommendation regarding Pubco’s securities adversely, or provide more favorable relative recommendations about Pubco’s competitors, the price of Pubco’s securities would likely decline. If any analyst that may cover Pubco ceases covering Pubco or fails to regularly publish reports on Pubco, it could lose visibility in the financial markets, which could cause the price or trading volume of Pubco’s securities to decline. If one or more of the analysts who cover Pubco downgrades Pubco Class A Stock or if Pubco’s reporting results do not meet their expectations, the market price of Pubco Class A Stock could decline. Moreover, the market price of Pubco Class A Stock may decline after the Business Combination if Pubco does not achieve the perceived benefits of the Business Combination as rapidly or to the extent anticipated by financial analysts, or the effect of the Business Combination on Pubco’s financial results is not consistent with the expectations of financial analysts. Accordingly, holders of Pubco Stock following the consummation of the Business Combination may experience a loss as a result of a decline in the market price of Pubco Class A Stock. In addition, a decline in the market price of Pubco Class A Stock following the consummation of the Business Combination could adversely affect Pubco’s ability to issue additional securities and to obtain additional financing in the future.

Pubco may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities. These matters are often expensive and time consuming, and, if resolved adversely, could harm Pubco’s business, financial condition and operating results.

We may from time to time become subject to claims, arbitrations, individual and class action lawsuits with respect to a variety of matters, including employment, consumer protection, advertising and securities. In addition, we may from time to time become subject to, government and regulatory investigations, inquiries, actions or requests, other proceedings and enforcement actions alleging violations of laws, rules and regulations, both foreign and domestic. The scope, determination and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes and proceedings to which we are subject cannot be predicted with certainty, and may result in:

•        substantial payments to satisfy judgments, fines or penalties;

•        substantial outside counsel, advisor and consultant fees and costs;

•        substantial administrative costs, including arbitration fees;

•        additional compliance and licensure requirements;

•        loss or non-renewal of then-existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for our business;

•        loss of productivity and high demands on employee time;

•        criminal sanctions or consent decrees;

•        termination of certain employees, including members of our executive team;

•        barring of certain employees from participating in our business in whole or in part;

•        orders that restrict our business or prevent us from offering certain products or services;

•        changes to our business model and practices;

•        an inability to deliver on our strategy;

•        delays to planned transactions, product launches or improvements; and

•        damage to our brand and reputation.

Regardless of the outcome, any such matters can have an adverse impact, which may be material, on our business, operating results or financial condition because of legal costs, diversion of management resources, reputational damage and other factors.

Risks Related to the Business Combination

The market price of shares of Pubco Class A Stock after the Business Combination will be affected by factors different from those currently affecting the market price of CEPO Class A Ordinary Shares.

The market price of shares of Pubco Class A Stock after the Business Combination will be influenced by various factors, distinct from those affecting the market price of CEPO Class A Ordinary Shares before the Business Combination. These include the financial performance of Pubco, economic conditions, market trends, Bitcoin price performance, investor psychology, relative governance rights and political and social factors.

The market price of Pubco Class A Stock may change significantly following the Business Combination. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. Public Shareholders may not be able to resell their shares of Pubco Class A Stock at an attractive price due to a number of factors such as those listed in “Risks Related to the Business and Strategy of Pubco,” “Risks Related to Being a Public Company” and the following:

•        results of operations that vary from the expectations of securities analysts and investors;

•        results of operations that vary from those of Pubco’s competitors;

•        changes in the market price of Bitcoin;

•        changes in expectations as to Pubco’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•        declines in the market prices of stocks generally;

•        strategic actions by Pubco or its competitors;

•        announcements by Pubco or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

•        any significant change in Pubco’s management;

•        changes in general economic or market conditions or trends in Pubco’s industry or markets;

•        changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to Pubco’s business;

•        future sales by Pubco of Pubco Class A Stock or other securities;

•        investor perceptions of the investment opportunity associated with Pubco Class A Stock relative to other investment alternatives;

•        the public’s response to press releases or other public announcements by Pubco or third parties, including Pubco’s filings with the SEC;

•        litigation involving Pubco, Pubco’s industry, or both, or investigations by regulators into the Pubco Board, Pubco’s operations or those of Pubco’s competitors;

•        guidance, if any, that Pubco provides to the public, any changes in this guidance or Pubco’s failure to meet this guidance;

•        the development and sustainability of an active trading market for Pubco Class A Stock;

•        actions by institutional or activist shareholders;

•        changes in accounting standards, policies, guidelines, interpretations or principles; and

•        other events or factors, including those resulting from pandemics, natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of Pubco Class A Stock, regardless of Pubco’s actual operating performance. In addition, price volatility may be greater if the public float and trading volume of Pubco Class A Stock is low.

In the past, following periods of market volatility, shareholders have instituted securities class action litigation. If Pubco was involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from Pubco’s business regardless of the outcome of such litigation.

The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

The Business Combination Agreement is subject to a number of conditions which must be fulfilled in order to complete the Business Combination. Those conditions include, among other things: approval of the CEPO Shareholder Approval Matters by CEPO Shareholders; absence of laws or orders prohibiting completion of the Business Combination; effectiveness of this proxy statement/prospectus; the shares of Pubco Class A Stock having been approved for listing on Nasdaq or any other national securities exchange; the accuracy of the representations and warranties by both parties (subject to the materiality standards set forth in the Business Combination Agreement); the performance in all material respects by the parties of their covenants and agreements related to the Business Combination; no occurrence of a material adverse effect on CEPO, Pubco or BSTR; the funding of the Private Placement Investments by the Private Placement Investors; and the completion of the Contribution. These conditions to the Closing of the Business Combination may not be fulfilled in a timely manner or at all, and, accordingly, the Business Combination may not be completed.

In addition, the parties can mutually decide to terminate the Business Combination Agreement at any time, before or after the approval of the CEPO Shareholder Approval Matters by the CEPO Shareholders, or Pubco, BSTR or CEPO may elect to terminate the Business Combination Agreement in certain other circumstances. For more information, see the section entitled “Questions and Answers About the Proposals — Q. What conditions must be satisfied or waived to complete the Business Combination?” and the section entitled “The Business Combination — The Business Combination Agreement — Conditions to the Parties’ Obligations to the Closing.”

The Business Combination Agreement contains provisions that limit CEPO from seeking an alternative business combination. If the Business Combination is not completed, those restrictions may make it harder for CEPO to complete an alternate business combination before the end of the Combination Period.

While the Business Combination Agreement is in effect, CEPO may not solicit, assist, facilitate the making, submission or announcement of, or intentionally encourage any Alternative Transaction or Acquisition Proposal, such as a merger, material sale of assets or equity interests or other business combination, with any third party, even though any such Alternative Transaction or Acquisition Proposal could be more favorable to CEPO Shareholders than the Business Combination. Further, if CEPO holds and concludes the Meeting but the approval of the CEPO Shareholder Approval Matters are not obtained, either CEPO or the Seller may terminate the Business Combination Agreement. If the Business Combination Agreement is terminated and the CEPO Board seeks another business combination, these provisions will make it more difficult for CEPO to complete an alternative business combination by the end of the Combination Period following the termination of the Business Combination Agreement due to the passage of time during which these provisions have remained in effect. There can be no assurance that CEPO will be able to find another acquisition target that would consummate a business combination or that such other business combination will be completed prior to the end of the Combination Period. For more information, see the section entitled “The Business Combination — Termination and Effects of Termination.”

The trading price of shares of Pubco Class A Stock after Closing are likely to be highly correlated to the price of Bitcoin which is volatile and can rise and fall rapidly and quickly and there is no guarantee that the price of Bitcoin after Closing will be greater than the Closing Bitcoin Price or the trading price of Pubco Class A Stock will be higher than the redemption price that Public Shareholders would have received if they redeemed their Public Shares.

As noted elsewhere in this proxy statement/prospectus, due to the initial assets of Pubco primarily comprising Bitcoin, the trading price of shares of Pubco Class A Stock following Closing are likely to be highly correlated to the price of Bitcoin. As a result, any increase or decrease in the price of Bitcoin could result in a corresponding increase or decrease in shares of Pubco Class A Stock. While Bitcoin has been a well performing asset over the long term in the last five (5) years, the price of Bitcoin is volatile and can rise and fall rapidly and quickly and there is no guarantee that the price of Bitcoin will continue to rise or that the price of Bitcoin after Closing will be greater than the Closing Bitcoin Price or the trading price of Pubco Class A Stock will be higher than the redemption price that Public Shareholders would have received if they redeemed their Public Shares. As an example, based on BRRNY, while the price of Bitcoin had reached over $109,000 in January 2025, the price of Bitcoin subsequently decreased to approximately $74,000 in April 2025 and again reached over $112,000 in August 2025. For more information, see the risk factors entitled “Pubco’s operating results, revenues and expenses may significantly fluctuate, including due to the highly volatile nature of Bitcoin, which could have an adverse effect on the market price of Pubco Class A Stock” and “We may suffer losses due to abrupt and erratic market movements.”

The following table is an illustration of the potential impact of changes in the price of Bitcoin and the mNAV (multiple of enterprise value to the market value of Bitcoin holdings) on the share price of Pubco Class A Stock.

Illustrative Share Price of Pubco Class A Stock(1)(2)(3)

Illustrative Price of Bitcoin

Illustrative mNAV		$70,000	$80,000	$90,000	$100,000	$110,000	$120,000	$130,000	$140,000
	0.5x	$1.93	$2.44	$2.95	$3.46	$3.97	$4.48	$4.99	$5.50
	1.0x	$5.50	$6.51	$7.53	$8.55	$9.57	$10.58	$11.60	$12.62
	1.5x	$9.06	$10.58	$12.11	$13.54	$14.85	$16.15	$17.45	$18.75
	2.0x	$12.62	$14.41	$16.15	$17.89	$19.62	$21.36	$23.10	$24.83
	2.5x	$15.71	$17.89	$20.06	$22.23	$24.40	$26.57	$28.74	$30.91
	3.0x	$18.75	$21.36	$23.97	$26.57	$29.18	$31.78	$34.39	$36.99

____________

(1)      Assumes Pubco owns 40,033.06 Bitcoin, consisting of (i) 25,000 Bitcoin to be contributed by the Seller pursuant to the Contribution Agreement, (ii) 4,176.11 Bitcoin to be contributed by the CEPO BTC Equity PIPE Investors pursuant to their respective CEPO BTC Equity PIPE Subscription Agreements, (iii) 845 Bitcoin to be contributed by the Newco Equity Investors pursuant to the Newco Subscription Agreements and (iv) 10,011.95 Bitcoin purchased by Pubco shortly after Closing with the net proceeds of the Private Placement Investments at an assumed price of $111,176.54 (based on the Closing Bitcoin Price calculated as of September 7, 2025).

(2)      Illustrative Share Price of Pubco Class A Stock is calculated as (i) (a) the product of (1) Illustrative Price of Bitcoin, (2) the Illustrative mNAV and (3) the number of Bitcoin less (b) debt outstanding (assuming conversion of the Convertible Notes and Preferred Stock when appropriate) plus (c) cash, and divided by (ii) the pro forma number of shares of Pubco Class A Stock outstanding assuming no redemptions of Public Shares and including any shares related to the conversion of Convertible Notes and Preferred Stock when appropriate (being 393,465,566 without conversion of the Convertible Notes and Preferred Stock and 460,897,332 with conversion of the Convertible Notes and Preferred Stock) and shares related to the redemption of Newco Exchange Interests.

(3)      Assumes that the Convertible Notes and Preferred Stock are converted at $13.00 per share when the conversion price is lower than the Illustrative Share Price of Pubco Class A Stock.

Public Shareholders should carefully review this table, as well as the current price of Bitcoin, as part of their analysis in determining the potential value of their Public Shares and determining whether or not to redeem their Public Shares in connection with the Business Combination.

For additional information, see the risk factors entitled “Pubco’s operating results, revenues and expenses may significantly fluctuate, including due to the highly volatile nature of Bitcoin, which could have an adverse effect on the market price of Pubco Class A Stock,” “We may suffer losses due to abrupt and erratic market movements.”

Neither CEPO nor the CEPO Shareholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total consideration for the CEPO Merger in the event that any of the representations and warranties in the Business Combination Agreement made by Pubco or BSTR or any other party thereto ultimately proves to be inaccurate or incorrect.

The representations and warranties made by Pubco, CEPO, BSTR, CEPO Merger Sub and the Seller to each other in the Business Combination Agreement will not survive the Closing. As a result, CEPO and the CEPO Shareholders will not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total consideration for the CEPO Merger if any representation or warranty in the Business Combination Agreement made by Pubco, BSTR or the Seller proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, CEPO and the CEPO Shareholders would have no indemnification claim with respect thereto and its financial condition or results of operations could be adversely affected.

The value of the CEPO Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of shares of Pubco Class A Stock at such time is substantially less than $10.00 per share, which may create an economic incentive for the CEPO management team to pursue and consummate the Business Combination which differs from the Public Shareholders.

The Sponsor currently owns 5,500,000 CEPO Ordinary Shares, including 5,000,000 CEPO Founder Shares and 500,000 CEPO Private Placement Shares, which it purchased for $5,025,000 in the aggregate, comprised of the $25,000 purchase price for the CEPO Founder Shares (or approximately $0.005 per share) and the $10.00 purchase price for the CEPO Private Placement Shares (or $10.00 per share). Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to surrender, for no consideration, which CEPO will cancel, 2,500,000 CEPO Class B Ordinary Shares immediately prior to, and subject to the consummation of, the CEPO Merger, resulting in the Sponsor owning 2,500,000 CEPO Class B Ordinary Shares immediately after such surrender. Assuming a trading price of $10.00 per share upon consummation of the Business Combination, the 2,500,000 CEPO Founder Shares (after accounting for the surrender of 2,500,000 CEPO Founder Shares by the Sponsor immediately prior to the CEPO Merger) would have an aggregate implied value of $25,000,000 and the 500,000 CEPO Private Placement Shares would have an aggregate implied value of $5,000,000. Even if the trading price after Closing of shares of Pubco Class A Stock after Closing were to be as low as approximately $1.68 per share, the value of the CEPO Founder Shares and CEPO Private Placement Shares would be equal to the Sponsor’s initial investment in CEPO of $5,025,000. As a result, the Sponsor is likely to be able to recoup its investment in CEPO and make a substantial profit on that investment even if the Public Shares lose significant value. Accordingly, the Sponsor, and CEPO’s directors and officers who have an economic interest in the Sponsor, may have an economic incentive that differs from that of the Public Shareholders to pursue and consummate an initial business combination, including the Business Combination, rather than to liquidate and to return all of the cash in the Trust Account to the Public Shareholders, even if that business combination were with a riskier or less-established target business. This may have influenced the CEPO management team’s motivation in identifying and selecting BSTR as CEPO’s acquisition target and seeking to consummate the Business Combination. For the foregoing reasons, Public Shareholders should consider the CEPO management team’s financial incentive to complete the Business Combination when evaluating whether to redeem their Public Shares in connection with the consummation of the Business Combination. See also “Since the Sponsor and CEPO’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders, a conflict of interest may have existed in determining whether the Business Combination with Pubco and BSTR is appropriate as CEPO’s initial business combination. Such interests include that the Sponsor will lose its entire investment in CEPO if the Business Combination is not completed or any other business combination is not completed.”

The “net cash” per Public Share not being redeemed will be less than the redemption price.

Each Public Share not being redeemed will represent a “net cash” per share contribution equal to its pro rata share of the Trust Account by that Public Shareholder to Pubco (which, as of July 31, 2025, was approximately $10.35 which is the approximate redemption amount per Public Share based on the Trust Account balance as of July 31, 2025, and inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note in the applicable Redemption Event). This represents a higher contribution of net cash per share to Pubco than (i) the CEPO Equity PIPE Shares and the Merger Consideration Shares, which are being issued at $10.00 per share, (ii) the $25,000 that was contributed by the Sponsor to CEPO in exchange for 5,000,000 CEPO Founder Shares (equal to approximately $0.005 per share), and (iii) the shares that may be issued to the Sponsor as repayment for the Sponsor Loan and the Sponsor Note (which, if elected by the Sponsor to be repaid in shares, will be issued at a price of $10.00 per share). Accordingly, assuming that the “net cash” per Public Share being contributed to Pubco reflects the cash being contributed at Closing by CEPO to Pubco (i.e., the Trust Account balance net of redemptions, the amount funded by the Equity PIPE Investors and any cash balances of CEPO outside of the Trust Account), the redemption price is expected to be greater than the net cash per share contributed by CEPO to Pubco.

Public Shareholders who do not redeem their Public Shares will experience substantial and immediate dilution upon Closing of the Business Combination as a result of the CEPO Class B Ordinary Shares held by the Sponsor, since the value of the CEPO Class B Ordinary Shares is likely to be substantially higher than the nominal price paid for them, as well as a result of the issuance of the shares of Pubco Stock in the Business Combination and the Private Placement Investments.

The issuance of a significant number of shares of Pubco Stock in the Business Combination and in connection with the Private Placement Investments (including shares of Pubco Class A Stock issuable upon conversion of the Convertible Notes and the Preferred Stock and upon redemption of the Newco Exchange Interests) will dilute the equity interests of Public Shareholders in Pubco following the Business Combination and may adversely affect prevailing market prices for shares of Pubco Class A Stock.

In addition, the Sponsor acquired the CEPO Founder Shares at a nominal price, also significantly contributing to this dilution.

It is anticipated that, upon the completion of the Business Combination and the Private Placement Investments and assuming a Closing Bitcoin Price of $110,077.73, (a) assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, that there are no CEPO Dissenting Shares, that all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements, that no Convertible Notes and shares of Preferred Stock are converted into shares of Pubco Class A Stock, that all Newco Exchange Interests are redeemed in exchange for shares of Pubco Class A Stock and that no shares of Pubco Class A Stock are issued pursuant to the Incentive Plan, (i) Public Shareholders will own approximately 5.1% of the issued and outstanding shares of Pubco Class A Stock, (ii) the CEPO Cash Equity PIPE Investors will own approximately 10.0% of the issued and outstanding shares of Pubco Class A Stock, (iii) the CEPO BTC Equity PIPE Investors will own approximately 11.7% of the issued and outstanding shares of Pubco Class A Stock, (iv) the Newco Equity Investors will own approximately 2.4% of the issued and outstanding shares of Pubco Class A Stock, (v) the Sponsor will own approximately 0.9% of the issued and outstanding shares of Pubco Class A Stock and (vi) the Seller will own approximately 69.9% of the issued and outstanding shares of Pubco Class A Stock, (b) assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, that there are no CEPO Dissenting Shares, that all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements, that all Convertible Notes and shares of Preferred Stock are converted into shares of Pubco Class A Stock at $13.00 per share, that all Newco Exchange Interests are redeemed in exchange for shares of Pubco Class A Stock and that no shares of Pubco Class A Stock are issued pursuant to the Incentive Plan, (i) Public Shareholders will own approximately 4.3% of the issued and outstanding shares of Pubco Class A Stock, (ii) the CEPO Cash Equity PIPE Investors will own approximately 8.6% of the issued and outstanding shares of Pubco Class A Stock, (iii) the CEPO BTC Equity PIPE Investors will own approximately 10.0% of the issued and outstanding shares of Pubco Class A Stock, (iv) the Newco Equity Investors will own approximately 2.0% of the issued and outstanding shares of Pubco Class A Stock, (v) the Convertible Notes Investors will own approximately 9.6% of the issued and outstanding shares of Pubco Class A Stock, (vi) the Preferred Stock Investors will own approximately 5.0% of the issued and outstanding shares of Pubco Class A Stock, (vii) the Sponsor will own approximately 0.8% of the issued and outstanding shares of Pubco Class A Stock and (viii) the Seller will own approximately 59.7% of the issued and outstanding shares of Pubco Class A Stock and 100% of the issued and outstanding shares of Pubco Class B Stock, (c) assuming, among other things, that 75% of the Public Shares are redeemed upon completion of the Business Combination, that there are no CEPO Dissenting Shares, that all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements, that no Convertible Notes or shares of Preferred Stock are converted into shares of Pubco Class A Stock, that all Newco Exchange Interests are redeemed in exchange for shares of Pubco Class A Stock and that no shares of

Pubco Class A Stock are issued pursuant to the Pubco Incentive Plan, (i) Public Shareholders will own approximately 1.3% of the issued and outstanding shares of Pubco Class A Stock, (ii) the CEPO Cash Equity PIPE Investors will own approximately 10.4% of the issued and outstanding shares of Pubco Class A Stock, (iii) the CEPO BTC Equity PIPE Investors will own approximately 12.1% of the issued and outstanding shares of Pubco Class A Stock, (iv) the Newco Equity Investors will own approximately 2.5% of the issued and outstanding shares of Pubco Class A Stock, (v) the Sponsor will own approximately 0.9% of the issued and outstanding shares of Pubco Class A Stock and (vi) the Seller will own approximately 72.8% of the issued and outstanding shares of Pubco Class A Stock and (d) assuming, among other things, that 75% of the Public Shares are redeemed upon completion of the Business Combination, that there are no CEPO Dissenting Shares, that all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements, that all Convertible Notes and shares of Preferred Stock are converted into shares of Pubco Class A Stock at $13.00 per share, that all Newco Exchange Interests are redeemed in exchange for shares Pubco Class A Stock and that no shares of Pubco Class A Stock are issued pursuant to the Pubco Incentive Plan, (i) Public Shareholders will own approximately 1.1% of the issued and outstanding shares of Pubco Class A Stock, (ii) the CEPO Cash Equity PIPE Investors will own approximately 8.9% of the issued and outstanding shares of Pubco Class A Stock, (iii) the CEPO BTC Equity PIPE Investors will own approximately 10.3% of the issued and outstanding shares of Pubco Class A Stock, (iv) the Newco Equity Investors will own approximately 2.1% of the issued and outstanding shares of Pubco Class A Stock, (v) the Convertible Notes Investors will own approximately 9.9% of the issued and outstanding shares of Pubco Class A Stock, (vi) the Preferred Stock Investors will own approximately 5.2% of the issued and outstanding shares of Pubco Class A Stock, (vii) the Sponsor will own approximately 0.8% of the issued and outstanding shares of Pubco Class A Stock and (viii) the Seller will own approximately 61.7% of the issued and outstanding shares of Pubco Class A Stock and 100% of the issued and outstanding shares of Pubco Class B Stock.

These ownership percentage assume a $10.00 share price and other assumptions set forth in the section entitled “Summary of the Proxy statement/Prospectus — Ownership of Pubco After the Transactions,” “Questions and Answers About the Proposals — What equity stake will current Public Shareholders, the Private Placement Investors, the Sponsor, the Seller, and their affiliates hold in Pubco immediately after the completion of the Business Combination and the Private Placement Investments?” in this proxy statement/prospectus. As such, Public Shareholders who do not redeem their Public Shares will experience substantial and immediate dilution upon Closing. For more information, see the section entitled “Summary of the Proxy Statement/Prospectus — Dilution.”

Additionally, future issuances of Pubco Class A Stock, including pursuant to the Incentive Plan, may significantly dilute the equity interests of Public Shareholders who do not redeem their Public Shares and may adversely affect prevailing market prices for Pubco Class A Stock.

Further, Pubco may also, from time to time in the future, issue additional shares of Pubco Class A Stock or securities convertible into Pubco Class A Stock pursuant to a variety of transactions, including acquisitions or other capital markets transactions. Issuing additional shares of its capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of Public Shareholders, reduce the market price of Pubco Class A Stock, or both. Shares of Preferred Stock and Preference shares (if issued) could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit Pubco’s ability to pay dividends to the holders of Pubco Class A Stock. Pubco’s decision to issue securities in any future offering will depend on market conditions and other factors beyond its control, which may adversely affect the amount, timing or nature of its future offerings. As a result, holders of Pubco Stock upon the Closing, including Public Shareholders who do not redeem their Public Shares, will bear the risk that future offerings may reduce the market price of Pubco Class A Stock and dilute their percentage ownership further.

If Public Shareholders who wish to exercise their redemption rights in connection with the Business Combination fail to properly demand such redemption rights, they will not be entitled to convert their Public Shares into a pro rata portion of the Trust Account and will instead become shareholders of Pubco.

In connection with the Business Combination, Public Shareholders may demand that CEPO redeem their Public Shares at the Closing in return for a pro rata portion of the funds available in the Trust Account, calculated as of two business days prior to the Closing Date. Public Shareholders who seek to exercise this redemption right must deliver their Public Shares (either physically or electronically) to CST prior to the vote at the Meeting. Any Public Shareholder who fails to properly demand redemption rights will not be entitled to redeem their Public Shares and receive a pro rata portion of the funds available in the Trust Account and will instead exchange their Public Shares for shares of Pubco Class A Stock and become shareholders of Pubco. See the section of this proxy statement/prospectus entitled “Extraordinary General Meeting of CEPO Shareholders — Redemption Rights” for the procedures to be followed.

Public Shareholders will not have any rights or interests in funds from the Trust Account except under certain limited circumstances, which includes in connection with the consummation of the Business Combination. Therefore, for a Public Shareholder to liquidate their investment in CEPO prior to such times, a Public Shareholder may be forced to sell their Public Shares in the open market, potentially at a loss.

Public Shareholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) CEPO’s completion of the Business Combination or another business combination if the Business Combination is not consummated, and then only in connection with those Public Shares that Public Shareholders have properly elected to redeem, subject to the limitations described herein, (ii) the redemption of Public Shares if CEPO is unable to complete a business combination by the end of the Combination Period, subject to applicable law and as further described herein, or (iii) in connection with an extension of the Combination Period. In no other circumstances will a Public Shareholder have any right or interest of any kind in the Trust Account. Accordingly, for a Public Shareholder to liquidate their investment in CEPO prior to such times, a Public Shareholder may be forced to sell their Public Shares in the open market, potentially at a loss.

The ability of Public Shareholders to exercise redemption rights with respect to a large number of CEPO Class A Ordinary Shares may reduce proceeds available to Pubco after Closing, reduce the public “float” of shares of Pubco Class A Stock after Closing, reduce the liquidity of the trading market for the shares of Pubco Class A Stock after Closing, or make it difficult to obtain or maintain the quotation, listing or trading shares of Pubco Class A Stock on Nasdaq or another national securities exchange, and consequently may not allow the parties to complete the Business Combination, or optimize Pubco’s capital structure following the Business Combination.

Public Shareholders may vote in favor of the Business Combination and still elect to redeem their shares. We do not know how many Public Shareholders may exercise their redemption rights in connection with the Business Combination. If a larger number of Public Shares are submitted for redemption than we initially expected, we may need to arrange for additional debt or equity financing to provide working capital to Pubco following the Closing. There can be no assurance that such debt or equity financing will be available to us if we need it or, if available, the terms will be satisfactory to us. Raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels and may increase the probability that the Business Combination will be unsuccessful.

In such event, if adequate third-party financing is unavailable or only available on unreasonable terms, Pubco may not be able to maintain the listing of its securities on Nasdaq, New York Stock Exchange or another national securities exchange for lack of liquidity and may not have sufficient cash and liquidity to finance its operations as currently contemplated following the Business Combination.

Since the Sponsor and CEPO’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders, a conflict of interest may have existed in determining whether the Business Combination with Pubco and BSTR is appropriate as CEPO’s initial business combination. Such interests include that the Sponsor will lose its entire investment in CEPO if the Business Combination is not completed or any other business combination is not completed.

When Public Shareholders consider the recommendation of the CEPO Board to vote in favor of each of the Proposals, including the Business Combination Proposal, they should consider that the Sponsor and CEPO’s directors and officers have interests in the Proposals that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders. The CEPO Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and transaction agreements and in recommending to CEPO Shareholders that they vote in favor of the Proposals presented at the Meeting, including the Business Combination Proposal. CEPO Shareholders should take these interests into account in deciding whether to approve the Proposals. These interests include, among other things, the following.

•        As of the date hereof, the Sponsor is the record holder of 5,000,000 CEPO Class B Ordinary Shares and 500,000 CEPO Class A Ordinary Shares. The following persons have material interests in the Sponsor: Cantor is the sole member of the Sponsor. CFGM is the managing general partner of Cantor; and Brandon G. Lutnick is the controlling trustee of the trusts owning all of the voting shares of CFGM and the Chairman and Chief Executive Officer of CFGM. As of the date hereof, each of Cantor, CFGM and Brandon G. Lutnick may be deemed to have beneficial ownership of the CEPO Ordinary Shares held directly by the Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. As of the date hereof, other than Brandon Lutnick, (as described above) and Danny Salinas (who has a minority limited partnership interest in Cantor), none of CEPO’s other directors or executive officers has a direct or indirect ownership interest in the Sponsor and none of CEPO’s directors or executive officers has beneficial ownership of the CEPO Ordinary Shares held directly by the Sponsor;

•        The Sponsor paid $25,000, or approximately $0.005 per share, for the 5,000,000 CEPO Class B Ordinary Shares, and $5,000,000, or $10.00 per share, for the 500,000 CEPO Class A Ordinary Shares. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to surrender, for no consideration, which CEPO will cancel, 2,500,000 CEPO Class B Ordinary Shares immediately prior to, and subject to the consummation of, the CEPO Merger, resulting in the Sponsor owning 2,500,000 CEPO Class B Ordinary Shares immediately after such surrender. As of August 15, 2025, the aggregate value of such shares (after accounting for such share surrender) is estimated to be approximately $31.9 million, assuming the per share value of the shares is the same as the $10.62 closing price of the CEPO Class A Ordinary Shares on Nasdaq on August 15 , 2025. As a result, the Sponsor is likely to be able to recoup its investment in CEPO and make a substantial profit on that investment, even if shares of Pubco Class A Stock have lost significant value after the Closing. This means that the Sponsor could earn a positive rate of return on its investment, even if Public Shareholders experience a negative rate of return in Pubco;

•        The 5,000,000 CEPO Class B Ordinary Shares and 500,000 CEPO Class A Ordinary Shares held by the Sponsor and purchased by the Sponsor for $5,025,000 in the aggregate will be worthless if a business combination is not consummated by CEPO by the end of the Combination Period (as defined below);

The Sponsor agreed that the 500,000 CEPO Class A Ordinary Shares it holds will not be sold or transferred until 30 days after CEPO has completed a business combination and the Sponsor agreed that the 5,000,000 CEPO Class B Ordinary Shares it holds (or 2,500,000 CEPO Class B Ordinary Shares after the agreed upon surrender) will not be sold or transferred until the earlier of (a) the one-year anniversary of the completion of CEPO’s business combination and (b) subsequent to the completion of a business combination, (x) if the last reported sale price of the CEPO Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the completion of CEPO’s business combination or (y) the date on which CEPO completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the CEPO Shareholders having the right to exchange their CEPO Class A Ordinary Shares for cash, securities or other property, subject to in each case to certain exceptions; provided that at Closing, the Sponsor, CEPO and Pubco will enter into an amendment to the Insider Letter to (i) extend the transfer and lock-up restrictions applicable to the CEPO Founder Shares pre-Closing so that they also apply to the CEPO Founder Shares post-Closing, (ii) modify the duration of the lock-up applicable to the CEPO Founder Shares post-Closing to be the earlier of (a) the twelve (12) month anniversary of the Closing Date and (b) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Pubco Stock for cash, securities or other property, and (iii) add Pubco as a party. These lock-ups will apply to the applicable shares of Pubco Class A Stock received by the Sponsor pursuant to the CEPO Merger;

•        The CEPO Memorandum and Articles contains an anti-dilution provision which adjusts the conversion ratio of the CEPO Class B Ordinary Shares upon their conversion to CEPO Class A Ordinary Shares upon certain issuances of equity and equity-linked securities by CEPO, which includes the CEPO Class A Ordinary Shares to be issued in the CEPO Equity PIPEs, such that the number of CEPO Class A Ordinary

Shares issued in respect of the CEPO Class B Ordinary Shares represents, 20% of all CEPO Ordinary Shares that remain outstanding and are not redeemed in connection with the Business Combination and the CEPO Equity PIPE Shares (but excluding the CEPO Private Placement Shares). In connection with the Business Combination and in accordance with the Sponsor Support Agreement, the Sponsor, as the sole holder of CEPO Class B Ordinary Shares, has agreed, subject to and conditioned upon the Closing, to waive this anti-dilution right of the CEPO Class B Ordinary Shares;

•        CF&Co., an affiliate of the Sponsor and Cantor, is a party to the Private Placement Engagement Letter, pursuant to which Pubco and CEPO engaged CF&Co. as the lead placement agent for the Private Placement Investments. Pursuant to the Private Placement Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to up to approximately $54.5 million, which is equal to the sum of (i) 5.0% of the gross proceeds received by Pubco and CEPO pursuant to the CEPO Cash Equity PIPE (assuming that all CEPO Cash Equity PIPE Investors fund their commitments in their CEPO Cash Equity PIPE Subscription Agreements); (ii) 4.5% of the gross proceeds received by Pubco and CEPO pursuant to the Preferred Stock Private Placements and the exercise of the Preferred Stock Option (assuming that the Preferred Stock Investors and the July Convertible Notes Investors who exercised the Preferred Stock Option fund their commitments in their Preferred Stock Subscription Agreements and Convertible Notes Subscription Agreements); and (iii) 4.0% of the gross proceeds received by Pubco and CEPO pursuant to the Convertible Notes Private Placement, excluding the Preferred Stock Option (assuming that the Convertible Notes Investors fund their commitments in their Convertible Notes Subscription Agreements); provided that 1% of each such fee is payable at the sole discretion of Pubco; provided, further, that such fees are reduced with respect to proceeds received from certain investors; and provided further, that the amount of such fee will be reduced by an amount equal to the product of (a) 3.5%, (b) $10.00 and (c) the number of Public Shares redeemed in connection with the Business Combination. No fee is payable to CF&Co. for the proceeds raised pursuant to the CEPO BTC Equity PIPE and the Newco Private Placement. CEPO will also reimburse CF&Co. at Closing, for all reasonable and documented out-of-pocket expenses incurred by CF&Co. in connection with CF&Co. rendering its services under the Private Placement Engagement Letter, the aggregate amount of which will not exceed $40,000. Pursuant to the Private Placement Engagement Letter, CF&Co. also has a right to act, during the period of its engagement and 12 months thereafter, as (i) Pubco’s lead managing underwriter, initial purchaser placement agent and/or arranger for any subsequent financing and (ii) Pubco’s lead financial advisor for any potential acquisition, disposition or other extraordinary corporate transaction involving Pubco or any of its subsidiaries, assets, securities or businesses, in each case, on such other terms and conditions customary for CF&Co. for similar transactions, which terms and conditions will be embodied in one or more separate written agreements, which agreements shall be based on CF&Co.’s customary form for the applicable financing or transaction. CF&Co. is also a party to the M&A Engagement Letter, pursuant to which CEPO engaged CF&Co. as CEPO’s exclusive financial advisor for the Business Combination. Pursuant to the M&A Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to $15 million. In addition, CF&Co. previously entered into the Business Combination Marketing Agreement, pursuant to which CF&Co. will receive a $7.0 million cash fee at the Closing. Payment of the foregoing fees are all contingent on the Closing.

•        Each of the Sponsor and Robert Sharp, an independent director on the CEPO Board, entered into CEPO Cash Equity PIPE Subscription Agreements with CEPO and Pubco, pursuant to which the Sponsor has committed to purchase 500,000 CEPO Class A Ordinary Shares for $5 million and Robert Sharp has committed to purchase 100,000 CEPO Class A Ordinary Shares for $1 million;

•        The Sponsor and CEPO’s officers and directors have agreed not to redeem any CEPO Ordinary Shares held by them in connection with a shareholder vote to approve a proposed business combination, including the Business Combination;

•        The CEPO Memorandum and Articles provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as CEPO; and (ii) CEPO renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and CEPO, on the other. In the course of their other business activities, CEPO’s officers and directors may have, or may become aware of, other investment and business opportunities which may be appropriate for presentation to CEPO as well as the other entities with which they are affiliated. CEPO’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business combination opportunity should be presented, any pre-existing fiduciary obligation will be presented the business combination opportunity before CEPO is presented with it. CEPO does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target;

•        CEPO has until the end of the Combination Period to consummate a business combination. If the Business Combination with BSTR is not consummated and CEPO does not consummate another business combination by the end of the Combination Period, CEPO will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding Public Shares for cash and subject to the approval of its remaining shareholders and the CEPO Board, dissolving and liquidating, subject in each case above to CEPO’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the 5,000,000 CEPO Class B Ordinary Shares and 500,000 CEPO Class A Ordinary Shares held by the Sponsor would be worthless because the Sponsor has waived its right to participate in any redemption or distribution with respect to such CEPO Ordinary Shares and CF&Co. will not receive any of the fees described above;

•        CEPO has issued the Sponsor Loan to the Sponsor in respect of up to $1,750,000 of loans the Sponsor has made, and will make, to CEPO to fund CEPO’s expenses relating to investigating and selecting an acquisition target and other working capital requirements. The Sponsor Loan does not bear interest and is repayable by CEPO to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option at any time on or prior to the Business Combination, all or any portion of the amount outstanding under the Sponsor Loan may be converted into CEPO Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Loan would be repaid only out of funds held outside of the Trust Account. As of June 30, 2025, CEPO had approximately $244,000 outstanding under the Sponsor Loan. If the Business Combination or another business combination is not consummated by the end of the Combination Period, the Sponsor Loan may not be repaid to the Sponsor, in whole or in part;

•        CEPO has also issued the Sponsor Note (as further described under the heading “Information About CEPO”) in connection with certain loans the Sponsor will make to CEPO in connection with each Redemption Event, such that an amount equal to $0.15 per Public Share being redeemed in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed Public Shares on such Redemption Event. The Sponsor Note does not bear interest and is repayable by CEPO to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option at any time on or prior to a business combination, all or any portion of the amount outstanding under the Sponsor Note may be converted into CEPO Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Note would be repaid only out of funds held outside of the Trust Account. As of June 30, 2025, CEPO had $0 outstanding under the Sponsor Note. The Sponsor Note, if drawn, will not be repaid to the extent that the amount of the Sponsor Note exceeds the amount of available proceeds not deposited in the Trust Account if a business combination is not completed;

•        If CEPO is unable to complete a business combination by the end of the Combination Period, the Sponsor has agreed to be liable to CEPO if and to the extent of any claims by a third party for services rendered or products sold to CEPO or by a prospective acquisition target with which CEPO has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, in each case, reduce the amount of redemption amount to below the lesser of (i) the sum of (A) $10.00 per Public Share and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event and (ii) the sum of (A) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less interest released to pay taxes, and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event; provided that such liability will not apply to any claims by a third party or prospective acquisition target who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under CEPO’s indemnity of the underwriters of the CEPO IPO against certain liabilities, including liabilities under the Securities Act nor to claims brought by CEPO’s public auditor;

•        The Sponsor, CEPO’s officers and directors and their affiliates are entitled to reimbursement for any out-of-pocket expenses incurred by them in connection with certain activities on CEPO’s behalf, such as identifying, investigating, negotiating and completing a business combination. If CEPO does not complete a business combination by the end of the Combination Period, CEPO may not have the cash necessary to reimburse these expenses. As of the date of this proxy statement/prospectus, none of the Sponsor, CEPO’s officers and directors or their affiliates has incurred any such expenses which would be reimbursed at the Closing; and

•        CEPO’s officers and directors will be eligible for continued indemnification and continued coverage under a tail policy for CEPO’s directors’ and officers’ liability insurance policy for up to a six-year period from and after the Closing for events occurring prior to the Closing, which tail policy is to be paid for by Pubco at the Closing pursuant to the Business Combination Agreement. If the Business Combination does not close, CEPO’s officers and directors may not receive this tail insurance coverage.

CEPO’s management determined that, in light of the potential conflicting interests described above with respect to the Sponsor and its Affiliates, the CEPO Audit Committee should separately review and consider the potential conflicts of interest with respect to the Sponsor and its Affiliates arising out of the proposed Business Combination and the proposed terms in respect thereof. Accordingly, the CEPO Audit Committee reviewed and considered such interests and, after taking into account the factors they deemed applicable (including the potential conflicting interests), unanimously approved the Business Combination Agreement and the transactions contemplated therein.

Additionally, in considering the recommendation of the CEPO Board to vote in favor of approval of the Proposals, unaffiliated CEPO Shareholders should keep in mind that the directors and executive officers of Pubco and Newco have interests in such Proposals that are different from or in addition to, those of unaffiliated CEPO Shareholders. In particular:

•        The fact that, assuming the maximum redemptions scenario, the Chief Executive Officer will own approximately     % of shares of Pubco Class A Stock outstanding immediately following the Closing.

•        Pubco is in the process of negotiating employment agreements with its Chief Executive Officer and Chief Financial Officer and expects to enter into an employment agreement with each of them prior to the Closing. Pubco also intends to grant equity awards under a stock incentive plan to be adopted by Pubco to Pubco’s Chief Executive Officer and Chief Financial Officer, prior to the Closing. As party to the anticipated employment agreements and recipients of the anticipated equity awards, Pubco’s Chief Executive Officer and Chief Financial Officer may have interests in the Business Combination that are different from or in addition to, the shareholders of Pubco; and

•        The fact that Dr. Adam Back, sole director, president and secretary of Newco is expected to become a director and the Chief Executive Officer of Pubco at Closing.

For additional information, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of the Sponsor and CEPO’s Directors and Executive Officers in the Business Combination.”

The existence of personal and financial interests of one or more of CEPO’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of CEPO and the Public Shareholders and what he or she may believe is best for himself, herself or themselves in determining to recommend that Public Shareholders vote for the Proposals. The personal and financial interests of the Sponsor and CEPO’s directors and officers may have influenced their motivation in identifying and selecting BSTR as an acquisition target and completing the Business Combination. The absence of a fairness opinion (or any similar report or appraisal) exacerbates the possibility that these risks impacted the terms of the Business Combination Agreement.

In addition, CF&Co. has performed, and will in the future perform, services for Seller and for which it has or will receive compensation (as further described in the section entitled “Certain Relationships and Related Party Transactions”).

CEPO’s management determined that, in light of the potential conflicting interests described above with respect to the Sponsor and its affiliates, the independent directors of CEPO should separately review and consider the potential conflicts of interest with respect to the Sponsor and its affiliates arising out of the Business Combination and the proposed terms in respect thereof. Accordingly, the CEPO Audit Committee reviewed and considered such interests and, after taking into account the factors they deemed applicable (including the potential conflicting interests), both the CEPO Audit Committee and the CEPO Board unanimously approved the Business Combination Agreement and the transactions contemplated therein.

Nonetheless, in considering the recommendations of the CEPO Board to vote for each of the Proposals, Public Shareholders should consider these interests. For additional information on the interests and relationships of the Sponsor and CEPO’s directors and officers in the Business Combination, see “The Business Combination Proposal — Interests of the Sponsor and CEPO’s Directors and Executive Officers in the Business Combination.” See also “The value of the CEPO Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of shares of Pubco Class A Stock at such time is substantially less than $10.00 per share, which may create an economic incentive for the CEPO management team to pursue and consummate the Business Combination which differs from the Public Shareholders.”

Neither the CEPO Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, CEPO Shareholders have no assurance from an independent source that the number of shares of Pubco Stock to be issued to the Seller and CEPO Shareholders in the Business Combination is fair to CEPO — and, by extension, CEPO Shareholders — from a financial point of view.

In considering the Business Combination, neither the CEPO Board nor any committee thereof obtained a fairness opinion from an independent investment banking firm or another independent firm that commonly renders opinions that the terms of the Business Combination are fair to CEPO Shareholders from a financial point of view. In analyzing the Business Combination, the CEPO Board reviewed summaries of financial analyses prepared by CF&Co., CEPO’s financial advisor, and CEPO management, including analyses regarding the potential impact of the price of Bitcoin and the illustrative enterprise value to Bitcoin market value multiple on Pubco’s share price. The CEPO Board also consulted with its financial and legal advisors and with CEPO management and considered a number of factors, uncertainty and risks, including, but not limited to, those discussed under “The Business Combination Proposal — CEPO Board’s Reasons for Approval of the Business Combination,” and concluded that the Business Combination was in the best interests of CEPO and the CEPO Shareholders. The CEPO Board believes that because of the professional experience and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to CEPO Shareholders and that the fair market value of the business or assets to be acquired in the Business Combination was at least 80% of the value of the Trust Account as of the day before execution of the Business Combination Agreement (excluding taxes payable on the income earned on the Trust Account). Accordingly, investors will be relying solely on the judgment of the CEPO Board in valuing BSTR, and the CEPO Board may not have properly valued such businesses. As a result, the terms may not be fair from a financial point of view to CEPO Shareholders. The lack of a fairness opinion (or any similar report or appraisal) may also lead to an increased number of Public Shareholders to vote against the Business Combination or demand redemption of their Public Shares, which could potentially impact CEPO’s ability to consummate the Business Combination. For information about the standards used by the CEPO Board in evaluating the Business Combination, see the section of this proxy statement/prospectus entitled “Background of the Business Combination.”

The parties to the Business Combination Agreement may waive one or more of the conditions to the Business Combination or certain of the other transactions contemplated by the Business Combination Agreement.

The parties to the Business Combination Agreement may agree to waive, in whole or in part, some of the conditions to the obligations to consummate the Business Combination or certain of the other transactions contemplated by the Business Combination Agreement, to the extent permitted by the CEPO Memorandum and Articles, the Private Placement Subscription Agreements and applicable laws. For example, it is a condition to CEPO’s obligations to consummate the Business Combination that certain of Pubco’s, BSTR’s and the Seller’s representations and warranties are true and correct in all respects as of the Closing, subject to the materiality exceptions set forth in the Business Combination Agreement. However, if the CEPO Board determines that it is in the best interest of CEPO to waive any such breach, then the CEPO Board may elect to waive that condition and consummate the Business Combination; provided that no party is able to waive the condition that CEPO Shareholders approve the Business Combination Proposal.

CEPO’s directors and officers will have discretion on whether to agree to changes or waivers in the terms of the Business Combination Agreement, and their interests in exercising that discretion may conflict with those of the CEPO Shareholders.

In the period leading up to the Closing, events may occur that, pursuant to the Business Combination Agreement, would require CEPO to agree to amend the Business Combination Agreement, to consent to certain actions taken by Pubco or BSTR or to waive or exercise rights that CEPO is entitled to under the Business Combination Agreement. Such events could arise because of a request by Pubco or BSTR to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on Pubco’s expected business strategy and would entitle CEPO to terminate the Business Combination Agreement. In any of such circumstances, it would be at CEPO’s discretion, acting through the CEPO Board, to grant its consent or waive those rights.

The existence of the financial and personal interests of one or more of the directors of CEPO described in the preceding risk factors (and as described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of one or more of the directors between such director’s potential beliefs in what is best for CEPO and such director’s potential beliefs in what is best for himself or herself in determining whether or not to take the requested action.

In the event that CEPO, Pubco, BSTR and the other parties to the Business Combination Agreement authorize an amendment to the Business Combination Agreement that does not require further approval by CEPO Shareholders, CEPO will inform CEPO Shareholders of such amendment by press release and other public communication. In the event that CEPO, Pubco, BSTR and the other parties to the Business Combination Agreement authorize an amendment to the Business Combination Agreement that requires further approval by CEPO Shareholders, to the extent this proxy statement/prospectus has been mailed to CEPO Shareholders, a proxy supplement or an amended proxy statement/prospectus would be delivered to CEPO Shareholders, and proxies would be re-solicited for approval of such amendment.

CEPO Shareholders who are not affiliated with the Sponsor may be exposed to greater risk as a result of becoming shareholders of Pubco through the Business Combination rather than acquiring shares of Pubco Class A Stock directly in an underwritten public offering as a result of the differences between the two transaction structures, including that the Business Combination did not involve an independent due diligence review by an underwriter and that the Sponsor has conflicts of interest in connection with the Business Combination.

Because there is no independent third-party underwriter involved in the Business Combination or the issuance of Pubco Stock in connection therewith, investors will not receive the benefit of any outside independent review of the respective finances and operations of CEPO and Pubco. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review will be conducted in connection with the Business Combination, CEPO Shareholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public security offering.

If Pubco became a public company through an underwritten public offering, the underwriters would be subject to liability under Section 11 of the Securities Act for material misstatements and omissions in the initial public offering registration statement. In general, an underwriter is able to avoid liability under Section 11 if it can prove that, it “had, after reasonable investigation, reasonable ground to believe and did believe, at the time the registration statement became effective, that the statements therein (other than the audited financial statements) were true and that there was no omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.” In order to fulfill its duty to conduct a “reasonable investigation,” an underwriter will, in addition to conducting a significant amount of due diligence on its own, usually require that an issuer’s independent registered public accounting firm provide a comfort letter with respect to certain numbers included in the registration statement and will require the law firm for the issuer to include in its legal opinion to the underwriters a statement that such counsel is not aware of any material misstatements or omissions in the initial public offering registration statement (“Counsel Negative Assurance Statements”). Auditor comfort letters and Counsel Negative Assurance Statements are generally not required in connection with private companies going public through a merger with a SPAC, such as CEPO, and no auditor comfort letters or Counsel Negative Assurance Statements have been requested or obtained in connection with the Business Combination or the preparation of this proxy statement/prospectus.

In addition, the amount of due diligence conducted by CEPO and its advisors in connection with the Business Combination may not be as great as would have been undertaken by an underwriter in connection with an initial public offering of Pubco. Accordingly, it is possible that defects in BSTR’s business or problems with BSTR’s management that would have been discovered if Pubco conducted an underwritten public offering will not be discovered in connection with the Business Combination, which could adversely affect the market price of Pubco Class A Stock.

Unlike an underwritten initial public offering, the initial trading of Pubco Class A Stock will not benefit from the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed shares and underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing. The lack of such a process in connection with the listing of Pubco Class A Stock on applicable national securities exchange could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for Pubco Class A Stock during the period immediately following the listing.

Furthermore, the Sponsor and CEPO’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders. Such interests may have influenced the CEPO Board in making their recommendation that CEPO Shareholders vote in favor of the Business Combination Proposal and the other Proposals. In addition, in the event the Business Combination is completed, the value of the CEPO Founder Shares will be significantly greater than the amount the Sponsor paid to purchase such shares, even if after consummation of the Business Combination the trading price of Pubco Class A Stock materially declines. See “Since the Sponsor and CEPO’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders, a conflict of interest may have existed in determining whether the Business Combination with Pubco and BSTR is appropriate as CEPO’s initial business combination. Such interests include that the Sponsor will lose its entire investment in CEPO if the Business Combination is not completed or any other business combination is not completed” and the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of the Sponsor and CEPO’s Directors and Executive Officers in the Business Combination.” See also “The value of the CEPO Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of shares of Pubco Class A Stock at such time is substantially less than $10.00 per share, which may create an economic incentive for the CEPO management team to pursue and consummate the Business Combination which differs from the Public Shareholders.”

If CEPO is deemed to be an investment company under the Investment Company Act, CEPO may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult for CEPO to complete the Business Combination.

The SEC’s adopting release with respect to the 2024 SPAC Rules provided guidance relating to the potential status of SPACs as investment companies subject to regulation under the Investment Company Act and the regulations thereunder. Whether a SPAC is an investment company is dependent on specific facts and circumstances and CEPO can give no assurance that a claim will not be made that CEPO has been operating as an unregistered investment company. See also “— Regulatory changes classifying Bitcoin as a “security” could lead to Pubco’s classification as an “investment company” under the Investment Company Act and could adversely affect the market price of Bitcoin and the market price of shares of Pubco Class A Stock.”

If CEPO is deemed to be an investment company under the Investment Company Act, CEPO’s activities may be restricted, including (i) restrictions on the nature of its investments; and (ii) restrictions on the issuance of securities, each of which may make it difficult for CEPO to complete the Business Combination. In addition, CEPO may have to impose burdensome requirements, including: (i) registration as an investment company; (ii) adoption of a specific form of corporate structure; and (iii) reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless CEPO can qualify for an exclusion, CEPO must ensure that it is engaged primarily in a business other than investing, reinvesting or trading in securities and that its activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. CEPO is mindful of the SEC’s investment company definition and guidance and does not intend to complete an initial business combination with an investment company, or to acquire minority interests in other businesses or “investment securities” exceeding the permitted threshold.

To mitigate the risk that its business activities will subject CEPO to the Investment Company Act, CEPO’s proceeds held in the Trust Account have only been invested in U.S. government treasury obligations with a maturity of 185 days or less or in any open-ended investment company that holds itself out as money market funds selected by CEPO meeting certain conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. The holding of the assets in the Trust Account in this form is intended to be temporary and for the sole purpose of facilitating the Business Combination or another business combination. To mitigate the risk that CEPO might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that CEPO holds investments in the Trust Account, CEPO may, at any time, instruct CST, as trustee of the Trust Account, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash or in an interest bearing demand deposit account at a bank. CEPO’s cash if held in these accounts may exceed any applicable FDIC insurance limits. Should events, including limited liquidity, defaults, non-performance or other adverse developments occur with respect to the banks or other financial institutions that hold CEPO’s funds, or that affect financial institutions or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, the value of the assets in the Trust Account could be impaired, which could have a material impact on CEPO’s operating results, liquidity, financial condition and prospects. For example, on March 10, 2023, the FDIC announced that Silicon Valley Bank had been closed by the California Department of Financial Protection and Innovation. CEPO cannot guarantee that the banks or other financial institutions that will hold CEPO’s funds will not experience similar issues in the future.

Pursuant to the investment management trust agreement between CEPO and CST, CST is not permitted to invest in securities or assets other than as described above. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), CEPO intends to avoid being deemed an “investment company” within the meaning of the Investment Company Act. The CEPO IPO was not intended for persons who were seeking a return on investments in government securities or investment securities. The Trust Account is intended solely as a temporary depository for funds pending the earliest to occur of: (i) the completion of the Business Combination or another business combination; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the CEPO Memorandum and Articles (x) in a manner that would affect the substance or timing of its obligation to redeem 100% of the Public Shares if CEPO does not complete the Business Combination or another business combination by the end of the Combination Period; or (y) with respect to any other provision relating to the rights of Public Shareholders or pre-business combination activity; or (iii) absent the consummation of a business combination by the end of the Combination Period, return of the funds held in the Trust Account to Public Shareholders as part of CEPO’s redemption of the Public Shares.

CEPO is aware of litigation claiming that certain SPACs should be considered to be investment companies. Although CEPO believes that these claims are without merit, CEPO cannot guarantee that it will not be deemed to be an investment company and thus subject to the Investment Company Act. Notwithstanding CEPO’s investment activities or the mitigation measures included herein, CEPO could still be deemed to be or have been an investment company at any time since the IPO.

If CEPO were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which CEPO has not allotted funds and may hinder its ability to complete the Business Combination or may result in its liquidation. If CEPO is unable to complete the Business Combination or any other business combination, Public Shareholders may only receive approximately $10.35 per share on the liquidation of the Trust Account (which is the approximate amount per Public Share based on the Trust Account balance as of July 31, 2025, and inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note in the applicable Redemption Event), and Public Shareholders would also lose the possibility of an investment opportunity in Pubco or another potential business combination.

CEPO has engaged CF&Co., who is an affiliate of the Sponsor, to act as its financial advisor in connection with the Business Combination, and CEPO and Pubco have engaged CF&Co. as the exclusive placement agent in connection with the Private Placement Investments. CEPO also previously engaged CF&Co. in connection with the CEPO IPO pursuant to the Business Combination Marketing Agreement. The Sponsor may therefore have additional financial interests in the completion of the Business Combination.

CEPO has engaged CF&Co., who is an affiliate of the Sponsor, to act as its financial advisor in connection with the Business Combination pursuant to the M&A Engagement Letter and also previously engaged CF&Co. pursuant to the Business Combination Marketing Agreement in connection with the CEPO IPO. CF&Co. is entitled to receive a cash fee of $15 million at Closing pursuant to the M&A Engagement Letter and is entitled to receive a $7.0 million cash fee at the Closing pursuant to the Business Combination Marketing Agreement. CEPO and Pubco have engaged CF&Co. as lead placement agent in connection with the Private Placement Investments pursuant to the Private Placement Engagement Letter. Pursuant to the Private Placement Engagement Letter, each of CEPO and Pubco have agreed to pay CF&Co. a customary placement agent fee in an amount that constitutes a market standard placement agent fee for comparable transactions, and which payment is only made upon completion of the Private Placement Investments, which requires completion of the Business Combination. Specifically, CF&Co. will receive a cash fee at the Closing equal to up to approximately $54.5 million, which is equal to the sum of (i) 5.0% of the gross proceeds received by Pubco and CEPO pursuant to the CEPO Cash Equity PIPE (assuming that all CEPO Cash Equity PIPE Investors fund their commitments in their CEPO Cash Equity PIPE Subscription Agreements); (ii) 4.5% of the gross proceeds received by Pubco and CEPO pursuant to the Preferred Stock Private Placements and the exercise of the Preferred Stock Option (assuming that the Preferred Stock Investors and the July Convertible Notes Investors who exercised the Preferred Stock Option fund their commitments in their Preferred Stock Subscription Agreements and Convertible Notes Subscription Agreements); and (iii) 4.0% of the gross proceeds received by Pubco and CEPO pursuant to the Convertible Notes Private Placement, excluding the Preferred Stock Option (assuming that the Convertible Notes Investors fund their commitments in their Convertible Notes Subscription Agreements); provided that 1% of each such fee is payable at the sole discretion of Pubco; provided, further, that such fees are reduced with respect to proceeds received from certain investors; and provided further, that the amount of such fee will be reduced by an amount equal to the product of (a) 3.5%, (b) $10.00 and (c) the number of Public Shares redeemed in connection with the Business Combination. No fee is payable to CF&Co. for the proceeds raised pursuant to the CEPO BTC Equity PIPE and the Newco Private Placement. CEPO will also reimburse CF&Co. at Closing, for all reasonable and documented out-of-pocket expenses incurred by CF&Co. in connection with CF&Co. rendering its services under the Private Placement Engagement Letter, the aggregate amount of which will not exceed $40,000. Pursuant to the Private Placement Engagement Letter, CF&Co. also has a right to act, during the period of its engagement and 12 months thereafter, as (i) Pubco’s lead managing underwriter, initial purchaser placement agent and/or arranger for any subsequent financing and (ii) Pubco’s lead financial advisor for any potential acquisition, disposition or other extraordinary corporate transaction involving Pubco or any of its subsidiaries, assets, securities or businesses, in each case, on such other terms and conditions customary for CF&Co. for similar transactions, which terms and conditions will be embodied in one or more separate written agreements, which agreements shall be based on CF&Co.’s customary form for the applicable financing or transaction. CF&Co. is also a party to the M&A Engagement Letter, pursuant to which CEPO engaged CF&Co. as CEPO’s exclusive financial advisor for the Business Combination. Pursuant to the M&A Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to $15 million. In addition, CF&Co. previously entered into the Business Combination Marketing Agreement, pursuant to which CF&Co. will receive a $7.0 million cash fee at the Closing. Payment of the foregoing fees are all contingent on the Closing. For more information, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Consideration to be Received by, and Securities to be Issued to, the Sponsor and its Affiliates.”

Therefore, the Sponsor may have additional financial interests in the completion of the Business Combination. These financial interests tied to the consummation of the Business Combination may have given rise to potential or actual conflicts of interest and may have influenced the advice that CF&Co. provided to CEPO as its financial advisor, which advice could contribute to CEPO’s decision in connection with the sourcing and consummation of an initial business combination.

Members of CEPO’s management team and the CEPO Board have significant experience as founders, board members, officers, executives or employees of other companies. Certain of those persons, as well as CEPO’s affiliates, have been, may be, or may become, involved in litigation, investigations or other proceedings, including related to those companies or otherwise. The defense or prosecution of these matters could be time-consuming and could divert CEPO management’s attention, and may have an adverse effect on CEPO, which may impede CEPO’s ability to consummate the Business Combination.

During the course of their careers, members of CEPO’s management team and the CEPO Board have had significant experience as founders, board members, officers, executives or employees of other companies. As a result of their involvement and positions in these companies, certain of those persons, as well as certain of CEPO’s affiliates, have been, may be or may in the future become involved in litigation, investigations or other proceedings, including relating to the business affairs of such companies, transactions entered into by such companies, or otherwise. Individual members of CEPO’s management team and the CEPO Board also may become involved in litigation, investigations or other proceedings involving claims or allegations related to or as a result of their personal conduct, either in their capacity as a corporate officer or director or otherwise, and may be personally named in such actions and potentially subject to personal liability. For example, the directors of CFAC II, a SPAC sponsored by an affiliate of Cantor, (i) were named as defendants in a class action filed in the Northern District of California alleging violation of federal securities laws in connection with disclosures related to the March 2021 business combination between CFAC II and View, Inc. (“View”), which case has settled in principle and the settlement has been submitted for court approval, and (ii) were named as defendants in a class action filed in the Delaware Court of Chancery alleging breach of fiduciary duty in connection with the business combination between CFAC II and View which was settled and dismissed by the court in December 2024. Further, in December 2024, Cantor, without admitting or denying the underlying allegations, settled with payment of a $6.75 million penalty a matter with the SEC whereby the SEC alleged that the initial public offering and business combination registration statements and proxy statements of each of CFAC II and CFAC V, a SPAC sponsored by an affiliate of Cantor, contained misstatements regarding whether the respective SPACs had engaged in “substantive discussions” with potential targets prior to the date of their respective initial public offerings, which statements the SEC staff alleged Cantor caused the issuers to make. Any liability from such proceedings may or may not be covered by insurance and/or indemnification, depending on the facts and circumstances. The defense or prosecution of these matters could be time-consuming. Any litigation, investigations or other proceedings and the potential outcomes of such actions may divert the attention and resources of CEPO’s management team and the CEPO Board away from the Business Combination and may negatively affect CEPO’s reputation.

Changes in laws or regulations (including the adoption of policies by governing administrations), or a failure to comply with any laws and regulations, may adversely affect CEPO’s business, including CEPO’s ability to complete the Business Combination.

CEPO is subject to laws and regulations enacted by national, regional and local governments. These governing bodies may seek to change laws and regulations, as well as adopt new policies, including tariffs and other economic policies, that could negatively impact CEPO or Pubco. CEPO is also required to comply with certain SEC and other legal requirements and numerous complex tax laws. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on CEPO’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on CEPO’s business.

On January 24, 2024, the SEC adopted the 2024 SPAC Rules which became effective on July 1, 2024, requiring, among other items, (i) additional disclosures relating to SPAC sponsors and related persons; (ii) additional disclosures relating to SPAC business combination transactions; (iii) additional disclosures relating to dilution and to conflicts of interest involving sponsors and their affiliates in both SPAC initial public offerings and business combination transactions;

(iv) additional disclosures regarding projections included in SEC filings in connection with proposed business combination transactions; and (v) the requirement that both the SPAC and its acquisition target be co-registrants for business combination registration statements.

In addition, the SEC’s adopting release provided the SPAC Guidance describing circumstances in which a SPAC could become subject to regulation under the Investment Company Act, including its duration, asset composition, business purpose and the activities of the SPAC and its management team in furtherance of such goals.

Compliance with the 2024 SPAC Rules and the SPAC Guidance may increase the costs of, and the time needed to complete, the Business Combination.

If the Business Combination is not approved and CEPO does not consummate another initial business combination by the end of the Combination Period, then the Sponsor’s CEPO Ordinary Shares will become worthless and the expenses it has incurred will not be reimbursed. These interests may have influenced its decision to approve the Business Combination.

The Sponsor beneficially owns the CEPO Founder Shares and CEPO Private Placement Shares that it purchased for an aggregate of $5,025,000 prior to, or simultaneously with, the CEPO IPO, and the Sponsor has no redemption rights with respect to these CEPO Ordinary Shares. Additionally, CEPO has issued the Sponsor Loan for up to $1,750,000 in borrowings, of which approximately $244,000 was outstanding as of June 30, 2025, and may borrow up to an additional $3,000,000 from Sponsor under the Sponsor Note in connection with certain loans the Sponsor will make to CEPO in connection with a Redemption Event. If the Business Combination with Pubco or another business combination is not completed by the end of the Combination Period, these securities will be worthless, and CEPO would be unlikely to be able to repay any such borrowings. Certain directors and executive officers of CEPO have an indirect economic interests in the Sponsor and accordingly, they may have an incentive to pursue and consummate an initial business combination, even if that business combination were with an acquisition target or on terms less favorable to Public Shareholders than liquidation. See also “The value of the CEPO Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of shares of Pubco Class A Stock at such time is substantially less than $10.00 per share, which may create an economic incentive for the CEPO management team to pursue and consummate the Business Combination which differs from the Public Shareholders.”

In addition, CEPO’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on CEPO’s behalf, such as identifying and investigating possible acquisition targets and business combinations. These expenses will be repaid upon completion of the Business Combination with Pubco. However, if CEPO fails to consummate the Business Combination or another initial business combination, they will not have any claim against the Trust Account for repayment or reimbursement. Accordingly, CEPO may not be able to repay or reimburse these amounts if the Business Combination is not completed. As of June 30, 2025, no such amounts had been incurred by any of CEPO’s officers, directors or their affiliates.

For additional information, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of the Sponsor and CEPO’s Directors and Executive Officers in the Business Combination.”

These financial interests may have influenced the decision of CEPO’s directors to approve the Business Combination with Pubco and to continue to pursue such Business Combination. In considering the recommendations of the CEPO Board to vote for each of the Proposals, CEPO Shareholders should consider these interests.

If third parties bring claims against CEPO, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by Public Shareholders could be less than $10.35 per share (based on the Trust Account balance as of July 31, 2025, and inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note in the applicable Redemption Event).

CEPO’s placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although CEPO will seek to have all vendors, service providers, prospective acquisition targets and other entities with which CEPO does business execute agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against CEPO’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, CEPO’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to CEPO than any alternative. WithumSmith+Brown, PC, CEPO’s independent registered public accounting firm and the underwriters in the CEPO IPO have not executed and will not execute an agreement with CEPO waiving such claims to the monies held in the Trust Account.

Examples of possible instances where CEPO may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by CEPO’s management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where CEPO’s management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with CEPO and will not seek recourse against the Trust Account for any reason. Upon redemption of the Public Shares, if CEPO is unable to complete the Business Combination or another business combination by the end of the Combination Period, or upon the exercise of a redemption right in connection with the Business Combination or another business combination, CEPO will be required to provide for payment of claims of creditors that were not waived that may be brought against CEPO within the 10 years following redemption. Accordingly, the per-share redemption amount received by Public Shareholders could be less than the $10.35 redemption price as of July 31, 2025, due to claims of such creditors.

Pursuant to the Insider Letter, the Sponsor has agreed that it will be liable to CEPO if and to the extent any claims by a third party (other than CEPO’s independent registered public accounting firm and the underwriters in the CEPO IPO) for services rendered or products sold to CEPO, or a prospective acquisition target with which CEPO has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the redemption amount to below the lesser of (i) the sum of (A) $10.00 per Public Share and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event and (ii) the sum of (A) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the assets in the Trust Account, less interest released to pay taxes, and (B) $0.15 per redeemed Public Share pursuant to the Sponsor Note; provided that such liability will not apply to any claims by a third party or prospective acquisition target who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under CEPO’s indemnity of its underwriters in connection with the IPO against certain liabilities, including liabilities under the Securities Act. However, CEPO has not asked the Sponsor to reserve for such indemnification obligations, nor has CEPO independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are CEPO Ordinary Shares. Therefore, CEPO cannot assure Public Shares that the Sponsor would be able to satisfy those obligations. None of CEPO’s officers or directors will indemnify CEPO for claims by third parties including, without limitation, claims by vendors and prospective acquisition targets.

Additionally, if CEPO is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, or if CEPO otherwise enters compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of the Public Shareholders. To the extent any bankruptcy claims deplete the Trust Account, CEPO may not be able to return to its Public Shareholders $10.35 per share (which is the approximate amount per Public Share based on the Trust Account balance as of July 31, 2025, and inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note in the applicable Redemption Event).

CEPO Shareholders may be held liable for claims by third parties against CEPO to the extent of distributions received by them.

If CEPO is unable to complete the Business Combination with BSTR or another business combination by the end of the Combination Period, CEPO will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, but not more than ten (10) business days thereafter, redeem 100% of the issued and outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to CEPO to pay its taxes, divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of CEPO’s remaining shareholders and the CEPO Board, dissolve and liquidate, subject (in the case of clauses (ii) and (iii) above) to its obligations under Cayman Islands laws to provide for claims of creditors and the requirements of other applicable law. CEPO cannot assure Public Shareholders that it will properly assess all claims that may be potentially brought against CEPO.

If CEPO is forced to enter into an insolvent liquidation, any distributions received by CEPO Shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, CEPO’s liabilities exceeded its assets, or it was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by CEPO Shareholders. Furthermore, CEPO’s directors may be viewed as having breached their fiduciary duties to CEPO or CEPO’s creditors and/or may have acted in bad faith, thereby exposing themselves and CEPO to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. There is no assurance that claims will not be brought against CEPO for these reasons. CEPO and its directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of the Trust Account while CEPO was unable to pay its debts as they fall due in the ordinary course of business would be guilty of an offense and may be liable to a fine of $18,292.68 and to imprisonment for five years in the Cayman Islands.

CEPO’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the assets in the Trust Account, in each case net of the interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, CEPO’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations.

While CEPO currently expects that its independent directors would take legal action on CEPO’s behalf against the Sponsor to enforce its indemnification obligations to CEPO, it is possible that CEPO’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If CEPO’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account and the amount funded pursuant to the Sponsor Note available for distribution to the Public Shareholders may be reduced below $10.35 per share (which is the approximate amount per Public Share based on the Trust Account balance as of July 31, 2025, and inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note in the applicable Redemption Event).

CEPO may not have sufficient funds to satisfy indemnification claims of its directors and officers.

CEPO has agreed to indemnify its officers and directors to the fullest extent permitted by law. However, its officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by CEPO only if (i) CEPO has sufficient funds outside of the Trust Account or (ii) CEPO consummates the Business Combination or another business combination. CEPO’s obligation to indemnify its officers and directors may discourage CEPO Shareholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against its officers and directors, even though such an action, if successful, might otherwise benefit CEPO and the CEPO Shareholders. Furthermore, a CEPO Shareholder’s investment may be adversely affected to the extent CEPO pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

Following the Business Combination, Pubco’s business activities may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations.

Certain business activities are subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations. In the event that such regulatory approval or clearance is not obtained, or such approval or clearance are subject to conditions that are not acceptable to us, we may not be able to engage in such activities.

Among other things, the offering of certain financial products may be subject to state, federal or foreign laws or regulations. U.S. or foreign laws or regulations may also affect our ability to acquire interests in other businesses. In the United States, certain mergers that may affect competition may require filings and review by the Department of Justice and the Federal Trade Commission, and investments or acquisitions that may affect national security are subject to review by the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States.

The Sponsor and CEPO’s directors and officers have entered into letter agreements with CEPO, and the Sponsor has entered into the Sponsor Support Agreement with CEPO and Pubco, in each case, which requires them to vote in favor of the Business Combination, regardless of how the Public Shareholders vote.

The Sponsor and CEPO’s directors and officers have entered the Insider Letter, and the Sponsor has entered into the Sponsor Support Agreement with CEPO and Pubco, pursuant to which, among other things, they have agreed to vote all of their CEPO Ordinary Shares in favor of any proposed business combination, except that any Public Shares that they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act would not be voted in favor of approving the Business Combination. As of the date of this proxy statement/prospectus, the Sponsor owns approximately 21.6% of the issued and outstanding CEPO Ordinary Shares.

To pass each of the Business Combination Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution of CEPO Shareholders, which requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CEPO Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). To pass, the Merger Proposal requires a special resolution of CEPO Shareholders, which requires the affirmative vote of at least two-thirds of the votes cast by, or on behalf of, the CEPO Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). CEPO Shareholders are also being asked to approve, on a non-binding advisory basis, the Organizational Documents Proposals. Although the CEPO Board is asking CEPO Shareholders to approve the Organizational Documents Proposals on the non-binding advisory basis, regardless of the outcome of the non-binding advisory vote on the Organizational Documents Proposals, the Amended and Restated Certificate of Incorporation and Pubco’s Amended and Restated Bylaws will take effect upon the Closing if the Business Combination Proposal and the Merger Proposal are approved.

As a result, with respect to each Proposal that requires approval of CEPO Shareholders by an ordinary resolution, in addition to the Sponsor’s CEPO Ordinary Shares, CEPO would need only 7,250,001, or 36.3%, of the 20,000,000 Public Shares (assuming all issued and outstanding CEPO Ordinary Shares are voted at the Meeting) and only 875,001 or 4.4%, of the 20,000,000 Public Shares (assuming a minimum number of CEPO Ordinary Shares to achieve a quorum are voted at the Meeting) to be voted such proposal in order to have the Business Combination approved.

With respect to each Proposal that requires approval of CEPO Shareholders by a special resolution, in addition to the Sponsor’s CEPO Ordinary Shares, CEPO would need 11,500,001, or 57.5%, of the 20,000,000 Public Shares (assuming all issued and outstanding CEPO Ordinary Shares are voted at the Meeting) and 3,000,001, or 15.0%, of the 20,000,000 Public Shares (assuming a minimum number of CEPO Ordinary Shares to achieve a quorum are voted at the Meeting) to be voted in favor of such Proposal in order to have the Business Combination approved.

Accordingly, the agreement by the Sponsor to vote its CEPO Ordinary Shares in favor of the Business Combination increases the likelihood that CEPO will receive the requisite CEPO Shareholder approval for the Business Combination.

Because CEPO is seeking to obtain shareholder approval of the Business Combination, the Sponsor and CEPO’s directors and officers and their respective affiliates may elect to purchase Public Shares from Public Shareholders, subject to any limitations under Rule 14e-5 under the Exchange Act, which may influence the vote on the Business Combination and reduce the public “float” of CEPO Class A Ordinary Shares.

CEPO is seeking to obtain shareholder approval of the Business Combination. Subject to compliance with applicable securities laws, including Rule 14e-5 under the Exchange Act, the Sponsor, CEPO’s directors and officers and their affiliates may purchase Public Shares in privately negotiated transactions or in the open market prior to the record date of the Meeting, although they are under no obligation or duty to do so.

Any such purchases shall be effected at a price per share no higher than the amount per share a Public Shareholder would receive if it elected to have its Public Shares redeemed in connection with the Business Combination. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. Such a purchase may include a contractual acknowledgment that such shareholder, although still the record holder of Public Shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, CEPO’s directors and officers or any of their affiliates purchase Public Shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their Public Shares. It is intended that, if Rule 10b-18 under the Exchange Act would apply to such purchases, then such purchases will comply with Rule 10b-18 under the Exchange Act, to the extent it applies, which provides a safe harbor for purchases made under certain conditions, including with respect to timing, pricing and volume of purchases. Any such purchases, together with the CEPO Ordinary Shares currently owned by the Sponsor, could influence the vote on the Business Combination or otherwise result in the completion of the Business Combination that may not otherwise have been possible.

Additionally, at any time at or prior to the consummation of the Business Combination, subject to applicable securities laws (including with respect to material non-public information), the Sponsor, CEPO’s directors and officers and their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares or not to elect to have their Public Shares redeemed. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase public shares in such transactions.

If such purchases are made, the public “float” of CEPO Class A Ordinary Shares may be reduced and the number of beneficial holders of CEPO Class A Ordinary Shares may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of Public Shares on Nasdaq or another securities exchange. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

Additionally, in the event the Sponsor, CEPO’s directors and officers or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act to the extent such rule is applicable including, in pertinent part, through adherence to the following:

•        CEPO would disclose in this proxy statement/prospectus the possibility that the Sponsor, CEPO’s directors and officers or their affiliates may Public Shares from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•        if the Sponsor, CEPO’s directors and officers or their affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the price offered through the redemption process;

•        CEPO would include in this proxy statement/prospectus a representation that any of the Public Shares purchased by the Sponsor, CEPO’s directors and officers or their affiliates would not be voted in favor of approving the Business Combination;

•        the Sponsor, CEPO’s directors and officers or their affiliates would either not possess any redemption rights with respect to such Public Shares or they would waive such rights; and

•        CEPO would disclose in a Form 8-K filed prior to the Extraordinary General Meeting, the following items, to the extent material:

•        the amount of Public Shares purchased outside of the redemption offer by the Sponsor, CEPO’s directors and officers or their affiliates, along with the average purchase price;

•        the purpose of the purchases by the Sponsor, CEPO’s directors and officers or their affiliates;

•        the impact, if any, of the purchases by the Sponsor, CEPO’s directors and officers or their affiliates on the likelihood that the Business Combination will be approved at the Extraordinary General Meeting;

•        the identities of the CEPO Shareholders who sold Public Shares to the Sponsor, CEPO’s directors and officers or their affiliates (if not purchased in the open market) or the nature of the CEPO Shareholders (e.g., 5% shareholders) who sold Public Shares to the Sponsor, CEPO’s directors and officers or their affiliates; and

•        the number of Public Shares for which CEPO has received redemption requests pursuant to its redemption offer as of a date shortly prior to the filing date of the Form 8-K.

CEPO, BSTR and the Seller will incur transaction costs in connection with the Business Combination.

Each of the parties to the Business Combination Agreement has incurred and expects that it will incur significant, non-recurring costs in connection with the consummation of the Business Combination. Pubco may also incur additional costs to retain key employees. CEPO and Pubco will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the Business Combination. CEPO, Pubco and BSTR estimate that they will incur $        million in aggregate transaction costs. As preliminary estimates, CEPO expects to incur approximately $        million in transaction costs (assuming that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination), and Pubco expects to incur $        million of estimated transaction costs for placement agent, legal, accounting, and advisory fees incurred as part of the Business Combination and the Seller expects to incur $        million in transaction costs, respectively. Some of these costs are payable regardless of whether the Business Combination is completed.

Risks Related to Ownership of Pubco Stock Following the Business Combination.

The Seller whose interests may conflict with yours, can individually exercise significant influence over Pubco. You will have no voting rights of Pubco Class A Stock except as required by the DGCL and the concentrated ownership of Pubco Stock may prevent you and other shareholders from influencing significant decisions in the very limited circumstances in which the DGCL will give you the right to vote and may prevent or discourage unsolicited acquisition proposals or offers for Pubco Stock, and that may adversely affect the trading price of Pubco Class A Stock.

Upon the Closing, assuming, among other things, that there are no CEPO Dissenting Shares, that all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements, that no Convertible Notes or shares of Preferred Stock are converted into shares of Pubco Class A Stock, all of the Newco Exchange Interests are redeemed in exchange for shares of Pubco Class A Stock and that no shares of Pubco Class A Stock are issued pursuant to the Incentive Plan, the Seller will beneficially own (i) approximately 69.9% of the issued and outstanding shares of Pubco Class A Stock, assuming no redemption of Public Shares in connection with the Business Combination, or (ii) 73.7% of the issued and outstanding Pubco Class A Stock, assuming 100% of the Public Shares are redeemed in connection with the Business Combination. Further, only Pubco Class B Stock will have voting rights at Pubco and all shares of Pubco Class B Stock will be owned by the Seller. For so long as the Seller holds a significant portion of the voting interests of Pubco through its ownership of Pubco Class B Stock, it will have the ability to significantly influence decision-making with respect to Pubco’s business direction and policies.

The shares of Pubco Class B Stock will not be transferable and will be canceled, pro rata, upon any transfer of shares of Pubco Class A Stock by the Seller to any third party (other than its affiliates). Transfers of shares of Pubco Class A Stock held by the Seller will be subject to the provision of the Lock-Up Agreement and transfer of shares of Pubco Class A Stock held by the Sponsor will be subject to the provision of the Insider Letter (as amended prior to Closing pursuant to the Sponsor Support Agreement), pursuant to which the Seller and the Sponsor will agree not to, subject to certain exceptions, transfer their shares of Pubco Class A Stock until the earlier of (i) the one year anniversary of the Closing and (ii) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Closing which results in all of Pubco’s shareholders having the right to exchange their shares of Pubco Stock for cash, securities or other property. The shares of Pubco Class A Stock shall acquire full voting rights upon cancellation of all shares of Pubco Class B Stock. Pubco cannot predict when Pubco Class A Stock may gain voting rights, if at all.

Seller is also entitled to board designation rights under the Proposed Organizational Documents. Matters over which the Seller may individually, directly or indirectly, exercise significant influence following the Closing include (subject to any non-waivable voting rights afforded to the holders of Pubco Class A Stock under the DGCL): (i) the election of the directors on the Pubco Board; (ii) business combinations and other merger transactions requiring shareholder approval, including proposed transactions that would result in Pubco’s shareholders receiving a premium price for their shares; (iii) amendments to the Amended and Restated Certificate of Incorporation, and (iv) increases or decreases in the size of the Pubco Board. Such concentrated control may prevent or discourage unsolicited acquisition proposals or offers for Pubco Stock that you may feel are in your best interest as one of Pubco’s shareholders. As a result, such concentrated control may adversely affect the market price of Pubco Class A Stock.

The Seller, through its voting control of Pubco, is in a position to control actions that require shareholder approval and may make decisions that are adverse to other shareholders.

At Closing, Seller will own all of the outstanding Pubco Class B Stock. As a result, the Seller will have the ability to exercise control over certain decisions requiring shareholder approval, including the election of directors, amendments to the Amended and Restated Certificate of Incorporation and approval of significant corporate transactions, such as a merger or other sale of Pubco or our assets. In addition, the Pubco Board will consist of seven persons, including four directors designated by the Seller, one of whom shall be the Chief Executive Officer of Pubco, and three directors qualifying as independent directors under Nasdaq Rules. Accordingly, the Seller will have significant influence over Pubco and Pubco’s decisions, including the appointment of management and any other action requiring a vote of the Pubco Board. In addition, this concentration of ownership may have the effect of delaying, preventing or deterring a change in control of us and may negatively affect the market price of Pubco Class A Stock.

At Closing, holders of Pubco Class A Stock will not have voting rights. Other than as required by applicable law, the holders of shares of Pubco Class A Stock shall only acquire full voting rights upon cancellation of all shares of Pubco Class B Stock. The shares of Pubco Class B Stock will be canceled upon any transfer of shares of Pubco Class A Stock by the Seller to any third party (other than its affiliates). Transfers of Pubco Class A Stock will be subject to the provision of the Lock-Up Agreement that Pubco will enter into at Closing, pursuant to which the Seller will agree not to, subject to certain exceptions, transfer its shares of Pubco Stock until the earlier of (i) the one year anniversary of the Closing and (ii) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Closing which results in all of Pubco’s shareholders having the right to exchange their shares of Pubco Stock for cash, securities or other property. Pubco cannot predict when holders of Pubco Class A Stock may gain voting rights, if at all.

Securities of companies formed through mergers with SPACs such as Pubco may experience a material decline in price relative to the share price of the SPACs prior to such merger.

CEPO issued CEPO Class A Ordinary Shares for $10.00 per share upon the closing of the CEPO IPO. As with other SPACs, each Public Share issued in the CEPO IPO carries a right to redeem such share for a pro rata portion of the proceeds held in the Trust Account prior to the Closing. As of July 31, 2025, the redemption price per Public Share was approximately $10.35, which is the approximate redemption amount per Public Share based on the Trust Account balance as of July 31, 2025, and inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note in the applicable Redemption Event. Following the Closing, the shares of Pubco Class A Stock outstanding will no longer have any such redemption right and may be dependent upon the fundamental value of Pubco, as well as other relevant factors such as market conditions and trading multiples, and the securities of other companies formed through mergers with SPACs in recent years, and may be significantly less than $10.00 per share.

Volatility in Pubco’s share price could subject Pubco to securities class action litigation.

The market price of the shares of Pubco Class A Stock may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. Pubco may be the target of this type of litigation and investigations. Securities litigation against Pubco could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm Pubco’s business.

Beginning in January 2022, there has been a precipitous drop in the market values of companies formed through mergers involving SPACs. Accordingly, securities of companies such as Pubco may be more volatile than other securities and may involve special risks.

Beginning in January 2022, there has been a precipitous drop in the market values of companies formed through mergers involving SPACs like ours. These include inflationary pressures, increases in interest rates and other adverse economic and market forces have contributed to these drops in market value for SPACs. As a result, the Public Shares are subject to potential downward pressures, which may result in high levels of exercises of redemptions rights, reducing the cash available from the Trust Account. If there are substantial redemptions by Public Shareholders in connection with the Business Combination, there will be a lower public float of Pubco Class A Stock following the Closing, which may cause volatility in the price of our securities and adversely impact our ability to secure financing following the Closing.

Currently, there is no public market for the shares of Pubco Class A Stock. Public Shareholders cannot be sure about whether the shares of Pubco Class A Stock will develop an active trading market or whether Pubco is able to maintain the listing of Pubco Class A Stock in the future even if Pubco is successful in listing Pubco Class A Stock on Nasdaq or any other national securities exchange, which could limit investors’ ability to make transactions in shares of Pubco Class A Stock and subject Pubco to additional trading restrictions.

As part of the Business Combination, each outstanding CEPO Class A Ordinary Share (including the CEPO Class A Ordinary Shares issued upon conversion of the outstanding CEPO Class B Ordinary Shares) will be converted automatically into one share of Pubco Class A Stock. Pubco is a newly formed entity and prior to this transaction it has not issued any securities in the U.S. markets or elsewhere nor has there been extensive information about it, its businesses or its operations publicly available. CEPO and Pubco have agreed to cause the shares of Pubco Class A Stock to be issued in the Business Combination to be approved for listing on Nasdaq, or any other national securities exchange, prior to the effective time of the Business Combination. CEPO cannot assure Public Shareholders that Pubco will be able to meet the initial listing requirements. However, Pubco may be unsuccessful in listing Pubco Class A Stock on Nasdaq, or any other national securities exchange, and even if successful, Pubco may be unable to maintain the listing of Pubco Class A Stock in the future. A successful listing also does not ensure that a market for the shares of Pubco Class A Stock will develop or the price at which the shares will trade. No assurance can be provided as to the demand for or trading price of the shares of Pubco Class A Stock following the Closing and the shares of Pubco Class A Stock may trade at a price less than the current market price of the CEPO Class A Ordinary Shares.

If Pubco fails to meet the initial listing requirements and Nasdaq or another national securities exchange does not list its shares of Pubco Class A Stock on its exchange, none of the parties to the Business Combination Agreement would be required to consummate the Business Combination. In the event that all such parties elected to waive this condition, and the Business Combination were consummated without shares of Pubco Class A Stock being listed on Nasdaq or on another national securities exchange, Pubco could face significant material adverse consequences, including:

•        a limited availability of market quotations for shares of Pubco Class A Stock;

•        reduced liquidity for shares of Pubco Class A Stock;

•        to the extent that Pubco does not qualify for any of the other penny stock exemptions from under the applicable provisions of Rule 3a51-1 under the Exchange Act, a determination that shares of Pubco Class A Stock are “penny stocks” which will require brokers trading in shares of Pubco Class A Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for shares of Pubco Class A Stock;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If shares of Pubco Class A Stock are not listed on Nasdaq or another national securities exchange, such shares would not qualify as covered securities and Pubco would be subject to regulation in each state in which Pubco offers its shares of Pubco Class A Stock because states are not preempted from regulating the sale of securities that are not covered securities.

Even if Pubco is successful in listing Pubco Class A Stock and developing a public market, there may not be enough liquidity in such market to enable Pubco shareholders to sell their shares of Pubco Class A Stock. If a public market for the shares of Pubco Class A Stock does not develop, investors may not be able to resell their shares of Pubco Class A Stock, rendering their shares illiquid and possibly resulting in a complete loss of their investment. Pubco cannot predict the extent to which investor interest in Pubco will lead to the development of an active, liquid trading market. The trading price of and demand for the shares of Pubco Class A Stock following completion of the Business Combination and the development and continued existence of a market and favorable price for the shares of Pubco Class A Stock will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, the businesses, operations, results and prospects of Pubco, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for shares of Pubco Class A Stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise affect negatively the price and liquidity of the shares of Pubco Class A Stock. Many of these factors and conditions are beyond the control of Pubco or shareholders of Pubco.

Reports published by analysts, including projections in those reports that differ from Pubco’s actual results, could adversely affect the price and trading volume of Pubco Stock.

Pubco’s management currently expects that securities research analysts will establish and publish their own periodic projections for its business. These projections may vary widely and may not accurately predict the results Pubco actually achieves. Pubco’s share price may decline if its actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on Pubco downgrades its stock or publishes inaccurate or unfavorable research about its business, its share price could decline. If one or more of these analysts ceases coverage of Pubco or fails to publish reports on it regularly, its share price or trading volume could decline. While Pubco’s management expects research analyst coverage, if no analysts commence coverage of Pubco, the trading price and volume for Pubco Stock could be adversely affected.

Pubco may or may not pay cash dividends in the foreseeable future.

Any decision to declare and pay dividends in the future will be made at the discretion of the Pubco Board and will depend on, among other things, applicable law, regulations, restrictions, Pubco’s and BSTR’s respective results of operations, financial condition, cash requirements, contractual restrictions, the future projects and plans of Pubco and BSTR and other factors that the Pubco Board may deem relevant. In addition, Pubco’s ability to pay dividends depends significantly on the extent to which it receives dividends from BSTR and there can be no assurance that BSTR will pay dividends. As a result, capital appreciation, if any, of Pubco Class A Stock will be an investor’s sole source of gain for the foreseeable future.

Pubco expects to qualify as a controlled company under applicable securities exchange rules and expects to avail itself of applicable exemptions from the corporate governance requirements thereof.

Pubco expects to qualify as a “controlled company” as defined under the Nasdaq Rules, or any other national securities exchange on which its shares may be listed, since the Seller will beneficially own more than 50% of our total voting power. For so long as we remain a controlled company under this definition, we are also permitted to elect to rely on certain exemptions from corporate governance rules. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. For example, controlled companies:

•        are not required to have a Board that is composed of a majority of “independent directors,” as defined under Nasdaq rules;

•        are not required to have a compensation committee that is composed entirely of independent directors; and

•        are not required to have director nominations be made, or recommended to the full Board of Directors, by its independent directors or by a nominations committee that is composed entirely of independent directors.

BSTR’s financial instruments are accounted for as derivative assets or liabilities and the changes in value of the derivative could have a material effect on our financial results and may have an adverse effect on the market price of the shares of the Pubco Class A Stock

BSTR accounts for its financial instruments as assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. As a result, the fair value of BSTR’s financial instruments is measured at the end of each reporting period, recognizing changes in the fair value from the prior period in our operating results for the current period. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate based on factors that are outside our control. We expect that we will recognize non-cash gains or losses due to the fair value of the financial instruments and that such gains or losses could be material. The impact of the valuation of the financial instruments and of any changes in fair value of these financial instruments over time may have an adverse effect on the market price of the shares of Pubco Class A Stock.

Risks Related to the Convertible Notes

Pubco’s indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the Convertible Notes and could have a further material adverse effect on our business, financial condition and results of operations.

In the future, we may seek to raise or borrow additional funds to expand our product or business development efforts, make acquisitions or otherwise fund or grow our business and operations. Our indebtedness could have important consequences to the holders of Pubco Stock, including:

•        increasing our vulnerability to general adverse economic and industry conditions;

•        requiring us to dedicate a portion of our cash flow from operations to principal and interest payments on our indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•        making it more difficult for us to optimally capitalize and manage the cash flow for our businesses;

•        limiting our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;

•        possibly placing us at a competitive disadvantage compared to our competitors that have less debt; and

•        limiting our ability to borrow additional funds or to borrow funds at rates or on other terms that we find acceptable;

•        federal and state fraudulent transfer laws may permit a court to void the Convertible Notes and, if that occurs, the noteholders may not receive any payments on the Convertible Notes;

•        Pubco may not have the ability to raise the funds necessary to settle conversions of the Convertible Notes, repurchase the Convertible Notes upon a fundamental change, purchase the Convertible Notes if tendered at the option of holders at the date specified in the indenture or repay the Convertible Notes in cash at their maturity, and Pubco’s future debt may contain limitations on its ability to pay cash upon conversion, redemption or repurchase of the Convertible Notes;

•        the accounting method for convertible debt securities that may be settled in cash, including the Convertible Notes, may have a material effect on Pubco’s reported financial results; and

•        the market price of the Convertible Notes, which may fluctuate significantly, may directly affect the market price for the Pubco Class A Stock.

We may be able to incur significant additional indebtedness in the future and this could result in additional risk. Although the Indenture contains certain restrictions on the incurrence of additional secured indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial.

If we incur any additional indebtedness that ranks equally with the Convertible Notes, subject to any collateral arrangements, the holders of that debt will be entitled to share ratably in any proceeds distributed in connection with our insolvency, liquidation, reorganization, dissolution or other winding up as a company. This may have the effect of reducing the amount of proceeds paid to our creditors and shareholders. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. If new indebtedness is added to our current indebtedness levels, the related risks that we now face could increase. Any of these risks could materially impact our ability to fund our operations or limit our ability to expand our business, which could have a material adverse effect on our business, financial condition and results of operations.

Pubco may not be able to generate sufficient cash to service all of its indebtedness, including the Convertible Notes, and may be forced to take other actions to satisfy its obligations under its indebtedness, which may not be successful or be on commercially reasonable terms, which would materially and adversely affect Pubco’s financial position and results of operations and Pubco’s ability to satisfy its obligations under the Convertible Notes.

Our ability to make scheduled payments on or to refinance our debt obligations, including the Convertible Notes, depends on our financial condition and results of operations, which in turn are subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the Convertible Notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the Convertible Notes. Our ability to restructure or refinance our debt will depend on, among other things, the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments and the Indenture that governs the Convertible Notes may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations.

Further, the Indenture that governs the Convertible Notes contains provisions will restrict our ability to dispose of assets and use the proceeds from any such disposition. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

Pursuant to the Indenture, a number of Bitcoin equal to the aggregate principal amount of all Convertible Notes issued at Closing multiplied by 3, and then divided by the BRRNY as averaged over the period of ten consecutive days ending two calendar days prior to the Closing, will be held as collateral to the Convertible Notes. If we cannot make scheduled payments on our indebtedness, or if we breach the covenants under the Indenture, or any other indebtedness to the extent applicable, we will be in default; holders of the Convertible Notes or our other indebtedness could declare all outstanding principal and interest to be due and payable and foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation. All of these events could result in the noteholders losing their entire investment in the Convertible Notes. Such defaults may also adversely and significantly affect our financial results and business, and if our assets are insufficient to repay such debt in full, and our equity holders could experience a partial or total loss of their investment. Even if we are able to repay any indebtedness on an event of default, the repayment of these sums may significantly reduce our working capital and impair our ability to operate as planned.

The Indenture contains terms which restrict Pubco’s current and future operations, particularly its ability to respond to changes or to take certain actions.

The Indenture governing the Convertible Notes contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including, among other things, restrictions on our ability to incur indebtedness secured by the same collateral as the Convertible Notes.

These restrictive covenants could adversely affect our ability to:

•        finance our operations;

•        make needed capital expenditures;

•        make strategic acquisitions or investments or enter into joint ventures;

•        withstand a future downturn in our business, the industry or the economy in general;

•        engage in business activities, including future opportunities, that may be in our best interest; and

•        plan for or react to market conditions or otherwise execute our business strategies.

These restrictions may affect our ability to expand our business, which could have a material adverse effect on our business, financial condition and results of operations.

As a result of these restrictions, we will be limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with the restrictive covenants described above and/or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date and the termination of future funding commitments by our lenders. If we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our results of operations and financial condition could be adversely affected.

Our obligation to repurchase the Convertible Notes at the Convertible Notes Investors’ option could significantly strain our liquidity and financial condition.

Under the terms of the Indenture, Convertible Notes Investors have the one-time right to require us to repurchase all or a portion of their notes for cash beginning on the third anniversary of the Closing Date. The repurchase price will be 100% of the principal amount plus accrued and unpaid interest. If a significant number of Convertible Notes Investors exercise this put right, we could be required to expend a substantial amount of cash. Our ability to satisfy these repurchase demands will depend on our financial resources at such time, including cash flows from operations and access to capital markets. We may not have sufficient funds available to meet all such obligations, which could materially and adversely affect our liquidity, financial condition, and results of operations. Our inability to satisfy these obligations could also trigger defaults under other debt agreements or necessitate the issuance of additional equity or debt on unfavorable terms, further diluting existing holders of Pubco Class A Stock or increasing our leverage.

The Indenture contains cross-default provisions that could result in the acceleration of all of Pubco’s indebtedness.

A breach of the covenants under the Indenture could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related indebtedness and may result in the acceleration of any other indebtedness to which a cross-acceleration or cross-default provision applies. If we were unable to repay amounts due and payable under the Indenture those noteholders could proceed against the collateral granted to them to secure that indebtedness. In the event our noteholders accelerate the repayment of our borrowings, we and our guarantors may not have sufficient assets to repay that indebtedness. Additionally, we may not be able to borrow money from other lenders to enable us to refinance our indebtedness.

A lowering or withdrawal of the ratings assigned to Pubco’s debt securities by rating agencies, if any, may increase Pubco’s future borrowing costs and reduce its access to capital.

There can be no assurances that any rating assigned to our debt securities will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the Convertible Notes. Credit ratings are not recommendations to purchase, hold or sell the Convertible Notes, and may be revised or withdrawn at any time. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of the Convertible Notes.

Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to the Convertible Notes is subsequently lowered or withdrawn for any reason, our noteholders may not be able to resell their Convertible Notes at a favorable price or at all.

There may not be sufficient collateral securing the Convertible Notes to pay all or any portion of the Convertible Notes, including because the holders and lenders of other pari passu obligations may have pari passu liens on the collateral securing the Convertible Notes, and because there are circumstances other than repayment or discharge of the Convertible Notes under which the collateral will be released automatically, without holders’ consent or the consent of the trustee under the Indenture.

The amount of Bitcoin that will initially secure the Convertible Notes will be determined based on the Bitcoin Price at Closing. Bitcoin is a highly volatile asset and a significant decrease in the value of Bitcoin may prevent sufficient collateral to pay all or any portion of the Convertible Notes. See “Pubco’s operating results, revenues and expenses may significantly fluctuate, including due to the highly volatile nature of Bitcoin, which could have an adverse effect on the market price of Pubco Class A Stock.” Given the volatile nature of the price of Bitcoin, in the event of a foreclosure, liquidation, bankruptcy or a similar proceeding, the proceeds from any sale or liquidation of the collateral may not be sufficient to repay all of the Convertible Notes in the event of enforcement. Furthermore, the value of the collateral in the event of liquidation may be materially different. In the event of a foreclosure, liquidation, bankruptcy or a similar proceeding, the proceeds from any sale or liquidation of the collateral may not be sufficient to pay the Convertible Notes, in full or at all.

Releases of collateral from the liens securing the Convertible Notes will be permitted under some circumstances. The collateral release provisions will be driven by the Bitcoin Price and Pubco’s public float. When collateral is released, the security interest granted to the Collateral Agent will be irrevocably released.

Risks Related to the Shares of Preferred Stock

The Preferred Stock will rank senior to the Pubco Class A Stock and will rank junior to our existing and future indebtedness, including the Convertible Notes.

If we liquidate, dissolve or wind up, whether voluntarily or involuntarily, then our assets will be available to distribute to our equity holders, including holders of the Preferred Stock and Pubco Class A Stock, only if all of our and our subsidiaries’ then-outstanding indebtedness is first paid in full. If any assets remain after any such indebtedness is paid in full, those assets will be first distributed to holders of the Preferred Stock, in accordance with such holders’ liquidation preference. If any assets remain after such distribution to the holders of Preferred Stock, those assets will then be distributed among holders of Pubco Class A Stock in accordance with the Proposed Organizational Documents. There may be insufficient remaining assets available to pay the holders of Pubco Class A Stock. As of July 31, 2025, we had approximately $           in aggregate principal amount of indebtedness outstanding. Additionally, as of July 31, 2025, we did not have any class or series of preferred stock outstanding. At Closing, we expect to have 3,019,200 shares of Preferred Stock issued and outstanding.

We may not have sufficient funds to pay Regular Dividends in cash on the Preferred Stock, which could have an adverse effect on our financial condition, dilute the ownership of holders of Pubco Class A Stock and/or limit our ability to pay dividends on Pubco Class A Stock.

While we retain the option to pay Regular Dividends in cash, we may pay Regular Dividends on the Preferred Stock in Pubco Class A Stock, which could dilute the percentage ownership of other holders of Pubco Class A Stock.

Our ability to pay Regular Dividends on the Preferred Stock in cash will depend on many factors, including the following:

•        our financial condition, including the amount of cash we have on hand;

•        the amount of cash, if any, generated by our operations and financing activities (including our ability to raise additional capital from the equity capital markets on favorable terms or at all);

•        our anticipated financing needs, including the amounts needed to service our indebtedness or other obligations (including with respect to the Convertible Notes), which may be impacted by our ability to sell equity which is reliant on maintaining effective registration statements, certain market conditions, such as sufficient liquid trading volume for our stock, the market price of our securities, the value of our Bitcoin holdings, investor sentiment and the general public perception of Bitcoin, our strategy and our value proposition;

•        the degree to which we decide to reinvest any cash generated by our operations or financing activities to fund our future operations; and

•        the ability of our subsidiaries to distribute funds to us.

In addition, we may be restricted from paying Regular Dividends in cash or at all for regulator or contractual reasons. For example, under the DGCL, we may only regular or special dividends on the Preferred Stock out of our “surplus” (which generally means our total assets less total liabilities, each measured at their fair market values, less statutory capital), or, if there is no surplus, out of our net profits for the current or the immediately preceding fiscal year. We may not have sufficient surplus or net profits to declare and pay regular or special dividends on the Preferred Stock in cash. Our board of directors may also choose not to pay Regular Dividends on the Preferred Stock for any reason, in which case additional Regular Dividends will accumulate and compound until all such compounded dividends are paid in full.

Provisions contained in the Indenture and in other instruments or contracts governing our future indebtedness or other aspects of our business may restrict or prohibit us from paying regular or special dividends on the Preferred Stock in cash or at all. If the terms of our indebtedness restrict or prohibit us from paying dividends, then we may seek to refinance that indebtedness or seek a waiver that would permit the payment of dividends. However, we may be unable or may choose not to refinance the indebtedness or obtain a waiver.

Such obligations with respect to Preferred Stock, or any default thereon, could have an adverse effect on our financial condition and liquidity. Our ability to satisfy these obligations will depend on our financial resources at such time, including cash flows from operations and access to capital markets. We may not have sufficient funds available to meet all such obligations, which could materially and adversely affect our liquidity, financial condition and results of operations.

Moreover, if we fail to declare and pay full dividends on the Preferred Stock, then we will be prohibited from paying dividends on our Pubco Class A Stock.

The Preferred Stock may, under limited circumstances, have the right to elect a director

The Preferred Stock confers no voting rights except with respect to certain amendments to the terms of the Preferred Stock, certain other limited circumstances specified in the Certificate of Designations and as otherwise required by the DGCL. In the event of continued non-payment of Regular Dividends as specified in the Certificate of Designations, holders of Preferred Stock will also have the right to elect one director. Accordingly, holders of Preferred Stock may acquire voting rights that holders of Pubco Class A Stock may not have.

Any future issuance of preference shares, preferred shares or additional shares of common stock could adversely affect the rights of holders of Pubco Class A Stock, which may negatively impact your investment in Pubco Class A Stock.

We may issue and sell additional convertible notes, preferred stock or other classes or series of liquidation senior stock, liquidation parity stock, dividend senior stock or dividend parity stock in subsequent offerings to raise capital, or may issue such securities for other purposes, including in connection with the acquisition of additional Bitcoin.

We cannot predict:

•        the size and terms of future issuances of such securities; or

•        the effect, if any, that future issuances and sales of such securities will have on the perceived value of our other existing securities.

Transactions involving further issuances of preferred stock could have a negative impact on the market price of shares of Pubco Class A Stock.

Risks Related to Taxation

Unrealized fair value gains on our Bitcoin holdings could cause us to become subject to the corporate alternative minimum tax under the Inflation Reduction Act of 2022.

The U.S. enacted the Inflation Reduction Act of 2022 (“IRA”) in August 2022. Unless an exemption applies, the IRA imposes a 15% corporate alternative minimum tax (“CAMT”) on a corporation with respect to an initial tax year and subsequent tax years, if the average annual adjusted financial statement income for any consecutive three-tax-year period preceding the initial tax year exceeds $1 billion. On September 12, 2024, the Department of Treasury and the IRS issued proposed regulations with respect to the application of CAMT.

Additionally, we are required to adopt ASU 2023-08, under which Bitcoin holdings must be measured at fair value in our statement of financial position, with gains and losses from changes in the fair value of our Bitcoin recognized in net income each reporting period. When determining whether we are subject to CAMT and when calculating any related tax liability for an applicable tax year, the proposed regulations provide that, among other adjustments, our adjusted financial statement income must include any unrealized gains or losses reported in the applicable tax year. On September 30, 2025, the IRS announced that it intends to revise the proposed regulations and provided interim guidance that, for purposes of determining whether CAMT applies, companies may exclude unrealized gains or losses with respect to certain assets such as Bitcoin assuming certain requirements are met. Taxpayers are generally allowed to rely on such interim guidance until such proposed regulations are issued.

If we do become subject to CAMT, it could result in a material tax obligation that we would need to satisfy in cash, which could materially affect our financial results, including our earnings and cash flow, and our financial condition.

EXTRAORDINARY GENERAL MEETING OF CEPO SHAREHOLDERS

General

CEPO is furnishing this proxy statement/prospectus to CEPO Shareholders as part of the solicitation of proxies by the CEPO Board for use at the Meeting to be held on            , 2025, and at any adjournment thereof. This proxy statement/prospectus provides CEPO Shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Meeting.

Date, Time and Place

The Meeting will be held on            , 2025, at            a.m., Eastern Time. The Meeting will be held at            and virtually over the Internet by means of a live audio webcast. You will be able to attend, vote your shares and submit questions during the Meeting via a live webcast available at https://www.cstproxy.com/            .

Purpose of the Extraordinary General Meeting of CEPO Shareholders

At the Meeting, CEPO is asking CEPO Shareholders to:

•        consider and vote upon the Business Combination Proposal. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A;

•        consider and vote upon the Merger Proposal;

•        consider and vote upon each of the Organizational Documents Proposals;

•        consider and vote upon the Nasdaq Proposal; and

•        consider and vote upon the Adjournment Proposal to adjourn the Meeting to a later date or dates, if it is determined by CEPO additional time is necessary or appropriate to complete the Business Combination or for any other reason.

Recommendation of the CEPO Board

The CEPO Board has unanimously determined that the Business Combination Proposal is in the best interests of CEPO and the CEPO Shareholders; has unanimously approved the Business Combination Proposal; and unanimously recommends that shareholders vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” each of the Organizational Documents Proposals, “FOR” the Nasdaq Proposal and “FOR” the Adjournment Proposal, if presented.

Record Date; Issued and Outstanding Shares; CEPO Shareholders Entitled to Vote

CEPO Shareholders will be entitled to vote or direct votes to be cast at the Meeting if they owned CEPO Ordinary Shares at the close of business on            , 2025, which is the Record Date for the Meeting. CEPO Shareholders are entitled to one vote at the Meeting for each CEPO Ordinary Share held as of the Record Date. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Meeting and vote, obtain a proxy from your broker, bank or nominee.

As of the close of business on the Record Date, there were 25,500,000 CEPO Ordinary Shares issued and outstanding, consisting of 20,500,000 CEPO Class A Ordinary Shares and 5,000,000 CEPO Class B Ordinary Shares. Of these shares, 20,000,000 were Public Shares, with the rest being held by the Sponsor.

Quorum and Vote of CEPO Shareholders

A quorum of CEPO Shareholders is necessary to hold a valid meeting. A quorum for the Meeting consists of the holders of a majority of the then issued and outstanding CEPO Ordinary Shares (whether in person or by proxy). As of the Record Date, CEPO Shareholders holding 12,750,001 CEPO Ordinary Shares would be required to achieve a quorum at the Meeting. In addition to the CEPO Ordinary Shares held by the Sponsor, which represent approximately 21.6% of the issued and outstanding CEPO Ordinary Shares and which will count towards this quorum, CEPO will need only CEPO Shareholders holding 7,250,001, or 36.3%, of the 20,000,000 Public Shares represented in person or by proxy at the Meeting to have a valid quorum.

To pass, each of the Business Combination Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution of CEPO Shareholders, which requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CEPO Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). To pass, the Merger Proposal requires a special resolution of CEPO Shareholders, which requires the affirmative vote of at least two-thirds of the votes cast by, or on behalf of, the CEP Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). CEPO Shareholders are also being asked to approve, on a non-binding advisory basis, the Organizational Documents Proposals. Although the CEPO Board is asking CEPO Shareholders to approve the Organizational Documents Proposals on the non-binding advisory basis, regardless of the outcome of the non-binding advisory vote on the Organizational Documents Proposals, the Amended and Restated Certificate of Incorporation and Pubco’s Amended and Restated Bylaws will take effect upon the Closing if the Business Combination Proposal and the Merger Proposal are approved.

Assuming a quorum is established, a CEPO Shareholder’s failure to vote by proxy or to vote at the Meeting will have no effect on the Proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on any of the Proposals.

The Sponsor has agreed to vote its 5,500,000 CEPO Ordinary Shares, representing 21.6% of the issued and outstanding CEPO Ordinary Shares, in favor of each of the Proposals. As a result, with respect to each Proposal that require approval of CEPO Shareholders by an ordinary resolution, in addition to the Sponsor’s CEPO Ordinary Shares, CEPO would need only 7,250,001, or 36.3%, of the 20,000,000 Public Shares (assuming all issued and outstanding CEPO Ordinary Shares are voted at the Meeting), and only 875,001, or 4.4%, of the 20,000,000 Public Shares (assuming a minimum number of CEPO Ordinary Shares to achieve a quorum are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved. With respect to each Proposal that requires approval of CEPO Shareholders by a special resolution, in addition to the Sponsor’s CEPO Ordinary Shares, CEPO would need only 11,500,001, or 57.5%, of the 20,000,000 Public Shares (assuming all issued and outstanding CEPO Ordinary Shares are voted at the Meeting), and only 3,000,001, or 15.0%, of the 20,000,000 Public Shares (assuming a minimum number of CEPO Ordinary Shares to achieve a quorum are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved.

Voting Your CEPO Ordinary Shares

Each CEPO Ordinary Share that you own in your name entitles you to one vote. Your proxy card shows the number of CEPO Ordinary Shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the CEPO Ordinary Shares you beneficially own are properly counted.

Voting Your CEPO Ordinary Shares — Shareholders of Record

There are three ways to vote your CEPO Ordinary Shares at the Meeting:

You Can Vote By Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your CEPO Ordinary Shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your CEPO Ordinary Shares will be voted as recommended by the CEPO Board “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” the Organizational Documents Proposals, “FOR” the Nasdaq Proposal and “FOR” the Adjournment Proposal, if presented. Votes received after a matter has been voted upon at the Meeting will not be counted.

You Can Vote By Internet.    CEPO Shareholders who have received a copy of the proxy card by mail may be able to vote over the Internet by visiting https://www.cstproxy.com/            and entering the voter control number included on your proxy card. You may vote by Internet until the polls are closed on the date of the Meeting.

You Can Attend Meeting and Vote.    If you attend the Meeting, you may submit your vote at the Meeting, in which case any proxy that you have given will be revoked and only the vote you cast at the Meeting will be counted.

Voting Your Shares — Beneficial Owners

If your CEPO Ordinary Shares are registered in the name of your broker, bank or other agent, you are the “beneficial owner” of those CEPO Ordinary Shares and those CEPO Ordinary Shares are considered as held in “street name.” If you are a beneficial owner of CEPO Ordinary Shares registered in the name of your broker, bank or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than directly from CEPO. Simply complete and mail the proxy card to ensure that your vote is counted. You may be eligible to vote your CEPO Ordinary Shares electronically over the Internet or by telephone. A large number of banks and brokerage firms offer Internet and telephone voting. If your bank or brokerage firm does not offer Internet or telephone voting information, please complete and return your proxy card in the self-addressed, postage-paid envelope provided. To vote yourself at the Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form.

After obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit proof of your legal proxy reflecting the number of your CEPO Ordinary Shares along with your name and email address to CST. Requests for registration should be directed to             @continentalstock.com or to facsimile number             . Written requests can be mailed to:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
Attn: SPAC Redemption Team
Email: spacredemptions@continentalstock.com

Requests for registration must be labelled as “Legal Proxy” and be received no later than 5:00 p.m., Eastern Time, on            , 2025.

You will receive a confirmation of your registration by email after CEPO receives your registration materials. You may attend the Meeting by visiting https://www.cstproxy.com/            . You will also need a voter control number included on your proxy card in order to be able to vote your CEPO Ordinary Shares or submit questions during the Meeting. Follow the instructions provided to vote. CEPO encourages you to access the Meeting prior to the start time leaving ample time for the check in.

Share Ownership of and Voting by CEPO Sponsor, Directors and Officers

The Sponsor has agreed to vote its 5,500,000 CEPO Ordinary Shares, representing 21.6% of the issued and outstanding CEPO Ordinary Shares, in favor of each of the Proposals. As a result, with respect to each Proposal that require approval of CEPO Shareholders by an ordinary resolution, in addition to the Sponsor’s CEPO Ordinary Shares, CEPO would need only 7,250,001, or 36.3%, of the 20,000,000 Public Shares (assuming all issued and outstanding CEPO Ordinary Shares are voted at the Meeting), and only 875,001, or 4.4%, of the 20,000,000 Public Shares (assuming a minimum number of CEPO Ordinary Shares to achieve a quorum are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved. With respect to each Proposal that requires approval of CEPO Shareholders by a special resolution, in addition to the Sponsor’s CEPO Ordinary Shares, CEPO would need only 11,500,001, or 57.5%, of the 20,000,000 Public Shares (assuming all issued and outstanding CEPO Ordinary Shares are voted at the Meeting), and only 3,000,001, or 15.0%, of the 20,000,000 Public Shares (assuming a minimum number of CEPO Ordinary Shares to achieve a quorum are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved.

Attending the Meeting

The Meeting will be held virtually on            , 2025 at            a.m. Eastern Time. The Meeting will be held at            and virtually over the Internet by means of a live audio webcast. You will be able to attend, vote your shares and submit questions during the Meeting via a live webcast available at https://www.cstproxy.com/            . You or your proxyholder will be able to attend and vote at the Meeting by visiting https://www.cstproxy.com/            and using a control number assigned by CST. To register and receive access to the Meeting, registered shareholders and beneficial owners (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus. You will need the voter control number included on your proxy card in order to be able to vote your shares or submit questions during the Meeting. If you do not have a voter control number, you will be able to listen to the Meeting only and you will not be able to vote or submit questions during the Meeting.

Revoking Your Proxy

If you are a CEPO Shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may enter a new vote by Internet or telephone;

•        you may send a later-dated, signed proxy card to CEPO, 110 East 59th Street, New York, New York 10022, Attn: Secretary, so that it is received by CEPO’s Secretary on or before the Meeting; or

•        you may attend the Meeting via the live webcast noted above, revoke your proxy, and vote virtually, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a CEPO Shareholder and have any questions about how to vote or direct a vote in respect of your CEPO Ordinary Shares, you may call CEPO’s proxy solicitor, Sodali & Co, at (800) 662-5200 or banks and brokers can call at (203) 658-9400.

Redemption Rights

Pursuant to the CEPO Memorandum and Articles, any holders of Public Shares may demand that such Public Shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account (less taxes payable), calculated as of two (2) business days prior to the Closing. If a demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of the CEPO IPO (calculated as of two (2) business days prior to the Closing, including interest earned on the funds held in the Trust Account and not previously released to CEPO to pay its taxes). For illustrative purposes, based on funds in the Trust Account of approximately $204.0 million as of July 31, 2025, the estimated per share redemption price would have been approximately $10.35 (inclusive of $0.15 per share to be funded pursuant to the Sponsor Note and which amount takes into account CEPO’s estimate of the amount that may be withdrawn to pay applicable taxes).

In order to exercise your redemption rights, you must:

•        prior to 5:00 p.m. Eastern Time on            (two (2) business days before the Meeting), tender your Public Shares physically or electronically and submit a request in writing that CEPO redeem your Public Shares for cash to CST, CEPO’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attn: SPAC Redemption Team
Email: spacredemptions@continentalstock.com

•        In your request to CST for redemption, you must also affirmatively certify if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other Public Shareholder; and

•        deliver your Public Shares either physically or electronically through DTC to CST at least two (2) business days before the Meeting. Public Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from CST and time to effect delivery. It is CEPO’s understanding that Public Shareholders should generally allot at least two weeks to obtain physical certificates from Continental. However, CEPO does not have any control over this process and it may take longer than two weeks. Public Shareholders who hold their Public Shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your Public Shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to CST) and thereafter, with CEPO’s consent, until the vote is taken with respect to the Business Combination. If you delivered your Public Shares for redemption to CST and decide within the required timeframe not to exercise your redemption rights, you may request that CST return your Public Shares (physically or electronically). You may make such request by contacting CST at the phone number or address listed above.

Prior to exercising redemption rights, Public Shareholders should verify the market price of CEPO Class A Ordinary Shares, as they may receive greater proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. There can be no assurances that you will be able to sell your Public Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in CEPO Class A Ordinary Shares when you wish to sell your Public Shares.

If you exercise your redemption rights, your Public Shares will cease to be outstanding immediately prior to the consummation of the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of Pubco, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

Notwithstanding the foregoing, the CEPO Memorandum and Articles provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than 15% of the Public Shares in the aggregate, without the prior consent of CEPO.

In connection with the CEPO IPO, the Sponsor and CEPO’s officers and directors agreed to waive any redemption rights with respect to any CEPO Ordinary Shares held by them in connection with the completion of the Business Combination. Such waivers are standard in transactions of this type and the Sponsor and CEPO’s officers and directors did not receive separate consideration for the waiver.

Appraisal Rights

No appraisal or dissenters’ rights are available to CEPO Shareholders in connection with the ordinary resolution to approve the Business Combination Proposal. Under the Cayman Act, minority shareholders have a right to dissent to a merger and if they so dissent, they are entitled to be paid the fair value of their shares, which if necessary, may ultimately be determined by the court. Therefore, CEPO Class A Record Holders have a right to dissent from the CEPO Merger. Please see the section entitled “The Merger Proposal — Appraisal or Dissenters’ Rights” for additional information.

In addition, Public Shareholders are still entitled to exercise the rights of redemption as detailed in this proxy statement/prospectus and the redemption proceeds payable to Public Shareholders who exercise such redemption rights will represent the fair value of those shares. For a discussion about the Public Shareholders’ redemption rights, please see “Extraordinary General Meeting of CEPO Shareholders — Redemption Rights.”

Proxy Solicitation Costs

CEPO is soliciting proxies on behalf of the CEPO Board. This solicitation is being made by mail but also may be made by telephone, on the Internet or in person. CEPO and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. CEPO will file with the SEC all scripts and other electronic communications as proxy soliciting materials. CEPO will bear the cost of the solicitation.

CEPO has hired Sodali & Co to assist in the proxy solicitation process. CEPO will pay Sodali & Co a fee of $25,000, plus disbursements of its expenses in connection with services relating to the Meeting.

CEPO will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. CEPO will reimburse them for their reasonable expenses.

THE BUSINESS COMBINATION PROPOSAL

General

CEPO Shareholders are being asked to approve the Business Combination Agreement and the Business Combination. CEPO Shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, a copy of which is attached hereto as Annex A. Please see the section entitled “The Business Combination — The Business Combination Agreement” and “Summary of the Proxy Statement/Prospectus — The Transactions — Related Agreements” below for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this Proposal.

CEPO may consummate the Business Combination only if (i) the Business Combination Proposal is approved by an ordinary resolution, being a resolution passed at the Meeting by a simple majority of the votes cast by, or on behalf of, the CEPO Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting, and (ii) the Merger Proposal is approved by a special resolution, being a resolution passed at the Meeting by the affirmative vote of holders of at least two-thirds of the issued and outstanding CEPO Ordinary Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting.

If any of those Proposals is not approved by CEPO Shareholders, the Business Combination will not be consummated, unless waived by the parties. The Merger Proposal is conditional upon the approval of the Business Combination Proposal. The Organizational Documents Proposals and the Nasdaq Proposal are conditional upon the approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal.

Organizational Structure

Prior to the Transactions

The following simplified diagrams illustrate the ownership structures of CEPO, BSTR and Pubco before the consummation of the Transactions:

CEPO

Pubco and BSTR

Following the Transactions

The following simplified diagram illustrates the ownership structure of Pubco following the consummation of the Transactions. The percentage ownerships of shares of Pubco Class A Stock and Pubco Class B Stock are presented assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, that all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements, that no Convertible Notes or shares of Preferred Stock are converted into shares of Pubco Class A Stock, that all Newco Exchange Interests are redeemed in exchange for Pubco Class A Stock, that there are no CEPO Dissenting Shares and that no shares of Pubco Class A Stock are issued pursuant to the Incentive Plan:

Headquarters; Listing of Securities

After completion of the transactions contemplated by the Business Combination Agreement:

•        the corporate headquarters and principal executive offices of Pubco will be located at             ; and

•        if Pubco’s application for listing are approved, shares of Pubco Stock will be traded on Nasdaq under the symbol “BSTR.”

Background of the Business Combination

The terms of the Business Combination were the result of arm’s-length negotiations between representatives of CEPO, Newco, Pubco, Seller, Blockstream Capital Partners (“BCP”), Dr. Adam Back (“AB,” and together with Newco, Pubco, Seller and BCP, the “BSTR Parties”).

The following chronology summarizes the key meetings and events that led to the signing of the Business Combination Agreement. This chronology does not purport to catalogue every correspondence among representatives of CEPO, the BSTR Parties and CF&Co.

CEPO is a blank check company incorporated in the Cayman Islands on November 11, 2020 to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On January 6, 2025, CEPO consummated the CEPO IPO and began its search for an acquisition target. Prior to the consummation of the CEPO IPO, neither CEPO, nor anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target.

Upon the consummation of the CEPO IPO, CEPO began its search for prospective businesses to acquire in its initial business combination. During its search process, CEPO entered into three non-disclosure agreements (including the NDA (as defined below)) with prospective target businesses and entered into one letter of interest (i.e., the LOI (as defined below)).

In early February 2025, a representative of Cantor met a representative of the BSTR Parties, and such parties discussed ways for Cantor and the BSTR Parties to work together. Subsequently, the representative of Cantor introduced representatives of the BSTR Parties by email to representatives of CF&Co. This led to various meetings being held by representatives of CF&Co., Cantor and the BSTR Parties from March 2025 to April 2025, where they discussed different investment banking services that CF&Co. could provide to the BSTR Parties.

On March 10, 2025, representatives of CF&Co. and the BSTR Parties had a meeting where they discussed the Bitcoin treasury space generally, the approach certain companies in the space had taken thus far as well as the opportunity to create a differentiated alternative to the existing propositions in the market.

On April 16 and 24, 2025, representatives of CF&Co. and the BSTR Parties had a meeting where they discussed convertible note financings, the Bitcoin treasury strategy generally and the recently announced transaction between CEP and Twenty One. Those discussions continued during meetings held on April 28 and 29, 2025.

On May 5, 2025, representatives of CF&Co. and the BSTR Parties had a meeting where they generally reviewed Bitcoin treasury companies and discussed the creation of a Bitcoin treasury company. During the meeting, they also discussed the key points of the transaction between CEP and Twenty One and considered the different transaction structures that they could implement, including a SPAC business combination and a reverse merger into a public company shell.

On May 9, 2025, CF&Co. sent to representatives of the BSTR Parties a draft engagement letter for CF&Co. to serve as (i) financial advisor for a potential M&A transaction and (ii) placement agent for various capital raising transactions in connection with a Bitcoin treasury company strategy. Such draft engagement letter made clear that if a BSTR Party were to pursue a business combination with a SPAC sponsored by an affiliate of CF&Co., then CF&Co. would represent such SPAC and not the BSTR Parties in the transaction.

From May 14, 2025 to May 28, 2025, representatives of CF&Co. and the BSTR Parties had various meetings where they further discussed the creation of a Bitcoin treasury company, capital raising for such a company, different transaction structures and proposed business operations of a public company.

On June 3, 2025, representatives of CF&Co. and the BSTR Parties had a meeting to where they continued to discuss transaction structures for the creation of a Bitcoin treasury company and determined that CEPO should submit a letter of interest regarding a business combination.

On June 4, 2025, CEPO sent a draft non-disclosure agreement (the “NDA”) and a draft letter of interest (the “LOI”) to representatives of the BSTR Parties regarding the potential Business Combination. The LOI provided that (i) the BSTR Parties would contribute at least 21,000 Bitcoin to Newco prior to the Closing, (ii) that such contribution would result in the BSTR Parties receiving shares in Pubco equal to (a) the product of the total number of Bitcoin contributed by the BSTR Parties multiplied by the 10 day average price of Bitcoin ending the day prior to the execution of the

Business Combination Agreement, divided by (b) $10.00, (iii) the parties to the LOI would seek to raise capital in private placements in which CF&Co. would act as sole placement agent, (iv) the Sponsor would retain all of its CEPO Founder Shares, (v) that CF&Co. would be entitled to its business combination marketing fee and a financial advisory fee for services to be provided in connection with the Business Combination and (vi) the parties to the LOI would enter into an exclusivity period of four weeks (extendable under certain conditions). The LOI also proposed that all shares issued to Newco shareholders would be subject to a one-year post-Closing lock-up period.

Additionally, on June 6, 2025, CEPO and CF&Co., on behalf of CEPO, began their due diligence of the BSTR Parties.

On June 12, 2025, representatives of the BSTR Parties, CEPO and CF&Co. had an in person meeting in CF&Co.’s offices where CEPO and CF&Co. pitched the BSTR Parties on pursuing the proposed Business Combination with CEPO. The meeting covered all aspects of such a transaction, including the amount of Bitcoin to be contributed by the founding parties, the target mix of equity and debt instruments, and the qualifications of the parties and their team members.

On June 13, 2025, the BSTR Parties decided to proceed with the Business Combination with CEPO. On June 13, 2025, CEPO reached out to EGS regarding EGS’s availability to represent them in the proposed Business Combination.

On June 14, 2025, CEPO engaged EGS to serve as its counsel with respect to the Business Combination.

On June 16, 2025, representatives of CEPO, CF&Co. and the BSTR Parties had a meeting to kick-off the process for the proposed Business Combination, which included discussions on the timeline to the execution of the Business Combination Agreement and Closing and the structuring of the Transactions and the July Private Placement Investments.

On June 17, 2025, the BSTR Parties engaged Skadden to serve as its counsel for the Business Combination.

On June 23, 2025, representatives of CEPO, CF&Co., the BSTR Parties, EGS and Skadden had an organizational meeting to discuss the Business Combination and allocate responsibility between Skadden and EGS for the preparation of the initial drafts of the various transaction documents. Following this meeting until July 16, 2025, when the Business Combination Agreement was executed, representatives of CEPO, CF&Co., the BSTR Parties, EGS and Skadden had twice-weekly meetings to review the status of the Transactions and the Business Combination Agreement, the Ancillary Agreements and the other documents to be executed in connection with the Transaction, as well to discuss key terms of the Transactions.

On June 24, 2025, Skadden sent CF&Co. a revised draft of the NDA. CF&Co., on behalf of CEPO, sent Skadden a further revised draft of the NDA later that day.

Additionally on June 24, 2025, representatives of CF&Co. and the BSTR Parties had a meeting to discuss funding mechanics for purchasing the Bitcoin with the proceeds of the July Private Placement Investments.

On June 26, 2025, Skadden sent EGS an initial draft of the Business Combination Agreement.

Additionally, on June 26, 2025, representatives of CF&Co. and the BSTR Parties had a meeting to discuss the size of each of the offerings to be included in the July Private Placement Investments.

On June 26 and June 27, 2025, representatives of the BSTR Parties and CF&Co., on behalf of itself and CEPO, negotiated the terms of the LOI. The key terms discussed were the forfeiture of certain CEPO Founder Shares by the Sponsor and the fees to be paid to CF&Co. for services to be provided by CF&Co. in connection with the Business Combination.

On June 28, 2025, EGS sent Skadden initial drafts of the Sponsor Support Agreement and the Amended and Restated Registration Rights Agreement.

On June 30, 2025, Skadden sent EGS an initial draft of the CEPO Equity PIPE Subscription Agreement.

On July 1, 2025, CF&Co. sent to representatives of the BSTR Parties a revised draft of the LOI reflecting (i) the forfeiture of 50% of the issued CEPO Founder Share and (ii) a revised structure for the fees payable to CF&Co. for services to be provided in connection with the Business Combination.

On July 1, 2025, the CEPO Board held a special meeting to review the proposed Business Combination. In advance of that meeting, the CEPO Board was provided a draft of the LOI and a presentation prepared by CF&Co. regarding the proposed Business Combination and Bitcoin Treasury companies generally. At the meeting, the CEPO Board approved CEPO entering into the LOI.

Additionally on July 1, 2025, EGS sent Skadden a revised draft of the Business Combination Agreement. The primary changes in the draft were (i) updates reflecting the structuring of the Transactions (including the Sponsor Loan and the Sponsor Note), and (ii) limitations on the representations and warranties.

On July 2, 2025, EGS sent Skadden a draft of the wall cross materials for the July Private Placement Investments.

Additionally, on July 2, 2025, CF&Co. and the BSTR Parties determined the initial proposed sizes of each offering included in the July Convertible Notes Private Placement and the July Preferred Stock Private Placement, and CF&Co. provided Skadden with a term sheet of the proposed terms for the July Private Placement Investments for Skadden to use in its preparation of initial drafts of the corresponding July Convertible Notes Subscription Agreements, July Preferred Stock Subscription Agreement, Indenture, Security Agreement and Certificate of Designations.

On July 3, 2025, Skadden sent CF&Co. revised drafts of the NDA and the LOI. The primary changes in the LOI were (i) to provide that part of CF&Co.’s placement agent fee would be discretionary and (ii) to limit CEPO’s right to terminate the LOI.

On July 4, 2025, the NDA and LOI were executed by the parties thereto.

On July 4, 2025, CF&Co. sent Skadden and EGS an initial draft of the investor presentation for the July Private Placement Investments.

From July 4, 2025 to July 8, 2025, CEPO, CF&Co., the BSTR Parties, Skadden and EGS reviewed and provided comments on the investor presentation and wall cross procedures for the July Private Placement Investments.

On July 6, 2025, representatives of CF&Co. and the BSTR Parties had a meeting to determine the final proposed size of each offering to be included in the July Private Placement Investments, including the base deal size and the size of the Options, and the Bitcoin contributions to be made by the BSTR Parties. The BSTR Parties also confirmed which part of their group would contribute Bitcoin in the Transactions, that they would contribute 25,000 Bitcoin in the Contribution and that they would raise another 5,000 Bitcoin as part of the CEPO Equity Private Placement and the Newco Private Placement. The BSTR Parties also proposed, and CEPO agreed, to price the Bitcoin contributions to be made pursuant to the Contribution Agreement, the CEPO Equity Private Placement and the Newco Private Placement based on a 10-day average price of Bitcoin ending as of the Closing.

On July 8, 2025, the parties finalized the wall-cross procedures for the July Private Placement Investments.

On July 8, 2025, the parties finalized the investor presentation to be used in the July Private Placement Investments process, and CF&Co. launched the marketing process for the July Private Placement Investments. Additionally, later that day, Skadden sent EGS drafts of the July Convertible Notes Subscription Agreement, the Indenture and the Security Agreement, and EGS sent Skadden an initial draft of the Lock-Up Agreement.

Further, on July 8, 2025, CEPO management provided the CEPO Board with an update on the July Private Placement Investments process and the proposed transaction timing.

From July 8, 2025 to July 16, 2025, CF&Co. conducted investor outreach. During this period, wall-crossed investors, the executive officers of Pubco and CF&Co. held investor meetings and CF&Co. and the BSTR Parties engaged in substantive discussions about proposed terms of the July Private Placement Investments.

On July 9, 2025, CEPO and EGS sent Skadden revised drafts of the CEPO Equity PIPE Subscription Agreement, the July Convertible Notes Subscription Agreements, the Indenture and the Security Agreement.

On July 10, 2025, Skadden sent EGS revised drafts of the Business Combination and Sponsor Support Agreement and an initial draft of the Contribution Agreement. The primary changes in the Business Combination Agreement were to update (i) the price of the Bitcoin based on a 10-day average price of Bitcoin ending on the day prior to the Closing Date and (ii) the current terms of the July Private Placement Investments. The primary changes in the Sponsor Support Agreement were to add in (i) the waiver of the Sponsor’s anti-dilution right with respect to its CEPO Class B Ordinary Shares, (ii) the forfeiture of 50% of the CEPO Founder Shares held by the Sponsor as set forth in the LOI and (iii) the obligation to amend the Insider Letter to (a) extend the transfer and lock-up restrictions applicable to CEPO Founder Shares held by the Sponsor to the shares of Pubco Class A Stock issuable to them at Closing in exchange for the CEPO Founder Shares, (b) modify the duration of the lock-up to be the earlier of (x) the twelve (12) month anniversary of the Closing Date and (y) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Pubco Stock for cash, securities or other property, and (c) add Pubco as a party to the Insider Letter.

Additionally, on July 10, 2025, Skadden proposed the inclusion of an Up-C structure as part of the Business Combination and the Newco Private Placement with regards to the contributions of Bitcoin to be made by certain U.S. long-term holders of Bitcoin. From July 10, 2025, to July 15, 2025, the parties reviewed and negotiated the terms of this proposed structure, including as it related to the Business Combination Agreement and the July Private Placement Investments.

Additionally, on July 10, 2025, EGS sent Skadden a revised draft of the Sponsor Support Agreement and an initial draft of CEPO disclosure schedules. The primary changes were to (i) clarify that the forfeiture of 50% of the CEPO Founder Shares held by the Sponsor would be conditioned upon the Closing and (ii) provide that the amount outstanding and due to the Sponsor from CEPO under the Sponsor Loan and the Sponsor Note would be repaid in either cash or CEPO Class A Ordinary Share at $10.00 per share, at the Sponsor’s election.

Further on July 10, 2025, CEPO management provided an update to the CEPO Board on the July Private Placement Investments process, the Transactions and the proposed timing for entry into the Business Combination Agreement.

On July 11, 2025, CF&Co. provided prospective investors with the initial drafts of the July Private Placement Investments Documents in the data room for prospective investors.

From July 9, 2025 to July 16, 2025, representatives of CEPO, the BSTR Parties, EGS and Skadden exchanged drafts of the July Private Placement Investments Documents in order to finalize the documentation for the different offerings included in the July Private Placement Investments. Additionally, from July 11 to July 16, 2025, CF&Co. received indications of interest and comments on the July Private Placement Investments Documents from prospective July Private Placement Investors, which were shared with all the aforementioned parties. During this time, such parties also negotiated the terms of the July Private Placement Investments Documents with the prospective July Private Placement Investors.

On July 11, 2025, EGS sent Skadden a revised draft of the Business Combination Agreement. The primary changes were to address (i) the latest terms of the July Private Placement Investments, to include the number of Bitcoin to be contributed by the Seller to Newco prior to the Newco Merger and (ii) that the Sponsor would determine in connection with the Closing whether to elect, under the terms of the applicable promissory note, to have the Sponsor Loan, the Sponsor Note and any other loans the Sponsor has made to CEPO to be repaid in cash or CEPO Class A Ordinary Shares.

On July 11, 2025, EGS sent Skadden a revised draft of the Contribution Agreement with no material changes and, on the same date, Skadden and EGS finalized the draft of the Contribution Agreement.

On July 12, 2025, CEPO management provided the CEPO Board with drafts of the July Private Placement Investments Documents and the then current draft of the investor presentation being used in investor meetings.

Further, on July 12, 2025, Skadden sent EGS revised drafts of the Business Combination Agreement and the Sponsor Support Agreement. The primary changes to the Business Combination Agreement were to (i) add in the Newco Private Placement and related mechanics and structuring, and (ii) to reflect the change in the pricing mechanics for the Bitcoin to be contributed pursuant to the Contribution Agreement, the CEPO BTC Equity PIPE and the Newco Private Placement to the 10-day average price of Bitcoin ending on the second day prior to Closing. The draft of the Business Combination Agreement also included structural changes to reflect that the transaction was revised to include the Up-C structure to address certain tax concerns. The primary changes to the Sponsor Support Agreement were to (i) reflect the Up-C structure and (ii) extend the surviving provisions.

On July 13, 2025, CEPO management provided (i) the CEPO Board with the then current drafts of the Business Combination Agreement, Sponsor Support Agreement, Contribution Agreement, SPAC disclosure schedules, Certificate of Designations, Newco Subscription Agreements and Amended and Restated Registration Rights Agreement and (ii) the CEPO Audit Committee with drafts of the Engagement Letters.

Additionally, on July 13, 2025, EGS sent Skadden revised drafts of the Business Combination Agreement and Sponsor Support Agreement with no material changes.

From July 13 to July 16, 2025, the parties and their advisors exchanged drafts and finalized the terms of the Business Combination Agreement and each of the Ancillary Agreements and other annexes to the Business Combination Agreement and the Engagement Letters. During this period, the parties resolved all open items in the Business Combination Agreement, the Ancillary Agreements and the Engagement Letters. The remaining material points that were resolved included the structuring of the Newco Private Placement and related tax treatment and certain rights of CF&Co. in the Private Placement Engagement Letter with respect to future engagements with Pubco. In particular:

•        on July 14, 2025, Skadden sent EGS a revised draft of the Amended and Restated Registration Rights Agreement. The primary changes were to (i) reflect the Up-C structure and (ii) remove the right of each significant holder to request at least one underwriting offering in each 12-month period;

•        on July 15, 2025, Skadden sent to EGS a revised draft of the Lock-Up Agreement. The primary changes were to reflect the Up-C structure;

•        also on July 15, 2025, Skadden sent EGS:

•        Annex A to the Business Combination Agreement, setting out the anticipated officers of Pubco: Mr. Adam Back as Chief Executive Officer and Mr. Sean Bill as Chief Investment Officer; and

•        Annex B to the Business Combination Agreement, setting out a high-level summary of the terms of Pubco Class A Stock, Pubco Class B Stock and Newco Exchange Interests.

On each of July 12, July 13 and July 14, 2025, CEPO management provided the CEPO Board with (i) various updates on the status of the negotiations of the Business Combination Agreement, Ancillary Agreements and the July Private Placement Investments Documents and any changes to the structure of the Transactions and July Private Placement Investments, (ii) current drafts of the Business Combination Agreement and certain of the Ancillary Agreements, and (iii) updates on the expected timeline to signing the Business Combination Agreement. CEPO management also provided the CEPO Audit Committee with information on the proposed related party transactions, including drafts of the Engagement Letters.

On July 14, 2025, the CEPO Board held a special meeting, which was attended by non-executive officers of CEPO (including legal counsel) and representatives of CF&Co. In advance of the meeting, in addition to the latest drafts of the Business Combination Agreement and certain of the Ancillary Agreements that had been provided to the CEPO Board, CF&Co., in its capacity as financial advisor to CEPO, provided the CEPO Board with a presentation that included a summary of and other information relating to the Transactions and the market valuations and information presented under the sections entitled “The Business Combination Proposal — CEPO Board’s Reasons for Approval of the Business Combination — Comparable Company Analysis” and “The Business Combination Proposal — CEPO Board’s Reasons for Approval of the Business Combination — Pending Publicly Traded Comparables/Pending M&A Transactions Analysis.” The CEPO Board, with the assistance of its financial and legal advisors, discussed and reviewed the Business Combination, including the then current terms and conditions of the Business Combination Agreement and the Ancillary Agreements, the potential benefits of, and risks relating to, the Business Combination, the reasons for entering into the Business Combination Agreement, the proposed timeline for entering into the definitive transaction agreements and announcing the Business Combination, and conflicts of interest of Cantor and its affiliates and the officers and directors of CEPO with respect to the Business Combination.

On each of July 15 and July 16, 2025, CEPO management provided the CEPO Board with (i) additional updates on the status of the negotiations of the Business Combination Agreement, Ancillary Agreements and the July Private Placement Investments Documents and changes to the structure of the Transactions and July Private Placement Investments, (ii) updated and then final versions of the Business Combination Agreement, the Ancillary Agreements and the July Private Placement Investments Documents, and (iii) an updated version of the presentation prepared by CF&Co. and presented at the meeting of the CEPO Board on July 14, 2025 to include the final terms of the Business Combination and July Private Placement Investments. CEPO management also provided the CEPO Audit Committee with the final versions of the Engagement Letters and other updates to the proposed related party transactions.

On July 16, 2025, by unanimous written consent, the CEPO Board unanimously approved the Business Combination and the other Transactions, the entry into the Business Combination Agreement and the Ancillary Agreements to be executed by CEPO and recommended that the CEPO Shareholders vote “FOR” the Business Combination Proposal. See “The Business Combination Proposal — CEPO Board’s Reasons for the Approval of the Business Combination” for additional information related to the factors considered by the CEPO Board in approving the Business Combination.

Additionally, on July 16, 2025, (i) by unanimous written consent, the CEPO Audit Committee unanimously approved the entry into the Business Combination Agreement and the Transactions and each of the Ancillary Agreements that included CEPO and either the Sponsor, CF&Co. or any other related party as parties and certain other matters, and (ii) by written consent of the sole director, each CEPO Subsidiary approved the entry into the Business Combination Agreement and the Transactions.

On July 16, 2025, by unanimous written consent the respective boards of the Seller, Pubco, Newco and CEPO Merger Sub approved the Business Combination and the other Transactions, the entry into the Business Combination Agreement and the Ancillary Agreements to be executed by each of them.

On July 16, 2025, the July Private Placement Investments Documents were finalized and the parties agreed on the final size of each of the July Private Placement Investments and on the allocations among the July Private Placement Investors.

On July 16, 2025, CEPO, Pubco, Newco, CEPO Merger Sub, the Seller and each CEPO Subsidiary executed the Business Combination Agreement. Concurrently with the execution of the Business Combination Agreement, (i) CEPO, Pubco and the Sponsor entered into the Sponsor Support Agreement, (ii) CEPO and Pubco entered into each of the CEPO Equity PIPE Subscription Agreements and July Convertible Notes Subscription Agreements, (iii) CEPO, Pubco and Newco entered into each of the Newco Subscription Agreements, (iv) CEPO, Pubco and CF&Co. entered into the Private Placement Engagement Letter, (v) CEPO and CF&Co. entered into the M&A Engagement Letter, and (v) Newco and the Seller entered into the Contribution Agreement. On the same day, Pubco, Newco and CEPO delivered to their counterparties their respective disclosure schedules with respect to the Business Combination Agreement. See “— Related Agreements” for additional information.

On July 17, 2025, the parties issued a joint press release announcing the execution of the Business Combination Agreement, and CEPO filed a Form 8-K with the SEC that included a copy of such press release and the investor presentation for the July Private Placement Investments.

On July 22, 2025, CEPO filed a Form 8-K with the SEC that included a copy of the executed Business Combination Agreement, the forms or copies of the other Ancillary Agreements and the forms of the Subscription Agreements.

As of August 1, 2025, certain July Convertible Notes Investors had exercised their pro rata share of the First Convertible Notes Option (including a portion of the First Convertible Notes Option not exercised by other July Convertible Notes Investors), to purchase additional Convertible Notes in an aggregate principal amount of $34.87 million.

On August 7, 2025, CEPO and Pubco entered into the August Convertible Notes Subscription Agreements, pursuant to which the August Convertible Notes Investors agreed to purchase Convertible Notes in an aggregate principal amount of $30.5 million to be issued by Pubco pursuant to the Indenture.

As of August 18, 2025, certain July Convertible Notes Investors exercised their pro rata share of (i) the Second Convertible Notes Option and the Unexercised Option in relation to the Second Convertible Notes Option to purchase additional Convertible Notes in an aggregate principal amount of $9.323 million and (ii) the Preferred Stock Option and the Unexercised Option in relation to the Preferred Stock Option to purchase an aggregate of approximately 2.236 million shares of Preferred Stock with an aggregate principal amount of approximately $223.62 million at a purchase price of $85.00 per share for a total aggregate purchase price of approximately $190.08 million.

On August 25, 2025, CEPO and Pubco entered into the August Preferred Stock Subscription Agreements with the August Preferred Stock Investors, pursuant to which the August Preferred Stock Investors agreed to purchase, upon the terms and subject to the conditions set forth therein, in a private placement, an aggregate of 482,924 shares of Preferred Stock with an aggregate principal amount of approximately $48.3 million, at a purchase price of $85.00 per share, for an aggregate purchase price of approximately $41.05 million.

On August 28, 2025, (i) CEPO and Pubco entered into the August CEPO BTC Equity PIPE Subscription Agreement with the August CEPO BTC Equity PIPE Investor in substantially the same form as the July CEPO BTC Equity PIPE Subscription Agreements, pursuant to which the August CEPO BTC Equity PIPE Investor agreed to purchase, in the August CEPO BTC Equity PIPE, the August CEPO BTC Equity PIPE Shares in exchange for 20 Bitcoin and (ii) simultaneously therewith, CEPO, Pubco and Newco entered into a termination agreement with such investor, which terminated the Newco Subscription Agreement with such investor, pursuant to which such investor had agreed to purchase Newco Class A Interests in exchange for 20 Bitcoin. As a result of the August CEPO BTC Equity PIPE, the total number of Bitcoin to be contributed by investors at Closing pursuant to the July CEPO BTC Equity PIPE, the Newco Private Placement and the August CEPO BTC Equity PIPE remains at 5,021.11 Bitcoin.

CEPO Board’s Reasons for Approval of the Business Combination

The CEPO Board considered a variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the CEPO Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the CEPO Board may have given different weight to different factors. Certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.” Before reaching its decision, the CEPO Board reviewed the information provided to it by its management, representatives of the Sponsor and CEPO’s legal and financial advisors, including the analyses prepared by CF&Co., in its capacity as financial advisor to CEPO, as further described in the section entitled “The Business Combination Proposal — CEPO Board’s Reasons for Approval of the Business Combination — Comparable Company Analysis” below.

Neither the CEPO Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether to pursue the terms of the Business Combination (including the consideration to be received by CEPO Shareholders and members of Newco). Among other items, CF&Co. and the CEPO Board reviewed the Comparable Company Analysis prepared by CF&Co. utilizing information provided by Pubco and publicly available information, as further described below, all of which helped form the basis for CF&Co.’s analysis and which the CEPO Board used in its review and approval of the terms of the Business Combination (including the consideration to be received by CEPO Shareholders and members of Newco). The independent directors of the CEPO Board did not retain an unaffiliated representative to act solely on behalf of the unaffiliated CEPO Shareholders to negotiate the terms of the Business Combination and/or prepare a report concerning the approval of the Business Combination.

The CEPO Board determined that pursuing a potential business combination with Pubco and Newco would be an attractive opportunity for CEPO and the CEPO Shareholders, which determination was based on a number of factors including, but not limited to, the following:

•        Pubco’s Initial Bitcoin Holdings.    Based on the amount of Bitcoin owned by other companies as of the date of signing of the Business Combination Agreement, Pubco expects to launch with the fourth largest corporate Bitcoin holdings, with Pubco holding at least 30,021.11 Bitcoin at Closing (inclusive of the 25,000 Bitcoin that the Seller has agreed to contribute to Newco at Closing and the 5,021.11 Bitcoin that certain Private Placement Investors have agreed to contribute at the Closing pursuant to their Private Placement Subscription Agreements). Additionally, Pubco intends to use the proceeds of the Private Placement Investments to purchase additional Bitcoin after the Closing.

•        Pubco’s Planned Operations and Strategy.    Pubco’s business plan is to catalyze the fusion of Bitcoin and capital markets with a plan to accumulate Bitcoin, generate in-kind Bitcoin yield, create Bitcoin alpha and advise corporates and sovereigns on Bitcoin-based treasury strategies, all while measuring its success in Bitcoin per share. Pubco believes it can succeed with this plan due to its founders’ track record and understanding of Bitcoin treasury strategies, its deep understanding of Bitcoin and its technology, its access to legacy Bitcoin leaders, its expertise in systematic investment strategies applies to Bitcoin and its founders plan to remain invested in Pubco for the long term.

•        Favorable Market Reaction to Pending Cantor Equity Partners, Inc. (“CEP”) Business Combination with Twenty One Capital, Inc. (“Twenty One”).    Since the April 23, 2025 announcement of the proposed business combination between Twenty One and CEP, the closing price of Class A ordinary shares of CEP on Nasdaq has ranged between $16.50 and $50.00, with a volume weighted average price per Bloomberg of $33.65 for the period from April 22, 2025 to July 16, 2025. As of July 16, 2025, CEP’s share price had appreciated ~232% since the announcement of its business combination.

•        Bitcoin as an Attractive Asset Class.    Bitcoin is a finite asset with a limited supply of 21 million total Bitcoin, which creates scarcity and positions Bitcoin as a hedging asset against inflationary pressures. With the current U.S. administration viewed as strongly pro-crypto and the recent progression of digital asset related regulation in the U.S. Congress, regulatory clarity in the United States in a pro-crypto manner is arriving in the U.S., which may increase institutional adoption of Bitcoin and help drive the price of Bitcoin higher. Bitcoin has been a strong performing asset since 2020.

•        Initial Net Asset Value of Pubco’s Bitcoin.    The 25,000 Bitcoin to be contributed by the Seller in the Contribution at the Closing and the number of shares of Pubco Stock to be received by the Seller in the Newco Merger are to be determined pursuant to the Business Combination Agreement based on the Closing Bitcoin Price. The 5,021.11

Bitcoin to be contributed by certain Private Placement Investors for either CEP Class A Ordinary Shares or Newco Interests, and the number of such equity interests to be received, will also be determined based on the Closing Bitcoin Price. The CEPO Board considered that the determination of the value of the Bitcoin at Closing and the number of shares to be received by the Seller means that CEPO Shareholders who do not redeem their Public Shares will receive shares of Pubco Class A Stock in the CEPO Merger based on the same value of the Bitcoin contributed by the Seller, which negates any Bitcoin pricing risk between signing of the Business Combination Agreement and Closing on the value of the shares of Pubco Class A Stock to be received by CEPO Shareholders in the CEPO Merger. The CEPO Board also considered that the share price of Pubco Class A Stock after Closing is likely to be highly correlated to the price of Bitcoin and any increase in price of Bitcoin after the Closing above the Closing Bitcoin Price should lead to appreciation of Pubco Class A Stock. As part of this review, the CEPO Board considered the potential impact of the price of Bitcoin and the illustrative enterprise value to Bitcoin market value multiple on Pubco’s stock price. See the risk factor entitled “The trading price of shares of Pubco Class A Stock after Closing are likely to be highly correlated to the price of Bitcoin which is volatile and can rise and fall rapidly and quickly and there is no guarantee that the price of Bitcoin after Closing will be greater than the Closing Bitcoin Price or the trading price of Pubco Class A Stock will be higher than the redemption price that Public Shareholders would have received if they redeemed their Public Shares” for an illustration.

•        Ownership of Pubco.    Pubco will be majority owned and controlled by the Seller. The backing of this investor provides support to Pubco’s mission and operations. The CEPO Board considered that the Seller is expected to continue to hold its shares of Pubco Stock due to its large investment in Pubco, that the Seller’s shares of Pubco Stock will be locked-up in accordance with the Lock-Up Agreement and will be further restricted under federal securities laws, that the Seller will control management of Pubco due to it being the only holder of shares of Pubco Class B Stock and the Seller’s long-term plan for Pubco.

•        Pubco Management.    Pubco will be led by chief executive Dr. Adam Back and Chief Investment Officer Sean Bill. Dr. Back is one of Bitcoin’s most influential figures, known for being among the first pioneers and advocates for the widespread adoption of Bitcoin. Dr. Back is also known of inventing Hashcash, a “proof-of-work” system. Mr. Bill was an early advocate for Bitcoin within the pension industry and has experience promoting the adoption of digital assets in institutional investment portfolios. Dr. Back and Mr. Bill have deep experience in the digital asset and financial sectors, which will provide Pubco with a leadership to help meet its mission.

•        Involvement of the Private Placement Investors.    The CEPO Board considered that the agreement of the Private Placement Investors to purchase securities of CEPO and Pubco at Closing in the Private Placement Investments for an aggregate purchase price of $930 million and 5,021.11 Bitcoin (excluding the Option of the Convertible Notes Investors to purchase an additional $250 million in Convertible Notes and $320 million in Preferred Stock) was a validation of Pubco’s valuation and future prospects.

•        Market Acceptance of Bitcoin Treasury Companies and Market Reaction to Other Pending Bitcoin Treasury Transactions.    The CEPO Board considered (i) that the public equity markets have tended to view Bitcoin Treasury Companies favorably, (ii) how companies with large Bitcoin treasuries have traded in the public markets and, as a result, how the shares of Pubco Class A Stock may trade in the public market after Closing, and (iii) the market reaction to the other Bitcoin and crypto-related treasury companies that announced either de-SPAC transactions or combinations with public shell companies in the first half of 2025, but have not yet closed. As of July 16, 2025, each of the public companies involved in such transactions were trading higher since announcement (between 1.0% and ~874%). See the sections entitled “The Business Combination Proposal — CEPO Board’s Reasons for Approval of the Business Combination — Comparable Company Analysis” and “The Business Combination Proposal — CEPO Board’s Reasons for Approval of the Business Combination — Pending Publicly Trading Comparables/Pending M&A Transactions” below for additional information regarding these other companies and transactions.

•        Attractive Valuation.    The CEPO Board’s determination that if (i) Pubco achieves a trading multiple similar to the trading multiples of other companies with large Bitcoin holdings and (ii) the price of Bitcoin maintains its current value or increases over time, then CEPO Shareholders will have acquired their shares in Pubco at an attractive valuation.

•        Terms and Conditions of the Business Combination Agreement.    The terms and conditions of the Business Combination Agreement and the Business Combination were, in the opinion of the CEPO Board, the product of arm’s-length negotiations between the parties.

•        Redemption Option.    The right of CEPO Shareholders to redeem their Public Shares in connection with the Closing as further described herein.

In the course of its deliberations, in addition to the various other risks associated with the business of Pubco, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus, the CEPO Board also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including the following:

•        Bitcoin and the Volatility of the Price of Bitcoin.    Bitcoin is still an emerging asset and is not yet a mainstream investment for most institutions and people. In addition, while Bitcoin has been a well performing asset over the long term in the last five (5) years, the price of Bitcoin is volatile and can rise and fall rapidly and quickly. As a result, there is no guarantee that the price of Bitcoin will continue to rise or that the price of Bitcoin will not decrease after Closing to be less than the Closing Bitcoin Price. For more information, see the risk factors entitled “The trading price of shares of Pubco Class A Stock after Closing are likely to be highly correlated to the price of Bitcoin which is volatile and can rise and fall rapidly and quickly and there is no guarantee that the price of Bitcoin after Closing will be greater than the Closing Bitcoin Price or the trading price of Pubco Class A Stock will be higher than the redemption price that Public Shareholders would have received if they redeemed their Public Shares,” “We may suffer losses due to abrupt and erratic market movements,” and “Our Bitcoin acquisition strategy exposes us to various risks associated with Bitcoin.”

•        Net Asset Value of Pubco’s Bitcoin.    As noted above, the 25,000 Bitcoin to be contributed by the Seller in the Contribution at the Closing, the number of shares of Pubco Stock to be received by the Seller in the Newco Merger, the 5,021.11 Bitcoin to be contributed by certain Private Placement Investors and the number of CEP Class A Ordinary Shares or Newco Interests to be received in exchange for such Bitcoin will be valued at the Closing Bitcoin Price, and the CEPO Board considered that the share price of Pubco Class A Stock after Closing is likely to be highly correlated to the price of Bitcoin. As a result, any decrease in the price of Bitcoin after Closing could result in a decrease in the share price of Pubco Class A Stock after Closing. If the price of Bitcoin decreases after Closing to be less than the Closing Bitcoin Price, then any CEPO Shareholders who choose not to redeem their Public Shares may receive shares of Pubco Class A Stock that are worth less after Closing than the redemption price they would have received if they redeemed their Public Shares in connection with the Business Combination. As part of this review, the CEPO Board considered the potential impact of the price of Bitcoin and the illustrative enterprise value to Bitcoin market value multiple on Pubco’s share price. See the risk factor entitled “The trading price of shares of Pubco Class A Stock after Closing are likely to be highly correlated to the price of Bitcoin which is volatile and can rise and fall rapidly and quickly and there is no guarantee that the price of Bitcoin after Closing will be greater than the Closing Bitcoin Price or the trading price of Pubco Class A Stock will be higher than the redemption price that Public Shareholders would have received if they redeemed their Public Shares” for an illustration.

•        Macroeconomic Risks Generally.    Macroeconomic uncertainty, including the potential impact of the potential tariffs to be instituted by the United States government, and the effects they could have on the price of Bitcoin and Pubco’s potential financial performance.

•        Regulatory Risks with respect to Bitcoin.    Government regulation of cryptocurrencies is evolving and changes in regulation, including tax policy or as a result of any change in administrations or regulators following any future elections, could impact the value of Bitcoin and the value of Pubco.

•        Competition in Pubco’s Industry.    Due to the premium to net asset value of Bitcoin owned of other public companies that are pursuing Bitcoin treasury strategies, many other parties have sought and will continue to seek to follow and adopt such strategies. This increased number of companies could make it more difficult or expensive for Pubco to, among other things, pursue its strategy of raising funds through public offerings of securities to purchase more Bitcoin for its corporate treasury.

•        Risks in Pubco’s Business Plan, which Business Plan May Not be Achieved.    Pubco does not have significant operations prior to Closing to evaluate. Pubco may not be successful in building its Bitcoin holdings or in building the ancillary Bitcoin related services it intends to launch as it builds its Bitcoin holdings. Further, Pubco’s other businesses may not generate sufficient cash flows to cover all of Pubco’s expenses. In addition, Pubco may encounter unforeseen expenses, difficulties, complications, delays and other unknown events that may cause its costs to exceed its expectations.

•        Management Team of Pubco.    Pubco’s chief executive officer and chief investment officer hold the same positions at Blockstream Corporation Inc. (“Blockstream”), a Bitcoin infrastructure company developing technologies that enhance Bitcoin’s security, usability and scalability. There is no requirement regarding the amount of time at Pubco’s chief executive officer and chief investment officer spend on Pubco versus the time they spend on Blockstream and there is no limitation on Pubco’s ability to engage in transactions with Blockstream. In addition, neither of Pubco’s chief executive officer and chief investment officer have experience managing a public company. Further, Pubco will have limited employees. There are no assurances that Pubco will be able to successfully put in place the financial, operational, legal and managerial resources necessary to perform the functions of a public company.

•        No Fairness Opinion/Valuation.    Newco has no operating history and the volatile nature of the price of Bitcoin makes it difficult to evaluate Pubco’s future prospects. Newco’s lack of operating history also makes it difficult to accurately forecast its future results of operations, which are subject to numerous uncertainties as further described herein. In addition, CEPO did not obtain a fairness opinion (or any similar report or appraisal) in connection with the Business Combination. As a result, there is a risk that the CEPO Board may not have properly valued Newco’s business.

•        Shares Available for Sale/Lock-Ups.    The shares of Pubco Class A Stock to be issued to (i) the CEPO Equity PIPE Investors in exchange for the CEPO Equity PIPE Shares are not subject to any lock-up, (ii) certain Private Placement Investors upon conversion of any Convertible Notes or Preferred Stock or in exchange for Newco Exchange Interests are not subject to any lock-up, (iii) the Sponsor in exchange for the CEPO Private Placement Shares are subject to a 30-day lock-up, and (iv) the Sponsor in exchange for its CEPO Founder Shares and the Seller in the Newco Merger are subject to a one year lock-up, subject to the exceptions described in this proxy statement/prospectus. To the extent not registered pursuant to this proxy statement/prospectus, Pubco is required to register such shares of Pubco Class A Stock promptly after Closing. Pubco is also required promptly after Closing to register the Convertible Notes, the Preferred Stock and the shares of Pubco Class A Stock underlying the Convertible Notes and Preferred Stock. Upon the registration of such shares of Pubco Class A Stock and, where applicable, exchange of securities convertible into Pubco Class A Stock, and upon the expiration of any applicable lock-up, a substantial number of shares of Pubco Class A Stock may become available for sale, which could have a negative impact on Pubco’s share price.

•        Securities Exchange Listing.    The potential inability of Pubco to obtain an initial listing and maintain the listing of Pubco Class A Stock on Nasdaq or any other securities exchange following the Closing.

•        Closing Conditions.    Completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within CEPO’s control, such as the funding of the Private Placement Investments by the Private Placement Investors and completion of the Contribution.

•        CEPO Shareholders Holding a Minority Position in Pubco.    CEPO Shareholders will hold a minority ownership position in Pubco following completion of the Business Combination, with existing Public Shareholders owning approximately 5.1% of the issued and outstanding shares of Pubco Class A Stock after Closing, assuming, among other things, that (i) no Public Shareholders exercise their redemption rights with respect to their Public Shares upon completion of the Business Combination, (ii) all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements, (iii) the shares of Pubco Stock issued to the Seller in the Newco Merger and the CEP Class A Ordinary Shares and Newco Interests issued to certain Private Placement Investors in exchange for contributions of 5,021.11 Bitcoin are, in each case, issued based on a Closing Bitcoin Price of $110,077.73, (iv) no Convertible Notes or shares of Preferred Stock are converted into shares of Pubco Class A Stock, (v) all Newco Exchange Interests are exchanged for shares of Pubco Class A Stock and (vi) that no shares of Pubco Stock are issued pursuant to the Incentive Plan.

•        Control of Pubco by the Seller.    Pubco will have two classes of shares after Closing, with Pubco Class A Stock having no voting rights (except as required by applicable law) until all shares of Pubco Class B Stock are cancelled, and Pubco Class B Stock having voting rights. Once all shares of Pubco Class B Stock are canceled, holders of Pubco Class A Stock will acquire full voting rights. CEPO Shareholders will receive shares of Pubco

Class A Stock in the CEPO Merger and only the Seller and its permitted transferees will be permitted to own shares of Pubco Class B Stock. As a result, Pubco will be a controlled company under Nasdaq listing standards after Closing, with all decisions of Pubco being controlled by the Seller. Accordingly, Public Shareholders will not participate in the governance of Pubco after Closing and will be subject to the decisions of the Seller, as Pubco’s controlling shareholder. If Public Shareholders are unhappy with any decisions made, including with respect to affiliate transactions for which there are no limitations, they will only be able to sell their shares of Pubco Class A Stock, potentially at a loss. For additional information relating to limitations on affiliate transactions, see the section of this proxy statement/prospectus entitled “Description of Pubco Securities.”

•        Sponsor Incentives.    The Sponsor and its affiliates may be incentivized to complete the Business Combination, or an alternative initial business combination with a less favorable company or on terms less favorable to CEPO Shareholders, rather than to liquidate (in which case the Sponsor would lose its entire investment in CEPO). As a result, the Sponsor may have a conflict of interest in determining whether the Business Combination is an appropriate transaction to be consummated by CEPO and/or in evaluating the terms of the Business Combination.

•        Litigation/CEPO Shareholder Actions.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination, including that CEPO Shareholders may object to and challenge the Business Combination and take action that may prevent or delay the Closing.

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination including those payable to CF&Co.

•        Redemptions.    The risk that a significant number of holders of Public Shares would exercise their redemption rights, thereby depleting the amount of cash available in the Trust Account to fund Pubco’s business after the Business Combination and reducing Pubco’s public “float” and the liquidity of the trading market for Pubco Class A Stock upon Closing.

In addition to considering the factors described above, the CEPO Board also considered that:

•        Interests of Certain Persons.    The Sponsor, its affiliates and certain executive officers and directors of CEPO, as individuals, may have interests in the Business Combination that are in addition to, and that may be different from (and may conflict with), the interests of CEPO Shareholders (see section entitled “The Business Combination Proposal — Interests of the Sponsor and CEPO’s Directors and Executive Officers in the Business Combination”). CEPO’s independent directors on the CEPO Audit Committee reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the CEPO Audit Committee, the Business Combination Agreement and the transactions contemplated therein.

•        Differing Returns.    The Sponsor paid $25,000, or approximately $0.005 per share, for the CEPO Founder Shares (of which it currently holds 5,000,000, 2,500,000 of which the Sponsor has agreed to surrender, for no consideration, immediately prior to, and subject to the consummation of, the CEPO Merger), which such CEPO Founder Shares (after accounting for the share surrender), if unrestricted and freely tradeable, would be valued at approximately $36,800,000, based on the closing price of CEPO Class A Ordinary Shares of $14.72 on July 15, 2025, the business day before the CEPO Board approved the Business Combination. Such shares will be worthless if a business combination is not consummated. The Sponsor and its affiliates can earn a positive rate of return on their investment even if Public Shareholders experience a negative return following the consummation of the Business Combination.

After considering the foregoing, the CEPO Board concluded, in its business judgment, that the potential benefits to CEPO and the CEPO Shareholders relating to the Business Combination outweighed the potentially negative factors and risks relating to the Business Combination.

Comparable Company Analysis

In connection with its approval of the Business Combination Agreement, the CEPO Board considered the illustrative enterprise valuations and the implied value of Bitcoin holdings derived from a group of companies known as Bitcoin Treasury Companies, whose primary business model of acquiring and holding Bitcoin is similar to one of the main aspects of Pubco’s initial business upon the Closing. These metrics were considered by the CEPO Board to understand trading valuations of companies pursuing business models similar to Pubco (the “Comparable Company Analysis”).

The selected peer group (the “Comparable Companies”) was identified by CF&Co. based on, among other factors, companies that (a) are publicly traded, (b) have publicly identified themselves as Bitcoin Treasury Companies, (c) hold Bitcoin as a core treasury asset, (d) have raised capital from third parties specifically for the purpose of acquiring Bitcoin, (e) have or are developing operating businesses with limited current revenues or that constitute a small fraction of the value of Bitcoin on the respective companies’ balance sheet and (f) have indicated their intention to further accumulate and own Bitcoin. The Comparable Companies include: (i) MicroStrategy Incorporated (“Strategy”), (ii) Next Technology Holding Inc. (“Next”), (iii) Semler Scientific, Inc. (“Semler”), (iv) Fold, Inc. (“Fold”) and (v) KULR Technology Group, Inc. (“KULR”).

None of the Comparable Companies is identical to Pubco, or one another. Pubco is a newly formed entity whereas each of the Comparable Companies have been in existence for between six (6) and 36 years. Accordingly, a complete valuation analysis of Pubco cannot rely solely upon a quantitative review of the Comparable Companies, and involves complex considerations and judgments concerning differences in financial and operating characteristics of the Comparable Companies, as well as other factors, including, among others, capital structure, access to capital markets and strategic positioning, that could affect their value relative to that of Pubco. Therefore, the Comparable Company Analysis is subject to certain limitations. See the “General” section below for more detail on judgments and assumptions made by CF&Co. as part of the Comparable Company Analysis.

The Comparable Company Analysis assessed Pubco’s enterprise value as a multiple of its Bitcoin value (“mNAV”) compared to the mNAV of the Comparable Companies. The mNAV multiples observed among the Comparable Companies ranged from 1.25x to 2.05x, with a mean of 1.65x. Strategy, the largest and most experienced Bitcoin Treasury Company, had an mNAV of 2.05x as of July 16, 2025, and, since the beginning of 2024 through April 22, 2025, Strategy has traded within an mNAV range of 1.32x and 3.89x.

mNAV Assuming the Convertible Note Options and the Preferred Stock Option are Not Exercised:    Pubco’s transaction pro forma mNAV multiple assuming the Convertible Note Options are not exercised was determined to be 1.02x, based on the following assumptions: (i) a price of $10.00 per share of Pubco Class A Stock, (ii) that there will be approximately 421 million shares of Pubco Class A Stock issued and outstanding at Closing, which includes shares issued to the Public Shareholders, the Sponsor, the Seller, the CEPO Equity PIPE Investors and the Newco Equity Investors (assuming all Newco Exchange Interests are exchanged for shares of Pubco Class A Stock) as part of the Transactions, and that no Public Shares are redeemed in connection with the Business Combination, (iii) the face value of the Convertible Notes to be issued in the Convertible Notes Private Placement assuming no conversion is $500 million (which excludes any Convertible Notes that may be issued pursuant to the Convertible Notes Options), (iv) the face value of the shares of Preferred Stock to be issued in the Preferred Stock Private Placement assuming no conversion is $30 million (which excludes any shares of Preferred Stock that may be issued pursuant to the Preferred Stock Option), (v) that Pubco will own approximately 36,930 Bitcoin upon the Closing (including an estimated 6,909 Bitcoin purchased with net financing proceeds), (vi) a Bitcoin price of $119,318 at approximately 4:00 p.m. on July 16, 2025, per Coin Market Cap, and (vii) that Pubco will have $230 million of cash on its balance sheet at Closing.

mNAV Assuming the Convertible Note Options and the Preferred Stock Option Are Fully Exercised:    Pubco’s transaction pro forma mNAV multiple assuming the Convertible Note Options and the Preferred Stock Option are each fully exercised was determined to be 1.04x, based on the following assumptions: (i) a price of $10.00 per share of Pubco Class A Stock, (ii) that there will be approximately 421 million shares of Pubco Class A Stock issued and outstanding at Closing, which includes shares issued to the Public Shareholders, the Sponsor, the Seller, the CEPO Equity PIPE Investors and the Newco Equity Investors (assuming all Newco Exchange Interests are exchanged for shares of Pubco Class A Stock) as part of the Transactions, and that no Public Shares are redeemed in connection with the Business Combination, (iii) the face value of the Convertible Notes to be issued in the Convertible Notes Private Placement assuming no conversion is $800 million (which includes the Convertible Notes to be issued upon the full exercise of the Convertible Notes Options), (iv) the face value of the shares of Preferred Stock to be issued in the Preferred Stock Private Placements and pursuant to the full exercise of the Preferred Stock Option assuming no conversion is $350 million, (v) that Pubco will own approximately 41,100 Bitcoin upon the Closing (including an estimated 11,079 Bitcoin purchased with net financing proceeds), (vi) a Bitcoin price of $119,318 at approximately 4:00 p.m. on July 16, 2025, per Coin Market Cap, and (vii) that Pubco will have $230 million of cash on its balance sheet at Closing.

Comparable Company Analysis

Company Name (Sector of Operating Business)	Price as of 7/16/2025	Market Capitalization	Enterprise Value(1)	Bitcoin Owned	Bitcoin Market Value(2)	Implied mNAV (Enterprise Value/Bitcoin Value)(3)
MicroStrategy Incorporated	$455.90	$140,659.5	$147,129.9	601,550(4)	$71,775.7	2.05x
Next Technology Holdings Inc.	2.50	1,090.7	1,091.6	5,833(5)	696.0	1.57x
Semler Scientific, Inc.	42.71	605.0	691.1	4,636(5)	553.2	1.25x
Fold Holdings, Inc.	4.40	206.9	260.3	1,490(7)	177.8	1.46x
KULR Technology Group, Inc.	6.37	251.4	234.9	1,021(8)	121.8	1.93x
Mean						1.65x
Median						1.57x
Illustrative Pro Forma Pubco(9)	Price as of 7/16/2025	Implied Equity Value	Implied Enterprise Value(1)	Bitcoin to be Owned		Implied Bitcoin Market Value(2)	Implied mNAV (Enterprise Value/Bitcoin Value)(3)
Pro Forma Pubco (Assuming No Exercise of Options)	$10.00	$4,212.0	$4,512.0	36,930	(10)	$4,406.4	1.02x	(11)
Pro Forma Pubco (Assuming Full Exercise of Options)	10.00	4,212.0	5,082.0	41,100	(12)	4,904.0	1.04x	(13)

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Source: Comparable Company filings with the SEC.

Note:  U.S. Dollars in millions, except per share data.

Notes: Market capitalization is calculated as fully diluted shares outstanding multiplied by share price. Enterprise value is calculated as the sum, as applicable, of market capitalization, outstanding debt (excluding any in-the-money convertible debt that is assumed to be converted to equity and included in the fully diluted shares outstanding), preferred equity and minority interest less cash and marketable securities.

(1)      Calculated assuming conversion of all convertible securities that have a conversion price lower than the respective company’s share price.

(2)      Assumes Bitcoin price of $119,318 as of July 16, 2025.

(3)      Enterprise Value unadjusted for any value attributable to a company’s operating business.

(4)      Per MicroStrategy Incorporated’s Form 8-K filed on July 14, 2025.

(5)      Per Next Technology Holding Inc.’s Q1 2025 Form 10-Q filed on May 9, 2025.

(6)      Per Semler Scientific, Inc.’s Form 8-K filed on July 7, 2025.

(7)      Per Fold Holdings, Inc.’s Q1 2025 earnings press release published on May 15, 2025.

(8)      Per KULR Technology Group, Inc.’s Form 8-K filed on July 10, 2025.

(9)      Assumes no redemptions.

(10)    Estimated Bitcoin holdings reflect 30,021 contributed Bitcoin plus an estimated ~6,909 Bitcoin purchased using ~$824.3 million of financing proceeds, net of fees and operating expenses.

(11)    Impact of transaction expenses and CEPO Founder Shares result in mNAV greater than 1.0x. mNAV would be 1.0x at a price of $9.75.

(12)    Estimated Bitcoin holdings reflect 30,021 contributed Bitcoin plus an estimated ~11,079 Bitcoin purchased using ~$1,321.9 million of financing proceeds, net of fees and operating expenses.

(13)    Impact of transaction expenses and CEPO Founder Shares result in mNAV greater than 1.0x. mNAV would be 1.0x at a price of $9.58.

The CEPO Board recognized that historic actual operating results, balance sheet information and future projections of operating results or balance sheet information for Pubco were not available to compare multiples based on Pubco’s expected performance in future years with those of the Comparable Companies. The CEPO Board also recognized that the operating businesses of each of the Comparable Companies and the operating business being developed by Pubco are (i) each in different sectors with different operating characteristics and (ii) are substantially smaller in relative importance than the value of Bitcoin holdings of the companies, which made comparisons of multiples based on Pubco’s operating performance less applicable.

Pending Publicly Traded Comparables/Pending M&A Transactions Analysis

In connection with its approval of the Business Combination Agreement, the CEPO Board considered the recent stock price performance of SPACs or public company shells that have announced transactions with other Bitcoin Treasury

Companies (and in one instance a company focused on holding Bitcoin and other cryptocurrencies), which have not yet closed. Pending business combinations considered included (i) Twenty One and CEP, (ii) Strive Enterprises, Inc. and Asset Entities, Inc., (iii) Nakamoto Holdings Inc. and Kindly MD, Inc., (iv) ProCap Financial and Columbus Circle Capital Corp. I and (v) ReserveOne, Inc. and M3-Brigade Acquisition V Corp. The share price appreciation of these companies between announcement of their respective business combination and July 16, 2025 ranged between 1% and ~874% (including 232% for CEP relating to the business combination between Twenty One and CEP) and was considered by the CEPO Board to understand market receptivity to Bitcoin Treasury Companies (the “Pending Publicly Traded Comparable/Pending M&A Transaction Analysis”).

Announced Bitcoin Treasury Companies

Date Announced	Participants	Transaction Type	Estimated Bitcoin		Implied Value(1)	Capital Raised	Share Price Appreciation Since Announcement(2)
04/23/2025	Twenty One Capital, Inc./Cantor Equity Partners, Inc.(3)	De-SPAC	~43,500	(4)	$5,190.3	$805.2	231.8%
05/07/2025	Strive Enterprises, Inc./Asset Entities, Inc.	Public Shell	6,066	(5)	723.8	750.0	873.8%
05/12/2025	Nakamoto Holdings Inc./Kindly MD, Inc.	Public Shell	6,001	(6)	716.0	761.5	192.6%
06/23/2025	ProCap Financial/Columbus Circle Capital Corp. I(3)	De-SPAC	7,958	(7)	949.5	751.5	1.0	%(8)
07/08/2025	ReserveOne, Inc./M3 – Brigade Acquisition V Corp.(3)	De-SPAC	8,465	(9)	1,010.0	1,010.0	5.6	%(10)

____________

Source: Company filings and press releases.

Note: U.S. Dollars in millions, except per share data.

(1)      Implied based on current Bitcoin price of $119,318 as of July 16, 2025.

(2)      As of July 16, 2025, based on share prices reported on S&P Capital IQ.

(3)      Assumes no redemptions.

(4)      Assumes expected proceeds from an additional $165.0 million PIPE in June 2025 are used to buy Bitcoin.

(5)      Estimate based on purchase of Bitcoin equal to $723.8 million of net financing proceeds.

(6)      Estimate based on (i) 21 Bitcoin contributed by Kindly MD, Inc. from proceeds of warrant exercises and (ii) purchase of Bitcoin equal to net financing proceeds of $713.5 million.

(7)      Estimated based on purchase of Bitcoin equal to net proceeds from financings and cash in trust of $949.5 million.

(8)      Share price change since potential transaction reported on June 12, 2025. Transaction announced on June 23, 2025.

(9)      ReserveOne, Inc. intends to acquire a diversified portfolio of cryptocurrencies, including Bitcoin. As no purchases have been completed to date, the estimated Bitcoin figure reflects the amount that would be held if all anticipated proceeds designated for cryptocurrency acquisitions (~$1.0 billion) were fully allocated to Bitcoin.

(10)    Share price change since focus on digital asset announcement on May 23, 2025. Transaction announced on July 8, 2025.

None of the Pending Publicly Traded Comparables/Pending M&A Transactions is identical to Pubco, the Business Combination, or one another. Each of the Pending Publicly Traded Comparables/Pending M&A Transactions is pursuing a similar but different cryptocurrency strategy and are pursuing different operating businesses. Accordingly, a complete valuation analysis of Pubco cannot rely solely upon a quantitative review of the Pending Publicly Traded Comparables/Pending M&A Transactions, and involves complex considerations and judgments concerning differences in financial and operating characteristics of the Pending Publicly Traded Comparables/Pending M&A Transactions, as well as other factors, including, among others, capital structure, access to capital markets and strategic positioning, that could affect their value relative to that of Pubco. Therefore, the Pending Publicly Traded Comparables/Pending M&A Transactions Analysis is subject to certain limitations. See the “General” section below for more detail on judgments and assumptions made by CF&Co. as part of the Pending Publicly Traded Comparables/Pending M&A Transactions.

General

CF&Co. based the Comparable Company Analysis and Pending Publicly Traded Comparables/Pending M&A Transactions Analysis described above on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. In conducting its valuation analysis, CF&Co. considered the results of all its analyses and did not attribute any particular weight to any one analysis or factor. CF&Co. arrived at its valuation based on the results of all analyses undertaken by it and assessed as a whole and believes that the totality of the factors considered and analyses performed by CF&Co. in connection with its valuation analysis operated collectively. The foregoing summary does not purport to be a complete description of the analyses performed by CF&Co. in connection with the valuation. The preparation of a valuation involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and therefore, is not readily susceptible to summary description. The analyses performed by CF&Co., particularly those based on estimates, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. None of the Comparable Companies used in the Comparable Company Analysis or the Pending Publicly Traded Comparables/Pending M&A Transactions described above are identical to Pubco. Additionally, selected Comparable Companies involved companies at a more advanced stage of development than Pubco. Accordingly, an analysis of publicly traded comparable companies is not mathematical; rather it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the value of Pubco and the public trading values of the companies to which it was compared. The analyses do not purport to be appraisals or to reflect the prices at which any securities and the price of Bitcoin, which has historically been highly volatile, may trade at the present time or at any time in the future.

CF&Co.’s valuation was just one of the many factors taken into consideration by the CEPO Board in determining to approve the Business Combination. Consequently, CF&Co.’s analysis should not be viewed as determinative of the decision of the CEPO Board.

The CEPO Board selected CF&Co. as its exclusive financial advisor in connection with the Business Combination based on CF&Co.’s reputation as a leading global provider of advisory and capital markets services, experience with SPAC business combinations and expertise in mergers and acquisitions, as well as its familiarity with CEPO. CEPO engaged CF&Co. pursuant to the M&A Engagement Letter, pursuant to which CF&Co. will receive a $15 million cash fee at the Closing. CF&Co. was previously engaged by CEPO pursuant to the Business Combination Marketing Agreement pursuant to which it will receive a $7.0 million cash fee at the Closing. Further, CF&Co. has been engaged by CEPO and Pubco as placement agent in connection with the PIPE Investments, pursuant to which CF&Co. expects to receive approximately $54.5 million of cash fees at the Closing, which is equal to the sum of (i) 5.0% of the gross proceeds received by Pubco and CEPO pursuant to the CEPO Cash Equity PIPE (assuming that all CEPO Cash Equity PIPE Investors fund their commitments in their CEPO Cash Equity PIPE Subscription Agreements); (ii) 4.5% of the gross proceeds received by Pubco and CEPO pursuant to the Preferred Stock Private Placements and the exercise of the Preferred Stock Option (assuming that the Preferred Stock Investors and the July Convertible Notes Investors who exercised the Preferred Stock Option fund their commitments in their Preferred Stock Subscription Agreements and Convertible Notes Subscription Agreements); and (iii) 4.0% of the gross proceeds received by Pubco and CEPO pursuant to the Convertible Notes Private Placement, excluding the Preferred Stock Option (assuming that the Convertible Notes Investors fund their commitments in their Convertible Notes Subscription Agreements); provided that 1% of each such fee is payable at the sole discretion of Pubco; and provided further, that the amount of such fee will be reduced by an amount equal to the product of (a) 3.5%, (b) $10.00 and (c) the number of Public Shares redeemed in connection with the Business Combination. CF&Co. and/or its affiliates may seek to provide Pubco and affiliates of the Seller with certain investment banking and other services unrelated to the Business Combination in the future. CF&Co. also served as the lead underwriter in the CEPO IPO and received a fee of $4.0 million upon closing of the CEPO IPO. CF&Co. is an affiliate of each of CEPO and the Sponsor. For additional information on the fess to be paid to CF&Co. and conflicts of interest, see the sections of this proxy statement/prospectus entitled “Certain Relationships and Related Party Transactions” and “The Business Combination Proposal — Interests of the Sponsor and CEPO’s Directors and Executive Officers in the Business Combination.”

In the ordinary course of business, CF&Co. and its affiliates may actively trade the equity and debt securities and/or debt of CEPO, Pubco and their respective affiliates for the account of CF&Co.’s customers.

Satisfaction of 80% Test

It is a requirement under the CEPO Memorandum and Articles and Nasdaq listing requirements that the business or assets acquired in CEPO’s initial business combination have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for its initial business combination.

As of July 16, 2025, the date of the execution of the Business Combination Agreement, the balance of the funds in the Trust Account was approximately $204.0 million and 80% thereof represents approximately $163.2 million. In reaching its conclusion that the Business Combination meets the 80% asset test, the CEPO Board looked at the expected value of the 25,000 Bitcoin to be contributed by the Seller in the Business Combination of approximately $2.99 billion based on the price of Bitcoin of approximately $119,318 as of 4:00 p.m. on July 16, 2025 per Coin Market Cap. In determining whether the value described above represents the fair market value of the Business Combination, the CEPO Board considered all of the factors described above in this section and the fact that the valuation of the Bitcoin will be based on a public trading price and was the result of an arm’s length negotiation among CEPO, Newco, Pubco and the Seller. As a result, the CEPO Board concluded that the fair market value of the business or assets acquired was significantly in excess of 80% of the assets held in the Trust Account (excluding taxes payable on the income earned on the Trust Account). In light of the financial background and experience of the members of CEPO’s management team and the CEPO Board, the CEPO Board believes that the members of its management team and the CEPO Board are qualified to determine whether the Business Combination meets the 80% asset test. The CEPO Board did not seek or obtain a fairness opinion (or any similar report or appraisal) in determining whether the 80% asset test has been met.

Interests of the Sponsor and CEPO’s Directors and Executive Officers in the Business Combination

When Public Shareholders consider the recommendation of the CEPO Board in favor of approval of the Business Combination and other Proposals, Public Shareholders should keep in mind that the Sponsor and CEPO’s directors and officers have interests in the Proposals that are different from or in addition to (and which may conflict with), the interests of a Public Shareholder as a CEPO Shareholder. These interests include, among other things:

•        As of the date hereof, the Sponsor is the record holder of 5,000,000 CEPO Class B Ordinary Shares and 500,000 CEPO Class A Ordinary Shares. The following persons have material interests in the Sponsor: Cantor is the sole member of the Sponsor; CFGM is the managing general partner of Cantor; and Brandon G. Lutnick is the controlling trustee of the trusts owning all of the voting shares of CFGM and the Chairman and Chief Executive Officer of CFGM. As of the date hereof, each of Cantor, CFGM and Brandon G. Lutnick may be deemed to have beneficial ownership of the CEPO Ordinary Shares held directly by the Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. As of the date hereof, other than Brandon Lutnick, (as described above) and Danny Salinas (who has a minority limited partnership interest in Cantor), none of CEPO’s other directors or executive officers has a direct or indirect ownership interest in the Sponsor and none of CEPO’s directors or executive officers has beneficial ownership of the CEPO Ordinary Shares held directly by the Sponsor;

•        The Sponsor paid $25,000, or approximately $0.005 per share, for the 5,000,000 CEPO Class B Ordinary Shares, and $5,000,000, or $10.00 per share, for the 500,000 CEPO Class A Ordinary Shares. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to surrender, for no consideration, which CEPO will cancel, 2,500,000 CEPO Class B Ordinary Shares immediately prior to, and subject to the consummation of, the CEPO Merger, resulting in the Sponsor owning 2,500,000 CEPO Class B Ordinary Shares immediately after such surrender. As of August 15, 2025, the aggregate value of such shares (after accounting for such share surrender) is estimated to be approximately $31.9 million, assuming the per share value of the shares is the same as the $10.62 closing price of the CEPO Class A Ordinary Shares on Nasdaq on August 15, 2025. As a result, the Sponsor is likely to be able to recoup its investment in CEPO and make a substantial profit on that investment, even if shares of Pubco Class A Stock have lost significant value after the Closing. This means that the Sponsor could earn a positive rate of return on its investment, even if Public Shareholders experience a negative rate of return in Pubco;

•        The 5,000,000 CEPO Class B Ordinary Shares and 500,000 CEPO Class A Ordinary Shares held by the Sponsor and purchased by the Sponsor for $5,025,000 in the aggregate will be worthless if a business combination is not consummated by CEPO by the end of the Combination Period (as defined below);

•        The Sponsor agreed that the 500,000 CEPO Class A Ordinary Shares it holds will not be sold or transferred until 30 days after CEPO has completed a business combination and the Sponsor agreed that the 5,000,000 CEPO Class B Ordinary Shares it holds (or 2,500,000 CEPO Class B Ordinary Shares after the agreed upon surrender) will not be sold or transferred until the earlier of (a) the one-year anniversary of the completion of CEPO’s business combination and (b) subsequent to the completion of a business combination, (x) if the last reported sale price of the CEPO Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the completion of CEPO’s business combination or (y) the date on which CEPO completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the CEPO Shareholders having the right to exchange their CEPO Class A Ordinary Shares for cash, securities or other property, subject to in each case to certain exceptions; provided that at Closing, the Sponsor, CEPO and Pubco will enter into an amendment to the Insider Letter to (i) extend the transfer and lock-up restrictions applicable to the CEPO Founder Shares pre-Closing so that they also apply to the CEPO Founder Shares post-Closing, (ii) modify the duration of the lock-up applicable to the CEPO Founder Shares post-Closing to be the earlier of (a) the twelve (12) month anniversary of the Closing Date and (b) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Pubco Stock for cash, securities or other property, and (iii) add Pubco as a party. These lock-ups will apply to the applicable shares of Pubco Class A Stock received by the Sponsor pursuant to the CEPO Merger;

•        The CEPO Memorandum and Articles contains an anti-dilution provision which adjusts the conversion ratio of the CEPO Class B Ordinary Shares upon their conversion to CEPO Class A Ordinary Shares upon certain issuances of equity and equity-linked securities by CEPO, which includes the CEPO Class A Ordinary Shares to be issued in the CEPO Equity PIPEs, such that the number of CEPO Class A Ordinary Shares issued in respect of the CEPO Class B Ordinary Shares represents 20% of all CEPO Ordinary Shares that remain outstanding and are not redeemed in connection with the Business Combination and the CEPO Equity PIPE Shares (but excluding the CEPO Private Placement Shares). In connection with the Business Combination and in accordance with the Sponsor Support Agreement, the Sponsor, as the sole holder of CEPO Class B Ordinary Shares, has agreed, subject to and conditioned upon the Closing, to waive this anti-dilution right of the CEPO Class B Ordinary Shares;

•        CF&Co., an affiliate of the Sponsor and Cantor, is a party to the Private Placement Engagement Letter, pursuant to which Pubco and CEPO engaged CF&Co. as the lead placement agent for the Private Placement Investments. Pursuant to the Private Placement Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to up to approximately $54.5 million, which is equal to the sum of (i) 5.0% of the gross proceeds received by Pubco and CEPO pursuant to the CEPO Cash Equity PIPE (assuming that all CEPO Cash Equity PIPE Investors fund their commitments in their CEPO Cash Equity PIPE Subscription Agreements); (ii) 4.5% of the gross proceeds received by Pubco and CEPO pursuant to the Preferred Stock Private Placements and the exercise of the Preferred Stock Option (assuming that the Preferred Stock Investors and the July Convertible Notes Investors who exercise the Preferred Stock Option fund their commitments in their Preferred Stock Subscription Agreements and Convertible Notes Subscription Agreements); and (iii) 4.0% of the gross proceeds received by Pubco and CEPO pursuant to the Convertible Notes Private Placement, excluding the Preferred Stock Option (assuming that the Convertible Notes Investors fund their commitments in their Convertible Notes Subscription Agreements); provided that 1% of each such fee is payable at the sole discretion of Pubco; provided, further, that such fees are reduced with respect to proceeds received from certain investors; and provided further, that the amount of such fee will be reduced by an amount equal to the product of (a) 3.5%, (b) $10.00 and (c) the number of Public Shares redeemed in connection with the Business Combination. No fee is payable to CF&Co. for the proceeds raised pursuant to the CEPO BTC Equity PIPE and the Newco Private Placement. CEPO will also reimburse CF&Co. at Closing, for all reasonable and documented out-of-pocket expenses incurred by CF&Co. in connection with CF&Co. rendering its services under the Private Placement Engagement Letter, the aggregate amount of which will not exceed $40,000. Pursuant to the Private Placement Engagement Letter, CF&Co. also has a right to act, during the period of its engagement and 12 months thereafter, as (i) Pubco’s lead managing underwriter, initial purchaser placement agent and/or arranger for any subsequent financing and (ii) Pubco’s lead financial advisor for any potential acquisition, disposition or other extraordinary corporate transaction involving

Pubco or any of its subsidiaries, assets, securities or businesses, in each case, on such other terms and conditions customary for CF&Co. for similar transactions, which terms and conditions will be embodied in one or more separate written agreements, which agreements shall be based on CF&Co.’s customary form for the applicable financing or transaction. CF&Co. is also a party to the M&A Engagement Letter, pursuant to which CEPO engaged CF&Co. as CEPO’s exclusive financial advisor for the Business Combination. Pursuant to the M&A Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to $15 million. In addition, CF&Co. previously entered into the Business Combination Marketing Agreement, pursuant to which CF&Co. will receive a $7.0 million cash fee at the Closing. Payment of the foregoing fees are all contingent on the Closing.

•        Each of the Sponsor and Robert Sharp, an independent director on the CEPO Board, entered into CEPO Cash Equity PIPE Subscription Agreements with CEPO and Pubco, pursuant to which the Sponsor has committed to purchase 500,000 CEPO Class A Ordinary Shares for $5 million and Robert Sharp has committed to purchase 100,000 CEPO Class A Ordinary Shares for $1 million;

•        The Sponsor and CEPO’s officers and directors have agreed not to redeem any CEPO Ordinary Shares held by them in connection with a shareholder vote to approve a proposed business combination, including the Business Combination;

•        The CEPO Memorandum and Articles provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as CEPO; and (ii) CEPO renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and CEPO, on the other. In the course of their other business activities, CEPO’s officers and directors may have, or may become aware of, other investment and business opportunities which may be appropriate for presentation to CEPO as well as the other entities with which they are affiliated. CEPO’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business combination opportunity should be presented, any pre-existing fiduciary obligation will be presented the business combination opportunity before CEPO is presented with it. CEPO does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target;

•        CEPO has until the end of the Combination Period to consummate a business combination. If the Business Combination with BSTR is not consummated and CEPO does not consummate another business combination by the end of the Combination Period, CEPO will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and the CEPO Board, dissolving and liquidating, subject in each case above to CEPO’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the 5,000,000 CEPO Class B Ordinary Shares and 500,000 CEPO Class A Ordinary Shares held by the Sponsor would be worthless because the Sponsor has waived its right to participate in any redemption or distribution with respect to such CEPO Ordinary Shares and CF&Co. will not receive any of the fees described above;

•        CEPO has issued the Sponsor Loan to the Sponsor in respect of up to $1,750,000 of loans the Sponsor has made, and will make, to CEPO to fund CEPO’s expenses relating to investigating and selecting an acquisition target and other working capital requirements. The Sponsor Loan does not bear interest and is repayable by CEPO to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option at any time on or prior to the Business Combination, all or any portion of the amount outstanding under the Sponsor Loan may be converted into CEPO Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Loan would be repaid only out of funds held outside of the Trust Account. As of June 30, 2025, CEPO had approximately $244,000 outstanding under the Sponsor Loan. If the Business Combination or another business combination is not consummated by the end of the Combination Period, the Sponsor Loan may not be repaid to the Sponsor, in whole or in part;

•        CEPO has also issued the Sponsor Note (as further described under the heading “Information About CEPO”) in connection with certain loans the Sponsor will make to CEPO in connection with each Redemption Event, such that an amount equal to $0.15 per Public Share being redeemed in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed Public Shares on such Redemption Event. The Sponsor Note does not bear interest and is repayable by CEPO to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option at any time on or prior to a business combination, all or any portion of the amount outstanding under the Sponsor Note may be converted into CEPO Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Note would be repaid only out of funds held outside of the Trust Account. As of June 30, 2025, CEPO had $0 outstanding under the Sponsor Note. The Sponsor Note, if drawn, will not be repaid to the extent that the amount of the Sponsor Note exceeds the amount of available proceeds not deposited in the Trust Account if a business combination is not completed;

•        If CEPO is unable to complete a business combination by the end of the Combination Period, the Sponsor has agreed to be liable to CEPO if and to the extent of any claims by a third party for services rendered or products sold to CEPO or by a prospective acquisition target with which CEPO has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, in each case, reduce the amount of redemption amount to below the lesser of (i) the sum of (A) $10.00 per Public Share and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event and (ii) the sum of (A) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less interest released to pay taxes, and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event; provided that such liability will not apply to any claims by a third party or prospective acquisition target who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under CEPO’s indemnity of the underwriters of the CEPO IPO against certain liabilities, including liabilities under the Securities Act nor to claims brought by CEPO’s public auditor;

•        The Sponsor, CEPO’s officers and directors and their affiliates are entitled to reimbursement for any out-of-pocket expenses incurred by them in connection with certain activities on CEPO’s behalf, such as identifying, investigating, negotiating and completing a business combination. If CEPO does not complete a business combination by the end of the Combination Period, CEPO may not have the cash necessary to reimburse these expenses. As of the date of this proxy statement/prospectus, none of the Sponsor, CEPO’s officers and directors or their affiliates has incurred any such expenses which would be reimbursed at the Closing; and

•        CEPO’s officers and directors will be eligible for continued indemnification and continued coverage under a tail policy for CEPO’s directors’ and officers’ liability insurance policy for up to a six-year period from and after the Closing for events occurring prior to the Closing, which tail policy is to be paid for by Pubco at the Closing pursuant to the Business Combination Agreement. If the Business Combination does not close, CEPO’s officers and directors may not receive this tail insurance coverage.

For more information, see “Certain Relationships and Related Party Transactions” and see the risk factor entitled “Since the Sponsor and CEPO’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders, a conflict of interest may have existed in determining whether the Business Combination with Pubco and Newco is appropriate as CEPO’s initial business combination. Such interests include that the Sponsor will lose its entire investment in CEPO if the Business Combination is not completed or any other business combination is not completed.”

CEPO’s management determined that, in light of the potential conflicting interests described above with respect to the Sponsor and its Affiliates, the CEPO Audit Committee should separately review and consider the potential conflicts of interest with respect to the Sponsor and its Affiliates arising out of the proposed Business Combination and the proposed terms in respect thereof. Accordingly, the CEPO Audit Committee reviewed and considered such interests and, after taking into account the factors they deemed applicable (including the potential conflicting interests), unanimously approved the Business Combination Agreement and the transactions contemplated therein.

Additionally, in considering the recommendation of the CEPO Board to vote in favor of approval of the Proposals, unaffiliated CEPO Shareholders should keep in mind that the directors and executive officers of Pubco and Newco have interests in such Proposals that are different from or in addition to, those of unaffiliated CEPO Shareholders. In particular:

•        The fact that, assuming the maximum redemptions scenario, the Chief Executive Officer will own approximately            % of shares of Pubco Class A Stock outstanding immediately following the Closing.

•        Pubco is in the process of negotiating employment agreements with its Chief Executive Officer and Chief Financial Officer and expects to enter into an employment agreement with each of them prior to the Closing. Pubco also intends to grant equity awards under a stock incentive plan to be adopted by Pubco, to Pubco’s Chief Executive Officer and Chief Financial Officer, prior to the Closing. As party to the anticipated employment agreements and recipients of the anticipated equity awards, Pubco’s Chief Executive Officer and Chief Financial Officer may have interests in the Business Combination that are different from, or in addition to, the shareholders of Pubco; and

•        The fact that Dr. Adam Back, sole director, president and secretary of Newco is expected to become a director and the Chief Executive Officer of Pubco at Closing.

Consideration to be Received by, and Securities to be Issued to, the Sponsor and its Affiliates

Set forth below is a summary of the terms and amount of the consideration received or to be received by the Sponsor and its Affiliates in connection with the Business Combination and the Private Placement Investments, the amount of securities issued or to be issued by CEPO to the Sponsor and the price paid or to be paid or consideration provided for such securities or any related financing transaction.

Entity	Interest in Securities/Other Consideration to be Received	Price Paid or to be Paid or Consideration Provided
Sponsor

•   5,000,000 CEPO Class B Ordinary Shares; provided that, pursuant to the Sponsor Support Agreement, the Sponsor has agreed to surrender, for no consideration, which CEPO will cancel, 2,500,000 CEPO Class B Ordinary Shares immediately prior to, and subject to the consummation of, the CEPO Merger, resulting in the Sponsor owning 2,500,000 CEPO Class B Ordinary Shares immediately after such surrender.

• $25,000 paid to purchase 5,000,000 CEPO Class B Ordinary Shares
	• 500,000 CEPO Class A Ordinary Shares	• $5,000,000 paid to purchase 500,000 CEPO Class A Ordinary Shares at the time of the CEPO IPO
	• 500,000 CEPO Class A Ordinary Shares	• $5,000,000 to be paid in cash to purchase 500,000 CEPO Class A Ordinary Shares pursuant to the CEPO Equity PIPE
• Additional CEPO Class A Ordinary Shares or cash

•   Amounts outstanding at the Closing under the Sponsor Loan and the Sponsor Note will be repaid, at the Sponsor’s option, in cash or, by the issuance of CEPO Class A Ordinary Shares at $10.00 per share

CF&Co.	• $7 million in cash	• Consideration for the services provided pursuant to the Business Combination Marketing Agreement
	• $15 million in cash	• Consideration for the services provided pursuant to the M&A Engagement Letter

Entity	Interest in Securities/Other Consideration to be Received	Price Paid or to be Paid or Consideration Provided

•   Cash fee at the Closing equal to up to approximately $54.5 million, which is equal to the sum of (i) 5.0% of the gross proceeds received by Pubco and CEPO pursuant to the CEPO Cash Equity PIPE (assuming that all CEPO Cash Equity PIPE Investors fund their commitments in their CEPO Cash Equity PIPE Subscription Agreements); (ii) 4.5% of the gross proceeds received by Pubco and CEPO pursuant to the Preferred Stock Private Placements and the exercise of the Preferred Stock Option (assuming that the Preferred Stock Investors and the July Convertible Notes Investors who exercised the Preferred Stock Option fund their commitments in their Preferred Stock Subscription Agreements and Convertible Notes Subscription Agreements); and (iii) 4.0% of the gross proceeds received by Pubco and CEPO pursuant to the Convertible Notes Private Placement, excluding the Preferred Stock Option (assuming that the Convertible Notes Investors fund their commitments in their Convertible Notes Subscription Agreements); provided that 1% of each such fee is payable at the sole discretion of Pubco; provided, further, that such fees are reduced with respect to proceeds received from certain investors; and provided further, that the amount of such fee will be reduced by an amount equal to the product of (a) 3.5%, (b) $10.00 and (c) the number of Public Shares redeemed in connection with the Business Combination.

• Consideration for the services provided pursuant to the Private Placement Engagement Letter

Because the Sponsor acquired the 2,500,000 CEPO Class B Ordinary Shares (after accounting for the surrender of 2,500,000 CEPO Class B Ordinary Shares immediately prior to the CEPO Merger) at a nominal price, the Public Shareholders will incur substantial and immediate dilution upon the Closing of the Business Combination. See the sections entitled “Summary of the Proxy Statement/Prospectus — Dilution,” “Risk Factors — Risks Related to the Business Combination — The value of the CEPO Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of shares of Pubco Class A Stock at such time is substantially less than $10.00 per share, which may create an economic incentive for the CEPO management team to pursue and consummate the Business Combination which differs from the Public Shareholders” and “Risk Factors — Risks Related to the Business Combination — Public Shareholders who do not redeem their Public Shares will experience substantial and immediate dilution upon Closing of the Business Combination as a result of the CEPO Class B Ordinary Shares held by the Sponsor, since the value of the CEPO Class B Ordinary Shares is likely to be substantially higher than the nominal price paid for them, as well as a result of the issuance of the shares of Pubco Stock in the Business Combination and the Private Placement Investments.”

Potential Purchases of Public Shares

In connection with the CEPO Shareholder vote to approve the Business Combination, the Sponsor, CEPO’s directors, officers, advisors or any of their respective affiliates may purchase Public Shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so.

Any such purchases shall be effected at a price per share no higher than the amount per share a Public Shareholder would receive if it elected to have its Public Shares redeemed in connection with the Business Combination. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. Such a purchase may include a contractual acknowledgment that such shareholder, although still the record holder of Public Shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, CEPO’s directors and officers or any of their affiliates purchase

Public Shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their Public Shares. It is intended that, if Rule 10b-18 under the Exchange Act would apply to such purchases, then such purchases will comply with Rule 10b-18 under the Exchange Act, to the extent it applies, which provides a safe harbor for purchases made under certain conditions, including with respect to timing, pricing and volume of purchases. Any such purchases, together with the CEPO Ordinary Shares currently owned by the Sponsor, could influence the vote on the Business Combination or otherwise result in the completion of the Business Combination that may not otherwise have been possible.

Additionally, at any time at or prior to the consummation of the Business Combination, subject to applicable securities laws (including with respect to material non-public information), the Sponsor, CEPO’s directors and officers and their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares or not to elect to have their Public Shares redeemed. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase public shares in such transactions.

In the event the Sponsor, CEPO’s directors and officers or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act to the extent such rule is applicable including, in pertinent part, through adherence to the following:

•        CEPO would disclose in this proxy statement/prospectus the possibility that the Sponsor, CEPO’s directors and officers or their affiliates may Public Shares from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•        if the Sponsor, CEPO’s directors and officers or their affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the price offered through the redemption process;

•        CEPO would include in this proxy statement/prospectus a representation that any of the Public Shares purchased by the Sponsor, CEPO’s directors and officers or their affiliates would not be voted in favor of approving the Business Combination;

•        the Sponsor, CEPO’s directors and officers or their affiliates would either not possess any redemption rights with respect to such Public Shares or they would waive such rights; and

•        CEPO would disclose in a Form 8-K filed prior to the Extraordinary General Meeting, the following items, to the extent material:

•        the amount of Public Shares purchased outside of the redemption offer by the Sponsor, CEPO’s directors and officers or their affiliates, along with the average purchase price;

•        the purpose of the purchases by the Sponsor, CEPO’s directors and officers or their affiliates;

•        the impact, if any, of the purchases by the Sponsor, CEPO’s directors and officers or their affiliates on the likelihood that the Business Combination will be approved at the Extraordinary General Meeting;

•        the identities of the CEPO Shareholders who sold Public Shares to the Sponsor, CEPO’s directors and officers or their affiliates (if not purchased in the open market) or the nature of the CEPO Shareholders (e.g., 5% shareholders) who sold Public Shares to the Sponsor, CEPO’s directors and officers or their affiliates; and

•        the number of Public Shares for which CEPO has received redemption requests pursuant to its redemption offer as of a date shortly prior to the filing date of the Form 8-K.

If such purchases are made, the public “float” of CEPO Class A Ordinary Shares may be reduced and the number of beneficial holders of CEPO Class A Ordinary Shares may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of Public Shares on Nasdaq or another securities exchange. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such.

Recommendation of the CEPO Board

After careful consideration of the matters described above, the CEPO Board determined unanimously that each of the Business Combination Proposal, the Merger Proposal, the Organizational Documents Proposals, the Nasdaq Proposal and the Adjournment Proposal, if presented, is advisable and in the best interests of CEPO and the CEPO Shareholders and unanimously recommend that you vote or give instructions to vote “FOR” each of these Proposals.

The foregoing discussion of the information and factors considered by the CEPO Board is not meant to be exhaustive but includes the material information and factors considered by the CEPO Board as well as any other factors that the CEPO Board deemed relevant. The CEPO Board’s decision to approve the Business Combination was based on factors existing as of the date of its approval on July 16, 2025.

The Amended and Restated Pubco Certificate of Incorporation

At or prior to the consummation of the Business Combination, the board of directors and stockholders of Pubco will amend and restate Pubco’s certificate of incorporation in the form of the Amended and Restated Certificate of Incorporation. Pubco’s Amended and Restated Certificate of Incorporation will reflect the following material differences from the CEPO Memorandum and Articles:

•        the name of the new public entity will be BSTR Holdings, Inc.

•        Pubco will be incorporated under the laws of the State of Delaware, as opposed to the laws of the Cayman Islands;

•        Pubco’s corporate existence is perpetual as opposed to CEPO’s corporate existence terminating if a business combination is not consummated by CEPO within a specified period of time; and

•        The Amended and Restated Certificate of Incorporation does not include the various provisions applicable only to SPACs that the CEPO Memorandum and Articles contains.

For more information regarding the Amended and Restated Certificate of Incorporation, see the section entitled “Description of Pubco Securities.”

Comparison of Corporate Governance and Shareholder Rights

There are certain differences in the rights of Pubco’s shareholders and CEPO Shareholders prior to the Business Combination and following the consummation of the Business Combination. Please see the section of this proxy statement/prospectus entitled “Description of Pubco Securities.”

Regulatory Matters

The Business Combination and the transactions contemplated by the Business Combination Agreement are not subject to any additional federal or state regulatory requirement or approval, except for (i) filings with the Registrar of Companies of the Cayman Islands necessary to effectuate the CEPO Merger, which will be filed on behalf of CEPO and CEPO Merger Sub with the Registrar of Companies of the Cayman Islands and (ii) filings with the Delaware Secretary of State necessary to effectuate the Newco Merger, which will be filed on behalf of Newco and Newco Merger Sub with the Delaware Secretary of State upon the approval of the Business Combination Proposal and satisfaction of all other conditions not waived by the applicable parties under the Business Combination Agreement.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, CEPO will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the current members of Newco having a majority of the voting power of Pubco upon the Closing, Newco senior management comprising all of the senior management of Pubco, and Newco’s operations comprising the ongoing operations of Pubco. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Newco issuing shares for the net assets of CEPO, accompanied by a recapitalization. The net assets of CEPO will be stated at historical cost, with no goodwill or other intangible assets recorded. As a result, any transaction costs incurred to effect the recapitalization represent costs related to issuing equity and raising capital that are recognized as a reduction to the total amount of equity raised through the Private Placement Subscription Agreements and the Preferred Stock Subscription Agreements rather than an expense recorded as incurred. Debt issuance costs related to the Convertible Notes are to be expensed as incurred as the fair value option has been elected for the convertible debt. Operations prior to the Business Combination will be those of Newco.

Required Vote and Recommendation of the CEPO Board

The Closing is conditioned on, among other things, the approval of the Business Combination Proposal at the Meeting. The consummation of the Business Combination will require an ordinary resolution, being a resolution passed at the Meeting by the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CEPO Shareholders entitled to vote thereon as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). Abstentions and broker non-votes will be counted towards the quorum requirement but will not have an effect on the Business Combination Proposal.

The Sponsor has agreed to vote its 5,500,000 CEPO Ordinary Shares, representing 21.6% of the issued and outstanding CEPO Ordinary Shares, in favor of the adoption and approval of the Business Combination Agreement and the Business Combination and each of the CEPO Shareholder Approval Matters as described below under “The Business Combination — Other Transaction Agreements — Sponsor Support Agreement.”

If the Business Combination Proposal is not approved, then the other Proposals (other than the Adjournment Proposal) will not be presented to the CEPO Shareholders for a vote.

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the entry by Cantor Equity Partners I, Inc. (“CEPO”) into the Business Combination Agreement, dated as of July 16, 2025 (as may be amended or restated from time to time, the “Business Combination Agreement”), by and among CEPO, Pubco, SPAC Merger Sub, SPAC Subsidiary A, SPAC Subsidiary B, Newco Merger Sub, Newco and the Seller (each as defined in the Business Combination Agreement), pursuant to which: (i) CEPO will merge with and into SPAC Merger Sub, with SPAC Merger Sub continuing as the surviving entity and as a result of which each issued and outstanding CEPO Class A Ordinary Share (other than treasury shares and shares held by CEPO shareholders who have exercised redemption rights or dissent rights) will be automatically converted into one share of Pubco Class A common stock; and (ii) Newco Merger Sub will merge with and into Newco, with Newco continuing as the surviving company, and as a result of which the Seller will receive shares of Class A common stock of Pubco and shares of Class B common stock of Pubco in exchange for its membership interests in Newco, and other members of Newco will receive Newco Exchange Interests (as defined in the Business Combination Agreement), and the performance by CEPO of its obligations thereunder be ratified, approved, adopted and confirmed in all respects. All of the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements are collectively referred to as the “Business Combination.”

THE CEPO BOARD UNANIMOUSLY RECOMMENDS THAT CEPO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of CEPO’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of CEPO and the CEPO Shareholders and what they may believe is best for himself, herself or themselves in determining to recommend that CEPO Shareholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of the Sponsor and CEPO’s Directors and Executive Officers in the Business Combination” for a further discussion.

THE BUSINESS COMBINATION

On July 16, 2025, CEPO, Pubco, CEPO Merger Sub, Newco, the Seller, CEPO Subsidiary A, CEPO Subsidiary B and Newco Merger Sub entered into the Business Combination Agreement. Pursuant to the Business Combination Agreement, upon Closing, (i) CEPO will merge with and into CEPO Merger Sub in the CEPO Merger, with CEPO Merger Sub continuing as the CEPO Surviving Subsidiary, as a result of which (a) immediately prior to the Effective Time, each issued and outstanding CEPO Class B Ordinary Share will automatically convert into one CEPO Class A Ordinary Shares, and (b) at the Effective Time, the holders of CEPO Class A Ordinary Shares will receive one share of Pubco Class A Stock, for each CEPO Class A Ordinary Share held by such CEPO Shareholder, and (ii) at least two (2) hours after the CEPO Merger, Newco Merger Sub will merge with and into Newco, with Newco continuing as the surviving company, and as a result of which (a) the Seller will receive shares of Pubco Stock in exchange for its Newco Interests and (b) the Newco Equity Investors will receive Newco Exchange Interests in exchange for their Newco Class A Interests, in each case, as described below.

Concurrently with the signing of the Business Combination Agreement, on July 16, 2025, the Seller and Newco entered into the Contribution Agreement pursuant to which, immediately prior to Closing, the Seller will consummate the Contribution whereby the Seller will contribute to Newco 25,000 Bitcoin in exchange for an equal number of Newco Class A Interests and Newco Class B Interests, each equal to (x) 25,000 multiplied by the Closing Bitcoin Price, divided by (y) $10.00.

In addition, concurrently with the signing of the Business Combination Agreement, on July 16, 2025:

(i)     Pubco and CEPO entered into the July Convertible Notes Subscription Agreements with the July Convertible Notes Investors, pursuant to which the July Convertible Notes Investors have agreed to purchase, in a private placement, $500 million aggregate principal amount of Convertible Notes to be issued by Pubco pursuant to and on the terms set forth in the Indenture. In addition, Pubco has granted the July Convertible Notes Investors (i) an option to purchase additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable within 15 days following the execution of the July Convertible Notes Subscription Agreements, (ii) an option to purchase additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable within 30 days following the execution of the July Convertible Notes Subscription Agreements and (iii) an option to purchase up to 3,200,000 shares of Preferred Stock with an aggregate principal amount of $320 million to be issued by Pubco pursuant to and on the terms set forth in the Certificate of Designations at a purchase price of $85.00 per share, exercisable within 30 days following the execution of the July Convertible Notes Subscription Agreements, in each case, on a pro rata basis based on such July Convertible Note Investor’s participation in the Initial Convertible Notes Private Placement. Further, the July Convertible Notes Subscription Agreements provide that, if any July Convertible Notes Investors should elect not to exercise their pro rata share of the Options, such unexercised portion of the Options will be offered to and may be exercised by the remaining July Convertible Notes Investors pro rata to their participation in the Initial Convertible Note Private Placement and the applicable Option until 5:00 p.m. New York time on the Business Day immediately after the expiry of the applicable Option;

(ii)    Pubco and CEPO entered into the July Preferred Stock Subscription Agreement with the July Preferred Stock Investor, pursuant to which the July Preferred Stock Investor has agreed to purchase, in a private placement, 300,000 shares of Preferred Stock with an aggregate principal amount of $30 million at $85.00 per share for an aggregate purchase price of $25.5 million;

(iii)   CEPO and Pubco entered into the CEPO Cash Equity PIPE Subscription Agreements with the CEPO Cash Equity PIPE Investors, pursuant to which the CEPO Cash Equity PIPE Investors agreed to purchase, in a private placement immediately prior to the CEPO Merger, 40,000,000 CEPO Class A Ordinary Shares, at a purchase price of $10.00 per share payable in cash, for an aggregate purchase price of $400 million;

(iv)   CEPO and Pubco entered into the July CEPO BTC Equity PIPE Subscription Agreements with the July CEPO BTC Equity PIPE Investors, pursuant to which the July CEPO BTC Equity PIPE Investors agreed to purchase, in a private placement immediately prior to the CEPO Merger, the July CEPO BTC Equity PIPE Shares in exchange for 4,156.11 Bitcoin in the aggregate.

(v)     Newco, Pubco and CEPO entered into the Newco Subscription Agreements with the Newco Equity Investors, pursuant to which the Newco PIPE Investors have agreed to purchase, in a private placement, Newco Class A Interests at $10.00 per interest, in exchange for 865 Bitcoin in the aggregate, with the number of Newco Class A Interests to be issued to each Newco Equity Investor being equal to (i) the product of (A) the number of Bitcoin contributed by such Newco Equity Investor multiplied by (B) the Closing Bitcoin Price and then divided by (ii) $10.00.

Pursuant to the terms of the July Convertible Notes Subscription Agreements, certain July Convertible Notes Investors exercised their pro rata share of the First Convertible Notes Option and the Unexercised Option in relation to the First Convertible Notes Option to purchase additional Convertible Notes in an aggregate principal amount of $34.87 million and of the Second Convertible Notes Option and the Unexercised Option in relation to the Second Convertible Notes Option to purchase additional Convertible Notes in an aggregate principal amount of $9.323 million.

On August 7, 2025, CEPO and Pubco entered into the August Convertible Notes Subscription Agreements, pursuant to which the August Convertible Notes Investors agreed to purchase Convertible Notes in an aggregate principal amount of $30.5 million, upon the terms and subject to the conditions set forth therein.

Pursuant to the July Convertible Notes Private Placement and the August Convertible Notes Private Placement, taken together, the total aggregate principal amount of the Convertible Notes to be issued by Pubco at Closing will be $574.693 million.

Pursuant to the terms of the July Convertible Notes Subscription Agreements, certain July Convertible Notes Investors exercised their pro rata share of the Preferred Stock Option and the Unexercised Option in relation to the Preferred Stock Option to purchase an aggregate of approximately 2.236 million shares of Preferred Stock with an aggregate principal amount of approximately $223.62 million at a purchase price of $85.00 per share for a total aggregate purchase price of approximately $190.08 million.

On August 25, 2025, CEPO and Pubco entered into the August Preferred Stock Subscription Agreements, pursuant to which the August Preferred Stock Investors agreed to purchase an aggregate of 482,924 shares of Preferred Stock with an aggregate principal amount of approximately $48.3 million, at a purchase price of $85.00 per share, for an aggregate purchase price of approximately $41.05 million.

Pursuant to the Preferred Stock Private Placements and the exercise of the Preferred Stock Option by certain July Convertible Notes Investors, Pubco will issue 3,019,200 shares of Preferred Stock in the aggregate at Closing with a total aggregate principal amount of $301.92 million, for a total purchase price of $256.632 million.

On August 28, 2025, (i) CEPO and Pubco entered into the August CEPO BTC Equity PIPE Subscription Agreement with the August CEPO BTC Equity PIPE Investor in substantially the same form as the July CEPO BTC Equity PIPE Subscription Agreements, pursuant to which the August CEPO BTC Equity PIPE Investor agreed to purchase, in the August CEPO BTC Equity PIPE, the August CEPO BTC Equity PIPE Shares and (ii) simultaneously therewith, CEPO, Pubco and Newco entered into a termination agreement with such investor in the Newco Private Placement, which terminated the Newco Subscription Agreement with such investor, pursuant to which such investor had agreed to purchase Newco Class A Interests in exchange for 20 Bitcoin.

As a result of the August CEPO BTC Equity PIPE, the total number of Bitcoin to be contributed by the CEPO BTC Equity Investors in the aggregate at Closing is 4,176.11 Bitcoin. As a result of the termination of the Newco Subscription Agreement among the August CEPO BTC Equity PIPE Investor, CEPO, Pubco and Newco, the total number of Bitcoin to be contributed by Newco Equity Investors in aggregate at Closing is 845 Bitcoin. However, the total number of Bitcoin to be contributed by the CEPO BTC Equity PIPE Investors and the Newco Equity Investors at Closing remains unchanged at an aggregate of 5,021.11 Bitcoin.

Concurrently with the signing of the Business Combination Agreement, on July 16, 2025, CEPO, Pubco and the Sponsor entered into the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor agreed (i) to vote its CEPO Ordinary Shares in favor of the Business Combination Agreement and the Transactions and each of the CEPO Shareholder Approval Matters, (ii) vote its CEPO Ordinary Shares against (a) any Acquisition Proposal or Alternative Transaction, (b) any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by CEPO (other than the Transactions), (c) any change in the business of CEPO, and (d) any proposal, action or agreement involving CEPO that would or would reasonably be expected to jeopardize the Transactions, (iii) to comply with the restrictions imposed by the Insider Letter, including the restrictions on transferring and redeeming CEPO Ordinary Shares in connection with the Transactions, (iv) to waive the anti-dilution rights of the issued and outstanding CEPO Class B Ordinary Shares, (v) to forfeit 50% of its CEPO Class B Ordinary Shares immediately prior to, and conditioned upon, the consummation of the CEPO Merger, and (vi) subject to and conditioned upon the Closing, that any loans outstanding from the Sponsor to CEPO shall be repaid either in cash or in CEPO Class A Ordinary Shares at $10.00 per share as determined by Sponsor on the CEPO Pre-Closing Statement.

Further, pursuant to the Sponsor Support Agreement, the Sponsor and CEPO agreed that prior to Closing they will enter into an amendment to the Insider Letter to (i) extend the transfer and lock-up restrictions applicable to the CEPO Founder Shares pre-Closing so that they also apply to the CEPO Founder Shares post-Closing, (ii) modify the duration of the lock-up applicable to the CEPO Founder Shares to be the earlier of (a) the twelve (12) month anniversary of the Closing Date and (b) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Pubco Stock for cash, securities or other property, and (iii) add Pubco as a party.

At Closing, the Sponsor, CEPO, Pubco and the Seller will enter into the Amended and Restated Registration Rights Agreement to (i) add Pubco as a party thereto and (ii) provide registration rights to the Sponsor and the Seller with respect to the resale of the shares they hold in Pubco.

At Closing, Pubco and the Seller will enter into the Lock-Up Agreement, pursuant to which the Seller will agree not to, subject to certain exceptions, transfer its Pubco Class A Stock until the earlier of (i) the one year anniversary of the Closing and (ii) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Closing which results in all of Pubco’s shareholders having the right to exchange their shares of Pubco Stock for cash, securities or other property.

At Closing, Newco, Pubco and the Newco Equity Investors will enter the Amended and Restated Newco LLC Agreement.

Upon the completion of the Business Combination and the consummation of the Private Placement Investments, and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, that all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements, that no Convertible Notes or shares of Preferred Stock are converted into shares of Pubco Class A Stock, that all Newco Exchange Interests are redeemed in exchange for shares of Pubco Class A Stock, that no shares of Pubco Class A Stock are issued pursuant to the Incentive Plan and a Closing Bitcoin Price of $110,077.73, (i) Public Shareholders will own approximately 5.1% of the issued and outstanding shares of Pubco Class A Stock, (ii) the CEPO Cash Equity PIPE Investors will own approximately 10.0% of the issued and outstanding shares of Pubco Class A Stock, (iii) the CEPO BTC Equity PIPE Investors will own approximately 11.7% of the issued and outstanding shares of Pubco Class A Stock, (iv) the Newco Equity Investors will own approximately 2.4% of the issued and outstanding shares of Pubco Class A Stock, (v) the Sponsor will own approximately 0.9% of the issued and outstanding shares of Pubco Class A Stock and (v) the Seller will own approximately 69.9% of the issued and outstanding shares of Pubco Class A Stock and 100% of the issued and outstanding shares of Pubco Class B Stock.

Upon the completion of the Business Combination and the consummation of the Private Placement Investments, and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, that all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements, that all Convertible Notes and shares of Preferred Stock are converted into shares of Pubco Class A Stock at $13.00 per share, that all Newco Exchange Interests are redeemed in exchange for shares of Pubco Class A Stock, that no shares of Pubco Class A Stock are issued pursuant to the Incentive Plan and a Closing Bitcoin Price of $110,077.73, (i) Public Shareholders will own approximately 4.3% of the issued and outstanding shares of Pubco Class A Stock, (ii) the CEPO Cash Equity PIPE Investors will own approximately 8.6% of the issued and outstanding shares of Pubco Class A Stock, (iii) the CEPO BTC Equity PIPE Investors will own approximately 10.0% of the issued and outstanding shares of Pubco Class A Stock, (iv) the Newco Equity Investors will own approximately 2.0% of the issued and outstanding shares of Pubco Class A Stock, (v) the Convertible Notes Investors will own approximately 9.6% of the issued and outstanding shares of Pubco Class A Stock, (vi) the Preferred Stock Investors will own approximately 5.0% of the issued and outstanding shares of Pubco Class A Stock, (vii) the

Sponsor will own approximately 0.8% of the issued and outstanding shares of Pubco Class A Stock and (vi) the Seller will own approximately 59.7% of the issued and outstanding shares of Pubco Class A Stock and 100% of the issued and outstanding shares of Pubco Class B Stock.

The price per share of Pubco Class A Stock is $10.00 per share for Public Shareholders, the Equity PIPE Investors, the Sponsor and its Affiliates, the directors and officers of CEPO and the Seller. The value of the consideration that the Public Shareholders are each receiving in connection with the Business Combination is thus $10.00 per share.

The aggregate value of the total consideration that the Sponsor and its Affiliates will receive, comprising shares of Pubco Class A Stock valued at $10.00 per share and the cash fees to be paid to CF&Co. as further described herein, is approximately $113,286,160, assuming, among other things, that the Sponsor Loan is fully drawn (for a maximum amount of $1,750,000), that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, no amount is drawn under the Sponsor Note and that all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements.

The aggregate value of the consideration that the Seller will receive, comprising an equal number of shares of Pubco Class A Stock and Pubco Class B Stock, together valued at $10.00 per share, issued pursuant to the Business Combination Agreement is approximately $2,751,943,270, assuming a Closing Bitcoin Price of $110,077.73. Pursuant to the Business Combination Agreement, the Seller will receive an equal number of shares of both Pubco Class A and Pubco Class B Stock, calculated, for each class of Pubco Stock, as the dollar value (based on the Closing Bitcoin Price) of 25,000 Bitcoin divided by $10.00.

The Business Combination Agreement

Merger Consideration and the Mergers

CEPO Merger

On the date of Closing when the CEPO Plan of Merger is registered by the Registrar of Companies of the Cayman Islands in accordance with the Cayman Companies Act (or such other time as specified in the CEPO Plan of Merger) (such time, the “CEPO Merger Effective Time”), by virtue of the CEPO Merger and without any action on the part of any party to the Business Combination Agreement:

(i)     each issued and outstanding CEPO Class B Ordinary Share (other than treasury shares) will be automatically converted into one CEPO Class A Ordinary Share in accordance with the CEPO Memorandum and Articles (taking into account, pursuant to the Sponsor Support Agreement, the waiver by the Sponsor of the anti-dilution rights of the CEPO Class B Ordinary Shares and the forfeiture of 50% of its CEPO Class B Ordinary Shares);

(ii)    each issued and outstanding CEPO Class A Ordinary Share (other than (x) treasury shares and (y) Public Shares in respect of which Public Shareholders have exercised their rights of redemption and (z) CEPO Dissenting Shares) will be automatically converted into one (1) share of Pubco Class A Stock; and

(iii)   each ordinary share of CEPO Merger Sub issued and outstanding will be converted into an equal number of ordinary shares, par value $0.0001, of the CEPO Surviving Subsidiary.

At the CEPO Merger Effective Time, each issued and outstanding Public Share in respect of which the holder thereof has validly exercised redemption rights pursuant to and in accordance with the CEPO Memorandum and Articles will be cancelled, and those CEPO Shareholders will only have the right to receive a pro rata share of the redemption amount.

To the extent there are CEPO Shareholders who have properly exercised dissenters’ rights for their CEPO Class A Ordinary Shares in accordance with the Cayman Act, such CEPO Dissenting Shares will be automatically cancelled and holders of CEPO Dissenting Shares will only have the right to be paid by the CEPO Surviving Subsidiary the fair value of such CEPO Dissenting Shares and other rights provided under applicable law. Pursuant to the Sponsor Support Agreement, the Sponsor waived and agreed not to exercise or assert any dissenters’ rights under the Cayman Act in connection with the CEPO Merger and the Business Combination Agreement.

If there are any CEPO Ordinary Shares that are owned by CEPO as treasury shares, such treasury shares will be automatically cancelled without any conversion thereof or payment therefore.

Newco Merger

At the time on the Closing Date when the Certificate of Merger has been duly accepted for filing by the Delaware Secretary of State in accordance with the DGCL (or such other time as specified in the Certificate of Merger) but at least two hours after the completion of the CEPO Merger (such time, the “Newco Merger Effective Time” and together with the CEPO Merger Effective Time, the “Effective Time”), by virtue of the Newco Merger and without any further action on the part of any party to the Business Combination Agreement:

(i)     the issued and outstanding Newco Class A Interests held by the Seller will be automatically cancelled and the Seller will in return be entitled to receive the Class A Merger Consideration Shares, being equal to a number of shares of Pubco Class A Stock equal to: (A) the product of 25,000 multiplied by the Closing Bitcoin Price, divided by (B) $10.00;

(ii)    the issued and outstanding Company Class B Interests held by the Seller will automatically be cancelled and the Seller will in return be entitled to receive the Class B Merger Consideration Shares, being equal to a number of shares of Pubco Class B Stock equal to: (A) the product of 25,000 multiplied by the Closing Bitcoin Price, divided by (B) $10.00; and

(iii)   each issued and outstanding Newco Class A Interest held by the Newco Equity Investors will be automatically converted into one (1) Newco Exchange Interest. The Newco Exchange Interests:

(a)     will be economically fungible with shares of Pubco Class A Stock;

(b)    will be divided in classes of units/interests mirroring the capital structure of Pubco;

(c)     can be redeemed by the relevant holder in exchange for, at Pubco’s election, shares of Pubco Class A Stock on a 1:1 basis or the cash equivalent.

In addition, in the event of a liquidation, Newco Equity Investors will be treated equivalently to holders of shares of Pubco Class A Stock and to the extent there are 100 or more Newco Equity Investors, the ability to exchange Newco Exchange Interests for shares of Pubco Class A Stock will be restricted (to once per quarter and with 60 days advance notice) in order to comply with certain safe harbors under the publicly traded partnership rules.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties, which will not survive the Closing. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Business Combination Agreement means with respect to any specified person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole, or (ii) the ability of such person or any of its subsidiaries to consummate the Transactions contemplated by the Business Combination Agreement or the Ancillary Agreements to which it is a party or bound or to perform its obligations under the Business Combination Agreement or the Ancillary Agreements. With respect to point (i), the following changes or effects (by themselves or when aggregated with others) are not considered a Material Adverse Effect:

(a)     general changes in financial or securities markets (including interest rates) or general economic or political conditions in the country or region where the party or its subsidiaries do business;

(b)    changes, conditions, or effects that generally affect the industries or markets in which the party or its subsidiaries principally operate;

(c)     changes in the price or trading volume of Bitcoin (provided that the underlying cause of any such event, occurrence, change or effect in the price or trading volume may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception);

(d)    any proposal, enactment, or change in interpretation of, or any other change in, applicable laws, IFRS, GAAP, or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such party and its subsidiaries principally operate;

(e)     conditions caused by acts of God, natural disasters, terrorism, war (whether or not declared), escalation of hostilities, geopolitical conditions, local, national or international political conditions or any outbreak or continuation of an epidemic or pandemic or the effects of governmental actions or Laws in response to them;

(f)     the taking of any action required by the Business Combination Agreement or any Ancillary Agreement; and

(g)    any failure by the party and its subsidiaries to meet internal or published budgets, projections, forecasts, or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception).

The exceptions in letters (a), (b), (d), (e) and (g) above will be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate and adverse effect on such party or any of its subsidiaries compared to similarly situated participants in the industries in which such party or any of its subsidiaries primarily conducts its businesses.

Notwithstanding the foregoing, for CEPO, the number of CEPO Ordinary Shares redeemed in connection with the Business Combination or the failure to obtain the Required Shareholder Approval shall not, in and of itself, be deemed a Material Adverse Effect on or with respect to CEPO; provided that the underlying causes of any such redemptions or failure to obtain the Required Shareholder Approval may be considered if not otherwise excluded by another exception and provided, further, with respect to the failure to obtain the Required Shareholder Approval, that the CEPO has not violated its obligations under this Agreement in connection with obtaining such Required Shareholder Approval.

Certain of the representations are subject to specified exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement.

Representations and Warranties of CEPO and the CEPO Subsidiaries

The Business Combination Agreement contains representations and warranties made by CEPO, on behalf of itself and the CEPO Subsidiaries, to Newco, Pubco, CEPO Merger Sub and the Seller, including representations and warranties relating to the following:

•        corporate incorporation/organization, qualification to do business and good standing;

•        authorization to enter into the Business Combination Agreement and to complete the contemplated transactions;

•        governmental and regulatory consents necessary in connection with the Business Combination;

•        absence of conflicts with organizational documents, applicable laws and CEPO Material Contracts as a result of entering into the Business Combination Agreement or consummating the Business Combination;

•        capitalization;

•        filing of documents with the SEC in compliance with regulatory requirements, accuracy of CEPO financial statements; and internal controls;

•        no litigation, orders or permits;

•        absence of certain changes;

•        compliance with applicable laws;

•        taxes and returns;

•        employees and employee benefit plans;

•        properties;

•        material contracts;

•        transactions with Affiliates;

•        finders and brokers;

•        certain business practices;

•        insurance;

•        independent investigation;

•        accuracy of the information supplied;

•        Trust Account;

•        the CEPO Equity PIPE Subscription Agreements; and

•        no additional representations and warranties.

CEPO, on behalf of the CEPO Subsidiaries, also made representations and warranties with respect to the CEPO Subsidiaries including, (i) the organization and good standing of CEPO Subsidiaries, (ii) authorization to enter into the Business Combination Agreement and to complete the contemplated transactions, (iii) absence of required governmental approvals for CEPO Subsidiaries to consummate the Transactions, (iv) absence of conflicts with organizational documents of each CEPO Subsidiary and applicable laws, (v) capitalization of CEPO Subsidiaries, (vi) treatment of the CEPO Subsidiaries as a corporation for U.S. federal tax purposes, (vii) no additional representations and warranties, (viii) accuracy of the information supplied, and (ix) CEPO Subsidiaries’ activities.

Representations and Warranties of Pubco and CEPO Merger Sub

The Business Combination Agreement contains representations and warranties made by Pubco, on behalf of itself and CEPO Merger Sub, to CEPO, the CEPO Subsidiaries, Newco and the Seller, including representations and warranties relating to the following:

•        corporate incorporation/organization, qualification to do business and good standing;

•        authorization to enter into the Business Combination Agreement and to complete the contemplated transactions;

•        governmental and regulatory consents necessary in connection with the Business Combination;

•        absence of conflicts with organizational documents, applicable laws and certain material contracts as a result of entering into the Business Combination Agreement or consummating the Business Combination;

•        capitalization;

•        Pubco and CEPO Merger Sub activities;

•        finders and brokers;

•        ownership of Pubco Stock;

•        the July Convertible Notes Subscription Agreements and the July Preferred Stock Subscription Agreement;

•        accuracy of the information supplied;

•        independent investigation; and

•        no additional representations and warranties.

Representations and Warranties of Newco

The Business Combination Agreement contains representations and warranties made by Newco to CEPO and the CEPO Subsidiaries, including representations and warranties relating to the following:

•        corporate organization, qualification to do business and good standing;

•        authorization to enter into the Business Combination Agreement and to complete the contemplated transactions;

•        capitalization;

•        governmental and regulatory consents necessary in connection with the Business Combination;

•        absence of conflicts with organizational documents, applicable laws and certain material contracts as a result of entering into the Business Combination Agreement or consummating the Business Combination;

•        absence of certain changes;

•        Newco’s activities;

•        title to assets;

•        employees and benefit plans;

•        certain business practices;

•        the Newco Subscription Agreements;

•        finders and brokers;

•        accuracy of the information supplied;

•        independent investigation; and

•        no additional representations and warranties.

Representations and Warranties of the Seller

The Business Combination Agreement contains representations and warranties made by the Seller to CEPO, the CEPO Subsidiaries, Pubco, CEPO Merger Sub and Newco, including representations and warranties relating to the following:

•        corporate incorporation/organization, qualification to do business and good standing;

•        authorization to enter into the Business Combination Agreement and to complete the contemplated transactions;

•        ownership of Newco Interests and Bitcoin, prior to, respectively, the Newco Merger and the Contribution;

•        governmental and regulatory consents necessary in connection with the Business Combination;

•        absence of conflicts with organizational documents, applicable laws and certain contracts as a result of entering into the Business Combination Agreement or consummating the Business Combination;

•        no litigation;

•        investment representations;

•        finders and brokers;

•        accuracy of the information supplied; and

•        no additional representations and warranties.

Covenants

As described in further detail below, the Business Combination Agreement also contains certain covenants of the parties, which do not survive the Closing (other than those that are to be performed after the Closing). Certain of the covenants are subject to specified exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement.

Conduct of Business Prior to Closing by Newco, Pubco and CEPO Merger Sub

During the period from the date of the Business Combination Agreement until the earlier of (a) the Closing or (b) the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), Newco, Pubco and CEPO Merger Sub agreed to (i) only engage in activities relating to the initial organization and commencement of their respective operations, and, in the case of Newco, the Contribution, (ii) to comply in all material respects with all laws applicable to them and their respective businesses and assets and (iii) to take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, and to preserve the possession, control and condition of their respective material assets.

In addition, during the Interim Period, Newco, Pubco and CEPO Merger Sub agreed not to, without the prior written consent of CEPO:

•        amend, waive or otherwise change their respective organizational documents;

•        amend, waive or otherwise change, or terminate the Contribution Agreement;

•        authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such securities;

•        split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

•        incur, create, assume, prepay or otherwise become liable for any indebtedness (directly, contingently or otherwise) in excess of $250,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any indebtedness, liability or obligation of any person in excess of $250,000 individually or $500,000 in the aggregate;

•        sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•        enter into any agreement, understanding or arrangement with respect to the voting of equity securities of Newco, Pubco or CEPO Merger Sub;

•        enter into, amend, waive or terminate (other than terminations in accordance with their terms) any material transaction with any related person as defined in the Business Combination Agreement (other than compensation and benefits and advancement of expenses);

•        authorize or agree to do any of the foregoing actions; and

•        solely with respect to Newco, issue any Newco Interests (other than pursuant to the Contribution).

In addition, during the Interim Period, the Seller agreed not to sell, transfer or dispose of any Newco Interests owned by the Seller without the prior written consent of CEPO.

Conduct of Business Prior to Closing by CEPO

During the Interim Period, CEPO agreed to (i) conduct its business in all material respects in the ordinary course of business consistent with past practice, (ii) comply with all applicable laws applicable to it, the CEPO Subsidiaries and their businesses, assets and employees and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, its business organizations.

In addition, during the Interim Period, CEPO agreed not to and to cause its subsidiaries (including the CEPO Subsidiaries) not to, without the prior written consent of the Seller:

•        amend, waive or otherwise change its organizational documents;

•        authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such securities;

•        split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

•        subject to certain exceptions, incur, create, assume, prepay, repay or otherwise become liable for any indebtedness (directly, contingently or otherwise), fees or expenses in excess of $250,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any indebtedness, liability or obligation of any person;

•        make or rescind any material election relating to taxes, settle any action relating to taxes, file any amended tax return or claim for refund, or make any material change in its accounting or tax policies or procedures, in each case except as required by applicable law or in compliance with GAAP;

•        amend, waive or otherwise change the Trust Agreement;

•        subject to certain exceptions, amend or otherwise modify, terminate, waive or assign or delegate (as applicable) any material right or obligation under any CEPO Material Contract or enter into any new contract that would be a CEPO Material Contract;

•        other than drawings on the CEPO Loans or as expressly required by the Sponsor Support Agreement, enter into, renew, amend, waive or terminate (other than terminations in accordance with their terms) any contracts, arrangements or transactions with any related person, including any ancillary document to which CEPO or any related person is a party;

•        fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

•        establish any subsidiary or enter into any new line of business;

•        revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP, and after consulting CEPO’s outside auditors;

•        subject to certain exceptions, waive, release, assign, settle or compromise any action (including any action relating to the Business Combination Agreement or the Transactions) or otherwise pay, discharge or satisfy any actions, liabilities or obligations, unless such amount has been reserved in CEPO’s financial statements;

•        acquire, any corporation, company, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the CEPO Merger);

•        subject to certain exceptions, voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $250,000 individually or $500,000 in the aggregate;

•        sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

•        take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the Business Combination Agreement; or

•        authorize or agree to do any of the foregoing actions.

No Solicitation

During the Interim Period, the parties agreed not to solicit, encourage or engage in discussions regarding any Acquisition Proposal or Alternative Transaction outside the transactions contemplated by the Business Combination Agreement. Alternative Transactions include (i) with respect to Newco or Pubco, the sale of any material business or assets of Newco or Pubco or the sale of any equity interests or profits of Newco or Pubco, (ii) with respect to the Seller, the sale of any Bitcoin that would materially impair the Seller’s ability to perform its obligations under the Contribution Agreement and (iii) with respect to CEPO and its Affiliates, entering into another business combination involving CEPO. The parties also agreed not to provide non-public information or enter into any agreements related to such proposals. If any party receives an Acquisition Proposal, such party is expected to promptly notify the other parties and keep them informed of any developments.

Registration Statement

Pubco, CEPO and Newco agreed to (i) prepare and, as promptly as practicable after completion of Newco’s audited financial statements, file with SEC the Registration Statement which will also include a proxy statement for soliciting proxies from CEPO Shareholders to vote on the Proposals at the Meeting and (ii) take all reasonable and necessary actions to satisfy legal requirements in connection with this Registration Statement, the Meeting, and the redemption process for Public Shareholders. Once this Registration Statement is effective, CEPO agreed, as soon as practicable to set a record date and distribute the Registration Statement to CEPO Shareholders and to call and convene the Meeting within 30 days following the effectiveness of the Registration Statement. CEPO agreed to bear all fees, costs and expenses incurred by any party in connection with the filing of the Registration Statement with the SEC and submitting a listing application for Pubco Class A Stock to Nasdaq or other applicable securities exchange.

CEPO agreed that the CEPO Board will not change, withdraw, withhold, qualify or modify its recommendation to the CEPO Shareholders that they vote in favor of (i) the approval of the Business Combination Agreement and the Transactions as a Business Combination, (ii) the approval of the CEPO Merger and (iii) the adoption and approval of such other matters as the Seller, Newco, Pubco and CEPO mutually determine to be necessary to effect the Transactions (“Modification in Recommendation”) unless there is an Intervening Event (an “Intervening Event Change in Recommendation”) and CEPO follows the procedures described below.

Under the Business Combination Agreement, an “Intervening Event” is defined as any material and negative event after the date of the Business Combination Agreement that (i) was not known and was not reasonably foreseeable to the CEPO Board as of the date of the Business Combination Agreement (or the consequences or magnitude of which were not reasonably foreseeable to the CEPO Board as of the date of the Business Combination Agreement), which becomes known to the CEPO Board prior to the Meeting, and (ii) does not relate to and excludes, whether alone or in combination, (A) any Acquisition Proposal or Alternative Transaction (in each case, solely with respect to CEPO), (B) the Transactions and/or of the Business Combination Agreement or any Ancillary Agreement (or any actions taken pursuant to the Business Combination Agreement or any Ancillary Agreement, including obtaining all consents required to be obtained from any governmental authority or any other person), (C) any change in the price or trading volume of CEPO Class A Ordinary Shares, (D) any action filed or threatened against CEPO or any member of the CEPO Board arising out of or related to the Transactions by any person and (E) any change, event, circumstance, occurrence, effect, development or state of facts that is excluded in determining whether a Material Adverse Effect with respect to Newco has occurred or would reasonably be expected to occur pursuant to clauses (i), (ii), (iii) and (iv) of the definition of Material Adverse Effect.

The CEPO Board may at any time prior to, but not after, obtaining the Required Shareholder Approval, make an Intervening Event Change in Recommendation if the CEPO Board determines in good faith, based on the advice of its outside counsel, that the failure to take such action would be a breach of the fiduciary duties of the CEPO Board; provided that:

(i)     Newco shall have received written notice from CEPO of CEPO’s intention to make an Intervening Event Change in Recommendation at least five (5) Business Days prior to the taking of such action by CEPO (the “Intervening Event Notice Period”), which notice will specify the applicable Intervening Event in reasonable detail (including the facts and circumstances providing the basis for the determination by the CEPO Board to effect such Intervening Event Change in Recommendation);

(ii)    during the Intervening Event Notice Period and prior to making an Intervening Event Change in Recommendation, if requested by Newco, CEPO and its representatives will have negotiated in good faith with Newco and its representatives regarding any revisions or adjustments proposed by Newco to the terms and conditions of the Business Combination Agreement as would enable the CEPO Board to proceed with its recommendation of the Business Combination Agreement and the Transactions and not make such Intervening Event Change in Recommendation;

(iii)   CEPO and its representatives shall have provided to Newco and its representatives all applicable information with respect to such Intervening Event reasonably requested by Newco to permit Newco to propose revisions to the terms of the Business Combination Agreement; and

(iv)   if Newco requested negotiations in accordance with the above, the CEPO Board may make an Intervening Event Change in Recommendation only if the CEPO Board, after considering in good faith any revisions or adjustments to the terms and conditions of the Business Combination Agreement that Newco shall have, prior to the expiration of the five (5) Business Day period, offered in writing in a manner that would form a binding contract if accepted by CEPO (and the other applicable parties), and continues to determine in good faith, based on the advice of outside counsel, that failure to make an Intervening Event Change in Recommendation would be a breach of its fiduciary duties to the CEPO Shareholders under applicable law.

The parties agreed that during an Intervening Event Notice Period, the obligations of CEPO and/or the CEPO Board to make filings with the SEC with respect to the proposals contemplated herein, to give notice for or to convene a meeting, or to make a recommendation, will be tolled to the extent reasonably necessary until such time as CEPO has filed an update to this Registration Statement with the SEC (which CEPO shall file as promptly as practicable after the Intervening Event Change in Recommendation), and in the event a filing and/or notice for a general meeting was made prior to the Intervening Event Notice Period, CEPO will be permitted to adjourn or postpone such general meeting and to amend such filing as necessary in order to provide sufficient time for CEPO Shareholders to consider any revised recommendation.

CEPO agreed that, to the fullest extent permitted by applicable law, (i) CEPO’s obligations to establish a record date for, duly call, give notice of, convene and hold the Meeting will not be affected by any Modification in Recommendation, and (ii) CEPO will establish a record date for, duly call, give notice of, convene and hold the Meeting and submit the CEPO Shareholder Approval Matters for approval by the CEPO Shareholders.

Post-Closing Pubco Board of Directors and Executive Directors

The parties agreed to take all necessary actions to ensure that the Pubco Board, effective as of Closing, consists of seven (7) directors, including (i) four (4) people designated by the Seller, at least three (3) of whom are required to qualify as independent directors under Nasdaq Rules, and (ii) the Chief Executive Officer of Pubco.

The parties also agreed that they will take all actions necessary to ensure that Dr. Adam Back and Sean Bill will serve as the chief executive officer and chief investment officer, respectively, of Pubco and such other persons as are designated by the Seller are elected or appointed, as applicable, to such position of officers of Pubco as mutually agreed, to serve in such positions, in each case until such successors are duly appointed and qualified in accordance with the Proposed Organizational Documents and applicable Law.

Indemnification of Directors and Officers and Tail Insurance

Each party agreed that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of CEPO, Newco, Pubco, the CEPO Subsidiaries or CEPO Merger Sub (the “D&O Indemnified Persons”) as provided in their respective organizational documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and CEPO, any CEPO Subsidiary, Newco, Pubco or CEPO Merger Sub, will survive the Closing. For a period of six years after Effective Time, Pubco’s, CEPO’s, the CEPO Subsidiaries’, Newco’s and the CEPO Merger Sub’s organizational documents will contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth in such documents as of the date of the Business Combination Agreement. This covenant survives the Closing.

To the extent not covered by the existing directors’ and officers’ insurance of CEPO or, from and after the Effective Time, the D&O Tail Insurance, and further only to the extent not covered (or excluded) by the indemnity and exculpatory provisions contained in the CEPO organizational documents, Pubco has agreed to indemnify, defend and hold harmless the current directors of CEPO (and their heirs and legal representatives) to the fullest extent permitted by applicable law, from, against and in respect of any and all losses, liabilities, damages, penalties, amounts paid in settlement, costs and expenses paid, suffered or incurred by, or imposed upon, any such director that arise out of or result from any shareholder action relating to the board’s failure to make a Modification in Recommendation in response to an adverse and material event involving CEPO and occurring after the date of the Business Combination Agreement, which becomes known to the CEPO Board after July 16, 2025, and prior to the Meeting.

Prior to the Effective Time, CEPO has agreed to obtain, and Pubco has agreed to fully pay the premium for, a “tail” insurance policy under CEPO’s existing insurance policy for the benefit of CEPO’s directors and officers that provides coverage for up to six (6) years from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Insurance”), on terms substantially equivalent to and in any event not less favorable in the aggregate than CEPO’s existing coverage, subject to certain limitations.

Private Placement Investments

Pubco agreed to use reasonable best efforts to take all actions and do all things necessary, proper or advisable to consummate the transactions contemplated by the Convertible Notes Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Convertible Notes Subscription Agreements, and exercising its right to specifically enforce the Convertible Notes Subscription Agreements pursuant to the terms thereof.

CEPO agreed to use reasonable best efforts to take all actions and do all things necessary, proper or advisable to consummate the transactions contemplated by the CEPO Equity PIPE Subscription Agreements on the terms and conditions described therein, including maintaining in effect the CEPO Equity PIPE Subscription Agreements, and exercising its right to specifically enforce the CEPO Equity PIPE Subscription Agreements pursuant to the terms thereof.

Newco agreed to use reasonable best efforts to take all actions and do all things necessary, proper or advisable to consummate the transactions contemplated by the Newco Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Newco Subscription Agreements, and exercising its right to specifically enforce the Newco Subscription Agreements pursuant to the terms thereof.

Pubco agreed to use reasonable best efforts to take all actions and do all things necessary, proper or advisable to consummate the transactions contemplated by the Preferred Stock Subscription Agreement on the terms and conditions described therein, including maintaining in effect the Preferred Stock Subscription Agreement, and exercising its right to specifically enforce the Preferred Stock Subscription Agreement pursuant to the terms thereof.

Subject to the prior written consent of each of CEPO and the Seller, CEPO, the Seller and Pubco shall be permitted to negotiate and enter into any Additional Permitted Financings.

Other Covenants

The Business Combination Agreement contains other covenants and agreements, including covenants related to:

•        Newco, Pubco and CEPO Merger Sub, subject to certain specified restrictions and conditions, providing CEPO and its representatives reasonable access to their offices, facilities, employees, contracts, books, records and other information as reasonably requested;

•        CEPO, subject to certain specified restrictions and conditions, providing the Seller and its representatives reasonable access to their offices, facilities, employees, contracts, books, records and other information as reasonably requested;

•        Newco and Pubco delivering annual and interim financial statements to CEPO and the Seller on the dates specified in the Business Combination Agreement;

•        CEPO keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities laws;

•        Newco, Pubco, CEPO Merger Sub and the Seller not trading CEPO securities while in possession of material non-public information;

•        each party giving prompt notice to others of, among other matters:

•        any material breach of the Business Combination Agreement or any representation, warranty or covenant;

•        any event or development that would reasonably be expected to prevent or materially delay the Closing; and

•        any material litigation, investigation or proceeding initiated or threatened against such party or its affiliates;

•        each party using its reasonable best efforts and to cooperate fully with the other parties to take all actions and do all things necessary, proper or advisable to consummate the transactions contemplated by the Business Combination Agreement;

•        subject to the terms set forth therein, maintaining confidentiality and taking certain actions regarding publicity relating to the Business Combination Agreement and the transactions contemplated thereby;

•        use of funds in the Trust Account;

•        Newco and the Seller using reasonable best efforts to complete the Contribution immediately prior to Closing;

•        the parties taking all necessary and reasonably requested actions to cause the CEPO Class A Ordinary Shares to be delisted from Nasdaq and to terminate CEPO’s registration with the SEC, in each case, as of and contingent upon the Closing;

•        prior to or at Closing, Pubco amending and restating its organizational documents on terms satisfactory to the Seller;

•        effective as of Closing, CEPO, Pubco, the Seller and the Sponsor amending and restating the Founder Registration Rights Agreement substantially in the form of the Amended and Restated Registration Rights Agreement;

•        should Pubco determine that it will implement a new equity incentive plan in the Interim Period, the Pubco Incentive Plan being in a form reasonably acceptable to the Seller and CEPO.

Conditions to the Parties’ Obligations to the Closing

Conditions to Each Party’s Obligations

The obligations of the parties to consummate (or cause to be consummated) the Transactions are subject to the satisfaction (or waiver, where permissible, by Seller and CEPO) of the following mutual conditions:

•        the receipt of the Required Shareholder Approval;

•        the consummation of the Transactions not being prohibited by applicable law;

•        the effectiveness of the Registration Statement;

•        the shares of Pubco Class A Stock having been approved for listing on Nasdaq, the New York Stock Exchange or another national securities exchange; and

•        the Private Placement Investments having been fully funded in accordance with the respective Private Placement Subscription Agreements.

Conditions to Obligations of Newco, Pubco, CEPO Merger Sub and the Seller

The obligations of Newco, Pubco, CEPO Merger Sub and the Seller to consummate (and cause to be consummated) the Transactions are subject to the satisfaction (or waiver, where permissible, by the Seller) of the following conditions:

•        the representations and warranties of CEPO being true and correct, subject to the applicable materiality standards contained in the Business Combination Agreement,

•        material compliance by CEPO with its applicable pre-closing covenants,

•        there having been no occurrence of a Material Adverse Effect with respect to CEPO since the date of the Business Combination Agreement which is continuing and uncured, and

•        the Sponsor having performed in all material respects its obligations required under the Sponsor Support Agreement.

Conditions to Obligations of CEPO and the CEPO Subsidiaries

The obligations of CEPO and CEPO Subsidiaries to consummate (or cause to be consummated) the Transactions are subject to the satisfaction (or waiver, where permissible, by CEPO) of the following conditions:

•        the representations and warranties of Newco Pubco, CEPO Merger Sub and the Seller being true and correct, subject to the applicable materiality standards contained in the Business Combination Agreement;

•        material compliance by Newco, Pubco, CEPO Merger Sub and the Seller with their respective pre-closing covenants;

•        no occurrence of a Material Adverse Effect with respect to Newco or Pubco since the date of the Business Combination Agreement, and

•        completion of the Contribution.

Termination and Effects of Termination

The Business Combination Agreement contains certain termination rights for different parties. If the Business Combination Agreement is validly terminated pursuant to the following grounds, the Business Combination Agreement will become void without any liability on the part of any of the parties thereto or their respective representatives except in the case of willful breach of the Business Combination Agreement or the fraud of a party thereto. However, confidentiality, waiver of claims against the Trust Account and certain other technical provisions will continue in effect notwithstanding termination if the Business Combination Agreement. No party is required to pay a termination fee or reimburse any other party for its expenses as a result of a termination of the Business Combination Agreement.

Mutual Termination Rights

The Business Combination Agreement may be terminated and the Transactions may be abandoned by:

•        mutual written consent of CEPO and the Seller;

•        subject to certain limitations, either CEPO or the Seller if any conditions to the Closing under the Business Combination Agreement has not been satisfied or waived by the first anniversary of the Business Combination Agreement;

•        subject to certain limitations, either CEPO or the Seller, if a governmental authority has issued a final and non-appealable order taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions; or

•        written notice by either CEPO or Seller, if the Meeting is held, CEPO Shareholders have duly voted and the Required Shareholder Approval was not obtained.

Seller’s Termination Rights

The Business Combination Agreement may be terminated and the Transactions may be abandoned by the Seller:

•        if subject to certain limitations, CEPO or the CEPO Subsidiaries have materially breached any of its representations, warranties, covenants or agreements or if any representation or warranty of CEPO or any CEPO Subsidiary has become materially untrue or materially inaccurate and such breach or inaccuracy is incapable of being cured or is not cured within the timeframe described under the Business Combination Agreement; or

•        within ten (10) Business Days after there has been a Modification in Recommendation.

CEPO’s Termination Rights

The Business Combination Agreement may be terminated and the Transactions may be abandoned by CEPO if, subject to certain limitations, Newco, Pubco or CEPO Merger Sub or the Seller has materially breached any of its representations, warranties, covenants or agreements or if any representation or warranty of CEPO has become materially untrue or materially inaccurate and the breach or inaccuracy is incapable of being cured or is not cured within the timeframe described under the Business Combination Agreement.

Trust Account Waiver

Newco, Pubco, CEPO Merger Sub and the Seller agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in CEPO’s trust account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

Amendments

The Business Combination Agreement may be amended or modified only by execution of a written instrument signed by each of CEPO, Pubco, Newco and the Seller.

Specific Performance

The Parties agreed that they shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Business Combination Agreement and to enforce specifically the terms and provisions thereof, in each case, without posting a bond or undertaking and without proof of damages, which rights are in addition to any other remedy to which they are entitled at law or in equity.

Other Transaction Agreements

Contribution Agreement

Concurrently with the execution of the Business Combination Agreement, the Seller and Newco entered into the Contribution Agreement, pursuant to which, immediately prior to the Closing, the Seller will make the Contribution to Newco, which consists of 25,000 Bitcoin in exchange for an equal number of Newco Class A Interests and Newco Class B Interests, each equal to (x) 25,000 multiplied by the Closing Bitcoin Price, divided by (y) $10.00.

The Contribution Agreement may be terminated prior to the Closing as follows: (a) by the mutual written consent of the Seller, Newco and CEPO; or (b) automatically with no further action required by the parties thereto if the Business Combination Agreement is terminated in accordance with its terms.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, CEPO entered into the Sponsor Support Agreement with the Sponsor and Pubco, pursuant to which, among other things, the Sponsor agreed (i) to vote its CEPO Ordinary Shares in favor of the Business Combination Agreement and the Transactions and each of the CEPO Shareholder Approval Matters, (ii) vote its CEPO Ordinary Shares against (a) any Acquisition Proposal or Alternative Transaction, (b) any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by CEPO (other than the Transactions), (c) any change in the business of CEPO, and (d) any proposal, action or agreement involving CEPO that would or would reasonably be expected to jeopardize the Transactions, (iii) to comply with the restrictions imposed by the Insider Letter, including the restrictions on transferring and redeeming CEPO Ordinary Shares in connection with the Transactions, (iv) to waive the anti-dilution rights of the issued and outstanding CEPO Class B Ordinary Shares, (v) to forfeit 50% of its CEPO Class B Ordinary Shares immediately prior to, and conditioned upon, the consummation of the CEPO Merger, and (vi) subject to and conditioned upon the Closing, that any loans outstanding from the Sponsor to CEPO shall be repaid either in cash or in CEPO Class A Ordinary Shares at $10.00 per share as determined by Sponsor on the CEPO Pre-Closing Statement.

Further, pursuant to the Sponsor Support Agreement, the Sponsor and CEPO agreed that prior to Closing they will enter into an amendment to the Insider Letter to (i) extend the transfer and lock-up restrictions applicable to the CEPO Founder Shares pre-Closing so that they also apply to the CEPO Founder Shares post-Closing, (ii) modify the duration of the lock-up applicable to the CEPO Founder Shares to be the earlier of (a) the twelve (12) month anniversary of the Closing Date and (b) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Pubco Stock for cash, securities or other property, and (iii) add Pubco as a party.

The Sponsor Support Agreement and certain of its provisions will terminate and be of no further force or effect upon the earlier to occur of Closing and the termination of the Business Combination Agreement pursuant to its terms and, if the Business Combination Agreement is terminated pursuant to its terms, all provisions of the Sponsor Support Agreement will terminate and be of no further force or effect.

Amended and Restated Registration Rights Agreement

Concurrently with the Closing, CEPO, Pubco, the Sponsor and the Seller will enter into the Amended and Restated Registration Rights Agreement that will amend and restate the Founder Registration Rights Agreement, and pursuant to which Pubco will (i) assume the registration obligations of CEPO under such registration rights agreement, with such rights applying to the shares of Pubco Class A Stock and (ii) provide registration rights with respect to the resale of shares of Pubco Class A Stock held by the Sponsor and the Seller.

Pubco estimates that up to approximately 278,694,327 shares of Pubco Class A Stock will be subject to registration rights pursuant to the Amended and Restated Registration Rights Agreement immediately following the Closing, representing approximately 70.8% of the total issued and outstanding shares of Pubco Class A Stock following the Business Combination and the consummation of the Private Placement Investments, and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, that there are no CEPO Dissenting Shares, that all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements, that no Convertible Notes or shares of Preferred

Stock are converted into shares of Pubco Class A Stock, that all Newco Exchange Interests are redeemed in exchange for shares of Pubco Class A Stock, that no shares of Pubco Class A Stock are issued pursuant to the Incentive Plan and a Closing Bitcoin Price of $110,077.73.

Lock-Up Agreement

Concurrently with the Closing, the Seller will enter into the Lock-Up Agreement with Pubco, pursuant to which the Seller will agree that its shares of Pubco Class A Stock, (the “Restricted Securities”) will be locked-up and subject to transfer restrictions, as described below, subject to certain exceptions.

The Restricted Securities will be locked up until the earlier of (i) the one year anniversary of the Closing and (ii) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Closing which results in all of Pubco’s shareholders having the right to exchange their shares of Pubco Stock for cash, securities or other property.

The foregoing lock-up restrictions do not apply to the following permitted transfers so long as the transferee of such permitted transfer executes and delivers to Pubco an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of the Lock-Up Agreement and that Restricted Securities will not be transferred any further:

(i)     in the case of an entity, transfers (A) to another entity that is an Affiliate of the Seller, (B) as part of a distribution to members, partners or stockholders of the Seller and (C) to officers or directors of the Seller, any Affiliate or family member of any of Seller’s officers or directors, or to any members, officers, directors or employees of the Seller or any of its Affiliates;

(ii)    in the case of an individual, transfers by gift to members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an Affiliate of such person;

(iii)   to a charitable organization;

(iv)   in the case of an individual, transfers by virtue of laws of descent and distribution upon death of the individual;

(v)    in the case of an individual, transfers pursuant to a qualified domestic relations order;

(vi)   in the case of an entity, transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

(vii)  transfers to satisfy any U.S. federal, state, or local income tax obligations of the Seller (or its direct or indirect owners) to the extent necessary to cover any tax liability as a direct result of the Transactions; or

(viii) transfers in the form of a pledge of Restricted Securities in a bona fide transaction as collateral to secure obligations pursuant to lending or other financing arrangements between the Seller (or its Affiliates), on the one hand, and a third party, on the other hand, for the benefit of the Seller and/or its Affiliates; provided, however, that during the period Restricted Securities are locked up, such third party shall not be permitted to foreclose upon such Restricted Securities or otherwise be entitled to enforce its rights or remedies with respect to the Restricted Securities, including, without limitation, the right to vote, transfer or take title to or ownership of such Restricted Securities.

July Convertible Notes Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Pubco and CEPO entered into the July Convertible Note Subscription Agreements with the July Convertible Notes Investors, pursuant to which the Convertible Notes Investors have agreed to purchase $500 million aggregate principal amount of Convertible Notes, upon the terms and subject to the conditions set forth therein. In addition, Pubco granted the July Convertible Notes Investors (i) an option to purchase additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable within 15 days following the execution of the July Convertible Notes Subscription Agreements, (ii) an option to purchase additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable within 30 days following the execution of the July Convertible Notes Subscription Agreements and (iii) an option to purchase up to 3,200,000 shares of Preferred Stock with an aggregate principal amount of $320 million at a purchase price of $85.00 per share, exercisable within 30 days following the execution of the July Convertible Notes Subscription Agreements, in each case, on a pro rata basis based on such July Convertible Note Investor’s participation in the Initial Convertible Notes Private Placement.

Further, the July Convertible Notes Subscription Agreements provide that, if any July Convertible Notes Investors should elect not to exercise their pro rata share of the Options, such unexercised portion of the Options will be offered to and may be exercised by the remaining July Convertible Notes Investors pro rata to their participation in the Initial Convertible Note Private Placement and the applicable Option until 5:00 p.m. New York time on the Business Day immediately after the expiry of the applicable Option.

Pursuant to the terms of the July Convertible Notes Subscription Agreements, certain July Convertible Notes Investors exercised their pro rata share of the First Convertible Notes Option and the Unexercised Option in relation to the First Convertible Notes Option, to purchase additional Convertible Notes in an aggregate principal amount of $34.87 million and of the Second Convertible Notes Option and the Unexercised Option in relation to the Second Convertible Notes Option to purchase additional Convertible Notes in an aggregate principal amount of $9.323 million.

Pursuant to the terms of the July Convertible Notes Subscription Agreements, certain July Convertible Notes Investors exercised their pro rata share of the Preferred Stock Option and the Unexercised Option in relation to the Preferred Stock Option to purchase an aggregate of approximately 2.236 million shares of Preferred Stock with an aggregate principal amount of approximately $223.62 million at a purchase price of $85.00 per share for a total aggregate purchase price of approximately $190.08 million.

The closing of the July Convertible Notes Private Placement is contingent upon the satisfaction of all closing conditions to consummate the Transactions and the July Convertible Notes Investors’ consent to any amendments, modifications or waivers to the terms of the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits of the July Convertible Notes Investors, among other customary closing conditions.

Pursuant to the July Convertible Notes Subscription Agreements, Pubco has agreed to certain obligations to register and maintain the registration of the Convertible Notes and the shares of Preferred Stock and the shares of Pubco Class A Stock underlying the Convertible Notes and the shares of Preferred Stock including that, within 30 calendar days after the Closing, Pubco will file with the SEC (at Pubco’s sole cost and expense) the Resale Registration Statement registering the resale of the Convertible Notes, the shares of Preferred Stock and the shares of Pubco Class A Stock underlying the Convertible Notes and the shares of Preferred Stock, and Pubco shall use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than 90 calendar days after the Closing, which may be extended an additional 90 calendar days depending on the level of SEC review involved.

Each July Convertible Notes Subscription Agreement shall terminate and be void and of no further force and effect upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (ii) the mutual written agreement of the respective parties to terminate such agreement or (iii) July 16, 2026.

August Convertible Notes Subscription Agreements

On August 7, 2025, CEPO and Pubco entered into the August Convertible Notes Subscription Agreements, pursuant to which the August Convertible Notes Investors agreed to purchase Convertible Notes in an aggregate principal amount of $30.5 million, upon the terms and subject to the conditions set forth therein.

The closing of the August Convertible Notes Private Placement is contingent upon the satisfaction of all closing conditions to consummate the Transactions and the August Convertible Notes Investors’ consent to any amendments, modifications or waivers to the terms of the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits of the August Convertible Notes Investors, among other customary closing conditions.

Pursuant to the August Convertible Notes Subscription Agreements, Pubco has agreed to certain obligations to register and maintain the registration of the Convertible Notes and the shares of Pubco Class A Stock underlying the Convertible Notes including that, within 30 calendar days after the Closing, Pubco will file with the SEC (at Pubco’s sole cost and expense) the Resale Registration Statement registering the resale of the Convertible Notes and the shares of Pubco Class A Stock underlying the Convertible Notes, and Pubco shall use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than 90 calendar days after the Closing, which may be extended an additional 90 calendar days depending on the level of SEC review involved.

Each August Convertible Notes Subscription Agreement shall terminate and be void and of no further force and effect upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms; (ii) the mutual written agreement of the respective parties to terminate such agreement; or (iii) July 16, 2026.

Indenture

Concurrently with the Closing, pursuant to the Convertible Notes Subscription Agreements, Pubco, U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), and           , as collateral agent, will enter into the Indenture, pursuant to which Pubco will issue the Convertible Notes.

The following is a brief description of the terms of the Convertible Notes and the Indenture. This description is qualified in its entirety by reference to the full and complete terms of the form of Indenture which is attached as Exhibit A to the Convertible Notes Subscription Agreement.

The Convertible Notes are senior, secured obligations of Pubco and accrue interest at a rate of 1.00% per annum payable semi-annually in arrears and will mature approximately five (5) years from the date the Convertible Notes are issued (such issuance date, the “Issue Date” and such maturity date, the “Maturity Date”), unless earlier converted, redeemed or repurchased.

The initial conversion rate will be equal to 76.9231 shares of Pubco Class A Stock, subject to customary adjustments, which represents an initial conversion price of approximately $13.00 per share of Pubco Class A Stock. The conversion price is based on a reference price of $10.00 per share and is subject to a 30% premium.

The conversion rate is subject to customary anti-dilution adjustments. In addition, upon the occurrence of certain events prior to the maturity date or if Pubco delivers a notice of redemption, Pubco will increase the conversion rate for a holder who elects to convert its notes in connection with such corporate event or notice of redemption, as the case may be, in certain circumstances. The conversion price is equal to (x) $1,000 divided by (y) the conversion rate as of the date of calculation, as set forth in the Indenture.

The Convertible Notes will be convertible into cash, shares of Pubco Class A Stock or a combination of cash and shares of Pubco Class A Stock, at Pubco’s election. Prior to the close of business on the Business Day immediately preceding the date that is six (6) months prior to the Maturity Date, the Convertible Notes will be convertible at the option of holders only upon the satisfaction of certain conditions and during certain periods, including if the last reported sale price of Pubco Class A Stock exceeds 130% of the conversion price for certain specified periods. Thereafter, holders of the Convertible Notes may convert their Convertible Notes at their option at any time until the close of business on the second scheduled trading day immediately preceding the Maturity Date.

Pubco may redeem for cash all or any portion of the Convertible Notes, at its option, on or after the date that is three (3) years after the date the Convertible Notes are issued if the last reported sale price of Pubco Class A Stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which Pubco provides notice of redemption at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

If Pubco undergoes a “fundamental change” (as defined in the Indenture), holders of the Convertible Notes may require Pubco to repurchase for cash all or any portion of their Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. In addition, holders of the Convertible Notes have the right to require Pubco to repurchase for cash all or any portion of their Convertible Notes beginning three years from the date the Convertible Notes are issued at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any.

The Indenture contains customary terms and covenants, including that upon certain events of default occurring and continuing, either the Trustee or the holders of not less than 30% in aggregate principal amount of the Convertible Notes then outstanding may declare the entire principal amount of all the Convertible Notes, and the interest accrued on such Convertible Notes, if any, to be immediately due and payable. Upon events of default involving specified bankruptcy events involving Pubco, the Convertible Notes will be due and payable immediately.

Security Agreement

Concurrently with the Closing, pursuant to the Convertible Notes Subscription Agreements, Pubco and            as collateral agent and securities intermediary, will enter into the Security Agreement.

Pursuant to the Security Agreement, subject to certain exceptions, the Convertible Notes will be secured by a first priority security interest in such number of Bitcoin representing $1,724.079 million, calculated based on the Bitcoin Price as averaged over the period of ten (10) consecutive days ending two (2) calendar days immediately prior to the Closing.

The description of the Security Agreement is qualified in its entirety by reference to the full and complete terms of the form of the Security Agreement which is attached as Exhibit B to the Convertible Notes Subscription Agreements.

July Preferred Stock Subscription Agreement

Concurrently with the execution of the Business Combination Agreement, Pubco and CEPO entered into the July Preferred Stock Subscription Agreement with the July Preferred Stock Investor, pursuant to which the July Preferred Stock Investor has agreed to purchase 300,000 shares of Preferred Stock with an aggregate principal amount of $30 million at $85.00 per share for an aggregate purchase price of $25.5 million, upon the terms and subject to the conditions set forth therein.

The closing of the July Preferred Stock Private Placement is contingent upon the satisfaction of all closing conditions to consummate the Transactions and the July Preferred Stock Investor’s consent to any amendments, modifications or waivers to the terms of the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits of the July Preferred Stock Investor, among other customary closing conditions.

Pursuant to the July Preferred Stock Subscription Agreement, Pubco has agreed to certain obligations to register and maintain the registration of the shares of Preferred Stock and the shares of Pubco Class A Stock underlying the shares of Preferred Stock including that, within 30 calendar days after the Closing, Pubco will file with the SEC (at Pubco’s sole cost and expense) the Resale Registration Statement registering the resale of the shares of Preferred Stock and the shares of Pubco Class A Stock underlying the Preferred Stock, and Pubco shall use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than 90 calendar days after the Closing, which may be extended an additional 90 calendar days depending on the level of SEC review involved.

The July Preferred Stock Subscription Agreement shall terminate and be void and of no further force and effect upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (ii) the mutual written agreement of the respective parties to terminate such agreement or (iii) July 16, 2026.

August Preferred Stock Subscription Agreements

On August 25, 2025, CEPO and Pubco entered into the August Preferred Stock Subscription Agreements, pursuant to which the August Preferred Stock Investors have agreed to purchase an aggregate of 482,924 shares of Preferred Stock with an aggregate principal amount of approximately $48.3 million, at a purchase price of $85.00 per share, for an aggregate purchase price of approximately $41.05 million, upon the terms and subject to the conditions set forth therein.

The closing of the August Preferred Stock Private Placement is contingent upon the satisfaction of all closing conditions to consummate the Transactions and the August Preferred Stock Investors’ consent to any amendments, modifications or waivers to the terms of the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits of the August Preferred Stock Investors, among other customary closing conditions.

Pursuant to the August Preferred Stock Subscription Agreements, Pubco has agreed to certain obligations to register and maintain the registration of the shares of Preferred Stock and the shares of Pubco Class A Stock underlying the shares of Preferred Stock including that, within 30 calendar days after the Closing, Pubco will file with the SEC (at Pubco’s sole cost and expense) the Resale Registration Statement registering the resale of the shares of Preferred Stock and the shares of Pubco Class A Stock underlying the Preferred Stock, and Pubco shall use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than 90 calendar days after the Closing, which may be extended an additional 90 calendar days depending on the level of SEC review involved.

The August Preferred Stock Subscription Agreements shall terminate and be void and of no further force and effect upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (ii) the mutual written agreement of the respective parties to terminate such agreement or (iii) July 16, 2026.

Certificate of Designations

Concurrently with the Closing, pursuant to the Preferred Stock Subscription Agreements and the Preferred Stock Option under the July Convertible Notes Subscription Agreements, Pubco will adopt the Certificate of Designations, pursuant to which Pubco will issue the Preferred Stock.

The following is a brief description of the terms of the Preferred Stock and the Certificate of Designations. This description is qualified in its entirety by reference to the full and complete Certificate of Designations, which is attached as Exhibit C to the July Convertible Notes Subscription Agreements.

The Preferred Stock will rank senior to Pubco Class A Stock with respect to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up of Pubco, and will rank junior to Pubco’s existing and future indebtedness (including the Convertible Notes).

The Preferred Stock will accumulate cumulative dividends at a rate per annum equal to 7% on the liquidation preference thereof, which is in the amount of $100 per share of Preferred Stock, (the “Liquidation Preference”), regardless of whether or not declared or funds are legally available for their payment, on the dates specified in the Certificate of Designations (“Regular Dividends”).

Regular Dividends on the Preferred Stock will be payable, at Pubco’s election, in cash, shares of Class A Pubco Stock or a combination of cash and shares of Class A Pubco Stock, in the manner described in, and subject to the provisions of, the Certificate of Designations.

Subject to the other provisions of the Certificate of Designations, such Regular Dividends will be payable on         ,         ,          and          of each year, beginning on         .

Regular Dividends on the Preferred Stock will accumulate from, and including, the last date to which Regular Dividends have been paid (or, if no Regular Dividends have been paid, from, and including, the date the shares of Preferred Stock were issued) to, but excluding, the next Regular Dividend payment date.

Subject to certain limitations set forth in the Certificate of Designations, holders of Preferred Stock will have the right to convert some or all of their shares of Preferred Stock into shares of Pubco Class A Stock at the then-applicable conversion rate.

The initial conversion rate is 7.6923 shares of Pubco Class A Stock per share of Preferred Stock, which represents an initial conversion price of approximately $13.00 per share of Pubco Class A Stock, and is subject to adjustment pursuant to the terms of the Certificate of Designations. If a “Fundamental Change” (as defined in the Certificate of Designations) occurs, then holders of Preferred Stock may convert their shares of Preferred Stock into shares of Pubco Class A Stock as the conversion rate then in effect plus a Make-Whole Premium (as defined in the Certificate of

Designations) at any time from, and including, the effective date of such Fundamental Change, to, and including, the 30th trading day after such effective date. In the event that the last reported sale price for the Pubco Class A Stock for the period ending on the Effective Date is less than the conversion price then in effect, holders of Preferred Stock will be granted a one-time option to convert all, in whole but not in part, of such holder’s outstanding shares of Preferred Stock into Pubco Class A Stock at an adjusted conversion price equal to the Liquidation Preference divided by the greater of (x) the last reported sale price on the effective date of such Fundamental Change and (y) the Floor Price (as defined in the Certificate of Designations).

At or any time on or after five (5) years from the date the shares of Preferred Stock are issued, Pubco shall have the right, at its option, to cause the Preferred Stock, in whole but not in part, to be automatically converted into shares of Pubco Class A Stock at the conversion price then in effect (the “Mandatory Conversion Right”). Pubco may exercise its Mandatory Conversion Right only if the daily VWAP for at least 20 trading days in any consecutive 30 trading day period equals or exceeds 130% of the conversion price.

In certain cases of non-payments of a Regular Dividend as specified in the Certificate of Designations, the authorized number of Pubco’s directors will automatically increase by one (1) (or Pubco will vacate the offices of one (1) of its directors), and the holders of Preferred Stock, voting as a single class with holders of certain stock that rank equally to the Preferred Stock and include similar voting rights, will have the right to elect one (1) director to fill such one (1) new directorship. Holders of Preferred Stock also have certain voting and consent rights relating to amendments to Pubco’s organizational documents that materially adversely affect certain rights of holders of Preferred Stock and certain consolidations, combinations and mergers of Pubco, subject to certain exceptions. Pubco has the right under the Certificate of Designations, at its election, to redeem all, and not less than all, of the Preferred Stock, for a cash purchase price equal to the Liquidation Preference plus accumulated and unpaid Regular Dividends, if a Tax Event (as defined in the Certificate of Designations) occurs.

CEPO Equity PIPE Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, CEPO and Pubco entered into the (i) CEPO Cash Equity PIPE Subscription Agreements with the CEPO Cash Equity PIPE Investors, pursuant to which the CEPO Cash Equity PIPE Investors agreed to purchase, in a private placement immediately prior to the CEPO Merger, 40,000,000 CEPO Class A Ordinary Shares, at a purchase price of $10.00 per share payable in cash, for an aggregate purchase price of $400 million, and (ii) the July CEPO BTC Equity PIPE Subscription Agreements with the July CEPO BTC Equity PIPE Investors, pursuant to which the July CEPO BTC Equity PIPE Investors agreed to purchase, in a private placement immediately prior to the CEPO Merger a certain number of CEPO Class A Ordinary Shares at $10.00 per share in exchange for 4,156.11 Bitcoin in the aggregate, with the number of CEPO BTC Equity PIPE Shares to be issued to each CEPO BTC Equity PIPE Investor being equal to (i) the product of (A) the number of Bitcoin contributed by such CEPO BTC Equity PIPE Investor multiplied by (B) the Closing Bitcoin Price and then divided by (ii) $10.00.

On August 28, 2025, (i) CEPO and Pubco entered into the August CEPO BTC Equity PIPE Subscription Agreement with the August CEPO BTC Equity PIPE Investor in substantially the same form as the July CEPO BTC Equity PIPE Subscription Agreements, pursuant to which the August CEPO BTC Equity PIPE Investor agreed to purchase, in the August CEPO BTC Equity PIPE, the August CEPO BTC Equity PIPE Shares and (ii) simultaneously therewith, CEPO, Pubco and Newco entered into a termination agreement with such investor in the Newco Private Placement, which terminated the Newco Subscription Agreement among Pubco, Newco, CEPO and such investor, pursuant to which such investor had agreed to purchase Newco Class A Interests in exchange for 20 Bitcoin.

As a result of the August CEPO BTC Equity PIPE, the total number of Bitcoin to be contributed by the CEPO BTC Equity Investors in the aggregate at Closing is 4,176.11 Bitcoin. However, the total number of Bitcoin to be contributed by the CEPO BTC Equity PIPE Investors and the Newco Equity Investors at Closing remains unchanged at an aggregate of 5,021.11 Bitcoin.

The closing of the CEPO Equity PIPE is contingent upon the satisfaction of all closing conditions to consummate the Transactions and the CEPO Equity PIPE Investors’ consent to any amendments, modifications or waivers to the terms of the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits of the CEPO Equity PIPE Investors, among other customary closing conditions.

Pursuant to the CEPO Equity PIPE Subscription Agreements, CEPO and Pubco have agreed to use commercially reasonable efforts to cause the shares of Pubco Class A Stock into which the CEPO Equity PIPE Shares will be converted upon consummation of the CEPO Merger to be registered on the Registration Statement. To the extent that any such shares of Pubco Class A Stock are unable to be included on the Registration Statement, Pubco has agreed to certain obligations to register and maintain the registration of the shares of Pubco Class A Stock into which the CEPO Equity PIPE Shares are converted, including that, within 30 calendar days after the Closing, Pubco will file with the SEC (at Pubco’s sole cost and expense) a registration statement registering the resale of the shares of Pubco Class A Stock into which the CEPO Equity PIPE Shares are converted, and Pubco shall use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but in any event no later than 90 calendar days after the Closing, which may be extended by a maximum of 90 calendar days depending on the level of SEC review involved.

Each CEPO Equity PIPE Subscription Agreement shall terminate and be void and of no further force and effect upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (ii) the mutual written agreement of the respective parties to terminate such agreement or (iii) July 16, 2026.

Newco Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Newco, CEPO and Pubco entered into the Newco Subscription Agreements with the Newco Equity Investors, pursuant to which, Newco agreed to issue, and the Newco Equity Investors agreed to purchase, Newco Class A Interests in exchange for 865 Bitcoin in the aggregate, upon the terms and subject to the conditions set forth therein.

As a result of the termination of the Newco Subscription Agreement among Pubco, Newco, CEPO and the August CEPO BTC Equity PIPE Investor, the total number of Bitcoin to be contributed by Newco Equity Investors in the aggregate at Closing is 845 Bitcoin. However, the total number of Bitcoin to be contributed by the CEPO BTC Equity PIPE Investors and the Newco Equity Investors at Closing remains unchanged at an aggregate of 5,021.11 Bitcoin.

Each Newco Equity Investor elected to purchase the Newco Class A Interests either (i) by delivering the number of Bitcoin set forth on the signature page of such Newco Equity Investor to the relevant Newco Subscription Agreement (the “Stated Bitcoin Amount”) or (ii) by delivering the number of Bitcoin equal to the dollar amount set forth on such signature page (the “Stated Dollar Amount”) divided by (y) the Closing Bitcoin Price.

If the Newco Equity Investor elected to purchase the Newco Class A Interests by delivering the Stated Bitcoin Amount, then the number of Newco Class A Interests to be delivered to such Newco Equity Investor will be equal to (i) the Stated Bitcoin Amount multiplied by the Closing Bitcoin Price, divided by (ii) $10.00. If the Newco Equity Investor elected to purchase the Newco Class A Interests by delivering the Stated Dollar Amount, then the number of Newco Class A Interests to be delivered to such Newco Equity Investor will be equal to (i) the Stated Dollar Amount divided by (ii) $10.00. Each of the Newco Equity Investors elected to purchase the Newco Class A Interests by delivering the Stated Bitcoin Amount.

The closing of the Newco Equity Private Placement is contingent upon the satisfaction of all closing conditions to consummate the Transactions and the Newco Equity Investors’ consent to any amendments, modifications or waivers to the terms of the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits of the Newco Equity Investors, among other customary closing conditions.

Pursuant to the Newco Subscription Agreements, Pubco has agreed to certain obligations to register and maintain the registration of the shares of Pubco Class A Stock into which the Newco Exchange Interests may be redeemed after consummation of the Transactions including that, within 30 calendar days after the Closing, Pubco will file with the SEC (at Pubco’s sole cost and expense) a registration statement registering the resale of such shares of Pubco Class A Stock, and Pubco shall use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than 90 calendar days after the Closing, which may be extended an additional 90 calendar days depending on the level of SEC review involved.

Each Newco Subscription Agreement shall terminate and be void and of no further force and effect upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (ii) the mutual written agreement of the respective parties to terminate such agreement or (iii) July 16, 2026.

Agreements with CF&Co.

CF&Co. was the lead underwriter for the CEPO IPO and was paid a cash underwriting discount of $4,000,000 in connection with the CEPO IPO.

On January 6, 2025, CEPO and CF&Co. entered into the Business Combination Marketing Agreement, pursuant to which CEPO engaged CF&Co. as an advisor in connection with an initial business combination to assist CEPO in holding meetings with CEPO Shareholders to discuss the a potential initial business combination and the acquisition target’s attributes, introduce CEPO to potential investors that are interested in purchasing CEPO securities and assist CEPO with its press releases and public filings in connection with an initial business combination. CEPO will pay CF&Co. a cash fee of $7,000,000 for such services upon the consummation of an initial business combination, including the Business Combination.

On July 16, 2025, CEPO and Pubco entered into the Private Placement Engagement Letter with CF&Co., pursuant to which they engaged CF&Co. as the lead placement agent for the Private Placement Investments. Pursuant to the Private Placement Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to up to approximately $54.5 million, which is equal to the sum of (i) 5.0% of the gross proceeds received by Pubco and CEPO pursuant to the CEPO Cash Equity PIPE (assuming that all CEPO Cash Equity PIPE Investors fund their commitments in their CEPO Cash Equity PIPE Subscription Agreements); (ii) 4.5% of the gross proceeds received by Pubco and CEPO pursuant to the Preferred Stock Private Placements and the exercise of the Preferred Stock Option (assuming that the Preferred Stock Investors and the July Convertible Notes Investors who exercised the Preferred Stock Option fund their commitments in their Preferred Stock Subscription Agreements and Convertible Notes Subscription Agreements); and (iii) 4.0% of the gross proceeds received by Pubco and CEPO pursuant to the Convertible Notes Private Placement, excluding the Preferred Stock Option (assuming that the Convertible Notes Investors fund their commitments in their Convertible Notes Subscription Agreements); provided that 1% of each such fee is payable at the sole discretion of Pubco; provided, further, that such fees are reduced with respect to proceeds received from certain investors; and provided further, that the amount of such fee will be reduced by an amount equal to the product of (a) 3.5%, (b) $10.00 and (c) the number of Public Shares redeemed in connection with the Business Combination. No fee is payable to CF&Co. for the proceeds raised pursuant to the CEPO BTC Equity PIPE and the Newco Private Placement. CEPO will also reimburse CF&Co. at Closing, for all reasonable and documented out-of-pocket expenses incurred by CF&Co. in connection with CF&Co. rendering its services under the Private Placement Engagement Letter, the aggregate amount of which will not exceed $40,000. Pursuant to the Private Placement Engagement Letter, CF&Co. also has a right to act, during the period of its engagement and 12 months thereafter, as (i) Pubco’s lead managing underwriter, initial purchaser placement agent and/or arranger for any subsequent financing and (ii) Pubco’s lead financial advisor for any potential acquisition, disposition or other extraordinary corporate transaction involving Pubco or any of its subsidiaries, assets, securities or businesses, in each case, on such other terms and conditions customary for CF&Co. for similar transactions, which terms and conditions will be embodied in one or more separate written agreements, which agreements shall be based on CF&Co.’s customary form for the applicable financing or transaction.

CF&Co. and CEPO are also a party to the M&A Engagement Letter, pursuant to which CEPO engaged CF&Co. as CEPO’s exclusive financial advisor for the Business Combination. Pursuant to the M&A Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to $15 million.

THE MERGER PROPOSAL

Overview

In connection with the Business Combination, CEPO Shareholders are being asked to consider and vote upon a proposal by special resolution to approve and authorize the CEPO Merger and the CEPO Plan of Merger. The form of the CEPO Plan of Merger is attached to this proxy statement/prospectus as Annex B.

Under the Business Combination Agreement, the approval by CEPO Shareholders of the Business Combination Proposal and the Merger Proposal is a condition to the consummation of the Business Combination. If either of those Proposals is not approved by CEPO Shareholders, the Business Combination will not be consummated, unless waived by the Parties. The Merger Proposal is conditioned upon the approval of the Business Combination Proposal. The Organizational Documents Proposals and the Nasdaq Proposal are conditional upon the approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal.

Reasons for the CEPO Merger

The authorization of the CEPO Plan of Merger requires the approval of CEPO Shareholders by special resolution as a matter of Cayman Islands law.

Appraisal or Dissenters’ Rights

Under the Cayman Act, shareholders have a right to dissent to a merger and if they so dissent, they are entitled to be paid the fair value of their shares, which if necessary, may ultimately be determined by the court. Therefore, CEPO Class A Record Holders have a right to dissent from the CEPO Merger. In addition, Public Shareholders are still entitled to exercise the rights of redemption as detailed in this proxy statement/prospectus and the redemption proceeds payable to Public Shareholders who exercise such redemption rights will represent the fair value of those shares.

The following is a brief summary of the rights of CEPO Shareholders to dissent from the CEPO Merger and receive payment of the fair value of their CEPO Ordinary Shares as determined by the Grand Court of the Cayman Islands (solely for purposes of this section, the “Court”) in accordance with the Section 238 of the Cayman Act (“dissenters’ rights”). This summary is not a complete statement of the law and is qualified in its entirety by the complete text of Sections 238 and 239 of the Cayman Act, a copy of which is attached as Annex J to this proxy statement/prospectus. If you are contemplating the possibility of dissenting from the CEPO Merger, you should carefully review the text of Annex J, particularly the procedural steps required to perfect your dissenters’ rights. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Cayman Act, you will lose your dissenters’ rights.

Requirements for Exercising Dissenters’ Rights

A dissenting CEPO Class A Record Holder is entitled to payment of the fair value of its CEPO Class A Ordinary Shares as determined by the Court upon dissenting from the CEPO Merger in accordance with Section 238 of the Cayman Act.

The valid exercise of a CEPO Class A Record Holder’s dissenters’ rights will preclude the exercise of any other rights by virtue of holding CEPO Class A Ordinary Shares in connection with the CEPO Merger, other than the right to participate fully in proceedings to determine the fair value of CEPO Class A Ordinary Shares held by such holder and to seek relief on the grounds that the CEPO Merger is void or unlawful. Therefore, if a CEPO Class A Record Holder properly exercises its dissenters’ rights, such holder will not receive any shares of Pubco Class A Stock in the CEPO Merger. To exercise dissenters’ rights, you must be a CEPO Class A Record Holder and the following procedures must be followed:

(1)    A CEPO Class A Record Holder must give written notice of objection (“Notice of Objection”) to CEPO prior to the vote to approve the CEPO Merger at the Meeting. The Notice of Objection must include a statement that such holder proposes to demand payment for its CEPO Class A Ordinary Shares if the CEPO Merger is authorized by the vote at the Meeting.

(2)    Within 20 days immediately following the date on which the vote authorizing the CEPO Merger is made, CEPO must give written notice of the authorization (“Authorization Notice”) to all dissenting shareholders who have served a Notice of Objection.

(3)    Within 20 days immediately following the date on which the Authorization Notice is given (the “Dissent Period”), any dissenting shareholder who elects to dissent must give a written notice of its decision to dissent (a “Notice of Dissent”) to CEPO stating its name and address and the number and class of CEPO Class A Ordinary Shares with respect to which it dissents and demanding payment of the fair value of its CEPO Class A Ordinary Shares. A dissenting shareholder who dissents must do so in respect of all the Class A CEPO Ordinary Shares which it holds. Upon giving of the Notice of Dissent, the dissenting shareholder shall cease to have any of the rights of a shareholder of CEPO except the right to be paid the fair value of its CEPO Class A Ordinary Shares, the right to participate fully in proceedings to determine the fair value of such CEPO Class A Ordinary Shares and the right to seek relief on the grounds that the CEPO Merger is void or unlawful.

(4)    Within seven days immediately following (a) the date of expiry of the Dissent Period or (b) the date on which the CEPO Plan of Merger is filed with the Cayman Islands Registrar, whichever is later, CEPO (or the surviving company in the CEPO Merger) must make a written offer (a “Fair Value Offer”) to each dissenting shareholder to purchase its CEPO Class A Ordinary Shares at a price determined by CEPO to be the fair value of such CEPO Class A Ordinary Shares.

(5)    If, within 30 days immediately following the date of the Fair Value Offer, CEPO and the dissenting shareholder fail to agree on a price at which CEPO will purchase the dissenting shareholder’s CEPO Class A Ordinary Shares, then, within 20 days immediately following the date of the expiry of such 30-day period, CEPO must, and the dissenting shareholder may, file a petition with the Court for a determination of the fair value of the CEPO Class A Ordinary Shares held by all dissenting shareholders who have served a Notice of Dissent, which petition by CEPO must be accompanied by a verified list containing the names and addresses of all members who have filed a Notice of Dissent and who have not agreed with CEPO as to the fair value of such CEPO Class A Ordinary Shares (if a dissenting shareholder files a petition, CEPO must file such verified list within 10 days after service of such petition on CEPO).

(6)    If a petition is timely filed and served, the Court will determine at a hearing at which shareholders are entitled to participate, (a) the fair value of such CEPO Class A Ordinary Shares held by those shareholders as the Court finds are involved with a fair rate of interest, if any, to be paid by CEPO upon the amount determined to be the fair value and (b) the costs of the proceeding and the allocation of such costs upon the parties.

All notices and petitions must be executed by or for the shareholder of record or a person duly authorized on behalf of that shareholder, fully and correctly, as such shareholder’s name appears on the register of members of CEPO. If CEPO Class A Ordinary Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If CEPO Class A Ordinary Shares are owned by or for more than one person such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record. The agent must, however, identify the record owner and expressly disclose the fact that, in exercising the notice, he or she is acting as agent for the record owner. A person having a beneficial interest in CEPO Class A Ordinary Shares held of record in the name of another person, such as a broker or other nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever dissenters’ rights attached to such CEPO Class A Ordinary Shares. If a CEPO Shareholder has any questions about who the record holder of its CEPO Class A Ordinary Shares is, or how to become the registered holder of its CEPO Class A Ordinary Shares, such CEPO Class A Record Holder should contact its broker or nominee.

It is a CEPO Shareholder’s responsibility to ensure that it is a registered holder of CEPO Class A Ordinary Shares prior to the Meeting in order to exercise its dissenters’ rights.

If a CEPO Class A Record Holder does not satisfy each of these requirements and comply strictly with all procedures required by the Cayman Act with regard to the exercise of dissenters’ rights, such CEPO Class A Record Holder cannot exercise dissenters’ rights and will be bound by the terms of the Business Combination Agreement and the CEPO Plan of Merger. Submitting a proxy card that does not direct how the CEPO Class A Ordinary Shares represented by that proxy are to be voted will give the proxy discretion to vote as it determines appropriate. In addition, failure to vote its CEPO Ordinary Shares, or a vote against the Business Combination Proposal or the Merger Proposal, will not alone satisfy the notice requirement to submit a Notice of Objection referred to above. CEPO Class A Record Holders must send all notices to CEPO at 110 East 59th Street, New York, NY, 10022, attention: Secretary.

If a CEPO Class A Record Holder is considering dissenting, such CEPO Class A Record Holder should be aware that the fair value of its CEPO Class A Ordinary Shares as determined by the Court under Section 238 of the Cayman Act could be more than, the same as, or less than the value of the assets that it would otherwise receive as consideration pursuant to the Business Combination Agreement if it does not exercise dissenting rights with respect to its CEPO Class A Ordinary Shares. CEPO Class A Shareholders may also be responsible for the cost of any appraisal proceedings.

The provisions of Section 238 of the Cayman Act are technical and complex. If a CEPO Class A Record Holder fails to comply strictly with the procedures set forth in Section 238, it will lose its dissenters’ rights. Additionally, appraisal rights under Section 238 are subject to the limitation set forth in Section 239 of the Cayman Act. In particular, appraisal rights could be lost and extinguished where CEPO and the other parties to the Business Combination Agreement determine to delay the consummation of the Business Combination in order to invoke the limitation on dissenter rights under Section 239 of the Cayman Act. CEPO Class A Record Holders should consult their Cayman Islands legal counsel if they wish to exercise dissenters’ rights.

Required Vote and Recommendation of the CEPO Board

The Closing is conditioned on, among other things, the approval of the Merger Proposal. The approval of the Merger Proposal will require a special resolution, being a resolution passed at the Meeting by the affirmative vote of at least two-thirds of the votes cast by, or on behalf of, the CEP Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). Abstentions and broker non-votes will be counted towards the quorum requirement but will not have an effect on the Merger Proposal. The adoption of the Merger Proposal is conditioned upon the adoption of the Business Combination Proposal.

The Sponsor has agreed to vote its CEPO Ordinary Shares in favor of the adoption and approval of the Business Combination Agreement and the Business Combination and each of the CEPO Shareholder Approval Matters as described above under “The Business Combination — Other Transaction Agreements — Sponsor Support Agreement.”

The full text of the resolutions to be passed is as follows:

“RESOLVED, as a special resolution, that (i) CEPO be authorized to merge with and into SPAC Merger Sub so that SPAC Merger Sub be the surviving company and all the undertaking, property and liabilities of CEPO vest in SPAC Merger Sub by virtue of such merger pursuant to the Companies Act (As Revised) of the Cayman Islands, and (ii) the plan of merger substantially in the form appended to the proxy statement/prospectus as Annex B (the “CEPO Plan of Merger”) be authorized, approved and confirmed in all respects and CEPO be authorized to enter into, execute and deliver the CEPO Plan of Merger.”

THE CEPO BOARD UNANIMOUSLY RECOMMENDS THAT CEPO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

The existence of financial and personal interests of one or more of CEPO’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of CEPO and the CEPO Shareholders and what they may believe is best for himself, herself or themselves in determining to recommend that CEPO Shareholders vote for the Proposals. See the section entitled “The Business Combination Proposal — Interests of the Sponsor and CEPO’s Directors and Executive Officers in the Business Combination” for a further discussion.

THE ORGANIZATIONAL DOCUMENTS PROPOSALS

Overview

As required by SEC guidance requiring that CEPO Shareholders have the opportunity to present their views on important corporate governance provisions, CEPO is requesting that CEPO Shareholders vote upon, on a non-binding advisory basis, by ordinary resolution, to approve certain governance provisions in the Proposed Organizational Documents, which are separately being presented. These separate votes are not otherwise required by Cayman Islands law or Delaware law. Accordingly, the CEPO Shareholder votes regarding the Organizational Documents Proposals are an advisory vote and it not binding on CEPO or the CEPO Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals. Accordingly, regardless of the outcome of the non-binding advisory vote on the Organizational Documents Proposals, the Amended and Restated Pubco Certificate of Incorporation will take effect upon the Closing.

The Organizational Documents Proposals are composed of the following material differences between the CEPO Memorandum and Articles and the Proposed Organizational Documents:

(1)    Proposal A:    Pubco’s capitalization will be increased so that the authorized capital stock of Pubco will consist of              shares of common stock, par value $         per share, which shall include              shares of Preferred Stock, par value $         per share,              shares of Pubco Class A Stock and              shares of Pubco Class B Stock.

(2)    Proposal B:    the size and composition of the board of directors will be changed to seven (7) directors including four directors designated by the Seller, one of whom shall be the Chief Executive Officer of Pubco, and three directors qualifying as independent directors under Nasdaq Rules.

(3)    Proposal C:    the Proposed Organizational Documents will provide for an unclassified Pubco Board.

(4)    Proposal D:    the Proposed Organizational Documents will not include such provisions related to CEPO’s status as a blank check company, which no longer will apply upon consummation of the Business Combination, as the surviving entity, Pubco, will not be a blank check company at such time.

The following table sets forth a summary of the principal proposed changes to be made between the CEPO Memorandum and Articles and the Proposed Organizational Documents. This summary is qualified by reference to the complete text of the Proposed Organizational Documents, the form of which is attached to this proxy statement/prospectus as Annexes C and D. You are encouraged to read the Proposed Organizational Documents in its entirety for a more complete description of the terms of the Proposed Organizational Documents.

Proposal	CEPO Memorandum and Articles	Proposed Organizational Documents
(A) Authorized and Outstanding Capital

CEPO has an authorized share capital of $55,500 divided into 500,000,000 CEPO Class A Ordinary Shares, and 50,000,000 CEPO Class B Ordinary Shares and 5,000,000 preference shares, $0.0001 par value per share.

The Proposed Organizational Documents provide that the authorized capital stock of Pubco will consist of              shares of common stock, par value $         per share, which shall include              shares of Preferred Stock, par value $         per share,              shares of Pubco Class A Stock and              shares of Pubco Class B Stock.

(B) Size and Composition of the Board	The CEPO Board shall consist of not less than one person; provided that CEPO may by ordinary resolution of CEPO Shareholders increase or reduce the limits in the number of directors.

The Proposed Organizational Documents provide that the Pubco Board will consist of seven persons, four directors designated by the Seller, one of whom shall be the Chief Executive Officer of Pubco, and three directors qualifying as independent directors under Nasdaq Rules.

Proposal	CEPO Memorandum and Articles	Proposed Organizational Documents
(C) Classified or Unclassified Board

The CEPO Board is made up of two classes, Class I and Class II. The number of directors in each class shall be as nearly equal as possible. The Class I directors shall stand appointed for a term expiring at CEPO’s first annual general meeting and the Class II directors shall stand appointed for a term expiring at CEPO’s second annual general meeting.

The Pubco Board will not be classified. The directors of Pubco hold office for a term of one (1) year and serve until their successors are duly elected and qualified or until his or her earlier death, resignation or removal.

(D) Provisions Related to Status as a Blank Check Company

The CEPO Memorandum and Articles contain specific provisions which reflect its listing as a SPAC. These include provisions related to, among other things, the following: CEPO Class B Ordinary Shares, redemption of Public Shares, business combination, business opportunities, automatic termination if an initial business combination is not consummated by the end of the Combination Period and the Trust Account.

The Proposed Organizational Documents do not include such provisions related to CEPO’s status as a blank check company, which no longer will apply upon consummation of the Business Combination, as the surviving entity, Pubco, will not be a blank check company at such time.

Reasons for the Adoption of the Proposed Organizational Documents

The variations between the CEPO Memorandum and Articles and the Proposed Organizational Documents are desirable for the following reasons:

•        The greater number of authorized number of shares of capital stock is desirable for Pubco to have enough additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits and to issue upon exercise of the equity grants made under the Incentive Plan (assuming the Incentive Plan is adopted in connection with the Closing).

•        The provisions on the size and composition of the Pubco Board (Sub-proposal B), an unclassified board (Sub-proposal C) are necessary to reflect the changes in terms of corporate governance as a consequence of the Business Combination. The Pubco Board believes that an unclassified board of directors in the best interest of Pubco.

•        The elimination of certain provisions related to CEPO’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Organizational Documents do not include the requirement to dissolve Pubco and subject to the DGCL, the Proposed Organizational Documents allow it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. In addition, certain other provisions in the CEPO Memorandum and Articles require that proceeds from the CEPO IPO be held in the Trust Account until a business combination or liquidation of CEPO has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Organizational Documents.

Required Vote and Recommendation of the CEPO Board

The approval of each of the Organizational Documents Proposals does not require the passing of a resolution under the CEPO Memorandum and Articles or Cayman Islands law. Notwithstanding this, the CEPO Board is asking CEPO Shareholders to approve the Organizational Documents Proposals, on a non-binding advisory basis, by an ordinary resolution, being a resolution passed by a simple majority of the votes cast by, or on behalf of, the CEPO Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement but will not have an effect on the Organizational Documents Proposals. The adoption of the Organizational Documents Proposals is conditioned upon the adoption of the Business Combination Proposal.

The full text of the resolutions to be passed is as follows:

“RESOLVED, as separate non-binding advisory ordinary resolutions, that the following provisions of the Amended and Restated Pubco Charter, including the differences between the Amended and Restated Pubco Charter and the CEPO Memorandum and Articles be confirmed, ratified and approved:

Proposal A:    Pubco’s capitalization will be increased so that the authorized capital stock of Pubco will consist of 5,501,000,000 shares of common stock, par value $0.01 per share, which shall include 1,000,000 shares of Preferred Stock, par value $0.01 per share, 5,000,000,000 shares of Pubco Class A Stock and 500,000,000 shares of Pubco Class B Stock.

Proposal B:    the size and composition of the board of directors will be changed to seven (7) directors including four directors designated by the Seller, one of whom shall be the Chief Executive Officer of Pubco, and three directors qualifying as independent directors under Nasdaq Rules.

Proposal C:    the Proposed Organizational Documents will provide for an unclassified Pubco Board.

Proposal D:    the Proposed Organizational Documents will not include such provisions related to CEPO’s status as a blank check company, which no longer will apply upon consummation of the Business Combination, as the surviving entity, Pubco, will not be a blank check company at such time.”

THE CEPO BOARD UNANIMOUSLY RECOMMENDS THAT CEPO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ORGANIZATIONAL DOCUMENTS PROPOSALS.

The existence of financial and personal interests of one or more of CEPO’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of CEPO and CEPO Shareholders and what they may believe is best for himself, herself or themselves in determining to recommend that CEPO Shareholders vote for the Proposals. See the section entitled “The Business Combination Proposal — Interests of the Sponsor and CEPO’s Directors and Executive Officers in the Business Combination” for a further discussion.

THE NASDAQ PROPOSAL

Overview

In connection with the Business Combination and the Private Placement Investments, CEPO and Pubco intend to effect (subject to customary terms and conditions) the following issuances:

•        The issuance in the Mergers, pursuant to the Business Combination Agreement, of (i) up to 393,465,566 shares of Pubco Class A Stock and (ii) up to 275,194,327 shares of Pubco Class B Stock;

•        The issuance of up to 475,000 CEPO Class A Ordinary Shares on or prior to Closing, in repayment of the Sponsor Loan and the Sponsor Note if the Sponsor elects to have such loans repaid by the issuance of CEPO Class A Ordinary Shares;

•        The issuance, pursuant to the CEPO Cash Equity PIPE Subscription Agreements, of up to 40,000,000 CEPO Class A Ordinary Shares prior to Closing;

•        The issuance, pursuant to the CEPO BTC Equity PIPE Subscription Agreements, of up to a number of CEPO Class A Ordinary Shares equal to (i) the product of (A) 4,176.11 multiplied by (B) the Closing Bitcoin Price and then divided by (ii) $10.00;

•        The issuance, upon conversion of Convertible Notes issued pursuant to the Convertible Notes Subscription Agreements, of up to 44,207,151 shares of Pubco Class A Stock;

•        The issuance, upon conversion of the shares of Preferred Stock, of up to 23,224,615 shares of Pubco Class A Stock;

•        The issuance, upon redemption and exchange of Newco Exchange Interests, of up to a number of shares of Pubco Class A Stock equal to (i) the product of (A) 845 multiplied by (B) the Closing Bitcoin Price and then divided by (ii) $10.00; and

•        The reservation and issuance of up to            shares of Pubco Class A Stock pursuant to the Incentive Plan.

Reasons for the Approval for Purposes of Nasdaq Rule 5635

Under Nasdaq Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of ordinary shares (or securities convertible into or exercisable for ordinary shares); or (ii) the number of ordinary shares to be issued is or will be equal to or in excess of 20% of the number of ordinary shares outstanding before the issuance of the share or securities.

Under Nasdaq Rule 5635(b), shareholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the ordinary shares (or securities convertible into or exercisable for ordinary shares) or voting power of an issuer could constitute a change of control.

Under Nasdaq Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of ordinary shares (or securities convertible into or exercisable for ordinary shares) at a price that is less than the Minimum Price, which is the lower of: (i) the Nasdaq official closing price immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq official closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Immediately prior to the Closing, CEPO expects to issue an aggregate of (a) 40,000,000 CEPO Cash Equity PIPE Shares to CEPO Cash Equity PIPE Investors, (b) a number of CEPO BTC Equity PIPE Shares to CEPO BTC Equity PIPE Investors, at $10.00 per share, in exchange for an aggregate of 4,176.11 Bitcoin, with the number of CEPO BTC Equity PIPE Shares to be issued being equal to (x) the product of (1) 4,176.11 Bitcoin multiplied by (2) the Closing

Bitcoin Price, and then divided by (y) $10.00, (c) up to 175,000 CEPO Class A Ordinary Shares upon conversion of the Sponsor Loan if the Sponsor elects to have the Sponsor Loan repaid by the issuance of CEPO Class A Ordinary Shares and (d) up to 300,000 CEPO Class A Ordinary Shares upon conversion of the Sponsor Note if the Sponsor elects to have the Sponsor Note repaid by the issuance of CEPO Class A Ordinary Shares.

Additionally, upon the consummation of the Business Combination and based on the assumptions described elsewhere in this proxy statement/prospectus, Pubco expects to issue, in the aggregate, up to an estimated 393,465,566 shares of Pubco Class A Stock and 275,194,327 shares of Pubco Class B Stock in connection with the Business Combination, plus (i) up to 44,207,151 additional shares of Pubco Class A Stock that will, upon Closing, be reserved for issuance pursuant to the conversion of the Convertible Notes (at a conversion price of $13.00), (ii) up to 23,224,615 additional shares of Pubco Class A Stock that will, upon Closing, be reserved for issuance pursuant to the conversion of the shares of Preferred Stock, (at a conversion price of $13.00), (iii) up to a number of additional shares of Pubco Class A Stock that will, upon Closing, be reserved for issuance pursuant to the redemption and exchange of Newco Exchange Interests with such number of shares of Pubco Class A Stock being equal to (i) the product of (A) 845 multiplied by (B) the Closing Bitcoin Price and then divided by (ii) $10.00, and (iv) up to              additional shares of Pubco Class A Stock that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan. For further details, see “The Business Combination Agreement” and “The Business Combination Proposal — Covenants — Private Placement Investments.”

Accordingly, the aggregate number of (i) CEPO Class A Ordinary Shares that CEPO will issue in the CEPO Equity PIPEs and (ii) shares of Pubco Class A Stock and Pubco Class B Stock that Pubco will issue in connection with the Business Combination will, in the aggregate, exceed 20% of both the voting power and the number of CEPO Ordinary Shares outstanding before such issuance and will result in a change of control of CEPO. For these reasons, CEPO is seeking the approval of CEPO Shareholders for the issuance of the CEPO Equity PIPE Shares and the shares of Pubco Class A Stock and Pubco Class B Stock in connection with the Business Combination pursuant to Nasdaq Rules 5635(a), (b) and (d). For further details, see “The Business Combination — The Business Combination Agreement” and “The Business Combination — Covenants — Private Placement Investments.”

In addition, in the future, Pubco may issue additional shares of Pubco Class A Stock reserved for issuance (i) upon conversion of any Convertible Notes, (ii) upon conversion of the shares of Preferred Stock, (iii) upon redemption and exchange of Newco Exchange Interests, and (iv) under the Incentive Plan (assuming the Incentive Plan is adopted in connection with the Closing). For further details, see “The Business Combination — The Business Combination Agreement,” “The Business Combination — Covenants — Private Placement Investments.”

Effect of the Proposal on CEPO Shareholders

In the event that the Nasdaq Proposal is approved by CEPO Shareholders, but the Business Combination Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of Pubco Class A Stock pursuant to the Business Combination Agreement or the issuance of CEPO Equity PIPE Shares, CEPO will not issue the CEPO Equity PIPE Shares, Pubco will not issue such shares of Pubco Stock or issue any Convertible Notes or shares of Preferred Stock and Newco will not issue the Newco Exchange Interests.

Required Vote and Recommendation of the CEPO Board

The approval of the Nasdaq Proposal will require an ordinary resolution, being a resolution passed at the Meeting by the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CEPO Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). Abstentions and broker non-votes will be counted towards the quorum requirement but will not have an effect on the Nasdaq Proposal. The adoption of the Nasdaq Proposal is conditioned upon the adoption of the Business Combination Proposal.

The full text of the resolutions to be passed is as follows:

“RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of Nasdaq Rules 5635(a), 5635(b) and 5635(d), the issuance of (i) up to 40,000,000 Class A ordinary shares of CEPO (“CEPO Class A Ordinary Shares”) pursuant to the subscription agreements entered into on July 16, 2025, by and among CEPO, Pubco and the investors named therein, (ii) up to a number of CEPO Class A Ordinary Shares pursuant to the subscription agreements entered into on July 16, 2025, by and among CEPO, Pubco and the investors named therein, with such number of CEPO Class A Ordinary Shares being equal to (a) the product of (1) 4,176.11 multiplied by

(2) the Closing Bitcoin Price and then divided by (b) $10.00, (iii) up to 393,465,566 shares of Class A common stock of Pubco (“Pubco Class A Stock”) and 275,194,327 shares of Class B common stock of Pubco in connection with the Business Combination, (iv) up to 44,207,151 additional shares of Pubco Class A Stock that will, upon the closing of the Business Combination (the “Closing”), be reserved for issuance pursuant to the conversion of the convertible notes issued by Pubco at the Closing (at a conversion price of $13.00), (v) up to 23,224,615 additional shares of Pubco Class A Stock that will, upon Closing, be reserved for issuance pursuant to the conversion of the shares of Preferred Stock, (at a conversion price of $13.00), (vi) up to a number of additional shares of Pubco Class A Stock that will, upon Closing, be reserved for issuance pursuant to the redemption and exchange of Newco Exchange Interests with such number of shares of Pubco Class A Stock being equal to (i) the product of (A) 845 multiplied by (B) the Closing Bitcoin Price and then divided by (ii) $10.00, (vii) up to 475,000 CEPO Class A Ordinary Shares on or prior to Closing, in repayment of the Sponsor Loan and the Sponsor Note if the Sponsor elects to have such loans repaid by the issuance of CEPO Class A Ordinary Shares and (viii) up to              shares of Pubco Class A Stock that will be reserved for issuance upon the Closing pursuant to the BSTR Holdings, Inc. 2025 Incentive Award Incentive Plan, as amended from time to time, to become effective upon the Closing (the “Incentive Plan”), be approved.”

THE CEPO BOARD UNANIMOUSLY RECOMMENDS THAT CEPO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

The existence of financial and personal interests of one or more of CEPO’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of CEPO and CEPO Shareholders and what they may believe is best for himself, herself or themselves in determining to recommend that CEPO Shareholders vote for the Proposals. See the section entitled “The Business Combination Proposal — Interests of the Sponsor and CEPO’s Directors and Executive Officers in the Business Combination” for a further discussion.

THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the CEPO Board or the Chairman of the Meeting to adjourn the Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will be presented to CEPO Shareholders in the event that it is determined by CEPO that additional time is necessary or appropriate to complete the Business Combination or for any other reason. In no event will the CEPO Board adjourn the Meeting or consummate the Business Combination beyond the date by which it may properly do so under the CEPO Memorandum and Articles and Cayman Islands law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the Meeting and is not approved by CEPO Shareholders, the CEPO Board or the Chairman of the Meeting will not have the power, under the CEPO Memorandum and Articles, to adjourn the Meeting to a later date in the event it is determined by CEPO that additional time is necessary or appropriate to complete the Business Combination or for any other reason. As a result, a new extraordinary general meeting would need to be called before the CEPO Shareholders could vote on Proposals again.

Required Vote and Recommendation of the CEPO Board

The approval of the Adjournment Proposal will require an ordinary resolution, being a resolution passed at the Meeting by the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CEPO Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). Abstentions and broker non-votes will be counted towards the quorum requirement but will not have an effect on the Adjournment Proposal. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

“RESOLVED, as an ordinary resolution, that the adjournment of the Meeting to a later date or dates to be determined by the Chairman of the Meeting, if necessary or desirable, (i) to permit further solicitation and vote of proxies in the event that, based upon the tabulated vote at the time of the Meeting, there are insufficient votes for, or otherwise in connection with, the approval of one or more proposals at the Meeting or (ii) if the Board determines before the Meeting, or the Chairman of the Meeting determines at the Meeting that it is not necessary or no longer desirable to proceed with the proposals be approved in all respects.”

THE CEPO BOARD UNANIMOUSLY RECOMMENDS THAT CEPO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of CEPO’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of CEPO and CEPO Shareholders and what they may believe is best for himself, herself or themselves in determining to recommend that CEPO Shareholders vote for the Proposals. See the section entitled “The Business Combination Proposal — Interests of the Sponsor and CEPO’s Directors and Executive Officers in the Business Combination” for a further discussion.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following description addresses the U.S. federal income tax considerations generally applicable to (i) U.S. Holders and Non-U.S. Holders (as defined below) that elect to have their Public Shares redeemed for cash if the Business Combination is completed, (ii) U.S. Holders and Non-U.S. Holders that participate in the CEPO Merger, and (iii) Non-U.S. Holders of owning and disposing of shares of Pubco Class A Stock after the Business Combination. The following description is the opinion of Ellenoff Grossman & Schole LLP. The information set forth in this section is based on the Code, its legislative history, final, temporary and proposed treasury regulations promulgated thereunder (“Treasury Regulations”), published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

For purposes of this description, a “U.S. Holder” means a beneficial owner of Public Shares that is for U.S. federal income tax purposes:

•        an individual citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” means a beneficial owner of Public Shares that is not a U.S. Holder.

This description does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this description considers only holders that hold Public Shares as capital assets within the meaning of Section 1221 of the Code. This description does not address the alternative minimum tax, the Medicare tax on net investment income, or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•        financial institutions or financial services entities;

•        broker-dealers;

•        persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•        tax-exempt entities;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        regulated investment companies;

•        real estate investment trusts;

•        specified expatriates or former long-term residents of the United States;

•        persons that hold Public Shares as part of a straddle, constructive sale, hedging, redemption or other integrated transaction;

•        persons whose functional currency is not the U.S. dollar;

•        controlled foreign corporations;

•        passive foreign investment companies;

•        partnerships (or other entities classified as partnership for U.S. federal income tax purposes) or partners in such partnerships or entities classified for U.S. federal income tax purposes as a “disregarded entity”;

•        persons required to accelerate the recognition of any item of gross income with respect to Public Shares as a result of such income being recognized on an applicable financial statement;

•        persons who actually or constructively own 5% or more of the Public Shares by vote or value (except as specifically provided below); or

•        the Sponsor or its affiliates.

This description does not address any tax laws other than the U.S. federal income tax law, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as described herein, any tax reporting obligations of a holder of Public Shares. Additionally, this description does not address the tax treatment of partnerships or other pass-through entities or entities classified for U.S. federal income tax purposes as a “disregarded entity” or persons who hold Public Shares through such entities. If a partnership (or other entity classified as a partnership or treated as a disregarded entity for U.S. federal income tax purposes) is the beneficial owner of Public Shares, the U.S. federal income tax treatment of a partner in the partnership or owner of the disregarded entity will generally depend on the status of the partner or owner and the activities of the partnership or disregarded entity. This description also assumes that any distribution made (or deemed made) on Public Shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of Public Shares is made in U.S. dollars.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF PUBLIC SHARES MAY BE AFFECTED BY MATTERS NOT DESCRIBED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. CEPO URGES BENEFICIAL OWNERS OF PUBLIC SHARES WHO CHOOSE TO EXERCISE THEIR REDEMPTION RIGHTS OR WHO CHOOSE TO PARTICIPATE IN THE CEPO MERGER TO CONSULT THEIR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE CEPO MERGER AND OWNING AND DISPOSING OF PUBLIC SHARES AS A RESULT OF ITS PARTICULAR CIRCUMSTANCES, INCLUDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.

U.S. Holders

Tax Consequences of the CEPO Merger to U.S. Holders

It is the opinion of CEPO’s counsel, Ellenoff Grossman & Schole LLP, that the CEPO Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code for U.S. federal income tax purposes.

Consequently, based on counsel’s opinion that the CEPO Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, except as otherwise provided below in the section entitled “— Effects of PFIC Rules on the CEPO Merger,” and “— Effects of Section 367 to U.S. Holders,” a U.S. Holder will not recognize gain or loss upon the exchange of its Public Shares solely for shares of Pubco Class A Stock pursuant to the CEPO Merger. A U.S. Holder’s aggregate tax basis in the shares of Pubco Class A Stock received in connection with the CEPO Merger will generally be the same as its aggregate tax basis in the Public Shares surrendered in the transaction. In addition, the holding period of shares of Pubco Class A Stock received in the CEPO Merger will generally include the holding period of Public Shares surrendered in the CEPO Merger.

Effects of PFIC Rules on the CEPO Merger

Even if the CEPO Merger qualifies as a reorganization for U.S. federal income tax purposes under Section 368(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC must recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are in effect under Section 1291(f). Proposed Treasury Regulations under Section 1291(f) were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, those regulations would require taxable gain recognition by a U.S. Holder with respect to its exchange of Public Shares for shares of Pubco

Class A Stock in the CEPO Merger if CEPO were classified as a PFIC at any time during such U.S. Holder’s holding period in the Public Shares. Any such gain would be treated as an “excess distribution” made in the year of the CEPO Merger and subject to the special tax and interest charge rules described below under “Definition and General Taxation of a PFIC.” It is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted and how any such Treasury Regulations would apply. Therefore, U.S. Holders that have not made a timely QEF election (or a QEF election along with a purging election) or a MTM election (each as described below) may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the CEPO Merger with respect to their Public Shares in the manner set forth below. The proposed Treasury Regulations under Section 1291(f) would not apply to an Electing Shareholder (as defined below) with respect to its Public Shares for which a timely QEF election, QEF election with a purging election, or MTM election is made.

Definition and General Taxation of a PFIC

A non-U.S. corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it owns or is considered to own at least 25% of the shares by value, is passive income (the “gross income test”) or (b) at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it owns or is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income (the “asset test”). Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually. Based upon the composition of its income and assets, CEPO believes that it would likely be considered a PFIC for its current taxable year.

If CEPO is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder and the U.S. Holder did not make either (a) a timely “qualified election fund” (QEF) election for CEPO’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Public Shares, (b) a QEF election along with a “purging election,” or (c) a “mark-to-market” (MTM) election, all of which are described further below, such U.S. Holder will generally be subject to special rules with respect to any gain recognized by the U.S. Holder on the sale or other disposition of its Public Shares and any “excess distribution” made to the U.S. Holder. Excess distributions are generally any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Public Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Public Shares.

Under these rules, the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Public Shares. The amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of CEPO’s first taxable year in which it qualified as a PFIC, will be taxed as ordinary income. The amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder. The interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if CEPO is determined to be a PFIC, a U.S. Holder may avoid the tax consequences described above with respect to its Public Shares by making a timely QEF election, a QEF election along with a purging election, or an MTM election, all as described below.

Impact of PFIC Rules on Certain U.S. Holders

The impact of the PFIC rules on a U.S. Holder will depend on whether the U.S. Holder has made a timely and effective election to treat CEPO as a QEF, under Section 1295 of the Code, for CEPO’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Public Shares, the U.S. Holder made a QEF election along with a “purging election,” or if the U.S. Holder made an MTM election, all as described below. A U.S. Holder of a PFIC that made either a timely and effective QEF election, a QEF election along with a purging election, or an MTM election is hereinafter referred to as an “Electing Shareholder.”

A U.S. Holder’s ability to make a QEF election with respect to its Public Shares is contingent upon, among other things, the provision by CEPO of certain information that would enable the U.S. Holder to make and maintain a QEF election. CEPO will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election, but there can be no assurance that CEPO will timely provide such information that is required to make and maintain the QEF election.

As indicated above, if a U.S. Holder has not made a timely and effective QEF election with respect to CEPO’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Public Shares, such U.S. Holder generally may nonetheless qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its Public Shares for their fair market value on the “qualification date.” The qualification date is the first day of CEPO’s tax year in which CEPO qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held Public Shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its Public Shares by the amount of the gain recognized and will also have a new holding period in the Public Shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable shares, the U.S. Holder may make an MTM election with respect to such shares for such taxable year. If the U.S. Holder makes a valid MTM election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Public Shares and for which CEPO is determined to be a PFIC, such holder will not be subject to the PFIC rules described above in respect to its Public Shares. Instead, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Public Shares at the end of its taxable year over the adjusted basis in its Public Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Public Shares over the fair market value of its Public Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Public Shares will be adjusted to reflect any such income or loss amounts and any further gain recognized on a sale or other taxable disposition of the Public Shares will be treated as ordinary income. The MTM election is available only for shares that are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisers regarding the availability and tax consequences of an MTM election in respect to Public Shares under their particular circumstances.

The rules dealing with PFICs and with the timely QEF election, the QEF election with a purging election, and the MTM election are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder should consult its own tax advisor concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.

Effects of Section 367 to U.S. Holders

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in a reorganization within the meaning of Section 368(a) of the Code. Section 367 of the Code imposes income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the CEPO Merger.

A. U.S. Holders Who Own 10% or more of the Voting Power or Value of CEPO

A U.S. Holder who, on the date of the CEPO Merger beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power or value of CEPO (a “10% U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to the Public Shares it directly owns. Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power or value of CEPO and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its Public Shares is the net positive earnings and profits of CEPO attributable to its shares (as determined under Treasury Regulation Section 1.367(b)-2) but without regard to any gain that would be realized on a sale or exchange of such shares.

B. U.S. Holders Whose Public Shares Have a Fair Market Value of $50,000 or More But Who Own Less Than 10% of the Voting Power and Value of CEPO

A U.S. Holder who, on the date of the CEPO Merger, beneficially owns (directly, indirectly or constructively) Public Shares with a fair market value of $50,000 or more but owns less than 10% of the total combined voting power and value of CEPO will recognize gain (but not loss) with respect to the CEPO Merger unless such U.S. Holder elects to recognize the “all earnings and profits” amount attributable to such holder as described below.

Unless such a U.S. Holder makes the “all earnings and profits” election as described below, such holder generally must recognize gain (but not loss) with respect to the shares of Pubco Class A Stock received in the CEPO Merger in an amount equal to the excess of the fair market value of the shares of Pubco Class A Stock received over the U.S. Holder’s adjusted tax basis in the Public Shares deemed surrendered in the CEPO Merger.

As an alternative to recognizing any gain as described in the preceding paragraph, such a U.S. Holder may elect to include in income as a deemed dividend the “all earnings and profits amount” attributable to its Public Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)     a statement that the CEPO Merger is a Section 367(b) exchange;

(ii)    a complete description of the CEPO Merger;

(iii)   a description of any stock, securities or other consideration transferred or received in the CEPO Merger;

(iv)   a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)      a statement that the U.S. Holder is making the election and that includes (A) a copy of the information that the U.S. Holder received from CEPO establishing and substantiating the “all earnings and profits amount” with respect to the U.S. Holder’s Public Shares, and (B) a representation that the U.S. Holder has notified CEPO that the U.S. Holder is making the election; and

(vi)    certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations thereunder.

In addition, the election must be attached by an electing U.S. Holder to such holder’s timely filed U.S. federal income tax return for the taxable year in which the CEPO Merger occurs, and the U.S. Holder must send notice of making the election to CEPO no later than the date such tax return is filed. In connection with this election, CEPO may in its discretion provide each U.S. Holder eligible to make such an election with information regarding CEPO’s earnings and profits upon request.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT A TAX ADVISOR REGARDING THE CONSEQUENCES OF MAKING AN ELECTION AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO AN ELECTION.

C. U.S. Holders that Own Public Shares with a Fair Market Value of Less Than $50,000 and that Own Less Than 10% of the Voting Power and Value of CEPO

Based on the Treasury Regulations issued under Section 367(b) of the Code, it is the opinion of Ellenoff Grossman & Schole LLP that a U.S. Holder who, on the date of the CEPO Merger, beneficially owns (directly, indirectly, or constructively) Public Shares with a fair market value less than $50,000 and is not a 10% U.S. Shareholder will not be required to recognize any gain or loss under Section 367 of the Code in connection with the CEPO Merger and will generally not be required to include any part of the “all earnings and profits amount” in income.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367 OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

Tax Consequences to U.S. Holders That Elect to Have Their Public Shares Redeemed for Cash

This section is addressed to U.S. Holders that elect to have their Public Shares redeemed for cash in accordance with the terms of the CEPO Memorandum and Articles, the Business Combination Agreement, and applicable Cayman Islands law. This section is subject in its entirety to the description of the PFIC rules as discussed above under the sections entitled “U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences of the CEPO Merger to U.S. Holders — Effects of PFIC Rules on the CEPO Merger” and “U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences of the CEPO Merger to U.S. Holders — Impact of PFIC Rules on Certain U.S. Holders,” as well as Section 367 considerations as discussed above under the section entitled “U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences of the CEPO Merger to U.S. Holders — Effects of Section 367 to U.S. Holders.” For purposes of this description, a “Redeeming U.S. Holder” is a U.S. Holder that so redeems its Public Shares into cash.

Except as described in the following paragraph and as described in the PFIC rules above, a Redeeming U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount of cash received on the redemption and such shareholder’s adjusted basis in the Public Shares exchanged if the redemption completely terminates the Redeeming U.S. Holder’s interest in CEPO (taking into account certain constructive ownership rules). A U.S. Holder’s adjusted tax basis in its Public Shares will generally be equal to the cost of such Public Shares. A U.S. Holder who purchased Public Shares in the CEPO IPO will generally have a tax basis in the Public Shares equal to their purchase price of the Public Shares. This gain or loss will be long-term capital gain or loss if the holding period of such Public Shares is more than one year at the time of the redemption. It is possible that because of the redemption rights associated with the Public Shares, the holding period of such shares may not be considered to begin until the date of such redemption (and thus it is possible that long-term capital gain or loss treatment may not apply). The deductibility of capital losses is subject to limitations. CEPO Shareholders who hold different blocks of Public Shares (generally, Public Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Cash received upon redemption that does not completely terminate the Redeeming U.S. Holder’s interest will still give rise to capital gain or loss, if the redemption is either (i) “substantially disproportionate” or (ii) “not essentially equivalent to a dividend.” In determining whether the redemption is substantially disproportionate or not essentially equivalent to a dividend with respect to a Redeeming U.S. Holder, that Redeeming U.S. Holder is deemed to own not only Public Shares actually owned, but also, in some cases, Public Shares such holder may acquire pursuant to options and Public Shares owned by certain family members, certain estates and trusts of which the Redeeming U.S. Holder is a beneficiary and certain corporations and partnerships.

Generally, the redemption will be “substantially disproportionate” with respect to the Redeeming U.S. Holder if (i) the Redeeming U.S. Holder’s percentage ownership (including constructive ownership) of the outstanding voting shares (including all classes that carry voting rights) of CEPO is reduced immediately after the redemption to less than 80% of the Redeeming U.S. Holder’s percentage ownership (including constructive ownership) in such shares immediately before the redemption; (ii) the Redeeming U.S. Holder’s percentage ownership of the outstanding CEPO Ordinary Shares (both voting and nonvoting), (including constructive ownership) immediately after the redemption is reduced to less than 80% of such percentage ownership (including constructive ownership) immediately before the redemption; and (iii) the Redeeming U.S. Holder owns (including constructive ownership), immediately after the redemption, less than 50% of the total combined voting power of all classes of shares of CEPO entitled to vote. Whether the redemption will be considered “not essentially equivalent to a dividend” with respect to a Redeeming U.S. Holder will depend upon the particular circumstances of that U.S. Holder. At a minimum, however, the redemption must result in a meaningful reduction in the Redeeming U.S. Holder’s actual or constructive percentage ownership of CEPO. If the shareholder’s relative interest in the corporation is minimal and the shareholder does not have meaningful control over the corporation, and taking into account the effect of redemptions by other Public Shareholders, its percentage ownership (including constructive ownership) is reduced as a result of the redemptions, such U.S. Holder would generally be regarded as having a meaningful reduction in its interest. For example, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences to it of any redemption of its Public Shares.

If none of the tests described above applies and subject to the PFIC rules described above, the consideration paid to the Redeeming U.S. Holder will be treated as dividend income for U.S. federal income tax purposes to the extent of CEPO’s current or accumulated earnings and profits. Any distribution in excess of earnings and profits will reduce the Redeeming U.S. Holder’s basis in the Public Shares (but not below zero) and any remaining excess will be treated as gain realized on the sale or other disposition of the Public Shares. U.S. Holders considering exercising their redemption rights should consult their own tax advisors as to whether the redemption will be treated as a sale or as a distribution under the Code.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR PUBLIC SHARES PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.

Non-U.S. Holders

Tax Consequences of the CEPO Merger to Non-U.S. Holders

We do not expect the CEPO Merger to result in any U.S. federal income tax consequences to Non-U.S. Holders.

Tax Consequences for Non-U.S. Holders of Owning and Disposing of Shares of Pubco Class A Stock

Distributions on Shares of Pubco Class A Stock

Distributions of cash or property to a Non-U.S. Holder in respect of shares of Pubco Class A Stock received in the CEPO Merger will constitute dividends for U.S. federal income tax purposes to the extent paid from Pubco’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds Pubco’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in shares of Pubco Class A Stock. Any remaining excess will be treated as capital gain and will be treated as described below under “— Gain on Disposition of Shares of Pubco Class A Stock.”

Dividends paid to a Non-U.S. Holder will generally be subject to withholding of U.S. federal income tax at a 30% rate, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the Non-U.S. Holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder who wishes to claim the benefit of an applicable treaty rate for dividends will be required (a) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if shares of Pubco Class A Stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury Regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A Non-U.S. Holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim or refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.

Gain on Disposition of Shares of Pubco Class A Stock

Any gain realized by a Non-U.S. Holder on the taxable disposition of shares of Pubco Class A Stock will generally not be subject to U.S. federal income tax unless:

•        the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the Non-U.S. Holder);

•        the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•        Pubco is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such securities disposed of, and, generally, in the case where shares of Pubco Class A Stock are regularly traded on an established securities market, the Non-U.S. Holder has owned, or deemed to have owned, more than 5% of such shares, as applicable, at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the shares disposed of. There can be no assurance that shares of Pubco Class A Stock will be treated as regularly traded on an established securities market for this purpose.

An individual Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States; provided that the individual has timely filed U.S. federal income tax returns with respect to such losses. If a Non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

Pubco does not believe it is and does not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes. However, the determination as to whether Pubco is or will become a “United States real property holding corporation” will not be made until a future tax year, and there can be no assurance that Pubco will not become such a corporation in the future.

Tax Consequences to Non-U.S. Holders That Elect to Have Their Public Shares Redeemed for Cash

This section is addressed to Non-U.S. Holders that elect to have their Public Shares redeemed for cash in accordance with the terms of the CEPO Memorandum and Articles, the Business Combination Agreement, and applicable Cayman Islands law. For purposes of this description, a “Redeeming Non-U.S. Holder” is a Non-U.S. Holder that so redeems its Public Shares.

Except as otherwise described in this section, a Redeeming Non-U.S. Holder who elects to have its Public Shares redeemed for cash will generally be treated in the same manner as a Redeeming U.S. Holder for U.S. federal income tax purposes. See the description above under “— U.S. Holders — Tax Consequences to U.S. Holders That Elect to Have Their Public Shares Redeemed for Cash.”

A Redeeming Non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized as a result of the exchange unless:

•        such Redeeming Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which the redemption takes place and certain other conditions are met; or

•        such Redeeming Non-U.S. Holder is engaged in a trade or business within the United States and any gain recognized in the exchange is treated as effectively connected with such trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a United States permanent establishment of such Non-U.S. Holder), in which case the Redeeming Non-U.S. Holder will generally be subject to the same treatment as a Redeeming U.S. Holder with respect to the exchange, and a Redeeming Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a 30% rate (or lower rate as may be specified by an applicable income tax treaty).

With respect to any redemption of Public Shares for cash that is treated as a distribution rather than a sale, any amount treated as dividend income to a Redeeming Non-U.S. Holder will generally be subject to U.S. withholding tax at a rate of 30%, unless the Redeeming Non-U.S. Holder is entitled to a reduced rate of withholding under an applicable income tax treaty. However, dividends received by a Redeeming Non-U.S. Holder that are effectively connected with such holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, such dividends are attributable to a United States permanent establishment of the Redeeming Non-U.S. Holder), will be taxed as described above under “— U.S. Holders — Tax Consequences to U.S. Holders That Elect to Have Their Public Shares Redeemed for Cash.” In addition, dividends received by a Redeeming Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes that are effectively connected with the holder’s conduct of a U.S. trade or business may also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Non-U.S. Holders considering exercising their redemption rights should consult their own tax advisors as to whether the redemption of their shares will be treated as a sale or as a distribution under the Code.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including shares of Pubco Class A Stock) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which shares of Pubco Class A Stock are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of shares of Pubco Class A Stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their ownership of shares of Pubco Class A Stock.

Unaudited Pro Forma Condensed Combined Financial Information

Introduction

The following unaudited pro forma condensed combined financial information presents the combination of financial information of Pubco, CEPO and Newco, adjusted to give effect to the Business Combination and related transactions.

The following unaudited pro forma condensed combined balance sheet as of July 31, 2025, combines the historical audited balance sheet of Pubco as of July 31, 2025, with the historical audited balance sheet of Newco as of July 31, 2025, with the historical unaudited balance sheet of CEPO as of June 30, 2025, giving pro forma effect to the transaction accounting adjustments as if they had occurred as of July 31, 2025.

The following unaudited pro forma condensed combined statement of operations for the seven months ended July 31, 2025 combines the historical audited statement of operations of Pubco for the period from July 14, 2025 (inception) through July 31, 2025, with the historical audited statement of operations of Newco from the period July 14, 2025 (Inception) to July 31, 2025, and the historical unaudited statement of operations of CEPO for the six months ended June 30, 2025, on a pro forma basis as if the transaction accounting adjustments had occurred on January 1, 2024, the beginning of the earliest period presented.

The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024, presents the historical audited statement of operations of CEPO for the year ended December 31, 2024, on a pro forma basis as if the transaction accounting adjustments had occurred on January 1, 2024. Pubco and Newco were incorporated on July 14, 2025; therefore, there are no historical statements of operations for the year ended December 31, 2024, included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024.

The unaudited pro forma condensed combined balance sheet as of July 31, 2025, has been derived from:

•        The historical unaudited financial statements of CEPO as of June 30, 2025, and the related notes thereto included elsewhere in this proxy statement/prospectus; and

•        the historical audited financial statements of Newco as of July 31, 2025, and the related notes thereto included elsewhere in this proxy statement/prospectus.

•        the historical audited financial statements of Pubco as of July 31, 2025, and the related notes thereto included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the seven months ended July 31, 2025, has been derived from:

•        The historical unaudited financial statements of CEPO for the six months ended June 30, 2025, and the related notes thereto included elsewhere in this proxy statement/prospectus; and

•        the historical audited financial statements of Newco from the period July 14, 2025 (Inception) to July 31, 2025, and the related notes thereto included elsewhere in this proxy statement/prospectus.

•        the historical audited financial statements of Pubco from the period July 14, 2025 (Inception) to July 31, 2025, and the related notes thereto included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024, has been derived from the historical audited financial statements of CEPO for the year ended December 31, 2024, and the related notes thereto included elsewhere in this proxy statement/prospectus. Pubco and Newco were incorporated on July 14, 2025; therefore, there are no historical statements of operations for the year ended December 31, 2024, included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as in effect on the date of this proxy statement/prospectus which incorporates transaction accounting adjustments. Pubco, Newco, and CEPO have elected not to present any estimates related to potential synergies and other transaction effects that are reasonably expected to occur or have already occurred and will only be presenting transaction accounting adjustments in the unaudited pro forma condensed combined financial information.

This information should be read together with the financial statements and related notes, as applicable, of each of Pubco, Newco and CEPO included in this proxy statement/prospectus and the sections “BSTR’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “CEPO’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

Description of the Transactions

The Business Combination Agreement

On July 16, 2025, CEPO, Pubco, CEPO Merger Sub, the Seller, Newco, CEPO Subsidiary A, CEPO Subsidiary B, and Newco Merger Sub entered into the Business Combination Agreement. Pursuant to the Business Combination Agreement, upon the Closing, (i) CEPO will merge with and into CEPO Merger Sub, with CEPO Merger Sub continuing as the CEPO Surviving Subsidiary and as a result of which (a) immediately prior to the Effective Time, each issued and outstanding CEPO Class B Ordinary Share will automatically convert into one CEPO Class A Ordinary Share, and (b) at the Effective Time, the holders of CEPO Class A Ordinary Shares will receive one share of Pubco Class A Stock, for each CEPO Class A Ordinary Share held by such CEPO Shareholder and (ii) at least two (2) hours after the CEPO Merger, Newco Merger Sub will merge with and into Newco, with Newco continuing as the surviving entity, and as a result of which (a) the Seller will receive shares of Pubco Class A Stock and Pubco Class B Stock in exchange for its Newco Interests as described below and (b) the Newco Equity Investors will receive Newco Exchange Interests in exchange for their Newco Class A Interests as described below. As a result of the Mergers, CEPO Surviving Subsidiary will become a wholly owned subsidiary of Pubco, CEPO Subsidiary B will become the managing member of Newco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with applicable law.

As consideration for the Newco Merger, the Seller will be entitled to receive, in exchange for its Newco Class A Interests and Newco Class B Interests an equal number of shares of Pubco Class A Stock and Pubco Class B Stock, each equal to (x) the product of (A) 25,000, multiplied by (B) the Closing Bitcoin Price, divided by (y) $10.00.

As consideration for the Newco Merger, the Newco Equity Investors will be entitled to receive from Newco, on a one-for-one basis, the Newco Exchange Interests in exchange for their Newco Class A Interests. The Newco Exchange Interests shall include the right of each Newco Equity Investor to require Pubco to cause the redemption by Newco of all, or a portion of, its Newco Exchange Interests in exchange for an equal number of shares of Pubco Class A Stock or, at Pubco’s election, the cash equivalent, in each case subject to the terms and conditions of the First A&R Newco LLCA.

In connection with the Closing, Pubco will issue two (2) classes of shares of Pubco Stock with different voting and economic rights attached to them. The shares of Pubco Class A Stock will have no voting rights other than as required by the General Corporation Law of the State of Delaware. Holders of shares of Pubco Class B Stock will be entitled to one (1) vote per share. Holders of Pubco Class A Stock will be entitled to receive distributions in proportion to the number of shares of Pubco Class A Stock held by them. Holders of Pubco Class B Stock will not have any economic rights. In addition, the shares of Pubco Class A Stock will be admitted and listed for trading on Nasdaq or any other stock market agreed to by CEPO and Pubco and will be freely transferable, subject to, as applicable, the terms of the Lock-Up Agreement, the Insider Letter and any restrictions pursuant to applicable law. The shares of Pubco Class B Stock will not be admitted and listed for trading on any stock exchange and will not be freely transferable. Immediately following Closing, (i) all shares of Pubco Class A Stock will be held by the Seller, CEPO Shareholders and CEPO Equity PIPE Investors and (ii) all shares of Pubco Class B Stock will be held only by the Seller. Following Closing and upon conversion of the Convertible Notes or the shares of Preferred Stock, as applicable, shares of Pubco Class A Stock may also be held by the Convertible Notes Investors and Preferred Stock Investors. The shares of Pubco Class B Stock will be cancelled pro rata upon any transfer of shares of Pubco Class A Stock by the Seller to any third party (other than its permitted transferees). The shares of Pubco Class A Stock will acquire full voting rights upon cancellation of all shares of Pubco Class B Stock.

Related Agreements

Contribution Agreement

Concurrently with the execution of the Business Combination Agreement, the Seller and Newco entered into the Contribution Agreement, pursuant to which, immediately prior to the Closing, the Seller will contribute to Newco 25,000 Bitcoin in exchange for an equal number of Newco Class A Interests and Newco Class B Interests, each equal to (a) 25,000 multiplied by the Closing Bitcoin Price, divided by (b) $10.00.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, CEPO, Pubco and the Sponsor entered into the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor agreed (i) to vote its CEPO Ordinary Shares in favor of the Business Combination Agreement and the Transactions and each of the CEPO Shareholder Approval Matters, (ii) to vote its CEPO Ordinary Shares against (a) any Acquisition Proposal or Alternative Transaction, (b) any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by CEPO (other than the Transactions), (c) any change in the business of CEPO, and (d) any proposal, action or agreement involving CEPO that would or would reasonably be expected to jeopardize the Transactions, (iii) to comply with the restrictions imposed by the Insider Letter, including the restrictions on transferring and redeeming CEPO Ordinary Shares in connection with the Transactions, (iv) to waive the anti-dilution rights of the issued and outstanding CEPO Founder Shares, (v) to forfeit 50% of its CEPO Class B Ordinary Shares immediately prior to, and conditioned upon, the consummation of the CEPO Merger, and (vi) subject to and conditioned upon the Closing, that any loans outstanding from the Sponsor to CEPO shall be repaid either in cash or in CEPO Class A Ordinary Shares at $10.00 per share as determined by Sponsor on the CEPO Pre-Closing Statement.

Further, pursuant to the Sponsor Support Agreement, the Sponsor and CEPO agreed that prior to Closing they will enter into an amendment to the Insider Letter to (i) extend the transfer and lock-up restrictions applicable to the CEPO Founder Shares pre-Closing so that they also apply to the CEPO Founder Shares post-Closing, (ii) modify the duration of the lock-up applicable to the CEPO Founder Shares to be the earlier of (a) the twelve (12) month anniversary of the Closing Date and (b) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Pubco Stock for cash, securities or other property, and (iii) add Pubco as a party.

Convertible Notes Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Pubco and CEPO entered into the July Convertible Notes Subscription Agreements with the July Convertible Notes Investors, pursuant to which the July Convertible Notes Investors have agreed to purchase, in a private placement, $500 million aggregate principal amount of Convertible Notes, upon the terms and subject to the conditions set forth therein. In addition, Pubco has granted the July Convertible Notes Investors (i) an option to purchase additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable within 15 days following the execution of the July Convertible Notes Subscription Agreements, (ii) an option to purchase additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable within 30 days following the execution of the July Convertible Notes Subscription Agreements and (iii) an option to purchase up to 3,200,000 shares of Preferred Stock with an aggregate principal amount of $320 million at a purchase price of $85.00 per share, exercisable within 30 days following the execution of the July Convertible Notes Subscription Agreements, in each case, on a pro rata basis based on such July Convertible Note Investor’s participation in the Initial Convertible Notes Private Placement.

Further, the July Convertible Notes Subscription Agreements provide that, if any July Convertible Notes Investors should elect not to exercise their pro rata share of the Options, such unexercised portion of the Options will be offered to and may be exercised by the remaining July Convertible Notes Investors pro rata to their participation in the Initial Convertible Note Private Placement and the applicable Option until 5:00 p.m. New York time on the Business Day immediately after the expiry of the applicable Option.

Pursuant to the terms of the July Convertible Notes Subscription Agreements, certain July Convertible Notes Investors exercised their pro rata share of the First Convertible Notes Option and the Unexercised Option in relation to the First Convertible Notes Option, to purchase additional Convertible Notes in an aggregate principal amount of $34.87 million and of the Second Convertible Notes Option and the Unexercised Option in relation to the Second Convertible Notes Option to purchase additional Convertible Notes in an aggregate principal amount of $9.323 million.

On August 7, 2025, CEPO and Pubco entered into the August Convertible Notes Subscription Agreements, pursuant to which the August Convertible Notes Investors agreed to purchase Convertible Notes in an aggregate principal amount of $30.5 million, upon the terms and subject to the conditions set forth therein.

With the inclusion of the Convertible Notes subscribed for in the July Convertible Notes Private Placement and the August Convertible Notes Private Placement, taken together, the total aggregate principal amount of the Convertible Notes will be $574.693 million.

The Convertible Notes will be senior, secured obligations of Pubco and accrue interest at a rate of 1.00% per annum payable semi-annually in arrears and will mature approximately five (5) years from the date the Convertible Notes are issued, unless earlier converted, redeemed or repurchased. The initial conversion rate will be equal to 76.9231 shares of Pubco Class A Stock, subject to customary adjustments, which represents an initial conversion price of approximately $13.00 per share of Pubco Class A Stock. The conversion price is based on a reference price of $10.00 per share and is subject to a 30% premium. If Pubco undergoes a “fundamental change” (as defined in the Indenture), holders of the Convertible Notes may require Pubco to repurchase for cash all or any portion of their Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. In addition, holders of the Convertible Notes have the right to require Pubco to repurchase for cash all or any portion of their Convertible Notes beginning three years from the date the Convertible Notes are issued at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any.

Pursuant to the Security Agreement, subject to certain exceptions, the Convertible Notes will be secured by a first priority security interest in such number of Bitcoin representing $1,724.079 million, calculated based on the Bitcoin Price as averaged over the period of ten (10) consecutive days ending two (2) calendar days immediately prior to the Closing.

Pubco has assessed the accounting treatment of the Convertible Notes and has elected the fair value option for the Convertible Notes. 100% of the net proceeds have been reflected as debt in the unaudited condensed combined pro forma balance sheet.

Preferred Stock Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Pubco and CEPO entered into the July Preferred Stock Subscription Agreement with the July Preferred Stock Investor, pursuant to which the July Preferred Stock Investor has agreed to purchase, in a private placement, 300,000 shares of Preferred Stock with an aggregate principal amount of $30 million at $85.00 per share for an aggregate purchase price of $25.5 million, upon the terms and subject to the conditions set forth therein. Pursuant to the terms of the July Convertible Notes Subscription Agreements, certain July Convertible Notes Investors exercised their pro rata share of the Preferred Stock Option and the Unexercised Option in relation to the Preferred Stock Option to purchase an aggregate of approximately 2.236 million shares of Preferred Stock with an aggregate principal amount of approximately $223.62 million at a purchase price of $85.00 per share for a total aggregate purchase price of approximately $190.08 million.

On August 25, 2025, CEPO and Pubco entered into the August Preferred Stock Subscription Agreements with the August Preferred Stock Investors, pursuant to which the August Preferred Stock Investors have agreed to purchase, upon the terms and subject to the conditions set forth therein, in a private placement, an aggregate of 482,924 shares of Preferred Stock with an aggregate principal amount of approximately $48.3 million, at a purchase price of $85.00 per share, for an aggregate purchase price of approximately $41.05 million.

With the inclusion of the shares of Preferred Stock subscribed for in the Preferred Stock Private Placements and the exercise of the Preferred Stock Option by certain July Convertible Notes Investors, taken together, Pubco will issue 3,019,200 shares of Preferred Stock at Closing in the aggregate with a total aggregate principal amount of $301.92 million, for a total purchase price of $256.632 million.

The Preferred Stock will accumulate cumulative dividends at a rate per annum equal to 7% on the liquidation preference thereof, which is in the amount of $100 per share of Preferred Stock, (the “Liquidation Preference”), regardless of whether or not declared or funds are legally available for their payment, on the dates specified in the Certificate of Designations (“Regular Dividends”).

Regular Dividends on the Preferred Stock will be payable, at Pubco’s election, in cash, shares of Class A Pubco Stock or a combination of cash and shares of Class A Pubco Stock, in the manner described in, and subject to the provisions of, the Certificate of Designations.

Subject to certain limitations set forth in the Certificate of Designations, holders of Preferred Stock will have the right to convert some or all of their shares of Preferred Stock into shares of Pubco Class A Stock at the then-applicable conversion rate.

The initial conversion rate is 7.6923 shares of Pubco Class A Stock per share of Preferred Stock, which represents an initial conversion price of approximately $13.00 per share of Pubco Class A Stock, and is subject to adjustment pursuant to the terms of the Certificate of Designations. If a “Fundamental Change” (as defined in the Certificate of Designations) occurs, then holders of Preferred Stock may convert their shares of Preferred Stock into shares of Pubco Class A Stock as the conversion rate then in effect plus a Make-Whole Premium (as defined in the Certificate of Designations) at any time from, and including, the effective date of such Fundamental Change, to, and including, the 30th trading day after such effective date. In the event that the last reported sale price for the Pubco Class A Stock for the period ending on the Effective Date is less than the conversion price then in effect, holders of Preferred Stock will be granted a one-time option to convert all, in whole but not in part, of such holder’s outstanding shares of Preferred Stock into Pubco Class A Stock at an adjusted conversion price equal to the Liquidation Preference divided by the greater of (x) the last reported sale price on the effective date of such Fundamental Change and (y) the Floor Price (as defined in the Certificate of Designations).

Pubco is assessing the accounting treatment including whether they will elect the fair value option of the Preferred Stock and 100% of the net proceeds have been allocated to equity classified preferred stock in the unaudited condensed combined pro forma balance sheet.

CEPO Equity PIPE Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, CEPO and Pubco entered into the CEPO Cash Equity PIPE Subscription Agreements with the CEPO Cash Equity PIPE Investors, pursuant to which the CEPO Cash Equity PIPE Investors agreed to purchase, in a private placement immediately prior to the CEPO Merger, 40,000,000 CEPO Class A Ordinary Shares, at a purchase price of $10.00 per share payable in cash, for an aggregate purchase price of $400 million, which includes the agreement of the Sponsor to subscribe for 500,000 CEPO Cash Equity PIPE Shares and of an independent director of CEPO to subscribe for 100,000 CEPO Cash Equity PIPE Shares.

Additionally, CEPO and Pubco entered into the July CEPO BTC Equity PIPE Subscription Agreements with the July CEPO BTC Equity PIPE Investors, pursuant to which the July CEPO BTC Equity PIPE Investors agreed to purchase, in a private placement immediately prior to the CEPO Merger, a number of CEPO Class A Ordinary Shares, at $10.00 per share, in exchange for 4,156.11 Bitcoin in the aggregate, with the number of CEPO BTC Equity PIPE Shares to be issued to each CEPO BTC Equity PIPE Investor being equal to (i) the product of (A) the number of Bitcoin contributed by such CEPO BTC Equity PIPE Investor multiplied by (B) the Closing Bitcoin Price and then divided by (ii) $10.00.

On August 28, 2025, CEPO and Pubco entered into the August CEPO BTC Equity PIPE Subscription Agreement with the August CEPO BTC Equity PIPE Investor, pursuant to which the August CEPO BTC Equity PIPE Investor agreed to purchase, in a private placement immediately prior to the CEPO Merger, a number of CEPO Class A Ordinary Shares, at $10.00 per share, in exchange for 20 Bitcoin in the aggregate, with the number of CEPO BTC Equity PIPE Shares to be issued to each CEPO BTC Equity PIPE Investor being equal to (i) the product of (A) the number of Bitcoin contributed by such CEPO BTC Equity PIPE Investor multiplied by (B) the Closing Bitcoin Price and then divided by (ii) $10.00.

With the inclusion of the Bitcoin to be contributed pursuant to the July CEPO BTC Equity PIPE and the August CEPO BTC Equity PIPE, taken together, the total number of Bitcoin to be contributed by CEPO BTC Equity PIPE Investors is 4,176.11 Bitcoin.

Pubco is assessing the accounting treatment including whether they will elect the fair value option of the CEPO BTC Equity PIPE Subscription Agreements and 100% of the net proceeds have been allocated to equity classified shares in the unaudited condensed combined pro forma balance sheet.

Newco Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Newco, Pubco and CEPO entered into the Newco Subscription Agreements with the Newco Equity Investors, pursuant to which the Newco Equity Investors have agreed to purchase, in a private placement immediately prior to the Newco Merger, Newco Class A Interests at $10.00 per interest, in exchange for 865 Bitcoin in the aggregate, with the number of Newco Class A Interests to be issued to each Newco Equity Investor being equal to (i) the product of (A) the number of Bitcoin contributed by such Newco Equity Investor multiplied by (B) the Closing Bitcoin Price and then divided by (ii) $10.00.

Each Newco Equity Investor had the option to elect to purchase the Newco Class A Interests either (i) by delivering the Stated Bitcoin Amount or (ii) by delivering the Stated Dollar Amount. If the Newco Equity Investor elected to purchase the Newco Class A Interests by delivering the Stated Bitcoin Amount, then the number of Newco Class A Interests to be delivered to such Newco Equity Investor will be equal to (i) the Stated Bitcoin Amount multiplied by the Closing Bitcoin Price, divided by (ii) $10.00. If the Newco Equity Investor elected to purchase the Newco Class A Interests by delivering the Stated Dollar Amount, then the number of Newco Class A Interests to be delivered to such Newco Equity Investor will be equal to (i) the Stated Dollar Amount divided by (ii) $10.00. Each of the Newco Equity Investors elected to purchase the Newco Class A Interests by delivering the Stated Bitcoin Amount.

On August 28, 2025, CEPO, Pubco and Newco entered into a termination agreement with an investor in the Newco Private Placement, which terminated the Newco Subscription Agreement with such investor, pursuant to which such investor had agreed to purchase Newco Class A Interests in exchange for 20 Bitcoin. As a result, the Newco Equity Investors will exchange 845 Bitcoin in the aggregate for Newco Class A Interests.

Pubco is assessing the accounting treatment including whether they will elect the fair value option of the Newco Subscription Agreements and 100% of the net proceeds have been allocated to equity classified shares in the unaudited condensed combined pro forma balance sheet.

Lock-Up Agreement

Concurrently with the Closing, the Seller will enter into the Lock-Up Agreement with Pubco, pursuant to which the Seller will agree that the shares of Pubco Class A Stock received by the Seller will be locked-up and subject to transfer restrictions, as described below, subject to certain exceptions.

The shares of Pubco Class A Stock held by the Seller will be locked up until the earlier of (i) the one year anniversary of the Closing and (ii) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Closing which results in all of Pubco’s stockholders having the right to exchange their shares of Pubco Stock for cash, securities or other property.

Amended and Restated Registration Rights Agreement

Concurrently with the Closing, the Sponsor, CEPO, Pubco and the Seller will enter into a registration rights agreement that will amend and restate the registration rights agreement entered into at the time of CEPO’s initial public offering between CEPO and the Sponsor (the “Amended and Restated Registration Rights Agreement”), pursuant to which Pubco will (i) assume the registration obligations of CEPO under such registration rights agreement, with such rights applying to the shares of Pubco Class A Stock and (ii) provide registration rights with respect to the resale of shares of Pubco Class A Stock held by the Sponsor and the Seller.

Pubco estimates that up to approximately 278,694,327 shares of Pubco Class A Stock will be subject to registration rights pursuant to the Amended and Restated Registration Rights Agreement immediately following the Closing, representing approximately 70.8% of the total issued and outstanding shares of Pubco Class A Stock following the Business Combination and the consummation of the Private Placement Investments, and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, that there are no CEPO Dissenting Shares, that all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements, that no Convertible Notes or shares of Preferred Stock are converted into shares of Pubco Class A Stock, that all Newco Exchange Interests are redeemed in exchange for shares of Pubco Class A Stock, that no shares of Pubco Class A Stock are issued pursuant to the Incentive Plan and a Closing Bitcoin Price of $110,077.73.

Merger Consideration

As consideration for the Newco Merger:

(1)    the Seller will be entitled to receive an equal number of shares of Pubco Class A Stock and Pubco Class B Stock each equal to (i) the product of (A) 25,000, multiplied by (B) the Closing Bitcoin Price, divided by (ii) $10.00; and

(2)    the Newco Equity Investors will be entitled to receive one Newco Exchange Interest for each Newco Class A Interest held by such Newco Equity Investor immediately prior to the Effective Time. The Newco Exchange Interests can be redeemed by the relevant holder in exchange for, at Pubco’s election, shares of Pubco Class A Stock on a 1:1 basis or the cash equivalent.

By virtue of the CEPO Merger:

(1)    immediately prior to the CEPO Merger, each issued and outstanding CEPO Class B Ordinary Share (other than treasury shares) will be automatically converted into one CEPO Class A Ordinary Share in accordance with the CEPO Memorandum and Articles; and

(2)    as consideration for the CEPO Merger, each issued and outstanding CEPO Class A Ordinary Share (other than (x) treasury shares, (y) shares of holders of CEPO Class A Ordinary Shares who have exercised their rights of redemption and (z) CEPO Dissenting Shares) will be automatically converted into one share of Pubco Class A Stock.

CF&Co Agreements

CEPO has engaged CF&Co. pursuant to the Business Combination Marketing Agreement as an advisor in connection with an initial business combination to assist CEPO in holding meetings with CEPO Shareholders to discuss the potential initial business combination and the acquisition target’s attributes, introduce CEPO to potential investors that are interested in purchasing its securities and assist CEPO with its press releases and public filings in connection with an initial business combination. CEPO will pay CF&Co. a cash fee of $7,000,000 for such services upon the consummation of an initial business combination, including the Business Combination.

CEPO and Pubco have also engaged CF&Co. pursuant to the Private Placement Engagement Letter as the lead placement agent for the Private Placement Investments. Pursuant to the Private Placement Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to up to approximately $54.5 million, which is equal to the sum of (i) 5.0% of the gross proceeds received by Pubco and CEPO pursuant to the CEPO Cash Equity PIPE (assuming that all CEPO Cash Equity PIPE Investors fund their commitments in their CEPO Cash Equity PIPE Subscription Agreements); (ii) 4.5% of the gross proceeds received by Pubco and CEPO pursuant to the Preferred Stock Private Placements and the exercise of the Preferred Stock Option (assuming that the Preferred Stock Investors and any July Convertible Notes Investors who exercise the Preferred Stock Option fund their commitments in their Preferred Stock Subscription Agreements and July Convertible Notes Subscription Agreements); and (iii) 4.0% of the gross proceeds received by Pubco and CEPO pursuant to the Convertible Notes Private Placement, excluding the Preferred Stock Option (assuming that the Convertible Notes Investors fund their commitments in their Convertible Notes Subscription Agreements); provided that 1% of each such fee is payable at the sole discretion of Pubco; provided, further, that such fees are reduced with respect to proceeds received from certain investors; and provided further, that the amount of such fee will be reduced by an amount equal to the product of (a) 3.5%, (b) $10.00 and (c) the number of Public Shares redeemed in connection with the Business Combination. No fee is payable to CF&Co. for the proceeds raised pursuant to the CEPO BTC Equity PIPE and the Newco Private Placement. CEPO will also reimburse CF&Co. at Closing, for all reasonable and documented out-of-pocket expenses incurred by CF&Co. in connection with CF&Co. rendering its services under the Private Placement Engagement Letter, the aggregate amount of which will not exceed $40,000. Pursuant to the Private Placement Engagement Letter, CF&Co. also has a right to act, during the period of its engagement and 12 months thereafter, as (i) Pubco’s lead managing underwriter, initial purchaser placement agent and/or arranger for any subsequent financing and (ii) Pubco’s lead financial advisor for any potential acquisition, disposition or other extraordinary corporate transaction involving Pubco or any of its subsidiaries, assets, securities or businesses, in each case, on such other terms and conditions customary for CF&Co. for similar transactions, which terms and conditions will be embodied in one or more separate written agreements, which agreements shall be based on CF&Co.’s customary form for the applicable financing or transaction.

CEPO has also engaged CF&Co. pursuant to the M&A Engagement Letter, pursuant to which, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to $15 million.

Accounting for the Business Combination

The Business Combination will be accounted for as a reverse recapitalization, in accordance with U.S. GAAP. Under this method of accounting, CEPO will be treated as the “acquired” company for financial reporting purposes, and Newco will be the accounting “acquirer.” This determination was primarily based on the assumption that:

•        Newco’s members will hold a majority of the voting power of Pubco post Business Combination;

•        The Pubco Board will consist of seven (7) directors, including (x) four (4) directors who are designated by the Seller prior to the Closing, one of whom being the Chief Executive Officer of Pubco and (y) three (3) directors qualifying as an independent directors under Nasdaq Rules;

•        Newco’s operations will substantially comprise the ongoing operations of Pubco; and

•        Newco’s senior management will comprise the senior management of Pubco.

Another determining factor was that CEPO does not meet the definition of a “business” pursuant to ASC 805-10-55, and thus, for accounting purposes, the Business Combination will be accounted for as a reverse recapitalization, within the scope of ASC 805. The net assets of CEPO will be stated at historical cost, with no goodwill or other intangible assets recorded.

Basis of Pro Forma Presentation

Pubco has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios of Public Shares into cash as more fully described below:

•        Scenario 1 — Assuming No Redemptions:    This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares upon consummation of the Business Combination.

•        Scenario 2 — Assuming 100% Redemptions:    This presentation assumes that Public Shareholders holding 20,000,000 Public Shares exercise their redemption rights for $207.0 million in the aggregate upon consummation of the Business Combination at a redemption price of approximately $10.35 per share as of July 31, 2025 (inclusive of $0.15 per share to be funded pursuant to the Sponsor Note and which amount takes into account CEPO’s estimate of the amount that may be withdrawn to pay applicable taxes, if any). The 100% Redemptions scenario reflects the maximum number of Public Shares that can be redeemed and includes all adjustments contained in the “No Redemptions” scenario and presents additional adjustments to reflect the effect of the 100% Redemptions scenario.

The following tables set out Class A and Class B share ownership of Pubco on a pro forma basis assuming the No Redemptions scenario and the 100% Redemptions scenario:

	No Redemptions		100% Redemptions
Pro Forma Ownership	Number of Shares	Percent Outstanding	Number of Shares	Percent Outstanding
Newco Class A members	275,194,327	69.9%	275,194,327	73.7%
Public Shareholders	20,000,000	5.1%	—	—%
Sponsor(1)	3,500,000	0.9%	3,500,000	0.9%
CEPO Cash Equity PIPE Investors(2)	39,500,000	10.0%	39,500,000	10.6%
CEPO BTC Equity PIPE Investors	45,969,671	11.7%	45,969,671	12.3%
Newco Equity Investors(3)	9,301,568	2.4%	9,301,568	2.5%
Total shares of Pubco Class A Stock outstanding(4)	393,465,566		373,465,566

____________

(1)      Includes 5,000,000 CEPO Class B Ordinary Shares (or 2,500,000 CEPO Class B Ordinary Shares after the agreed upon surrender), 500,000 CEPO Class A Ordinary Shares and 500,000 shares of Pubco Class A Stock purchased by the Sponsor in the CEPO Cash Equity PIPE.

(2)      Excludes 500,000 shares of Pubco Class A Stock purchased by the Sponsor in the CEPO Equity PIPE.

(3)      Assumes Newco Exchange Interests are exchanged for shares of Pubco Class A Stock.

(4)      Excludes 44,207,151 shares of Pubco Class A Stock issuable upon conversion of the Convertible Notes and 23,224,615 shares of Pubco Class A Stock issuable upon conversion of the shares of Preferred Stock, in each case, at the applicable conversion price of $13.00 per share.

	No Redemptions		100% Redemptions
	Number of Shares	Percent Outstanding	Number of Shares	Percent Outstanding
Newco Class B members	275,194,327	100%	275,194,327	100%
Total shares of Pubco Class B Stock outstanding	275,194,327		275,194,327

The following unaudited pro forma condensed combined statement of financial position as of July 31, 2025, and the unaudited pro forma condensed combined statements of operations for the seven months ended July 31, 2025, and for the year ended December 31, 2024, are based on the historical financial statements of Pubco, Newco and CEPO. The unaudited pro forma adjustments are based on information currently available, assumptions, and estimates underlying the pro forma adjustments and are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JULY 31, 2025(1)

	Pubco July 31, 2025 (Historical)	Newco July 31, 2025 (Historical)	Contribution Agreement Transaction Accounting Adjustments		Newco Subscription Agreements Transaction Accounting Adjustments		Newco Pro Forma Adjusted	CEPO June 30, 2025 (Historical)	Scenario 1: No Redemptions Scenario									Scenario 2: 100% Redemptions Scenario
									Transaction Accounting Adjustments		Equity PIPE Transaction Accounting Adjustments		Convertible Notes Transaction Accounting Adjustments		Preferred Stock Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$—	$—	$—		$—		$—	$25,000	$204,013,876	B	$400,000,000	A	$574,693,000	G	$256,632,000	H	$236,708,215	$(207,013,876)	F	$29,694,339
									(85,231,068)	C								3,000,000	P
									(330,661)	J								(3,000,000)	Q
									(1,113,093,932)	R
Prepaid expenses	—	—	—		—		—	230,284	596,408	C	—		—		—		826,692	—		826,692
Deferred transaction costs	2,273,243	311,599	—		—		311,599	—	(2,584,842)	C	—		—				—	—		—
Subscribed interests asset	—	1,139,309	—		—		1,139,309	—	(1,139,309)	S	—		—		—		—	—		—
Total current assets	2,273,243	1,450,908	—		—		1,450,908	255,284	(997,769,528)		400,000,000		574,693,000		256,632,000		237,534,907	(207,013,876)		30,521,031
Non-current assets
Cash and cash equivalents held in Trust Account	—	—	—				—	203,315,677	(204,013,876)	B	—		—		—		—			—
									698,199	L
Digital assets	—	—	2,779,413,500	N	93,944,176	M	2,873,357,676	—	1,113,093,932	R	464,285,460	O	—		—		4,450,737,068	—		4,450,737,068
Other assets	—	—	—		—		—	96,873	—		—		—		—		96,873	—		96,873
Total non-current assets	—	—	2,779,413,500		93,944,176		2,873,357,676	203,412,550	909,778,255		464,285,460		—		—		4,450,833,941	—		4,450,833,941
Total assets	$2,273,243	$1,450,908	$2,779,413,500		$93,944,176		$2,874,808,584	$203,667,834	$(87,991,273)		$864,285,460		$574,693,000		$256,632,000		$4,688,368,848	$(207,013,876)		$4,481,354,972

LIABILITIES
Current liabilities
Accrued expenses	$6,250	$6,250	—		—		6,250	$86,820	$(86,820)	J	—		—		—		$12,500	$—		$12,500
Notes payable – related party	—	—	—		—		—	243,841	(243,841)	J	—		—		—		—	—		—
Sponsor note payable	—	—	—		—		—	—	—		—		—		—		—	3,000,000	P	—
																		(3,000,000)	Q
Due to related party	2,273,243	311,599	—		—		311,599	—	(2,584,842)	C	—		—		—		—	—		—
Total current liabilities	2,279,493	317,849	—		—		317,849	330,661	(2,915,503)		—		—		—		12,500	—		12,500
Non-current liabilities
Convertible notes payable	—	—	—		—		—	—	—		—		574,693,000	G	—		574,693,000	—		574,693,000
Total non-current liabilities	—	—	—		—		—	—	—		—		574,693,000		—		574,693,000	—		574,693,000
Total liabilities	2,279,493	317,849	—		—		317,849	330,661	(2,915,503)		—		574,693,000		—		574,705,500	—		574,705,500
Class A ordinary shares subject to possible redemption	—	—	—		—		—	206,315,677	(204,013,876)	F	—		—		—		—	3,000,000	P	—
									(3,000,000)	L								(3,000,000)	F
									698,199	L

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JULY 31, 2025(1) — (Continued)

	Pubco July 31, 2025 (Historical)	Newco July 31, 2025 (Historical)	Contribution Agreement Transaction Accounting Adjustments		Newco Subscription Agreements Transaction Accounting Adjustments		Newco Pro Forma Adjusted	CEPO June 30, 2025 (Historical)	Scenario 1: No Redemptions Scenario								Scenario 2: 100% Redemptions Scenario
									Transaction Accounting Adjustments		Equity PIPE Transaction Accounting Adjustments		Convertible Notes Transaction Accounting Adjustments	Preferred Stock Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
EQUITY
Newco Class A Interests	—	—	—		—		—	—	—		—		—	—		—	—		—
Newco Class B Interests	—	—	—		—		—	—	—		—		—	—		—
Pubco convertible preferred stock	—	—	—		—		—	—	—		—		—	301,920,000	H	301,920,000	—		301,920,000
Discount on convertible preferred stock	—	—	—		—		—	—	—		—		—	(45,288,000)	H	(45,288,000)	—		(45,288,000)
Pubco Class A Common Stock	10	—	—		—		—	—	2,844,959	D			—	—		3,934,656	(200,000)	K	3,734,656
									(10)	D
									1,089,697	K
Pubco Class B Common Stock	—	—	—		—		—	—	2,751,943	D	—		—	—		2,751,943	—		2,751,943
CEPO preference shares	—	—	—		—		—	—	—		—		—	—		—	—		—
CEPO Class A Ordinary Shares	—	—	—		—		—	50	2,000	F	4,000	A	—	—		—	—		—
									250	I	4,597	O
									(10,897)	K
CEPO Class B Ordinary Shares	—	—	—		—		—	500	(500)	I	—		—	—		—	—		—

Subscription receivable	(10)	—	—		—		—	—	10	D	—		—	—		—	—		—
Additional paid-in capital	—	—	2,779,413,500	N	93,944,176	M	2,873,357,676	—	(52,693,440)	C	399,996,000	A	—	—		3,873,344,969	(204,013,876)	F	3,666,531,093
									(5,596,902)	D	464,280,863	O					(3,000,000)	E
									(8,932,554)	E							200,000	K
									204,011,876	F
									250	I
									(1,078,800)	K
Accumulated deficit	(6,250)	1,133,059	—		—		1,133,059	(2,979,054)	(31,941,220)	C	—		—	—		(23,000,220)	(3,000,000)	P	(23,000,220)
									8,932,554	E							3,000,000	E
									698,199	L
									3,000,000	L
									(698,199)	L
									(1,139,309)	S
Total equity	(6,250)	1,133,059	2,779,413,500		93,944,176		2,874,490,735	(2,978,504)	121,239,907		864,285,460		—	256,632,000		4,113,663,348	(207,013,876)		3,906,649,472
Total equity and liabilities	$2,273,243	$1,450,908	$2,779,413,500		$93,944,176		$2,874,808,584	$203,667,834	$(87,991,273)		$864,285,460		$574,693,000	$256,632,000		$4,688,368,848	$(207,013,876)		$4,481,354,972

____________

(1)      The unaudited pro forma condensed combined balance sheet as of July 31, 2025, combines the historical audited balance sheet of Pubco as of July 31, 2025, with the historical audited balance sheet of Newco as of July 31, 2025, with the historical unaudited balance sheet of CEPO as of June 30, 2025.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SEVEN MONTHS ENDED JULY 31, 2025(2)

	Pubco July 31, 2025 (Historical)	Newco July 31, 2025 (Historical)	Contribution Agreement Transaction Accounting Adjustments	Newco Subscription Agreements Transaction Accounting Adjustments	Newco Pro Forma Adjusted	CEPO June 30, 2025 (Historical)	Scenario 1: No Redemptions Scenario						Scenario 2: 100% Redemptions Scenario
							Transaction Accounting Adjustments		Equity PIPE Transaction Accounting Adjustments	Convertible Notes Transaction Accounting Adjustments	Preferred Stock Transaction Accounting Adjustments	Pro Forma Combined	Transaction Accounting Adjustments	Pro Forma Combined
General and administrative costs	$(6,250)	$(6,250)	$—	$—	$(6,250)	$(308,884)	$(85,556)	DD	$—	$—	$—	$(406,940)	$—	$(406,940)
Administrative expenses – related party	—	—				(58,065)	58,065	BB				—	—	—
Loss from operations	(6,250)	(6,250)	—	—	(6,250)	(366,949)	(27,491)		—	—	—	(406,940)	—	(406,940)

Other income (expense):
Interest income on investments held in the Trust Account	—	—	—	—	—	3,315,677	(3,315,677)	AA	—	—	—	—	—	—
Change in fair value of subscribed interests asset	—	1,139,309			1,139,309	—	(1,139,309)	FF	—	—	—	—	—	—
Change in fair value of Bitcoin	—	—	—	—	—	—	937,262,402	CC	—	—	—	937,262,402	—	937,262,402
Other income, net	—	1,139,309	—	—	1,139,309	3,315,677	932,807,416		—	—		937,262,402	—	937,262,402
Net income (loss) before tax expense	(6,250)	1,133,059	—	—	1,133,059	2,948,728	932,779,925		—	—	—	936,855,462	—	936,855,462

Deferred tax expense	—	—	—	—	—	—	(196,825,104)	EE	—	—	—	(196,825,104)	—	(196,825,104)
Net (loss) income	$(6,250)	$1,133,059	$—	$—	$1,133,059	$2,948,728	$735,954,821		$—	$—	$—	$740,030,358	$—	$740,030,358

Basic and diluted net income per share	$(6.25)	$1,133,059				$0.12

Pro forma weighted average number of shares outstanding – basic												393,465,566(1)		373,465,566(1)
Pro forma income per share – basic												$1.88		$1.98
Pro forma weighted average number of shares outstanding – diluted												460,897,332(1)		440,897,332(1)
Pro forma income per share – diluted												$1.61		$1.68

____________

(1)      Please refer to Note 7 — “Net Earnings (Loss) per Share” for details.

(2)     The unaudited pro forma condensed combined statement of operations for the seven months ended July 31, 2025, combines the historical audited statement of operations of Pubco for the period July 14, 2025 (Inception) through July 31, 2025, with the historical audited statement of operations of Newco for the period July 14, 2025 (Inception) through July 31, 2025, with the historical unaudited statement of operations of CEPO for the six months ended June 30, 2025.

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024(2)

	Pubco (Historical	Newco (Historical)	Contribution Agreement Transaction Accounting Adjustments	Newco Subscription Agreements Transaction Accounting Adjustments	Newco Pro Forma Adjusted	CEPO (Historical)	Scenario 1: No Redemptions Scenario						Scenario 2: 100% Redemptions Scenario
							Transaction Accounting Adjustments		Equity PIPE Transaction Accounting Adjustments	Convertible Notes Transaction Accounting Adjustments	Preferred Stock Transaction Accounting Adjustments	Pro Forma Combined	Transaction Accounting Adjustments	Pro Forma Combined
General and administrative costs	$—	$—	$—	$—	$—	$(84,402)	$(8,953,500)	AA	$—	$—	$—	$(9,184,569)	$—	$(9,184,569)
							(146,667)	CC
Loss from operations	—	—	—	—	—	(84,402)	(9,100,167)		—	—	—	(9,184,569)	—	(9,184,569)

Other income (expense):
Interest expense	—	—	—	—	—	—	(22,987,720)	DD	—	—	—	(22,987,720)		(22,987,720)
Change in fair value of Bitcoin	—	—	—	—	—	—	1,984,159,341	BB	—	—	—	1,984,159,341	—	1,984,159,341
Other income (expense):	—	—	—	—	—	—	1,961,171,621		—	—	—	1,961,171,621	—	1,961,171,621
Net income (loss) before tax expense	—	—	—	—	—	(84,402)	1,952,071,454		—	—	—	1,951,987,052	—	1,951,987,052
Deferred tax expense	—	—	—	—	—	—	(416,673,462)	EE	—	—	—	(416,673,462)	—	(416,673,462)
Net (loss) income	$—	$—	$—	$—	$—	$(84,402)	$1,535,397,992		$—	$—	$—	$1,535,313,590	$—	$1,535,313,590

Basic and diluted net loss per share	$—	$—				$(0.02)

Pro forma weighted average number of shares outstanding – basic												393,465,566 (1)		373,465,566 (1)
Pro forma income per share – basic												$3.90		$4.11
Pro forma weighted average number of shares outstanding – diluted												460,897,332 (1)		440,897,332 (1)
Pro forma income per share – diluted												$3.33		$3.48

____________

(1)      Please refer to Note 7 — “Net Earnings (Loss) per Share” for details.

(2)      The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024, contains the historical audited statement of operations of CEPO for the year ended December 31, 2024. Pubco and Newco were incorporated on July 14, 2025, therefore there are no historical statements of operations for the year ended December 31, 2024, included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024.

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Description of the Proposed Transactions in the Business Combination Agreement

On July 16, 2025, CEPO, Pubco, CEPO Merger Sub, the Seller, Newco, CEPO Subsidiary A, CEPO Subsidiary B, and Newco Merger Sub entered into the Business Combination Agreement. Pursuant to the Business Combination Agreement, upon the Closing, (i) CEPO will merge with and into CEPO Merger Sub, with CEPO Merger Sub continuing as the CEPO Surviving Subsidiary and as a result of which (a) immediately prior to the Effective Time, each issued and outstanding CEPO Class B Ordinary Share will automatically convert into one CEPO Class A Ordinary Share, and (b) at the Effective Time, the holders of CEPO Class A Ordinary Shares will receive one share of Pubco Class A Stock, for each CEPO Class A Ordinary Share held by such CEPO Shareholder and (ii) at least two (2) hours after the CEPO Merger, Newco Merger Sub will merge with and into Newco, with Newco continuing as the surviving entity, and as a result of which (a) the Seller will receive shares of Pubco Class A Stock and Pubco Class B Stock in exchange for its Newco Interests as described below and (b) the Newco Equity Investors will receive Newco Exchange Interests in exchange for their Newco Class A Interests as described below. As a result of the Mergers, CEPO Surviving Subsidiary will become a wholly owned subsidiary of Pubco, CEPO Subsidiary B will become the managing member of Newco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with applicable law.

As consideration for the Newco Merger, the Seller will be entitled to receive, in exchange for its Newco Class A Interests and Newco Class B Interests an equal number of shares of Pubco Class A Stock and Pubco Class B Stock, each equal to (x) the product of (A) 25,000, multiplied by (B) the Closing Bitcoin Price, divided by (y) $10.00.

As consideration for the Newco Merger, the Newco Equity Investors will be entitled to receive from Newco, on a one-for-one basis, the Newco Exchange Interests in exchange for their Newco Class A Interests. The Newco Exchange Interests shall include the right of each Newco Equity Investor to require Pubco to cause the redemption by Newco of all, or a portion of, its Newco Exchange Interests in exchange for an equal number of shares of Pubco Class A Stock or, at Pubco’s election, the cash equivalent, in each case subject to the terms and conditions of the First A&R Newco LLCA.

In connection with the Closing, Pubco will issue two (2) classes of shares of Pubco Stock with different voting and economic rights attached to them. The shares of Pubco Class A Stock will have no voting rights other than as required by the General Corporation Law of the State of Delaware. Holders of shares of Pubco Class B Stock will be entitled to one (1) vote per share. Holders of Pubco Class A Stock will be entitled to receive distributions in proportion to the number of shares of Pubco Class A Stock held by them. Holders of Pubco Class B Stock will not have any economic rights. In addition, the shares of Pubco Class A Stock will be admitted and listed for trading on Nasdaq or any other stock market agreed to by CEPO and Pubco and will be freely transferable, subject to, as applicable, the terms of the Lock-Up Agreement, the Insider Letter and any restrictions pursuant to applicable law. The shares of Pubco Class B Stock will not be admitted and listed for trading on any stock exchange and will not be freely transferable. Immediately following Closing, (i) all shares of Pubco Class A Stock will be held by the Seller, CEPO Shareholders and CEPO Equity PIPE Investors and (ii) all shares of Pubco Class B Stock will be held only by the Seller. Following Closing and upon conversion of the Convertible Notes or the shares of Preferred Stock, as applicable, the shares of Pubco Class A Stock may also be held by the Convertible Notes Investors and Preferred Stock Investors. The shares of Pubco Class B Stock will be cancelled pro rata upon any transfer of shares of Pubco Class A Stock by the Seller to any third party (other than its permitted transferees). The shares of Pubco Class A Stock will acquire full voting rights upon cancellation of all shares of Pubco Class B Stock.

Related Agreements

Contribution Agreement

Concurrently with the execution of the Business Combination Agreement, the Seller and Newco entered into the Contribution Agreement, pursuant to which, immediately prior to the Closing, the Seller will contribute to Newco 25,000 Bitcoin in exchange for an equal number of Newco Class A Interests and Newco Class B Interests each equal to (a) 25,000 multiplied by the Closing Bitcoin Price, divided by (b) $10.00.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, CEPO, Pubco and the Sponsor entered into the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor agreed (i) to vote its CEPO Ordinary Shares in favor of the Business Combination Agreement and the Transactions and each of the CEPO Shareholder Approval Matters, (ii) to vote its CEPO Ordinary Shares against (a) any Acquisition Proposal or Alternative Transaction, (b) any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by CEPO (other than the Transactions), (c) any change in the business of CEPO, and (d) any proposal, action or agreement involving CEPO that would or would reasonably be expected to jeopardize the Transactions, (iii) to comply with the restrictions imposed by the Insider Letter, including the restrictions on transferring and redeeming CEPO Ordinary Shares in connection with the Transactions, (iv) to waive the anti-dilution rights of the issued and outstanding CEPO Founder Shares, (v) to forfeit 50% of its CEPO Class B Ordinary Shares immediately prior to, and conditioned upon, the consummation of the CEPO Merger, and (vi) subject to and conditioned upon the Closing, that any loans outstanding from the Sponsor to CEPO shall be repaid either in cash or in CEPO Class A Ordinary Shares at $10.00 per share as determined by Sponsor on the CEPO Pre-Closing Statement.

Further, pursuant to the Sponsor Support Agreement, the Sponsor and CEPO agreed that prior to Closing they will enter into an amendment to the Insider Letter to (i) extend the transfer and lock-up restrictions applicable to the CEPO Founder Shares pre-Closing so that they also apply to the CEPO Founder Shares post-Closing, (ii) modify the duration of the lock-up applicable to the CEPO Founder Shares to be the earlier of (a) the twelve (12) month anniversary of the Closing Date and (b) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Pubco Stock for cash, securities or other property, and (iii) add Pubco as a party.

Convertible Notes Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Pubco and CEPO entered into the July Convertible Notes Subscription Agreements with the July Convertible Notes Investors, pursuant to which the July Convertible Notes Investors have agreed to purchase, in a private placement, $500 million aggregate principal amount of Convertible Notes, upon the terms and subject to the conditions set forth therein. In addition, Pubco has granted the July Convertible Notes Investors (i) an option to purchase additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable within 15 days following the execution of the July Convertible Notes Subscription Agreements, (ii) an option to purchase additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable within 30 days following the execution of the July Convertible Notes Subscription Agreements and (iii) an option to purchase up to 3,200,000 shares of Preferred Stock with an aggregate principal amount of $320 million at a purchase price of $85.00 per share, exercisable within 30 days following the execution of the July Convertible Notes Subscription Agreements, in each case, on a pro rata basis based on such July Convertible Note Investor’s participation in the Initial Convertible Notes Private Placement.

Further, the July Convertible Notes Subscription Agreements provide that, if any July Convertible Notes Investors should elect not to exercise their pro rata share of the Options, such unexercised portion of the Options will be offered to and may be exercised by the remaining July Convertible Notes Investors pro rata to their participation in the Initial Convertible Note Private Placement and the applicable Option until 5:00 p.m. New York time on the Business Day immediately after the expiry of the applicable Option.

Pursuant to the terms of the July Convertible Notes Subscription Agreements, certain July Convertible Notes Investors exercised their pro rata share of the First Convertible Notes Option and the Unexercised Option in relation to the First Convertible Notes Option, to purchase additional Convertible Notes in an aggregate principal amount of $34.87 million and of the Second Convertible Notes Option and the Unexercised Option in relation to the Second Convertible Notes Option to purchase additional Convertible Notes in an aggregate principal amount of $9.323 million.

On August 7, 2025, CEPO and Pubco entered into the August Convertible Notes Subscription Agreements, pursuant to which the August Convertible Notes Investors agreed to purchase Convertible Notes in an aggregate principal amount of $30.5 million, upon the terms and subject to the conditions set forth therein.

With the inclusion of the Convertible Notes subscribed for in the July Convertible Notes Private Placement and the August Convertible Notes Private Placement, taken together, the total aggregate principal amount of the Convertible Notes will be $574.693 million.

The Convertible Notes will be senior, secured obligations of Pubco and accrue interest at a rate of 1.00% per annum payable semi-annually in arrears and will mature approximately five (5) years from the date the Convertible Notes are issued, unless earlier converted, redeemed or repurchased. The initial conversion rate will be equal to 76.9231 shares of Pubco Class A Stock, subject to customary adjustments, which represents an initial conversion price of approximately $13.00 per share of Pubco Class A Stock. The conversion price is based on a reference price of $10.00 per share and is subject to a 30% premium. If Pubco undergoes a “fundamental change” (as defined in the Indenture), holders of the Convertible Notes may require Pubco to repurchase for cash all or any portion of their Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. In addition, holders of the Convertible Notes have the right to require Pubco to repurchase for cash all or any portion of their Convertible Notes beginning three years from the date the Convertible Notes are issued at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any.

Pursuant to the Security Agreement, subject to certain exceptions, the Convertible Notes will be secured by a first priority security interest in such number of Bitcoin representing $1,724.079 million, calculated based on the Bitcoin Price as averaged over the period of ten (10) consecutive days ending two (2) calendar days immediately prior to the Closing.

Pubco has assessed the accounting treatment of the Convertible Notes and has elected the fair value option for the Convertible Notes. 100% of the net proceeds have been reflected as debt in the unaudited condensed combined pro forma balance sheet.

Preferred Stock Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Pubco and CEPO entered into the July Preferred Stock Subscription Agreement with the July Preferred Stock Investor, pursuant to which the July Preferred Stock Investor has agreed to purchase, in a private placement, 300,000 shares of Preferred Stock with an aggregate principal amount of $30 million at $85.00 per share for an aggregate purchase price of $25.5 million, upon the terms and subject to the conditions set forth therein. Pursuant to the terms of the July Convertible Notes Subscription Agreements, certain July Convertible Notes Investors exercised their pro rata share of the Preferred Stock Option and the Unexercised Option in relation to the Preferred Stock Option to purchase an aggregate of approximately 2.236 million shares of Preferred Stock with an aggregate principal amount of approximately $223.62 million at a purchase price of $85.00 per share for a total aggregate purchase price of approximately $190.08 million.

On August 25, 2025, CEPO and Pubco entered into the August Preferred Stock Subscription Agreements with the August Preferred Stock Investors, pursuant to which the August Preferred Stock Investors have agreed to purchase, upon the terms and subject to the conditions set forth therein, in a private placement, an aggregate of 482,924 shares of Preferred Stock with an aggregate principal amount of approximately $48.3 million, at a purchase price of $85.00 per share, for an aggregate purchase price of approximately $41.05 million.

With the inclusion of the shares of Preferred Stock subscribed for in the Preferred Stock Private Placements and the exercise of the Preferred Stock Option by certain July Convertible Notes Investors, taken together, Pubco will issue 3,019,200 shares of Preferred Stock at Closing in the aggregate with a total aggregate principal amount of $301.92 million, for a total purchase price of $256.632 million.

The Preferred Stock will accumulate cumulative dividends at a rate per annum equal to 7% on the liquidation preference thereof, which is in the amount of $100 per share of Preferred Stock, (the “Liquidation Preference”), regardless of whether or not declared or funds are legally available for their payment, on the dates specified in the Certificate of Designations (“Regular Dividends”).

Regular Dividends on the Preferred Stock will be payable, at Pubco’s election, in cash, shares of Class A Pubco Stock or a combination of cash and shares of Class A Pubco Stock, in the manner described in, and subject to the provisions of, the Certificate of Designations.

Subject to certain limitations set forth in the Certificate of Designations, holders of Preferred Stock will have the right to convert some or all of their shares of Preferred Stock into shares of Pubco Class A Stock at the then-applicable conversion rate.

The initial conversion rate is 7.6923 shares of Pubco Class A Stock per share of Preferred Stock, which represents an initial conversion price of approximately $13.00 per share of Pubco Class A Stock, and is subject to adjustment pursuant to the terms of the Certificate of Designations. If a “Fundamental Change” (as defined in the Certificate of Designations) occurs, then holders of Preferred Stock may convert their shares of Preferred Stock into shares of Pubco Class A Stock as the conversion rate then in effect plus a Make-Whole Premium (as defined in the Certificate of Designations) at any time from, and including, the effective date of such Fundamental Change, to, and including, the 30th trading day after such effective date. In the event that the last reported sale price for the Pubco Class A Stock for the period ending on the Effective Date is less than the conversion price then in effect, holders of Preferred Stock will be granted a one-time option to convert all, in whole but not in part, of such holder’s outstanding shares of Preferred Stock into Pubco Class A Stock at an adjusted conversion price equal to the Liquidation Preference divided by the greater of (x) the last reported sale price on the effective date of such Fundamental Change and (y) the Floor Price (as defined in the Certificate of Designations).

Pubco is assessing the accounting treatment including whether they will elect the fair value option of the Preferred Stock and 100% of the net proceeds have been allocated to equity classified preferred stock in the unaudited condensed combined pro forma balance sheet.

CEPO Equity PIPE Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, CEPO and Pubco entered into the CEPO Cash Equity PIPE Subscription Agreements with the CEPO Cash Equity PIPE Investors, pursuant to which the CEPO Cash Equity PIPE Investors agreed to purchase, in a private placement immediately prior to the CEPO Merger, 40,000,000 CEPO Class A Ordinary Shares, at a purchase price of $10.00 per share payable in cash, for an aggregate purchase price of $400 million, which includes the agreement of the Sponsor to subscribe for 500,000 CEPO Cash Equity PIPE Shares and of an independent director of CEPO to subscribe for 100,000 CEPO Cash Equity PIPE Shares.

Additionally, CEPO and Pubco entered into the July CEPO BTC Equity PIPE Subscription Agreements with the July CEPO BTC Equity PIPE Investors, pursuant to which the July CEPO BTC Equity PIPE Investors agreed to purchase, in a private placement immediately prior to the CEPO Merger, a number of CEPO Class A Ordinary Shares, at $10.00 per share, in exchange for 4,156.11 Bitcoin in the aggregate, with the number of CEPO BTC Equity PIPE Shares to be issued to each CEPO BTC Equity PIPE Investor being equal to (i) the product of (A) the number of Bitcoin contributed by such CEPO BTC Equity PIPE Investor multiplied by (B) the Closing Bitcoin Price and then divided by (ii) $10.00.

On August 28, 2025, CEPO and Pubco entered into the August CEPO BTC Equity PIPE Subscription Agreement with the August CEPO BTC Equity PIPE Investor, pursuant to which the August CEPO BTC Equity PIPE Investor agreed to purchase, in a private placement immediately prior to the CEPO Merger, a number of CEPO Class A Ordinary Shares, at $10.00 per share, in exchange for 20 Bitcoin in the aggregate, with the number of CEPO BTC Equity PIPE Shares to be issued to each CEPO BTC Equity PIPE Investor being equal to (i) the product of (A) the number of Bitcoin contributed by such CEPO BTC Equity PIPE Investor multiplied by (B) the Closing Bitcoin Price and then divided by (ii) $10.00.

With the inclusion of the Bitcoin to be contributed pursuant to the July CEPO BTC Equity PIPE and the August CEPO BTC Equity PIPE, taken together, the total number of Bitcoin to be contributed by CEPO BTC Equity PIPE Investors is 4,176.11 Bitcoin.

Pubco is assessing the accounting treatment including whether they will elect the fair value option of the CEPO BTC Equity PIPE Subscription Agreements and 100% of the net proceeds have been allocated to equity classified shares in the unaudited condensed combined pro forma balance sheet.

Newco Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Newco, Pubco and CEPO entered into the Newco Subscription Agreements with the Newco Equity Investors, pursuant to which the Newco Equity Investors have agreed to purchase, in a private placement immediately prior to the Newco Merger, Newco Class A Interests at $10.00 per interest, in exchange for 865 Bitcoin in the aggregate, with the number of Newco Class A Interests to be issued to each Newco Equity Investor being equal to (i) the product of (A) the number of Bitcoin contributed by such

Newco Equity Investor multiplied by (B) the Closing Bitcoin Price and then divided by (ii) $10.00. On August 28, 2025, CEPO, Pubco and Newco entered into a termination agreement with an investor in the Newco Private Placement, which terminated the Newco Subscription Agreement with such investor, pursuant to which such investor had agreed to purchase Newco Class A Interests in exchange for 20 Bitcoin. As a result, the Newco Equity Investors will exchange 845 Bitcoin in the aggregate for Newco Class A Interests.

Each Newco Equity Investor had the option to elect to purchase the Newco Class A Interests either (i) by delivering the Stated Bitcoin Amount or (ii) by delivering the Stated Dollar Amount. If the Newco Equity Investor elected to purchase the Newco Class A Interests by delivering the Stated Bitcoin Amount, then the number of Newco Class A Interests to be delivered to such Newco Equity Investor will be equal to (i) the Stated Bitcoin Amount multiplied by the Closing Bitcoin Price, divided by (ii) $10.00. If the Newco Equity Investor elected to purchase the Newco Class A Interests by delivering the Stated Dollar Amount, then the number of Newco Class A Interests to be delivered to such Newco Equity Investor will be equal to (i) the Stated Dollar Amount divided by (ii) $10.00. Each of the Newco Equity Investors elected to purchase the Newco Class A Interests by delivering the Stated Bitcoin Amount.

Pubco is assessing the accounting treatment including whether they will elect the fair value option of the Newco Subscription Agreements and 100% of the net proceeds have been allocated to equity classified shares in the unaudited condensed combined pro forma balance sheet.

Lock-Up Agreement

Concurrently with the Closing, the Seller will enter into the Lock-Up Agreement with Pubco, pursuant to which the Seller will agree that the shares of Pubco Class A Stock received by the Seller will be locked-up and subject to transfer restrictions, as described below, subject to certain exceptions. The shares of Pubco Class A Stock held by the Seller will be locked up until the earlier of (i) the one year anniversary of the Closing and (ii) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Closing which results in all of Pubco’s stockholders having the right to exchange their shares of Pubco Stock for cash, securities or other property.

Amended and Restated Registration Rights Agreement

Concurrently with the Closing, the Sponsor, CEPO, Pubco and the Seller will enter into a registration rights agreement that will amend and restate the registration rights agreement entered into at the time of CEPO’s initial public offering between CEPO and the Sponsor (the “Amended and Restated Registration Rights Agreement”), pursuant to which Pubco will (i) assume the registration obligations of CEPO under such registration rights agreement, with such rights applying to the shares of Pubco Class A Stock and (ii) provide registration rights with respect to the resale of shares of Pubco Class A Stock held by the Sponsor and the Seller.

Pubco estimates that up to approximately 278,694,327 shares of Pubco Class A Stock will be subject to registration rights pursuant to the Amended and Restated Registration Rights Agreement immediately following the Closing, representing approximately 70.8% of the total issued and outstanding shares of Pubco Class A Stock following the Business Combination and the consummation of the Private Placement Investments, and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, that there are no CEPO Dissenting Shares, that all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements, that no Convertible Notes or shares of Preferred Stock are converted into shares of Pubco Class A Stock, that all Newco Exchange Interests are redeemed in exchange for shares of Pubco Class A Stock, that no shares of Pubco Class A Stock are issued pursuant to the Incentive Plan and a Closing Bitcoin Price of $110,077.73.

Merger Consideration

As consideration for the Newco Merger:

(1)    the Seller will be entitled to receive an equal number of shares of Pubco Class A Stock and Pubco Class B Stock each equal to: (i) the product of (A) 25,000, multiplied by (B) the Closing Bitcoin Price, divided by (ii) $10.00; and

(2)    the Newco Equity Investors will be entitled to receive one Newco Exchange Interest for each Newco Class A Interest held by such Newco Equity Investor immediately prior to the Effective Time. The Newco Exchange Interests can be redeemed by the relevant holder in exchange for, at Pubco’s election, shares of Pubco Class A Stock on a 1:1 basis or the cash equivalent.

By virtue of the CEPO Merger:

(1)    immediately prior to the CEPO Merger, each issued and outstanding CEPO Class B Ordinary Share (other than treasury shares) will be automatically converted into one CEPO Class A Ordinary Share in accordance with the CEPO Memorandum and Articles; and

(2)    as consideration for the CEPO Merger, each issued and outstanding CEPO Class A Ordinary Share (other than (x) treasury shares, (y) shares of holders of CEPO Class A Ordinary Shares who have exercised their rights of redemption and (z) CEPO Dissenting Shares) will be automatically converted into one share of Pubco Class A Stock.

CF&Co Agreements

CEPO has engaged CF&Co. pursuant to the Business Combination Marketing Agreement as an advisor in connection with an initial business combination to assist CEPO in holding meetings with CEPO Shareholders to discuss the potential initial business combination and the acquisition target’s attributes, introduce CEPO to potential investors that are interested in purchasing its securities and assist CEPO with its press releases and public filings in connection with an initial business combination. CEPO will pay CF&Co. a cash fee of $7,000,000 for such services upon the consummation of an initial business combination, including the Business Combination.

CEPO and Pubco have also engaged CF&Co. pursuant to the Private Placement Engagement Letter as the lead placement agent for the Private Placement Investments. Pursuant to the Private Placement Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to up to approximately $54.5 million, which is equal to the sum of (i) 5.0% of the gross proceeds received by Pubco and CEPO pursuant to the CEPO Cash Equity PIPE (assuming that all CEPO Cash Equity PIPE Investors fund their commitments in their CEPO Cash Equity PIPE Subscription Agreements); (ii) 4.5% of the gross proceeds received by Pubco and CEPO pursuant to the Preferred Stock Private Placements and the exercise of the Preferred Stock Option (assuming that the Preferred Stock Investors and any July Convertible Notes Investors who exercise the Preferred Stock Option fund their commitments in their Preferred Stock Subscription Agreements and July Convertible Notes Subscription Agreements); and (iii) 4.0% of the gross proceeds received by Pubco and CEPO pursuant to the Convertible Notes Private Placement, excluding the Preferred Stock Option (assuming that the Convertible Notes Investors fund their commitments in their Convertible Notes Subscription Agreements); provided that 1% of each such fee is payable at the sole discretion of Pubco; provided, further, that such fees are reduced with respect to proceeds received from certain investors; and provided further, that the amount of such fee will be reduced by an amount equal to the product of (a) 3.5%, (b) $10.00 and (c) the number of Public Shares redeemed in connection with the Business Combination. No fee is payable to CF&Co. for the proceeds raised pursuant to the CEPO BTC Equity PIPE and the Newco Private Placement. CEPO will also reimburse CF&Co. at Closing, for all reasonable and documented out-of-pocket expenses incurred by CF&Co. in connection with CF&Co. rendering its services under the Private Placement Engagement Letter, the aggregate amount of which will not exceed $40,000. Pursuant to the Private Placement Engagement Letter, CF&Co. also has a right to act, during the period of its engagement and 12 months thereafter, as (i) Pubco’s lead managing underwriter, initial purchaser placement agent and/or arranger for any subsequent financing and (ii) Pubco’s lead financial advisor for any potential acquisition, disposition or other extraordinary corporate transaction involving Pubco or any of its subsidiaries, assets, securities or businesses, in each case, on such other terms and conditions customary for CF&Co. for similar transactions, which terms and conditions will be embodied in one or more separate written agreements, which agreements shall be based on CF&Co.’s customary form for the applicable financing or transaction.

CEPO has also engaged CF&Co. pursuant to the M&A Engagement Letter, pursuant to which, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to $15 million.

Note 2 — Basis of Presentation and Accounting Policies

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that Pubco will experience. Pubco, Newco and CEPO did not have any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified transaction accounting adjustments and presents the Management’s Adjustments. Pubco has elected not to present Management’s Adjustments and will only be presenting transaction accounting adjustments in the following unaudited pro forma condensed combined financial information.

CEPO does not meet the definition of a “business” pursuant to ASC 805-10-55 as it is an empty listed shell holding only cash raised as part of its original equity issuance. As a result, the Business Combination does not qualify as a “business combination” within the meaning of ASC 805, Business Combinations; rather, the Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. See Note 3 — Accounting for the Business Combination for more details.

The historical financial statements of Pubco have been prepared in accordance with U.S. GAAP. The historical financial statements of Newco have been prepared in accordance with U.S. GAAP. The historical financial statements of CEPO have been prepared in accordance with U.S. GAAP. The unaudited pro forma condensed combined financial information reflects U.S. GAAP, the basis of accounting used by Newco.

Pubco has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios of Public Shares into cash as more fully described below:

•        Scenario 1 — Assuming No Redemptions:    This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares upon consummation of the Business Combination.

•        Scenario 2 — Assuming 100% Redemptions:    This presentation assumes that Public Shareholders holding 20,000,000 Public Shares exercise their redemption rights for $207.0 million in the aggregate upon consummation of the Business Combination at a redemption price of approximately $10.35 per share as of July 31, 2025 (inclusive of $0.15 per share to be funded pursuant to the Sponsor Note and which amount takes into account CEPO’s estimate of the amount that may be withdrawn to pay applicable taxes, if any). The 100% Redemptions scenario reflects the maximum number of Public Shares that can be redeemed and includes all adjustments contained in the “No Redemptions” scenario and presents additional adjustments to reflect the effect of the 100% Redemptions scenario.

The following tables set out Class A and Class B share ownership of Pubco on a pro forma basis assuming the No Redemptions scenario and the 100% Redemptions scenario:

Pro Forma Ownership	No Redemptions		100% Redemptions
	Number of Shares	Percent Outstanding	Number of Shares	Percent Outstanding
Newco Class A members	275,194,327	69.9%	275,194,327	73.7%
Public Shareholders	20,000,000	5.1%	—	—%
Sponsor(1)	3,500,000	0.9%	3,500,000	0.9%
CEPO Cash Equity PIPE Investors(2)	39,500,000	10.0%	39,500,000	10.6%
CEPO BTC Equity PIPE Investors	45,969,671	11.7%	45,969,671	12.3%
Newco Equity Investors(3)	9,301,568	2.4%	9,301,568	2.5%
Total shares of Pubco Class A Stock outstanding(4)	393,465,566		373,465,566

____________

(1)      Includes 5,000,000 CEPO Class B Ordinary Shares (or 2,500,000 CEPO Class B Ordinary Shares after the agreed upon surrender), 500,000 CEPO Class A Ordinary Shares and 500,000 shares of Pubco Class A Stock purchased by the Sponsor in the CEPO Cash Equity PIPE.

(2)      Excludes 500,000 shares of Pubco Class A Stock purchased by the Sponsor in the CEPO Equity PIPE.

(3)      Assumes Newco Exchange Interests are exchanged for shares of Pubco Class A Stock.

(4)      Excludes 44,207,151 shares of Pubco Class A Stock issuable upon conversion of the Convertible Notes and 23,224,615 shares of Pubco Class A Stock issuable upon conversion of the shares of Preferred Stock, in each case, at the applicable conversion price of $13.00 per share.

	No Redemptions		100% Redemptions
	Number of Shares	Percent Outstanding	Number of Shares	Percent Outstanding
Newco Class B members	275,194,327	100%	275,194,327	100%
Total shares of Pubco Class B Stock outstanding	275,194,327		275,194,327

The pro forma adjustments include an income tax effect related to the unrealized gain on the change in the fair value of Bitcoin, calculated at a rate of 21%.

Upon consummation of the Business Combination, management will perform a comprehensive review of the three entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the three entities which, when conformed, could have a material impact on the financial statements of Pubco. Management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3 — Accounting for the Business Combination

The Business Combination will be accounted for as a reverse recapitalization, in accordance with U.S. GAAP. Under this method of accounting, CEPO will be treated as the “acquired” company for financial reporting purposes, and Newco will be the accounting “acquirer.” This determination was primarily based on the assumption that:

•        Newco’s members will hold a majority of the voting power of Pubco post Business Combination;

•        The Pubco Board will consist of seven directors, including (x) four (4) directors who are designated by the Seller prior to the Closing, one of whom being the Chief Executive Officer of Pubco and (y) three (3) directors qualifying as an independent directors under Nasdaq Rules;

•        Newco’s operations will substantially comprise the ongoing operations of Pubco; and

•        Newco’s senior management will comprise the senior management of Pubco.

Another determining factor was that CEPO does not meet the definition of a “business” pursuant to ASC 805-10-55, and thus, for accounting purposes, the Business Combination will be accounted for as a reverse recapitalization, within the scope of ASC 805. The net assets of CEPO will be stated at historical cost, with no goodwill or other intangible assets recorded.

Note 4 — Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of July 31, 2025

The pro forma adjustments to the unaudited pro forma condensed combined balance sheet as of July 31, 2025, are as follows:

A.     Reflects proceeds to be received from the CEPO Cash Equity PIPE of $40,000,000 from the CEPO Cash Equity PIPE Investors (including $5,000,000 from the Sponsor), pursuant to the CEPO Cash Equity PIPE Subscription Agreements, for the issuance of 40,000,000 CEPO Class A Ordinary Shares at $10.00 per share.

B.      Reflects the liquidation and reclassification of $204.0 million of funds held in the Trust Account to cash that becomes available following the Business Combination.

C.     Represents preliminary estimated transaction costs expected to be incurred by CEPO of approximately $29.0 million and $56.3 million of estimated transaction costs to be incurred by Newco for placement agent, legal, accounting, and advisory fees incurred as part of the Business Combination.

For the CEPO transaction costs of $29.0 million, no fees have been paid or accrued as of the pro forma balance sheet date. The $20.0 million of fees related to the CEPO Cash Equity PIPE have been recorded as additional paid-in capital. The remaining amount of $9.0 million is reflected in an adjustment to accumulated losses.

For the Newco fees of $56.3 million, no fees have been paid and $2.6 million of these fees have been accrued as of the pro forma balance sheet date with a corresponding offset to deferred transaction costs. The $0.6 million for the D&O tail policy with a term of six years, which represents a premium of $0.9 million, net of a $0.3 million credit for premiums prepaid by CEPO as of June 30, 2025, has been recorded as prepaid expenses, $23.0 million of debt issuance costs have been recorded as an adjustment to accumulated losses and the remaining $32.7 million of fees have been recorded to additional paid-in capital.

D.     Represents the exchange of Newco Interests as described in (N) below for the issuance of 275,194,327 shares of Pubco Class A Stock and Pubco Class B Stock upon Closing. The Pubco Class A Stock and Pubco Class B Stock were calculated based on the U.S. dollar price of one Bitcoin as determined by multiplying 25,000 by the pro forma Closing Bitcoin Price calculated as the average of the CME CF Bitcoin Reference Rate — New York Variant for the ten-day period from August 29, 2025, to September 7, 2025 of $110,077.73, divided by $10.00.

Reflects the cancellation and extinguishment of 1,000 shares, issued and outstanding, of Pubco Class A Stock at the Closing pursuant to the Business Combination Agreement.

Reflects the exchange of Newco Interests as described in (M) below for the issuance of 9,301,568 shares of Pubco Class A stock.

The table below presents the possible changes in shares to be issued based on a 25% change in the value of Bitcoin:

Change in Bitcoin price	Number of shares	Change in Shares
25% decrease	213,371,922	(71,123,973)
25% increase	355,619,869	71,123,974

E.     In the No Redemptions scenario, represents the elimination of CEPO’s historical accumulated losses after recording the transaction costs to be incurred by CEPO of $9.0 million as described in (C) above and the recognition of interest earned in the Trust Account subsequent to June 30, 2025, as of July 31, 2025, of $0.7 million, the adjustment to CEPO Class A Ordinary Shares subject to redemption of $0.7 million, and the reversal of the $0.15 per Public Share accrual in CEP Class A Ordinary Shares subject to redemption of $3.0 million as described in (L) below. In the 100% Redemptions scenario, includes the adjustments in the No Redemptions scenario and the additional adjustment to CEPO Class A Ordinary Shares subject to redemption for the $0.15 per Public Share redeemed of $3.0 million as described in (P) below.

F.      In the No Redemptions scenario, reflects no redemptions of Public Shares. In the 100% Redemptions scenario, reflects the maximum redemption of 20,000,000 Public Shares for aggregate redemption payments of $207.0 million upon consummation of the Business Combination at a redemption price of approximately $10.35 per share as of July 31, 2025, (inclusive of $0.15 per share to be funded pursuant to the Sponsor Note and which amount takes into account CEPO’s estimate of the additional amount that may be withdrawn to pay applicable taxes, if any). The 100% Redemptions scenario reflects the maximum number of Public Shares that can be redeemed and includes all adjustments contained in the “No Redemptions” scenario and presents additional adjustments to reflect the effect of the 100% Redemptions scenario.

G.     Reflects the proceeds to be received in connection with the Initial Convertible Notes Private Placement of $500.0 million, the August Convertible Notes Private Placement of $30.5 million, the First Convertible Notes Option of $34.87 million and the Second Convertible Notes Option of $9.3 million, for Convertible Notes due five years from the Closing. The Company has assessed the accounting treatment of the Convertible Notes and has elected the fair value option.

H.     Reflects the proceeds to be received from the July Preferred Stock Private Placement in a principal amount of $30.0 million, the August Preferred Stock Private Placement in a principal amount of approximately $48.3 million and the exercise of the Preferred Stock Option in a principal amount of approximately $223.6 million, at $85.00 per share. The Company is assessing the accounting treatment of the Preferred Stock.

I.       Reflects the forfeiture of 2,500,000 CEPO Class B Ordinary Shares by the Sponsor pursuant to the Sponsor Support Agreement and the conversion of 2,500,000 CEPO Class B Ordinary Shares into 2,500,000 CEPO Class A Ordinary Shares upon the Closing.

J.       Reflects the payment of the Sponsor Loan and the payment of all accrued expenses of CEPO at the Closing.

K.     Reflects the conversion of CEPO Class A Ordinary Shares into shares of Pubco Class A Stock upon the consummation of the CEPO Merger at the Closing.

L.      Reflects interest earned in the Trust Account subsequent to June 30, 2025, as of July 31, 2025, of $0.7 million, the reversal of the accrual of the $0.15 per Public Share for redeeming Public Shareholders and the adjustment to CEPO Class A Ordinary Shares subject to redemption of $0.7 million to adjust to the Trust Account value as of July 31, 2025.

M.    Reflects the contribution of 845 Bitcoin by the Newco Equity Investors pursuant to the Newco Subscription Agreements in exchange for 9,301,568 Newco Exchange Interests upon the Closing, which are redeemable for an equal number of shares of Pubco Class A Stock. The 845 Bitcoin were valued at the pro forma Closing Bitcoin Price calculated as the average of the CME CF Bitcoin Reference Rate — New York Variant for the ten-day period from August 29, 2025, to September 7, 2025 of $110,077.73, or $93.0 million. The 845 Bitcoin were valued at a per Bitcoin value of $111,176.54 as of September 7, 2025, or $93.9 million.

The table below presents the possible changes in interests to be issued based on a 25% change in the value of Bitcoin:

Change in Bitcoin price	Number of Interests	Change in Interests
25% decrease	6,976,176	(2,325,392)
25% increase	11,626,960	2,325,392

N.     Reflects the contribution of 25,000 Bitcoin by the Seller valued at the per Bitcoin price of $111,176.54 per Bitcoin as of September 7, 2025, or $2.8 billion, for (i) 277,941,350 Newco Class A Interests and 277,941,350 Newco Class B Interests, upon the Closing.

The table below presents the possible changes in Newco Interests to be issued based on a 25% change in the value of Bitcoin:

Change in Bitcoin price	Number of Interests	Change in Interests
25% decrease	208,456,013	(69,485,337)
25% increase	347,426,688	69,485,338

O.     Reflects the contribution of 4,176.11 Bitcoin from the CEPO BTC Equity PIPE Investors in exchange for 45,969,671 CEPO Class A Ordinary Shares. The aggregate amount of 4,176.11 Bitcoin was valued at the pro forma Closing Bitcoin Price calculated as the average per Bitcoin price of the CME CF Bitcoin Reference Rate — New York Variant for the ten day period from August 29, 2025, to September 7, 2025 of $110,077.73, for an aggregate value of $459.7 million. The 4,176.11 Bitcoin were valued at the per Bitcoin value of $111,176.54 as of the most recent practicable date of September 7, 2025, or $464.3 million

The table below presents the possible changes in CEPO Class A Ordinary Shares to be issued based on a 25% change in the value of Bitcoin:

Change in Bitcoin price	Number of shares	Change in Shares
25% decrease	34,477,253	(11,492,418)
25% increase	57,462,089	11,492,418

P.       In the 100% Redemptions scenario, reflects the draw by CEPO on the Sponsor Note of $3.0 million to fund the $0.15 per Public Share to be paid to redeeming Public Shareholders for the 20,000,000 Public Shares being redeemed.

Q.     In the 100% Redemptions scenario, reflects the repayment of the Sponsor Note payable at the Closing.

R.     Reflects the purchase of Bitcoin with the net proceeds from the Convertible Notes Private Placement, Preferred Stock Private Placement and the CEPO Cash Equity PIPE with a value of $1.1 billion at the $111,176.54 per Bitcoin, as of the most recent practicable date of September 7, 2025, or approximately 10,011.950 Bitcoin at the Closing.

The following table presents the pro forma net proceeds available to purchase Bitcoin:

Total
Proceeds – Convertible Notes	$574,693,000
Proceeds – Preferred Stock	256,632,000
CEPO Equity PIPE	400,000,000
Less:
Cash for operating expenses	(33,000,000)
Fees to be paid at Closing	(85,231,068)
Net proceeds to purchase Bitcoin	$1,113,093,932

S.      Reflects the reversal of the subscribed interests asset upon the issuance of the Newco Interests pursuant to the Contribution Agreement and the Newco Subscription Agreements.

Note 5 — Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Statement of Operations for the Seven Months Ended July 31, 2025

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the seven months ended July 31, 2025, are as follows:

AA.  Reflects the elimination of historical interest income generated from the investments held in the Trust Account after giving effect to the Business Combination as if it had occurred on January 1, 2024.

BB.   Reflects the elimination of administrative service fees that will cease to be paid upon the Closing.

CC.   Reflects the change in fair value of Bitcoin recorded in adjustments M, N, O and R above, at a value of $117,142.56 per Bitcoin, for the period ended July 31, 2025.

Number of Bitcoin	Bitcoin Value on December 31, 2024(1)	Value per Bitcoin at July 31, 2025	Bitcoin Value at July 31, 2025	Change in Fair Value
25,000	$2,343,258,750	$117,142.56	$2,928,564,000	$585,305,250
4,176.11	$391,428,252	$117,142.56	$489,200,216	$97,771,964
845	$79,202,146	$117,142.56	$98,985,463	$19,783,317
10,011.94975127	$938,423,554	$117,142.56	$1,172,825,424	$234,401,870
40,033.059751	$3,752,312,702		$4,689,575,104	$937,262,402

____________

(1)      Bitcoin was valued at the Bitcoin price of $93,730.35 as of December 31, 2024.

DD.   Reflects the amortization of the prepaid D&O tail insurance as described in Adjustment (C) above.

EE.   Reflects the deferred tax benefit to be recorded on the unrealized gain on the change in fair value of Bitcoin.

FF.    Reflects the reversal of the change in fair value of the subscribed interests asset upon the issuance of the Newco Interests pursuant to the Contribution Agreement and the Newco Subscription Agreements.

Note 6 — Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2024

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for year ended December 31, 2024, are as follows:

AA.  Reflects the transaction costs of CEPO.

BB.   Reflects the change in fair value of Bitcoin recorded in adjustments M, N, O and R above, at a value of $93,730.35 for the year ended December 31, 2024.

Number of Bitcoin	Bitcoin Value at January 1, 2024(1)	Value per Bitcoin at December 31, 2024	Bitcoin Value at December 31, 2024	Change in Fair Value
25,000	$1,0104,183,250	$93,730.35	$2,343,258,750	$1,239,075,500
4,176.11	$184,447,628	$93,730.35	$391,428,252	$206,980,623
845	$37,321,394	$93,730.55	$79,202,146	$41,880,752
10,011.949751	$442,201,089	$93,730.55	$938,423,554	$496,222,466
40,033.059751	$1,768,153,361		$3,752,312,702	$1,984,159,341

____________

(1)      Bitcoin was valued at the Bitcoin price of $44,167.33 as of January 1, 2024.

CC.   Reflects the amortization of the prepaid D&O tail insurance as described in Adjustment (C) above.

DD.   Reflects the recognition of the debt issuance costs pursuant to the election of the fair value option on the Convertible Notes.

EE.   Reflects the deferred tax benefit to be recorded on the unrealized gain on the change in the fair value of Bitcoin.

Note 7 — Net Earnings per Share

Represents the earnings per share calculated using the historical weighted average Pubco Class A Stock outstanding and the issuance of additional Pubco Class A Stock in connection with the Business Combination, assuming the shares were outstanding since January 1, 2024. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented. If the number of public shares described under the “Assuming 100% Redemptions” scenario described above are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period. Diluted EPS was calculated using the if-converted method. Pubco Class B Stock have not been included in the earnings per share calculation as each holder of shares of Pubco Class B Stock will not be entitled to economic rights, including any rights to distribution.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption of Public Shares:

	For the Seven Months Ended July 31, 2025 and the Year Ended December 31, 2024
	No Redemptions Scenario	100% Redemptions Scenario
Weighted average shares outstanding – basic and diluted
Newco Class A members	275,194,327	275,194,327
Public Shareholders	20,000,000	—
Sponsor(1)	3,500,000	3,500,000
CEPO Cash Equity PIPE Investors(2)	39,500,000	39,500,000
CEPO BTC Equity PIPE Investors(3)	45,969,671	45,969,671
Newco Equity Investors	9,301,568	9,301,568
Total shares of Pubco Class A Stock outstanding – basic	393,465,566	373,465,566
Shares underlying Convertible Notes	44,207,151	44,207,151
Shares underlying Preferred Stock	23,224,615	23,224,615
Total shares of Pubco Class A Stock outstanding – diluted	460,897,332	440,897,332

____________

(1)      Includes 5,000,000 CEPO Class B Ordinary Shares (or 2,500,000 CEPO Class B Ordinary Shares after the agreed upon surrender), 500,000 CEPO Class A Ordinary Shares and 500,000 shares of Pubco Class A Stock purchased by the Sponsor in the CEPO Cash Equity PIPE.

(2)      Excludes 500,000 shares of Pubco Class A Stock purchased by the Sponsor in the CEPO Equity PIPE.

(3)      Assumes Newco Exchange Interests are exchanged for shares of Pubco Class A Stock.

	Seven Months Ended July 31, 2025
	Assuming No Redemptions	Assuming 100% Redemptions
Pro forma net income	$740,030,358	$740,030,358
Weighted average shares outstanding of Pubco Class A Stock – basic	393,465,566	373,465,566
Net income per share – basic	$1.88	$1.98
Weighted average shares outstanding of Pubco Class A Stock – diluted	460,897,332	440,897,332
Net income per share – diluted	$1.61	$1.68
	Year Ended December 31, 2024
	Assuming No Redemptions	Assuming 100% Redemptions
Pro forma net income	$1,535,313,590	$1,535,313,590
Weighted average shares outstanding of Pubco Class A Stock – basic	393,465,566	373,465,566
Net income per share – basic	$3.90	$4.11
Weighted average shares outstanding of Pubco Class A Stock – diluted	460,897,332	440,897,332
Net income per share – diluted	$3.33	$3.48

INFORMATION ABOUT CEPO

Overview

CEPO is a blank check company incorporated in the Cayman Islands on November 11, 2020, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (an “initial business combination”). CEPO is an early stage and emerging growth company and, as such, CEPO is subject to all of the risks associated with early stage and emerging growth companies.

CEPO Ordinary Shares and CEPO IPO

In November 2020, the Sponsor purchased 14,375,000 CEPO Class B Ordinary Shares for a purchase price of $25,000. On May 21, 2024, the Sponsor surrendered, for no consideration, 9,375,000 CEPO Class B Ordinary Shares, which CEPO canceled, resulting in a decrease in the total number of CEPO Class B Ordinary Shares outstanding from 14,375,000 shares to 5,000,000 shares.

CEPO completed the CEPO IPO of 20,000,000 CEPO Class A Ordinary Shares on January 8, 2025, generating gross proceeds to CEPO of $200,000,000. Simultaneously with the closing of the CEPO IPO, CEPO completed the sale of 500,000 CEPO Private Placement Shares, at a price of $10.00 per share, to the Sponsor in the CEPO Private Placement, generating gross proceeds to CEPO of $5,000,000.

Following the completion of the CEPO IPO and CEPO Private Placement, a total of $200,000,000, comprised of the net proceeds from the CEPO IPO and the CEPO Private Placement, was placed in the Trust Account. As of July 31, 2025, the Trust Account balance was approximately $204,000,000.

Since the CEPO IPO, CEPO’s activity has been limited to the search and evaluation of and negotiation with acquisition targets for its initial business combination.

CEPO has until January 8, 2027 (24 months from the closing of the CEPO IPO), or until such earlier liquidation date as the CEPO Board may approve or such later date as the CEPO Shareholders may approve pursuant to the CEPO Memorandum and Articles, to consummate an initial business combination.

The Public Shares are traded on Nasdaq under the symbol “CEPO.” The Public Shares commenced public trading on January 7, 2025.

Experience of the Sponsor and its Affiliates

CEPO, the Sponsor, and CF&Co. are all affiliates of Cantor. Cantor is a diversified company primarily specializing in financial and real estate services for customers operating in the global financial and commercial real estate markets. Cantor’s businesses include CF&Co., a leading independent middle market investment bank and primary dealer; a controlling interest in BGC Group, Inc. (“BGC”), whose Class A common stock trades on the Nasdaq under the ticker symbol “BGC,” a leading global brokerage and technology company primarily servicing the global financial markets; and a controlling interest in Newmark Group, Inc. (“Newmark”), whose Class A common stock trades on the Nasdaq under the ticker symbol “NMRK,” a leading full-service commercial real estate services business.

Cantor was founded over 75 years ago and was led by Howard W. Lutnick from 1992 until February 2025 when he became the United States Secretary of Commerce. Cantor has successfully built a well-capitalized business across multiple business lines. Cantor has been at the forefront of financial and technological innovation in its industries, developing electronic markets and providing superior service to thousands of customers globally.

Over the last 30 years, Cantor has expanded from a broker of fixed income and equity products to a premier global financial services provider, which is recognized for its leading offerings across several areas including:

•        institutional equity and fixed income capital markets services;

•        investment banking;

•        prime brokerage;

•        fully electronic execution of various financial asset classes;

•        market data;

•        financial software and analytics;

•        wholesale financial brokerage;

•        energy and commodities brokerage;

•        software and network services; and

•        commercial real estate services, asset management, loan servicing and financing operations.

Cantor and its affiliates have a history of making successful acquisitions. Since 2005, Cantor and its affiliates have acquired over 75 companies in the financial and real estate services industries. In financial services, these acquisitions have included, among others, the publicly traded wholesale and inter-dealer brokerage firm GFI Group, Inc. (“GFI”), Sunrise Brokers Group, a global leader in listed and over the counter (“OTC”) derivative products brokerage, and Ed Broking Group Limited (“Ed Broking”), an independent Lloyd’s of London insurance broker (which BGC subsequently sold in November 2021). In real estate services, these acquisitions have included, among others, Newmark & Company Real Estate, Inc., Berkeley Point Financial LLC, which is one of the nation’s leading providers of multifamily capital solutions, engaged primarily in the origination, funding, sale and servicing of multifamily loans guaranteed by Government Sponsored Enterprises, Grubb & Ellis, Apartment Realty Advisors (“ARA”), and Cornish & Carey Commercial Inc. (“Cornish & Carey”). Most of Newmark’s subsidiaries, including, ARA, Berkeley Point and Cornish & Carey now operate under the name “Newmark” or “NKF.”

Cantor has also successfully exited from many of its acquisitions and investments. For example, in 1996, Cantor launched eSpeed, its fully electronic treasuries trading platform. Cantor developed and launched eSpeed, which consummated an initial public offering in 1996, and into which a predecessor of BGC was merged in 2008. In June 2013, BGC sold the eSpeed business to Nasdaq, Inc. for $750 million in cash and up to $484 million of earn-out shares of Nasdaq, Inc. (based on the stock price of Nasdaq, Inc. at the time the deal was announced). Following BGC’s acquisition of GFI in 2015, BGC, whose controlling stockholder is Cantor, sold GFI’s Trayport business, a leading intermediary and provider of trading technologies and support services to the global OTC and listed markets, to Intercontinental Exchange, Inc. (“ICE”) for $650 million in exchange for 2,527,658 ICE common shares issued with respect to the $650 million purchase price as adjusted at closing. In addition, on November 1, 2021, BGC successfully completed the sale of its insurance brokerage business (including Ed Broking and Besso) pursuant to which BGC received gross cash proceeds of approximately $535 million from the buyer. The investment in BGC’s insurance brokerage business generated an internal rate of return of 21.2% for BGC’s shareholders.

Entities controlled by Cantor have also sponsored thirteen additional SPACs: CF Finance Acquisition Corp. (“CFAC I”), CF Finance Acquisition Corp. II (“CFAC II”), CF Finance Acquisition Corp. III (“CFAC III”), CF Acquisition Corp. IV (“CFAC IV”), CF Acquisition Corp. V (“CFAC V”), CF Acquisition Corp. VI (“CFAC VI”), CF Acquisition Corp. VII (“CFAC VII”), CF Acquisition Corp. VIII (“CFAC VIII”), Cantor Equity Partners, Inc. (“CEP”), Cantor Equity Partners II, Inc. (“CEP II”), Cantor Equity Partners III, Inc. (“CEP III”) Cantor Equity Partners IV, Inc. (“CEP IV”) and Cantor Equity Partners V, Inc. (“CEP V”).

CFAC I consummated its initial public offering in December 2018 and consummated its initial business combination in November 2020 with GCM Grosvenor Inc. (“GCM Grosvenor”), a global alternative asset management firm, whose stock price as of August 12, 2025 was $13.03.

CFAC II consummated its initial public offering in August 2020 and consummated its initial business combination in March 2021 with View, Inc. (“View”), a smart buildings platform and technology company, that was taken private by its creditors in connection with a Chapter 11 financial restructuring in May 2024.

CFAC III consummated its initial public offering in November 2020 and consummated its initial business combination in August 2021 with AEye, Inc. (“AEye”), a provider of active lidar systems technology for vehicle autonomy, advanced driver-assistance systems and robotic vision applications, whose stock price as of August 12, 2025 was $3.18 (after giving effect to a 30 to 1 reverse stock split in December 2023).

CFAC V consummated its initial public offering in February 2021 and consummated its initial business combination in January 2022 with Satellogic, Inc. (“Satellogic”), a vertically integrated geospatial analytics company, whose share price as of August 12, 2025 was $3.48.

CFAC VI consummated its initial public offering in February 2021 and consummated its initial business combination in September 2022 with Rumble Inc. (“Rumble”), a neutral video platform, whose stock price as of August 12, 2025 was $7.92.

CFAC VIII consummated its initial public offering in March 2021 and consummated its initial business combination in November 2023 with XBP Europe, Inc. (“XBP Europe”), a pan-European integrator of bills and payments, whose stock price as of August 12, 2025 was $0.5274.

CFAC IV consummated its initial public offering in December 2020 and was liquidated in December 2023. CFAC VII consummated its initial public offering in December 2021 and was liquidated in December 2024.

CEP consummated its initial public offering in August 2024 and entered into a business combination agreement with respect to its initial business combination on April 22, 2025, with Twenty One Capital, Inc. (“Twenty One”), Twenty One Assets, LLC, Twenty One Merger Sub D, Tether Investments S.A. de C.V., iFinex, Inc. and Stellar Beacon, LLC. Twenty One is a newly formed entity structured to be a Bitcoin-native company that will strategically allocate capital to increase Bitcoin per share, and that intends to develop a corporate architecture capable of supporting financial products built with and on Bitcoin.

CEP II consummated its initial public offering in May 2025, CEP III consummated its initial public offering in June 2025, CEP IV consummated its initial public offering in August 2025 and CEP V is in the process of consummating its initial public offering.

CEPO refers to CEP, CEP II, CEP IIII and CEP IV herein as the “Active Cantor SPACs” and CFAC I, CFAC II, CFAC III, CFAC IV, CFAC V, CFAC VI, CFAC VII and CFAC VIII as the “Prior Cantor SPACs.”

Notwithstanding the foregoing descriptions, past performance of Cantor, CEPO’s management team, any of their respective affiliates and any Prior Cantor SPAC is not a guarantee (i) that CEPO will be able to successfully consummate the closing of any business combination into which it has entered; or (ii) that the post-business combination performance of any such combined company will be positive. You should not rely on any positive historical performance records of Cantor, CEPO’s management team, any of their respective affiliates or any Prior Cantor SPAC as indicative of CEPO’s future performance. CEPO’s officers and directors may have conflicts of interest with other entities to which they owe fiduciary or contractual obligations with respect to initial business combination opportunities, including the Active Cantor SPACs.

Recent Developments

The Business Combination Agreement

On July 16, 2025, CEPO, Pubco, CEPO Merger Sub, CEPO Subsidiary A, CEPO Subsidiary B, Newco Merger Sub, Newco and the Seller entered into the Business Combination Agreement. Pursuant to the Business Combination Agreement, upon Closing: (i) CEPO will merge with and into CEPO Merger Sub, with CEPO Merger Sub continuing as the CEPO Surviving Subsidiary and as a result of which the CEPO Shareholders will receive one share of Pubco Class A common stock for each CEPO Class A Ordinary Share held by such CEPO Shareholder; and (ii) Newco Merger Sub will merge with and into Newco, with Newco continuing as the surviving company, and as a result of which the Seller will receive an equal number of shares of Pubco Class A Stock and Pubco Class B Stock and Newco Equity Investors will receive Newco Exchange Interests, in each case, in exchange for their membership interests in Newco, and as a result of the Mergers, CEPO Surviving Subsidiary will become a wholly owned subsidiary of Pubco, CEPO Subsidiary B will become the managing member of Newco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with applicable law.

Private Placement Investments

Concurrently with the signing of the Business Combination Agreement, on July 16, 2025, (i) the July Convertible Notes Investors agreed to make a private investment in Pubco by purchasing Convertible Notes in the Initial Convertible Notes Private Placement for an aggregate principal amount of $500 million, (ii) the July Convertible Notes Investors were granted (a) the First Convertible Notes Option to purchase additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable within 15 days following the execution of the July Convertible Notes Subscription Agreements, (b) the Second Convertible Notes Option to purchase additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable within 30 days following the execution of the July Convertible Notes Subscription Agreements, and (c) the Preferred Stock Option to purchase up to 3,200,000 shares of Preferred Stock with an aggregate principal amount of $320 million to be issued by Pubco, pursuant to and on the terms set forth in the Certificate of Designations, at a purchase price of $85.00 per share, exercisable within 30 days following the execution of the July Convertible Notes Subscription Agreements, in each case, on a pro rata basis based on such July Convertible Note Investor’s participation in the Initial Convertible Notes Private Placement; (iii) the July Preferred Stock Investor agreed to make a private placement in Pubco by purchasing 300,000 shares of Preferred Stock with an aggregate principal amount of $30 million at $85.00 per share for an aggregate purchase price of $25.5 million; (iv) the CEPO Cash Equity PIPE Investors agreed to purchase, in a private placement, 40,000,000 CEPO Class A Ordinary Shares, at a purchase price of $10.00 per share payable in cash, for an aggregate purchase price of $400 million; (v) the July CEPO BTC Equity PIPE Investors agreed to purchase, in a private placement, a certain number of CEPO Class A Ordinary Shares, at $10.00 per share, in exchange for an aggregate of 4,156.11 Bitcoin, with the number of CEPO BTC Equity PIPE Shares to be issued to each July CEPO BTC Equity PIPE Investor being equal to (a) the product of (1) the number of Bitcoin contributed by such July CEPO BTC Equity PIPE Investor multiplied by (2) the Closing Bitcoin Price and then divided by (b) $10.00; and (v) the Newco Equity Investors agreed to purchase, in a private placement, Newco Class A Interests at $10.00 per interest, in exchange for 865 Bitcoin in the aggregate, with the number of Newco Class A Interests to be issued to each Newco Equity Investor being equal to (a) the product of (1) the number of Bitcoin contributed by such Newco Equity Investor multiplied by (2) the Closing Bitcoin Price and then divided by (b) $10.00. Further, the July Convertible Notes Subscription Agreements provide that, if any July Convertible Notes Investors should elect not to exercise their pro rata share of the Options, such unexercised portion of the Options will be offered to and may be exercised by the remaining July Convertible Notes Investors pro rata to their participation in the Initial Convertible Note Private Placement and the applicable Option until 5:00 p.m. New York time on the Business Day immediately after the expiry of the applicable Option. Pursuant to the terms of the July Convertible Notes Subscription Agreements, certain July Convertible Notes Investors exercised their pro rata share of the First Convertible Notes Option and the Unexercised Option in relation to the First Convertible Notes Option, to purchase additional Convertible Notes in an aggregate principal amount of $34.87 million and of the Second Convertible Notes Option and the Unexercised Option in relation to the Second Convertible Notes Option to purchase additional Convertible Notes in an aggregate principal amount of $9.323 million.

On August 7, 2025, CEPO and Pubco entered into the August Convertible Notes Subscription Agreements, pursuant to which the August Convertible Notes Investors agreed to purchase Convertible Notes in an aggregate principal amount of $30.5 million, upon the terms and subject to the conditions set forth therein.

With the inclusion of the Convertible Notes subscribed for pursuant to the July Convertible Notes Private Placement and the August Convertible Notes Private Placement, taken together, the total aggregate principal amount of the Convertible Notes will be $574.693 million.

Pursuant to the terms of the July Convertible Notes Subscription Agreements, certain July Convertible Notes Investors exercised their pro rata share of the Preferred Stock Option and the Unexercised Option in relation to the Preferred Stock Option, to purchase an aggregate of approximately 2.236 million shares of Preferred Stock with an aggregate principal amount of approximately $223.62 million at a purchase price of $85.00 per share for a total aggregate purchase price of approximately $190.08 million.

On August 25, 2025, CEPO and Pubco entered into the August Preferred Stock Subscription Agreements, pursuant to which the August Preferred Stock Investors agreed to purchase an aggregate of 482,924 shares of Preferred Stock with an aggregate principal amount of approximately $48.3 million, at a purchase price of $85.00 per share, for an aggregate purchase price of approximately $41.05 million.

With the inclusion of the shares of Preferred Stock subscribed for in the Preferred Stock Private Placements and the exercise of the Preferred Stock Option by certain July Convertible Notes Investors, taken together, Pubco will issue 3,019,200 shares of Preferred Stock at Closing in the aggregate with a total aggregate principal amount of $301.92 million, for a total purchase price of $256.632 million.

On August 28, 2025, (i) CEPO and Pubco entered into the August CEPO BTC Equity PIPE Subscription Agreement with the August CEPO BTC Equity PIPE Investor in substantially the same form as the July CEPO BTC Equity PIPE Subscription Agreements, pursuant to which the August CEPO BTC Equity PIPE Investor agreed to purchase, in the August CEPO BTC Equity PIPE, the August CEPO BTC Equity PIPE Shares and (ii) simultaneously therewith, CEPO, Pubco and Newco entered into a termination agreement with such investor in the Newco Private Placement, which terminated the Newco Subscription Agreement with such investor, pursuant to which such investor had agreed to purchase Newco Class A Interests in exchange for 20 Bitcoin.

As a result of the August CEPO BTC Equity PIPE, the total number of Bitcoin contributed by the CEPO BTC Equity Investors in the aggregate is 4,176.11 Bitcoin. As a result of the termination of the Newco Subscription Agreement with the August CEPO BTC Equity PIPE Investor, the total number of Bitcoin contributed by investors in the Newco Private Placement is 845 Bitcoin. However, the total number of Bitcoin contributed by the CEPO BTC Equity PIPE Investors and the Newco Equity Investors remains unchanged at 5,021.11 Bitcoin.

For more information about the Private Placement Investments and other arrangements contemplated by the Business Combination Agreement, please see the sections entitled “The Business Combination Agreement” and “The Business Combination — Other Transaction Agreements.”

Fair Market Value of Acquisition Target

So long as CEPO maintains a listing for its CEPO Class A Ordinary Shares on Nasdaq, CEPO must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding taxes payable on the interest earned on the Trust Account) at the time of signing a definitive agreement in connection with its initial business combination. As discussed in the section entitled “The Business Combination Proposal — Satisfaction of 80% Test,” the CEPO Board made the determination as to the fair market value of the Business Combination and that this test was met in connection with the proposed Business Combination with Newco. The CEPO Board believes that the financial skills and background of its members qualified it to conclude that the Business Combination with Newco met this requirement

Voting Restrictions in Connection with the Meeting

CEPO Shareholders will be entitled to vote or direct votes to be cast at the Meeting if they owned CEPO Ordinary Shares at the close of business on            , 2025, which is the Record Date for the Meeting. CEPO Shareholders are entitled to one vote at the Meeting for each CEPO Ordinary Share held as of the Record Date. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the Public Shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your Public Shares or, if you wish to attend the Meeting and vote, obtain a proxy from your broker, bank or nominee.

Redemption Rights for Public Shareholders upon Completion of the Business Combination

Under the CEPO Memorandum and Articles, in connection with any proposed initial business combination, if CEPO seeks shareholder approval of an initial business combination, Public Shareholders must be offered the opportunity to redeem their Public Shares, regardless of whether they vote for or against the proposed initial business combination, subject to the limitations described in the CEPO Memorandum and Articles as described in the CEPO IPO Prospectus and herein. Accordingly, in connection with the Business Combination with Newco, Public Shareholders may seek to redeem their Public Shares in accordance with the procedures set forth in this proxy statement/prospectus. Notwithstanding the foregoing, the CEPO Memorandum and Articles provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than 15% of the Public Shares in the aggregate, without the prior consent of CEPO.

Redemption of Public Shares and Liquidation if no Initial Business Combination

The CEPO Memorandum and Articles provides that CEPO will have only until the end of the Combination Period (which is a period of 24 months from the consummation of the CEPO IPO) to complete an initial business combination. If CEPO has not completed an initial business combination by the end of the Combination Period and does not seek CEPO Shareholder approval to amend the CEPO Memorandum and Articles to extend the date by which CEPO must consummate an initial business combination or by such earlier liquidation date as the CEPO Board may approve, CEPO will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten (10) business days thereafter subject to lawfully available funds therefor, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to CEPO to pay its taxes, divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of CEPO’s remaining shareholders and the CEPO Board, liquidate and dissolve, subject in each case to CEPO’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

CEPO has entered into letter agreements with the Sponsor and its officers and directors, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any CEPO Founder Shares or CEPO Private Placement Shares held by them if CEPO fails to complete an initial business combination by the end of the Combination Period. However, if such persons acquire Public Shares in or after the CEPO IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if CEPO fails to complete an initial business combination by the end of the Combination Period.

The Sponsor and CEPO’s directors and officers have also agreed that they will not propose any amendment to the CEPO Memorandum and Articles (i) to modify the substance or timing of CEPO’s obligation to allow redemptions in connection with an initial business combination or to redeem 100% of the Public Shares if CEPO does not complete an initial business combination by the end of the Combination Period or (ii) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, unless CEPO provides the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to CEPO to pay its taxes, divided by the number of then outstanding Public Shares.

CEPO expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the proceeds of the CEPO IPO and CEPO Private Placement held outside the Trust Account, the Sponsor Loan and any Working Capital Loans (as defined below). However, if those funds are not sufficient to cover the costs and expenses associated with implementing CEPO’s plan of dissolution, CEPO is not permitted to withdraw any interest earned on the Trust Account balance for such purpose.

As of the date of this proxy statement/prospectus, based on funds in the Trust Account of approximately $204.0 million as of July 31, 2025, the per-share redemption amount received by Public Shareholders upon CEPO’s dissolution would be approximately $10.35 per share (inclusive of $0.15 per share to be funded pursuant to the Sponsor Note and which amount takes into account CEPO’s estimate of the amount that may be withdrawn to pay applicable taxes). The funds deposited in the Trust Account could, however, become subject to the claims of CEPO’s creditors, which would have higher priority than the claims of Public Shareholders. CEPO cannot assure you that the actual per-share redemption amount received by Public Shareholders will not be substantially less than $10.35 per share. While CEPO intends to pay such amounts, if any, CEPO cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.

Although CEPO seeks to have all vendors, service providers (other than WithumSmith+Brown, PC (“Withum”), its independent registered public accounting firm and the underwriters of the CEPO IPO), prospective acquisition targets and other entities with which CEPO does business execute agreements with CEPO waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against CEPO’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, CEPO’s management will consider whether competitive alternatives are reasonably available to CEPO and will only enter into an agreement with such third-party if CEPO management believes that such third party’s engagement would be in the best interests of CEPO under the circumstances. Examples of possible instances where CEPO may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by CEPO management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where CEPO management is unable to find a service provider willing to execute a waiver. Withum and the underwriters of the CEPO IPO have not executed agreements with CEPO waiving such claims to the monies held in the Trust Account.

In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with CEPO and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to CEPO if and to the extent any claims by a third party (other than Withum and the underwriters of the CEPO IPO) for services rendered or products sold to CEPO, or a prospective acquisition target with which CEPO has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) the sum of (A) $10.00 per Public Share and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event and (ii) the sum of (A) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes paid and payable, and (B) $0.15 per redeemed Public Share pursuant to the Sponsor Note; provided that such liability will not apply to any claims by a third party or prospective acquisition target who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under CEPO’s indemnity of the underwriters of the CEPO IPO against certain liabilities, including liabilities under the Securities Act.

However, CEPO has not asked the Sponsor to reserve for such indemnification obligations, nor has CEPO independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and CEPO believes that the Sponsor’s only assets are the CEPO Ordinary Shares that it owns. Therefore, CEPO cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for CEPO’s initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, CEPO may not be able to complete its initial business combination and a Public Shareholder would receive such lesser amount per Public Share in connection with any redemption of its Public Shares. None of CEPO’s officers or directors will indemnify CEPO for claims by third parties including, without limitation, claims by vendors and prospective acquisition targets.

In the event that the funds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the Trust Account assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, CEPO’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While CEPO currently expects that its independent directors would take legal action on CEPO’s behalf against the Sponsor to enforce its indemnification obligations to CEPO, it is possible that CEPO’s independent directors in exercising their business judgment may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. Accordingly, CEPO cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.15 per share (inclusive of $0.15 per share to be funded pursuant to the Sponsor Note).

If CEPO files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against CEPO that is not dismissed, the funds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in CEPO’s bankruptcy or insolvency estate and subject to the claims of third parties with priority over the claims of CEPO Shareholders. To the extent any bankruptcy or insolvency claims deplete the Trust Account, CEPO cannot assure you that it will be able to return $10.15 per share to Public Shareholders. Additionally, if CEPO files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against CEPO that is not dismissed, any distributions received by CEPO Shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by CEPO Shareholders. Furthermore, the CEPO Board may be viewed as having breached its fiduciary duty to CEPO’s creditors and/or may have acted in bad faith, and thereby exposing itself and CEPO to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. CEPO cannot assure you that claims will not be brought against CEPO for these reasons.

Public Shareholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of the Public Shares if CEPO does not complete our initial business combination by the end of the Combination Period, (ii) in connection with a shareholder vote to amend the CEPO Memorandum and Articles (x) to modify the substance or timing of CEPO’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of the Public Shares if it does not complete our initial business combination by the end of the Combination Period or (y) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity or (iii) if they redeem their respective Public Shares for cash upon the completion of CEPO’s initial business combination. In no other circumstances will a Public Shareholder have any right or interest of any kind to or in the Trust Account. In the event CEPO seeks shareholder approval in connection with its initial business combination, a Public Shareholder’s voting in connection with such initial business combination alone will not result in a Public Shareholder’s redeeming its Public Shares for an applicable pro rata share of the Trust Account. Such Public Shareholder must have also exercised its redemption rights described above. These provisions of the CEPO Memorandum and Articles, like all provisions of the CEPO Memorandum and Articles, may be amended with a shareholder vote.

Employees

CEPO currently has two executive officers: Brandon Lutnick, Chairman and Chief Executive Officer and Jane Novak, Chief Financial Officer.

Directors and Executive Officers

CEPO’s executive directors and officers are as follows as of the date of this proxy statement/prospectus:

Name	Age	Title
Brandon G. Lutnick	27	Chairman and Chief Executive Officer
Jane Novak	61	Chief Financial Officer
Danny H. Salinas	44	Director
Douglas R. Barnard	65	Director
Robert G. Sharp	60	Director

Brandon G. Lutnick has been CEPO’s Chairman and Chief Executive Officer since December 2024. Brandon Lutnick is also the Chairman and Chief Executive Officer of Cantor and CFGM, positions he has held since February 2025. Mr. Lutnick joined Cantor in April 2022 and most recently worked as an Executive at Cantor, driving the firm’s strategy and overseeing other projects relating to Cantor and its affiliates. Mr. Lutnick has also been a director of BGC Group, Inc. since February 2025. Mr. Lutnick has also served as the Chairman and Chief Executive Officer of each of CEP since December 2024 and of each of CEP II, CEP III, CEP IV and CEP V since January 2025. Mr. Lutnick previously worked in equity sales and trading at CF&Co. from April 2022 to November 2023. Prior to joining Cantor, Mr. Lutnick started his career at Oak Hill Advisors where he served as a credit analyst from July 2021 to April 2022. Mr. Lutnick graduated from Stanford University with a B.S. in Symbolic Systems in May 2021. CEPO believes that Mr. Lutnick is qualified to serve as a member of the CEPO Board due to his business experience.

Jane Novak has been CEPO’s Chief Financial Officer since May 2024. Ms. Novak joined Cantor in October 2017 and, since then, has served as the Global Head of Accounting Policy. In this role, Ms. Novak provides guidance to Cantor and its affiliates on complex accounting matters, including, among other things, compliance with GAAP, the International Accounting Standards Board, and SEC pronouncements, establishing formal accounting policies, reviewing SEC filings, leading new accounting standards implementation and monitoring standard-setting activities. Ms. Novak has also served as the Chief Financial Officer of CEP since November 2021 and of each of CEP II, CEP III, CEP IV and CEP V since June 2024. Ms. Novak served as the Chief Financial Officer of CFAC III from July 2021 until consummation of its initial business combination with AEye in August 2021, as Chief Financial Officer of CFAC V

from July 2021 until consummation of its business combination with Satellogic in January 2022, as Chief Financial Officer of CFAC VI from July 2021 until consummation of its business combination with Rumble in September 2022, as the Chief Financial Officer of CFAC VIII from July 2021 until consummation of its business combination with XBP Europe in November 2023, as the Chief Financial Officer of CFAC IV from July 2021 to December 2023 when it liquidated and as the Chief Financial Officer of CFAC VII from November 2021 to December 2024 when it liquidated. Prior to joining Cantor, Ms. Novak worked for a number of financial services institutions holding accounting policy, financial reporting and SEC reporting positions of progressive responsibility. Ms. Novak began her career in the audit practice at Deloitte’s New York office, serving financial services clients. Ms. Novak graduated summa cum laude from Brooklyn College, CUNY, with a B.S. in Accounting. Ms. Novak holds an active CPA license from the State of New York and is a member of the American Institute of Certified Public Accountants.

Danny H. Salinas has served as a member of the CEPO Board since January 2025. Mr. Salinas joined Cantor in September 2023 and has served as Senior Managing Director and Chief Financial Officer. As Chief Financial Officer, Mr. Salinas is responsible for Cantor’s financial operations, including accounting, finance, regulatory reporting, treasury, financial planning and analysis, as well as taxation, risk management and investor relations. Mr. Salinas is a seasoned veteran with over 20 years of experience. Mr. Salinas has also served as a director of CEP since August 2024, CEP II since May 2025, CEP III since June 2025 and CEP IV since August 2025 and will serve as a director of CEP V upon completion of its initial public offering. Prior to joining Cantor, he held various executive positions for over a decade at TD Bank Group. Mr. Salinas served as Chief Financial Officer in TD Securities from April 2018 to September 2023. Mr. Salinas served as Head of US Tax Planning from March 2013 to March 2018. Mr. Salinas also practiced as a tax attorney at Simpson, Thacher & Bartlett, from September 2008 to March 2013, where he advised on strategic corporate transactions. He began his career at Deloitte & Touche, where he received his CPA license. Mr. Salinas has served as a director of CEPO I since December 2024. Mr. Salinas holds FINRA Series 27 and 79 licenses. Mr. Salinas holds a J.D. from Georgetown University, where he graduated magna cum laude, and a B.S. in accounting from Rutgers University. CEPO believes that Mr. Salinas is qualified to serve as a member of the CEPO Board due to his extensive experience in business management.

Douglas R. Barnard has served as a member of the CEPO Board since January 2025. Mr. Barnard has served on the Board of Managers at Prophet Asset Management, a registered investment advisor, since July 2015. In addition, since March 2022 and April 2022, respectively, Mr. Barnard has been a Trustee of Cantor Fitzgerald Infrastructure Fund and Cantor Select Portfolios. Mr. Barnard has also served as a director of CEP IV since August 2025. Mr. Barnard served as a director of CFAC VI from February 2021 until consummation of its business combination with Rumble in September 2022 and as a director of CFAC VII from December 2022 to December 2024 when it liquidated. Mr. Barnard was previously the Chief Financial Officer and Executive Managing Director of Cantor from July 2006 until his retirement in April 2015. As Chief Financial Officer of Cantor, Mr. Barnard was responsible for Cantor’s global financial and management accounting, regulatory reporting, treasury and risk functions and also served as a member of multiple boards and committees at the company. Prior to joining Cantor in July 2006, Mr. Barnard served as the Chief Administrative Officer for Dover Management LLC, an investment management firm, where he oversaw all compliance, finance and administrative functions. Prior to his tenure with Dover, Mr. Barnard held the position of Managing Director and Controller of the Americas Region at Deutsche Bank AG, where he oversaw all regional financial control during a period of rapid expansion, including the integration of Bankers Trust Corporation. He also served as Chief Financial Officer for Deutsche’s Asia-Pacific Region based in their Singapore office. Previously, Mr. Barnard was Vice President and Investment Banking Controller at Goldman Sachs & Co., joining the bank from Deloitte Haskins & Sells. Mr. Barnard earned a BBA in public accounting from Pace University in 1982. He was a certified public accountant and a past member of the Financial Management Division of the Securities Industry Association, the Connecticut Society of CPAs and the American Institute of CPAs. Current and prior affiliations include the National Forest Foundation and the Corporate Cares Gala supporting the American Cancer Society. CEPO believes that Mr. Barnard is qualified to serve as a member of the CEPO Board due to his extensive accounting and management experience.

Robert G. Sharp has served as a member of the CEPO Board since January 2025. Mr. Sharp has approximately 30 years of experience in corporate acquisitions and strategically building equity value, combining financial and operational expertise. Since January 2014, Mr. Sharp has been Co-CEO of Ramy Brook, a leading contemporary fashion brand. Mr. Sharp has also been a Principal at Union Investment Management, a real estate finance company, since December 2023. Since January 2014 Mr. Sharp has been active in private equity as a personal investor. Mr. Sharp has also served as a director of CEP II since August 2025. Previously, Mr. Sharp was a founding partner and member of the Executive Committee of MidOcean Partners, a leading private equity firm, from February 2003 to December 2013.

From September 1999 to February 2003, Mr. Sharp was a Managing Director at DB Capital Partners, the private equity division of Deutsche Bank, which was acquired out of Deutsche Bank to form MidOcean Partners. Mr. Sharp joined DB Capital Partners from Investcorp International, a global private equity firm. Mr. Sharp has served on numerous corporate boards throughout his career, including as the previous Chairman of Thomas Scientific, one of the largest suppliers of laboratory products and services. Mr. Sharp also served as a director of CF Acquisition Corp. from March 2019 until consummation of its business combination with GCM Grosvenor, Inc. in November 2020, as a director of CFAC III from November 2020 until consummation of its business combination with AEye in August 2021, as a director of CFAC VIII from March 2022 until consummation of its business combination with XBP Europe in November 2023 and as a director of CFAC VII from December 2021 to December 2024 when it liquidated. Mr. Sharp is a member of the Advisory Board of Mount Sinai Hospital, and recently completed his seven year term as a member of the Steering Committee of Duke University’s Financial Economics Center. Mr. Sharp received his B.A. in Economics, Phi Beta Kappa, Summa Cum Laude, from Union College, and his M.B.A in Finance from Columbia University, where he was a Samuel Bronfman Fellow. CEPO believes that Mr. Sharp is qualified to serve as a member of the CEPO Board due to his extensive investment, public company and management experience.

Family Relationships

No family relationships exist between any of CEPO’s directors or executive officers.

Number and Terms of Office of Officers and Directors

CEPO has four directors. Prior to the closing of CEPO’s initial business combination, only holders of CEPO Class B Ordinary Shares are entitled to vote on the appointment and removal of directors or continuing CEPO in a jurisdiction outside the Cayman Islands (including any special resolution required to adopt new constitutional documents as a result of CEPO approving a transfer by way of continuation to a jurisdiction outside the Cayman Islands). Holders of the Public Shares are not entitled to vote on such matters during such time. These provisions of the CEPO Memorandum and Articles relating to these rights of holders of CEPO Class B Ordinary Shares may be amended by a special resolution passed by a majority of at least 90% of CEPO Ordinary Shares voting in a general meeting. Approval of CEPO’s initial business combination will require the affirmative vote of a majority of the CEPO Board.

The CEPO Board is divided into two classes with only one class of directors being appointed in each year and each class (except for those directors appointed prior to our first annual general meeting of shareholders) serving a two-year term. In accordance with Nasdaq corporate governance requirements, CEPO is not required to hold an annual general meeting until one year after its first fiscal year end following CEPO’s listing on Nasdaq. The term of office of the first class of directors, consisting of Mr. Barnard and Mr. Sharp, will expire at CEPO’s first annual general meeting. The term of office of the second class of directors, consisting of Mr. Lutnick and Mr. Salinas, will expire at CEPO’s second annual general meeting. CEPO may not hold an annual general meeting until after it consummates its initial business combination. Subject to the terms of any preference shares, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then issued and outstanding CEPO Ordinary Shares entitled to vote generally in the appointment of directors, voting together as a single class; provided, however, that prior to the consummation of CEPO’s initial business combination, any or all of the directors may be removed from office, for cause or not for cause, only by the affirmative vote of holders of a majority of the voting power of all then issued and outstanding CEPO Class B Ordinary Shares. Subject to any other special rights applicable to the CEPO Shareholders, including holders of preference shares, whenever any director shall have been elected by the holders of any class of shares voting separately as a class, such director may be removed and the vacancy filled only by the holders of that class of shares voting separately as a class. Vacancies caused by any such removal and not filled by the CEPO Shareholders at the meeting at which such removal shall have been made, or any vacancy caused by the death or resignation of any director or for any other reason, and any newly created directorship resulting from any increase in the authorized number of directors, may be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum, and in any case, prior to the consummation of CEPO’s initial business combination, by a majority of the holders of the CEPO Class B Ordinary Shares, and any director so elected to fill any such vacancy or newly created directorship shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

CEPO’s officers are appointed by the CEPO Board and serve at the discretion of the CEPO Board, rather than for specific terms of office. The CEPO Board is authorized to appoint persons to the offices set forth in the CEPO Memorandum and Articles as it deems appropriate. The CEPO Memorandum and Articles provide that our officers may consist of a Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Senior Managing Directors, Managing Directors, President, Vice Presidents, Secretary, Treasurer, Assistant Secretaries and such other offices as may be determined by the CEPO Board.

Controlled Company Exemption

Prior to the consummation of an initial business combination, only holders of the CEPO Class B Ordinary Shares have the right to vote on the appointment or removal of directors. As a result, Nasdaq considers CEPO to be a “controlled company” within the meaning of Nasdaq rules. Under these rules, a company may elect to utilize exemptions from certain of Nasdaq’s corporate governance requirements, including the requirements (a) that a majority of the board consists of independent directors; (b) for an annual performance evaluation of the nominating and corporate governance and compensation committees; (c) that the company has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (d) that the company has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility. CEPO relies on certain of these exemptions from the corporate governance requirements of Nasdaq. As a result, Public Shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Director Independence

Although in general under the Nasdaq Rules, a majority of a listed company’s board of directors must be independent, CEPO relies on the “controlled company” exemption from such requirement and therefore may not always have a majority of independent directors on the CEPO Board. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The CEPO Board has determined that each of Douglas Barnard and Robert Sharp is an “independent director” as defined in the Nasdaq listing standards and applicable SEC rules. CEPO intends to appoint an additional independent director to the CEPO Board during the one-year period following the CEPO IPO pursuant to the Nasdaq phase-in provisions for initial public offerings. CEPO’s independent directors will have regularly scheduled meetings at which only independent directors are present.

Officer and Director Compensation

Except as described below, none of CEPO’s officers or directors has received any cash compensation for services rendered to CEPO. Except as described below, to date, no compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by CEPO to its officers and directors, or, other than as described herein, to the Sponsor or any affiliate of the Sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of CEPO’s initial business combination (regardless of the type of transaction that it is). However, CEPO pays cash fees to its independent directors of $50,000 per year, payable quarterly. In addition, commencing on January 7, 2025, the date the CEPO Class A Ordinary Shares were first listed on Nasdaq, CEPO commenced paying the Sponsor $10,000 per month for office space, administrative and shared personnel support services. In addition, CEPO’s officers and directors will be reimbursed for any out-of-pocket expenses incurred in connection with activities on CEPO’s behalf such as identifying potential acquisition targets and performing due diligence on suitable business combinations. The CEPO Audit Committee reviews on a quarterly basis all payments that were made to the Sponsor, officers or directors, or CEPO or their affiliates. Any such payments prior to an initial business combination are, and will be, made using funds held outside the Trust Account. Other than quarterly CEPO Audit Committee review of such payments, CEPO does not have any additional controls in place governing its reimbursement payments to its directors and officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

CEPO has engaged CF&Co. pursuant to the Business Combination Marketing Agreement as an advisor in connection with an initial business combination to assist CEPO in holding meetings with CEPO Shareholders to discuss the potential initial business combination and the acquisition target’s attributes, introduce CEPO to potential investors that are interested in purchasing its securities and assist CEPO with its press releases and public filings in connection with an initial business combination. CEPO will pay CF&Co. a cash fee of $7,000,000 for such services upon the consummation of an initial business combination, including the Business Combination.

CEPO and Pubco have also engaged CF&Co. pursuant to the Private Placement Engagement Letter as the lead placement agent for the Private Placement Investments. Pursuant to the Private Placement Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to up to approximately $54.5 million, which is equal to the sum of (i) 5.0% of the gross proceeds received by Pubco and CEPO pursuant to the CEPO Cash Equity PIPE (assuming that all CEPO Cash Equity PIPE Investors fund their commitments in their CEPO Cash Equity PIPE Subscription Agreements); (ii) 4.5% of the gross proceeds received by Pubco and CEPO pursuant to the Preferred Stock Private Placements and the exercise of the Preferred Stock Option (assuming that the Preferred Stock Investors and any July Convertible Notes Investors who exercise the Preferred Stock Option fund their commitments in their Preferred Stock Subscription Agreements and July Convertible Notes Subscription Agreements); and (iii) 4.0% of the gross proceeds received by Pubco and CEPO pursuant to the Convertible Notes Private Placement, excluding the Preferred Stock Option (assuming that the Convertible Notes Investors fund their commitments in their Convertible Notes Subscription Agreements); provided that 1% of each such fee is payable at the sole discretion of Pubco; provided, further, that such fees are reduced with respect to proceeds received from certain investors; and provided further, that the amount of such fee will be reduced by an amount equal to the product of (a) 3.5%, (b) $10.00 and (c) the number of Public Shares redeemed in connection with the Business Combination. No fee is payable to CF&Co. for the proceeds raised pursuant to the CEPO BTC Equity PIPE and the Newco Private Placement. CEPO will also reimburse CF&Co. at Closing, for all reasonable and documented out-of-pocket expenses incurred by CF&Co. in connection with CF&Co. rendering its services under the Private Placement Engagement Letter, the aggregate amount of which will not exceed $40,000. Pursuant to the Private Placement Engagement Letter, CF&Co. also has a right to act, during the period of its engagement and 12 months thereafter, as (i) Pubco’s lead managing underwriter, initial purchaser placement agent and/or arranger for any subsequent financing and (ii) Pubco’s lead financial advisor for any potential acquisition, disposition or other extraordinary corporate transaction involving Pubco or any of its subsidiaries, assets, securities or businesses, in each case, on such other terms and conditions customary for CF&Co. for similar transactions, which terms and conditions will be embodied in one or more separate written agreements, which agreements shall be based on CF&Co.’s customary form for the applicable financing or transaction.

CEPO has also engaged CF&Co. pursuant to the M&A Engagement Letter, pursuant to which, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to $15 million.

After the completion of the Business Combination, directors or members of CEPO’s management team who remain with Pubco may be paid consulting or management fees from Pubco. CEPO has not established any limit on the amount of such fees that may be paid by Pubco to CEPO’s directors or members of management. Any compensation to be paid to CEPO’s officers will be determined, or recommended to the Pubco Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the Pubco Board. However, as of the date hereof, none of CEPO’s directors or officers are expected to remain with Pubco after the Closing and receive any fees from Pubco for providing any services in their capacity as such.

CEPO does not intend to take any action to ensure that members of CEPO’s management team maintain their positions with Pubco after the Closing. CEPO is not party to any agreements with its officers and directors that provide for benefits upon termination of employment.

Committees of the CEPO Board

The CEPO Board has two standing committees: the CEPO Audit Committee and the CEPO Compensation Committee. Subject to phase-in rules and certain limited exceptions, Nasdaq rules and Rule 10A-3 under the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. In addition, Nasdaq rules generally require that the compensation committee of a listed company be comprised solely of independent directors, subject to certain limited exceptions set forth thereunder.

CEPO Audit Committee

CEPO has established the CEPO Audit Committee. Douglas Barnard, Robert Sharp and Danny Salinas serve as members of the CEPO Audit Committee and Mr. Barnard chairs the CEPO Audit Committee. Under the Nasdaq listing standards and applicable SEC rules, CEPO is required to have at least three members of the CEPO Audit Committee, all of whom must be independent, subject to certain phase-in provisions. Each of Mr. Barnard and Mr. Sharp meet the independent director standards under Nasdaq listing standards and under Rule 10-A-3(b)(1) under the Exchange Act but Mr. Salinas does not meet such standards. CEPO intends to appoint an additional independent director to the CEPO Audit Committee to replace Mr. Salinas by the one-year anniversary of the CEPO IPO pursuant to the Nasdaq phase-in provisions for initial public offerings.

Each member of the CEPO Audit Committee is financially literate and the CEPO Board has determined that Mr. Hochberg qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

CEPO has adopted a charter for the CEPO Audit Committee, which details the principal functions of the CEPO Audit Committee, including, among other items:

•        the appointment, compensation, retention, replacement and oversight of the work of the independent registered public accounting firm engaged by CEPO;

•        pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by CEPO, and establishing pre-approval policies and procedures;

•        setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including, but not limited to, as required by applicable laws and regulations;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and CEPO to assess the independent registered public accounting firm’s independence;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to CEPO entering into such transaction; and

•        reviewing with management, the independent registered public accounting firm and CEPO’s legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding CEPO’s financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

CEPO Compensation Committee

CEPO has established the CEPO Compensation Committee. Robert Sharp and Douglas Barnard serve as members of the CEPO Compensation Committee. Each of Mr. Sharp and Mr. Barnard is independent and Mr. Sharp chairs the CEPO Compensation Committee.

CEPO has adopted a charter for the CEPO Compensation Committee, which details the principal functions of the CEPO Compensation Committee, including, among other items:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to CEPO’s Chief Executive Officer’s compensation, if any is paid by CEPO, evaluating CEPO’s Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of CEPO’s Chief Executive Officer based on such evaluation;

•        reviewing and approving on an annual basis the compensation, if any is paid by CEPO, of all of our other officers;

•        reviewing on an annual basis CEPO’s executive compensation policies and plans;

•        implementing and administering CEPO’s incentive compensation equity-based remuneration plans, if any;

•        assisting management in complying with CEPO’s proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for CEPO’s officers and employees;

•        if required, producing a report on executive compensation to be included in CEPO’s annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The CEPO Memorandum and Articles also provides that the CEPO Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the CEPO Compensation Committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Compensation Recovery and Clawback Policy

Under the Sarbanes-Oxley Act, in the event of misconduct that results in a financial restatement that would have reduced a previously paid incentive amount to any of CEPO’s current or former executive officers, CEPO can recoup such improper payments from its applicable current or former executive officers. The SEC has also adopted Rule 10D-1 under the Exchange Act (the “SEC Clawback Rule”) which, among other things, directed national securities exchanges to require listed companies to implement policies intended to recoup incentive-based compensation paid to current or former executives if the company is found to have misstated its financial results. Nasdaq adopted Nasdaq Rule 5608 (the “Nasdaq Clawback Rule” and together with the SEC Clawback Rule, the “Clawback Rules”) to effect the foregoing.

CEPO has adopted the Executive Compensation Clawback Policy (the “Clawback Policy”) that is compliant with the Clawback Rules. The Clawback Policy provides for the mandatory recovery of erroneously awarded incentive-based compensation from CEPO’s current and former executive officers as defined in the SEC Clawback Rule (“Covered Officers”) in accordance with the Clawback Rules in the event that CEPO is required to prepare an accounting restatement. The recovery of such compensation applies regardless of whether a Covered Officer engaged in misconduct or otherwise caused or contributed to the requirement of an accounting restatement. Under the Clawback Policy, the CEPO Board may recoup from the Covered Officers’ erroneously awarded incentive-based compensation received within a lookback period of the three completed fiscal years preceding the date on which CEPO is required to prepare an accounting restatement.

Director Nominations

CEPO does not have a standing nominating committee, though it intends to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq Rules. As there is no standing nominating committee, CEPO has not adopted a nominating committee charter. Generally, companies are required by Nasdaq Listing Rule 5605 to select director nominees through either (i) a vote solely of independent directors or (ii) a nominations committee comprised solely of independent directors. However, CEPO relies on the “controlled company” exemption and is therefore exempt from this requirement.

Director candidates may be nominated by the holders of CEPO Class B Ordinary Shares, which have the exclusive right to vote on directors prior to an initial business combination. The CEPO Board will also consider director candidates recommended for nomination by other CEPO Shareholders during such times as they are seeking proposed nominees to stand for election at the next annual general meeting (or, if applicable, an extraordinary general meeting). CEPO Shareholders that wish to nominate a director for appointment to the CEPO Board should follow the procedures set forth in the CEPO Memorandum and Articles. However, prior to an initial business combination, holders of Public Shares do not have the right to recommend director candidates for nomination to the CEPO Board.

CEPO has not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the CEPO Board considers educational background, diversity of professional experience, knowledge of CEPO’s business, integrity, professional reputation, independence, wisdom and the ability to represent the best interests of CEPO Shareholders.

Compensation Committee Interlocks and Insider Participation

None of CEPO’s officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more officers serving on the CEPO Board.

Trading Policies

On January 6, 2025, CEPO adopted insider trading policies and procedures governing the purchase, sale and/or other dispositions of CEPO’s securities by directors, officers and employees, which are reasonably designed to promote compliance with insider trading laws, rules and regulations and the applicable Nasdaq rules (the “Insider Trading Policy”). The foregoing description of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by the terms and conditions of the Insider Trading Policy, a copy of which was filed with CEPO’s Annual Report on Form 10-K filed with the SEC on March 28, 2025.

Code of Ethics

CEPO has adopted a Code of Ethics applicable to its directors, officers and employees. CEPO has filed a copy of its Code of Ethics and the charters for the CEPO Audit Committee and the CEPO Compensation Committee charters as exhibits to the CEPO IPO Prospectus. You are able to review these documents by accessing CEPO’s public filings at the SEC’s website at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from CEPO. CEPO intends to disclose any amendments to or waivers of certain provisions of its Code of Ethics, including any implicit waiver from a provision of the Code of Ethics applicable to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions requiring disclosure under applicable SEC or Nasdaq rules, in a Current Report on Form 8-K. See the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)     duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii)    duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)   directors should not improperly fetter the exercise of future discretion;

(iv)   duty to exercise powers fairly as between different sections of shareholders;

(v)    duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(vi)   duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the CEPO Memorandum and Articles or alternatively by shareholder approval at general meetings.

Each of CEPO’s officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to at least one other entity pursuant to which such officer or director will be required to present a business opportunity. The Sponsor, CEPO’s directors and officers, Cantor and their respective affiliates may sponsor, form or participate in the formation of, or become an officer or director of, any other blank check company or may pursue other business or investment ventures. Any such companies, businesses or investments may present additional conflicts of interest in pursuing a business opportunity. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. The CEPO Memorandum and Articles provides that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as CEPO; and (ii) CEPO shall renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and CEPO, on the other. These conflicts may not be resolved in CEPO’s favor. However, based on the existing relationships of the Sponsor and CEPO’s directors and officers, the fact that CEPO may consummate a business combination with a target in a wide range of industries, as well as the experiences of certain of CEPO’s directors and officers and affiliates of the Sponsor with the Prior Cantor SPACs, CEPO does not believe that the fiduciary duties or contractual obligations of its directors or officers materially affected CEPO’s search for an acquisition target or its ability to enter into Business Combination.

Below is a table summarizing the entities to which CEPO’s directors and officers currently have fiduciary duties or contractual obligations or other material management relationships that may present a conflict of interest:

Individual	Entity	Entity’s Business	Affiliation
Brandon Lutnick	Cantor Fitzgerald, L.P.(1)	Financial holding company	Chairman and Chief Executive Officer
	Cantor Equity Partners, Inc.	Blank check company	Chairman and Chief Executive Officer
	Cantor Equity Partners II, Inc.	Blank check company	Chairman and Chief Executive Officer
	Cantor Equity Partners III, Inc.	Blank check company	Chairman and Chief Executive Officer
	Cantor Equity Partners IV, Inc.	Blank check company	Chairman and Chief Executive Officer
	Cantor Equity Partners V, Inc.	Blank check company	Chairman and Chief Executive Officer
	BGC Group, Inc.	Public company — financial services	Director
Jane Novak	Cantor Fitzgerald, L.P.(1)	Financial holding company	Managing Director
	Cantor Equity Partners, Inc.	Blank check company	Chief Financial Officer
	Cantor Equity Partners II, Inc.	Blank check company	Chief Financial Officer
	Cantor Equity Partners III, Inc.	Blank check company	Chief Financial Officer
	Cantor Equity Partners IV, Inc.	Blank check company	Chief Financial Officer
	Cantor Equity Partners V, Inc.	Blank check company	Chief Financial Officer
Danny H. Salinas	Cantor Fitzgerald, L.P.(1)	Financial holding company	Chief Financial Officer
	Cantor Equity Partners, Inc.	Blank check company	Director
	Cantor Equity Partners II, Inc.	Blank check company	Director
	Cantor Equity Partners III, Inc.	Blank check company	Director
	Cantor Equity Partners IV, Inc.	Blank check company	Director
	Cantor Equity Partners V, Inc.	Blank check company	Director nominee
Douglas R. Barnard	Prophet Asset Management	Registered investment advisor	Member of Board of Managers
	Cantor Fitzgerald Infrastructure Fund	An Investment Company Act continuously offered closed-end interval fund	Trustee
	Cantor Select Portfolios	Delaware statutory trust	Trustee
	Cantor Equity Partners IV, Inc.	Blank check company	Director

Individual	Entity	Entity’s Business	Affiliation
Robert G. Sharp	Ramy Brook	Contemporary fashion brand	Co-Chief Executive Officer
	Union Investment Management	Real estate finance company	Principal
	Cantor Equity Partners II, Inc.	Blank check company	Director

____________

(1)      Includes direct and indirect subsidiaries of Cantor Fitzgerald, L.P. including entities that are not wholly-owned, directly or indirectly, by Cantor Fitzgerald, L.P.

Legal Proceedings

To the knowledge of CEPO’s management, there is no litigation currently pending or contemplated against CEPO, or any of its respective officers or directors in their capacity as such or against any CEPO property.

Periodic Reporting and Audited Financial Statements

CEPO has registered the CEPO Class A Ordinary Shares under the Exchange Act and has reporting obligations, including the requirement that it file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, CEPO’s annual report will contain financial statements audited and reported on by CEPO’s independent registered public accountants. CEPO has filed with the SEC its Annual Report on Form 10-K, covering the year ended December 31, 2024.

CEPO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

References in this section of this proxy statement/prospectus to CEPO’s “management” or CEPO’s “management team” refer to CEPO’s officers and directors. The following discussion and analysis provides information which CEPO’s management believes is relevant to an assessment and understanding of its results of operations and financial condition. This discussion and analysis should be read together with the sections of the proxy statement/prospectus entitled “Information About CEPO” and CEPO’s financial statements and related notes thereto that are included elsewhere in the proxy statement/prospectus. In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in the proxy statement/prospectus.

Overview

CEPO is a blank check company incorporated in the Cayman Islands on November 11, 2020, for the purpose of effecting an initial business combination. The Sponsor is Cantor EP Holdings I, LLC.

Although CEPO is not limited in its search for acquisition targets to a particular industry or sector for the purpose of consummating an initial business combination, CEPO is focusing its search on companies operating in the financial services, healthcare, real estate services, technology and software industries. CEPO is an early stage and emerging growth company and, as such, CEPO is subject to all of the risks associated with early stage and emerging growth companies.

The registration statement for the CEPO IPO became effective on December 20, 2024. On January 8, 2025, CEPO consummated the CEPO IPO of 20,000,000 CEPO Class A Ordinary Shares at a purchase price of $10.00 per share, generating gross proceeds of $200,000,000.

Simultaneously with the closing of the CEPO IPO, CEPO consummated the sale of 500,000 CEPO Private Placement Shares, at a price of $10.00 per share, to the Sponsor in the CEPO Private Placement, generating gross proceeds of $5,000,000.

Following the closing of the CEPO IPO and the CEPO Private Placement on January 8, 2025, an amount of $200,000,000 ($10.00 per share) from the net proceeds of the CEPO IPO and the CEPO Private Placement was placed in the Trust Account located in the United States with CST acting as trustee. The funds in the Trust Account were initially held in an account at J.P. Morgan Chase Bank, N.A. and on January 9, 2025, were transferred to an account at CF Secured, LLC (“CF Secured”), an affiliate of the Sponsor. The Trust Account may be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by CEPO meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, or held as cash or cash items (including in demand deposit accounts) at a bank as determined by CEPO, until the earlier of: (i) the completion of an initial business combination and (ii) the distribution of the Trust Account, as described below.

CEPO has until January 8, 2027 (24 months from the closing of the CEPO IPO), or until such earlier liquidation date as the CEPO Board may approve or such later date as the CEPO Shareholders may approve pursuant to the CEPO Memorandum and Articles, to consummate an initial business combination. If CEPO is unable to complete an initial business combination by the end of the Combination Period, CEPO will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to CEPO to pay taxes, divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining CEPO Shareholders and the CEPO Board, liquidate and dissolve, subject, in each case, to CEPO’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

On January 24, 2024, the SEC adopted the 2024 SPAC Rules. The 2024 SPAC Rules require, among other matters, (i) additional disclosures relating to SPAC business combination transactions; (ii) additional disclosures relating to dilution and to conflicts of interest involving sponsors and their affiliates in both SPAC initial public offerings and business combination transactions; (iii) additional disclosures regarding projections included in SEC filings in connection with proposed business combination transactions; and (iv) the requirement that both the SPAC and its acquisition target be co-registrants for business combination registration statements. In addition, the SEC’s adopting release provided guidance describing circumstances in which a SPAC could become subject to regulation under the Investment Company Act, including its duration, asset composition, business purpose and the activities of the SPAC and its management team in furtherance of such goals. The 2024 SPAC Rules may materially affect CEPO’s ability to negotiate and complete an initial business combination and may increase the costs and time related thereto.

On March 6, 2024, the SEC adopted its final rules relating to The Enhancement and Standardization of Climate-Related Disclosures for Investors, that would require registrants to provide climate-related disclosures in registration statements and certain periodic reports. The final rules set forth requirements for disclosure of material climate-related risks, mitigation activities, targets and goals, and governance. The rules also require disclosure of certain greenhouse gas emissions metrics and attestation of emissions disclosures. Subsequent to the issuance of the final rules, in April 2024, the SEC released an order staying the final rules pending judicial review of all of the petitions challenging the rules and in March 2025, the SEC voted to end its defense of the rules. CEPO is continuing to monitor the developments pertaining to the rules. However, if these reporting requirements are implemented following the completion of judicial review, they may significantly increase the complexity of CEPO’s periodic reporting as a U.S. public company.

Business Combination with BSTR

On July 16, 2025, CEPO entered into the Business Combination Agreement, pursuant to which, subject to the terms and conditions set forth therein, upon the consummation of the transactions contemplated thereby, (i) CEPO will merge with and into CEPO Merger Sub, with CEPO Merger Sub continuing as the CEPO Surviving Subsidiary and as a result of which the CEPO Shareholders will receive one share of Pubco Class A common stock for each CEPO Class A Ordinary Share held by such CEPO Shareholder; and (ii) Newco Merger Sub will merge with and into Newco, with Newco continuing as the surviving company, and as a result of which the Seller will receive an equal number of shares of Pubco Class A Stock and Pubco Class B Stock and Newco Equity Investors will receive Newco Exchange Interests, in each case, in exchange for their membership interests in Newco, and as a result of the Mergers, CEPO Surviving Subsidiary will become a wholly owned subsidiary of Pubco, CEPO Subsidiary B will become the managing member of Newco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with applicable law.

Concurrently with the signing of the Business Combination Agreement, on July 16, 2025, (i) CEPO and Pubco entered into the July Convertible Notes Subscription Agreements, pursuant to which the July Convertible Notes Investors agreed to make a private investment in Pubco by purchasing Convertible Notes in the Initial Convertible Notes Private Placement for an aggregate principal amount of $500 million, (ii) the July Convertible Notes Investors were granted (a) the First Convertible Notes Option to purchase additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable within 15 days following the execution of the July Convertible Notes Subscription Agreements, (b) the Second Convertible Notes Option to purchase additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable within 30 days following the execution of the July Convertible Notes Subscription Agreements, and (c) the Preferred Stock Option to purchase up to 3,200,000 shares of Preferred Stock with an aggregate principal amount of $320 million to be issued by Pubco, pursuant to and on the terms set forth in the Certificate of Designations, at a purchase price of $85.00 per share, exercisable within 30 days following the execution of the July Convertible Notes Subscription Agreements, in each case, on a pro rata basis based on such July Convertible Note Investor’s participation in the Initial Convertible Notes Private Placement; (iii) CEPO and Pubco entered into the July Preferred Stock Subscription Agreement, pursuant to which the July Preferred Stock Investor agreed to make a private placement in Pubco by purchasing 300,000 shares of Preferred Stock with an aggregate principal amount of $30 million at $85.00 per share for an aggregate purchase price of $25.5 million; (iv) CEPO and Pubco entered into the CEPO Cash Equity PIPE Subscription Agreements, pursuant to which the CEPO Cash Equity PIPE Investors agreed to purchase, in a private placement, 40,000,000 CEPO Class A Ordinary Shares, at a purchase price of $10.00 per share payable in cash, for an aggregate purchase price of $400 million; (v) CEPO and Pubco entered into the CEPO BTC Equity PIPE Subscription Agreements, pursuant to which the CEPO BTC Equity PIPE Investors agreed to purchase, in a private placement, a certain number of CEPO Class A Ordinary Shares, at $10.00 per share, in exchange for an aggregate of 4,156.11 Bitcoin, with the number of CEPO BTC Equity PIPE Shares to be issued to each CEPO BTC Equity PIPE Investor being equal to (a) the product of (1) the number of Bitcoin contributed by such CEPO BTC Equity PIPE Investor multiplied by (2) the Closing Bitcoin Price and then divided by (b) $10.00; and (v) CEPO, Pubco and Newco entered into the Newco Subscription Agreements, pursuant to which the Newco Equity Investors agreed to purchase, in a private placement, Newco Class A Interests at $10.00 per interest, in exchange for 865 Bitcoin in the aggregate, with the number of Newco Class A Interests to be issued to each Newco Equity Investor being equal to (a) the product of (1) the number of Bitcoin contributed by such Newco Equity Investor multiplied by (2) the Closing Bitcoin Price and then divided by (b) $10.00.

Further, the July Convertible Notes Subscription Agreements provide that, if any July Convertible Notes Investors should elect not to exercise their pro rata share of the Options, such unexercised portion of the Options will be offered to and may be exercised by the remaining July Convertible Notes Investors pro rata to their participation in the Initial Convertible Note Private Placement and the applicable Option, until 5:00 p.m. New York time on the Business Day immediately after the expiry of the applicable Option.

Pursuant to the terms of the July Convertible Notes Subscription Agreements, certain July Convertible Notes Investors exercised their pro rata share of the First Convertible Notes Option and the Unexercised Option in relation to the First Convertible Notes Option, to purchase additional Convertible Notes in an aggregate principal amount of $34.87 million and of the Second Convertible Notes Option and the Unexercised Option in relation to the Second Convertible Notes Option to purchase additional Convertible Notes in an aggregate principal amount of $9.323 million.

On August 7, 2025, CEPO and Pubco entered into the August Convertible Notes Subscription Agreements, pursuant to which the August Convertible Notes Investors agreed to purchase Convertible Notes in an aggregate principal amount of $30.5 million, upon the terms and subject to the conditions set forth therein.

With the inclusion of the Convertible Notes subscribed for pursuant to the July Convertible Notes Private Placement and the August Convertible Notes Private Placement, the total aggregate principal amount of the Convertible Notes will be $574.693 million.

Pursuant to the terms of the July Convertible Notes Subscription Agreements, certain July Convertible Notes Investors exercised their pro rata share of the Preferred Stock Option and the Unexercised Option in relation to the Preferred Stock Option to purchase an aggregate of approximately 2.2362 million shares of Preferred Stock with an aggregate principal amount of approximately $223.6 million at a purchase price of $85.00 per share for a total aggregate purchase price of approximately $190.08 million.

On August 25, 2025, CEPO and Pubco entered into the August Preferred Stock Subscription Agreements, pursuant to which the August Preferred Stock Investors agreed to purchase an aggregate of 482,924 shares of Preferred Stock with an aggregate principal amount of approximately $48.3 million, at a purchase price of $85.00 per share, for an aggregate purchase price of approximately $41.05 million.

With the inclusion of the shares of Preferred Stock subscribed for in the Preferred Stock Private Placements and the exercise of the Preferred Stock Option by certain July Convertible Notes Investors, taken together, Pubco will issue 3,019,200 shares of Preferred Stock at Closing in the aggregate with a total aggregate principal amount of $301.92 million, for a total purchase price of $256.632 million.

On August 28, 2025, (i) CEPO and Pubco entered into the August CEPO BTC Equity PIPE Subscription Agreement with the August CEPO BTC Equity PIPE Investor in substantially the same form as the July CEPO BTC Equity PIPE Subscription Agreements, pursuant to which the August CEPO BTC Equity PIPE Investor agreed to purchase, in the August CEPO BTC Equity PIPE, the August CEPO BTC Equity PIPE Shares and (ii) simultaneously therewith, CEPO, Pubco and Newco entered into a termination agreement with such investor in the Newco Private Placement, which terminated the Newco Subscription Agreement with such investor, pursuant to which such investor had agreed to purchase Newco Class A Interests in exchange for 20 Bitcoin.

As a result of the August CEPO BTC Equity PIPE, the total number of Bitcoin contributed by the CEPO BTC Equity Investors in the aggregate is 4,176.11 Bitcoin. As a result of the termination of the Newco Subscription Agreement with the August CEPO BTC Equity PIPE Investor, the total number of Bitcoin contributed by investors in the Newco Private Placement is 845 Bitcoin. However, the total number of Bitcoin contributed by the CEPO BTC Equity PIPE Investors and the Newco Equity Investors remains unchanged at 5,021.11 Bitcoin

Simultaneously with the execution of the Business Combination Agreement, CEPO, Pubco and the Sponsor entered into a Sponsor Support Agreement pursuant to which the Sponsor, among other things, agreed to vote its CEPO Ordinary Shares in favor of the adoption and approval of the Business Combination Agreement and the transactions contemplated thereby.

Certain of our existing agreements will be amended or amended and restated in connection with the Business Combination.

Liquidity and Capital Resources

As of June 30, 2025, December 31, 2024 and December 31, 2023, CEPO had $25,000, $0 and $0, respectively, of cash in its operating account. As of June 30, 2025, December 31, 2024, and December 31, 2023, CEPO had a working capital deficit of approximately $75,000, approximately $299,000 and $0, respectively. As of June 30, 2025, December 31, 2024 and December 31, 2023, approximately $3,316,000, $0 and $0, respectively, of the amount earned on funds held in the Trust Account was available to pay taxes, if any.

CEPO’s liquidity needs through June 30, 2025 have been satisfied through a contribution of $25,000 from the Sponsor in exchange for the issuance of the CEPO Class B Ordinary Shares, a loan of approximately $134,000 from the Sponsor pursuant to a promissory note (the “Pre-IPO Note”), the proceeds from the consummation of the CEPO Private Placement not held in the Trust Account and the Sponsor Loan. CEPO fully repaid the Pre-IPO Note upon completion of the CEPO IPO. In addition, in order to finance transaction costs in connection with an initial business combination, the Sponsor has committed to loan CEPO up to $1,750,000 pursuant to the Sponsor Loan to fund CEPO’s expenses relating to investigating and selecting an acquisition target and other working capital requirements, of which approximately $244,000, $0 and $0 had been drawn by CEPO as of June 30, 2025, December 31, 2024 and December 31, 2023, respectively.

If the Sponsor Loan is insufficient, the Sponsor or an affiliate of the Sponsor, or certain of CEPO’s officers and directors may, but are not obligated to, provide CEPO additional loans (“Working Capital Loans”). As of June 30, 2025, December 31, 2024 and December 31, 2023, CEPO did not have any borrowings under the Working Capital Loans.

Based on the foregoing, management believes that CEPO will have sufficient working capital and borrowing capacity from the Sponsor to meet its needs through the earlier of the consummation of an initial business combination or one year from the date of this proxy statement/prospectus. Over this time period, CEPO will be using these funds for paying existing accounts payable, identifying and evaluating prospective acquisition targets, performing due diligence on prospective acquisition targets, paying for travel expenditures, selecting the acquisition target to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Results of Operations

CEPO’s entire activity from inception through June 30, 2025 related to its formation, the CEPO IPO and to CEPO’s efforts toward locating and completing a suitable initial business combination. CEPO has neither engaged in any operations nor generated any revenues to date. CEPO will not generate any operating revenues until after completion of an initial business combination. CEPO has generated non-operating income in the form of interest income on amounts held in the Trust Account. CEPO expects to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended June 30, 2025, CEPO had net income of approximately $1,955,000, which consisted of approximately $2,130,000 of interest income on investments held in the Trust Account, partially offset by approximately $145,000 of general and administrative expenses, and $30,000 of administrative expenses paid to the Sponsor.

For the three months ended June 30, 2024, CEPO had a net loss of approximately $43,000, which resulted from approximately $43,000 of general and administrative expenses.

For the six months ended June 30, 2025, CEPO had net income of approximately $2,949,000, which consisted of approximately $3,316,000 of interest income on investments held in the Trust Account, partially offset by approximately $309,000 of general and administrative expenses, and approximately $58,000 of administrative expenses paid to the Sponsor.

For the six months ended June 30, 2024, CEPO had a net loss of approximately $43,000, which resulted from approximately $43,000 of general and administrative expenses.

For the year ended December 31, 2024, CEPO had a net loss of approximately $84,000, which consisted of general and administrative expenses.

For the year ended December 31, 2023, CEPO had a net loss of approximately $3,000, which consisted of general and administrative expenses.

Factors That May Adversely Affect CEPO’s Results of Operations

CEPO’s results of operations and its ability to complete an initial business combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond CEPO’s control. CEPO’s results of operations and its ability to consummate an initial business combination could be impacted by, among other things, downturns in the financial markets or in economic conditions, fluctuations in interest rates, and geopolitical instability, such as the military conflicts in Ukraine and the Middle East. CEPO cannot at this time predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact CEPO’s business and CEPO’s ability to complete an initial business combination.

Contractual Obligations

Business Combination Marketing Agreement

CEPO engaged CF&Co., an affiliate of the Sponsor, as an advisor in connection with an initial business combination to assist CEPO in holding meetings with CEPO Shareholders to discuss the potential initial business combination and the acquisition target’s attributes, introduce CEPO to potential investors that are interested in purchasing CEPO’s securities and assist CEPO with its press releases and public filings in connection with an initial business combination. CEPO will pay CF&Co. a cash fee for such services upon the consummation of an initial business combination in an amount of $7,000,000, which is equal to 3.5% of the gross proceeds of the CEPO IPO.

Related Party Loans

The Sponsor made available to CEPO, under the Pre-IPO Note, up to $300,000 to be used for a portion of the expenses of the CEPO IPO. The Pre-IPO Note was non-interest bearing and was repaid in full upon the completion of the CEPO IPO. As of June 30, 2025, December 31, 2024 and December 31, 2023, CEPO had $0, approximately $134,000 and $0 outstanding, respectively, under the Pre-IPO Note.

In connection with the CEPO IPO, the Sponsor has agreed to lend CEPO up to $3,000,000 pursuant to the Sponsor Note in connection with each Redemption Event such that an amount equal to $0.15 per Public Share being redeemed in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed Public Shares on such Redemption Event. The Sponsor Note does not bear interest and is repayable by CEPO to the Sponsor upon consummation of an initial business combination; provided that, at any time beginning 60 days after the date of the CEPO IPO, at the Sponsor’s option, all or any portion of the amount outstanding under the Sponsor Note may be converted into CEPO Class A Ordinary Shares at a conversion price of $10.00 per share. If CEPO is unable to consummate an initial business combination, the Sponsor Note would be repaid only out of funds held outside of the Trust Account. The Sponsor has waived any claims against the Trust Account in connection with the Sponsor Note.

In order to finance transaction costs in connection with an intended initial business combination, the Sponsor has committed up to $1,750,000 pursuant to the Sponsor Loan to be provided to CEPO to fund expenses relating to investigating and selecting an acquisition target and other working capital requirements, including $10,000 per month for office space, administrative and shared personnel support services that will be paid to the Sponsor, after the CEPO IPO and prior to an initial business combination. The Sponsor Loan does not bear interest and is repayable by CEPO to the Sponsor upon consummation of an initial business combination; provided that, at any time beginning 60 days after the date of the CEPO IPO, at the Sponsor’s option, all or any portion of the amount outstanding under the Sponsor Loam may be converted into CEPO Class A Ordinary Shares at a conversion price of $10.00 per share. If CEPO is unable to consummate an initial business combination, the Sponsor Loan would be repaid only out of funds held outside of the Trust Account. If the Sponsor Loan is insufficient, the Sponsor or an affiliate of the Sponsor, or certain of CEPO’s officers and directors may, but are not obligated to, provide CEPO with Working Capital Loans.

As of June 30, 2025, December 31, 2024 and December 31, 2023, CEPO had approximately $244,000, $0 and $0 outstanding, respectively, under the Sponsor Loan. As of June 30, 2025, December 31, 2024 and December 31, 2023, CEPO had no borrowings under the Working Capital Loans or the Sponsor Note.

Investment Held in the Trust Account

Starting on January 9, 2025, CEPO’s investment in a money market fund has been held in the Trust Account that is custodied by CF Secured with CST acting as trustee.

Critical Accounting Policies and Estimates

CEPO has identified the following as its critical accounting policies:

Use of Estimates

The preparation of CEPO’s financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, income and expenses and the disclosure of contingent assets and liabilities in CEPO’s financial statements. These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments, and CEPO evaluates these estimates on an ongoing basis. To the extent actual experience differs from the assumptions used, CEPO’s balance sheets, statements of operations, statements of comprehensive income (loss), statements of shareholders’ deficit and statements of cash flows could be materially affected. CEPO believes that the following accounting policies involve a higher degree of judgment and complexity.

Emerging Growth Company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. CEPO has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, CEPO, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of CEPO’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standard used.

CEPO Class A Ordinary Shares Subject to Possible Redemption

CEPO accounts for the CEPO Class A Ordinary Shares subject to possible redemption in accordance with the guidance in ASC 480, Distinguishing Liabilities from Equity. CEPO Class A Ordinary Shares subject to mandatory redemption (if any) are classified as liability instruments and measured at fair value. Conditionally redeemable CEPO Class A Ordinary Shares (including CEPO Class A Ordinary Shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within CEPO’s control) are classified as temporary equity. At all other times, CEPO Class A Ordinary Shares are classified as shareholders’ equity. All of the Public Shares feature certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, as of June 30, 2025, December 31, 2024 and December 31, 2023, 20,000,000, 0 and 0 CEPO Class A Ordinary Shares subject to possible redemption, respectively, are presented as temporary equity outside of the shareholders’ deficit section of CEPO’s balance sheets. CEPO recognizes any subsequent changes in redemption value immediately as they occur and adjust the carrying value of redeemable CEPO Class A Ordinary Shares to the redemption value at the end of each reporting period. Immediately upon the closing of the CEPO IPO, CEPO recognized the accretion from initial book value to redemption amount value of redeemable CEPO Class A Ordinary Shares. This method would view the end of the reporting period as if it were also the redemption date for the security. The change in the carrying value of redeemable CEPO Class A Ordinary Shares also resulted in charges against Additional paid-in capital and Accumulated deficit.

Net Income (Loss) Per CEPO Ordinary Share

CEPO complies with the accounting and disclosure requirements of ASC 260, Earnings Per Share. Net income (loss) per CEPO Ordinary Share is computed by dividing net income (loss) applicable to shareholders by the weighted average number of CEPO Ordinary Shares outstanding for the applicable periods. CEPO applies the two-class method in calculating earnings per share and allocate net income (loss) pro rata to CEPO Class A Ordinary Shares subject to possible redemption, nonredeemable CEPO Class A Ordinary Shares and CEPO Class B Ordinary Shares. Accretion associated with the redeemable CEPO Class A Ordinary Shares is excluded from earnings per share as the redemption value is not in excess of the fair value.

See Note 2 — “Summary of Significant Accounting Policies” to CEPO’s financial statements included elsewhere in this proxy statement/prospectus for additional information regarding these critical accounting policies and other significant accounting policies.

Off-Balance Sheet Arrangements and Contractual Obligations

As of June 30, 2025, December 31, 2024 and December 31, 2023, CEPO did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations.

INFORMATION RELATED TO BSTR

Unless otherwise indicated or the context otherwise requires, references in this section of the proxy statement/prospectus to “BSTR,” “we,” “us” “our,” and other similar terms refer to BSTR Newco, LLC prior to the Business Combination and BSTR Holdings, Inc. (“Pubco”) and its consolidated subsidiaries after giving effect to the Business Combination.

Overview

BSTR is a newly formed operating company focused exclusively on business lines relating to Bitcoin.

Our strategy is to offer public-market investors a differentiated, capital-efficient way to gain exposure to Bitcoin through (i) large-scale, programmatic accumulation of Bitcoin; (ii) active treasury management intended to compound Bitcoin per share over time and (iii) development and provision of services relating to Bitcoin-focused financial and technology infrastructure that we believe will expand the Bitcoin capital-markets opportunity set.

BSTR was formed in Delaware as a limited liability company on July 14, 2025.

Our Business Strategy

Following the Closing, BSTR will execute its strategy through three principal pillars that define our differentiated operating model and are designed to support long-term Bitcoin accumulation, disciplined treasury growth and development of Bitcoin-related infrastructure. Each pillar is described in greater detail below.

Bitcoin Accumulation at Scale

As a publicly listed operating company at Closing, BSTR aims to broaden access to Bitcoin for a wide range of public-market investors with diverse objectives and risk profiles by offering a range of capital raising instruments that present varying degrees of Bitcoin exposure.

BSTR intends to accumulate Bitcoin over time through a blended offering of equity and debt instruments which may be subscribed with cash or Bitcoin as well as the deployment of offering proceeds to acquire additional Bitcoin in the market. Such offerings and acquisitions will be strategically considered and paced based on market conditions and other factors, including (i) market price of Bitcoin and related trends, (ii) macroeconomic factors, (iii) market appetite and demand and (vi) Pubco’s stock price, including relative to the net asset value of its Bitcoin holdings.

In parallel, BSTR seeks to help shape and lead Bitcoin-native capital markets — including by developing Bitcoin-denominated financial products — and to position itself as a home for the community of longstanding Bitcoin holders. Through our existing relationships, we believe we have access to potential in-kind contributions from early Bitcoin adopters with long-held Bitcoin that is not typically available on exchanges, which we believe can broaden our potential Bitcoin sources.

BSTR does not currently intend to hold any other cryptocurrencies as a treasury asset.

BSTR retains the flexibility to sell Bitcoin under certain circumstances, such as to meet operational needs, comply with legal or regulatory obligations, pursue certain investment strategies or for general corporate purposes.

In addition — and as a key differentiator from more static treasury strategies — where our common stock trades at a meaningful discount to our estimated net asset value (“NAV”) relative to the prevailing Bitcoin price, we may sell a portion of our Bitcoin to fund opportunistic share repurchases. We believe this disciplined capital-allocation approach — dynamically arbitraging the relationship between our share price, implied premium/discount to NAV and the Bitcoin price — can be accretive to NAV per share and align with long-term shareholder value. Any such activity would be subject to applicable law, our liquidity and risk parameters, market conditions, internal Board and relevant committee authorization, and there can be no assurance that any repurchases will be undertaken.

BSTR does not currently plan to engage in hedging its Bitcoin exposure. BSTR retains the option to revisit this policy periodically as part of its ongoing risk management.

Active Bitcoin Treasury Management

BSTR intends to leverage its team’s extensive experience with Bitcoin treasury companies and navigating Bitcoin market cycles to apply established financial trading strategies and risk-management techniques to maintain and over time grow its Bitcoin holdings.

Our objective is to catalyze the integration of Bitcoin into mainstream finance and capital markets by managing Bitcoin with the same discipline, controls and transparency expected of traditional asset classes. Subject to market conditions, regulatory considerations and internal policies, we will explore opportunities to generate incremental in-kind Bitcoin yield and capture alpha through a multi-strategy approach across capital markets.

Yield strategies could include, but might not be limited to, covered options writing strategies and Bitcoin revolvers. Alpha strategies could include, but might not be limited to, high frequency trading, Bitcoin basis trading, inter-exchange arbitrage, and portfolio overlays.

In parallel, a long-term goal is to build a dedicated platform that sources and oversees external Bitcoin investment managers who deploy discretionary strategies across different durations (from very short to very long-term oriented holding strategies). These investment managers would be selected from our curated network of established professionals in both traditional and institutional finance as well as the emergent Bitcoin ecosystem. Prospective investment managers would undergo rigorous due diligence prior to being part of such platform and would be required to operate under defined mandates and governance and risk oversight, which may include central risk monitoring, surveillance of positions and limits, performance evaluations and incentive alignment. Subject to market conditions and our policies, BSTR may allocate Bitcoin to approved managers and/or make the platform available to client to access those managers.

Bitcoin Technology and Education Partner

BSTR aims to develop or enter into partnerships for end-to-end financial and technology infrastructure — including enterprise-grade risk, custody, settlement and tokenization tools — to facilitate active Bitcoin treasury management for institutional users. Our goal is to make Bitcoin management operationally straightforward, while meeting the same standards expected in traditional treasury operations. Initially, we expect to partner with leading institutions and technology providers in these areas and, over time, determine which functions are best suited for a captive in-house provision of these services by BSTR, based on commercial traction and client demand.

We intend to serve as a partner for companies, financial institutions and sovereigns pursuing Bitcoin-based treasury strategies through the provision of advisory services.

In tandem, we plan to promote Bitcoin literacy and policy dialogue through a “Bitcoin Educational Institute” to support informed adoption at both institutional and retail levels and to foster integration into evolving regulatory frameworks. The “Bitcoin Educational Institute” plans to create educational content calibrated for sovereigns, policymakers, investors, advisors and corporations. This educational initiative will also be a means to increase BSTR’s brand exposure and facilitate engagement with the growing Bitcoin community.

Potential Growth Avenues

Across each of the three pillars, we intend to pursue both organic and inorganic avenues of growth: (i) organically by expanding our talent base, product offering, customer set and our partnerships, and (ii) inorganically through selective minority investments, joint ventures and acquisitions where we believe such transactions have the potential to accelerate the expansion of our capabilities and Bitcoin accumulation. Our leadership team is deeply connected across traditional finance, the Bitcoin ecosystem and broader technology networks — a combination we believe is distinctive — and we expect these relationships to provide access to sensible, appropriately structured opportunities over time. Any such initiatives will be undertaken prudently within our governance and risk frameworks and will remain subject to uncertainties and customary conditions, including market conditions, availability of financing and liquidity, valuation, counterparty and regulatory due diligence, and required approvals. There can be no assurance that any particular opportunity will be available on acceptable terms or consummated at all. Please see “Risk Factors — Risks Related to the Business and Strategy of Pubco — We may seek to grow our business through minority investments, joint ventures and acquisitions, which could divert management’s attention and otherwise disrupt our operations and harm our operating results. We may fail to acquire or invest in companies whose market power or technology could be important to the future success of our business.” for further details.

Our Bitcoin Holdings

At the Closing, BSTR is expected to hold approximately 30,021 Bitcoin. The initial Bitcoin holdings will have been the result of a combination of contributions to be made by the Seller, the CEPO BTC Equity PIPE Investors and the Newco Equity Investors, as described below.

Pursuant to the terms of the Business Combination Agreement, the Contribution Agreement, the CEPO BTC Equity PIPE Subscription Agreements and the Newco Subscription Agreements, as applicable, immediately prior to the Closing, (i) the Seller will contribute 25,000 Bitcoin, (ii) the CEPO BTC Equity PIPE Investors will contribute an aggregate of approximately 4,176.11 Bitcoin and (iii) the Newco Equity Investors will contribute an aggregate of approximately 845 Bitcoin, in each case, at the value determined based on the Closing Bitcoin Price.

Custody of our Bitcoin

After the Closing, we will hold all of our Bitcoin in custody accounts with             . As a result, the primary counterparty risk we will be exposed to with respect to our Bitcoin is performance obligations under the custody arrangements into which we will enter with             . Our Bitcoin holdings will, and from time to time may, be concentrated with a single custodian.

Our custodial services contracts do not restrict our ability to reallocate our Bitcoin among multiple custodians. In light of the significant amount of Bitcoin we hold, we may seek to engage additional digital asset custodians to diversify the custody of our Bitcoin and our potential risk exposure to any one custodian.

We have and will continue to carefully select our Bitcoin custodians after undertaking a due diligence process. As part of our custodian selection process, we have and will continue to evaluate and select custodians that can demonstrate that they operate with strict security protocols, including multifactor authentication procedures designed to safekeep our Bitcoin. In addition, our custodial services agreements specify that the private keys that control our Bitcoin will be held in “cold” storage, which is designed to mitigate risks that a system may be susceptible to when connected to the internet, including the risks associated with unauthorized network access and cyberattacks. We also negotiate liability provisions in our custodial contracts, pursuant to which our custodians are generally held liable for their failure to safekeep our Bitcoin, except in certain circumstances.

We also plan to conduct due diligence reviews during the custodial relationship to monitor the safekeeping of our Bitcoin. We expect to conduct in the future, supplemental due diligence when we believe it is warranted by market circumstances or otherwise.

We negotiate specific contractual terms and conditions with our custodians that we believe will help establish, under existing law, that our property interest in the Bitcoin held by our custodians is not subject to the claims of the custodian’s creditors in the event the custodian enters bankruptcy, receivership or similar insolvency proceedings. All of our custodians are subject to regulatory regimes intended to protect customers in the event that a custodian enters bankruptcy, receivership or similar insolvency proceedings. Based on existing law and the terms and conditions of our contractual arrangements with our custodians, we believe that the Bitcoin held on our behalf by our custodians would not be considered part of a custodian’s bankruptcy estate were one or more of our custodians to enter bankruptcy, receivership or similar insolvency proceedings.

For a discussion of risks relating to the custody of our Bitcoin, see “Risk Factors — Risks Related to the Business and Strategy of Pubco.”

Policies on Airdrops, Forks, and Incidental Rights

As a holder of Bitcoin, BSTR may from time to time become entitled to receive additional rights or assets in the form of forks, airdrops, or other incidental entitlements. We intend to recognize forked and airdropped assets in close cooperation with the approach taken by our partner custodians at the time. We may not immediately or ever have the ability to withdraw a forked or airdropped Bitcoin by virtue of Bitcoins that we hold with our custodians. Future forks may occur at any time. A fork can lead to a disruption of networks and our information technology systems, cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of our and our assets.

BSTR does not intend to hold or invest in any digital assets other than Bitcoin. Any value realized from incidental rights, if material, will be disclosed in accordance with applicable accounting standards and regulatory requirements.

Potential Advantages and Disadvantages of Holding Bitcoin

We believe that Bitcoin is an attractive asset because it can serve as a store of value, supported by a robust and public open-source architecture, that is insulated from certain external factors such as governments and financial firms. Due to Bitcoin’s immutable supply cap, we believe it is one of the only mathematically quantifiable scarce assets that could protect against monetary debasement and has the potential to act as a global hedge in times of crisis.

Bitcoin exists entirely in digital form, as virtually irreversible public transaction ledger entries on the blockchain, and transactions in Bitcoin are recorded and authenticated not by a central repository or authority, but by a decentralized peer-to-peer network. This decentralization mitigates the risks of certain threats common to centralized computer networks, such as denial-of-service attacks, and reduces the dependency of the Bitcoin network on any single system. The decentralization of user nodes and miners also mitigates the risk of a 51% attack, which would be very costly and difficult to execute with respect to Bitcoin because the Bitcoin network is open source and widely distributed, and transactions on the blockchain require significant computing power to be validated. However, while the Bitcoin network as a whole is decentralized, the private keys used to access Bitcoin balances are not widely distributed and are susceptible to phishing and other attacks designed to obtain sensitive information or gain access to password-protected systems. Loss of such private keys can result in an inability to access, and effective loss of, the corresponding Bitcoin. Consequently, Bitcoin holdings are susceptible to all of the risks inherent in holding any electronic data, such as power failure, data corruption, security breach, communication failure and user error, among others. These risks, in turn, make Bitcoin substantially more susceptible to theft, destruction, or loss of value from hackers, corruption, viruses and other technology-specific factors as compared to conventional fiat currency or other conventional financial assets. See “Risk Factors — Risks Related to the Business and Strategy of Pubco.”

In addition, the Bitcoin network relies on open-source developers to maintain and improve the Bitcoin protocol. Accordingly, Bitcoin may be subject to protocol design changes, governance disputes such as “forked” protocols, competing protocols, and other open source-specific risks that do not affect conventional proprietary software.

Our Competitive Strengths

BSTR believes it is well-positioned to become a leading public market vehicle for investors seeking exposure to Bitcoin and to compete effectively in the emerging market for Bitcoin-focused treasury companies.

Experienced leadership at the intersection of Bitcoin and institutional capital.    Our senior team blends foundational cryptography and Bitcoin protocol expertise with multi-decade institutional investing experience. Dr. Adam Back (inventor of Hashcash and early contributor in the Bitcoin community) and Sean Bill (who has CIO experience across public pensions and hedge funds) anchor a management group with deep credibility across both technology and finance.

A clear operating model built for disciplined Bitcoin accumulation and active treasury management.    Our plan emphasizes strategy execution across our three principal pillars that define our differentiated operating model and are designed to support long-term Bitcoin accumulation, disciplined treasury growth, and development of Bitcoin-related infrastructure.

Flexible capital formation toolkit across fiat- and Bitcoin-denominated instruments.    We intend to utilize multiple avenues — fiat equity and debt as well as Bitcoin-funded equity and potential Bitcoin-denominated debt — to continue accumulating Bitcoin for shareholders. This multi-instrument approach is designed to match investor preferences and market windows.

Foundational scale and alignment through significant founder contribution.    At inception, our founding group agreed to contribute 25,000 BTC, establishing a large, aligned balance-sheet position from day one. Such contribution also highlights long-term alignment, and we plan for continued co-investment alongside public shareholders.

Access to early Bitcoin holders (“OGs”) and off-exchange supply.    Through longstanding community relationships, we target participation and in-kind contributions from early adopters with long-held Bitcoin that is not typically available on exchanges, which we believe can enhance sourcing flexibility and reduce frictions relating to contribution or acquisition of Bitcoin.

Public-company platform broadening investor access.    By operating as a listed company upon Closing, we aim to offer investors multiple forms of exposure to Bitcoin through listed and potentially unlisted securities and structured instruments calibrated to different risk profiles, potentially expanding our addressable investor base beyond Bitcoin-native channels.

Capability to help shape Bitcoin-native capital markets.    Beyond holding Bitcoin, we plan to participate in the development of Bitcoin-native yield, credit and structured-product markets (e.g., Bitcoin-denominated financing solutions) and to provide advisory and implementation support to companies, institutions and sovereigns adopting Bitcoin-based treasury strategies.

Investment diversification through a unique Bitcoin multi-strategy, multi-manager approach.    Using Bitcoin returns as our reference metric, we will seek to create value-additive strategies across the risk-return and liquidity spectrum and through a select group of specialist investment managers. For example, we believe we can add traditional investment returns to base Bitcoin returns by using Bitcoin as collateral, without compromising the sanctity of our Bitcoin holdings.

Transaction and financing momentum supporting the strategy.    In connection with the Business Combination, we have entered into private placement agreements for an aggregate of approximately $1.3 billion of fiat financing (convertible notes, convertible preferred stock and fiat equity) and Bitcoin contributions of 5,021 BTC, each subject to customary conditions and the Closing. We believe this financing plan, together with the founders’ contribution, provides a substantial initial capital base for treasury operations.

Overview of the Bitcoin Industry and Market

Bitcoin is a digital asset that is issued by and transmitted through an open-source protocol, known as the Bitcoin protocol, collectively maintained by a peer-to-peer network of decentralized user nodes. This network hosts a public transaction ledger, known as the Bitcoin blockchain, on which Bitcoin holdings and all validated transactions that have ever taken place on the Bitcoin network are recorded. Balances of Bitcoin are stored in individual “wallet” functions, which associate network public addresses with one or more “private keys” that control the transfer of Bitcoin. The Bitcoin blockchain can be updated without any single entity owning or operating the network.

Creation of New Bitcoin and Limits on Supply

The Bitcoin protocol limits the total number of Bitcoins that can be generated over time to 21 million. As of August 31, 2025, approximately 19.9 million Bitcoins have been generated. The remaining approximately 1.1 million Bitcoin are expected to be generated over the next 120 years. New Bitcoins are created and allocated by the Bitcoin protocol through a “mining” process that rewards users that validate transactions in the Bitcoin blockchain. Validated transactions are added in approximately 144 daily “blocks.” The mining process serves to validate transactions and secure the Bitcoin network. Mining is a competitive and costly operation that requires a large amount of computational power to solve complex mathematical algorithms. This expenditure of computing power is known as “proof of work.”

To incentivize miners to incur the costs of mining Bitcoin, the Bitcoin protocol rewards miners that successfully validate a block of transactions with newly generated Bitcoin. As of June 30, 2025, the current reward for miners that successfully validate a block of transactions is 3.125 Bitcoin per mined block. The mining reward is reduced by half, which is referred to as a Bitcoin halving, after every 210,000 blocks are mined. Given the approximately 144 daily blocks and 3.125 Bitcoin per block, there are approximately 450 Bitcoin generated daily. The next Bitcoin halving is expected to occur in April 2028, at which point the mining reward will reduce to 1.5625 Bitcoin per block.

Modifications to the Bitcoin Protocol

Bitcoin is an open-source network that has no central authority, so no one person can unilaterally make changes to the software that runs the network. However, there is a core group of developers that maintains the code for the Bitcoin protocol, and they can propose changes to the source code and release periodic updates and other changes. Unlike most software that has a central entity that can push updates to users, Bitcoin is a peer-to-peer network in which individual network participants, called nodes, decide whether to upgrade the software and accept the new changes. As a practical matter, a modification becomes part of the Bitcoin protocol only if the proposed changes are accepted by participants collectively having more than 50% of the processing power, known as hash rate, on the network. If a certain percentage of the nodes reject the changes, then a “fork” takes place, and participants can choose the version of the software they want to run. For additional information, see the risk factor entitled “Pubco may be unable to recognize the economic benefit of a “fork” or an “airdrop,” which could adversely impact an investment in Pubco.”

Forms of Attack Against the Bitcoin Network and Wallets

Blockchain technology has many built-in security features that make it difficult for hackers and other malicious actors to corrupt the protocol or blockchain. However, as with any computer network, the Bitcoin network may be subject to certain attacks. Some forms of attack include unauthorized access to wallets that hold Bitcoin and direct attacks, like “51% attacks” or “denial-of-service attacks” on the Bitcoin network.

Bitcoin is controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the Bitcoin is held. Private keys used to access Bitcoin balances are not widely distributed and are typically held on hardware (which can be physically controlled by the holder or by a third party such as a custodian) or via software programs on third-party servers. One form of obtaining unauthorized access to a wallet occurs following a phishing attack where the attacker deceives the victim and manipulates them into sharing their private keys for their digital wallet or other sensitive information. Other similar attacks may also result in the loss of private keys and the inability to access, and effective loss of, the corresponding Bitcoin.

A “51% attack” may occur when a group of miners attain more than 50% of the Bitcoin network’s mining power, thereby enabling them to control the Bitcoin network and protocol and manipulate the blockchain. The Bitcoin network is designed to discourage 51% attacks by making the economic incentive for mining greater than the economic incentive of re-mining all necessary blocks to manipulate the blockchain. See “Creation of New Bitcoin and Limits on Supply” above. A “denial-of-service attack” occurs when legitimate users are unable to access information systems, devices, or other network resources due to the actions of a malicious actor flooding the network with traffic until the network is unable to respond or crashes. The Bitcoin network has been, and can be in the future, subject to denial-of-service attacks, which can result in temporary delays in block creation and in the transfer of Bitcoin.

Bitcoin Industry Participants

The primary Bitcoin industry participants are miners, investors and traders, digital asset exchanges and service providers, including custodians, brokers, payment processors, wallet providers and financial institutions.

Miners range from Bitcoin enthusiasts to professional mining operations that design and build dedicated mining machines and data centers, including mining pools, which are groups of miners that act cohesively and combine their processing power to mine Bitcoin blocks. See “Creation of New Bitcoin and Limits on Supply” above.

Bitcoin investors and traders include individuals and institutional investors who, directly or indirectly, purchase, hold, and sell Bitcoin or Bitcoin-based derivatives. As Bitcoin adoption accelerates, large institutions are becoming increasingly significant Bitcoin investors. As of June 30, 2025, over 10% of Bitcoin’s supply is held by corporations, governments, and large institutions.

Digital asset exchanges provide trading venues for purchases and sales of Bitcoin in exchange for fiat or other digital assets. Bitcoin can be exchanged for fiat currencies, such as the U.S. dollar, at rates of exchange determined by market forces on Bitcoin trading platforms, which are not regulated in the same manner as traditional securities exchanges. In addition to these platforms, over-the-counter markets and derivatives markets for Bitcoin also exist. The value of Bitcoin within the market is determined, in part, by the supply of and demand for Bitcoin in the global Bitcoin market, market expectations for the adoption of Bitcoin as a store of value, the number of merchants that accept Bitcoin as a form of payment, and the volume of peer-to-peer transactions, among other factors. For a discussion of risks associated with digital asset exchanges, see “Risk Factors — Risks Related to the Business and Strategy of Pubco.”

Service providers offer a multitude of services to other participants in the Bitcoin industry, including custodial and trade execution services, commercial and retail payment processing, loans secured by Bitcoin collateral, and financial advisory services. If adoption of the Bitcoin network continues to materially increase, we anticipate that service providers may expand the currently available range of services and that additional parties will enter the service sector for the Bitcoin network.

Bitcoin Financial and Technology Infrastructure Market

Products and services related to Bitcoin-focused financial and technology infrastructure are increasingly emerging as part of the broader trend towards the simplification of investor access to Bitcoin and the increased adoption of Bitcoin among institutions, globally.

We believe that a substantial market opportunity exists to provide Bitcoin technology implementation and act as a resource for technological advancement relating to management of Bitcoin holdings and Bitcoin treasury strategies.

Education Market

Educational products focused specifically on Bitcoin represent a growing niche within the broader trend towards financial literacy among individuals and the adoption of Bitcoin among institutions, globally.

We believe that a substantial market opportunity exists to promote Bitcoin literacy and act as a source of educational support and pioneer of Bitcoin awareness for both the retail market and the institutional market. We intend for our educational efforts to be targeted towards market participants of all levels of Bitcoin literacy.

Competition

Our Bitcoin strategy generally involves from time to time, subject to market conditions, issuing debt or equity securities which may be subscribed for in Bitcoin or cash or engaging in other capital raising transactions with the objective of using the proceeds to purchase Bitcoin. When we engage in such transactions, we compete with, among others, other companies that hold Bitcoin or other digital assets as treasury reserve assets, ETPs, Bitcoin miners, digital assets exchanges, other digital assets service providers, private funds that invest in Bitcoin and other digital assets, and similar vehicles. The current average daily buying volume from other companies that hold Bitcoin as treasury reserve assets already exceeds the current average number of Bitcoin mined per day. This trend is likely to continue given future Bitcoin halving events and the ongoing growth in popularity of Bitcoin treasury strategies. An increase in the competition for sources of Bitcoin and sources of capital could adversely affect the availability of Bitcoin and the cost of financing for our Bitcoin purchases, and thereby could adversely affect the market price of shares of Pubco Class A Stock.

The market for Bitcoin financial and technology infrastructure is highly competitive and rapidly evolving and expanding across several segments, such as mining hardware, custody, wallets, trading platforms and analytics. Existing players include leading technology platforms and Bitcoin analytics and data providers. These segments continue to grow rapidly to cater to increasing institutional needs. The market for related products and services face constant new entrants and price pressure, with players differentiating themselves through innovation, efficiency, regulatory alignment and value-add services.

The market for Bitcoin education products is highly fragmented but rapidly evolving and characterized by low barriers to entry. Companies operating in this market compete on a variety of factors, including (i) quality of educational content, (ii) brand reputation, (iii) user experience (iv) pricing, and (v) accessibility across geographies, languages, and proficiency levels.

Existing providers include a range of participants such as (i) traditional education platforms (e.g., Coursera and Udemy), (ii) financial services firms with content offerings (e.g., Binance), and (iii) publicly accessible media channels (e.g., YouTube-based content creators). Additionally, we could face competition from any number of new entrants from (i) crypto-native platforms, (ii) content creators, and (iii) non-profit & academic organizations.

The market for Bitcoin financial and technology infrastructure and Bitcoin education products and services are subject to material uncertainties, including volatility in public interest, changes in regulatory treatment of cryptocurrencies, and reputational risks associated with the broader cryptocurrency sector. These and other factors may materially impact the business, financial condition, and results of operations of companies operating in this sector.

Government Regulation

The laws and regulations applicable to Bitcoin and digital assets are evolving and subject to interpretation and change.

Governments around the world have reacted differently to digital assets. Certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as the U.S., digital assets are subject to overlapping, uncertain and evolving regulatory requirements.

As digital assets have grown in both popularity and market size, the U.S. Executive Branch, Congress, and a number of U.S. federal and state agencies, including the Financial Crimes Enforcement Network, the CFTC, the SEC, the Financial Industry Regulatory Authority, the Consumer Financial Protection Bureau, the Department of Justice, the

Department of Homeland Security, the Federal Bureau of Investigation, the IRS, and state financial regulators, have been examining the operations of digital asset networks, digital asset users and digital asset exchanges, with particular focus on the extent to which digital assets can be used to violate state or federal laws, including to facilitate the laundering of proceeds of illegal activities or the funding of criminal or terrorist enterprises, and the safety and soundness and consumer-protective safeguards of exchanges or other service-providers that hold, transfer, trade or exchange digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by digital assets to investors. In addition, federal and state agencies, and other countries have issued rules or guidance regarding the treatment of digital asset transactions and requirements for businesses engaged in activities related to digital assets.

Depending on the regulatory characterization of Bitcoin, the markets for Bitcoin in general, and our activities in particular, our business and our Bitcoin strategy may be subject to regulation by one or more regulators in the United States and globally. Ongoing and future regulatory actions may alter, to a materially adverse extent, the nature of digital assets markets, the participation of industry participants, including service providers and financial institutions in these markets, and our ability to pursue our Bitcoin strategy. Additionally, U.S. state and federal and foreign regulators and legislatures have taken action against industry participants, including digital assets businesses, and enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from digital assets activity. U.S. federal and state energy regulatory authorities are also monitoring the total electricity consumption of cryptocurrency mining, and the potential impacts of cryptocurrency mining to the supply and dispatch functionality of the wholesale grid and retail distribution systems. Many state legislative bodies have passed, or are actively considering, legislation to address the impact of cryptocurrency mining in their respective states.

The CFTC takes the position that some digital assets, including Bitcoin, fall within the definition of a “commodity” under the Commodities Exchange Act of 1936, as amended (the “CEA”). Under the CEA, the CFTC has broad enforcement authority to police market manipulation and fraud in spot digital assets markets in which we may transact. Beyond instances of fraud or manipulation, the CFTC generally does not oversee cash or spot market exchanges or transactions involving digital asset commodities that do not utilize margin, leverage, or financing. In addition, CFTC regulations and CFTC oversight and enforcement authority apply with respect to futures, swaps, other derivative products and certain retail leveraged commodity transactions involving digital asset commodities, including the markets on which these products trade.

The SEC and its staff have taken the position that certain other digital assets fall within the definition of a “security” under the U.S. federal securities laws. Public statements made by senior officials and senior members of the staff at the SEC indicate that the SEC does not consider Bitcoin to be a security under the federal securities laws. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital assets.

In addition, since transactions in Bitcoin provide a degree of anonymity, they are susceptible to misuse for criminal activities, such as money laundering. This misuse, or the perception of such misuse, could lead to greater regulatory oversight of Bitcoin and Bitcoin platforms, and there is the possibility that law enforcement agencies could close or blacklist Bitcoin platforms or other Bitcoin-related infrastructure with little or no notice and prevent users from accessing or retrieving Bitcoin held via such platforms or infrastructure. For example, the U.S. Treasury Department’s Office of Foreign Assets Control has issued updated advisories regarding the use of virtual currencies, added a number of digital asset exchanges and service providers to the Specially Designated Nationals and Blocked Persons list and engaged in several enforcement actions, including a series of enforcement actions that have either shut down or significantly curtailed the operations of several smaller digital asset exchanges associated with Russian and/or North Korean nationals. Additionally, in January 2025, the Consumer Financial Protection Bureau announced that it is seeking public input on privacy protections and surveillance in digital payments, particularly those offered through large technology platforms.

In addition, there has been increasing focus on the extent to which digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to the ongoing conflict between Russia and Ukraine. In order to address these risks, as of Closing, we will have implemented and will maintain policies and procedures reasonably designed to promote compliance with applicable anti-money laundering (“AML”), know-your-customer (“KYC”), and sanctions laws and regulations. Our compliance framework is designed to primarily rely on transacting with regulated third-party entities, such as registered money services businesses or financial institutions, that are themselves subject to robust AML, KYC, and related compliance rules in the United States, thereby mitigating these risks. For additional information, see the risk factor entitled “Although Pubco will have relevant due diligence procedures at Closing regarding anti-money laundering (“AML”) and know-your-customer (“KYC”), these procedures may fail to prevent illegal transactions, which could subject Pubco to criminal and civil liabilities and impact the value of the shares of Pubco Class A Stock.”

As noted above, activities involving Bitcoin and other digital assets may fall within the jurisdiction of more than one financial regulator and various courts and such laws and regulations are rapidly evolving and increasing in scope. On January 23, 2025, President Trump issued an executive order entitled, Strengthening American Leadership in Digital Financial Technology. While the executive order did not mandate the adoption of any specific regulations, the executive order identifies certain key objectives to guide agencies involved in crypto regulation, including (i) protecting the sovereignty of the United States dollar by promoting the development of United States dollar-backed stablecoins, (ii) providing regulatory clarity and certainty built on technology-neutral regulations for individuals and firms involved in digital assets, including through well-defined jurisdictional regulatory boundaries, and (iii) taking measures to protect Americans from the risks of Central Bank Digital Currencies. To achieve these objectives, the executive order established a working group on digital asset markets within the National Economic Council, comprised of representatives from key federal agencies, with a tight timeline for examining existing regulations and proposing a new regulatory framework. There have also been several bills introduced in Congress, including the CLARITY Act and the GENIUS Act that propose to establish additional regulation and oversight of the digital asset markets. For additional information, see the risk factor entitled “Bitcoin and other digital assets are novel assets, which will expose Pubco to significant legal, commercial, regulatory and technical uncertainty, which could materially adversely affect Pubco’s financial position, operations and prospects.”

Intellectual Property

As of the date of this filing, BSTR maintains and uses trade names, unregistered trademarks, domain names, and logos, which it considers material to its brand identity. BSTR may pursue registration of certain marks or content in additional jurisdictions as appropriate.

As of the date of this filing, other than as described above, BSTR does not otherwise own any intellectual property.

Human Capital

As of the Closing, we will have a total of              employees, of whom              will be based in the United States and              will be based internationally. None of our employees will be covered by a collective bargaining agreement. We may engage third-party contractors and consultants on an as-needed basis.

We are a remote-first company. We believe that allowing personnel to work in the location that best meets their needs and preferences presents an attractive opportunity for a larger pool of high-quality candidates and a competitive advantage in hiring and retaining talent in the United States and worldwide.

Personnel management is essential to the growth of our business. Our aim is to create a dynamic lean team of personnel where employees are motivated by our mission and routinely engaged in activities that are meaningful to their career progression and have opportunities for professional development.

Legal Proceedings

From time to time, BSTR or any of their respective subsidiaries may become involved in legal proceedings or be subject to claims arising in the ordinary course of their business. None of BSTR or any of their respective subsidiaries is currently a party to any legal proceedings, the outcome of which, if determined adversely, is reasonably expected to individually or in the aggregate have a material adverse effect on their business or financial condition.

BSTR’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

References in this section to “BSTR,” “we,” “us,” or “our” are to Newco and its subsidiaries, in each case prior to the Business Combination and BSTR Holdings, Inc. (“Pubco”) and its consolidated subsidiaries after giving effect to the Business Combination. The following discussion and analysis provides information which BSTR’s management believes is relevant to an assessment and understanding of its results of operations and financial condition. This discussion and analysis should be read together with the sections of the proxy statement/prospectus entitled “Information Related to BSTR,” and BSTR’s audited financial statements and related notes thereto that are included elsewhere in the proxy statement/prospectus. In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in the proxy statement/prospectus.

Overview

BSTR is a newly formed operating company focused exclusively on business lines relating to Bitcoin. Our strategy is to offer public-market investors a differentiated, capital-efficient way to gain exposure to Bitcoin through (i) large-scale, programmatic accumulation of Bitcoin; (ii) active treasury management intended to compound Bitcoin per share over time and (iii) development and provision of services relating to Bitcoin-focused financial and technology infrastructure that we believe will expand the Bitcoin capital-markets opportunity set. BSTR was formed in Delaware as a limited liability company on July 14, 2025.

Newco has no operating history and has not yet generated any revenue. However, at Closing, Pubco will be an operating company engaged in a number of business strategies focused on Bitcoin. Following the Closing, BSTR will execute its strategy through three principal pillars that define our differentiated operating model and are designed to support long-term Bitcoin accumulation, disciplined treasury growth and development of Bitcoin-related infrastructure. Each such pillar is further described below.

BSTR’s ability to generate revenue sufficient to achieve profitability will depend on, among other factors, its ability to raise capital to acquire additional Bitcoin, to secure participation and contribution from Bitcoin holders through in-kind investments, to successfully apply financial trading strategies and risk-management techniques in its active management of its Bitcoin holdings, to develop or enter into partnerships for end-to-end Bitcoin-focused financial and technology infrastructure and create and promote Bitcoin-focused educational content. In connection with the consummation of the Business Combination, Newco Merger Sub will merge with and into Newco, with Newco continuing as the surviving company and a wholly owned subsidiary of Pubco.

Business Combination with CEPO

On July 16, 2025, CEPO, Pubco, CEPO Merger Sub, Newco, Seller, CEPO Subsidiary A, CEPO Subsidiary B and Newco Merger Sub entered into the Business Combination Agreement. Pursuant to the Business Combination Agreement, upon Closing, (i) CEPO will merge with and into CEPO Merger Sub in the CEPO Merger, with CEPO Merger Sub continuing as the CEPO Surviving Subsidiary, as a result of which (a) immediately prior to the Effective Time, each issued and outstanding CEPO Class B Ordinary Share will automatically convert into one CEPO Class A Ordinary Shares, and (b) at the Effective Time, the holders of CEPO Class A Ordinary Shares will receive one share of Pubco Class A Stock, for each CEPO Class A Ordinary Share held by such CEPO shareholder, and (ii) at least two (2) hours after the CEPO Merger, Newco Merger Sub will merge with and into Newco, with Newco continuing as the surviving company, and as a result of which (a) the Seller will receive shares of Pubco Stock in exchange for its Newco Interests and (b) the Newco Equity Investors will receive Newco Exchange Interests in exchange for their Newco Class A Interests, in each case, as described in the section entitled “The Business Combination.”

Concurrently with the signing of the Business Combination Agreement, on July 16, 2025, the Seller and Newco entered into the Contribution Agreement pursuant to which, immediately prior to Closing, the Seller will consummate the Contribution whereby the Seller will contribute to Newco 25,000 Bitcoin in exchange for (a) a number of Newco Class A Interests equal to (x) 25,000 multiplied by the Closing Bitcoin Price, divided by (y) $10.00, and (b) a number of Newco Class B Interests, each equal to (x) 25,000 multiplied by the Closing Bitcoin Price, divided by (y) $10.00.

Principal Factors Affecting Our Results of Operations and Material Trends

BSTR and Pubco’s future results are expected to be impacted by the highly volatile nature of Bitcoin’s valuation, as well as conditions and trends relating to demand for Bitcoin or other digital assets, and other factors including the successful execution of Newco’s business lines including our Bitcoin acquisition strategy, regulatory and technical developments surrounding Bitcoin and cryptocurrencies, the rapid evolution of the Bitcoin technology infrastructure landscape and our ability to innovate and provide a value-add in the space and the effectiveness of our marketing and sales efforts to develop a robust and diverse client base with respect to our strategy relating to Bitcoin financial and technology infrastructure development or partnerships and our educational content and initiatives. The primary factors that are expected to impact our results and present significant opportunities, as well as pose risks and challenges, are described below. BSTR believes that our performance and future success depend on the factors discussed below, those mentioned in the section entitled “Risk Factors” and elsewhere in this proxy statement/prospectus.

The following macroeconomic factors and trends as they relate to Bitcoin may specifically impact our business:

•        Price of Bitcoin:    Our business is expected to be heavily dependent on the price of Bitcoin, which has historically experienced significant volatility. At Closing, we will have acquired Bitcoin, and may in the future acquire additional Bitcoin through at-market purchases to build our strategic reserve of Bitcoin. Under ASU 2023-08, Intangibles-Goodwill and Other-Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), Bitcoin is revalued at fair value at the end of each reporting period, with changes in fair value recognized in net income. As a result, fluctuations in the price of Bitcoin may significantly impact our results of operations.

•        Awareness:    The perception of Bitcoin as a legitimate and secure asset class and technology by the general public plays a crucial role. The pace and effectiveness of continued education and awareness is expected to impact adoption rates. Due to the rapidly evolving nature of digital assets and the volatile price of Bitcoin, which has experienced and continues to experience significant volatility, we expect that our operating results will fluctuate significantly from quarter to quarter in accordance with market sentiments and movements in the broader Bitcoin economy.

•        Regulation:    The global regulatory landscape for Bitcoin, including clarity around legal status, accounting and tax treatment, and other compliance requirements will significantly impact its growth. Favorable regulations can encourage adoption, while restrictive measures can hinder it.

•        Institutional Adoption:    Increased participation by institutional investors, including hedge funds, mutual funds, corporations, and nation states can drive market confidence and liquidity, supporting continued growth.

•        Political Environment:    Bitcoin has entered the political conversation in the United States and abroad. We cannot be certain as to how future regulatory developments will impact the treatment of Bitcoin under the law, and ongoing and future regulation and regulatory actions could significantly restrict or eliminate the market for or uses of Bitcoin and materially and adversely impact our business.

•        Monetary Policy:    Central bank monetary policies, especially those related to interest rates and monetary supply, can influence Bitcoin adoption. Low-interest rates and expansive monetary policies that lead to currency debasement may lead to a search for alternative investments like Bitcoin.

•        Technological Innovation:    Advances in blockchain technology, improvements in scalability, and enhanced security protocols can increase Bitcoin adoption and integration into various financial systems. At the same time, we expect competition to further intensify in the future. We compete against a number of companies operating both within the United States and abroad, and both those that focus on traditional financial services and those that focus on Bitcoin-focused services and technology infrastructure.

Plan of Operations and Expected Revenue Sources

BSTR anticipates revenue generation through the following key business lines in the initial period following the Business Combination:

•        Bitcoin Accumulation at Scale:    BSTR’s Bitcoin accumulation strategy will involve (i) the acquisition of Bitcoin over time through a combination of offerings of equity and debt instruments which may be subscribed for with cash or Bitcoin, and the deployment of offering proceeds to acquire additional Bitcoin in the market, (ii) strategic consideration and pacing of such acquisitions and offerings based on market conditions and other factors, including market price of Bitcoin and related trends, macroeconomic factors, market appetite and demand and Pubco’s stock price, including relative to the net asset value of its Bitcoin holdings and (iii) leveraging BSTR’s existing Bitcoin community relationships to access potential in-kind contributions from early Bitcoin adopters with long-held Bitcoin. As a key differentiator from more static treasury strategies — where BSTR’s common stock trades at a meaningful discount to our estimated net asset value (“NAV”) relative to the prevailing Bitcoin price, BSTR may sell a portion of our Bitcoin to fund opportunistic share repurchases.

•        Active Bitcoin Treasury Management.    BSTR intends to leverage its team’s extensive experience with Bitcoin treasury companies and navigating Bitcoin market cycles to apply established financial trading strategies and risk-management techniques to maintain and, over time, grow its Bitcoin holdings. Subject to applicable regulation and ongoing assessment of our investment theses and performance, BSTR will explore opportunities to generate incremental in-kind Bitcoin yield and capture alpha through a multi-strategy approach across capital markets. BSTR’s objective is to catalyze the integration of Bitcoin into mainstream finance and capital markets, including by managing Bitcoin with the same discipline, controls and transparency expected of traditional asset classes. In parallel, a long-term goal is to build a dedicated platform that sources and oversees external Bitcoin investment managers who deploy discretionary strategies across different durations (from very short to very long-term oriented holding strategies). Subject to market conditions and its policies, BSTR may allocate Bitcoin to approved managers and/or make the platform available to clients to access those managers.

•        Bitcoin Technology and Education Partner.    BSTR aims to develop or enter into partnerships for end-to-end financial and technology infrastructure — including enterprise-grade risk, custody, settlement and tokenization tools — to facilitate active Bitcoin treasury management for institutional users. Initially, we expect to partner with leading institutions and technology providers in these areas and, over time, determine which functions are best suited for a captive in-house provision of these services by BSTR, based on commercial traction and client demand. In tandem, BSTR plans to promote BTC literacy and policy dialogue through a captive “Bitcoin Educational Institute” to support informed adoption, at both institutional and retail levels and to foster integration into evolving regulatory frameworks. The “Bitcoin Educational Institute” plans to create educational content calibrated for sovereigns, policymakers, investors, advisors and corporations.

Results of Operations

From July 14, 2025 (inception for accounting purposes) through July 31, 2025, BSTR does not have any operating history and has not yet generated any revenue, and our ability to generate revenue sufficient to achieve profitability will depend on, among other factors, our ability to successfully raise capital to acquire additional Bitcoin, to secure participation and contribution from Bitcoin holders through in-kind investments, to successfully apply financial trading strategies and risk-management techniques in its active management of its Bitcoin holdings, to develop end-to-end Bitcoin-focused technology infrastructure and educational material and to provide related services to financial institutions and sovereigns pursuing Bitcoin-based treasury strategies.

For the period from inception to July 31, 2025, Newco had a net income of approximately $1,133,059, which is attributed to the subscribed interests asset in relation to the Transactions.

For the period from inception to July 31, 2025, Pubco had a net loss of approximately $6,250, which consisted of general and administrative expenses.

Risks and Uncertainties Associated with Future Results of Operations

Our lack of operating history will make it difficult to accurately forecast the future results of operations, which is subject to a number of uncertainties including Pubco’s ability to grow the value of its Bitcoin holdings, develop and implement its Bitcoin-focused infrastructure and educational content strategy, and the market size and growth opportunities in each of our anticipated lines of business.

Our ability to generate cash flow initially will largely be dependent on our ability to raise capital to acquire additional Bitcoin, to secure participation and contribution from Bitcoin holders through in-kind investments, to successfully apply financial trading strategies and risk-management techniques in its active management of its Bitcoin holdings, to develop or enter into partnerships for end-to-end Bitcoin-focused financial and technology infrastructure and create and promote Bitcoin-focused educational content. Our business strategy may not be realized as quickly as hoped, or even at all. Further, even if we achieve growth, in future periods, that growth could slow or decline for a number of reasons, including, but not limited to, Bitcoin volatility, increased competition, digital coins that compete with and may result in a decline in utilization of Bitcoin or replace Bitcoin, our inability to develop, improve or effectively scale Bitcoin acquisition or to develop or enter into partnerships for Bitcoin-related infrastructure or create and promote Bitcoin-focused educational contain or improve or effectively provide related services and attract and retain relevant clientele, government regulation or our failure, for any reason, to continue to take advantage of growth opportunities.

For additional information see the section entitled “Risk Factors — Risks Related to the Business and Strategy of Pubco.”

Liquidity and Capital Resources

As of July 31, 2025, Pubco had an aggregate cash balance of $Nil, a net working capital deficit of $6,250 and accumulated deficit of $6,250.

BSTR assesses its liquidity in terms of its ability to generate adequate amounts of cash to meet current and future needs. Its expected primary uses of cash on a short and long-term basis are for working capital requirements, business acquisitions and other liquidity needs. BSTR’s management expects that future operating losses and negative operating cash flows may increase from historical levels because of additional costs and expenses related to the business operations and the development of market and strategic relationships with other businesses.

BSTR’s future capital requirements will depend on many factors, including the timing of the consummation of the Business Combination. In order to finance its growth, BSTR will need to raise additional financing. While there can be no assurances, BSTR intends to raise such capital through issuances of additional member units or common stock. If additional financing is required from outside sources, BSTR may not be able to raise such capital on terms acceptable to BSTR or at all.

If BSTR is unable to raise additional capital when desired, BSTR’s business, results of operations and financial condition would be materially and adversely affected.

Based on the above, in connection with BSTR’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s (“FASB”) Accounting Standards Codification (“ASC”) 205-40, “Presentation of Financial Statements — Going Concern,”, management has determined that BSTR’s liquidity condition raises substantial doubt about the BSTR’s ability to continue as a going concern through twelve months from the date these consolidated financial statements are available to be issued.

Critical Accounting Estimates

Our financial statements and the accompanying notes thereto included elsewhere in this proxy statement/prospectus are prepared in accordance with GAAP and pursuant to the accounting rules and regulations of the SEC. The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, costs and expenses, and related disclosures. We base our estimates on assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

One of the more significant accounting estimates included in these condensed financial statements is the determination of fair value of financial instruments. See Note 3, Summary of Significant Accounting Policies of BSTR’s financial statements included elsewhere in this proxy statement/prospectus for a description of our significant accounting policies.

Off-Balance Sheet Arrangements

Other than as otherwise described in this proxy statement/prospectus, we do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Recent Accounting Pronouncements

See “Recent Accounting Pronouncements” described in Note 3 of our financial statements included elsewhere in this proxy statement/prospectus.

Emerging Growth Company Status

BSTR is expected to be an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as to those standards apply to private companies. Newco has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Quantitative and Qualitative Disclosures about Market Risk

The following discussion about our market risk exposures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements.

Bitcoin market price risk

Our Bitcoin treasury assets will be measured using observed prices from active exchanges which could result in volatility in our financial results in future periods. Adjustments are recorded in net income through “gain (loss) on digital assets” on the statements of operations. Therefore, negative swings in the market price of Bitcoin could have a material impact on our earnings and on the carrying value of our digital assets.

Custodian Risk

Following the Business Combination, Pubco’s Bitcoin will be held with third-party custodians, initially         , which we select based on various factors, including their financial strength and industry reputation. Custodian risk refers to the potential loss, theft, or misappropriation of our Bitcoin assets due to operational failures, cybersecurity breaches, or financial difficulties experienced by these third parties. Although we periodically monitor the financial health, insurance coverage, and security measures of our custodians, reliance on such third parties inherently exposes us to risks that we cannot fully mitigate.

MANAGEMENT OF PUBCO FOLLOWING THE BUSINESS COMBINATION

Management and the Pubco Board

The following sets forth certain information, concerning the persons who are expected to serve as executive officers and members of the Pubco Board following the consummation of the Business Combination.

Name	Age	Title
Executive Officers
Dr. Adam Back	55	Chief Executive Officer, Director
Sean Bill	54	Chief Investment Officer
Directors
Dr. Adam Back	55	Chief Executive Officer, Director

Biographical Information

Biographical information on our directors and executive officers is set forth below.

Dr. Adam Back

Dr. Adam Back is expected to serve as the Chief Executive Officer of Pubco following the Closing. Dr. Back is co-founder and CEO of Blockstream, is a cryptographer and computer scientist, widely known for his 1997 invention of Hashcash, the proof-of-work system foundational to Bitcoin mining. Dr. Back is currently the Chief Executive Officer of Blockstream. In his role as CEO of Blockstream, Dr. Back leads one of the world’s most influential Bitcoin companies, where he plays a central role in developing infrastructure and scaling solutions shaping the future of finance on Bitcoin. Key Blockstream innovations include the Liquid Network, Bitcoin’s first and leading sidechain, designed to enable faster, more confidential transactions, as well as the seamless issuance of digital assets, including stablecoins and tokenized real-world assets (RWAs). With a Ph.D. in computer science from the University of Exeter, Dr. Back has dedicated nearly three decades to cryptographic protocols, digital privacy and financial innovation. His career includes roles as a cryptographer and architect at Zero-Knowledge Systems, where he developed privacy-focused internet protocols, and as a consultant to tech giants such as Microsoft, Nokia, and VMware. Dr. Back began work on e-cash protocols in 1995, with his work on Hashcash leading Bitcoin’s pseudonymous inventor, Satoshi Nakamoto, to name him in the original Bitcoin whitepaper, underscoring his significant contribution to Bitcoin’s early development. Dr. Back remains a highly respected thought leader in the Bitcoin and cryptography communities, frequently speaking at conferences and contributing to publications on topics ranging from digital privacy to the future of decentralized finance. His work continues to shape the trajectory of Bitcoin and blockchain technology, reinforcing his legacy as a foundational figure in the industry and as a pioneer in secure, open, and decentralized financial systems.

Sean Bill

Sean Bill is expected to serve as the Chief Investment Officer of Pubco following the Closing. Sean is currently Chief Investment Officer at Blockstream, where he joined following a successful tenure as Chief Investment Officer at Prime Meridian Capital Management, a FinTech focused private credit manager that has funded over $1.8 billion in loans and specialty credit since its inception. During his tenure at Prime Meridian, the firm won Hedgeweek’s Multi-Strategy Credit Hedge Fund of the year award in 2022 and 2023. Previously, Sean served as the Treasurer & Chief Investment Officer at the Santa Clara VTA where he was responsible for the management and oversight of a multi-billion-dollar multi-asset class portfolio. He also served as a Trustee for the City of San Jose Pension Plan and as a Senior Advisor to the San Francisco Employees Retirement System. Sean was named to Chief Investment Officer Magazine’s Power 100 list of the most influential institutional investors globally for 2021. Prior to entering public service, Sean was a Principal at Global Fixed Income Partners, LLC, a hedge fund based in Newport Beach California. He also served as a Senior Corporate Bond Trader at Bradford & Marzec, a multi-billion-dollar core plus fixed-income manager based in Los Angeles. Sean began his career at Refco, Ltd., on the Agriculture Floor at the Chicago Board of Trade. Sean is a graduate of Indiana University, Bloomington and the Stanford Graduate School of Business.

Corporate Governance

Pubco will structure its corporate governance in a manner that CEPO and BSTR believe will closely align its interests with those of its shareholders following the Business Combination. Notable features of this corporate governance include:

•        Pubco will have independent director representation on its audit, compensation and nominating committees immediately at the time of the Business Combination and its independent directors will meet regularly in executive sessions without the presence of its corporate officers or non-independent directors;

•        Pubco’s audit committee will contain all “independent directors” under both the Nasdaq Rules and Rule 10A-3 under the Securities Act;

•        at least one of Pubco’s directors will qualify as an “audit committee financial expert” as defined by the SEC; and

•        Pubco will implement a range of other corporate governance best practices, including implementing a robust director education program.

Composition of the Pubco Board After the Business Combination

Pubco’s business and affairs will be managed under the direction of the Pubco Board. The Pubco Board will consist of seven persons, with four directors designated by the Seller, one of whom shall be the Chief Executive Officer of Pubco, and three directors qualifying as independent directors under Nasdaq Rules.

All members of the Pubco Board shall be elected for a one-year term and may be re-elected for successive terms.

For further information regarding the structure of the Pubco Board, see the sections entitled “Description of Pubco Securities.”

Director Independence

In connection with the Business Combination, the Pubco Board undertook a review of the independence of its anticipated directors and considered whether any such anticipated, director has a material relationship with it that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Pubco expects each of           ,            and            will be an “independent director,” as defined under the rules of the Nasdaq.

Board Committees

The Pubco Board will direct the management of Pubco’s business and affairs, as provided by Delaware law, and will conduct its business through meetings of the Pubco Board and standing committees. Following the Closing, Pubco will have a standing audit committee, nominating committee and compensation committee.

In addition, from time to time, special committees may be established under the direction of the Pubco Board when necessary to address specific issues.

Audit Committee

Pubco’s audit committee will be responsible for, among other things:

•        appointing, compensating, retaining, evaluating, terminating and overseeing its independent registered public accounting firm;

•        discussing with its independent registered public accounting firm their independence from management;

•        reviewing, with its independent registered public accounting firm, the scope and results of their audit;

•        approving all audit and permissible non-audit services to be performed by its independent registered public accounting firm;

•        overseeing the financial reporting process and discussing with management and its independent registered public accounting firm the quarterly and annual financial statements that its files with the SEC;

•        overseeing its financial and accounting controls and compliance with legal and regulatory requirements;

•        reviewing its policies on risk assessment and risk management;

•        reviewing related person transactions; and

•        establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

The audit committee shall review and approve the declaration and issuance/payments of dividends or buybacks, capital expenditures exceeding an aggregate value of USD              and perquisites.

The audit committee shall consist solely of three independent directors.

Upon the Closing, Pubco’s audit committee will consist of             ,              and              with              serving as chair. Rule 10A-3 of the Exchange Act and the Nasdaq Rules require that Pubco’s audit committee must be composed entirely of independent members. The Pubco Board has affirmatively determined that each of             ,             and              meets the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 of the Exchange Act and the Nasdaq Rules. Each member of Pubco’s audit committee also meets the financial literacy requirements of the Nasdaq listing standards. In addition, the Pubco Board has determined that              will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. The Pubco Board will adopt a written charter for the audit committee, which will be available on Pubco’s corporate website at          upon the completion of the Business Combination. The information on any of Pubco’s websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.

Compensation Committee

Pubco’s compensation committee will be responsible for, among other things:

•        reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving the compensation of its Chief Executive Officer and other executive officers;

•        administering any incentive compensation plans of Newco approved by the Pubco Board;

•        reviewing and approving all employment agreement and severance arrangements for Pubco’s executive officers;

•        making recommendations to the Pubco Board regarding the compensation of Pubco’s directors; and

•        retaining and overseeing any compensation consultants.

The compensation committee shall consist of three independent directors. Upon the completion of the Business Combination, Pubco’s compensation committee will consist of             ,              and              with              serving as chair. The Pubco Board has affirmatively determined that each of             ,              and              meets the definition of “independent director” for purposes of serving on the compensation committee under the Nasdaq Rules, and are “non-employee directors” as defined in Rule 16b-3 of the Exchange Act. The Pubco Board will adopt a written charter for the compensation committee, which will be available on Pubco’s corporate website at                         upon the completion of the Business Combination. The information on any of Pubco’s websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.

Nominating & Governance Committee

Pubco’s nominating and governance committee will be responsible for, among other things:

•        develop the criteria and qualifications for membership on the Pubco Board;

•        recruit, review, nominate and recommend candidates for election to the Pubco Board or to fill vacancies on the Pubco Board;

•        review candidates proposed by shareholders and conduct appropriate inquiries into the background and qualifications of any such candidates; and

•        have such other powers and authority as the Board may provide by resolution.

The nominating and governance committee shall consist of three independent directors. Upon completion of the Business Combination, Pubco’s nominating and governance committee will consist of             ,              and              with              serving as chair. The Pubco Board has affirmatively determined that each of             ,              and              meets the definition of “independent director” under the Nasdaq Rules. The Pubco Board will adopt a written charter for the nominating and governance committee, which will be available on Pubco’s corporate website at              upon the completion of the Business Combination. The information on any of Pubco’s websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.

Risk Oversight

Upon the Closing, one of the key functions of the Pubco Board will be informed oversight of Pubco’s risk management process. The Pubco Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the Pubco Board as a whole, as well as through various standing committees of the Pubco Board that address risks inherent in their respective areas of oversight. In particular, the Pubco Board will be responsible for monitoring and assessing strategic risk exposure, and Pubco’s audit committee will have the responsibility to consider and discuss Pubco’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. Pubco’s compensation committee will also assess and monitor whether Pubco’s compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Code of Business Conduct and Ethics

Pubco will adopt a written code of business conduct and ethics that applies to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on Pubco’s corporate website at            upon the completion of the Business Combination. The nominating and corporate governance committee of the Pubco will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. In addition, Pubco intends to post on Pubco’s website all disclosures that are required by law or the Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the code. The information on any of Pubco’s websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table and accompanying footnotes set forth information regarding (i) the beneficial ownership of CEPO Ordinary Shares, as of           , 2025 and (ii) expected beneficial ownership of shares of Pubco Stock immediately following completion of the Transactions, assuming both that the Public Shareholders validly elect to redeem no Public Shares and alternatively that the Public Shareholders validly elect to redeem all of the Public Shares. Prior to the Closing, the sole shareholder of BSTR is the Seller.

This ownership information is provided in respect of:

•        each person who is the beneficial owner of more than 5% of the issued and outstanding CEPO Ordinary Shares;

•        each of CEPO’s current executive officers and directors;

•        all of CEPO’s current executive officers and directors as a group;

•        each person expected to be the beneficial owner of more than 5% of the issued and outstanding shares of Pubco Stock after the completion of the Business Combination;

•        each of Pubco’s current executive officers and directors;

•        each person who is expected to become an executive officer or a director of Pubco upon completion of the Business Combination; and

•        all of Pubco’s expected executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

Pursuant to the CEPO Memorandum and Articles, each CEPO Ordinary Share entitles the holder to one vote per share, except as otherwise described herein. Pursuant to the Amended and Restated Certificate of Incorporation, each share of Pubco Class B Stock will entitle the holder to one vote per share. Each share of Pubco Class A Stock will not entitle the holder to vote on any matters except as required by law.

Beneficial ownership of CEPO Ordinary Shares prior to the completion of the Business Combination is based on 25,500,000 CEPO Ordinary Shares issued and outstanding as of the date of this proxy statement/prospectus.

The expected beneficial ownership of shares of Pubco Stock immediately following completion of the Business Combination assumes two scenarios:

•        No Redemptions:    This scenario assumes no Public Shareholders exercise their redemption rights.

•        100% Redemptions:    This scenario assumes that all Public Shareholders choose to exercise their redemption rights in respect of the 20,000,000 Public Shares.

Both scenarios assume, among other things, that (a) all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements; (b) no Convertible Notes or shares of Preferred Stock are converted into shares of Pubco Class A Stock; (c) no shares of Pubco Class A Stock are issued pursuant to the Incentive Plan; (d) immediately after the Closing, Pubco will have outstanding 393,465,566 shares of Pubco Class A Stock, including (i) 39,500,000 shares of Pubco Class A Stock issued to the CEPO Cash Equity PIPE Investors in the CEPO Merger, (ii) 45,969,671 shares of Pubco Class A Stock issued to the CEPO BTC Equity PIPE Investors in the CEPO Merger (iii) 275,194,327 shares of Pubco Class A Stock issued to the Seller in the Newco Merger, and (iv) 9,301,568 shares of Pubco Class A Stock issuable to the Newco Equity Investors upon redemption of their Newco Exchange Interests. These shares outstanding exclude the 44,207,151 shares of Pubco Class A Stock issuable upon conversion of the Convertible Notes and the 23,224,615 shares of Pubco Class A Stock issuable upon conversion of the shares of Preferred Stock, in each case, at the applicable conversion price of $13.00 per share. These shares outstanding also assume that no shares of Pubco Class A Stock are issued and outstanding under the Incentive Plan.

The beneficial ownership information below also assumes that the number of outstanding securities and securities convertible or exercisable within 60 days of           , 2025 of each of CEPO and Pubco are the same as the number of such securities outstanding and convertible or exercisable upon consummation of the Business Combination. Based on the foregoing assumptions, we estimate that there would be 393,465,566 shares of Pubco Class A Stock issued and outstanding immediately following the consummation of the Business Combination in the “No Redemptions” scenario, and 373,465,566 shares of Pubco Class A Stock issued and outstanding immediately following the consummation of the Business Combination in the “100% Redemptions” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in Pubco and the columns under “No Redemptions” and “100% Redemptions” in the table that follows will be different.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned securities. Except as indicated in the footnotes to the table, each of the security holders listed below has sole voting and investment power with respect to CEPO Ordinary Shares or shares of Pubco Stock owned by such shareholders.

Pre-Business Combination Beneficial Ownership Table of CEPO

The following table sets forth information regarding the beneficial ownership of CEPO Ordinary Shares as of           , 2025, based on information obtained from the persons named below, with respect to the beneficial ownership of CEPO Ordinary Shares, by:

•        each person known by CEPO to be the beneficial owner of more than 5% of outstanding CEPO Ordinary Shares;

•        each of CEPO’s executive officers and directors that beneficially owns CEPO Ordinary Shares; and

•        all of CEPO’s executive officers and directors as a group.

In the table below, percentage ownership is based on 25,500,000 CEPO Ordinary Shares, consisting of (i) 20,500,000 CEPO Class A Ordinary Shares and (ii) 5,000,000 CEPO Class B Ordinary Shares, issued and outstanding as of           , 2025. On all matters to be voted upon, except for the election of directors of the CEPO Board or continuing CEPO outside of the Cayman Islands, holders of the CEPO Class A Ordinary Shares and CEPO Class B Ordinary Shares vote together as a single class, unless otherwise required by applicable law. Currently, all of the CEPO Class B Ordinary Shares are convertible into CEPO Class A Ordinary Shares on a one-for-one basis.

	CEPO Class A Ordinary Shares		CEPO Class B Ordinary Shares		Approximate Percentage of Outstanding CEPO Ordinary Shares
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class
Directors and Officers(1)
Brandon Lutnick(2)	500,000	2.4%	5,000,000	100%	21.6%
Jane Novak	—	—	—	—	—
Danny Salinas	—	—	—	—	—
Robert Sharp	—	—	—	—	—
Douglas Barnard	—	—	—	—	—
All officers and directors as a group (5 individuals)	500,000	2.4%	5,000,000	100%	21.6%
Other 5% Shareholders
Cantor EP Holdings I, LLC(2)	500,000	2.4%	5,000,000	100%	21.6%
Harraden Circle Investments, LLC(3)	2,298,679	11.2%	—	—	9.0%
Barclays Bank PLC(4)	1,705,935	8.3%	—	—	6.7%

____________

(1)      Unless otherwise noted, the business address of each of the following entities or individuals is c/o Cantor Equity Partners I, Inc., 110 East 59th Street, New York, NY 10022.

(2)     Cantor EP Holdings I, LLC, the Sponsor, is the record holder of such shares. Cantor is the sole member of the Sponsor. CFGM is the managing general partner of Cantor and controls Cantor. Mr. Brandon G. Lutnick is the controlling trustee of the trusts owning all of the voting shares of CFGM and the Chairman and Chief Executive Officer of CFGM. As such, each of Cantor, CFGM and Mr. Brandon G. Lutnick may be deemed to have beneficial ownership of the CEPO Ordinary Shares held directly by the Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The principal business address of the Sponsor is 110 East 59th Street, New York, NY 10022.

(3)     According to a Schedule 13G/A filed on April 25, 2025, by Harraden Circle Investments, LLC (“Harraden Adviser”), Harraden Circle Investors GP, LP (“Harraden GP”), Harraden Circle Investors GP, LLC (“Harraden LLC”), Harraden Circle Investors, LP (“Harraden Fund”), Harraden Circle Special Opportunities, LP (“Harraden Special Op Fund”), Harraden Circle Strategic Investments, LP (“Harraden Strategic Fund”), and Frederick V. Fortmiller, Jr. (“Mr. Fortmiller”). The CEPO Class A Ordinary Shares were directly beneficially owned by Harraden Fund, Harraden Special Op Fund and Harraden Strategic Fund. Harraden GP is the general partner to Harraden Fund, Harraden Special Op Fund and Harraden Strategic Fund, and Harraden LLC is the general partner of Harraden GP. Harraden Adviser serves as investment manager to Harraden Fund, Harraden Special Op Fund, Harraden Strategic Fund and other high net worth individuals. Mr. Fortmiller is the managing member of each of Harraden LLC and Harraden Adviser. In such capacities, each of Harraden GP, Harraden LLC, Harraden Adviser and Mr. Fortmiller may be deemed to indirectly beneficially own the CEPO Class A Ordinary Shares reported herein directly beneficially owned by Harraden Fund, Harraden Special Op Fund and Harraden Strategic Fund. The business address of each of the reporting persons is 299 Park Avenue, 21st Floor, New York, NY 10171.

(4)      According to a Schedule 13G filed on May 13, 2025, by Barclays Bank PLC. The business address of the reporting person is 1 Churchill Place, London — E14 5HP.

Post-Business Combination Beneficial Ownership Table of Pubco

The following tables sets forth information regarding the expected beneficial ownership of Pubco Stock following the Closing, assuming “No Redemptions” and “100% Redemptions” of Public Shareholders exercising their redemption rights in connection with the Business Combination, based on information obtained from the persons named below, with respect to the beneficial ownership of Pubco Stock, by:

•        each person expected to be the beneficial owner of more than 5% of the issued and outstanding shares of Pubco Stock after the completion of the Business Combination;

•        each of Pubco’s current executive officers and directors;

•        each person who is expected to become an executive officer or a director of Pubco upon completion of the Business Combination; and

•        all of Pubco’s expected executive officers and directors as a group.

No Redemptions

In the table below, percentage ownership is based on (i) 393,465,566 shares of Pubco Class A Stock and (ii) 275,194,327 shares of Pubco Class B Stock, expected to be issued immediately following Closing. On all matters to be voted upon, only holders of shares of Pubco Class B Stock shall have voting rights, unless otherwise required by DGCL.

The following table is calculated on a fully diluted basis following completion of the Private Placement Investments, assuming no redemptions from Public Shareholders and an estimated Closing Bitcoin Price of $110,077.73, and other assumptions set forth elsewhere in this proxy statement/prospectus. Numbers may vary, including if the number of Public Shares redeemed is different.

	Pubco Class A Stock, (nonvoting)		Pubco Class B Stock, (voting)
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class
All officers and directors as a group (7 individuals)				0%
Other 5% Shareholders
BSTR Holdings (Cayman)(2)	275,194,327	69.9%	275,194,327	100%

____________

(1)      Unless otherwise noted, the business address of each of the following entities or individuals is 251 Little Falls Drive, Wilmington, County of New Castle, 19808.

(2)      The principal business address of BSTR Holdings (Cayman) is c/o Hermes Corporate Service Ltd., P.O. Box 31493, George Town, Grand Cayman KY1-1206, Cayman Islands. The shares reported herein will be directly owned by BSTR Holdings (Cayman)          .          , individually and through entities controlled by           ,           indirectly holds voting and dispositive power with respect to the securities held by BSTR Holdings (Cayman). As such,           may be deemed to have beneficial ownership of the shares directly held by BSTR Holdings (Cayman). Each such entity or person disclaims beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

100% Redemptions

In the table below, percentage ownership is based on (i) 373,465,566 shares of Pubco Class A Stock and (ii) excluding 275,194,327 shares of Pubco Class B Stock, expected to be issued immediately following Closing. On all matters to be voted upon, only holders of Pubco Class B Stock shall have voting rights, unless otherwise required by DGCL.

The following table is calculated on a fully diluted basis following completion of the Private Placement Investments, assuming all Public Shares are redeemed by Public Shareholders and an estimated Closing Bitcoin Price of $110,077.73. Numbers may vary if not all Public Shareholders redeem their Public Shares.

	Pubco Class A Stock, (nonvoting)		Pubco Class B Stock, (voting)
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class
All officers and directors as a group (7 individuals)				0%
Other 5% Shareholders
BSTR Holdings (Cayman)(2)	275,194,327	73.7%	275,194,327	100%

____________

(1)      Unless otherwise noted, the business address of each of the following entities or individuals is 251 Little Falls Drive, Wilmington, County of New Castle, 19808. The shares reported herein will be directly owned by BSTR Holdings (Cayman)          .          , individually and through entities controlled by           ,           indirectly holds voting and dispositive power with respect to the securities held by BSTR Holdings (Cayman). As such,           may be deemed to have beneficial ownership of the shares directly held by BSTR Holdings (Cayman). Each such entity or person disclaims beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(2)      The principal business address of BSTR Holdings (Cayman) is c/o Hermes Corporate Service Ltd., P.O. Box 31493, George Town, Grand Cayman KY1-1206, Cayman Islands.

EXECUTIVE AND DIRECTOR COMPENSATION

Pubco

Pubco is an “emerging growth company” within the meaning of the Securities Act and has elected to comply with the reduced compensation disclosure requirements available to such emerging growth companies.

As Pubco was incorporated on July 14, 2025, Pubco had no management or directors as of December 31, 2024. No compensation was paid by Pubco to its named executive officers during the fiscal years ended December 31, 2023 and December 31, 2024, and no compensation was paid by Pubco to its directors as of December 31, 2024. There are no outstanding equity awards held by Pubco’s named executive officers or directors as of December 31, 2024.

Pubco is in the process of negotiating employment agreements with its Chief Executive Officer and Chief Investment Officer and expects to enter into an employment agreement with each of its Chief Executive Officer and Chief Investment Officer prior to the Closing. Pubco also intends to grant equity awards, under the Incentive Plan to be adopted by Pubco, to Pubco’s Chief Investment Officer and Chief Investment Officer. As party to the anticipated employment agreements and recipients of the anticipated equity awards, Pubco’s Chief Executive Officer and Chief Investment Officer may have interests in the Business Combination that are different from, or in addition to, the shareholders of Pubco and CEPO.

Anticipated Employment Agreements.    Pubco is in the process of negotiating employment agreements with its Chief Executive Officer and Chief Investment Officer and expects to enter into an employment agreement with each of its Chief Executive Officer and Chief Investment Officer prior to the Closing.

Anticipated Incentive Plan and Equity Awards.    Pubco intends to approve and adopt prior to the Closing of the Business Combination, the Incentive Plan, a long-term stock incentive plan for selected participants of Pubco, subject to approval by the shareholder of Pubco, and grant equity awards under the Incentive Plan              in accordance with the terms of their respective employment and the stock incentive plan. All awards will be subject to the provisions of any clawback policy implemented by Pubco as in effect from time to time, and will be further subject to such deductions and clawbacks as may be required to be made pursuant to any law, government regulation or stock exchange listing requirement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

CEPO’s Relationships and Related Party Transactions

CEPO Founder Shares

In November 2020, the Sponsor purchased 14,375,000 CEPO Class B Ordinary Shares for a purchase price of $25,000. On May 21, 2024 , the Sponsor surrendered, for no consideration, 9,375,000 CEPO Class B Ordinary Shares, which CEPO canceled, resulting in a decrease in the total number of CEPO Class B Ordinary Shares outstanding from 14,375,000 shares to 5,000,000 shares.

Pursuant to the Insider Letter, the Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its CEPO Class B Ordinary Shares until the earlier to occur of: (i) one year after the completion of an initial business combination or (ii) subsequent to an initial business combination, (a) if the last reported sale price of the CEPO Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20-trading days within any 30-trading day period commencing at least 150 days after an initial business combination, or (b) the date on which CEPO completes a liquidation, merger, share exchange or other similar transaction that results in all CEPO Shareholders having the right to exchange their CEPO Ordinary Shares for cash, securities or other property. In connection with the Business Combination, at the Closing, the Sponsor and CEPO will enter into an amendment to the Insider Letter to modify the terms of the foregoing lock-up to remove clause (a) from the foregoing sentence.

CEPO Private Placement Shares

Simultaneously with the closing of the CEPO IPO, the Sponsor purchased 500,000 CEPO Private Placement Shares at a price of $10.00 per share ($5,000,000 in the aggregate) in the CEPO Private Placement. The net proceeds from the CEPO Private Placement were added to the net proceeds from the CEPO IPO held in the Trust Account. Pursuant to the Insider Letter, the Sponsor has agreed (i) to waive its redemption rights with respect to the CEPO Private Placement Shares in connection with the completion of the an initial business combination or otherwise and (ii) subject to limited exceptions, not to transfer, assign or sell any of its CEPO Private Placement Shares until 30 days after the completion of an initial business combination.

Administrative Services Agreement

On January 6, 2025, CEPO entered into an administrative services agreement with the Sponsor, pursuant to which, commencing January 7, 2025, the date the CEPO Class A Ordinary Shares were first listed on Nasdaq, CEPO has agreed to pay the Sponsor a total of $10,000 per month for office space, administrative and shared personnel support services. CEPO will cease paying these fees upon the earlier of the completion of an initial business combination or CEPO’s liquidation. During the three months ended June 30, 2025 and 2024, CEPO incurred $30,000 and $0, respectively, for these services. During the six months ended June 30, 2025 and 2024, CEPO incurred approximately $58,000 and $0, respectively, for these services.

Independent Directors Compensation

CEPO has agreed to pay cash fees to its independent directors of $50,000 per year, payable quarterly, which fees commenced on January 6, 2025. As a result, during the three months ended June 30, 2025 and 2024, CEPO recognized $25,000 and $0, respectively, of compensation expense on its unaudited condensed statements of operations. During the six months ended June 30, 2025 and 2024, CEPO recognized approximately $49,000 and $0, respectively, of compensation expense on its unaudited condensed statements of operations. The corresponding accrued compensation payable recognized on CEPO’s condensed balance sheets was $25,000 and $0 as of June 30, 2025 and December 31, 2024, respectively.

In addition, CEPO’s officers and directors will be reimbursed for any out-of-pocket expenses incurred in connection with activities on CEPO’s behalf such as identifying potential acquisition targets and performing due diligence on suitable initial business combinations.

Related Party Loans

The Sponsor made available to CEPO, under the Pre-IPO Note, up to $300,000 to be used for a portion of the expenses of the CEPO IPO. The Pre-IPO Note was non-interest bearing and was repaid in full upon the completion of the CEPO IPO. As of June 30, 2025 and December 31, 2024, CEPO had $0 and approximately $134,000, respectively, outstanding under the Pre-IPO Note.

In connection with the CEPO IPO, the Sponsor agreed to lend CEPO up to $3,000,000 pursuant to the Sponsor Note in connection with each Redemption Event such that an amount equal to $0.15 per Public Share being redeemed in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed Public Shares on such Redemption Event. The Sponsor Note does not bear interest and is repayable by CEPO to the Sponsor upon consummation of a business combination; provided that, at any time beginning 60 days after the date of the CEPO IPO, at the Sponsor’s option, all or any portion of the amount outstanding under the Sponsor Note may be converted into CEPO Class A Ordinary Shares at a conversion price of $10.00 per share. If CEPO is unable to consummate a business combination, the Sponsor Note would be repaid only out of funds held outside of the Trust Account. The Sponsor has waived any claims against the Trust Account in connection with the Sponsor Note.

In order to finance transaction costs in connection with an intended initial business combination, the Sponsor has committed up to $1,750,000 pursuant to the Sponsor Loan to be provided to CEPO to fund expenses relating to investigating and selecting an acquisition target and other working capital requirements, including $10,000 per month for office space, administrative and shared personnel support services that will be paid to the Sponsor, after the CEPO IPO and prior to an initial business combination. The Sponsor Loan does not bear interest and is repayable by CEPO to the Sponsor upon consummation of a business combination; provided that, at any time beginning 60 days after the date of the CEPO IPO, at the Sponsor’s option, all or any portion of the amount outstanding under the Sponsor Loan may be converted into CEPO Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Loan would be repaid only out of funds held outside the Trust Account.

If the Sponsor Loan is insufficient to cover CEPO’s working capital requirements, the Sponsor or an affiliate of the Sponsor, or certain of CEPO’s officers and directors may, but are not obligated to, provide CEPO with Working Capital Loans. Any Working Capital Loans will be repayable by CEPO upon consummation of a business combination out of the proceeds of the Trust Account released to CEPO; provided that, at any time beginning 60 days after the date of the CEPO IPO, at the Sponsor’s option, all or any portion of the amount outstanding under any Working Capital Loans may be converted into CEPO Class A Ordinary Shares at a conversion price of $10.00 per share. If CEPO is unable to consummate a business combination, CEPO may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans.

As of June 30, 2025, and December 31, 2024, CEPO had approximately $244,000 and $0, respectively, outstanding under the Sponsor Loan. As of both June 30, 2025 and December 31, 2024, CEPO had no borrowings under the Working Capital Loans or the Sponsor Note.

Registration Rights Agreement

Pursuant to a registration rights agreement CEPO entered into with the Sponsor on January 6, 2025, CEPO is required to register certain securities for sale under the Securities Act. The Sponsor is entitled under the registration rights agreement to make up to three demands that CEPO register certain of CEPO securities held by it for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the Sponsor has certain “piggyback” registration rights on registration statements filed after the consummation of an initial business combination. CEPO will bear the costs and expenses of filing any such registration statements. Notwithstanding the foregoing, the Sponsor may not exercise its demand and “piggyback” registration rights solely with respect to the CEPO Private Placement Shares after January 6, 2030 and January 6, 2032, respectively, and may not exercise its demand rights with respect to the CEPO Private Placement Shares on more than one occasion. In connection with the Business Combination, CEPO, Pubco, the Sponsor and the Seller will enter into the Amended and Restated Registration Rights Agreement which will amend and restate this registration rights agreement as further described herein.

Engagement Letters

CF&Co. was the lead underwriter for the CEPO IPO and was paid a cash underwriting discount of $4,000,000 in connection with the CEPO IPO.

On January 6, 2025, CEPO and CF&Co. entered into the Business Combination Marketing Agreement, pursuant to which CEPO engaged CF&Co. as an advisor in connection with an initial business combination to assist CEPO in holding meetings with CEPO Shareholders to discuss the a potential initial business combination and the acquisition target’s attributes, introduce CEPO to potential investors that are interested in purchasing CEPO securities and assist CEPO with its press releases and public filings in connection with an initial business combination. CEPO will pay CF&Co. a cash fee of $7,000,000 for such services upon the consummation of an initial business combination, including the Business Combination.

CEPO and Pubco have also engaged CF&Co. pursuant to the Private Placement Engagement Letter as the lead placement agent for the Private Placement Investments. Pursuant to the Private Placement Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to up to approximately $54.5 million, which is equal to the sum of (i) 5.0% of the gross proceeds received by Pubco and CEPO pursuant to the CEPO Cash Equity PIPE (assuming that all CEPO Cash Equity PIPE Investors fund their commitments in their CEPO Cash Equity PIPE Subscription Agreements); (ii) 4.5% of the gross proceeds received by Pubco and CEPO pursuant to the Preferred Stock Private Placements and the exercise of the Preferred Stock Option (assuming that the Preferred Stock Investors and the July Convertible Notes Investors who exercised the Preferred Stock Option fund their commitments in their Preferred Stock Subscription Agreements and Convertible Notes Subscription Agreements); and (iii) 4.0% of the gross proceeds received by Pubco and CEPO pursuant to the Convertible Notes Private Placement, excluding the Preferred Stock Option (assuming that the Convertible Notes Investors fund their commitments in their Convertible Notes Subscription Agreements); provided that 1% of each such fee is payable at the sole discretion of Pubco; provided, further, that such fees are reduced with respect to proceeds received from certain investors; and provided further, that the amount of such fee will be reduced by an amount equal to the product of (a) 3.5%, (b) $10.00 and (c) the number of Public Shares redeemed in connection with the Business Combination. No fee is payable to CF&Co. for the proceeds raised pursuant to the CEPO BTC Equity PIPE and the Newco Private Placement. CEPO will also reimburse CF&Co. at Closing, for all reasonable and documented out-of-pocket expenses incurred by CF&Co. in connection with CF&Co. rendering its services under the Private Placement Engagement Letter, the aggregate amount of which will not exceed $40,000. Pursuant to the Private Placement Engagement Letter, CF&Co. also has a right to act, during the period of its engagement and 12 months thereafter, as (i) Pubco’s lead managing underwriter, initial purchaser placement agent and/or arranger for any subsequent financing and (ii) Pubco’s lead financial advisor for any potential acquisition, disposition or other extraordinary corporate transaction involving Pubco or any of its subsidiaries, assets, securities or businesses, in each case, on such other terms and conditions customary for CF&Co. for similar transactions, which terms and conditions will be embodied in one or more separate written agreements, which agreements shall be based on CF&Co.’s customary form for the applicable financing or transaction.

CEPO has also engaged CF&Co. pursuant to the M&A Engagement Letter, pursuant to which, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to $15 million.

CEPO Equity PIPEs

Concurrently with the execution of the Business Combination Agreement, CEPO and Pubco entered into the CEPO Cash Equity PIPE Subscription Agreements with the CEPO Cash Equity PIPE Investors, pursuant to which the CEPO Cash Equity PIPE Investors agreed to purchase, in a private placement immediately prior to the CEPO Merger, 40,000,000 CEPO Cash Equity PIPE Shares, at a purchase price of $10.00 per share payable in cash, for an aggregate purchase price of $400 million, which includes the agreement of the Sponsor to subscribe for 500,000 CEPO Cash Equity PIPE Shares and of an independent director of CEPO to subscribe for 100,000 CEPO Cash Equity PIPE Shares.

Additionally, CEPO and Pubco entered into the July CEPO BTC Equity PIPE Subscription Agreements with the July BTC Equity PIPE Investors, pursuant to which the July CEPO BTC Equity PIPE Investors agreed to purchase, in a private placement immediately prior to the CEPO Merger, a certain number of CEPO BTC Equity PIPE Shares, at $10.00 per share, in exchange for 4,156.11 Bitcoin in the aggregate, with the number of CEPO BTC Equity PIPE Shares to be issued to each CEPO BTC Equity PIPE Investor being equal to (i) the product of (A) the number of Bitcoin contributed by such CEPO BTC Equity PIPE Investor multiplied by (B) the Closing Bitcoin Price and then divided by (ii) $10.00.

On August 28, 2025, (i) CEPO and Pubco entered into the August CEPO BTC Equity PIPE Subscription Agreement with the August CEPO BTC Equity PIPE Investor in substantially the same form as the July CEPO BTC Equity PIPE Subscription Agreements, pursuant to which the August CEPO BTC Equity PIPE Investor agreed to purchase, in the August CEPO BTC Equity PIPE, the August CEPO BTC Equity PIPE Shares and (ii) simultaneously therewith, CEPO, Pubco and Newco entered into a termination agreement with such investor in the Newco Private Placement, which terminated the Newco Subscription Agreement with such investor, pursuant to which such investor had agreed to purchase Newco Class A Interests in exchange for 20 Bitcoin.

Sponsor Support Agreement

On July 16, 2025, concurrently with the execution of the Business Combination Agreement, CEPO entered into the Sponsor Support Agreement with Sponsor and Pubco, pursuant to which, among other things, the Sponsor agreed (i) to vote its CEPO Ordinary Shares in favor of the Business Combination Agreement and the Transactions and each of the CEPO Shareholder Approval Matters, (ii) vote its CEPO Ordinary Shares against (a) any Acquisition Proposal or Alternative Transaction, (b) any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by CEPO (other than the Transactions), (c) any change in the business of CEPO, and (d) any proposal, action or agreement involving CEPO that would or would reasonably be expected to jeopardize the Transactions, (iii) to comply with the restrictions imposed by the Insider Letter, including the restrictions on transferring and redeeming CEPO Ordinary Shares in connection with the Transactions, (iv) to waive the anti-dilution rights of the CEPO Class B Ordinary Shares, (v) to forfeit 50% of its CEPO Class B Ordinary Shares immediately prior to, and conditioned upon, the consummation of the CEPO Merger, and (vi) subject to and conditioned upon the Closing, agree that any loans outstanding from the Sponsor to CEPO shall be repaid either in cash or in CEPO Class A Ordinary Shares at $10.00 per share as determined by Sponsor on the CEPO Pre-Closing Statement.

Further, pursuant to the Sponsor Support Agreement, the Sponsor and CEPO agreed that prior to Closing they will enter into an amendment to the Insider Letter to (i) extend the transfer and lock-up restrictions applicable to the CEPO Founder Shares pre-Closing so that they also apply to the CEPO Founder Shares post-Closing, (ii) modify the duration of the lock-up applicable to the CEPO Founder Shares to be the earlier of (a) the twelve (12) month anniversary of the Closing Date and (b) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Pubco Stock for cash, securities or other property, and (iii) add Pubco as a party.

CEPO’s Related Party Transaction Policy

On January 6, 2025, CEPO adopted a related party transactions policy setting forth the policies and procedures with respect to the review, approval, ratification and disclosure of “related party transactions.” A “related party transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which CEPO was, is or will be a participant and the amount involved exceeds $120,000, and in which any “related party” had, has or will have a direct or indirect material interest. “Related parties” under this policy include: (i) CEPO’s directors or executive officers or any person who has served in any of such roles since the beginning of CEPO’s most recent fiscal year; (ii) any person who is known to be the beneficial owner of more than 5% of any class of CEPO’s voting securities; (iii) any immediate family member of any of the foregoing if the foregoing person is a natural person; and (iv) any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest. Prior to entering into such transactions, detailed information, including the related person’s relationship to CEPO and interest in the transaction, the material terms of the transaction, the expected benefits to CEPO and if the transaction is on terms comparable to those available to an unrelated third party, must be provided to the CEPO Audit Committee. The Chief Financial Officer of CEPO will determine if a transaction qualifies as a related party transaction. The CEPO Audit Committee, or its chair, reviews all relevant facts and approves only those transactions that are in, or not inconsistent with, CEPO’s best interests. The policy does not permit any member of the CEPO Audit Committee to participate in any review, consideration, approval or ratification of any related person transaction in which such member or any of his or her immediate family member is the related party.

BSTR’s Relationships and Related Party Transactions

Policies and Procedures for Related Persons Transactions

Effective upon the Closing, the Pubco Board will adopt a written conflicts policy that will set forth the following policies and procedures for the review and approval or ratification of related person transactions to which Newco, as subsidiary of Pubco, will be subject. A “related person transaction” is a transaction, arrangement or relationship in which Pubco or any of its subsidiaries (including Newco) was, is or will be a participant, the amount of which involved exceeds $           (or, for so long as Pubco remains a “smaller reporting company” the lesser of (i) $           and (ii)         % of Pubco’s average total assets of the two completed fiscal years), and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

•        any person who is, or at any time during the applicable period was, one of Pubco’ executive officers or directors;

•        any person who is known by Pubco to be the beneficial owner of more than 5% of Pubco voting stock;

•        any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of Pubco’s voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of Pubco’s voting stock; and

•        any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 5% or greater beneficial ownership interest in Pubco Stock.

Pubco will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee will have the responsibility to review related party transactions.

Certain Expenses Paid by Seller

Since BSTR’s inception, the cost of BSTR’s formation and other expenses relating to the Transactions have been funded by the Seller, which owns 100% of BSTR prior to the Closing. As such, the Seller is charged and/or settles invoices relating to such costs and expenses and allocates to BSTR its relevant portion of such costs and expenses. The Seller does not charge any interest on such payments and no formal agreement was entered into governing the payments due to the fact that BSTR is a wholly owned subsidiary of the Seller prior to the Closing. At Closing, in accordance with the terms and conditions of the Business Combination Agreement, Pubco is expected to pay BSTR’s costs and expenses that constitute Transaction expenses.

Pubco’s Relationships and Related Party Transactions

Private Placement Engagement Letter

Pursuant to the Private Placement Engagement Letter, CEPO and Pubco engaged CF&Co. to act as their lead placement agent for each of the Private Placement Investments, and CF&Co. shall have the right to act as (i) Pubco’s lead managing underwriter, initial purchaser placement agent and/or arranger for any subsequent financing and (ii) Pubco’s lead financial advisor for any potential acquisition, disposition or other extraordinary corporate transaction involving Pubco or any of its subsidiaries, assets, securities or businesses. For further description of the Private Placement Engagement Letter, please see “CEPO’s Relationships and Related Party Transactions — Engagement Letters.”

Sponsor Support Agreement

Pubco is also party to the Sponsor Support Agreement, described in “CEPO’s Relationships and Related Party Transactions.”

Amended and Restated Registration Rights Agreement

Concurrently with the Closing, CEPO, Pubco, the Sponsor and the Seller will enter into the Amended and Restated Registration Rights Agreement that will amend and restate the registration rights agreement entered into between CEPO and the Sponsor at the time of the CEPO IPO, and pursuant to which Pubco will (i) assume the registration obligations of CEPO under such registration rights agreement, with such rights applying to the shares of Pubco Class A Stock and (ii) provide registration rights with respect to the resale of shares of Pubco Class A Stock held by the Sponsor and the Seller.

Pubco estimates that up to approximately 278,694,327 shares of Pubco Class A Stock will be subject to registration rights pursuant to the Amended and Restated Registration Rights Agreement immediately following the Closing, representing approximately 70.8% of the total issued and outstanding shares of Pubco Class A Stock following the Business Combination and the consummation of the Private Placement Investments, and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, that there are no CEPO Dissenting Shares, that all Private Placement Investors fund their commitments in their Private Placement Subscription Agreements, that no Convertible Notes or shares of Preferred Stock are converted into shares of Pubco Class A Stock, that all Newco Exchange Interests are redeemed in exchange for shares of Pubco Class A Stock, that no shares of Pubco Class A Stock are issued pursuant to the Incentive Plan and a Closing Bitcoin Price of $110,077.73.

Lock-Up Agreement

Concurrently with the Closing, the Seller and Pubco will enter into a Lock-Up Agreement pursuant to which the Seller will agree that its shares of Pubco Class A Stock will be locked-up and subject to transfer restrictions, as described below, subject to certain exceptions.

The shares of Pubco Class A Stock held by the Seller will be locked up until the earlier of (i) the one year anniversary of the Closing and (ii) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Closing which results in all of Pubco’s shareholders having the right to exchange their shares of Pubco Stock for cash, securities or other property. For more information about the Contribution Agreement, please see the section entitled “The Business Combination — Other Transaction Agreements — Lock-Up Agreement.”

Contribution Agreement

Concurrently with the execution of the Business Combination Agreement, the Seller and Newco entered into the Contribution Agreement, pursuant to which, immediately prior to the Closing, the Seller will make the Contribution to Newco, which consists of 25,000 Bitcoin in exchange for an equal number of Newco Class A Interests and Newco Class B Interests equal to (a) 25,000 multiplied by the Closing Bitcoin Price, divided by (b) $10.00. For more information about the Contribution Agreement, please see the section entitled “The Business Combination — Other Transaction Agreements — Contribution Agreement.”

Certain Expenses Paid by Seller

Since Pubco’s inception, the cost of Pubco’s incorporation and other expenses relating to the Transactions have been funded by the Seller, which owns 100% of Pubco prior to the Closing. As such, the Seller is charged and/or settles invoices relating to such costs and expenses and allocates to Pubco its relevant portion of such costs and expenses. The Seller does not charge any interest on such payments and no formal agreement was entered into governing such payments due to the fact that Pubco is a wholly owned subsidiary of the Seller prior to the Closing. At Closing, in accordance with the terms and conditions of the Business Combination Agreement, Pubco is expected to pay Pubco’s costs and expenses that constitute Transaction expenses.

DESCRIPTION OF PUBCO SECURITIES

As a result of the Mergers and pursuant to the Business Combination Agreement, (i) CEPO Shareholders (including the CEPO Equity PIPE Investors and the Sponsor) will receive shares of Pubco Class A Stock in the CEPO Merger and will become Pubco shareholders and (ii) the Seller will receive shares of Pubco Class A Stock and Pubco Class B Stock in the Newco Merger. The following description summarizes the terms of Pubco’s capital stock but does not purport to be complete, and it is qualified in its entirety by reference to the applicable provisions of Delaware law and the Proposed Organizational Documents. The Proposed Organizational Documents are filed as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part. Unless otherwise indicated, this description applies to Pubco Securities following the Business Combination.

Authorized Capital Stock

Pubco’s currently authorized capital stock consists of one thousand (1,000) shares of common stock, par value $0.01 per share. If the proposals comprising the Organizational Documents Proposals are approved, the authorized capital stock of Pubco will consist of 5,501,000,000 shares of common stock, par value $0.01 per share, which shall include 1,000,000 shares of Preferred Stock, par value $0.01 per share, 5,000,000,000 shares of Pubco Class A Stock and 500,000,000 shares of Pubco Class B Stock. As of             , 2025, there were 1,000 shares of Pubco Stock issued and outstanding and no shares of Pubco preferred stock issued and outstanding. All outstanding shares of Pubco capital stock are fully paid and non-assessable.

Pubco Stock

Voting Rights.    Holders of Pubco Class A Stock will not be entitled to vote on any matters voted on by shareholders, except as required by DGCL, until all shares of Pubco Class B Stock are canceled. Therefore, holders of Pubco Class A Stock will not have the right to vote in the election of directors. Once all shares of Pubco Class B Stock are canceled, holders of Pubco Class A Stock will acquire full voting rights. Each holder of Pubco Class B Stock is entitled to one (1) vote for each share held of record as of the record date on all matters voted on by shareholders, including the election of directors.

The Pubco Board is elected annually, and each director holds office for the term for which he or she is elected and until his or her successor is elected and qualified, except in the case of his or her death, resignation, removal or disqualification, and pursuant to the terms and conditions set forth in the Proposed Organizational Documents.

Dividend Rights.    Holders of shares of Pubco Class A Stock are entitled to dividends when, as and if declared by the Pubco Board out of funds legally available therefor, subject to any preferential or other rights of any outstanding Pubco preferred stock. Holders of shares of Pubco Class B Stock are not entitled to dividends.

Transferability.    Shares of Pubco Class A Stock will be freely transferable, subject to any restrictions pursuant to the DGCL and applicable federal securities laws. Transfers of shares of Pubco Class A Stock held by the Seller and the Sponsor will be subject to the lock-up restrictions pursuant the Lock-Up Agreement and the Insider Letter, respectively. Shares of Pubco Class B Stock will not be freely transferable. If the Seller transfers any of their shares of Pubco Class A Stock to third parties other than their respective affiliates, then an equal number of shares of Pubco Class B Stock will be canceled.

Liquidation and Dissolution Rights.    Subject to applicable law, upon liquidation, dissolution or winding up of Pubco’s affairs, holders of shares of Pubco Class A Stock will be entitled to receive pro rata on a share-for-share basis, the assets available for distribution after payment of liabilities and payment of preferential and other amounts, if any, payable on any outstanding Convertible Notes or preferred stock. Holders of shares of Pubco Class B Stock are not entitled to liquidating distributions.

Other.    Pubco Stock has no preemptive, subscriptive or conversion rights and is not entitled to the benefits of any redemption or sinking fund provision.

Pubco Preferred Stock

Upon authorization of the Pubco Board and without any action by the holders of Pubco Stock and in accordance with the terms and conditions set forth in the Amended and Restated Certificate of Incorporation, Pubco may issue shares of one or more series of preferred stock from time to time. Upon establishing such a series of preferred stock, the

Pubco Board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of such series of preferred stock. The rights of any series of preferred stock may include, among others, relative, participation, optional or other special rights, if any, and such qualifications, limitations or restrictions on such shares including, without limitation, redemption rights, dividend rights, liquidation preferences, conversion or exchange rights of any class or series of preferred stock and the number of shares constituting any such class or series and the designation thereof, or any of the foregoing. As of the date of this proxy statement/prospectus, the Pubco Board has not designated or established any series of preferred stock.

Preferred Stock

When issued at Closing pursuant to the Preferred Stock Private Placement and the Preferred Stock Option, the Preferred Stock will have the following terms:

Ranking.    The Preferred Stock shall rank senior to all classes or series of equity securities of Pubco with respect to dividend rights and rights on liquidation and will rank junior to Pubco’s existing and future indebtedness (including the Convertible Notes).

Voting Rights.    The Preferred Stock will have no voting rights except as provided in the Amended and Restated Certificate of Incorporation or required by the DGCL. In certain cases of non-payments of a Regular Dividend as specified in the Certificate of Designations, the authorized number of Pubco’s directors will automatically increase by one (1) (or Pubco will vacate the offices of one (1) of its directors), and the holders of Preferred Stock, voting as a single class with holders of certain stock that rank equally to the Preferred Stock and include similar voting rights, will have the right to elect one (1) director to fill such one (1) new directorship. Holders of Preferred Stock also have certain voting and consent rights relating to amendments to Pubco’s organizational documents that materially adversely affect certain rights of holders of Preferred Stock and certain consolidations, combinations and mergers of Pubco, subject to certain exceptions. Pubco has the right under the Certificate of Designations, at its election, to redeem all, and not less than all, of the Preferred Stock, for a cash purchase price equal to the Liquidation Preference plus accumulated and unpaid Regular Dividends, if certain tax-related events (as specified in the Certificate of Designations) occur.

Conversion.    Subject to certain limitations set forth in the Certificate of Designations, holders of Preferred Stock will have the right to convert some or all of their shares of Preferred Stock into shares of Pubco Class A Stock at the then-applicable conversion rate. The initial conversion rate is 7.6923 shares of Pubco Class A Stock per share of Preferred Stock, which represents an initial conversion price of approximately $13.00 per share of Pubco Class A Stock, and is subject to adjustment pursuant to the terms of the Certificate of Designations.

Dividend Rights.    The Preferred Stock will accumulate cumulative dividends at a rate per annum equal to 7% on the Liquidation Preference, regardless of whether or not declared or funds are legally available for their payment. Regular Dividends on the Preferred Stock will be payable, at Pubco’s election, in cash, shares of Class A Pubco Stock or a combination of cash and shares of Class A Pubco Stock, in the manner described in, and subject to the provisions of, the Certificate of Designations. Subject to the other provisions of the Certificate of Designations, such Regular Dividends will be payable on           ,           ,            and            of each year, beginning on           . Regular Dividends on the Preferred Stock will accumulate from, and including, the last date to which Regular Dividends have been paid (or, if no Regular Dividends have been paid, from, and including, the date the shares of Preferred Stock were issued) to, but excluding, the next Regular Dividend payment date.

Fundamental Change.    If a “Fundamental Change” (as defined in the Certificate of Designations) occurs, then holders of Preferred Stock may convert their shares of Preferred Stock into shares of Pubco Class A Stock as the conversion rate then in effect plus a Make-Whole Premium (as defined in the Certificate of Designations) at any time from, and including, the effective date of such Fundamental Change, to, and including, the 30th trading day after such effective date. In the event that the last reported sale price for the Pubco Class A Stock for the period ending on the effective date of the Fundamental Change is less than the conversion price then in effect, holders of Preferred Stock will be granted a one-time option to convert all, in whole but not in part, of such holder’s outstanding shares of Preferred Stock into Pubco Class A Stock at an adjusted conversion price equal to the Liquidation Preference divided by the greater of (x) the last reported sale price on the effective date of such Fundamental Change and (y) the Floor Price (as defined in the Certificate of Designations).

Mandatory Conversion.    At or any time on or after five (5) years from the Closing Date, Pubco will have the right, at its option, to cause the Preferred Stock, in whole but not in part, to be automatically converted into shares of Pubco Class A Stock at the conversion price then in effect. Pubco may exercise its Mandatory Conversion Right only if the daily VWAP for at least 20 trading days in any consecutive 30 trading day period equals or exceeds 130% of the conversion price.

Redemption by Pubco.    Pubco will have the right to redeem all, and not less than all, Preferred Stock if certain tax-related events occur, at a redemption price per share equal to the Liquidation Preference plus any accrued and unpaid Regular Dividends.

Other Rights.    The terms of the Preferred Stock are expected to include customary provisions for preferred equity, including provisions relating to rights upon liquidation and provisions relating to the issuance of Pubco Class A Stock.

Delaware Anti-Takeover Statute

A number of provisions of Delaware law, the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws could have an anti-takeover effect and make more difficult the acquisition of Pubco by means of a tender offer, a proxy contest, or otherwise, and the removal of its directors or management. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Pubco to negotiate first with its board of directors.

As a Delaware corporation, Pubco will be subject to Section 203 of the DGCL regarding corporate takeovers. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” (as each term is defined in Section 203 of the DGCL) for a period three years following the time the person became an interested shareholder. However, Section 203 does not apply in the following circumstances:

•        If prior to the date of the transaction, the Board of Directors of such a Delaware corporation approved either the business combination or the transaction that resulted in the person becoming an interested stockholder;

•        If, upon completion of the transaction that resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced, excluding, for purposes of determining the number of shares outstanding (but not the outstanding number of shares owned by the interested stockholders), (a) shares owned by persons who are directors and also officers of the corporation and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•        If, on or subsequent to such time, the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder.

A “business combination” generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is generally any person, and their associates and affiliates, who owns or, within three years prior to the determination of interested stockholder status owned, 15% or more of a corporation’s outstanding voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of Pubco Class A Common Stock held by our stockholders.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We will not elect to “opt out” of Section 203. However, following this offering and subject to compliance with Delaware law, our organizational documents and any contractual restrictions, we could subsequently elect to “opt out” of Section 203 by such an amendment to our certificate of incorporation or bylaws.

Limitation of Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors or officers to corporations and their stockholders for monetary damages for certain breaches of fiduciary duties as directors or officers, subject to exceptions. Amended and Restated Certificate of Incorporation includes such an exculpation provision. Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for certain costs and losses for actions taken as Pubco’s director or officer, or for serving at Pubco’s request as a director or officer or another position at another corporation or enterprise, as the case may be, subject to exceptions and limitations. Amended and Restated Bylaws also provide that Pubco must advance reasonable expenses to Pubco directors and officers, subject to Pubco’s receipt of an undertaking from the indemnified party as may be required under the DGCL. Amended and Restated Bylaws provide that Pubco shall purchase and maintain directors’ and officers’ liability insurance to protect Pubco and Pubco’s directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions in the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against Pubco’s directors and officers, even though such an action, if successful, might otherwise benefit Pubco and Pubco stockholders. However, these provisions will not limit or eliminate Pubco’s rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s or an officer’s fiduciary duty of care. The limitation of liability and indemnification provisions under Amended and Restated Certificate of Incorporation does not alter the liability of directors under the federal securities laws.

Governance of Pubco

Board Composition

All members of the Pubco Board are elected for a one (1) year term and may be re-elected for successive terms. After Closing, the Pubco Board will be composed of seven (7) directors, including (x) four (4) directors who are designated by the Seller prior to the Closing, one of whom being the Chief Executive Officer of Pubco and (y) three (3) directors qualifying as an independent directors under Nasdaq Rules.

The Pubco Board will select the chair of the Pubco Board from the independent directors on the Pubco Board, who will not have any special voting rights or casting vote in the event of a tie.

Board Meetings and Quorum

A majority of members of the Pubco Board will constitute a quorum for the transaction of any business.

If a quorum shall not be present at any meeting of the Pubco Board or any committee thereof, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.

The Pubco Board will hold regular quarterly meetings which may be held either in person or by teleconference.

Board Decisions

All decisions of the Pubco Board must be adopted by a simple majority of directors in attendance and voting at a duly convened meeting of the Pubco Board.

Subject to prior consultation with Pubco’s audit committee, the Pubco Board has the authority to approve the issuance of any equity securities of Pubco, including shares, options, warrants or other equity-linked instruments.

Transfer Agent and Registrar

The transfer agent and registrar for Pubco Stock will be Continental Stock Transfer & Trust Company.

Listing

Following the completion of the Mergers, the shares of Pubco Class A Stock will be listed and traded on the Nasdaq under the symbol “BSTR.”

COMPARISON OF SHAREHOLDERS’ RIGHTS

If the CEPO Merger is completed, CEPO Shareholders will receive shares of Pubco Class A Stock in the CEPO Merger and they will cease to be CEPO Shareholders. CEPO is incorporated under the laws of the Cayman Islands and Pubco is organized under the laws of the State of Delaware. The below is a summary of the material differences between (1) the current rights of CEPO Shareholders under Cayman Islands law and the CEPO Memorandum and Articles and (2) the rights of holders of Pubco Stock, post-Closing, under Delaware law and Pubco’s Proposed Organizational Documents, as in effect immediately following the Business Combination.

CEPO and Pubco believe that this summary describes the material differences between the rights of CEPO Shareholders as of the date of this proxy statement/prospectus and the rights of holders of Pubco Stock after the Business Combination; however, it does not purport to be a complete description of those differences. The summary is qualified in its entirety by reference to Pubco’s and CEPO’s governing documents, which we urge you to read carefully and in their entirety. Attached as Annex C to this proxy statement/prospectus is a copy of the form of the Amended and Restated Certificate of Incorporation, and attached as Annex D to this proxy statement/prospectus is a copy of the form of Amended and Restated Bylaws. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information” in this Form S-4.

Provision	Pubco (Post-Closing)	CEPO
Voting Rights:

Except on matters where the vote of the holders of Pubco Class A Stock is required by the DGCL, the holders of Pubco Class A Stock will not be entitled to vote on any matter coming before any meeting of shareholders, including, without limitation, the election of directors. However, if the holders of Pubco Class A Stock are required by the DGCL to vote on any matter, then each holder of Pubco Stock shall be entitled to one (1) vote per share upon such matter coming before any meeting of the shareholders. The holders of Pubco Class B Stock will be entitled to one (1) vote per share upon any matter coming before any meeting of shareholders where the vote of the holders of Class A Stock is not required.

Prior to the consummation of an initial business combination and for so long as there are any CEPO Class B Ordinary Shares in issue, only holders of CEPO Class B Ordinary Shares will have the right to vote on (a) the appointment and removal of directors of CEPO and (b) continuing CEPO in a jurisdiction outside the Cayman Islands (including any special resolution required to adopt new constitutional documents as a result of CEPO’s approving a transfer by way of continuation to a jurisdiction outside the Cayman Islands). Holders of CEPO Class A Ordinary Shares will not be entitled to vote on these matters during such time. These provisions of the CEPO Memorandum and Articles may only be amended if approved by at least 90% of CEPO Ordinary Shares voting at a general meeting. With respect to any other matter submitted to a vote of CEPO Shareholders, including any vote in connection with its initial business combination, except as required by applicable law or stock exchange rule, holders of CEPO Class A Ordinary Shares and holders of CEPO Class B Ordinary Shares will vote together as a single class, with each share entitling the holder to one vote.

Preemptive Rights:	Pursuant to the DGCL, there are no preemptive rights unless expressly provided in the corporation’s certificate of formation.	CEPO Shareholders have no preemptive or other subscription rights.

Provision	Pubco (Post-Closing)	CEPO
Appraisal Rights and Dissenters’ Rights

Pursuant to the DGCL, a stockholder of a publicly traded corporation has appraisal rights in connection with a merger unless the merger consideration is all stock in another publicly traded corporation or another exception applies.

Under section 238 of the Cayman Act, shareholders of a Cayman Islands company ordinarily have dissenters’ rights with respect to a statutory merger or consoldiation. The Cayman Act prescribes when shareholder dissenters’ rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares.

Inspection of Books and Records

Pursuant to the DGCL, any stockholder, upon written demand stating the purpose thereof and identifying the documents sought with precision, has the right during usual hours for business to inspect for any proper purpose, and to make copies and extracts from, the corporation’s stock ledger and other books and records.

CEPO directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of CEPO or any of them shall be open to the inspection of members not being CEPO directors and no member (not being a CEPO director) shall have any right of inspecting any account or book or document of CEPO except as conferred by the Cayman Act or authorized by CEPO directors or by CEPO in general meeting.

Size of Board of Directors:

Amended and Restated Bylaws and Amended and Restated Certificate of Formation provide that the Pubco Board will consist of seven persons, four directors designated by the Seller, one of whom shall be the Chief Executive Officer of Pubco, and three directors qualifying as independent directors under Nasdaq Rules.

The CEPO Board shall consist of not less than one person; provided that CEPO may by ordinary resolution of CEPO Shareholders increase or reduce the limits in the number of directors.
Classes of Directors/Term of Directors:

Pursuant to the DGCL, the directors of a corporation may, by the certificate of incorporation or bylaws, be divided into one, two or three classes.

The Pubco Board is not so classified. Each director of Pubco hold office for a term of one (1) year and serve until his or her successors are duly elected and qualified or until his or her earlier death, resignation or removal.

The CEPO Board is made up of two classes, Class I and Class II. The number of directors in each class shall be as nearly equal as possible. The Class I directors shall stand appointed for a term expiring at CEPO’s first annual general meeting and the Class II directors shall stand appointed for a term expiring at CEPO’s second annual general meeting. Commencing at CEPO’s first annual general meeting, and at each annual general meeting thereafter, directors appointed to succeed those directors whose terms expire shall be appointed for a term of office to expire at the second succeeding annual general meeting after their appointment.

Election and Appointment of Directors:	Pursuant to the DGCL, directors are elected at an annual meeting or at a special meeting called for that purpose, or by written consent in lieu of a meeting.

Directors may be appointed by ordinary resolution of CEPO Shareholder; provided that prior to the consummation of an initial business combination, only holders of CEPO Class B Ordinary Shares will have the right to vote on the appointment of directors of CEPO.

Provision	Pubco (Post-Closing)	CEPO

The CEPO directors may appoint any person to be a director, either to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the CEPO Memorandum and Articles as the maximum number of directors.

Vacancies on the Board of Directors:

Pursuant to the DGCL, unless otherwise provided in the certificate of incorporation or bylaws, vacancies on the board of directors may be filled (i) by a majority of the directors then in office, although less than a quorum, or by a sole remaining director; or (ii) whenever the holders of any class or classes of stock or series thereof are entitled to elect 1 or more directors by the certificate of incorporation, by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified. A director appointed to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been appointed and qualified. Prior to the consummation of an initial business combination, CEPO may by ordinary resolution of the holders of CEPO Class B Ordinary Shares appoint any person to be a director or may by ordinary resolution of the holders of the CEPO Class B Ordinary Shares remove any director. Prior to the consummation of an initial business combination, holders of CEPO Class A Ordinary Shares shall have no right to vote on the appointment or removal of any director.

Removal of Directors:

Pursuant to the DGCL and subject to certain exemptions, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

Directors may be removed by ordinary resolution of CEPO Shareholders; provided that prior to the consummation of an initial business combination, only holders of CEPO Class B Ordinary Shares will have the right to vote on the removal of directors of CEPO. The office of a director may vacated if: (a) the director gives notice in writing to CEPO that they resign the office of director; (b) the director is absent from three consecutive meetings of the CEPO Board without special leave of absence from the directors, and the directors pass a resolution that they have by reason of such absence vacated office; (c) the director dies, becomes bankrupt or makes any arrangement or composition with their creditors generally; (d) the director is found to be or becomes of unsound mind; or (e) all of the other directors (being not less than two in number) determine that the director should be removed as a director, either by a resolution passed by all of the other directors at a meeting of the directors duly convened and held in accordance with the CEPO Memorandum and Articles or by a resolution in writing signed by all of the other directors.

Provision	Pubco (Post-Closing)	CEPO
Amendments to the Organizational Documents:

Pursuant to the DGCL, amendments to the certificate of incorporation must be approved by the board of directors, which adopts a resolution setting forth the proposed amendment and declaring its advisability, and then submitted to the stockholders for approval. Unless a higher vote is required by the certificate of incorporation, approval generally requires the affirmative vote of a majority of the shares entitled to vote on the matter. In addition, holders of a particular class or series of stock are entitled to vote separately on an amendment if the amendment (i) increases or decreases the number of authorized shares of that class, (ii) changes the par value of those shares, or (iii) alters or changes the powers, preferences or special rights of those shares in a manner that adversely affects them. If only one or more series within a class are adversely affected, only the holders of that series are entitled to vote.

Pursuant to the DGCL, the corporation’s bylaws may be amended by the stockholders. If the corporation confers the power to amend bylaws upon its directors by including a provision to that effect in its certificate of incorporation, the board of directors may also amend the bylaws.

CEPO may amend the CEPO Memorandum and Articles by special resolution. Prior to the consummation of an initial business combination, Article 29.1 of the CEPO Memorandum and Articles in connection with appointment and removal of directors may only be amended by a special resolution passed by at least 90% of holders of CEPO Ordinary Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution.

Limitation of Liability of Directors and Officers:

Pursuant to the DGCL a corporation may limit or eliminate a director’s and an officer’s personal liability for monetary damages to the corporation or its stockholders for breach of fiduciary duty as a director or as an officer, except for liability for: (i) any breach of the director’s or officer’s duty of loyalty to such corporation or its stockholders, (ii) acts or omissions by a director or an officer not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director’s willful or negligent violation of provisions of Delaware law governing payment of dividends and stock purchases or redemptions, (iv) any transaction from which the director or officer derived an improper personal benefit, or (v) an officer in any action by or in the right of the corporation.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime.

Provision	Pubco (Post-Closing)	CEPO
Indemnification of Directors and Officers:

Under the DGCL, a corporation is generally permitted to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with a third party action, suit or proceeding, or a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of such action or suit (with certain restrictions applicable to indemnification of expenses in a derivative action); provided that there is a determination that the individual acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe the individual’s conduct was unlawful. Indemnification determinations for current directors and officers must be made by: (i) a majority of the disinterested directors, even though less than a quorum; (ii) a committee of such disinterested directors designated by a majority vote of such disinterested directors, even though less than a quorum; (iii) independent legal counsel in a written opinion if there are no such disinterested directors or if such directors so direct; or (iv) the stockholders.

The DGCL requires indemnification of current or former directors and officers for expenses actually and reasonably incurred by such person relating to a successful defense on the merits or otherwise of a derivative or third-party action. Pursuant to the DGCL, a corporation may advance expenses relating to the defense of any action, suit or proceeding to directors, officers, employees, and agents contingent in certain circumstances upon those individuals’ entering into an undertaking to repay any advances if it is determined ultimately that those individuals are not entitled to be indemnified.

The CEPO Memorandum and Articles provides that every director and officer (which for the avoidance of doubt, shall not include auditors of CEPO), together with every former director and former officer (each an “Indemnified Person”) shall be indemnified out of the assets of CEPO against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, willful neglect or willful default. No Indemnified Person shall be liable to CEPO for any loss or damage incurred by CEPO as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful neglect or willful default of such Indemnified Person. No person shall be found to have committed actual fraud, willful neglect or willful default unless or until a court of competent jurisdiction shall have made a finding to that effect.

SPAC Provisions:	Not applicable.

The CEPO Memorandum and Articles contain specific provisions which reflect its listing as a SPAC. These include provisions related to, among other things, the following: CEPO Class B Ordinary Shares, redemption of Public Shares, business combination, business opportunities, automatic termination if an initial business combination is not consummated by the end of the Combination Period and the Trust Account.

Provision	Pubco (Post-Closing)	CEPO
Anti-Takeover Provisions:

Pursuant to the DGCL, if a person or entity acquires 15% or more of the voting stock of a Delaware corporation (the “target”), then the interested stockholder may not engage in a business combination with the target for a period of three years, unless (a) the board approves the business combination and (b) the target stockholders approve the business combination by at least a 66 2/3% vote (excluding the vote of any shares owned by the interested stockholder) at a stockholder meeting.

CEPO Memorandum and Articles provide that the board of directors is classified into two classes of directors. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual general meetings. CEPO’s authorized but unissued Class A ordinary shares and preference shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Class A ordinary shares and preference shares could render more difficult or discourage an attempt to obtain control of CEPO by means of a proxy contest, tender offer, merger or otherwise.

Derivative Suits:

Pursuant to the DGCL, a stockholder bringing a derivative suit must have been a stockholder at the time of the wrong complained of or the stockholder must have received shares in the corporation by operation of law from a person who was such a stockholder at the time of the wrong complained of. In addition, the stockholder must remain a stockholder throughout the litigation. There is no requirement under the DGCL to advance the expenses of a lawsuit to a stockholder bringing a derivative suit.

Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability of such actions. In most cases, CEPO will be the proper plaintiff in any claim based on a breach of duty owed to CEPO, and a claim against (for example) CEPO officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•   a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•   the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•   those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against CEPO where the individual rights of that shareholder have been infringed or are about to be infringed.

Provision	Pubco (Post-Closing)	CEPO
Dividend Rights:

Pursuant to the DGCL, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of its surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

CEPO directors may resolve to pay dividends and other distributions on shares in issue and authorize payment of the dividends or other distributions out of the funds of CEPO lawfully available therefor. No dividend or other distribution shall be paid except out of the realized or unrealized profits of CEPO, out of the share premium account or as otherwise permitted by law.

TICKER SYMBOL, MARKET PRICE AND DIVIDENDS

Ticker Symbol and Market Price

CEPO Class A Ordinary Shares are currently listed on The Nasdaq Global Market under the symbol “CEPO.” The closing price of the CEPO Class A Ordinary Shares on July 16, 2025, the last trading day before the announcement of the execution of the Business Combination Agreement, was $15.24. As of           , 2025, there were two (2) holders of record of CEPO Class A Ordinary Shares and one holder of record of CEPO Class B Ordinary Shares. As of           , 2025, the Record Date for the Meeting, the closing price for CEPO Class A Ordinary Shares was $          . Holders of CEPO Ordinary Shares should obtain current market quotations for the securities. The market price of CEPO Class A Ordinary Shares could vary at any time prior to the Closing. Market price information regarding CEPO Class B Ordinary Shares is not provided here because there is no established public trading market for CEPO Class B Ordinary Shares.

There is currently no public market for the equity securities of BSTR or Pubco. We are applying to list shares of Pubco Class A Stock on The Nasdaq Capital Market upon the Closing under the ticker symbol “BSTR.”

Dividends

CEPO, Pubco and BSTR have not paid any cash dividends on their equity securities to date and do not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends by Pubco in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition subsequent to the completion of the Business Combination. Following the completion of the Business Combination, the Pubco Board will consider whether or not to institute a dividend policy. It is presently intended that Pubco will retain its earnings for use in business operations and, accordingly, it is not anticipated that the Pubco Board will declare dividends in the foreseeable future. Further, if Pubco incurs further indebtedness, its ability to declare dividends may be limited by restrictive covenants Pubco may agree to in connection therewith.

OTHER SHAREHOLDER COMMUNICATIONS

CEPO Shareholders and interested parties may communicate with the CEPO Board, any committee chairperson or the non-management directors as a group by writing to the CEPO Board or committee chairperson in care of Cantor Equity Partners I, Inc., 110 East 59th Street, New York, New York 10022. Following the Business Combination, such communications should be sent in care of Pubco at 251 Little Falls Drive, Wilmington, County of New Castle, 19808, and its telephone number is               . Each communication will be forwarded, depending on the subject matter, to the CEPO Board, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

The validity of the shares of Pubco Stock to be issued in connection with the Business Combination will be passed upon, as to matters of Delaware law, by Skadden, Arps, Slate, Meagher & Flom (UK) LLP. The material U.S. federal income tax consequences of the Business Combination will be passed upon by Ellenoff Grossman & Schole LLP.

EXPERTS

The financial statements of CEPO as of and for the year ended December 31, 2024 and 2023 appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of BSTR as of July 31, 2025, and for the period from July 14, 2025, through July 31, 2025, appearing in this proxy statement/prospectus have been audited by CBIZ CPAs P.C., independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of BSTR to continue as a going concern as described in Note 2 to the financial statements), appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Pubco as of July 31, 2025, and for the period from July 14, 2025, through July 31, 2025, appearing in this proxy statement/prospectus have been audited by CBIZ CPAs P.C., independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Pubco to continue as a going concern as described in Note 2 to the consolidated financial statements), appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, CEPO and services that it employs to deliver communications to CEPO Shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of CEPO’s proxy statement to CEPO Shareholders. Upon written or oral request, CEPO will deliver a separate copy of its proxy statement to any CEPO Shareholder at a shared address to which a single copy of the document was delivered and who wishes to receive separate copies of such documents. CEPO Shareholders receiving multiple copies of such documents may request that CEPO deliver single copies of such documents in the future. CEPO Shareholders may notify CEPO of their requests by calling or writing CEPO at its principal executive offices at Cantor Equity Partners I, Inc., 110 East 59th Street, New York, New York 10022. Following the Business Combination, such requests should be made by calling or writing to Pubco at             , and its telephone number is             .

HOUSEHOLDING INFORMATION

Unless CEPO has received contrary instructions, CEPO may send a single copy of this proxy statement/prospectus to any household at which two or more CEPO Shareholders reside if CEPO believes the CEPO Shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce CEPO’s expenses. However, if CEPO Shareholders prefer to receive multiple sets of CEPO’s disclosure documents at the same address this year or in future years, the CEPO Shareholders should follow the instructions described below. Similarly, if an address is shared with another CEPO Shareholder and together both of the CEPO Shareholders would like to receive only a single set of CEPO’s disclosure documents, the CEPO Shareholders should follow these instructions:

If the CEPO Ordinary Shares are registered in the name of the CEPO Shareholder, the CEPO Shareholder should contact CEPO’s offices at Cantor Equity Partners I, Inc., 110 East 59th Street, New York, New York 10022. If a bank, broker or other nominee holds the shares, the CEPO Shareholder should contact the bank, broker or other nominee directly.

SOLICITATION OF PROXIES

CEPO will bear the expenses incurred in connection with the printing and mailing of this proxy statement/prospectus. To assist in the solicitation of proxies, CEPO will retain Sodali & Co as its proxy solicitor, for a fee of $25,000 plus reimbursement of out-of-pocket expenses for their services. CEPO and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding CEPO Ordinary Shares beneficially owned by others to send this proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of CEPO. No additional compensation will be paid to CEPO’s directors, officers or employees for solicitation.

SHAREHOLDER PROPOSALS

If the Business Combination is consummated and Pubco holds a 2025 annual meeting of shareholders, it will provide notice of or otherwise publicly disclose the date on which the 2025 annual meeting of shareholders will be held. For any proposal to be considered for inclusion in Pubco’s proxy statement and form of proxy for submission to the shareholders at Pubco’s 2025 annual meeting of shareholders, assuming consummation of the Business Combination, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and the Amended and Restated Bylaws. Since the 2025 annual meeting would be Pubco’s first annual meeting of shareholders, such proposals must be received by Pubco at its offices at             , a reasonable time before Pubco begins to print and mail the 2025 annual meeting proxy materials in order to be considered for inclusion in Pubco’s proxy materials for the 2025 annual meeting.

In addition, if the Business Combination is consummated, the Amended and Restated Bylaws provide notice procedures for shareholders to nominate a person as a director and to propose business to be considered by shareholders at a meeting. To be timely, a shareholder’s notice must be delivered to Pubco at             , not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of shareholders. Nominations and proposals also must satisfy other requirements set forth in the Amended and Restated Bylaws. The Pubco Board may refuse to acknowledge the introduction of any shareholder proposal not made in compliance with the foregoing procedures.

WHERE YOU CAN FIND MORE INFORMATION

CEPO files reports, proxy statements and other information with the SEC as required by the Exchange Act. Pubco will file, upon the effectiveness of this proxy statement/prospectus, reports, proxy statements/prospectuses and other information with the SEC as required by the Exchange Act. You can read CEPO’s and Pubco’s SEC filings, including this proxy statement/prospectus, on the Internet at the SEC’s website at http://www.sec.gov.

CEPO will also make available free of charge electronic copies of its filings upon request. Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this document relating to CEPO has been supplied by CEPO, and all such information relating to Pubco has been supplied by Pubco. Information provided by one entity does not constitute any representation, estimate or projection of the other entity.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact via phone or in writing:

Cantor Equity Partners I, Inc.
110 East 59th Street
New York, New York 10022
Tel: (212) 938-5000
Email: CantorEquityPartners@cantor.com

You may also obtain these documents by requesting them in writing or by telephone from CEPO’s proxy solicitor at:

Sodali & Co
430 Park Avenue, 14th Floor
New York, NY 10022
Telephone: (800) 662-5200
Bank and Brokers can call at (203) 658-9400
Email: CEPO@investor.sodali.com

If you are a CEPO Shareholder and would like to request documents, please do so by            , 2025 to receive them before the Meeting. If you request any documents from CEPO, CEPO will mail them to you by first class mail or another equally prompt means.

Neither CEPO, BSTR, nor Pubco has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

TRANSFER AGENT AND REGISTRAR

The transfer agent for CEPO’s securities is the Continental Stock Transfer & Trust Company. The transfer agent for Pubco’s securities will be Continental Stock Transfer & Trust Company.

INDEX TO FINANCIAL STATEMENTS

CANTOR EQUITY PARTNERS I, INC.

BSTR NEWCO, LLC

BSTR HOLDINGS, INC.

CANTOR EQUITY PARTNERS I, INC.
CONDENSED BALANCE SHEETS

	June 30, 2025	December 31, 2024
	(Unaudited)
Assets:
Current Assets:
Cash	$25,000	$—
Prepaid expenses	230,284	—
Total Current Assets	255,284	—
Cash and cash equivalents held in Trust Account	203,315,677	—
Deferred offering costs	—	217,609
Other assets	96,873	—
Total Assets	$203,667,834	$217,609

Liabilities and Shareholders’ Deficit:
Current Liabilities:
Accrued expenses	$86,820	$165,031
Notes payable – related party	243,841	134,240
Total Liabilities	330,661	299,271

Commitments and Contingencies

Class A ordinary shares subject to possible redemption, 20,000,000 and 0 shares issued and outstanding at redemption value of $10.32 and $0 per share as of June 30, 2025 and December 31, 2024, respectively	206,315,677	—

Shareholders’ Deficit:
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding as of both June 30, 2025 and December 31, 2024	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 500,000 shares issued and outstanding (excluding 20,000,000 shares subject to possible redemption) as of June 30, 2025 and none issued or outstanding as of December 31, 2024	50	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 5,000,000 shares issued and outstanding as of both June 30, 2025 and December 31, 2024	500	500
Additional paid-in capital	—	24,500
Accumulated deficit	(2,979,054)	(106,662)
Total Shareholders’ Deficit	(2,978,504)	(81,662)
Total Liabilities, Commitments and Contingencies and Shareholders’ Deficit	$203,667,834	$217,609

The accompanying notes are an integral part of these unaudited condensed financial statements.

CANTOR EQUITY PARTNERS I, INC.
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
General and administrative costs	$144,401	$43,302	$308,884	$43,302
Administrative expenses – related party	30,000	—	58,065	—
Loss from operations	(174,401)	(43,302)	(366,949)	(43,302)
Interest income on investments held in the Trust Account	2,129,729	—	3,315,677	—
Net income (loss)	$1,955,328	$(43,302)	$2,948,728	$(43,302)

Weighted average number of ordinary shares outstanding:
Class A – Public shares	20,000,000	—	19,226,519	—
Class A – Private placement	500,000	—	480,663	—
Class B – Ordinary shares	5,000,000	5,000,000 (1)	5,000,000	5,000,000 (1)

Basic and diluted net income (loss) per share:
Class A – Public shares	$0.08	$—	$0.12	$—
Class A – Private placement	$0.08	$—	$0.12	$—
Class B – Ordinary shares	$0.08	$(0.01)	$0.12	$(0.01)

____________

(1)      This number has been retroactively adjusted to reflect the recapitalization of the Company in the form of the cancellation of 9,375,000 Class B ordinary shares on May 21, 2024 (See Note 6).

The accompanying notes are an integral part of these unaudited condensed financial statements.

CANTOR EQUITY PARTNERS I, INC.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(UNAUDITED)

For the Three and Six Months Ended June 30, 2025

	Ordinary Shares				Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – December 31, 2024	—	$—	5,000,000	$500	$24,500	$(106,662)	$(81,662)
Sale of Class A ordinary shares to Sponsor in private placement	500,000	50	—	—	4,999,950	—	5,000,000
Accretion of redeemable Class A ordinary shares to redemption value	—	—	—	—	(5,024,450)	(3,691,391)	(8,715,841)
Net income	—	—	—	—	—	993,400	993,400
Balance – March 31, 2025	500,000	$50	5,000,000	$500	$—	$(2,804,653)	$(2,804,103)
Accretion of redeemable Class A ordinary shares to redemption value	—	—	—	—	—	(2,129,729)	(2,129,729)
Net income	—	—	—	—	—	1,955,328	1,955,328
Balance – June 30, 2025	500,000	$50	5,000,000	$500	$—	$(2,979,054)	$(2,978,504)

For the Three and Six Months Ended June 30, 2024

	Ordinary Shares						Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Class A		Class B
	Shares	Amount	Shares		Amount
Balance – December 31, 2023	—	$—	5,000,000	(1)	$500	(1)	$24,500	$(22,260)	$2,740
Net income	—	—	—		—		—	—	—
Balance – March 31, 2024	—	$—	5,000,000	(1)	$500	(1)	$24,500	$(22,260)	$2,740
Net loss	—	—	—		—		—	(43,302)	(43,302)
Balance – June 30, 2024	—	$—	5,000,000		$500		$24,500	$(65,562)	$(40,562)

____________

(1)      The number of shares and the amounts have been retroactively adjusted to reflect the recapitalization of the Company in the form of the cancellation of 9,375,000 Class B ordinary shares on May 21, 2024 (See Note 6).

The accompanying notes are an integral part of these unaudited condensed financial statements.

CANTOR EQUITY PARTNERS I, INC.
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Six Months Ended June 30,
	2025	2024
Cash flows from operating activities:
Net income (loss)	$2,948,728	$(43,302)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
General and administrative expenses paid by related party	148,848	—
Interest income on investments held in the Trust Account	(3,315,677)	—
Changes in operating assets and liabilities:
Deferred offering costs	217,609	(86,165)
Prepaid expenses	228,154	2,740
Other assets	(96,873)	—
Accrued expenses	(78,211)	126,727
Net cash provided by operating activities	52,578	—

Cash flows from investing activities:
Cash deposited in the Trust Account	(200,000,000)	—
Net cash used in investing activities	(200,000,000)	—

Cash flows from financing activities:
Proceeds received from initial public offering	200,000,000	—
Proceeds received from private placement	5,000,000	—
Offering costs paid	(4,298,137)	—
Deferred offering costs paid by related party	(231,756)	—
Proceeds from Notes payable – related party	243,841	—
Payment on Notes payable – related party	(134,240)
Payment on Payable to related party	(607,286)	—
Net cash provided by financing activities	199,972,422	—

Net change in Cash	25,000	—
Cash – beginning of the period	—	—
Cash – end of the period	$25,000	$—

Supplemental disclosure of non-cash activities:
Deferred offering costs included in Accrued expenses	$—	$86,165

The accompanying notes are an integral part of these unaudited condensed financial statements.

CANTOR EQUITY PARTNERS I, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation

Cantor Equity Partners I, Inc. (the “Company”) was incorporated on November 11, 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

Although the Company is not limited in its search for target businesses to a particular industry or sector for the purpose of consummating the Business Combination, the Company intends to focus its search on companies operating in the financial services, healthcare, real estate services, technology and software industries. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of June 30, 2025, the Company had not commenced operations. All activity through June 30, 2025 relates to the Company’s formation, the initial public offering (the “Initial Public Offering”) described below, and the Company’s efforts toward locating and completing a suitable Business Combination. The Company will not generate any operating revenues until after the completion of the Business Combination, at the earliest. During the three and six months ended June 30, 2025, the Company used the net proceeds derived from the Initial Public Offering and the Private Placement (as defined below) to generate non-operating income in the form of interest income from an investment in a money market fund that invests in U.S. government debt securities and classified as cash equivalents.

The Company’s sponsor is Cantor EP Holdings I, LLC (the “Sponsor”). The registration statement for the Initial Public Offering was declared effective on December 20, 2024. On January 8, 2025, the Company consummated the Initial Public Offering of 20,000,000 Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares”, and such Class A ordinary shares issued in the Initial Public Offering, the “Public Shares”) at a purchase price of $10.00 per Public Share, generating gross proceeds of $200,000,000, as described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 500,000 Class A ordinary shares (the “Private Placement Shares”) to the Sponsor at a price of $10.00 per Private Placement Share in a private placement (the “Private Placement”), generating gross proceeds of $5,000,000, as described in Note 4.

The net proceeds of the Private Placement were deposited into the Trust Account (as defined below) and will be used to fund the redemption of the Public Shares subject to the requirements of applicable law (see Note 4).

Offering costs amounted to approximately $4,500,000, consisting of $4,100,000 of underwriting fees and approximately $400,000 of other costs.

Following the closing of the Initial Public Offering and the Private Placement on January 8, 2025, an amount of $200,000,000 ($10.00 per Public Share) from the net proceeds of the sale of the Public Shares and the Private Placement Shares (see Note 4) was placed in a trust account (the “Trust Account”) located in the United States with Continental Stock Transfer & Trust Company (“Continental”) acting as trustee. The funds in the Trust Account were initially held in an account at J.P. Morgan Chase Bank, N.A. and on January 9, 2025, were transferred to an account at CF Secured, LLC (“CF Secured”), an affiliate of the Sponsor. The Trust Account may be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, or held as cash or cash items (including in demand deposit accounts) at a bank, as determined by the Company, until the earlier of: (i) the completion of the Business Combination or (ii) the distribution of the Trust Account, as described below.

Business Combination — The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the Private Placement, although substantially all of the net proceeds are intended to be applied generally toward consummating the Business Combination. There is no assurance that the Company will be able to complete the Business Combination successfully. The Company must complete one or more Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding taxes payable on income earned on the Trust Account) at the time of the agreement to

CANTOR EQUITY PARTNERS I, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation (cont.)

enter into the Business Combination. However, the Company will only complete the Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders of the Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of the Business Combination either (i) in connection with a shareholders meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of the Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (which was initially $10.15 per Public Share, inclusive of $0.15 per redeemed share to be funded pursuant to the Sponsor Note (as defined below) in the applicable Redemption Event (as defined below)). The Public Shares are recorded at a redemption value and classified as temporary equity in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”). In such case, the Company will proceed with the Business Combination if a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its amended and restated memorandum and articles of association (as may be amended, the “Amended and Restated Memorandum and Articles”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing the Business Combination. If, however, shareholder approval of the Business Combination is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the Business Combination, or if they vote at all. If the Company seeks shareholder approval in connection with the Business Combination, the Sponsor and the Company’s directors and officers have agreed to vote their Founder Shares (as defined in Note 4), their Private Placement Shares and any Public Shares purchased during or after the Initial Public Offering in favor of the Business Combination (except that any Public Shares such parties may purchase in compliance with the requirements of Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), would not be voted in favor of approving the Business Combination). In addition, the Sponsor and the Company’s directors and officers have agreed to waive their redemption rights with respect to their Founder Shares, Private Placement Shares and any Public Shares held by them in connection with the completion of the Business Combination.

Notwithstanding the foregoing, the Amended and Restated Memorandum and Articles provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor and the Company’s officers and directors have agreed not to propose an amendment to the Amended and Restated Memorandum and Articles (i) that would affect the substance or timing of the Company’s obligation to allow redemption in connection with the Business Combination or to redeem 100% of the Public Shares if the Company does not complete the Business Combination or (ii) with respect to any other provision relating to shareholders’ rights or pre-business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

Failure to Consummate the Business Combination — The Company has until January 8, 2027, or until such earlier liquidation date as the Company’s board of directors may approve or such later date as the Company’s shareholders may approve pursuant to the Amended and Restated Memorandum and Articles (the “Combination Period”), to consummate the Business Combination. If the Company is unable to complete the Business Combination by the end of the Combination Period, the Company will (i) cease all operations except for the purpose of winding up,

CANTOR EQUITY PARTNERS I, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation (cont.)

(ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes, divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. As further described in Note 9, the Company entered into a Business Combination Agreement, dated as of July 16, 2025, by and among the Company, Pubco (as defined in Note 9), Newco (as defined in Note 9) and the other parties thereto, and the transactions contemplated thereby will be a Business Combination that is expected to be consummated prior to the end of the Combination Period. For more information regarding such proposed Business Combination, refer to the Company’s Current Reports on Form 8-K filed with the SEC on July 17, 2025, July 22, 2025 and August 7, 2025, and the other filings the Company and Pubco may make from time to time with the SEC.

The Sponsor and the Company’s directors and officers have agreed to waive their liquidation rights from the Trust Account with respect to the Founder Shares and the Private Placement Shares held by them if the Company fails to complete the Business Combination within the Combination Period. However, if the Sponsor or any of the Company’s directors and officers acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete the Business Combination within the Combination Period. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than $10.15 per share (inclusive of $0.15 per redeemed share to be funded pursuant to the Sponsor Note) initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account below $10.15 per share. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered public accounting firm and the underwriters of the Initial Public Offering), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity and Capital Resources

As of June 30, 2025 and December 31, 2024, the Company had $25,000 and $0, respectively, of cash in its operating account. As of June 30, 2025 and December 31, 2024, the Company had a working capital deficit of approximately $75,000 and approximately $299,000, respectively. As of June 30, 2025 and December 31, 2024, approximately $3,316,000 and $0, respectively, of interest income earned on funds held in the Trust Account was available to pay taxes, if any.

The Company’s liquidity needs through June 30, 2025 have been satisfied through a contribution of $25,000 from the Sponsor in exchange for the issuance of the Founder Shares, a loan of approximately $134,000 from the Sponsor pursuant to a promissory note (the “Pre-IPO Note”), the proceeds from the sale of the Private Placement Shares not held in the Trust Account and the Sponsor Loan (as defined below). The Company fully repaid the Pre-IPO Note upon completion of the Initial Public Offering. In addition, in order to finance transaction costs in connection with the Business Combination, the Sponsor agreed to loan the Company up to $1,750,000 to fund the Company’s expenses relating to investigating and selecting a target business and other working capital requirements after the Initial Public

CANTOR EQUITY PARTNERS I, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation (cont.)

Offering and prior to the Business Combination (the “Sponsor Loan”), of which approximately $244,000 and $0 has been drawn by the Company as of June 30, 2025 and December 31, 2024, respectively. If the Sponsor Loan is insufficient, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company with Working Capital Loans (as defined in Note 4). As of both June 30, 2025 and December 31, 2024, the Company did not have any borrowings under the Working Capital Loans.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity from the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors, to meet its needs through the earlier of the consummation of the Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective target businesses, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Basis of Presentation

The unaudited condensed financial statements are presented in U.S. dollars, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC, and reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position as of June 30, 2025 and the results of operations and cash flows for the periods presented. Certain information and disclosures normally included in unaudited condensed financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations. Interim results are not necessarily indicative of results for a full year or any future period. The unaudited condensed financial statements should be read in conjunction with the Company’s audited financial statements and notes thereto for the fiscal year ended December 31, 2024 included in the Company’s Annual Report on Form 10-K filed by the Company with the SEC on March 28, 2025.

Emerging Growth Company

The Company is an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s unaudited condensed financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

CANTOR EQUITY PARTNERS I, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Such estimates may be subject to change as more current information becomes available, and accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents in its operating account as of both June 30, 2025 and December 31, 2024. The Company’s assets held in the Trust Account as of June 30, 2025 comprised predominantly of approximately $203,316,000 in cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in financial institutions which, at times, may exceed the Federal Deposit Insurance Corporation maximum coverage limit of $250,000, and cash equivalents held in the Trust Account. For both the three and six months ended June 30, 2025 and 2024, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

Under ASC 820, Fair Value Measurement (“ASC 820”), “fair value” is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820 approximates the carrying amounts presented in the condensed balance sheets, primarily due to their short-term nature, with the exception of the available-for-sale debt securities.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal and other fees incurred in connection with the preparation for the Initial Public Offering. These costs amounted to approximately $4,500,000 and were charged against the carrying value of the Public Shares upon the completion of the Initial Public Offering. Deferred offering costs of approximately $218,000 incurred through the December 31, 2024 balance sheet date consisted of legal fees and other costs that were directly related to the Initial Public Offering.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. All of the Public Shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of June 30, 2025 and December 31, 2024, 20,000,000 and 0 Class A ordinary shares subject to possible redemption, respectively, are presented as temporary equity outside of the shareholders’ deficit section

CANTOR EQUITY PARTNERS I, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

of the Company’s condensed balance sheets. The Company recognizes any subsequent changes in redemption value immediately as they occur and adjusts the carrying value of redeemable Class A ordinary shares to the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount value of redeemable Class A ordinary shares. This method would view the end of the reporting period as if it were also the redemption date for the security. The change in the carrying value of redeemable Class A ordinary shares also resulted in charges against Additional paid-in capital and Accumulated deficit.

As of June 30, 2025 and December 31, 2024, the Class A ordinary shares subject to possible redemption, as presented in the accompanying balance sheets, are reconciled in the following table:

Class A ordinary shares subject to possible redemption, December 31, 2024	$—
Gross proceeds	200,000,000
Less:
Issuance costs allocated to Class A ordinary shares subject to possible redemption	(4,529,893)
Plus:
Accretion of carrying value to redemption value	10,845,570
Class A ordinary shares subject to possible redemption, June 30, 2025	$206,315,677

Net Income (Loss) Per Ordinary Share

The Company complies with the accounting and disclosure requirements of ASC 260, Earnings Per Share. Net income (loss) per ordinary share is computed by dividing net income (loss) applicable to shareholders by the weighted average number of ordinary shares outstanding for the applicable periods. The Company applies the two-class method in calculating earnings per share and allocates net income (loss) pro rata to Class A ordinary shares subject to possible redemption, nonredeemable Class A ordinary shares and Class B ordinary shares. Accretion associated with the redeemable Class A ordinary shares is excluded from earnings per share as the redemption value is not in excess of the fair value.

The following tables reflect the calculation of basic and diluted net income (loss) per ordinary share:

	For the Three Months Ended June 30, 2025			For the Three Months Ended June 30, 2024
	Class A – Public shares	Class A – Private placement shares	Class B – Ordinary shares	Class A – Public shares	Class A – Private placement shares	Class B – Ordinary shares
Basic and diluted net income (loss) per ordinary share
Numerator:
Allocation of net income (loss)	$1,525,155	$39,107	$391,066	$—	$—	$(43,302)
Denominator:
Basic and diluted weighted average number of ordinary shares outstanding	20,000,000	500,000	5,000,000	—	—	5,000,000
Basic and diluted net income (loss) per ordinary share	$0.08	$0.08	$0.08	$—	$—	$(0.01)

CANTOR EQUITY PARTNERS I, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

	For the Six Months Ended June 30, 2025			For the Six Months Ended June 30, 2024
	Class A – Public shares	Class A – Private placement shares	Class B – Ordinary shares	Class A – Public shares	Class A – Private placement shares	Class B – Ordinary shares
Basic and diluted net income (loss) per ordinary share
Numerator:
Allocation of net income (loss)	$2,294,627	$57,366	$596,735	$—	$—	$(43,302)
Denominator:
Basic and diluted weighted average number of ordinary shares outstanding	19,226,519	480,663	5,000,000	—	—	5,000,000
Basic and diluted net income (loss) per ordinary share	$0.12	$0.12	$0.12	$—	$—	$(0.01)

Income Taxes

Income taxes are accounted for using the asset and liability method as prescribed under ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to basis differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

ASC 740 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Company provides for uncertain tax positions, based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Management is required to determine whether a tax position is more likely than not to be sustained upon examination by tax authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Because significant assumptions are used in determining whether a tax benefit is more likely than not to be sustained upon examination by tax authorities, actual results may differ from management’s estimates under different assumptions or conditions. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. As of both June 30, 2025 and December 31, 2024, the Company has not recorded any amounts related to uncertain tax positions.

The Company is considered an exempted Cayman Islands company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company recorded no income tax provision for the periods presented.

Segment Reporting

The Company has one reportable segment. See Note 8 — Segment Information for additional information.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The guidance was issued in response to requests from investors for companies to disclose more information about their financial performance at the segment level. The ASU does not change how a public entity identifies its operating segments, aggregates them or applies the quantitative thresholds to determine its reportable segments. The standard requires a public entity to disclose significant segment

CANTOR EQUITY PARTNERS I, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

expenses and other segment items on an annual and interim basis, and to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that were previously required annually. Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures previously required under ASC 280. The Company adopted the standard on the required effective date for the financial statements issued for the annual reporting periods beginning on January 1, 2024 and applies the guidance for the interim periods beginning on January 1, 2025. The adoption of the new guidance did not have an impact on the Company’s unaudited condensed financial statements.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements — Amendments to Remove References to the Concepts Statements. The Conceptual Framework establishes concepts that the FASB considers in developing standards. The ASU was issued to remove references to the Conceptual Framework in the Codification. The FASB noted that references to the Concepts Statements in the Codification could have implied that the Concepts Statements are authoritative. Also, some of the references removed were to Concepts Statements that are superseded. The Company adopted the standard on the required effective date beginning on January 1, 2025 using a prospective transition method for all new transactions recognized on or after the effective date. The adoption of this guidance did not have a material impact on the Company’s unaudited condensed financial statements.

New Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The standard improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The new guidance will become effective for the Company’s financial statements issued for annual reporting periods beginning on January 1, 2025, will require prospective presentation with an option to apply it retrospectively for each period presented, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Company’s unaudited condensed financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The standard improves financial reporting and responds to investor input that additional expense detail is fundamental to understanding the performance of an entity, assessing its prospects for future cash flows, and comparing its performance over time and with that of other entities. The new guidance requires public business entities to disclose in the notes to financial statements specified information about certain costs and expenses at each interim and annual reporting period. Specified expenses, gains or losses that are already disclosed under existing U.S. GAAP will be required by the ASU to be included in the disaggregated income statement expense line item disclosures, and any remaining amounts will need to be described qualitatively. The new guidance will become effective for the Company’s financial statements issued for annual reporting periods beginning on January 1, 2027 and interim reporting periods beginning on January 1, 2028, will require either prospective or retrospective presentation, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Company’s unaudited condensed financial statements.

In May 2025, the FASB issued ASU No. 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. The standard revises current guidance for determining the accounting acquirer for a transaction effected primarily by exchanging equity interests in which the legal acquiree is a variable interest entity (“VIE”) that meets the definition of a business. The amendments differ from current U.S. GAAP because, for certain transactions, they replace the requirement that the primary beneficiary of a VIE is always the acquirer with an assessment that requires an entity to consider the factors to determine which entity is the accounting acquirer. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The ASU does not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined

CANTOR EQUITY PARTNERS I, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

to be the accounting acquiree. The new guidance will become effective for interim and annual reporting periods beginning on January 1, 2027, will require a prospective transition method for business combinations that occur after the initial adoption date, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Company’s unaudited condensed financial statements.

SEC Rule on Climate-Related Disclosures

In March 2024, the SEC adopted final rules relating to The Enhancement and Standardization of Climate-Related Disclosures for Investors, that would require registrants to provide climate-related disclosures in a note to their audited financial statements. The disclosures under the final rules would include certain effects of severe weather events and other natural conditions, including the aggregate amounts and where in the financial statements they are presented. If carbon offsets or renewable energy credits or certificates (“RECs”) are deemed a material component of the registrant’s plans to achieve its disclosed climate-related targets, registrants would be required to disclose information about the offsets and RECs. Registrants would also be required to disclose whether and how (1) exposures to risks and uncertainties associated with, or known impacts from, severe weather events and other natural conditions and (2) any disclosed climate-related targets or transition plans materially impacted the estimates and assumptions used in preparing the financial statements. Finally, registrants would be required to disclose additional contextual information about the above disclosures, including how each financial statement effect was derived and the accounting policy decisions made to calculate the effects, for the most recently completed fiscal year and, if previously disclosed or required to be disclosed, for the historical fiscal year for which audited consolidated financial statements are included in the filing. In April 2024, the SEC released an order staying the rules pending judicial review of all of the petitions challenging the rules and in March 2025, the SEC voted to end its defense of the rules. Absent these developments, the rules would have been effective for the Company upon its registration under the Exchange Act on January 6, 2025 and phased in starting in 2027. Management is continuing to monitor the developments pertaining to the rules and any resulting potential impacts on the Company’s unaudited condensed financial statements.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s unaudited condensed financial statements.

Note 3 — Initial Public Offering

Pursuant to the Initial Public Offering, the Company sold 20,000,000 Class A ordinary shares at a price of $10.00 per share.

Note 4 — Related Party Transactions

Founder Shares

In November 2020, the Sponsor purchased 14,375,000 Class B ordinary shares (the “Founder Shares”) for a purchase price of $25,000. On May 21, 2024, the Sponsor surrendered, for no consideration, 9,375,000 Class B ordinary shares, which the Company cancelled, resulting in a decrease in the total number of Class B ordinary shares outstanding from 14,375,000 shares to 5,000,000 shares. The Class B ordinary shares will automatically convert into nonredeemable Class A ordinary shares in connection with the consummation of the Business Combination and are subject to certain transfer restrictions, as described in Note 6.

The Sponsor and the Company’s directors and officers have agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20-trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

CANTOR EQUITY PARTNERS I, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 4 — Related Party Transactions (cont.)

Private Placement Shares

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased 500,000 Private Placement Shares at a price of $10.00 per Private Placement Share ($5,000,000 in the aggregate) in the Private Placement. The net proceeds from the Private Placement were added to the net proceeds from the Initial Public Offering held in the Trust Account. The Sponsor has entered into a letter agreement with the Company pursuant to which it has agreed to waive its redemption rights with respect to the Private Placement Shares in connection with the completion of the Business Combination or otherwise. The Sponsor and the Company’s officers and directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Shares until 30 days after the completion of the Business Combination.

Investment Held in the Trust Account

Starting on January 9, 2025, the Company’s investment in a money market fund has been held in the Trust Account that is custodied by CF Secured with Continental acting as trustee.

Underwriter

Cantor Fitzgerald & Co. (“CF&Co.”), the lead underwriter of the Initial Public Offering, is an affiliate of the Sponsor (see Note 5).

Business Combination Marketing Agreement

The Company has engaged CF&Co. as an advisor in connection with the Business Combination to assist the Company in holding meetings with its shareholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities, and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay CF&Co. a cash fee of $7,000,000 for such services upon the consummation of the Business Combination.

Related Party Loans

On May 21, 2024, the Sponsor agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the Initial Public Offering pursuant to the Pre-IPO Note. The Pre-IPO Note was non-interest bearing and was repaid in full upon completion of the Initial Public Offering. As of June 30, 2025 and December 31, 2024, the Company had $0 and approximately $134,000, respectively, outstanding under the Pre-IPO Note.

In order to finance transaction costs in connection with the Business Combination, the Sponsor has committed up to $1,750,000 in the Sponsor Loan to be provided to the Company to fund the Company’s expenses relating to investigating and selecting a target business and other working capital requirements, including $10,000 per month for office space, administrative and shared personnel support services that will be paid to the Sponsor. The Sponsor Loan does not bear interest and is repayable by the Company to the Sponsor upon consummation of the Business Combination; provided that, at any time beginning 60 days after the date of the Initial Public Offering, at the Sponsor’s option, all or any portion of the amount outstanding under the Sponsor Loan may be converted into Class A ordinary shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Loan would be repaid only out of funds held outside the Trust Account. As of June 30, 2025 and December 31, 2024, the Company had approximately $244,000 and $0, respectively, outstanding under the Sponsor Loan.

If the Sponsor Loan is insufficient to cover the working capital requirements of the Company, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Any Working Capital Loans will be repayable by the Company upon consummation of the Business Combination out of the proceeds of the Trust Account released to the Company; provided that, at any time beginning 60 days after the date of the Initial Public Offering, at the

CANTOR EQUITY PARTNERS I, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 4 — Related Party Transactions (cont.)

Sponsor’s option, all or any portion of the amount outstanding under any Working Capital Loans may be converted into Class A ordinary shares at a conversion price of $10.00 per share. If the Company is unable to consummate the Business Combination, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of both June 30, 2025 and December 31, 2024, the Company had no borrowings under the Working Capital Loans.

In addition, the Sponsor has agreed to lend the Company up to $3,000,000 pursuant to a promissory note (the “Sponsor Note”) in connection with the consummation of the Business Combination, an extension of time for the Company to consummate the Business Combination or the Company’s liquidation (each, a “Redemption Event”), such that an amount equal to $0.15 per Public Share being redeemed in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed Public Shares on such Redemption Event. The Sponsor Note does not bear interest and is repayable by the Company to the Sponsor upon consummation of the Business Combination; provided that, at any time beginning 60 days after the date of the Initial Public Offering, at the Sponsor’s option, all or any portion of the amount outstanding under the Sponsor Note may be converted into Class A ordinary shares at a conversion price of $10.00 per share. If the Company is unable to consummate the Business Combination, the Sponsor Note would be repaid only out of funds held outside of the Trust Account. The Sponsor has waived any claims against the Trust Account in connection with the Sponsor Note.

Administrative Support Agreement

The Company has agreed to pay $10,000 a month to the Sponsor for office space, administrative and shared personnel support services. Services commenced on January 7, 2025, the date the Class A ordinary shares were first listed on the Nasdaq Stock Market and will terminate upon the earlier of the consummation by the Company of the Business Combination or the liquidation of the Company. During the three months ended June 30, 2025 and 2024, the Company incurred $30,000 and $0, respectively, for these services. During the six months ended June 30, 2025 and 2024, the Company incurred approximately $58,000 and $0, respectively, for these services.

Independent Directors Compensation

Commencing on January 6, 2025, the Company compensates its independent directors through cash payments for their services on the Company’s board of directors. As a result, during the three months ended June 30, 2025 and 2024, the Company recognized $25,000 and $0, respectively, of compensation expense on its unaudited condensed statements of operations. During the six months ended June 30, 2025 and 2024, the Company recognized approximately $49,000 and $0, respectively, of compensation expense on its unaudited condensed statements of operations. The corresponding accrued compensation payable recognized on the Company’s condensed balance sheets was $25,000 and $0 as of June 30, 2025 and December 31, 2024, respectively.

Note 5 — Commitments and Contingencies

Registration Rights

Pursuant to a registration rights agreement entered into on January 6, 2025, the holders of Founder Shares (only after conversion of such shares to Class A ordinary shares), the Private Placement Shares and any Class A ordinary shares issued upon conversion of up to $1,750,000 pursuant to the Sponsor Loan, any borrowings under the Working Capital Loans, up to $3,000,000 pursuant to the Sponsor Note and any additional loans are entitled to registration rights. These holders are entitled to certain demand and “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

CANTOR EQUITY PARTNERS I, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 5 — Commitments and Contingencies (cont.)

Underwriting Agreement

CF&Co. was paid a cash underwriting discount of $4,000,000 in connection with the Initial Public Offering. The Company also engaged a qualified independent underwriter to participate in the preparation of the registration statement and exercise the usual standards of “due diligence” in respect thereto. The Company paid the independent underwriter a fee of $100,000 upon the completion of the Initial Public Offering in consideration for its services and expenses as the qualified independent underwriter. The qualified independent underwriter received no other compensation.

Business Combination Marketing Agreement

The Company has engaged CF&Co. as an advisor in connection with the Business Combination (see Note 4).

Risks and Uncertainties

The Company’s results of operations and its ability to complete the Business Combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond the Company’s control. The Company’s results of operations and its ability to consummate the Business Combination could be impacted by, among other things, downturns in the financial markets or in economic conditions, fluctuations in interest rates, and geopolitical instability, such as the military conflicts in Ukraine and the Middle East. Management continues to evaluate the impact of these factors and has concluded that while it is reasonably possible that these factors could have an effect on the Company’s financial position, results of its operations and completion of the Business Combination, the specific impact is not readily determinable as of the date of the unaudited condensed financial statements. The unaudited condensed financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Note 6 — Shareholders’ Deficit

Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of June 30, 2025, there were 500,000 Class A ordinary shares issued and outstanding, excluding 20,000,000 Class A ordinary shares subject to possible redemption. As of December 31, 2024, there were no Class A ordinary shares issued and outstanding.

Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of Class B ordinary shares are entitled to one vote for each share. In November 2020, the Company issued 14,375,000 Class B ordinary shares to the Sponsor. On May 21, 2024, the Sponsor surrendered, for no consideration, 9,375,000 Class B ordinary shares, which the Company cancelled, resulting in a decrease in the total number of Class B ordinary shares outstanding from 14,375,000 shares to 5,000,000 shares. Information contained in the condensed financial statements has been retroactively adjusted for the surrender and cancellation. As of both June 30, 2025 and December 31, 2024, there were 5,000,000 Class B ordinary shares issued and outstanding.

Prior to the consummation of the Business Combination, only holders of Class B ordinary shares will have the right to vote on the appointment and removal of directors and be entitled to vote on continuing the Company in a jurisdiction outside the Cayman Islands (including any special resolution required to adopt new constitutional documents as a result of the Company approving a transfer by way of continuation to a jurisdiction outside the Cayman Islands). Other than as described above, holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of shareholders except as required by law.

The Class B ordinary shares will automatically convert into nonredeemable Class A ordinary shares in connection with the consummation of the Business Combination or at any time and from time to time at the option of the holder thereof, on a one-for-one basis, subject to adjustment. Class A ordinary shares issued in connection with the conversion of Class B ordinary shares issued prior to the consummation of the Business Combination are subject to the same restrictions as applied to Class B ordinary shares prior to such conversion, including, among other things, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of a Business Combination.

CANTOR EQUITY PARTNERS I, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 6 — Shareholders’ Deficit (cont.)

In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to the closing of the Business Combination, the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all ordinary shares issued and outstanding upon the completion of the Initial Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination).

Preference Shares — The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of both June 30, 2025 and December 31, 2024, there were no preference shares issued or outstanding.

Note 7 — Fair Value Measurements on a Recurring Basis

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs to valuation techniques used in measuring fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These three levels of the fair value hierarchy are:

•        Level 1 measurements — unadjusted observable inputs such as quoted prices for identical instruments in active markets;

•        Level 2 measurements — inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3 measurements — unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of June 30, 2025, and indicates the fair value hierarchy of the inputs that the Company utilized to determine such fair value.

June 30, 2025

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets:
Assets held in Trust Account – U.S. government debt securities	$203,315,668	$—	$—	$203,315,668
Total	$203,315,668	$—	$—	$203,315,668

CANTOR EQUITY PARTNERS I, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 7 — Fair Value Measurements on a Recurring Basis (cont.)

As of June 30, 2025, Level 1 assets include an investment in a money market fund classified as cash equivalents; the fund holds U.S. government debt securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investment.

The Company did not hold assets measured at fair value on a recurring basis as of December 31, 2024.

Note 8 — Segment Information

The Company has not yet commenced operations, thus all activity for the three and six months ended June 30, 2025 and 2024 relates to the Company’s formation, the Initial Public Offering, and the Company’s efforts toward locating and completing a suitable Business Combination. The Company has identified its Chairman and Chief Executive Officer as the chief operating decision maker (the “CODM”). The Company consists of one reportable segment, because the resource allocation and assessment of performance of the entity’s business activities by the CODM are performed using the entity-wide operating results. The net income (loss) is the measure of segment profit (loss) most consistent with U.S. GAAP that is regularly reviewed by the CODM to allocate resources and assess financial performance.

The Company does not have operating income and therefore, it does not have any operating revenues. The Company will not generate any operating revenues until after the completion of the Business Combination, at the earliest. During the three months ended June 30, 2025 and 2024, the Company earned approximately $2,130,000 and $0, respectively, of interest income on the investment held in the Trust Account. During the six months ended June 30, 2025 and 2024, the Company earned approximately $3,316,000 and $0, respectively, of interest income on investments held in the Trust Account. The Company’s significant expenses were general and administrative expenses, which were approximately $145,000 and approximately $43,000 for the three months ended June 30, 2025 and 2024, respectively, and approximately $309,000 and approximately $43,000 for the six months ended June 30, 2025 and 2024, respectively. The other expenses were administrative expenses paid to the Sponsor, which amounted to $30,000 and $0 for the three months ended June 30, 2025 and 2024, respectively, and approximately $58,000 and $0 for the six months ended June 30, 2025 and 2024, respectively. Refer to the Company’s unaudited condensed statements of operations for additional information.

As of June 30, 2025 and December 31, 2024, the Company had total assets of approximately $203,668,000 and $218,000, respectively. See the Company’s condensed balance sheets for additional information.

Note 9 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited condensed financial statements were issued and determined that, except as described below, there have been no events that have occurred that would require adjustments to the disclosures in the unaudited condensed financial statements.

On July 16, 2025, the Company entered into a business combination agreement (the “Business Combination Agreement”), with BSTR Holdings, Inc., a Delaware corporation (“Pubco”), BSTR Intermediate, a Cayman Islands exempted company (“CEPO Merger Sub”), BSTR Holdings (Cayman), a Cayman Islands exempted company (the “Seller”), BSTR Newco, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Seller (“Newco”), PEMS Sub A, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“CEPO Subsidiary A”), PEMS Sub B, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary A (“CEPO Subsidiary B”) and PEMS Merger Sub C, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary B (“Newco Merger Sub”).

Pursuant to the Business Combination Agreement, and subject to the terms and conditions set forth therein, upon the consummation of the transactions contemplated thereby, (a) the Company will merge with and into CEPO Merger Sub, with CEPO Merger Sub continuing as the surviving entity (the “CEPO Merger”), and with the Company’s shareholders (i) holding Class B ordinary shares, receiving one Class A ordinary share for each Class B ordinary share held by such shareholder immediately prior to the CEPO Merger, and (ii) receiving one share of Class A common stock, par

CANTOR EQUITY PARTNERS I, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 9 — Subsequent Events (cont.)

value $0.01 per share, of Pubco (“Pubco Class A Stock”) for each Class A ordinary share held by such shareholder at the time of the CEPO Merger, and (b) at least two hours after the CEPO Merger, Newco Merger Sub will merge with and into Newco, with Newco continuing as the surviving company (the “Newco Merger”, and together with the CEPO Merger, the “Mergers”), and with (i) the Seller receiving shares of Pubco Class A Stock and Class B common stock, par value $0.01 per share, of Pubco in exchange for its membership interests in Newco (the “Newco Interests”), and (ii) the Newco Equity PIPE Investors (as defined below) converting their Newco Interests into non-voting units of Newco (the “Newco Exchange Interests”), which Newco Exchange Interests shall be exchangeable for an equal number of shares of Pubco Class A Stock or at Pubco’s election, the cash equivalent. As a result of the Mergers and the other transactions contemplated by the Business Combination Agreement (the “Transactions”), CEPO Merger Sub will become a wholly owned subsidiary of Pubco, CEPO Subsidiary B will become the managing member of Newco, and Pubco will become a publicly traded company.

Contemporaneously with the execution of the Business Combination Agreement, (a) the Company and Pubco entered into subscription agreements (the “July Convertible Notes Subscription Agreements”) with certain investors (the “July Convertible Note Investors”), pursuant to which the July Convertible Note Investors have agreed to purchase, in a private placement, $500,000,000 aggregate principal amount of 1.00% convertible senior secured notes due five years after the closing date of the Transactions (“Convertible Notes”) to be issued pursuant to and on the terms set forth in an indenture (the “Indenture”), (b) the Company and Pubco entered into a subscription agreement with an investor, pursuant to which such investor has agreed to purchase, in a private placement, shares of Pubco’s 7.00% perpetual convertible preferred stock (the “Preferred Stock”) to be issued by Pubco pursuant to and on the terms set forth in a certificate of designations with an aggregate principal amount of $30,000,000 at $85.00 per share, (c) the Company and Pubco entered into subscription agreements with certain investors (the “CEPO Cash Equity PIPE Investors”), pursuant to which the CEPO Cash Equity PIPE Investors have agreed to purchase, in a private placement immediately prior to the CEPO Merger, 40,000,000 Class A ordinary shares, at a purchase price of $10.00 per share payable in cash, for an aggregate purchase price of $400,000,000, (d) the Company and Pubco entered into subscription agreements with certain investors (the “CEPO Bitcoin Equity PIPE Investors”), pursuant to which the CEPO Bitcoin Equity PIPE Investors have agreed to purchase, in a private placement immediately prior to the CEPO Merger, a certain number of Class A ordinary shares, at $10.00 per share, in exchange for 4,156.11 Bitcoin in the aggregate, with the number of Class A ordinary shares to be issued to each CEPO BTC Equity PIPE Investor being equal to (i) the product of (A) the number of Bitcoin contributed by such CEPO BTC Equity PIPE Investor multiplied by (B) the U.S. dollar price of one Bitcoin as determined by the average of the CME CF Bitcoin Reference Rate — New York Variant for the ten-day period ending on the second day prior to the closing date of the Transactions (the “Closing Bitcoin Price”), and then divided by (ii) $10.00, and (e) the Company, Pubco and Newco entered into subscription agreements with certain investors (the “Newco Equity Investors”), pursuant to which the Newco Equity Investors have agreed to purchase, in a private placement immediately prior to the Newco Merger, a certain number of Newco Interests, at $10.00 per interest, in exchange for 865 Bitcoin in the aggregate, with the number of Newco Interests to be issued to each Newco Equity PIPE Investor being equal to (i) the product of (A) the number of Bitcoin contributed by such Newco Equity PIPE Investor multiplied by (B) the Closing Bitcoin Price, and then divided by (ii) $10.00.

Pubco has also granted the July Convertible Note Investors options to purchase (i) additional Convertible Notes in an aggregate principal amount of up to $125,000,000, exercisable within fifteen days following the date of the July Convertible Notes Subscription Agreements (the “First Convertible Notes Option”), (ii) additional Convertible Notes in an aggregate principal amount of up to $125,000,000, exercisable within thirty days following the date of the July Convertible Notes Subscription Agreements, and (iii) Preferred Stock in an aggregate amount of up to $320,000,000, exercisable within thirty days following the date of the July Convertible Notes Subscription Agreements. As of August 1, 2025, certain July Convertible Notes Investors exercised their pro rata share of the First Convertible Notes Option (including with respect to the unexercised portion of other July Convertible Notes Investors) to purchase additional Convertible Notes in an aggregate principal amount of $34,870,000.

CANTOR EQUITY PARTNERS I, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 9 — Subsequent Events (cont.)

Simultaneously with the execution of the Business Combination Agreement, Pubco, the Company and the Sponsor entered into a Sponsor Support Agreement pursuant to which the Sponsor, among other things, agreed to vote its Class A ordinary shares and Class B ordinary shares in favor of the adoption and approval of the Business Combination Agreement and the transactions contemplated thereby.

Certain of the Company’s existing agreements will be amended or amended and restated in connection with the Transactions.

On August 7, 2025, the Company and Pubco entered into subscription agreements with certain investors (the “August Convertible Note Investors”), pursuant to which the August Convertible Note Investors have agreed to purchase, in a private placement, $30,500,000 aggregate principal amount of Convertible Notes to be issued pursuant to and on the terms set forth in the Indenture.

For more information regarding the Transactions, refer to the Company’s filings with the SEC, including the Current Reports on Form 8-K filed by the Company with the SEC on July 17, 2025, July 22, 2025 and August 7, 2025, and the other filings the Company and Pubco may make from time to time with the SEC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Cantor Equity Partners I, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Cantor Equity Partners I, Inc. (the “Company”) as of December 31, 2024 and 2023, the related statements of operations, changes in shareholder’s equity (deficit) and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2024.

New York, New York

March 28, 2025

PCAOB Number 100

CANTOR EQUITY PARTNERS I, INC.
BALANCE SHEETS

	December 31, 2024	December 31, 2023
Assets:
Deferred offering costs	$217,609	$—
Prepaid expenses	—	2,740
Total Assets	$217,609	$2,740

Liabilities and Shareholder’s Equity (Deficit):
Current Liabilities:
Accrued expenses	$165,031	$—
Note payable – related party	134,240	—
Total Liabilities	299,271	—

Commitments and Contingencies	—	—

Shareholder’s Equity (Deficit):
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding as of both December 31, 2024 and 2023	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; none issued or outstanding as of both December 31, 2024 and 2023	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 5,000,000 shares issued and outstanding as of both December 31, 2024 and 2023	500	500	(1)
Additional paid-in capital	24,500	24,500
Accumulated deficit	(106,662)	(22,260)
Total Shareholder’s Equity (Deficit)	(81,662)	2,740
Total Liabilities, Commitments and Contingencies and Shareholder’s Equity (Deficit)	$217,609	$2,740

____________

(1)      The number of shares and the amount have been retroactively adjusted to reflect the recapitalization of the Company in the form of the cancellation of 9,375,000 Class B ordinary shares on May 21, 2024 (See Note 6).

The accompanying notes are an integral part of these financial statements.

CANTOR EQUITY PARTNERS I, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2024	Year Ended December 31, 2023
General and administrative costs	$84,402	$3,472
Net loss	$(84,402)	$(3,472)

Weighted average shares outstanding, basic and diluted(1)	5,000,000	5,000,000

Basic and diluted net loss per share	$(0.02)	$(0.00)

____________

(1)      This number has been retroactively adjusted to reflect the recapitalization of the Company in the form of the cancellation of 9,375,000 Class B ordinary shares on May 21, 2024 (See Note 6).

The accompanying notes are an integral part of these financial statements.

CANTOR EQUITY PARTNERS I, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (DEFICIT)

For the Years Ended December 31, 2024 and 2023

	Ordinary Shares						Additional Paid-In Capital	Accumulated Deficit	Total Shareholder’s Equity (Deficit)
	Class A		Class B
	Shares	Amount	Shares		Amount
Balance – December 31, 2022	—	$—	5,000,000	(1)	$500	(1)	$24,500	$(18,788)	$6,212
Net loss	—	—	—		—		—	(3,472)	(3,472)
Balance – December 31, 2023	—	$—	5,000,000	(1)	$500	(1)	$24,500	$(22,260)	$2,740
Net loss	—	—	—		—		—	(84,402)	(84,402)
Balance – December 31, 2024	—	$—	5,000,000		$500		$24,500	$(106,662)	$(81,662)

____________

(1)      The number of shares and the amount have been retroactively adjusted to reflect the recapitalization of the Company in the form of the cancellation of 9,375,000 Class B ordinary shares on May 21, 2024 (See Note 6).

The accompanying notes are an integral part of these financial statements.

CANTOR EQUITY PARTNERS I, INC.
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Cash flows from operating activities:
Net loss	$(84,402)	$(3,472)
Changes in operating assets and liabilities:
Deferred offering costs	(217,609)	—
Prepaid expenses	2,740	3,472
Accrued expenses	165,031	—
Net cash used in operating activities	(134,240)	—

Cash flows from financing activities:
Proceeds from Note payable – related party	134,240	—
Net cash provided by financing activities	134,240	—

Net change in cash	—	—
Cash – beginning of the period	—	—
Cash – end of the period	$—	$—

Supplemental disclosure of non-cash activities:
Deferred offering costs included in Accrued expenses	$151,489	$—

The accompanying notes are an integral part of these financial statements.

CANTOR EQUITY PARTNERS I, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation

Cantor Equity Partners I, Inc. (the “Company”) was incorporated on November 11, 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

Although the Company is not limited in its search for target businesses to a particular industry or sector for the purpose of consummating the Business Combination, the Company intends to focus its search on companies operating in the financial services, healthcare, real estate services, technology and software industries. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2024, the Company had not commenced operations. All activity through December 31, 2024 relates to the Company’s formation and the preparation for the initial public offering (the “Initial Public Offering”) described below. The Company will not generate any operating revenues until after the completion of the Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and investments in U.S. government debt securities or a money market fund from the net proceeds derived from the Initial Public Offering and the Private Placement (as defined below).

The Company’s sponsor is Cantor EP Holdings I, LLC (the “Sponsor”). The registration statement for the Initial Public Offering was declared effective on December 20, 2024. On January 8, 2025, the Company consummated the Initial Public Offering of 20,000,000 Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares” and such Class A ordinary shares issued in the Initial Public Offering, the “Public Shares”) at a purchase price of $10.00 per Public Share, generating gross proceeds of $200,000,000, as described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 500,000 Class A ordinary shares (the “Private Placement Shares”) to the Sponsor at a price of $10.00 per Private Placement Share in a private placement (the “Private Placement”), generating gross proceeds of $5,000,000, as described in Note 4.

The net proceeds of the Private Placement were deposited into the Trust Account (as defined below) and will be used to fund the redemption of the Public Shares subject to the requirements of applicable law (see Note 4).

Offering costs amounted to approximately $4,500,000, consisting of $4,100,000 of underwriting fees and approximately $400,000 of other costs.

Following the closing of the Initial Public Offering and the Private Placement on January 8, 2025, an amount of $200,000,000 ($10.00 per Public Share) from the net proceeds of the sale of the Public Shares and the Private Placement Shares (see Note 4) was placed in a trust account (the “Trust Account”) located in the United States with Continental Stock Transfer & Trust Company (“Continental”) acting as trustee. The funds in the Trust Account were initially held in an account at J.P. Morgan Chase Bank, N.A. and on January 9, 2025, were transferred to an account at CF Secured, LLC (“CF Secured”), an affiliate of the Sponsor. The Trust Account may be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, or held as cash or cash items (including in demand deposit accounts) at a bank, as determined by the Company, until the earlier of: (i) the completion of the Business Combination or (ii) the distribution of the Trust Account, as described below.

Business Combination — The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the Private Placement, although substantially all of the net proceeds are intended to be applied generally toward consummating the Business Combination. There is no assurance that the Company will be able to complete the Business Combination successfully. The Company must complete one or more Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding taxes payable on income earned on the Trust Account) at the time of the agreement to

CANTOR EQUITY PARTNERS I, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation (cont.)

enter into the Business Combination. However, the Company will only complete the Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders of the Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of the Business Combination either (i) in connection with a shareholders meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of the Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (which was initially $10.15 per Public Share, inclusive of $0.15 per redeemed share to be funded pursuant to the Sponsor Note (as defined below) in the applicable Redemption Event (as defined below)). The Public Shares are recorded at a redemption value and classified as temporary equity in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”). In such case, the Company will proceed with the Business Combination if a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its amended and restated memorandum and articles of association (as may be amended, the “Amended and Restated Memorandum and Articles”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing the Business Combination. If, however, shareholder approval of the Business Combination is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the Business Combination, or if they vote at all. If the Company seeks shareholder approval in connection with the Business Combination, the Sponsor and the Company’s directors and officers have agreed to vote their Founder Shares (as defined in Note 4), their Private Placement Shares and any Public Shares purchased during or after the Initial Public Offering in favor of the Business Combination (except that any Public Shares such parties may purchase in compliance with the requirements of Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), would not be voted in favor of approving the Business Combination). In addition, the Sponsor and the Company’s directors and officers have agreed to waive their redemption rights with respect to their Founder Shares, Private Placement Shares and any Public Shares held by them in connection with the completion of the Business Combination.

Notwithstanding the foregoing, the Amended and Restated Memorandum and Articles provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor and the Company’s officers and directors have agreed not to propose an amendment to the Amended and Restated Memorandum and Articles (i) that would affect the substance or timing of the Company’s obligation to allow redemption in connection with the Business Combination or to redeem 100% of the Public Shares if the Company does not complete the Business Combination or (ii) with respect to any other provision relating to shareholders’ rights or pre-business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

Failure to Consummate the Business Combination — The Company has until January 8, 2027, or until such earlier liquidation date as the Company’s board of directors may approve or such later date as the Company’s shareholders may approve pursuant to the Amended and Restated Memorandum and Articles (the “Combination Period”), to consummate the Business Combination. If the Company is unable to complete the Business Combination by the end of the Combination Period, the Company will (i) cease all operations except for the purpose of winding up,

CANTOR EQUITY PARTNERS I, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation (cont.)

(ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes, divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor and the Company’s directors and officers have agreed to waive their liquidation rights from the Trust Account with respect to the Founder Shares and the Private Placement Shares held by them if the Company fails to complete the Business Combination within the Combination Period. However, if the Sponsor or any of the Company’s directors and officers acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete the Business Combination within the Combination Period. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than $10.15 (inclusive of $0.15 per redeemed share to be funded pursuant to the Sponsor Note) per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account below $10.15 per share. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered public accounting firm and the underwriters of the Initial Public Offering), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity and Capital Resources

As of December 31, 2024 and 2023, the Company had a working capital deficit of approximately $299,000 and $0, respectively.

The Company’s liquidity needs through December 31, 2024 have been satisfied through a contribution of $25,000 from the Sponsor in exchange for the issuance of the Founder Shares and a loan of up to $300,000 from the Sponsor pursuant to the Pre-IPO Note (see Note 4), of which approximately $134,000 and $0 had been drawn as of December 31, 2024 and 2023, respectively. The Company fully repaid the Pre-IPO Note upon completion of the Initial Public Offering. The Company’s liquidity needs after the Initial Public Offering would be satisfied through the proceeds from the sale of the Private Placement Shares not held in the Trust Account and the Sponsor Loan (as defined below). In addition, in order to finance transaction costs in connection with the Business Combination, the Sponsor agreed to loan the Company up to $1,750,000 to fund the Company’s expenses relating to investigating and selecting a target business and other working capital requirements after the Initial Public Offering and prior to the Business Combination (the “Sponsor Loan”), of which no amount was drawn by the Company as of both December 31, 2024 and 2023. If the Sponsor Loan is insufficient, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company with Working Capital Loans (as defined in Note 4). As of both December 31, 2024 and 2023, the Company did not have any borrowings under the Working Capital Loans.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity from the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors, to meet its needs through the earlier of the consummation of the Business Combination or one year from this filing.

CANTOR EQUITY PARTNERS I, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation (cont.)

Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective target businesses, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for financial information and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Note 2 — Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Such estimates may be subject to change as more current information becomes available and, accordingly, the actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10-S99, SEC Staff Accounting Bulletin Topic 5.A, Expenses of Offering. The Company has incurred deferred offering costs in connection with the Initial Public Offering and recognized approximately $218,000 in deferred offering costs as of December 31, 2024. Deferred offerings costs

CANTOR EQUITY PARTNERS I, INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

incurred through the December 31, 2024 balance sheet date consisted of legal fees and other costs that are directly related to the Initial Public Offering. No deferred offering costs were incurred and recognized by the Company as of December 31, 2023.

Net Loss Per Ordinary Share

The Company complies with the accounting and disclosure requirements of ASC 260, Earnings Per Share. Net loss per ordinary share is computed by dividing net loss applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the applicable periods. As of both December 31, 2024 and 2023, the Company did not have dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per ordinary share is the same as basic loss per ordinary share for the periods presented.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, Fair Value Measurement, approximates the carrying amounts presented in the accompanying balance sheets, primarily due to their short-term nature.

Income Taxes

Income taxes are accounted for using the asset and liability method as prescribed under ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to basis differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

ASC 740 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Company provides for uncertain tax positions, based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Management is required to determine whether a tax position is more likely than not to be sustained upon examination by tax authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Because significant assumptions are used in determining whether a tax benefit is more likely than not to be sustained upon examination by tax authorities, actual results may differ from management’s estimates under different assumptions or conditions. The Company recognizes interest and penalties related to unrecognized tax benefits as provision for income taxes on the statements of operations.

No amounts were accrued for the payment of interest and penalties as of both December 31, 2024 and 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. As of both December 31, 2024 and 2023, the Company has not recorded any amounts related to uncertain tax positions.

The Company is considered an exempted Cayman Islands company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company recorded no income tax provision for the periods presented.

Segment Reporting

The Company has one reportable segment. See Note 7 — Segment Information for additional information.

Recently Adopted Accounting Pronouncement

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The guidance was issued in response to requests from investors for companies to disclose more information about their financial performance at the segment level. The ASU

CANTOR EQUITY PARTNERS I, INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

does not change how a public entity identifies its operating segments, aggregates them or applies the quantitative thresholds to determine its reportable segments. The standard requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis, and to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that were previously required annually. Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures previously required under ASC 280. The Company adopted the standard on the required effective date for the financial statements issued for the annual reporting periods beginning on January 1, 2024 and will apply the guidance for the interim periods beginning on January 1, 2025. The adoption of the new guidance did not have an impact on the Company’s financial statements.

New Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The standard improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The new guidance will become effective for the Company’s financial statements issued for annual reporting periods beginning on January 1, 2025, will require prospective presentation with an option to apply it retrospectively for each period presented, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Company’s financial statements.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements — Amendments to Remove References to the Concepts Statements. The Conceptual Framework establishes concepts that the FASB considers in developing standards. The ASU was issued to remove references to the Conceptual Framework in the Codification. The FASB noted that references to the Concepts Statements in the Codification could have implied that the Concepts Statements are authoritative. Also, some of the references removed were to Concepts Statements that are superseded. The new guidance became effective for the Company beginning on January 1, 2025 and will be applied prospectively to all new transactions recognized on or after the adoption date. The adoption of the new guidance is not expected to have a material impact on the Company’s financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The standard improves financial reporting and responds to investor input that additional expense detail is fundamental to understanding the performance of an entity, assessing its prospects for future cash flows, and comparing its performance over time and with that of other entities. The new guidance requires public business entities to disclose in the notes to financial statements specified information about certain costs and expenses at each interim and annual reporting period. Specified expenses, gains or losses that are already disclosed under existing U.S. GAAP will be required by the ASU to be included in the disaggregated income statement expense line item disclosures, and any remaining amounts will need to be described qualitatively. The new guidance will become effective for the Company’s financial statements issued for annual reporting periods beginning on January 1, 2027 and interim reporting periods beginning on January 1, 2028, will require either prospective or retrospective presentation, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Company’s financial statements.

SEC Rule on Climate-Related Disclosures

In 2024, the SEC adopted final rules relating to The Enhancement and Standardization of Climate-Related Disclosures for Investors, that would require registrants to provide climate-related disclosures in a note to their audited financial statements. The disclosures under the final rules would include certain effects of severe weather events and other natural conditions, including the aggregate amounts and where in the financial statements they are presented. If carbon offsets or renewable energy credits or certificates (“RECs”) are deemed a material component of the registrant’s plans to achieve its disclosed climate-related targets, registrants would be required to disclose information about the offsets and RECs. Registrants would also be required to disclose whether and how (1) exposures to risks and uncertainties

CANTOR EQUITY PARTNERS I, INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

associated with, or known impacts from, severe weather events and other natural conditions and (2) any disclosed climate-related targets or transition plans materially impacted the estimates and assumptions used in preparing the financial statements. Finally, registrants would be required to disclose additional contextual information about the above disclosures, including how each financial statement effect was derived and the accounting policy decisions made to calculate the effects, for the most recently completed fiscal year and, if previously disclosed or required to be disclosed, for the historical fiscal year for which audited consolidated financial statements are included in the filing. Subsequent to the issuance of the final rules, the SEC has released an order staying the final rules pending judicial review of all of the petitions challenging the rules. Absent the stay, the rules would have been effective for the Company upon its registration under the Exchange Act on January 6, 2025 and phased in starting in 2027. Management is currently monitoring the developments pertaining to the final rules and any resulting potential impacts on the Company’s financial statements.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

Pursuant to the Initial Public Offering, the Company sold 20,000,000 Class A ordinary shares at a price of $10.00 per share.

Note 4 — Related Party Transactions

Founder Shares

In November 2020, the Sponsor purchased 14,375,000 Class B ordinary shares (the “Founder Shares”) for a purchase price of $25,000. On May 21, 2024, the Sponsor surrendered, for no consideration, 9,375,000 Class B ordinary shares, which the Company cancelled, resulting in a decrease in the total number of Class B ordinary shares outstanding from 14,375,000 shares to 5,000,000 shares. The Class B ordinary shares will automatically convert into nonredeemable Class A ordinary shares in connection with the consummation of the Business Combination and are subject to certain transfer restrictions, as described in Note 6.

The Sponsor and the Company’s directors and officers have agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20-trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Private Placement Shares

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased 500,000 Private Placement Shares at a price of $10.00 per Private Placement Share ($5,000,000 in the aggregate) in the Private Placement. The net proceeds from the Private Placement have been added to the net proceeds from the Initial Public Offering held in the Trust Account. The Sponsor has entered into a letter agreement with the Company pursuant to which it has agreed to waive its redemption rights with respect to the Private Placement Shares in connection with the completion of the Business Combination or otherwise. The Sponsor and the Company’s officers and directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Shares until 30 days after the completion of the Business Combination.

CANTOR EQUITY PARTNERS I, INC.
NOTES TO FINANCIAL STATEMENTS

Note 4 — Related Party Transactions (cont.)

Underwriter

Cantor Fitzgerald & Co. (“CF&Co.”), the lead underwriter of the Initial Public Offering, is an affiliate of the Sponsor (see Note 5).

Business Combination Marketing Agreement

The Company has engaged CF&Co. as an advisor in connection with the Business Combination to assist the Company in holding meetings with its shareholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities, and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay CF&Co. a cash fee of $7,000,000 for such services upon the consummation of the Business Combination.

Related Party Loans

On May 21, 2024, the Sponsor agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the Initial Public Offering pursuant to a promissory note (the “Pre-IPO Note”). As of December 31, 2024 and 2023, the Company had approximately $134,000 and $0, respectively, outstanding under the Pre-IPO Note. The Pre-IPO Note was non-interest bearing and was repaid in full upon completion of the Initial Public Offering.

In order to finance transaction costs in connection with the Business Combination, the Sponsor has committed up to $1,750,000 in the Sponsor Loan to be provided to the Company to fund the Company’s expenses relating to investigating and selecting a target business and other working capital requirements, including $10,000 per month for office space, administrative and shared personnel support services that will be paid to the Sponsor. The Sponsor Loan does not bear interest and will be convertible at the Sponsor’s option into Class A ordinary shares at a conversion price of $10.00 per share no earlier than 60 days after the date of the Initial Public Offering. Otherwise, the Sponsor Loan would be repaid only out of funds held outside the Trust Account. As of both December 31, 2024 and 2023, the Company had no borrowings under the Sponsor Loan.

If the Sponsor Loan is insufficient to cover the working capital requirements of the Company, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). The Working Capital Loans will be convertible at the Sponsor’s option into Class A ordinary shares at a conversion price of $10.00 per share no earlier than 60 days after the Initial Public Offering. Otherwise, if the Company completes the Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that the Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of both December 31, 2024 and 2023, the Company had no borrowings under the Working Capital Loans.

In addition, the Sponsor has agreed to lend the Company up to $3,000,000 pursuant to a promissory note (the “Sponsor Note”) in connection with the consummation of the Business Combination, an extension of time for the Company to consummate the Business Combination or the Company’s liquidation (each, a “Redemption Event”), such that an amount equal to $0.15 per Public Share being redeemed in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed shares on such Redemption Event. The Sponsor Note does not bear interest and will be convertible at the Sponsor’s option into Class A ordinary shares at a conversion price of $10.00 per share no earlier than 60 days after the date of the Initial Public Offering. Otherwise, the Sponsor Note will be repaid by the Company at the closing of the Business Combination. If the Company is unable to consummate the Business Combination, the Sponsor Note would be repaid only out of funds held outside of the Trust Account. The Sponsor has waived any claims against the Trust Account in connection with the Sponsor Note.

CANTOR EQUITY PARTNERS I, INC.
NOTES TO FINANCIAL STATEMENTS

Note 4 — Related Party Transactions (cont.)

Administrative Support Agreement

The Company has agreed to pay $10,000 a month to the Sponsor for office space, administrative and shared personnel support services. Services commenced on January 7, 2025, the date the Class A ordinary shares were first listed on the Nasdaq Stock Market, and will terminate upon the earlier of the consummation by the Company of the Business Combination or the liquidation of the Company.

Independent Directors Compensation

Commencing on January 6, 2025, the Company compensates its independent directors through cash payments for their services on the Company’s board of directors.

Note 5 — Commitments and Contingencies

Registration Rights

Pursuant to a registration rights agreement entered into on January 6, 2025, the holders of Founder Shares (only after conversion of such shares to Class A ordinary shares), the Private Placement Shares and any Class A ordinary shares issued upon conversion of up to $1,750,000 pursuant to the Sponsor Loan, any borrowings under the Working Capital Loans, up to $3,000,000 pursuant to the Sponsor Note and any additional loans are entitled to registration rights. These holders are entitled to certain demand and “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

CF&Co. was paid a cash underwriting discount of $4,000,000 in connection with the Initial Public Offering. The Company also engaged a qualified independent underwriter to participate in the preparation of the registration statement and exercise the usual standards of “due diligence” in respect thereto. The Company paid the independent underwriter a fee of $100,000 upon the completion of the Initial Public Offering in consideration for its services and expenses as the qualified independent underwriter. The qualified independent underwriter received no other compensation.

Business Combination Marketing Agreement

The Company has engaged CF&Co. as an advisor in connection with the Business Combination (see Note 4).

Risks and Uncertainties

Management continues to evaluate the impact of the military conflicts in Ukraine and the Middle East on the financial markets and on the industry, and has concluded that while it is reasonably possible that the conflicts could have an effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 6 — Shareholder’s Equity (Deficit)

Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of both December 31, 2024 and 2023, there were no Class A ordinary shares issued and outstanding.

Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of Class B ordinary shares are entitled to one vote for each share. In November 2020, the Company issued 14,375,000 Class B ordinary shares to the Sponsor. On May 21, 2024, the Sponsor surrendered, for no consideration, 9,375,000 Class B ordinary shares, which the Company cancelled, resulting in a decrease in the total

CANTOR EQUITY PARTNERS I, INC.
NOTES TO FINANCIAL STATEMENTS

Note 6 — Shareholder’s Equity (Deficit) (cont.)

number of Class B ordinary shares outstanding from 14,375,000 shares to 5,000,000 shares. As a result, 5,000,000 Class B ordinary shares were issued and outstanding as of December 31, 2024. Information contained in the financial statements has been retroactively adjusted for this surrender and cancellation. Class B ordinary shares were the only shares issued and outstanding as of both December 31, 2024 and 2023.

Prior to the consummation of the Business Combination, only holders of Class B ordinary shares will have the right to vote on the appointment and removal of directors and be entitled to vote on continuing the Company in a jurisdiction outside the Cayman Islands (including any special resolution required to adopt new constitutional documents as a result of the Company approving a transfer by way of continuation to a jurisdiction outside the Cayman Islands). Other than as described above, holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of shareholders except as required by law.

The Class B ordinary shares will automatically convert into nonredeemable Class A ordinary shares in connection with the consummation of the Business Combination or at any time and from time to time at the option of the holder thereof, on a one-for-one basis, subject to adjustment. Class A ordinary shares issued in connection with the conversion of Class B ordinary shares issued prior to the consummation of the Business Combination are subject to the same restrictions as applied to Class B ordinary shares prior to such conversion, including, among other things, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of a Business Combination.

In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to the closing of the Business Combination, the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all ordinary shares issued and outstanding upon the completion of the Initial Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination).

Preference Shares — The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of both December 31, 2024 and 2023, there were no preference shares issued or outstanding.

Note 7 — Segment Information

The Company has not yet commenced operations, thus all activity for the years ended December 31, 2024 and 2023 relates to the Company’s formation and preparation for the Initial Public Offering. The Company has identified its Chairman and Chief Executive Officer as the chief operating decision maker (“CODM”). The Company consists of one reportable segment, because the resource allocation and assessment of performance of the entity’s business activities by the CODM are performed using the entity-wide operating results. The net loss is the measure of segment profit (loss) most consistent with U.S. GAAP that is regularly reviewed by the CODM to allocate resources and assess financial performance.

The Company does not have operating income and therefore, it does not have any operating revenues. The Company will not generate any operating revenues until after the completion of the Business Combination, at the earliest. The Company’s significant expenses were general and administrative expenses, which were approximately $84,000 and $3,000 for the years ended December 31, 2024 and 2023, respectively. Refer to the Company’s statements of operations for additional information.

As of December 31, 2024 and 2023, the Company had total assets of approximately $218,000 and $3,000, respectively. See the Company’s balance sheets for additional information.

CANTOR EQUITY PARTNERS I, INC.
NOTES TO FINANCIAL STATEMENTS

Note 8 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued and determined that, except as set forth below, there have been no events that have occurred that would require adjustments to the disclosures in the financial statements.

On January 8, 2025, the Company consummated the Initial Public Offering of 20,000,000 Class A ordinary shares, at a purchase price of $10.00 per share, generating gross proceeds of $200,000,000.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 500,000 Private Placement Shares to the Sponsor at a price of $10.00 per share in the Private Placement, generating gross proceeds of $5,000,000.

Following the closing of the Initial Public Offering and the Private Placement on January 8, 2025, an amount of $200,000,000 from the net proceeds of the Initial Public Offering and the Private Placement was placed in the Trust Account.

On January 9, 2025, the Company transferred the $200,000,000 of net proceeds derived from the Initial Public Offering and the Private Placement to its trust account held at CF Secured, an affiliate of the Sponsor, with Continental acting as trustee. The $200,000,000 was invested in a money market fund that holds U.S. government debt securities.

Report of Independent Registered Public Accounting Firm

To the Member of
BSTR Newco, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet of BSTR Newco, LLC (the “Company”) as of July 31, 2025, the related statements of operations, changes in member’s equity and cash flows for the period from July 14, 2025 (inception) through July 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audit, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2025, and the results of its operations and its cash flows for the period from July 14, 2025 (inception) through July 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company will need to raise additional funds to meet its obligations and sustain its operations. The Company entered into a business combination agreement and related financing agreements with certain persons on July 16, 2025; however, the completion of the business combination and related transactions is subject to the approval of the shareholders of Cantor Equity Partners I, Inc., among other conditions, and receiving funds and assets under the related financing agreements is contingent upon completion of the business combination. There is no assurance that the necessary shareholder approvals will be obtained, the required closing conditions will be satisfied or waived, the Company will raise the additional capital it needs to fund its operations, and the proposed transactions will be completed. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ CBIZ CPAs P.C.

CBIZ CPAs P.C.

We have served as the Company’s auditor since 2025.

New York, NY
October 20, 2025

BSTR NEWCO, LLC
BALANCE SHEET
AS OF JULY 31, 2025

ASSETS
Current assets
Deferred transaction costs	$311,599
Subscribed interests asset, at fair value	1,139,309
Total current assets	1,450,908
TOTAL ASSETS	$1,450,908

LIABILITIES AND MEMBER’S EQUITY
Accounts payable and accrued expenses	$6,250
Due to related party	311,599
Total current liabilities	317,849
TOTAL LIABILITIES	317,849

COMMITMENTS AND CONTINGENCIES (NOTE 5)

MEMBER’S EQUITY
Class A common membership interests, 1 unit issued and outstanding as of July 31, 2025	—
Class B common membership interests, no units issued or outstanding as of July 31, 2025	—
Retained earnings	1,133,059
Total member’s equity	1,133,059
TOTAL LIABILITIES AND MEMBER’S EQUITY	$1,450,908

The accompanying notes are an integral part of these financial statements.

BSTR NEWCO, LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

Operating expenses
General and administrative	$6,250
Loss from operations	(6,250)

Other income:
Initial fair value of subscribed interests asset	1,049,993
Change in fair value of subscribed interests asset	89,316
Total other income	1,139,309
Net income	$1,133,059

Weighted average number of Class A Common membership interests, basic and diluted	1
Basic and diluted net income per unit of Class A Common membership interests	$1,133,059

Weighted average number of Class B Common membership interests, basic and diluted	—
Basic and diluted net income per unit of Class B Common membership interests	$—

The accompanying notes are an integral part of these financial statements.

BSTR NEWCO, LLC
STATEMENT OF CHANGES IN MEMBER’S EQUITY
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

	Class A Common Membership interests		Class B Common Membership interests		Retained Earnings	Total Member’s Equity
	Units	Amount	Units	Amount
Balance, July 14, 2025 (inception)	—	$—	—	$—	$—	$—
Issuance of Class A Common membership interests	1	—	—	—	—	—
Net income	—	—	—	—	1,133,059	1,133,059
Balance, July 31, 2025	1	$—	—	$—	$1,133,059	$1,133,059

The accompanying notes are an integral part of these financial statements.

BSTR NEWCO, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,133,059
Adjustments to reconcile net income to net cash used in operations:
Initial fair value of subscribed interests asset	(1,049,993)
Change in fair value of subscribed interests asset	(89,316)
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	6,250
CASH USED IN OPERATING ACTIVITIES	—

NET CHANGE IN CASH	—
Cash, beginning of period	—
Cash, end of period	$—

Supplemental disclosure of cash flow information:
Cash paid for interest	$—
Cash paid for income taxes	$—

Non-cash investing and financing activities
Deferred transaction costs paid by related party	$311,599

The accompanying notes are an integral part of these financial statements.

BSTR NEWCO, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

Note 1. Organization

Description of Business

BSTR Newco, LLC (the “Company” or “Newco”) was formed in Delaware on July 14, 2025 by BSTR Holdings (Cayman). The Company will be focused exclusively on Bitcoin-related business lines. The Company has no principal operations or revenue producing activities.

Note 2. Liquidity and Capital Resources

For the period from July 14, 2025 (inception) through July 31, 2025, the Company has not generated revenue and reported a net income of $1,133,059. As of July 31, 2025, the Company had aggregate cash of $-0- and a net working capital of $1,133,059.

The Company assesses its liquidity in terms of its ability to generate adequate amounts of cash to meet current and future needs. Its expected primary uses of cash on a short- and long-term basis are for working capital requirements, business acquisitions, and other liquidity needs. The Company’s management expects that future operating losses and negative operating cash flows may increase from historical levels because of additional costs and expenses related to the business operations and the development of market and strategic relationships with other businesses.

The Company’s future capital requirements will depend on many factors, including the timing of the consummation of the Business Combination Agreement, as defined in Note 5. In order to finance these opportunities, the Company will need to raise additional financing. While there can be no assurances, the Company intends to raise such capital through issuances of additional common units. If additional financing is required from outside sources, the Company may not be able to raise such capital on terms acceptable to the Company or at all. If the Company is unable to raise additional capital when desired, the Company’s business, results of operations, and financial condition would be materially and adversely affected.

In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Codification (“ASC”) 205-40, “Presentation of Financial Statements — Going Concern,” management has evaluated whether conditions and events, considered in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued. Based on this assessment, management has determined that the Company’s current liquidity condition, increased expenses since inception, and lack of committed financing raise substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date of these financial statements.

The Company entered into the Business Combination Agreement on July 16, 2025; however, the consummation of the transactions contemplated thereby is subject to the approval of CEPO’s shareholders among other closing conditions that are not within the parties’ control. There is no assurance that the such closing conditions will be satisfied or waived or that the transactions contemplated by the Business Combination Agreement will be consummated.

Management’s plans to alleviate this substantial doubt primarily consist of seeking additional capital through the issuance of equity securities and/or other financing arrangements and completing the Business Combination Agreement described in Note 5. The outcome of these plans is inherently uncertain, and management cannot provide assurance that such plans will be effectively implemented or that any such financing or transaction will be available on acceptable terms, if at all. Accordingly, management has concluded that substantial doubt about the Company’s ability to continue as a going concern is not alleviated.

Note 3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars which is also the Company’s functional currency and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the accounting rules and regulations of the SEC. References to GAAP issued by the FASB in these accompanying notes to the financial statements are to the FASB ASC. The financial statements have been prepared assuming the Company will continue as a going concern.

The Company’s fiscal year end is December 31.

BSTR NEWCO, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

Note 3. Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate is the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Segment Information

ASC 280, “Segment Reporting” (“ASC 280”), defines operating segments as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company operates as a single operating segment. The Company’s CODM is the President, who has ultimate responsibility for the operating performance of the Company and the allocation of resources. The CODM uses net income as the primary measure to manage the business and does not segment the business for internal reporting or decision making.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution. Cash accounts in a financial institution may at times exceed the Federal Depository Insurance Corporation limit. There was no cash at July 31, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company did not have any cash or cash equivalents as of July 31, 2025.

Net Income Per Unit

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income per common unit is computed by dividing net income by the weighted average number of common units outstanding for the period. Diluted net income per unit is computed by giving effect to all potential units of common, including preferred unit, to the extent dilutive.

The computation of basic and dilutive net income per common unit for the period from July 14, 2025 (inception) through July 31, 2025 are as follows:

	For the period from July 14, 2025 (inception) through July 31, 2025
	Class A common membership interests	Class B common membership interests
Numerator:
Net income	$1,133,059	$—

Denominator:
Weighted-average common unit outstanding – basic and diluted	1	—
Earnings per common unit – basic and diluted
Net income	$1,133,059	$—

BSTR NEWCO, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

Note 3. Summary of Significant Accounting Policies (cont.)

Subscribed Interests Asset/Liability

The Company records a subscribed interests assets for instruments classified as assets under ASC 480, Distinguishing Liabilities from Equity. The Contribution is not mandatorily redeemable, does not obligate the Company to repurchase its own Newco Class A Interests or Newco Class B Interests, but does however require or permit settlement in a variable number of Newco Class A Interests and Newco Class B Interests based on an index-linked monetary amount. As a result, the Contribution is within the scope of ASC 480-10 for liability classification. The subscribed interests asset is initially recognized at fair value on the commitment date. The Company estimates fair value using a present value technique under ASC 820, Fair Value Measurement, as described in Note 5 and 8. The Company records changes in fair value in earnings at each reporting period.

Deferred Transaction Costs

The Company capitalizes transaction costs, which primarily consist of direct, incremental legal, professional, accounting and other third-party fees relating to the Company’s closing of the Transactions. The deferred costs will be offset against proceeds upon the consummation of an offering resulting from the closing of the Transactions. Should the planned Transactions prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. See Note 5 and 6 for additional information.

Income taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and the measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

As of July 31, 2025, the Company is recognized as a single member LLC for tax purposes and does not expect to file its own return for the year ended December 31, 2025.

Recent accounting pronouncements

Recent Accounting Pronouncements, not yet adopted:

ASU 2024-03, “Disaggregation of Income Statement Expenses (“DISE”)” (“ASU 2024-03”) requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosure about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information related to income taxes paid to enhance the transparency and decision usefulness of income tax disclosures. This ASU will be effective for the annual period ending December 31, 2025. The Company is currently evaluating the timing and impacts of adoption of this ASU.

BSTR NEWCO, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

Note 4. Member’s Equity

Class A common membership interest — The Company is authorized to issue Class A common membership interest. As of July 31, 2025, there was 1 unit issued and outstanding. Each unit entitles the holder to one vote.

Class B common membership interest — The Company is authorized to issue Class B common membership interest. As of July 31, 2025, there were no units issued and outstanding. Each unit entitles the holder to one vote.

Note 5. Commitments and Contingencies

Business Combination Agreement

On July 16, 2025, Cantor Equity Partners I, Inc., a Cayman Islands exempted company (“CEPO”), BSTR Holdings, Inc., a Delaware corporation, under common control with the Company, (“Pubco”), BSTR Intermediate, a Cayman Islands exempted company and a wholly owned subsidiary of Pubco (“CEPO Merger Sub”), BSTR Holdings (Cayman), a Cayman Islands limited liability company, the Company’s parent (the “Seller”), Newco, PEMS Sub A, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO (“CEPO Subsidiary A”), PEMS Sub B, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary A (“CEPO Subsidiary B”), and PEMS Merger Sub C, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary B (“Newco Merger Sub” and, together with CEPO Subsidiary A and CEPO Subsidiary B, the “CEPO Subsidiaries”), entered into a business combination agreement (the “Business Combination Agreement”).

Pursuant to the Business Combination Agreement, and subject to the terms and conditions set forth therein, upon the consummation of the transactions contemplated thereby (the “Closing” and the date of the Closing, the “Closing Date”), (i) CEPO will merge with and into CEPO Merger Sub, with CEPO Merger Sub continuing as the surviving entity (the “CEPO Surviving Subsidiary”) and as a result of which (a) immediately prior to the Effective Time, each issued and outstanding Class B ordinary share, par value $0.0001 per share, of CEPO (“CEPO Class B Ordinary Shares”), will automatically convert into one Class A ordinary share, par value $0.0001 per share, of CEPO (the “CEPO Class A Ordinary Shares”), and (b) at the Effective Time, the holders of CEPO Class A Ordinary Shares will receive one share of Pubco Class A common stock, par value $0.01 per share (“Pubco Class A Stock”), for each CEPO Class A Ordinary Share held by such CEPO shareholder (the “CEPO Merger”) and (ii) at least two (2) hours after the CEPO Merger, Newco Merger Sub will merge with and into Newco, with Newco continuing as the surviving company, and as a result of which (a) the Seller will receive shares of Pubco Stock in exchange for its Newco Interests (as defined below) and (b) the Newco Equity Investors (as defined below) will receive non-voting units of Newco (the “Newco Exchange Interests”) in exchange for their Newco Class A Interests (as defined below) (such merger, the “Newco Merger”, the Newco Merger together with the CEPO Merger, the “Mergers” and the Mergers together with the other transactions contemplated by the Business Combination Agreement, the Subscription Agreements (as defined below) and the other ancillary documents thereto, the “Transactions”). As a result of the Mergers, CEPO Surviving Subsidiary will become a wholly owned subsidiary of Pubco, CEPO Subsidiary B will become the managing member of Newco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with applicable law.

As consideration for the Newco Merger, the Seller will be entitled to receive, in exchange for its (i) class A common membership interests of Newco (the “Newco Class A Interests”), and (ii) class B common membership interests of Newco (the “Newco Class B Interests” and together with the Newco Class A Interests, the “Newco Interests”), (1) a number of shares of Pubco Class A Stock equal to: (x) the product of (A) 25,000, multiplied by (B) the U.S. dollar price of one Bitcoin as determined by the average of the CME CF Bitcoin Reference Rate — New York Variant for the ten-day period ending on the second day prior to the Closing Date (the “Closing Bitcoin Price”), divided by (y) $10.00 and (2) a number of shares of Pubco Class B common stock, par value $0.01 per share (“Pubco Class B Stock”) equal to: (i) the product of (A) 25,000, multiplied by (B) the Closing Bitcoin Price, divided by (ii) $10.00.

BSTR NEWCO, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

Note 5. Commitments and Contingencies (cont.)

As consideration for the Newco Merger, the Newco Equity Investors (as defined below) will be entitled to receive from Newco, on a one-for-one basis, the Newco Exchange Interests in exchange for their Newco Class A Interests. The Newco Exchange Interests shall include the right of each Newco Equity PIPE Investor to require Pubco to cause the redemption by Newco of all, or a portion of, its Newco Exchange Interests in exchange for an equal number of shares of Pubco Class A Stock or, at Pubco’s election, the cash equivalent, in each case subject to the terms and conditions of the amended and restated limited liability company agreement of Newco to be entered into at the Closing.

In connection with the Closing, Pubco will issue two (2) classes of shares of Pubco Stock with different voting and economic rights attached to them. The shares of Pubco Class A Stock will have no voting rights other than as required by the General Corporation Law of the State of Delaware. Holders of shares of Pubco Class B Stock will be entitled to one (1) vote per share. Holders of Pubco Class A Stock will be entitled to receive distributions in proportion to the number of shares of Pubco Class A Stock held by them. Holders of Pubco Class B Stock will not have any economic rights. In addition, the shares of Pubco Class A Stock will be admitted and listed for trading on the NASDAQ Stock Market or any other stock market agreed to by CEPO and Pubco and will be freely transferable, subject to, as applicable, the terms of the Lock-Up Agreement (as described below), the letter agreement, dated as of January 6, 2025 (as may be amended from time to time), by and among CEPO, Cantor EP Holdings I, LLC (the “Sponsor”) and the other parties thereto (the “Insider Letter”), and any restrictions pursuant to applicable law. The shares of Pubco Class B Stock will not be admitted and listed for trading on any stock exchange and will not be freely transferable. Immediately following Closing, (i) all shares of Pubco Class A Stock will be held by the Seller, CEPO shareholders, CEPO Equity PIPE Investors (as defined below) and (ii) all shares of Pubco Class B Stock will be held only by the Seller. The shares of Pubco Class B Stock will be cancelled pro rata upon transfer of shares of Pubco Class A Stock by the Seller to any third party (other than its permitted transferees). The shares of Pubco Class A Stock will acquire full voting rights upon cancellation of all shares of Pubco Class B Stock.

Newco Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Newco, Pubco and CEPO entered into subscription agreements (the “Newco Subscription Agreements”) with certain investors (the “Newco Equity Investors”), pursuant to which, Newco agreed to issue, and the Newco Equity Investors agreed to purchase, in a private placement, Newco Class A Interests in exchange for 865 Bitcoin in the aggregate, with the number of Newco Class A Interests to be issued to each Newco Equity Investor being equal to (i) the product of (A) the number of Bitcoin contributed by such Newco Equity Investor multiplied by (B) the Closing Bitcoin Price and then divided by (ii) $10.00, upon the terms and subject to the conditions set forth therein (the “Newco Equity Private Placement”) On August 28, 2025, CEPO, Pubco and Newco entered into a termination agreement with an investor in the Newco Private Placement, which terminated the Newco Subscription Agreement with such investor, pursuant to which such investor had agreed to purchase Newco Class A Interests in exchange for 20 Bitcoin. As a result, the Newco Equity Investors will exchange 845 Bitcoin in the aggregate for Newco Class A Interests.

The closing of the Newco Equity Private Placement is contingent upon the satisfaction of all closing conditions to consummate the Transactions and the Newco Equity Investors’ consent to any amendments, modifications or waivers to the terms of the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits of the Newco Equity Investors, among other customary closing conditions.

Pursuant to the Newco Equity Subscription Agreements, Newco, CEPO and Pubco have agreed to use commercially reasonable efforts to cause the shares of Pubco Class A Stock in exchange for which the Newco Exchange Interests may be redeemed after the consummation of the Transactions to be registered including that, within 30 calendar days after the Closing, Pubco will file with the SEC (at Pubco’s sole cost and expense) a registration statement registering the resale of such shares of Pubco Class A Stock, and Pubco shall use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than 90 calendar days after the Closing, which may be extended an additional 90 calendar days depending on the level of SEC review involved.

Each Newco Equity Subscription Agreement shall terminate and be void and of no further force and effect upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms; (ii) the mutual written agreement of the respective parties to terminate such agreement; or (iii) July 16, 2026. See note 3 for accounting policy and note 8 for fair value measurement.

BSTR NEWCO, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

Note 5. Commitments and Contingencies (cont.)

Contribution Agreement

Concurrently with the execution of the Business Combination Agreement, the Seller and Newco entered into an Asset Purchase and Contribution Agreement (the “Contribution Agreement”), pursuant to which, immediately prior to the Closing, the Seller will contribute (the “Contribution”) to Newco, which consists of 25,000 Bitcoin in exchange for a number of Newco Class A Interests equal to (x) 25,000 multiplied by the Closing Bitcoin Price, divided by (y) $10.00, and (b) a number of Newco Class B Interests equal to (x) 25,000 multiplied by the Closing Bitcoin Price, divided by (y) $10.00.

The Contribution Agreement may be terminated prior to the Closing as follows: (a) by the mutual written consent of the parties thereto and CEPO; or (b) automatically with no further action required by the parties thereto if the Business Combination Agreement is terminated in accordance with its terms.

Private Placement Engagement Letter

On July 17, 2025, CEPO and Pubco have also engaged CF&Co. pursuant to the Private Placement Engagement Letter as the lead placement agent for the Private Placement Investments. Pursuant to the Private Placement Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to up to approximately $54.5 million, which is equal to the sum of (i) 5.0% of the gross proceeds received by Pubco and CEPO pursuant to the CEPO Cash Equity PIPE (assuming that all CEPO Cash Equity PIPE Investors fund their commitments in their CEPO Cash Equity PIPE Subscription Agreements); (ii) 4.5% of the gross proceeds received by Pubco and CEPO pursuant to the Preferred Stock Private Placements and the exercise of the Preferred Stock Option (assuming that the Preferred Stock Investors and the July Convertible Notes Investors who exercised the Preferred Stock Option fund their commitments in their Preferred Stock Subscription Agreements and Convertible Notes Subscription Agreements); and (iii) 4.0% of the gross proceeds received by Pubco and CEPO pursuant to the Convertible Notes Private Placement, excluding the Preferred Stock Option (assuming that the Convertible Notes Investors fund their commitments in their Convertible Notes Subscription Agreements); provided that 1% of each such fee is payable at the sole discretion of Pubco; provided, further, that such fees are reduced with respect to proceeds received from certain investors; and provided further, that the amount of such fee will be reduced by an amount equal to the product of (a) 3.5%, (b) $10.00 and (c) the number of Public Shares redeemed in connection with the Business Combination. No fee is payable to CF&Co. for the proceeds raised pursuant to the CEPO BTC Equity PIPE and the Newco Private Placement. CEPO will also reimburse CF&Co. at Closing, for all reasonable and documented out-of-pocket expenses incurred by CF&Co. in connection with CF&Co. rendering its services under the Private Placement Engagement Letter, the aggregate amount of which will not exceed $40,000. Pursuant to the Private Placement Engagement Letter, CF&Co. also has a right to act, during the period of its engagement and 12 months thereafter, as (i) Pubco’s lead managing underwriter, initial purchaser placement agent and/or arranger for any subsequent financing and (ii) Pubco’s lead financial advisor for any potential acquisition, disposition or other extraordinary corporate transaction involving Pubco or any of its subsidiaries, assets, securities or businesses, in each case, on such other terms and conditions customary for CF&Co. for similar transactions, which terms and conditions will be embodied in one or more separate written agreements, which agreements shall be based on CF&Co.’s customary form for the applicable financing or transaction.

Contingent Transaction Costs and Deferred Closing Payments

In connection with the completion of certain financing and strategic transactions, the Company engaged financial advisors and investment bankers to provide advisory and placement services. Under the terms of these arrangements, a portion of the total transaction fees was contractually deferred and is payable upon the achievement of specified closing milestones or at a future date following the closing of the transaction.

As of July 31, 2025 the Company had approximately $-0- of deferred closing payments due to investment bankers and advisors, expected to be settled within at the close of the business combination These deferred arrangements are non-interest-bearing and are not contingent on post-closing performance.

BSTR NEWCO, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

Note 6. Related Party Transactions

Contingent legal Fees

As of July 31, 2025 there was an indeterminate amount of contingent legal fees due by the Seller upon completion of the Business Combination. In the event that the merger does not close, the Seller will owe a break-up fee equal to 80% of the incurred costs, which would be payable upon date of abandonment. As of July 31, 2025, $311,599 of legal fees have been incurred by the Company which are included in deferred transaction costs and due to related parties on the balance sheet.

Note 7. Segment Information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker (“CODM”) has been identified as the President, who uses net income as the primary measure to manage the business and does not segment the business for internal reporting or decision making. Accordingly, management has determined that there is only one reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income that also is reported on the statements of operations as net income. As the Company is in the start-up phase, the CODM currently reviews general and administrative expenses to manage and forecast cash to ensure enough capital is available to achieve its business plan over the short-term period (i.e. less than a year). The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. General and administrative costs, as reported on the statement of operations, are the significant segment expenses provided to the CODM on a regular basis.

When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net income or loss, which include the following:

For the period from July 14, 2025 (inception) to July 31, 2025
General and administrative	$6,250

Note 8. Fair Value Measurement

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data

BSTR NEWCO, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

Note 8. Fair Value Measurement (cont.)

obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability.

The Company established the initial fair value for the subscribed interests asset on July 16, 2025. The Company used a Monte Carlo Simulation model to value the subscribed interests asset. The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at July 31, 2025, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	As of July 31, 2025
Assets:
Subscribed interests asset	3	1,139,309

The Transactions, as defined in Note 5, were accounted for as assets in accordance with ASC 480 and are presented within subscribed interests assets in the accompanying balance sheets. The Transactions are measured at fair value at inception and on a recurring basis, with changes in fair value presented within the statements of operations.

As of July 31, 2025, the aggregate values of the Transactions were $1,139,309 (See Note 5).

The following table presents the changes in the fair value of subscribed interests asset:

Subscribed interests asset
Fair value as of July 16, 2025	$—
Initial fair value measurement	1,049,993
Change in fair value	89,316
Fair value as of July 31, 2025	$1,139,309

The key inputs into determining the fair value were as follows at July 16, 2025 and July 31, 2025:

Input	As of July 16, 2025	As of July 31, 2025
Strike price	$10.00	$10.00
BTC closing price	$119,257.96	$117,172.56
Term (years)	0.42	0.38
Risk-free rate of interest	4.30%	4.31%
Volatility	47.6%	37.8%
Probability of business combination	50%	50%

BSTR NEWCO, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

Note 9. Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date the financial statements are issued. The Company did not identify any subsequent events, other than the below, that would have required adjustment or disclosure in these unaudited financial statements.

On August 28, 2025, CEPO, Pubco and Newco entered into a termination agreement with an investor in the Newco Private Placement, which terminated the Newco Subscription Agreement with such investor, pursuant to which such investor had agreed to purchase Newco Class A Interests in exchange for 20 Bitcoin. As a result, the Newco Equity Investors will exchange 845 Bitcoin in the aggregate for Newco Class A Interests.

Report of Independent Registered Public Accounting Firm

To the Stockholder of
BSTR Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of BSTR Holdings, Inc. (the “Company”) as of July 31, 2025, the related consolidated statements of operations, changes in stockholder’s deficit and cash flows for the period from July 14, 2025 (inception) through July 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audit, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2025, and the results of its operations and its cash flows for the period from July 14, 2025 (inception) through July 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company will need to raise additional funds to meet its obligations and sustain its operations. The Company entered into a business combination agreement and related financing agreements with certain persons on July 16, 2025; however, the completion of the business combination and related transactions is subject to the approval of the shareholders of Cantor Equity Partners I, Inc., among other conditions, and receiving funds and assets under the related financing agreements is contingent upon completion of the business combination. There is no assurance that the necessary shareholder approvals will be obtained, the required closing conditions will be satisfied or waived, the Company will raise the additional capital it needs to fund its operations, and the proposed transactions will be completed. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ CBIZ CPAs P.C.

CBIZ CPAs P.C.

We have served as the Company’s auditor since 2025.

New York, NY
October 20, 2025

BSTR HOLDINGS, INC.
CONSOLIDATED BALANCE SHEET
AS OF JULY 31, 2025

ASSETS
Current assets
Deferred transaction costs	$2,273,243
Total current assets	2,273,243
TOTAL ASSETS	$2,273,243

LIABILITIES AND STOCKHOLDER’S DEFICIT
Accounts payable and accrued expenses	$6,250
Due to related party	2,273,243
Total current liabilities	2,279,493
TOTAL LIABILITIES	$2,279,493

COMMITMENTS AND CONTINGENCIES (NOTE 5)

STOCKHOLDER’S DEFICIT
Common stock, 0.01 par value; 1,000 shares authorized; 1,000 shares issued and outstanding as of July 31, 2025	10
Subscription receivable	(10)
Additional paid-in capital	—
Accumulated deficit	(6,250)
Total stockholder’s deficit	(6,250)
TOTAL LIABILITIES AND STOCKHOLDER’S DEFICIT	$2,273,243

The accompanying notes are an integral part of these consolidated financial statements.

BSTR HOLDINGS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

Operating expenses
General and administrative	$6,250
Loss from operations	(6,250)
Net loss	$(6,250)
Weighted average number of shares of common stock outstanding, basic and diluted	1,000
Basic and diluted net loss per share of common stock	$(6.25)

The accompanying notes are an integral part of these consolidated financial statements.

BSTR HOLDINGS, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER’S DEFICIT
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

	Common Stock		Subscription Receivable	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder’s Deficit
	Shares	Amount
Balance, July 14, 2025 (inception)	—	$—	$—	$—	$—	$—
Issuance of common stock	1,000	10	(10)	—	—	—
Net loss	—	—	—	—	(6,250)	(6,250)
Balance, July 31, 2025	1,000	$10	$(10)	$—	$(6,250)	$(6,250)

The accompanying notes are an integral part of these consolidated financial statements.

BSTR HOLDINGS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(6,250)
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	6,250
CASH USED IN OPERATING ACTIVITIES	—

NET CHANGE IN CASH	—
Cash, beginning of period	—
Cash, end of period	$—

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$—
Cash paid for interest	$—

Non-cash investing and financing activities
Deferred transaction costs paid by related party	$2,273,243

The accompanying notes are an integral part of these consolidated financial statements.

BSTR HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

Note 1. Organization

Description of Business

BSTR Holdings, Inc., together with its subsidiary (collectively, the “Company” or “PubCo”) was incorporated in Delaware on July 14, 2025. The Company was formed by BSTR Holdings (Cayman) to be the publicly traded company in connection with the Business Combination Agreement, as disclosed in Note 5. The Company has one wholly-owned subsidiary, BSTR Intermediate. The Company and its subsidiary have no principal operations or revenue producing activities.

Note 2. Liquidity and Going Concern

For the period from July 14, 2025 (inception) through July 31, 2025, the Company has not generated revenue and reported a net loss of $6,250. As of July 31, 2025, the Company had aggregate cash of $-0- and a net working capital deficit of $6,250.

The Company assesses its liquidity in terms of its ability to generate adequate amounts of cash to meet current and future needs. Its expected primary uses of cash on a short- and long-term basis are for working capital requirements, business acquisitions, and other liquidity needs. The Company’s management expects that future operating losses and negative operating cash flows may increase from historical levels because of additional costs and expenses related to the business operations and the development of market and strategic relationships with other businesses.

The Company’s future capital requirements will depend on many factors, including the timing of the consummation of the Business Combination Agreement, as defined in Note 5. In order to finance these opportunities, the Company will need to raise additional financing. While there can be no assurances, the Company intends to raise such capital through issuances of additional common stock. If additional financing is required from outside sources, the Company may not be able to raise such capital on terms acceptable to the Company or at all. If the Company is unable to raise additional capital when desired, the Company’s business, results of operations, and financial condition would be materially and adversely affected.

In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Codification (“ASC”) 205-40, “Presentation of Financial Statements — Going Concern,” management has evaluated whether conditions and events, considered in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued. Based on this assessment, management has determined that the Company’s current liquidity condition, recurring losses since inception, and lack of committed financing raise substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date of these financial statements. The Company entered into the Business Combination Agreement on July 16, 2025; however, the consummation of the transactions contemplated thereby is subject to the approval of CEPO’s shareholders among other closing conditions that are not within the parties’ control. There is no assurance that the such closing conditions will be satisfied or waived or that the transactions contemplated by the Business Combination Agreement will be consummated.

Management’s plans to alleviate this substantial doubt primarily consist of seeking additional capital through the issuance of equity securities and/or other financing arrangements and completing the Business Combination Agreement described in Note 5. The outcome of these plans is inherently uncertain, and management cannot provide assurance that such plans will be effectively implemented or that any such financing or transaction will be available on acceptable terms, if at all. Accordingly, management has concluded that substantial doubt about the Company’s ability to continue as a going concern is not alleviated.

BSTR HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

Note 3. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), expressed in U.S. dollars. The accompanying consolidated financial statements reflect all adjustments including normal recurring adjustments, which, in the opinion of the Company’s management, are necessary to present fairly the financial position, results of operations, and cash flows for the period presented in accordance with GAAP. References to GAAP issued by FASB in these accompanying notes to the consolidated financial statements are to the FASB Accounting Standards Codification (“ASC”). The consolidated financial statements have been prepared assuming the Company will continue as a going concern.

The Company’s fiscal year end is December 31.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate is the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

There were no significant estimates for the period from July 14, 2025 (inception) through July 31, 2025.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution. Cash accounts in a financial institution may at times exceed the Federal Depository Insurance Corporation limit. There was no cash at July 31, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company did not have any cash or cash equivalents as of July 31, 2025.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by giving effect to all potential shares of common stock, including preferred stock and convertible notes, to the extent dilutive. There were no potential diluted common stock equivalents for the period from July 14, 2025 (inception) through July 31, 2025.

Segment Information

ASC 280, “Segment Reporting” (“ASC 280”), defines operating segments as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company operates as a single operating

BSTR HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

Note 3. Summary of Significant Accounting Policies (cont.)

segment. The Company’s CODM is the President, who has ultimate responsibility for the operating performance of the Company and the allocation of resources. The CODM uses net income as the primary measure to manage the business and does not segment the business for internal reporting or decision making.

Income taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the consolidated financial statement recognition and the measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. The Company has no tax provision for the period July 14, 2025 (inception) through July 31, 2025, due to the net losses and full valuation allowances against net deferred tax assets.

As of July 31, 2025, the Company expects to file its first consolidated return for the year ended December 31, 2025.

Recent Accounting Pronouncements:

Recent Accounting Pronouncements, not yet adopted:

ASU 2024-03, “Disaggregation of Income Statement Expenses (“DISE”)” (“ASU 2024-03”) requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosure about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information related to income taxes paid to enhance the transparency and decision usefulness of income tax disclosures. This ASU will be effective for the annual period ending December 31, 2025. The Company is currently evaluating the timing and impacts of adoption of this ASU.

Note 4. Stockholder’s Deficit

Common stock — The Company is authorized to issue 1,000 shares of common stock with $0.01 par value. As of July 31, 2025, there were 1,000 shares of common stock issued and outstanding which was issued as the initial contribution for a nominal amount. Each share of common stock entitles the holder to one vote.

On July 14, 2025, Seller (as defined below) subscribed for 1,000 shares of common stock of the Company for $0.01 per share or $10 in the aggregate. The Company has recorded a $10 subscription receivable for the shares issued which is included in equity as of July 31, 2025.

BSTR HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

Note 5. Commitments and Contingencies

Business Combination Agreement

On July 16, 2025, Cantor Equity Partners I, Inc., a Cayman Islands exempted company (“CEPO”), Pubco, BSTR Intermediate, a Cayman Islands exempted company and a wholly owned subsidiary of Pubco (“CEPO Merger Sub”), BSTR Holdings (Cayman), a Cayman Islands limited liability company, the Company’s parent (the “Seller”), BSTR Newco, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Seller (“Newco”), PEMS Sub A, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO (“CEPO Subsidiary A”), PEMS Sub B, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary A (“CEPO Subsidiary B”), and PEMS Merger Sub C, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary B (“Newco Merger Sub” and, together with CEPO Subsidiary A and CEPO Subsidiary B, the “CEPO Subsidiaries”), entered into a business combination agreement (the “Business Combination Agreement”).

Pursuant to the Business Combination Agreement, and subject to the terms and conditions set forth therein, upon the consummation of the transactions contemplated thereby (the “Closing” and the date of the Closing, the “Closing Date”), (i) CEPO will merge with and into CEPO Merger Sub, with CEPO Merger Sub continuing as the surviving entity (the “CEPO Surviving Subsidiary”) and as a result of which (a) immediately prior to the effective time, each issued and outstanding class B ordinary share, par value $0.0001 per share, of CEPO (“CEPO Class B Ordinary Shares”), will automatically convert into one class A ordinary share, par value $0.0001 per share, of CEPO (the “CEPO Class A Ordinary Shares” and, together with the CEPO Class B Ordinary Shares, the “CEPO Ordinary Shares”), and (b) at the effective time, the holders of CEPO Class A Ordinary Shares will receive one share of Pubco Class A common stock, par value $0.01 per share (“Pubco Class A Stock”), for each CEPO Class A Ordinary Share held by such CEPO shareholder (the “CEPO Merger”) and (ii) at least two (2) hours after the CEPO Merger, Newco Merger Sub will merge with and into Newco, with Newco continuing as the surviving company, and as a result of which (a) the Seller will receive shares of Pubco Stock in exchange for its Newco Interests (as defined below) and (b) the Newco Equity Investors (as defined below) will receive non-voting units of Newco (the “Newco Exchange Interests”) in exchange for their Newco Class A Interests (as defined below) (such merger, the “Newco Merger”, the Newco Merger together with the CEPO Merger, the “Mergers” and the Mergers together with the other transactions contemplated by the Business Combination Agreement, the Subscription Agreements (as defined below) and the other ancillary documents thereto, the “Transactions”). As a result of the Mergers, CEPO Surviving Subsidiary will become a wholly owned subsidiary of Pubco, CEPO Subsidiary B will become the managing member of Newco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with applicable law.

As consideration for the Newco Merger, the Seller will be entitled to receive, in exchange for its (i) class A common membership interests of Newco (the “Newco Class A Interests”), and (ii) class B common membership interests of Newco (the “Newco Class B Interests” and together with the Newco Class A Interests, the “Newco Interests”), (1) a number of shares of Pubco Class A Stock equal to: (x) the product of (A) 25,000, multiplied by (B) the U.S. dollar price of one Bitcoin as determined by the average of the CME CF Bitcoin Reference Rate — New York Variant for the ten-day period ending on the second day prior to the Closing Date (the “Closing Bitcoin Price”), divided by (y) $10.00 and (2) a number of shares of Pubco Class B common stock, par value $0.01 per share (“Pubco Class B Stock”) equal to: (i) the product of (A) 25,000, multiplied by (B) the Closing Bitcoin Price, divided by (ii) $10.00.

As consideration for the Newco Merger, the Newco Equity Investors (as defined below) will be entitled to receive from Newco, on a one-for-one basis, the Newco Exchange Interests in exchange for their Newco Class A Interests. The Newco Exchange Interests shall include the right of each Newco Equity Investor to require Pubco to cause the redemption by Newco of all, or a portion of, its Newco Exchange Interests in exchange for an equal number of shares of Pubco Class A Stock or, at Pubco’s election, the cash equivalent, in each case subject to the terms and conditions of the amended and restated limited liability company agreement of Newco to be entered into at the Closing in a dorm to be mutually agreed among Newco, Pubco and CEPO.

BSTR HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

Note 5. Commitments and Contingencies (cont.)

In connection with the Closing, Pubco will issue two (2) classes of shares of Pubco Stock with different voting and economic rights attached to them. The shares of Pubco Class A Stock will have no voting rights other than as required by the General Corporation Law of the State of Delaware. Holders of shares of Pubco Class B Stock will be entitled to one (1) vote per share. Holders of Pubco Class A Stock will be entitled to receive distributions in proportion to the number of shares of Pubco Class A Stock held by them. Holders of Pubco Class B Stock will not have any economic rights. In addition, the shares of Pubco Class A Stock will be admitted and listed for trading on the NASDAQ Stock Market or any other stock market agreed to by CEPO and Pubco and will be freely transferable, subject to, as applicable, the terms of the Lock-Up Agreement (as described below), the letter agreement, dated as of January 6, 2025 (as may be amended from time to time), by and among CEPO, Cantor EP Holdings I, LLC (the “Sponsor”) and the other parties thereto (the “Insider Letter”), and any restrictions pursuant to applicable law. The shares of Pubco Class B Stock will not be admitted and listed for trading on any stock exchange and will not be freely transferable. Immediately following Closing, (i) all shares of Pubco Class A Stock will be held by the Seller, CEPO shareholders, CEPO Equity PIPE Investors (as defined below) and (ii) all shares of Pubco Class B Stock will be held only by the Seller. The shares of Pubco Class B Stock will be cancelled pro rata upon transfer of shares of Pubco Class A Stock by the Seller to any third party (other than its permitted transferees). The shares of Pubco Class A Stock will acquire full voting rights upon cancellation of all shares of Pubco Class B Stock.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, CEPO entered into a Sponsor Support Agreement with the Sponsor and Pubco (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor agreed (i) to vote its CEPO Ordinary Shares in favor of the Business Combination Agreement and the Transactions and each of the CEPO Shareholder Approval Matters (as defined in the Business Combination Agreement), (ii) vote its CEPO Ordinary Shares against (a) any Acquisition Proposal or Alternative Transaction (in each case as defined in the Business Combination Agreement), (b) any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by CEPO (other than the Transactions), (c) any change in the business of CEPO, and (d) any proposal, action or agreement involving CEPO that would or would reasonably be expected to jeopardize the Transactions, (iii) to comply with the restrictions imposed by the Insider Letter, including the restrictions on transferring and redeeming CEPO Ordinary Shares in connection with the Transactions, (iv) to waive the anti-dilution rights of the issued and outstanding CEPO Class B Ordinary Shares, (v) to forfeit 50% of its CEPO Class B Ordinary Shares (the “CEPO Founder Shares”) immediately prior to, and conditioned upon, the consummation of the CEPO Merger, and (vi) subject to and conditioned upon the Closing, agree that any loans outstanding from the Sponsor to CEPO shall be repaid either in cash or in CEPO Class A Ordinary Shares at $10.00 per share as determined by Sponsor on the CEPO Pre-Closing Statement (as defined in the Business Combination Agreement).

Further, pursuant to the Sponsor Support Agreement, the Sponsor and CEPO agreed that prior to Closing they would enter into an amendment to the Insider Letter to (i) extend the transfer and lock-up restrictions applicable to the CEPO Founder Shares pre-Closing so that they also apply to the CEPO Founder Shares post-Closing, (ii) modify the duration of the lock-up applicable to the CEPO Founder Shares be the earlier of (a) the twelve (12) month anniversary of the Closing Date and (b) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Pubco Stock for cash, securities or other property, and (iii) add Pubco as a party to the Insider Letter.

The Sponsor Support Agreement and certain of its provisions will terminate and be of no further force or effect upon the earlier to occur of Closing and the termination of the Business Combination Agreement pursuant to its terms and, if the Business Combination Agreement is terminated pursuant to its terms, all provisions of the Sponsor Support Agreement will terminate and be of no further force or effect.

BSTR HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

Note 5. Commitments and Contingencies (cont.)

Lock-Up Agreement

Concurrently with the Closing, the Seller will enter into a Lock-Up Agreement (the “Lock-Up Agreement”) with Pubco, pursuant to which the Seller will agree that the shares of Pubco Class A Stock received by the Seller, (the “Restricted Securities”) will be locked-up and subject to transfer restrictions, as described below, subject to certain exceptions. The shares of Pubco Class A Stock held by the Seller will be locked up until the earlier of (i) the one year anniversary of the Closing and (ii) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Closing which results in all of Pubco’s shareholders having the right to exchange their shares of Pubco Stock for cash, securities or other property.

The lock-up restrictions do not apply to certain permitted transfers so long as the transferee of such permitted transfer executes and delivers to Pubco an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of the Lock-Up Agreement and that Restricted Securities will not be transferred any further.

Amended and Restated Registration Rights Agreement

Concurrently with the Closing, the Sponsor, CEPO, Pubco and the Seller will enter into a registration rights agreement that will amend and restate the registration rights agreement entered into at the time of CEPO’s initial public offering between CEPO and the Sponsor (the “Amended and Restated Registration Rights Agreement”), pursuant to which Pubco will (i) assume the registration obligations of CEPO under such registration rights agreement, with such rights applying to the shares of Pubco Class A Stock and (ii) provide registration rights with respect to the resale of shares of Pubco Class A Stock held by the Sponsor and the Seller.

Pubco estimates that up to approximately 278,694,327 shares of Pubco Class A Stock will be subject to registration rights pursuant to the Amended and Restated Registration Rights Agreement immediately following the Closing, representing approximately 70.8% of the total issued and outstanding shares of Pubco Class A Stock following the Business Combination and the consummation of the Initial Convertible Notes Private Placement, the August Convertible Notes Private Placement, the July CEPO Equity PIPE, the August CEPO BTC Equity PIPE, the July Preferred Stock Private Placement and the August Preferred Stock Private Placement, and assuming, among other things, that all investors in the aforementioned private placements fund their commitments in their applicable subscription agreements, that no CEPO shareholders exercise redemption rights with respect to their CEPO Ordinary Shares upon completion of the Business Combination, that there are no CEPO shareholders who exercised dissenters’ rights, that no Convertible Notes or shares of Preferred Stock are converted into shares of Pubco Class A Stock, that all Newco Exchange Interests are redeemed in exchange for shares of Pubco Class A Stock, that no shares of Pubco Class A Stock are issued pursuant to the Incentive Plan and a Closing Bitcoin Price of $110,078.

July Convertible Notes Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Pubco and CEPO entered into subscription agreements (the “Convertible Notes Subscription Agreements”) with certain investors (the “July Convertible Note Investors”), pursuant to which the Convertible Note Investors have agreed to purchase, in a private placement, $500 million aggregate principal amount of 1.00% convertible senior secured notes (the “July Convertible Notes”) due five years after the Closing Date, to be issued by Pubco pursuant to and on the terms set forth in an indenture (the “Indenture” in the form attached to the July Convertible Notes Agreement ( the “Initial Convertible Notes Private Placement”), upon the terms and subject to the conditions set forth therein. In addition, Pubco has granted the July Convertible Note Investors (i) an option to purchase additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable within 15 days following the execution of the Convertible Notes Subscription Agreements (the “First Convertible Notes Option”), (ii) an option to purchase additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable within 30 days following the execution of the Convertible Notes Subscription Agreements (the “Second Convertible Notes Option” and, together with the First Convertible Notes Option, the “Convertible Notes Options”) and (iii) an option to purchase up to 3,200,000 shares of 7.00% perpetual

BSTR HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

Note 5. Commitments and Contingencies (cont.)

convertible preferred stock (the “Preferred Stock”) to be issued by Pubco pursuant to and on the terms set forth in a certificate of designations in the form attached to the Preferred Stock Subscription Agreement (the “Certificate of Designations”) at a purchase price of $85.00 per share, exercisable within 30 days following the execution of the Convertible Notes Subscription Agreements (the “Preferred Stock Option” and, together with the Initial Convertible Notes Private Placement and Convertible Notes Options, the “July Convertible Notes Private Placement”), in each case, on a pro rata basis based on such July Convertible Note Investor’s participation in the Initial Convertible Notes Private Placement. Further, the July Convertible Notes Subscription Agreements provide that, if any July Convertible Notes Investors should elect not to exercise their pro rata share of the applicable Convertible Notes Option or the Preferred Stock Option, as applicable, such unexercised portion of such applicable option will be offered to and may be exercised by the remaining July Convertible Notes Investors pro rata to their participation in the Initial Convertible Note Private Placement and the applicable option until 5:00 p.m. New York time on the Business Day immediately after the expiry of such applicable option (the “Unexercised Option”).

Pursuant to the terms of the July Convertible Notes Subscription Agreements, certain July Convertible Notes Investors exercised their pro rata share of the First Convertible Notes Option and the Unexercised Option in relation to the First Convertible Notes Option, to purchase additional Convertible Notes in an aggregate principal amount of $34.87 million and of the Second Convertible Notes Option and the Unexercised Option in relation to the Second Convertible Notes Option to purchase additional Convertible Notes in an aggregate principal amount of $9.323 million.

The closing of the July Convertible Notes Private Placement is contingent upon the satisfaction of all closing conditions to consummate the Transactions and the July Convertible Note Investors’ consent to any amendments, modifications or waivers to the terms of the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits of the July Convertible Note Investors, among other customary closing conditions.

Pursuant to the July Convertible Notes Subscription Agreements, Pubco has agreed to certain obligations to register and maintain the registration of the Convertible Notes and the Preferred Stock and the shares of Pubco Class A Stock underlying the Convertible Notes and Preferred Stock including that, within 30 calendar days after the Closing, Pubco will file with the SEC (at Pubco’s sole cost and expense) a registration statement registering the resale of the Convertible Notes and the shares of Preferred Stock and the shares of Pubco Class A Stock underlying the Convertible Notes and the Preferred Stock, and Pubco shall use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than 90 calendar days after the Closing, which may be extended an additional 90 calendar days depending on the level of SEC review involved.

Each July Convertible Notes Subscription Agreement shall terminate and be void and of no further force and effect upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms; (ii) the mutual written agreement of the respective parties to terminate such agreement; or (iii) July 16, 2026.

At Closing, in connection with the issuance of the Convertible Notes (including such Convertible Notes issued pursuant to the Convertible Notes Options, if any), (i) Pubco, U.S. Bank Trust Company, National Association, as trustee, and an agent to be appointed in accordance with the terms of the Business Combination Agreement, as collateral agent, will enter into the Indenture, and (ii) such collateral agent, Pubco and a securities intermediary to be appointed by Pubco, will enter into a security agreement (the “Security Agreement”).

The Convertible Notes will be senior, secured obligations of Pubco and accrue interest at a rate of 1.00% per annum payable semi-annually in arrears and will mature approximately five (5) years from the date the Convertible Notes are issued, unless earlier converted, redeemed or repurchased. The initial conversion rate will be equal to 76.9231 shares of Pubco Class A Stock, subject to customary adjustments, which represents an initial conversion price of approximately $13.00 per share of Pubco Class A Stock. The conversion price is based on a reference price of $10.00 per share and is subject to a 30% premium. If Pubco undergoes a “fundamental change” (as defined in the Indenture), holders of the Convertible Notes may require Pubco to repurchase for cash all or any portion of their Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. In addition, holders

BSTR HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

Note 5. Commitments and Contingencies (cont.)

of the Convertible Notes have the right to require Pubco to repurchase for cash all or any portion of their Convertible Notes beginning three years from the date the Convertible Notes are issued at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any.

Pursuant to the Security Agreement, subject to certain exceptions, the Convertible Notes will be secured by a first priority security interest in such number of Bitcoin representing $1,724 million, calculated based on the Bitcoin Price as averaged over the period of ten (10) consecutive days ending two (2) calendar days immediately prior to the Closing.

July Preferred Stock Subscription Agreement

Concurrently with the execution of the Business Combination Agreement, Pubco and CEPO entered into a subscription agreement (the “July Preferred Stock Subscription Agreement”) with an investor (the “July Preferred Stock Investor”), pursuant to which the July Preferred Stock Investor has agreed to purchase, in a private placement, shares of Preferred Stock with an aggregate principal amount of $30 million at $85.00 per share for an aggregate purchase price of $25.5 million, upon the terms and subject to the conditions set forth therein (the “July Preferred Stock Private Placement”).

The closing of the July Preferred Stock Private Placement is contingent upon the satisfaction of all closing conditions to consummate the Transactions and the Preferred Stock Investor’s consent to any amendments, modifications or waivers to the terms of the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits of the Preferred Stock Investor, among other customary closing conditions.

Pursuant to the July Preferred Stock Subscription Agreement, Pubco has agreed to certain obligations to register and maintain the registration of the shares of Preferred Stock and the shares of Pubco Class A Stock underlying the shares of Preferred Stock including that, within 30 calendar days after the Closing, Pubco will file with the SEC (at Pubco’s sole cost and expense) a registration statement registering the resale of the shares of Preferred Stock and the shares of Pubco Class A Stock underlying the shares of Preferred Stock, and Pubco shall use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than 90 calendar days after the Closing, which may be extended an additional 90 calendar days depending on the level of SEC review involved.

The July Preferred Stock Subscription Agreement shall terminate and be void and of no further force and effect upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms; (ii) the mutual written agreement of the respective parties to terminate such agreement; or (iii) July 16, 2026.

At Closing, in connection with the issuance of the Preferred Stock pursuant to the July Preferred Stock Subscription Agreement and the Preferred Stock Option, Pubco will adopt the certificate of designations.

CEPO Equity PIPE Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, CEPO and Pubco entered into (i) subscription agreements (the “CEPO Cash Equity PIPE Subscription Agreements”) with certain investors (the “CEPO Cash Equity PIPE Investors”), pursuant to which the CEPO Cash Equity PIPE Investors agreed to purchase, in a private placement immediately prior to the CEPO Merger, 40,000,000 CEPO Class A Ordinary Shares, at a purchase price of $10.00 per share payable in cash, for an aggregate purchase price of $400 million (the “CEPO Cash Equity PIPE”).

Additionally, CEPO and Pubco entered into subscription agreements (the “July CEPO BTC Equity PIPE Subscription Agreements” and, together with CEPO Cash Equity PIPE Subscription Agreements, the “July CEPO Equity PIPE Subscription Agreements”) with certain investors (the “July CEPO BTC Equity PIPE Investors” and, together with the CEPO Cash Equity PIPE Investors, the “July CEPO Equity PIPE Investors”), pursuant to which the July CEPO BTC Equity PIPE Investors agreed to purchase, in a private placement immediately prior to the CEPO Merger, a certain number of CEPO Class A Ordinary Shares (the “July CEPO BTC Equity PIPE Shares”, together with the CEPO Cash Equity PIPE Shares, the “CEPO Equity PIPE Shares”), at $10.00 in exchange for 4,156 Bitcoin in the aggregate, with

BSTR HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

Note 5. Commitments and Contingencies (cont.)

the number of CEPO BTC Equity PIPE Shares to be issued to each July CEPO BTC Equity PIPE Investor being equal to (i) the product of (A) the number of Bitcoin contributed by such July CEPO BTC Equity PIPE Investor multiplied by (B) the Closing Bitcoin Price and then divided by (ii) $10.00 (the “July CEPO BTC Equity PIPE” and, together with the CEPO Cash Equity PIPE, the “July CEPO Equity Pipe”).

The closing of the July CEPO Equity PIPE is contingent upon the satisfaction of all closing conditions to consummate the Transactions and the July CEPO Equity PIPE Investors’ consent to any amendments, modifications or waivers to the terms of the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits of the July CEPO Equity PIPE Investors, among other customary closing conditions.

Pursuant to the July CEPO Equity PIPE Subscription Agreements, CEPO and Pubco have agreed to use commercially reasonable efforts to cause the shares of Pubco Class A Stock into which the July CEPO Equity PIPE Shares will be converted upon consummation of the CEPO Merger to be registered on the registration statement on Form S-4 filed by Pubco with the SEC relating to the Business Combination (the “Registration Statement”). To the extent that any such shares of Pubco Class A Stock are unable to be included on the Registration Statement, Pubco has agreed to certain obligations to register and maintain the registration of the shares of Pubco Class A Stock into which the July CEPO Equity PIPE Shares are converted, including that, within 30 calendar days after the Closing, Pubco will file with the SEC (at Pubco’s sole cost and expense) a registration statement registering the resale of the shares of Pubco Class A Stock into which the July CEPO Equity PIPE Shares are converted, and Pubco shall use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but in any event no later than 90 calendar days after the Closing, which may be extended by a maximum of 90 calendar days depending on the level of SEC review involved.

Each July CEPO Equity PIPE Subscription Agreement shall terminate and be void and of no further force and effect upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms; (ii) the mutual written agreement of the respective parties to terminate such agreement; or (iii) July 16, 2026.

Newco Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Newco, Pubco and CEPO entered into subscription agreements (the “Newco Subscription Agreements” and, together with the Convertible Notes Subscription Agreements, the Preferred Stock Subscription Agreement and the CEPO Equity PIPE Subscription Agreements, the “Subscription Agreements”) with certain investors (the “Newco Equity Investors”), pursuant to which the Newco Equity Investors have agreed to purchase, in a private placement, Newco Class A Interests in exchange for 865 Bitcoin in the aggregate, with the number of Newco Class A Interests to be issued to each Newco Equity Investor being equal to (i) the product of (A) the number of Bitcoin contributed by such Newco Equity Investor multiplied by (B) the Closing Bitcoin Price and then divided by (ii) $10.00, upon the terms and subject to the conditions set forth therein (the “Newco Equity Private Placement”). On August 28, 2025, CEPO, Pubco and Newco entered into a termination agreement with an investor in the Newco Private Placement, which terminated the Newco Subscription Agreement with such investor, pursuant to which such investor had agreed to purchase Newco Class A Interests in exchange for 20 Bitcoin. As a result, the Newco Equity Investors will exchange 845 Bitcoin in the aggregate for Newco Class A Interests (See Note 7).

The closing of the Newco Equity Private Placement is contingent upon the satisfaction of all closing conditions to consummate the Transactions and the Newco Equity Investors’ consent to any amendments, modifications or waivers to the terms of the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits of the Newco Equity Investors, among other customary closing conditions.

Pursuant to the Newco Subscription Agreements, Newco, CEPO and Pubco have agreed to use commercially reasonable efforts to cause the shares of Pubco Class A Stock in exchange for which the Newco Exchange Interests may be redeemed after the consummation of the Transactions to be registered including that, within 30 calendar days after the Closing, Pubco will file with the SEC (at Pubco’s sole cost and expense) a registration statement registering

BSTR HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

Note 5. Commitments and Contingencies (cont.)

the resale of such shares of Pubco Class A Stock, and Pubco shall use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than 90 calendar days after the Closing, which may be extended an additional 90 calendar days depending on the level of SEC review involved.

Each Newco Subscription Agreement shall terminate and be void and of no further force and effect upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms; (ii) the mutual written agreement of the respective parties to terminate such agreement; or (iii) July 16, 2026.

Private Placement Engagement Letter

On July 17, 2025, CEPO and Pubco have also engaged CF&Co. pursuant to the Private Placement Engagement Letter as the lead placement agent for the Private Placement Investments. Pursuant to the Private Placement Engagement Letter, for the services provided thereto CF&Co. will receive a cash fee at the Closing equal to up to approximately $54.5 million, which is equal to the sum of (i) 5.0% of the gross proceeds received by Pubco and CEPO pursuant to the CEPO Cash Equity PIPE (assuming that all CEPO Cash Equity PIPE Investors fund their commitments in their CEPO Cash Equity PIPE Subscription Agreements); (ii) 4.5% of the gross proceeds received by Pubco and CEPO pursuant to the Preferred Stock Private Placements and the exercise of the Preferred Stock Option (assuming that the Preferred Stock Investors and the July Convertible Notes Investors who exercised the Preferred Stock Option fund their commitments in their Preferred Stock Subscription Agreements and Convertible Notes Subscription Agreements); and (iii) 4.0% of the gross proceeds received by Pubco and CEPO pursuant to the Convertible Notes Private Placement, excluding the Preferred Stock Option (assuming that the Convertible Notes Investors fund their commitments in their Convertible Notes Subscription Agreements); provided that 1% of each such fee is payable at the sole discretion of Pubco; provided, further, that such fees are reduced with respect to proceeds received from certain investors; and provided further, that the amount of such fee will be reduced by an amount equal to the product of (a) 3.5%, (b) $10.00 and (c) the number of Public Shares redeemed in connection with the Business Combination. No fee is payable to CF&Co. for the proceeds raised pursuant to the CEPO BTC Equity PIPE and the Newco Private Placement. CEPO will also reimburse CF&Co. at Closing, for all reasonable and documented out-of-pocket expenses incurred by CF&Co. in connection with CF&Co. rendering its services under the Private Placement Engagement Letter, the aggregate amount of which will not exceed $40,000. Pursuant to the Private Placement Engagement Letter, CF&Co. also has a right to act, during the period of its engagement and 12 months thereafter, as (i) Pubco’s lead managing underwriter, initial purchaser placement agent and/or arranger for any subsequent financing and (ii) Pubco’s lead financial advisor for any potential acquisition, disposition or other extraordinary corporate transaction involving Pubco or any of its subsidiaries, assets, securities or businesses, in each case, on such other terms and conditions customary for CF&Co. for similar transactions, which terms and conditions will be embodied in one or more separate written agreements, which agreements shall be based on CF&Co.’s customary form for the applicable financing or transaction.

Note 6. Related Party Transacations

Contingent legal Fees

As of July 31, 2025 there was an indeterminate amount of contingent legal fees due by the Seller upon completion of the Business Combination. In the event that the merger does not close, the Seller will owe a break-up fee equal to 80% of the incurred costs, which would be payable upon date of abandonment. As of July 31, 2025, $2,273,243 of legal fees have been incurred by the Company which are included in deferred transaction costs and due to related parties on the consolidated balance sheet.

BSTR HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

Note 7. Segment Information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their consolidated financial statements information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker (“CODM”) has been identified as the President, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net loss that also is reported on the statements of operations as net loss. As the Company is in the start-up phase, the CODM currently reviews general and administrative expenses to manage and forecast cash to ensure enough capital is available to achieve its business plan over the short-term period (i.e. less than a year). The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. General and administrative costs, as reported on the consolidated statement of operations, are the significant segment expenses provided to the CODM on a regular basis.

When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net income or loss, which include the following:

For the period from July 14, 2025 (inception) to July 31, 2025
General and administrative	$6,250

Note 8. Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date the consolidated financial statements are issued. The Company did not identify any subsequent events, other than the below, that would have required adjustment or disclosure in these unaudited financial statements.

August Convertible Notes Subscription Agreements

On August 7, 2025, CEPO and Pubco entered into subscription agreements (the “August Convertible Notes Subscription Agreements”), pursuant to which certain investors (the “August Convertible Notes Investors” and together with the July Convertible Notes Investors, the “Convertible Notes Investors”) agreed to purchase Convertible Notes in an aggregate principal amount of $30.5 million, upon the terms and subject to the conditions set forth therein.

The closing of the August Convertible Notes Private Placement is contingent upon the satisfaction of all closing conditions to consummate the Transactions and the August Convertible Notes Investors’ consent to any amendments, modifications or waivers to the terms of the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits of the August Convertible Notes Investors, among other customary closing conditions.

Pursuant to the August Convertible Notes Subscription Agreements, Pubco has agreed to certain obligations to register and main the registration of the Convertible Notes and the shares of Pubco Class A Stock underlying the Convertible Notes including that, within 30 calendar cays after the Closing, Pubco will file with the SEC (at Pubco’s sole cost and expense) a resale registration statement registering the resale of the Convertible Notes and the shares of Pubco Class A Stock underlying the Convertible Notes and Pubco shall use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than 90 calendar days after the Closing, which may be extended an additional 90 calendar days depending on the level of SEC review involved.

BSTR HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

Note 8. Subsequent Events (cont.)

Each August Convertible Notes Subscription Agreement shall terminate and be void and of no further force and effect upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms; (ii) the mutual written agreement of the respective parties to terminate such agreement; or (iii) July 16, 2026.

With the inclusion of the Convertible Notes have the right to require Pubco to repurchase for cash all or any portion of their subscribed for in the July Convertible Notes beginning three years from the date the Private Placement and the August Convertible Notes are issued at a repurchase price equal to 100% of the Private Placement, taken together, the total aggregate principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any will be $575 million.

Preferred Stock Option

Pursuant to the terms of the July Convertible Notes Subscription Agreements, certain July Convertible Notes Investors exercised their pro rata share of the Preferred Stock Option and the Unexercised Option in relation to the Preferred Stock Option to purchase an aggregate of approximately 2.236 million shares of Preferred Stock with an aggregate principal amount of approximately $223.6 million at a purchase price of $85.00 per share for a total aggregate purchase price of approximately $190.08 million.

August Preferred Stock Subscription Agreements

On August 25, 2025, CEPO and Pubco entered into subscription agreements (the “August Preferred Stock Subscription Agreements”) with certain investors (the “August Preferred Stock Investors”), pursuant to which the August Preferred Stock Investors have agreed to purchase, upon the terms and subject to the conditions set forth therein, in a private placement, an aggregate of 482,924 shares of Preferred Stock with an aggregate principal amount of approximately $48.3 million, at a purchase price of $85.00 per share, for an aggregate purchase price of approximately $41 million.

The closing of the August Preferred Stock Private Placement is contingent upon the satisfaction of all closing conditions to consummate the Transactions and the August Preferred Stock Investors’ consent to any amendments, modifications or waivers to the terms of the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits of the August Preferred Stock Investors, among other customary closing conditions.

Pursuant to the August Preferred Stock Subscription Agreements, Pubco has agreed to certain obligations to register and maintain the registration of the shares of Preferred Stock and the shares of Pubco Class A Stock underlying the shares of Preferred Stock including that, within 30 calendar days after the Closing, Pubco will file with the SEC (at Pubco’s sole cost and expense) a resale registration statement registering the resale of the shares of Preferred Stock and the shares of Pubco Class A Stock underlying the Preferred Stock, and Pubco shall use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than 90 calendar days after the Closing, which may be extended an additional 90 calendar days depending on the level of SEC review involved.

The August Preferred Stock Subscription Agreements shall terminate and be void and of no further force and effect upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (ii) the mutual written agreement of the respective parties to terminate such agreement or (iii) July 16, 2026.

With the inclusion of the shares of Preferred Stock subscribed for in the July Preferred Stock Private Placement, the August Preferred Stock Private Placement and the exercise of the Preferred Stock Option by certain July Convertible Notes Investors, taken together, Pubco will issue 3,019,200 shares of Preferred Stock at Closing in the aggregate with a total aggregate principal amount of $301.92 million, for a total purchase price of $256.632 million.

BSTR HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 14, 2025 (INCEPTION) THROUGH JULY 31, 2025

Note 8. Subsequent Events (cont.)

CEPO Equity PIPE Subscription Agreements

On August 28, 2025, (i) CEPO and Pubco entered into a subscription agreement (the “August CEPO BTC Equity PIPE Subscription Agreement”) with an investor in the Newco Private Placement (the “August CEPO BTC Equity PIPE Investor”) in substantially the same form as the July CEPO BTC Equity PIPE Subscription Agreements, pursuant to which the August CEPO BTC Equity PIPE Investor agreed to purchase, in a private placement, a certain number of CEPO Class A ordinary shares, (the “August CEPO BTC Equity Pipe Shares”) at $10.00 per share, in exchange for 20 Bitcoin, with the number of CEPO Class A ordinary shares to be issued to such investor being equal to (a) the product of (A) 20 Bitcoin multiplied by (B) the Closing Bitcoin Price and then divided by (b) $10.00 (the “August CEPO BTC Equity PIPE”) and simultaneously therewith, CEPO, Pubco and Newco entered into a termination agreement with the August CEPO BTC Equity PIPE Investor, which terminated the Newco Subscription Agreement with such investor, pursuant to which such investor had agreed to purchase Newco Class A Interests in exchange for 20 Bitcoin. As a result, of the August CEPO BTC Equity PIPE, the total number of Bitcoin to be contributed by the July CEPO BTC Equity PIPE Investors and the August CEPO BTC Equity Investor in the aggregate at Closing is 4,176.11 Bitcoin. As a result of the termination of the Newco Subscription Agreement among the August CEPO BTC Equity PIPE Investor, CEPO, Pubco and Newco, the total number of Bitcoin to be contributed by Newco Equity Investors is 845 Bitcoin. However, the total number of Bitcoin to be contributed by the July CEPO BTC Equity PIPE Investors, the August CEPO BTC Equity PIPE Investor and the Newco Equity Investors at Closing remains unchanged at an aggregate of 5,021 Bitcoin.

Annex A

Certain personally identifiable information has been omitted from this exhibit pursuant to item 601(a)(6) of Regulation S-K. [***] indicates that information has been redacted.

BUSINESS COMBINATION AGREEMENT

by and among

CANTOR EQUITY PARTNERS I, INC.
as SPAC,

BSTR HOLDINGS, INC.
as Pubco,

BSTR INTERMEDIATE
as SPAC Merger Sub,

BSTR NEWCO, LLC
as Newco,

BSTR HOLDINGS (CAYMAN)
as the Seller,

PEMS SUB A, INC.
as the SPAC Subsidiary A,

PEMS SUB B, INC.
as the SPAC Subsidiary B,

and

PEMS MERGER SUB C, INC.
as Newco Merger Sub

Dated as of July 16, 2025

Annex A Page Nos.
Article I
DEFINITIONS

1.1	Certain Definitions	A-3
1.2	Section References	A-9
1.3	Interpretation	A-13

Article II
MERGERS

2.1	SPAC Merger	A-14
2.2	Newco Merger	A-14
2.3	Effective Time	A-15
2.4	Effect of the Mergers	A-15
2.5	Organizational Documents	A-15
2.6	Directors and Officers of the SPAC Surviving Subsidiary	A-15
2.7	Newco Merger Consideration	A-15
2.8	Effect of SPAC Merger on Outstanding Securities of SPAC and SPAC Merger Sub	A-16
2.9	Effect of Newco Merger on Outstanding Securities of Newco and Newco Merger Sub	A-17
2.10	Effect of Mergers on Outstanding Securities of Pubco	A-18
2.11	Exchange and Conversion Procedures	A-18
2.12	Intended Tax Treatment	A-18
2.13	Taking of Necessary Action; Further Action	A-19
2.14	Seller Consent	A-19
2.15	Withholding	A-19

Article III
CLOSING

3.1	Closing	A-20
3.2	Pre-Closing Statements	A-20
3.3	Closing Deliveries	A-20

Article IV
REPRESENTATIONS AND WARRANTIES OF SPAC

4.1	Organization and Standing	A-22
4.2	Authorization; Binding Agreement	A-22
4.3	Governmental Approvals	A-22
4.4	Non-Contravention	A-22
4.5	Capitalization	A-23
4.6	SEC Filings; SPAC Financials; Internal Controls	A-23
4.7	No Litigation; Orders; Permits	A-25
4.8	Absence of Certain Changes	A-25
4.9	Compliance with Laws	A-25
4.10	Taxes and Returns	A-25
4.11	Employees and Employee Benefit Plans	A-25
4.12	Properties	A-26
4.13	Material Contracts	A-26
4.14	Transactions with Affiliates	A-26
4.15	Finders and Brokers	A-26

Annex A-i

Annex A Page Nos.
4.16	Certain Business Practices	A-26
4.17	Insurance	A-27
4.18	Independent Investigation	A-27
4.19	No Other Representations	A-27
4.20	Information Supplied	A-27
4.21	SPAC Trust Account	A-28
4.22	Equity PIPE	A-28
4.23	SPAC Subsidiaries’ Activities	A-28

Article V
REPRESENTATIONS AND WARRANTIES OF PUBCO AND SPAC MERGER SUB

5.1	Organization and Standing	A-29
5.2	Authorization; Binding Agreement	A-29
5.3	Governmental Approvals	A-29
5.4	Non-Contravention	A-29
5.5	Capitalization	A-30
5.6	Pubco and SPAC Merger Sub Activities	A-30
5.7	Finders and Brokers	A-30
5.8	Ownership of Pubco Stock	A-30
5.9	Convertible Notes PIPE and Perpetual Convertible Preferred Stock.	A-30
5.10	Information Supplied	A-31
5.11	Independent Investigation	A-31
5.12	No Other Representations	A-31

Article VI
REPRESENTATIONS AND WARRANTIES OF Newco

6.1	Organization and Standing	A-32
6.2	Authorization; Binding Agreement	A-32
6.3	Capitalization	A-32
6.4	Governmental Approvals	A-32
6.5	Non-Contravention	A-32
6.6	Absence of Certain Changes	A-33
6.7	Newco Activities	A-33
6.8	Title to Assets	A-33
6.9	Employees and Benefit Plans	A-33
6.10	Certain Business Practices	A-33
6.11	Equity PIPE	A-33
6.12	Finders and Brokers	A-34
6.13	Information Supplied	A-34
6.14	Independent Investigation	A-34
6.15	No Other Representations	A-34

Article VII
REPRESENTATIONS AND WARRANTIES OF THE SELLER

7.1	Organization and Standing	A-35
7.2	Authorization; Binding Agreement	A-35
7.3	Ownership	A-35
7.4	Government Approvals	A-35
7.5	Non-Contravention	A-35

Annex A-ii

Annex A Page Nos.
7.6	No Litigation	A-36
7.7	Investment Representations	A-36
7.8	Finders and Brokers	A-36
7.9	Information Supplied	A-36
7.10	No Other Representations	A-37

Article VIII
COVENANTS

8.1	Access and Information	A-37
8.2	Conduct of Business of Newco, Pubco, and SPAC Merger Sub	A-38
8.3	Conduct of Business of SPAC	A-39
8.4	Annual and Interim Financial Statements	A-40
8.5	SPAC Public Filings	A-41
8.6	No Solicitation	A-41
8.7	No Trading	A-42
8.8	Notification of Certain Matters	A-42
8.9	Efforts	A-42
8.10	Further Assurances	A-43
8.11	The Registration Statement	A-44
8.12	Public Announcements	A-46
8.13	Confidential Information	A-47
8.14	Post-Closing Pubco Board of Directors and Officers	A-48
8.15	Indemnification of Directors and Officers; Tail Insurance	A-48
8.16	Use of Proceeds	A-49
8.17	Contribution	A-49
8.18	Delisting and Deregistration	A-49
8.19	Pubco A&R Organizational Documents	A-49
8.20	Amendment and Restatement of Founder Registration Rights Agreement	A-49
8.21	PIPE Investments	A-50
8.22	Perpetual Convertible Preferred Stock	A-50
8.23	Additional Permitted Financings	A-50
8.24	Pubco Incentive Plan	A-50

Article IX
CLOSING CONDITIONS

9.1	Conditions to Each Party’s Obligations	A-51
9.2	Conditions to Obligations of Newco, Pubco, SPAC Merger Sub and the Seller	A-51
9.3	Conditions to Obligations of SPAC and the SPAC Subsidiaries	A-52
9.4	Frustration of Conditions	A-52

Article X
TERMINATION

10.1	Termination	A-52
10.2	Effect of Termination	A-53

Article XI
WAIVERS AND RELEASES

11.1	Waiver of Claims Against Trust	A-54
11.2	Release and Covenant Not to Sue	A-54

Annex A-iii

Annex A Page Nos.
Article XII
MISCELLANEOUS

12.1	Survival	A-55
12.2	Notices	A-55
12.3	Binding Effect; Assignment	A-56
12.4	Third Parties	A-56
12.5	Fees and Expenses	A-56
12.6	Governing Law; Jurisdiction; Waiver of Jury Trial	A-56
12.7	Specific Performance	A-57
12.8	Severability	A-57
12.9	Amendment	A-57
12.10	Waiver	A-57
12.11	Entire Agreement	A-57
12.12	Counterparts	A-57
12.13	Legal Representation	A-57
12.14	No Recourse	A-58
EXHIBITS
Exhibit A	Form of Sponsor Support Agreement
Exhibit B	Form of Lock-Up Agreement
Exhibit C	Form of Amended and Restated Registration Rights Agreement
Exhibit D	Form of Convertible Notes Subscription Agreements
Exhibit E	Form of Perpetual Convertible Preferred Stock Subscription Agreement
Exhibit F(i)	Form of SPAC Equity PIPE Cash Subscription Agreement
Exhibit F(ii)	Form of SPAC Equity PIPE BTC Subscription Agreement
Exhibit F(iii)	Form of Newco PIPE Subscription Agreement

Annex A-iv

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of July 16, 2025 by and among:

A.     Cantor Equity Partners I, Inc., a Cayman Islands exempted company (“SPAC”) treated as a corporation for U.S. federal income tax purposes,

B.      BSTR Holdings, Inc., a Delaware corporation (“Pubco”) treated as a corporation for U.S. federal income tax purposes,

C.     BSTR Intermediate, a Cayman Islands exempted company and a wholly owned subsidiary of Pubco (“SPAC Merger Sub”), treated as an entity disregarded as separate from Pubco for U.S. federal income tax purposes,

D.     BSTR Newco, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Seller (“Newco”) treated as a partnership for U.S. federal income tax purposes,

E.      BSTR Holdings (Cayman), a Cayman Islands limited liability company treated as a corporation for U.S. federal income tax purposes (the “Seller”),

F.      PEMS Sub A, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), treated as a corporation for U.S. federal income tax purposes,

G.     PEMS Sub B, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), treated as a corporation for U.S. federal income tax purposes, and

H.     PEMS Merger Sub C, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary B (“Newco Merger Sub” and with SPAC Subsidiary A and SPAC Subsidiary B, the “SPAC Subsidiaries” and each, a “SPAC Subsidiary”), treated as a corporation for U.S. federal income tax purposes.

SPAC, Pubco, Newco, SPAC Merger Sub, the SPAC Subsidiaries and the Seller are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

WHEREAS, on the date hereof, the Seller and Newco have entered into a Contribution Agreement (the “Contribution Agreement”), pursuant to which, immediately prior to the Closing, the Seller shall contribute to Newco 25,000 Bitcoin (the “Contribution”);

WHEREAS, after the Contribution, but prior to the Closing, the Seller shall own 100% of the issued and outstanding Newco Interests;

WHEREAS, the Parties desire and intend to effect a business combination transaction whereby (a) SPAC will merge with and into SPAC Merger Sub, with SPAC Merger Sub continuing as the surviving company (the “SPAC Merger”), and with SPAC Shareholders receiving one share of Pubco Class A Stock for each SPAC Class A Ordinary Share held by such shareholder in accordance with the terms of this Agreement and (b) at least two (2) hours after the SPAC Merger, Newco Merger Sub will merge with and into Newco, with Newco continuing as the surviving company (the “Newco Merger”, and together with the SPAC Merger, the “Mergers”, and together with the other transactions contemplated by this Agreement and the Ancillary Documents, including the Contribution and the PIPE Investments (as defined below), the “Transactions”), and with (i) the Seller receiving shares of Pubco Stock in exchange for its Newco Interests, and (ii) the Newco Equity PIPE Investors (as defined below) converting their Newco Interests into Newco Exchange Interests (as defined below), in each case in accordance with the terms of this Agreement, and as a result of the Mergers, SPAC Merger Sub will become a wholly owned subsidiary of Pubco, SPAC Subsidiary B will become the managing member of Newco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law;

WHEREAS, simultaneously with the execution and delivery of this Agreement and in connection with the Transactions, Pubco, SPAC and Cantor EP Holdings I, LLC, a Delaware limited liability company (the “Sponsor”), are entering into a Sponsor Support Agreement, substantially in the form attached as Exhibit A (the “Sponsor

Annex A-1

Support Agreement”), pursuant to which, the Sponsor, among other things, waives its anti-dilution rights under the SPAC Memorandum and Articles, agrees to certain forfeiture provisions with respect to the SPAC Class B Ordinary Shares and agrees to vote its SPAC Ordinary Shares in favor of the adoption and approval of this Agreement and the Transactions;

WHEREAS, concurrently with the Closing, the Seller shall enter into a Lock-Up Agreement with Pubco substantially in the form set forth on Exhibit B (the “Lock-Up Agreement”), pursuant to which the Seller shall agree not to transfer its shares of Pubco Stock for a period of one (1) year after the Closing;

WHEREAS, concurrently with the Closing, Newco, Pubco and the Newco Equity PIPE Investors shall enter into an amended and restated limited liability company agreement of Newco (the “First A&R Newco LLCA”) in a form to be mutually agreed among Newco, Pubco and SPAC;

WHEREAS, concurrently with the Closing, Sponsor, SPAC, Pubco and the Seller shall enter into an amended and restated registration rights agreement of SPAC, which will add Pubco as a party and cover the resale of the shares of Pubco Stock held by Sponsor and the Seller substantially in the form set forth on Exhibit C (the “Amended and Restated Registration Rights Agreement”);

WHEREAS, on or around the date of this Agreement, (a) the Convertible Note Investors (as defined below) have agreed to subscribe for and purchase convertible notes (the “Convertible Notes”) issued by Pubco in an aggregate principal amount equal to $500,000,000 (the “Convertible Notes PIPE”), (b) the Convertible Preferred Investors (as defined below) have agreed to subscribe for and purchase an aggregate principal amount equal to $30,000,000 of Pubco’s 7.00% perpetual convertible preferred stock, (the “Perpetual Convertible Preferred Stock”) and (c) the Equity PIPE Investors have agreed to subscribe for and purchase SPAC Class A Ordinary Shares or Newco Interests (as the case may be) in an aggregate amount equal to $400,000,000 and 5,021 Bitcoin (the “Equity PIPE”), in each case, pursuant to (i) subscription agreements substantially in the form set forth on Exhibit D for the Convertible Notes PIPE (the “Convertible Notes Subscription Agreements”), (ii) subscription agreements substantially in the form set forth on Exhibit E for the Perpetual Convertible Preferred Stock, (the “Perpetual Convertible Preferred Stock Subscription Agreements”), and (iii) subscription agreements for the Equity PIPE substantially in the forms set forth on Exhibit F(i) and Exhibit F(ii) (the “SPAC Equity PIPE Subscription Agreements”) and Exhibit F(iii) (the “Newco Equity PIPE Subscription Agreements” and together with the SPAC Equity PIPE Subscription Agreements, the “Equity PIPE Subscription Agreements”);

WHEREAS, pursuant to the Convertible Notes Subscription Agreements, Pubco has granted to the Convertible Note Investors options to purchase: (i) at any time before the end of the 15th day following the date of the Convertible Notes Subscription Agreements (the “First Option Period”), up to $125,000,000 of additional convertible notes issued by Pubco; and (ii) at any time before the end of the 30th day following the date of the Convertible Notes Subscription Agreements (the “Second Option Period”) up to $125,000,000 of additional convertible notes issued by Pubco (the convertible notes subscribed during the First Option Period and the Second Option Period together, the “Option Convertible Notes”), and (iii) at any time before the end of the 30th day following the date of the Convertible Notes Subscription Agreements (the “Preferred Stock Option Period”), up to $320,000,000 of Perpetual Convertible Preferred Stock;

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously: (a) determined that this Agreement and the Ancillary Documents to which SPAC is a party and the Transactions are advisable and in the best interests of SPAC and the SPAC Shareholders; (b) authorized and approved the execution, delivery and performance by SPAC of this Agreement and the Ancillary Documents to which SPAC is a party and the Transactions; (c) approved the Transactions as a Business Combination; and (d) recommended the adoption and approval of this Agreement and the Ancillary Documents to which SPAC is a party and the Transactions by the SPAC Shareholders; and

WHEREAS, the respective boards of directors of Pubco, SPAC Merger Sub, the SPAC Subsidiaries and the respective managers of the Seller and Newco have each unanimously (a) determined that this Agreement and the Ancillary Documents to which their respective companies are a party and the Transactions are advisable and in the best interests of their respective companies and shareholders and (b) authorized and approved this Agreement, the Ancillary Documents to which their respective companies are a party and the Transactions, in each case upon the terms and subject to the conditions set forth herein.

Annex A-2

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

Article I
DEFINITIONS

1.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Action” means any notice of non-compliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any subpoena or request for information), inquiry, hearing, proceeding or investigation, by or before any Person, including any Governmental Authority.

“Additional Permitted Financing” means the subscription or purchase by an investor after the date of this Agreement of securities to be issued or guaranteed by Pubco or SPAC, as applicable (or of securities exercisable, convertible or exchangeable into securities to be issued or guaranteed by Pubco or SPAC, as applicable), including ordinary shares, preferred shares, convertible or exchangeable bonds or notes, promissory notes, warrants or other securities, in each case, to the extent consented to in writing by SPAC and the Seller (which consent may be withheld in the sole and absolute discretion of the party asked to provide consent);

“Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such specified Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For the purposes of this definition, the term “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise; and the terms “controlling,” “controlled,” or “under common control with” have correlative meanings.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties in connection with or pursuant to this Agreement or the Transactions, including the Contribution Agreement, the Sponsor Support Agreement, the Lock-Up Agreement, the First A&R Newco LLCA, the Amended and Restated Registration Rights Agreement, the PIPE Subscription Agreements, the Perpetual Convertible Preferred Stock Subscription Agreements, any agreements relating to or instruments governing any Additional Permitted Financing and the Pubco A&R Organizational Documents.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

“Business Combination” has the meaning set forth in the SPAC Memorandum and Articles as in effect on the date hereof.

“Business Day” means any day other than a Saturday, Sunday, a legal holiday on which commercial banking institutions in New York, New York, Wilmington, Delaware and the Cayman Islands are authorized to close for business or any day on which the Delaware Secretary of State is authorized to close for business.

“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

“Closing Bitcoin Price” means the U.S. dollar price of one bitcoin as determined by the average of the CME CF Bitcoin Reference Rate — New York Variant for the ten-day period ending on the second day prior to the Closing Date.

Annex A-3

“Code” means the Internal Revenue Code of 1986. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with, any Governmental Authority or any other Person.

“Contracts” means all legally binding contracts, agreements, arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase orders, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Convertible Note Investors” means those Persons who are participating in the Convertible Notes PIPE pursuant to a Convertible Notes Subscription Agreement entered into with Pubco and SPAC as of the date of this Agreement.

“Convertible Preferred Investors” means those Persons who (i) are subscribing for Perpetual Convertible Preferred Stock pursuant to a Perpetual Convertible Preferred Stock Subscription Agreement entered into with Pubco and SPAC as of the date of this Agreement or (ii) exercise their option during the Preferred Stock Option Period to acquire Perpetual Convertible Preferred Stock pursuant to the Convertible Notes Subscription Agreement.

“Custodian” means the agent to be appointed by the Seller and the SPAC to act as custodian of the Bitcoin pursuant to Section 9.3(d).

“Equity PIPE Investors” means, collectively, the SPAC Equity PIPE Investors and the Newco Equity PIPE Investors.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Expenses” means, collectively, the SPAC Expenses and the Seller Expenses.

“Founder Registration Rights Agreement” means the Registration Rights Agreement, dated as of January 6, 2025, by and between SPAC and Sponsor.

“Fraud” means actual and intentional fraud, with elements of scienter and reliance, under the Laws of the State of Delaware, in the making of any representations and warranties contained in this Agreement.

“Fraud Claim” means any Action to the extent based upon Fraud.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission or other similar dispute-resolving panel or body with competent jurisdiction.

“IFRS” means international financial reporting standards, as adopted by the International Accounting Standards Board.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services or capitalized leases, as determined in accordance with GAAP (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (e) all obligations of such Person in respect of acceptances issued or created, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (g) all obligations secured by a Lien on any property of such Person, (h) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person, (i) any severance costs, pension, bonus, deferred compensation, amounts due in respect of cancellation of options and other equity awards, forgivable loans (whether issued or proposed to be issued) or similar obligations (and, in each case, any employer portion of

Annex A-4

unemployment, social security, payroll or similar Tax payable in connection therewith), and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intellectual Property” means trade marks, service marks, rights in trade names, business names, logos or get-up, goodwill and the right to sue for passing off, patents, supplementary protection certificates, rights in inventions, proprietary processes, formulae, models and methodologies, registered and unregistered design rights, copyrights (including rights in software), database rights, image rights, rights to publicity and rights to personality and privacy, moral rights and rights of attribution and integrity, rights in domain names and URLs and social media presence accounts, and all other similar rights in any part of the world (including in confidential information and trade secrets) and whether registered or not, including, where such rights are obtained or enhanced by registration, any registration of such rights and applications and any rights to apply for and be granted, registrations, renewals, extensions, continuations or restorations of, and rights to claim priority from such registrations.

“IPO” means the initial public offering of SPAC Class A Ordinary Shares pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of SPAC, dated as of January 6, 2025, and filed with the SEC on January 7, 2025 (File No. 333 – 282947).

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, with respect to any Party, the actual knowledge of its directors and executive officers, after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, IFRS or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest (including any created by Law), attachment, option, proxy, voting trust, encumbrance, license, covenant not to sue, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries to consummate the Transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that with respect to clause (a), any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets (including changes in interest rates) or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries or markets in which such Person or any of its Subsidiaries principally operate; (iii) changes in the price or trading volume of Bitcoin (provided that the underlying cause of any such event, occurrence, change or effect in the price or trading volume may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); (iv) any proposal, enactment or change in interpretation of, or any other change in, applicable Laws, IFRS, GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (v) conditions caused by acts

Annex A-5

of God, natural disasters, terrorism, war (whether or not declared), escalation of hostilities, geopolitical conditions, local, national or international political conditions or any outbreak or continuation of an epidemic or pandemic or the effects of the actions of any Governmental Authority or Laws or other responses with respect thereto; (vi) the taking of any action required by this Agreement or any Ancillary Document; and (vii) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); provided, further, however, that any event, occurrence, fact, condition or change referred to in clauses (i), (ii), (iv), (v) and (vii) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate and adverse effect on such Person or any of its Subsidiaries compared to similarly situated participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to SPAC, the amount of the Redemption or the failure to obtain the Required Shareholder Approval shall not in and of itself be deemed to be a Material Adverse Effect on or with respect to SPAC (provided that the underlying causes of any such Redemption or failure to obtain the Required Shareholder Approval may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein; and provided, further, with respect to the failure to obtain the Required Shareholder Approval, that the SPAC has not violated its obligations under this Agreement in connection with obtaining such Required Shareholder Approval).

“Nasdaq” means the Nasdaq Stock Market.

“Newco Confidential Information” means all confidential or proprietary documents and information, whether written, oral, electronic, in visual form or in any other media, concerning Pubco, Newco or the Seller or any of their respective Affiliates or Representatives, furnished in connection with this Agreement or the Transactions; provided, however, that Newco Confidential Information shall not include any information which, (a) at the time of disclosure by any Party, any Affiliates thereof or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or applicable confidentiality agreement or (b) at the time of the disclosure by any Party, any Affiliates thereof or any of their respective Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Newco Confidential Information.

“Newco Equity PIPE Investors” means those U.S. Persons who are participating in the Equity PIPE pursuant to a Newco Equity PIPE Subscription Agreement entered into with Newco, Pubco and SPAC.

“Newco Fundamental Representations” means the representations and warranties made by Newco pursuant to Section 6.1 (Organization and Standing), Section 6.2 (Authorization; Binding Agreement), Section 6.3 (Capitalization), and Section 6.12 (Finders and Brokers).

“Newco Merger Sub Common Stock” means the shares of common stock of Newco Merger Sub.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person, (a) that is a corporation or company, its certificate of incorporation and bylaws, and/or memorandum and articles of association or comparable documents, (b) that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) that is a limited liability company, its certificate of formation and limited liability company agreement, or comparable documents, (d) that is a trust, its declaration of trust, or comparable documents and (e) that is any other Person but that is not an individual, its comparable organizational documents.

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority.

Annex A-6

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, or (e) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, company, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“PIPE Investments” means the Convertible Notes PIPE, the Equity PIPE and any Additional Permitted Financing.

“PIPE Investors” means, collectively, the Convertible Note Investors, the Equity PIPE Investors and the Persons who participate in any Additional Permitted Financing.

“PIPE Subscription Agreements” means the Convertible Notes Subscription Agreements, the Equity PIPE Subscription Agreements and any subscription agreements in respect of any Additional Permitted Financing.

“Pubco and SPAC Merger Sub Fundamental Representations” means the representations and warranties made by Pubco and SPAC Merger Sub pursuant to Section 5.1 (Organization and Standing), Section 5.2 (Authorization; Binding Agreement), Section 5.5 (Capitalization) and Section 5.7 (Finders and Brokers).

“Pubco Class A Stock” means the shares of class A common stock, par value $0.01 per share, of Pubco to be issued at the Closing in connection with the Transactions.

“Pubco Class B Stock” means the shares of class B common stock, par value $0.01 per share, of Pubco to be issued at the Closing in connection with the Transactions.

“Pubco Organizational Documents” means the certificate of incorporation and bylaws of Pubco as of the date of this Agreement, as in effect under the DGCL.

“Pubco Stock” means the shares of common stock, par value $0.01 per share, of Pubco; provided, that from and after the Closing, Pubco Stock shall refer to, collectively, the Pubco Class A Stock and the Pubco Class B Stock, which shall have the terms set out in Annex B hereto.

“Redemption Amount” means the aggregate amount payable with respect to all Redemptions of the SPAC Class A Ordinary Shares pursuant to and in accordance with the SPAC Memorandum and Articles.

“Related Persons” means, as to any Person, the Affiliates of such Person, the Representatives of such Person and such Person’s Affiliates, and the immediate family members of any of the foregoing.

“Representatives” means, as to any Person, the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933.

“Seller Expenses” means the following out-of-pocket fees, costs and expenses paid or payable by or on behalf of any of the Seller, Pubco, Newco, SPAC Merger Sub or any of their respective Affiliates in connection with the preparation, negotiation, execution or performance of this Agreement or any Ancillary Document and the Transactions contemplated hereby and thereby: (a) fees and expenses of counsel, advisors, accountants, brokers, finders, investment bankers and financial advisors to any of the Seller, Pubco, Newco, SPAC Merger Sub or any of their respective

Annex A-7

Affiliates and (b) any premiums, costs and expenses incurred under the D&O Tail Insurance, in each case as set forth on the Seller Pre-Closing Statement to be delivered by the Seller to SPAC pursuant to Section 3.2(b).

“Seller Fundamental Representations” means the representations and warranties made by the Seller pursuant to Section 7.1 (Organization and Standing), Section 7.2 (Authorization; Binding Agreement) and Section 7.8 (Finders and Brokers).

“SPAC Class A Ordinary Shares” means the Class A ordinary shares, par value $0.0001 per share, of SPAC.

“SPAC Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of SPAC.

“SPAC Confidential Information” means all confidential or proprietary documents and information, whether written, oral, electronic, in visual form or in any other media, concerning SPAC or any of its Subsidiaries; provided, however, that SPAC Confidential Information shall not include any information which, (a) at the time of disclosure by any Party, any Affiliates thereof or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (b) at the time of the disclosure by any Party, any Affiliates thereof or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such SPAC Confidential Information.

“SPAC Equity PIPE Investors” means those Persons who are participating in the Equity PIPE pursuant to a SPAC Equity PIPE Subscription Agreement entered into with Pubco and SPAC.

“SPAC Expenses” means the following out-of-pocket fees, costs and expenses paid or payable by or on behalf of SPAC or any of the SPAC Subsidiaries in connection with the preparation, negotiation, execution or performance of this Agreement or any Ancillary Document and the Transactions contemplated hereby and thereby: (a) fees and expenses of counsel, advisors, accountants, brokers, finders, investment bankers and financial advisors to SPAC and (b) the SPAC Loans, in each case as set forth on the SPAC Pre-Closing Statement to be delivered by SPAC to the Seller pursuant to Section 3.2(a).

“SPAC Fundamental Representations” means the representations and warranties made by SPAC pursuant to Section 4.1 (Organization and Standing), Section 4.2 (Authorization; Binding Agreement), Section 4.5 (Capitalization), and Section 4.15 (Finders and Brokers).

“SPAC Loans” means the loans made or to be made to SPAC by the Sponsor for the purpose of financing costs and expenses incurred in connection with the IPO, a Business Combination or other working capital expenditures of SPAC, including pursuant to the Sponsor Loan Notes.

“SPAC Memorandum and Articles” means the amended and restated memorandum and articles of association of SPAC as of the date of this Agreement, as in effect under the Cayman Act.

“SPAC Merger Sub Ordinary Shares” means the ordinary shares, par value $0.01 per share, of SPAC Merger Sub.

“SPAC Merger Sub Shareholder Approval” means the vote during a general meeting or unanimous written resolution of the shareholder(s) of SPAC Merger Sub required to approve the SPAC Merger and SPAC Plan of Merger, as determined in accordance with the Organizational Documents of SPAC Merger Sub and the Cayman Act.

“SPAC Ordinary Shares” means the SPAC Class A Ordinary Shares and the SPAC Class B Ordinary Shares.

“SPAC Preference Shares” means preference shares, par value $0.0001 per share, of SPAC.

“SPAC Shareholders” means the shareholders of SPAC as of immediately prior to the Effective Time.

“Sponsor Loan Notes” means (a) the Promissory Note in the aggregate principal amount of up to $1,750,000 entered into by SPAC in favor of the Sponsor on January 6, 2025 in connection with loans the Sponsor has made, and will make, to SPAC to fund SPAC’s expenses relating to investigating and selecting a target business and other working capital requirements and (b) the Promissory Note in the aggregate principal amount of up to $3,000,000 entered into by SPAC in favor of the Sponsor on January 6, 2025 in connection with loans the Sponsor will make to SPAC to fund a portion of the Redemption Amount as further described in the SEC Reports.

Annex A-8

“Subsidiary” means, with respect to any Person, any other Person of which (a) if a corporation or company, a majority of the total voting power of capital stock or share capital entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, tariffs, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Trust Account” means the trust account established by SPAC with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of January 6, 2025, by and between SPAC and the Trustee, as it may be amended, including to add Pubco to accommodate the Mergers, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

“U.S. Person” has the same meaning as “United States Person,” as defined in Section 7701(a)(30) of the Code, provided that, the determination of whether a Person is a “U.S. Person” for purposes of being a Newco Equity PIPE Investor shall be based on the most recent W-8 or W-9, as applicable, such Person has provided to Newco as of ten (10) Business Days prior to Closing.

1.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

$1.3(b)
Acquisition Proposal	8.6(a)
Action	1.1
Additional Permitted Financing	1.1
Affiliate	1.1
Agreement	Preamble
Alternative Transaction	8.6(a)
Amended and Restated Registration Rights Agreement	Recitals
Ancillary Documents	1.1
Antitrust Laws	8.9(b)

Annex A-9

Authorization Notice	2.8(e)
Benefit Plans	1.1
Business Combination	1.1
Business Day	1.1
Cayman Act	2.1
Cayman Registrar	1.1
Class A Merger Consideration Shares	2.7(a)(i)
Class B Merger Consideration Shares	2.7(a)(ii)
Closing	3.1
Closing Bitcoin Price	1.1
Closing Date	3.1
Closing Filing	8.12(b)
Closing Press Release	8.12(b)
Code	1.1
Consent	1.1
Contracts	1.1
Contribution	Recitals
Contribution Agreement	Recitals
Convertible Note Investors	1.1
Convertible Notes	Recitals
Convertible Notes PIPE	Recitals
Convertible Notes Subscription Agreements	Recitals
Convertible Preferred Investors	1.1
Custodian	1.1
D&O Indemnified Persons	8.15(a)
D&O Tail Insurance	8.15(b)
Delaware Secretary of State	2.3
DGCL	2.2
DLLCA	2.2
Dollars	1.3(b)
Effective Time	2.3
EGS	12.13(a)
Enforceability Exceptions	4.2
Equity PIPE	Recitals
Equity PIPE Intended Tax Treatment	2.12
Equity PIPE Investors	1.1
Equity PIPE Subscription Agreements	Recitals
ERISA	1.1
Exchange Act	1.1
Exchange Agent	2.11(a)
Expenses	1.1
Extraordinary General Meeting	8.11(a)
Federal Securities Laws	8.7
First A&R Newco LLCA	Recitals
First Option Period	Recitals
Founder Registration Rights Agreement	1.1
Fraud	1.1
Fraud Claim	1.1
GAAP	1.1
Governmental Authority	1.1
IFRS	1.1

Annex A-10

Indebtedness	1.1
Intellectual Property	1.1
Intended Tax Treatment	2.12
Interim Period	8.1(a)
Intervening Event	8.11(d)(ii)
Intervening Event Change in Recommendation	8.11(d)(ii)
Intervening Event Notice Period	8.11(d)(ii)
IPO	1.1
IPO Prospectus	1.1
IRS	1.1
Knowledge	1.1
Law	1.1
Liabilities	1.1
Lien	1.1
Lock-Up Agreement	Recitals
Material Adverse Effect	1.1
Merger Consideration Shares	2.7(a)(ii)
Mergers	Recitals
Modification in Recommendation	8.11(d)(i)
Nasdaq	1.1
Newco	Preamble
Newco Certificate of Merger	2.3
Newco Class A Interests	6.3(a)
Newco Class B Interests	6.3(a)
Newco Confidential Information	1.1
Newco Disclosure Schedules	Article VI
Newco Equity PIPE Investors	1.1
Newco Equity PIPE Subscription Agreements	Recitals
Newco Exchange Interests	Section 2.7(b)
Newco Fundamental Representations	1.1
Newco Interests	6.3(a)
Newco Merger	Recitals
Newco Merger Intended Tax Treatment	2.12
Newco Merger Sub	Preamble
Newco Merger Sub Common Stock	1.1
Newco Surviving Subsidiary	2.2
Non-Recourse Parties	12.14
OFAC	4.16(c)
Option Convertible Notes	Recitals
Order	1.1
Organizational Documents	1.1
Outside Date	10.1(b)
Parties	Preamble
Party	Preamble
PCAOB	1.1
Permits	1.1
Permitted Liens	1.1
Perpetual Convertible Preferred Stock	Recitals
Perpetual Convertible Preferred Stock Subscription Agreements	Recitals
Person	1.1
Personal Property	1.1
Annex A-11

PIPE Investments	1.1
PIPE Investors	1.1
PIPE Subscription Agreements	Recitals
Post Closing Pubco Officers	8.14(a)
Post-Closing Pubco Board	8.14(a)
Proxy Statement	8.11(a)
Pubco	Preamble
Pubco A&R Organizational Documents	8.19
Pubco and SPAC Merger Sub Fundamental Representations	1.1
Pubco Class A Stock	1.1
Pubco Class B Stock	1.1
Pubco Disclosure Schedules	Article V
Pubco Incentive Plan	8.24
Pubco Organizational Documents	1.1
Pubco Stock	1.1
Public Shareholders	11.1
Redemption	8.11(a)
Redemption Amount	1.1
Registration Statement	8.11(a)
Related Persons	1.1
Released Claims	11.1
Releasing Persons	11.2
Representatives	1.1
Required Shareholder Approval	9.1(a)
SEC	1.1
SEC Reports	4.6(a)
Second Option Period	Recitals
Securities Act	1.1
Seller	Preamble
Seller Digital Wallets	7.3(b)
Seller Expenses	1.1
Seller Fundamental Representations	1.1
Seller Pre-Closing Statement	3.2(b)
Signing Filing	8.12(b)
Signing Press Release	8.12(b)
Skadden	12.13(b)
SPAC	Preamble
SPAC Board	Recitals
SPAC Class A Ordinary Shares	1.1
SPAC Class B Ordinary Shares	1.1
SPAC Confidential Information	1.1
SPAC Disclosure Schedules	Article IV
SPAC Dissenting Shareholders	2.8(e)
SPAC Dissenting Shares	2.8(e)
SPAC Equity PIPE Investors	1.1
SPAC Equity PIPE Subscription Agreements	Recitals
SPAC Expenses	1.1
SPAC Financials	4.6(d)
SPAC Fundamental Representations	1.1
SPAC Loans	1.1
SPAC Material Contract	4.13(a)

Annex A-12

SPAC Memorandum and Articles	1.1
SPAC Merger	Recitals
SPAC Merger Intended Tax Treatment	2.12
SPAC Merger Sub	Preamble
SPAC Merger Sub Ordinary Shares	1.1
SPAC Merger Sub Shareholder Approval	1.1
SPAC Ordinary Shares	1.1
SPAC Plan of Merger	2.3
SPAC Pre-Closing Statement	3.2(a)
SPAC Preference Shares	1.1
SPAC Shareholder Approval Matters	8.11(a)
SPAC Shareholders	1.1
SPAC Subsidiaries	Preamble
SPAC Subsidiary	Preamble
SPAC Subsidiary A	Preamble
SPAC Subsidiary B	Preamble
SPAC Surviving Subsidiary	2.1
Sponsor	Recitals
Sponsor Class A Ordinary Shares
Sponsor Loan Notes	1.1
Sponsor Support Agreement	Recitals
Subsidiary	1.1
Tax Return	1.1
Taxes	1.1
Transactions	Recitals
Trust Account	1.1
Trust Agreement	1.1
Trustee	1.1
U.S. Person	1.1
Written Objection	2.8(e)

1.3 Interpretation.

(a) The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

(b) In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (iii) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP or IFRS, as applicable, based on the accounting principles used by the applicable Person; (iv) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (v) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (vi) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (vii) the term “or” means “and/or” unless clearly indicated otherwise, including, by use of “either”; (viii) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (ix) any agreement, instrument, insurance policy, Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law as from time to time amended, modified or supplemented as of the applicable date

Annex A-13

or during the applicable period of time, including (in the case of agreements or instruments) by waiver or consent (and in the case of agreements or instruments, in accordance with the term of the agreement or instrument, and in the case of any Ancillary Document, in accordance with the terms of this Agreement) and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (x) unless the context of this Agreement otherwise requires, references to statutes shall include all rules and regulations promulgated thereunder; (xi) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule”, “Annex” and “Exhibit” are intended to refer to Sections, Articles, Schedules, Annexes and Exhibits to this Agreement; and (xii) the term “Dollars” or “$” means United States dollars.

(c) Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person.

(d) Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form.

(e) The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(f) The Newco Disclosure Schedules, the Pubco Disclosure Schedules and the SPAC Disclosure Schedules (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Newco Disclosure Schedules, the Pubco Disclosure Schedules or the SPAC Disclosure Schedules (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Newco Disclosure Schedules, the Pubco Disclosure Schedules or the SPAC Disclosure Schedules, as applicable, or any section thereof, with reference to any section of this Agreement or section of the Newco Disclosure Schedules, the Pubco Disclosure Schedules or the SPAC Disclosure Schedules, as applicable, shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of the Newco Disclosure Schedules, the Pubco Disclosure Schedules or the SPAC Disclosure Schedules, as applicable, if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the Newco Disclosure Schedules, the Pubco Disclosure Schedules or the SPAC Disclosure Schedules, as applicable. Certain information set forth in the Newco Disclosure Schedules, the Pubco Disclosure Schedules or the SPAC Disclosure Schedules, as applicable, is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. Unless expressly contemplated by this Agreement, the disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Article II
MERGERS

2.1 SPAC Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement and the SPAC Plan of Merger, and in accordance with the applicable provisions of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Act”), SPAC and SPAC Merger Sub shall consummate the SPAC Merger, pursuant to which SPAC shall be merged with and into SPAC Merger Sub, following which the separate corporate existence of SPAC shall cease and SPAC Merger Sub shall continue as the surviving company. SPAC Merger Sub, as the surviving company after the SPAC Merger, is hereinafter sometimes referred to as the “SPAC Surviving Subsidiary” (provided, that references to SPAC Merger Sub for periods after the Effective Time shall include the SPAC Surviving Subsidiary). The SPAC Merger shall have the effects specified in the Cayman Act.

2.2 Newco Merger. At the Effective Time, but at least two (2) hours after the SPAC Merger becomes effective, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and the Limited Liability Company Act of the State of Delaware (the “DLLCA”), Newco and Newco Merger Sub shall consummate the Newco Merger, pursuant to which Newco Merger Sub shall be merged with and into Newco, following which the separate corporate existence of Newco Merger Sub shall cease and Newco shall continue as the surviving company. Newco, as the surviving company

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after the Newco Merger, is hereinafter sometimes referred to as the “Newco Surviving Subsidiary” (provided, that references to Newco for periods after the Effective Time shall include Newco Surviving Subsidiary). The Newco Merger shall have the effects specified in the DGCL and the DLLCA.

2.3 Effective Time. On the Closing Date, (a) with respect to the SPAC Merger, SPAC Merger Sub and SPAC shall enter into and file a plan of merger (the “SPAC Plan of Merger”) together with such other documents as provided by the Cayman Act with the Cayman Registrar in accordance with the Cayman Act, and (b) with respect to the Newco Merger, Newco Merger Sub, Newco and Pubco shall file a certificate of merger (the “Newco Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in accordance with the DGCL and the DLLCA. The SPAC Merger shall become effective at the time on the Closing Date when the SPAC Plan of Merger is registered by the Cayman Registrar in accordance with the Cayman Act and the Newco Merger shall become effective at the time on the Closing Date when Newco Certificate of Merger has been duly accepted for filing by the Delaware Secretary of State in accordance with the DGCL (or such other time as specified in the SPAC Plan of Merger or Newco Certificate of Merger, as applicable) (such time, the “Effective Time”), provided that the Newco Merger shall become effective at least two (2) hours after the effectiveness of the SPAC Merger.

2.4 Effect of the Mergers.

(a) At the Effective Time, the effect of the SPAC Merger shall be as provided in this Agreement, and the SPAC Plan of Merger and the applicable provisions of the Cayman Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of SPAC Merger Sub and SPAC shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the SPAC Surviving Subsidiary (including all rights and obligations with respect to the Trust Account), which shall include the assumption by the SPAC Surviving Subsidiary of any and all agreements, covenants, duties and obligations of SPAC Merger Sub and SPAC set forth in this Agreement to be performed after the Effective Time, and the SPAC Surviving Subsidiary shall continue its existence as a wholly-owned Subsidiary of Pubco.

(b) At the Effective Time, the effect of the Newco Merger shall be as provided in this Agreement and the applicable provisions of the DGCL and DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Newco Merger Sub and Newco shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Newco Surviving Subsidiary which shall include the assumption by Newco Surviving Subsidiary of any and all agreements, covenants, duties and obligations of Newco Merger Sub and Newco set forth in this Agreement to be performed after the Effective Time, and Newco Surviving Subsidiary shall continue its existence as a wholly-owned Subsidiary of SPAC Subsidiary B.

2.5 Organizational Documents.

(a) At the Effective Time, the memorandum and articles of association of SPAC Surviving Subsidiary shall be the memorandum and articles of association of SPAC Merger Sub, as in effect immediately prior to the Effective Time.

(b) At the Effective Time, Newco Surviving Subsidiary shall adopt the First A&R Newco LLCA.

2.6 Directors and Officers of the SPAC Surviving Subsidiary. At the Effective Time, the directors of the SPAC Surviving Subsidiary shall be the same as the directors of Pubco, after giving effect to Section 8.14, or as otherwise determined by the Seller.

2.7 Newco Merger Consideration. As consideration for the Newco Merger:

(a) the Seller shall be entitled to receive from Pubco:

(i) a number of shares of Pubco Class A Stock equal to: (i) the product of (A) 25,000, multiplied by (B) the Closing Bitcoin Price, divided by (ii) $10.00 (such number of shares, the “Class A Merger Consideration Shares”); and

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(ii) a number of shares of Pubco Class B Stock equal to: (i) the product of (A) 25,000, multiplied by (B) the Closing Bitcoin Price, divided by (ii) $10.00 (such number of shares, the “Class B Merger Consideration Shares” and, together with the Class A Merger Consideration Shares, the “Merger Consideration Shares”);

(b) Newco Equity PIPE Investors shall be entitled to receive from Newco, on a one-for-one basis, non-voting units of Newco (the “Newco Exchange Interests”) for each Newco Class A Interest held by such Newco Equity PIPE Investor immediately prior to the Effective Time, which Newco Exchange Interests shall have the terms set out in Annex B hereto. The Newco Exchange Interests shall include the right of each Newco Equity PIPE Investor to require Pubco to cause the redemption by Newco of all, or a portion of, its Newco Exchange Interests in exchange for an equal number of shares of Pubco Class A Stock or, at Pubco’s election, the cash equivalent, in each case subject to the terms and conditions of the First A&R Company LLCA.

2.8 Effect of SPAC Merger on Outstanding Securities of SPAC and SPAC Merger Sub. At the Effective Time, by virtue of the SPAC Merger and without any action on the part of any Party or the holders of securities of SPAC, Pubco or SPAC Merger Sub:

(a) SPAC Ordinary Shares.

(i) SPAC Class B Ordinary Shares. Immediately prior to the Effective Time, all the then issued and outstanding SPAC Class B Ordinary Shares (other than those described in Section 2.8(b)) shall be converted automatically into SPAC Class A Ordinary Shares on a one-for-one basis in accordance with the Initial Conversion Ratio (as defined in the SPAC Memorandum and Articles), following which, all SPAC Class B Ordinary Shares shall cease to be issued and outstanding and shall automatically be canceled and shall cease to exist. Any and all SPAC Class A Ordinary Shares received by the holders of SPAC Class B Ordinary Shares shall be referred to as the “Sponsor Class A Ordinary Shares”. The holders of SPAC Class B Ordinary Shares issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as provided herein or by Law.

(ii) SPAC Class A Ordinary Shares. At the Effective Time, each issued and outstanding SPAC Class A Ordinary Share (including each Sponsor Class A Ordinary Share but excluding those described in Section 2.8(a)(iii), Section 2.8(b) and Section 2.8(e)) shall be converted automatically into one share of Pubco Class A Stock, following which, all such SPAC Class A Ordinary Shares shall cease to be issued and outstanding and shall automatically be canceled and shall cease to exist.

(iii) Redeeming Shares. At the Effective Time, each issued and outstanding SPAC Class A Ordinary Share in respect to which the holder thereof has validly exercised redemption rights pursuant to and in accordance with the SPAC Memorandum and Articles (and not waived, withdrawn or otherwise lost such rights), shall automatically be canceled and shall cease to exist and shall thereafter represent only the right to receive a pro rata share of the Redemption Amount in accordance with the SPAC Memorandum and Articles.

(b) Treasury Shares. Notwithstanding Section 2.8(a) or any other provision of this Agreement to the contrary, at the Effective Time, if there are any SPAC Ordinary Shares that are owned by the SPAC as treasury shares immediately prior to the Effective Time, such SPAC Ordinary Shares shall be automatically canceled and shall cease to exist without any conversion thereof or payment therefor.

(c) No Liability. Notwithstanding anything to the contrary in this Section 2.8, none of the SPAC Surviving Subsidiary, Pubco or any other Party shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(d) SPAC Merger Sub Shares. At the Effective Time, all SPAC Merger Sub Ordinary Shares issued and outstanding immediately prior to the Effective Time shall be converted into an equal number of ordinary shares, par value $0.0001, of the SPAC Surviving Subsidiary, with the same rights, powers and privileges as the shares so converted and shall constitute the only issued and outstanding share capital of the SPAC Surviving Subsidiary.

(e) Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Cayman Act, the SPAC Ordinary Shares that are issued and outstanding immediately prior to the Effective Time and that are held by SPAC Shareholders who shall have demanded properly in writing dissenters’ rights for such SPAC Ordinary Shares in accordance with Section 238 of the Cayman Act and otherwise complied

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with all of the provisions of the Cayman Act relevant to the exercise and perfection of dissenters’ rights (the “SPAC Dissenting Shares” and the holders of such SPAC Dissenting Shares being the “SPAC Dissenting Shareholders”) shall be automatically canceled and cease to exist at the Effective Time and shall thereafter represent only the right to be paid by SPAC the fair value of such SPAC Dissenting Shares and such other rights provided pursuant to Section 238 of the Cayman Act and shall not be converted into, and such SPAC Dissenting Shareholders shall have no right to receive, the applicable shares of Pubco Class A Stock, unless and until such shareholder fails to perfect or withdraws or otherwise loses his, her or its right to dissenters’ rights under the Cayman Act. The SPAC Ordinary Shares owned by any SPAC Shareholder who fails to perfect or who effectively withdraws or otherwise loses his, her or its dissenters’ rights pursuant to the Cayman Act shall be canceled and converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the applicable shares of Pubco Class A Stock pursuant to Section 2.8(a), without any interest thereon. Prior to the Closing, SPAC shall give Newco and the Seller prompt notice of any demands for dissenters’ rights received by SPAC and any withdrawals of such demands. If any SPAC Shareholder gives to SPAC, before the Required Shareholder Approval is obtained at the Extraordinary General Meeting, written objection to the SPAC Merger (each, a “Written Objection”) in accordance with Section 238(2) of the Cayman Act (i) SPAC shall, in accordance with Section 238(4) of the Cayman Act, promptly give written notice of the authorization of the SPAC Merger (the “Authorization Notice”) to each such SPAC Shareholder who has made a Written Objection, and (ii) SPAC and Newco may, but are not obliged to, delay the commencement of the Closing and the filing of the SPAC Plan of Merger with the Cayman Registrar, until at least twenty (20) days shall have elapsed since the date on which the Authorization Notice is given (being the period allowed for written notice of an election to dissent under Section 238(5) of the Cayman Act, as referred to in Section 239(1) of the Cayman Act), but in any event subject to the satisfaction or waiver of all of the conditions set forth in Article IX.

2.9 Effect of Newco Merger on Outstanding Securities of Newco and Newco Merger Sub. At the Effective Time, by virtue of the Newco Merger and without any action on the part of any Party or the holders of securities of any Party:

(a) Newco Class A Interests. At the Effective Time, each issued and outstanding Newco Class A Interest (other than those described in Section 2.9(c)) will automatically be canceled and:

(i) if held by the Seller, cease to exist in exchange for the right of the Seller to receive the Class A Merger Consideration Shares, without interest; and

(ii) if held by the Newco Equity PIPE Investors, converted into the right of the Newco Equity PIPE Investors to receive the Newco Exchange Interests, without interest, and in each case, as of the Effective Time, the Seller and the Newco Equity PIPE Investors shall cease to have any other rights in and to Newco or Newco Surviving Subsidiary.

(b) Newco Class B Interests. At the Effective Time, each issued and outstanding Newco Class B Interest (other than those described in Section 2.9(c)) held by the Seller will automatically be canceled and cease to exist in exchange for the right of the Seller to receive the Class B Merger Consideration Shares, without interest. As of the Effective Time, the Seller shall cease to have any other rights in and to Newco or Newco Surviving Subsidiary.

(c) Treasury Interests. Notwithstanding Section 2.9(a), Section 2.9(b) or any other provision of this Agreement to the contrary, at the Effective Time, if there are any Newco Interests that are owned by Newco as treasury interests or any Newco Interests owned by any direct or indirect Subsidiary of Newco immediately prior to the Effective Time, such Newco Interests shall be canceled and shall cease to exist without any conversion thereof or payment therefor.

(d) No Liability. Notwithstanding anything to the contrary in this Section 2.9, none of Newco Surviving Subsidiary, Pubco or any other Party shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(e) Newco Merger Sub Shares. At the Effective Time, all of the shares of Newco Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of Newco Surviving Subsidiary, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of Newco Surviving Subsidiary.

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2.10 Effect of Mergers on Outstanding Securities of Pubco. At the Effective Time, by virtue of the Mergers and without any action on the part of any Party or the holders of securities of any Party, all of the shares of Pubco Stock issued and outstanding immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof or payment therefor. For the avoidance of doubt, the previous sentence shall not apply to the Convertible Notes or the Perpetual Convertible Preferred Stock.

2.11 Exchange and Conversion Procedures.

(a) Prior to the Effective Time, Pubco shall appoint SPAC’s transfer agent, Continental Stock Transfer and Trust Company, or another agent reasonably acceptable to Newco (the “Exchange Agent”), as its agent for the purpose of exchanging the SPAC Ordinary Shares and the Newco Interests held by the Seller for shares of Pubco Stock.

(b) At or prior to the Effective Time, Pubco shall deliver to the Exchange Agent written instructions to issue, at the Effective Time, in uncertificated book-entry form:

(i) one share of Pubco Class A Stock in exchange for, and upon cancelation of, each issued and outstanding SPAC Class A Ordinary Share; and

(ii) the Class A Merger Consideration Shares and Class B Merger Consideration Shares to the Seller.

(c) Pubco Stock to be delivered pursuant to Sections 2.8(a)(ii), 2.9(a)(i) and 2.9(b) shall be settled through DTC and issued in uncertificated book-entry form through the procedures of DTC, unless a physical share of Pubco Stock is required by applicable Law, in which case Pubco shall cause the Exchange Agent to promptly send certificates representing such shares of Pubco Stock to such holder.

(d) At the Effective Time, Newco shall update its member register to reflect (i) the issuance of Newco Interests to SPAC Subsidiary B and the admission of SPAC Subsidiary B as the managing member of Newco, (ii) the cancellation of the Newco Interests held by the Seller, and (iii) the issuance of the Newco Exchange Interests to the Newco Equity PIPE Investors and their admission as members of Newco.

(e) From and after the Effective Time:

(i) the holders of book-entry SPAC Ordinary Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to SPAC other than the right to receive their shares of Pubco Class A Stock;

(ii) the Seller shall cease to have any rights with respect to Newco other than the right to receive the Class A Merger Consideration Shares and Class B Merger Consideration Shares (as applicable); and

(iii) the Newco PIPE Investors shall cease to have any rights with respect to Newco other than the right to receive the Newco Exchange Interests.

(f) Notwithstanding anything to the contrary contained herein, no fraction of a share of Pubco Stock will be issued by Pubco by virtue of this Agreement or the Transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of Pubco Stock, (after aggregating all fractional shares of Pubco Stock that otherwise would be received by such holder) shall instead have the number of shares of Pubco Stock issued to such Person rounded down in the aggregate to the nearest whole share of Pubco Stock.

(g) No dividends or other distributions declared or made after the date of this Agreement with respect to shares of Pubco Stock with a record date after the Effective Time will be paid to the holders of any SPAC Ordinary Shares or Newco Interests that have not yet been surrendered to the Exchange Agent pursuant to Section 2.11(b).

2.12 Intended Tax Treatment. The Parties hereby agree and acknowledge that for U.S. federal income tax purposes, (a) the SPAC Merger is intended to be treated as a “reorganization” described in Section 368(a)(1)(F) of the Code (the “SPAC Merger Intended Tax Treatment”), (b) the investment by a SPAC Equity PIPE Investor in the SPAC Equity PIPE pursuant to a SPAC Equity PIPE Subscription Agreement is intended to be treated as a taxable

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disposition with respect to such SPAC Equity PIPE Investor (the “Equity PIPE Intended Tax Treatment”), and (c) the Newco Merger is intended to be treated, with regards to the Seller, as a taxable disposition of partnership interests and, with regards to the Newco Equity PIPE Investors, as a non-taxable partnership recapitalization in accordance with Rev. Rul. 84-52 and Section 721 of the Code (the “Newco Merger Intended Tax Treatment” and, together with the SPAC Merger Intended Tax Treatment and the Equity PIPE Intended Tax Treatment, the “Intended Tax Treatment”). The Parties hereby agree to file all Tax and other informational returns on a basis consistent with the Intended Tax Treatment, unless otherwise required pursuant to a determination within the meaning of Section 1313(a) of the Code. Each of the Parties acknowledge and agree that each (a) has had the opportunity to obtain independent legal and tax advice with respect to the Transactions contemplated by this Agreement, and (b) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the SPAC Merger and/or the Newco Merger do not qualify for the Intended Tax Treatment, respectively. If the SEC or any other Governmental Authority requests or requires that an opinion be provided on or prior to the Closing in respect of the SPAC Merger Intended Tax Treatment, SPAC will use its reasonable best efforts to cause its Tax advisors to provide any such opinion, subject to customary assumptions and limitations, and each Party shall use its reasonable best efforts to reasonably cooperate with one another and their respective Tax advisors with respect to such opinion, including using reasonable best efforts to deliver to the relevant counsel certificates (dated as of the necessary date and signed by such Party or its Affiliate, as applicable) containing such customary representations as are necessary or appropriate for such counsel to render such opinion.

2.13 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the SPAC Surviving Subsidiary or Newco Surviving Subsidiary, as applicable, with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SPAC and SPAC Merger Sub, on the one hand, or Newco and Newco Merger Sub, on the other hand, the officers and directors of SPAC, SPAC Merger Sub, Newco and Newco Merger Sub, as applicable, are fully authorized in the name of their respective entities to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

2.14 Seller Consent. The Seller, as the sole member of Newco, hereby approves, authorizes and consents to Newco’s execution and delivery of this Agreement and the Ancillary Documents to which it is or is required to be a party or otherwise bound, the performance by Newco of its obligations hereunder and thereunder and the consummation by Newco of the Transactions. The Seller acknowledges and agrees that the consents set forth herein are intended and shall constitute such consent of the Seller as may be required (and shall, if applicable, operate as a written member resolution of Newco) pursuant to the Organizational Documents of Newco, any other Contract in respect of Newco to which the Seller is a party to or bound and all applicable Laws.

2.15 Withholding. Each of Pubco, the SPAC Surviving Subsidiary, Newco Surviving Subsidiary and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under any applicable Law; provided, however, that the relevant payor will reasonably cooperate with the relevant payee prior to the making of such deductions and withholding payments to determine whether any such deductions or withholding payments (other than with respect to compensatory payments, if any) are required under applicable Law and in obtaining any available exemption or reduction of, or otherwise minimizing to the extent permitted by applicable Law, such deduction and withholding. Any amounts so deducted and withheld shall be paid over to the appropriate Governmental Authority in accordance with applicable Law, and to that extent shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. The Parties acknowledge that no withholding is expected to be required under applicable U.S. federal income Tax Law as in effect as of the date of this Agreement with respect to any amounts payable pursuant to this Agreement. To the extent any Party becomes aware of any obligation to deduct or withhold from amounts otherwise payable, issuable or transferable pursuant to this Agreement, such Party shall notify the other Parties as soon as reasonably practicable, and the Parties shall reasonably cooperate to obtain any certificates or other documentation required in respect of such withholding obligation.

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Article III
CLOSING

3.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article IX, the consummation of the Transactions contemplated by this Agreement (the “Closing”) shall take place by electronic exchange of signatures, on a date that shall be no later than the fifth (5th) Business Day after all the Closing conditions in Article IX have been satisfied or waived (other than any such conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) at 10:00 a.m. New York time, or at such other date, time or place as SPAC and the Seller may agree in writing (the date and time at which the Closing is actually held being the “Closing Date”).

3.2 Pre-Closing Statements.

(a) At least four (4) Business Days prior to the Closing Date, SPAC shall prepare and deliver to the Seller a written statement setting forth SPAC’s good faith estimate and calculation of the SPAC Expenses as of the Closing Date (in each case, in reasonable detail and with reasonable supporting documentation, including corresponding invoices therefor) and the respective amounts and wire transfer instructions for the payment or reimbursement of all such SPAC Expenses in accordance with Section 12.5 (such statement or as updated pursuant to the second sentence of this Section 3.2(a), the “SPAC Pre-Closing Statement”). SPAC shall consider in good faith any reasonable comments made by the Seller at least two (2) Business Days prior to the Closing Date with respect to the estimate and calculations included in the SPAC Pre-Closing Statement, and to the extent SPAC agrees, acting in good faith and reasonably, with any such comments, SPAC will deliver an updated SPAC Pre-Closing Statement incorporating such comments. In addition, at least two (2) Business Days prior to the Closing Date, if not already delivered, SPAC shall deliver a supplement to the SPAC Pre-Closing Statement setting forth SPAC’s good faith estimate and calculation of the (i) Redemption Amount and (ii) total cash proceeds from the Trust Account remaining following the Redemption.

(b) At least four (4) Business Days prior to the Closing Date, the Seller shall prepare and deliver to SPAC a written statement setting forth the Seller’s good faith estimate and calculation of the Seller Expenses as of the Closing Date (in each case, in reasonable detail and with reasonable supporting documentation, including corresponding invoices therefor) and the respective amounts and wire transfer instructions for the payment or reimbursement of all the Seller Expenses in accordance with Section 12.5 (such statement or as updated pursuant to the second sentence of this Section 3.2(b), the “Seller Pre-Closing Statement”). The Seller shall consider in good faith any reasonable comments made by SPAC at least two (2) Business Days prior to the Closing Date with respect to the estimate and calculations included in the Seller Pre-Closing Statement, and to the extent the Seller agrees, acting in good faith and reasonably, with any such comments, the Seller will deliver an updated Seller Pre-Closing Statement incorporating such comments.

3.3 Closing Deliveries.

(a) At the Closing, SPAC shall deliver or cause to be delivered:

(i) to Newco and Pubco, a certificate, dated the Closing Date, signed by an executive officer or director of SPAC in such capacity, certifying as to the satisfaction of the conditions specified in Sections 9.2(a), 9.2(b) and 9.2(c) with respect to SPAC;

(ii) to Newco and Pubco, a certificate from its secretary, assistant secretary, director or other executive officer certifying as to, and attaching, (A) copies of the SPAC Memorandum and Articles as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the resolutions of the SPAC Board authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the Transactions contemplated hereby and thereby, (C) evidence that the Required Shareholder Approval has been obtained and (D) the incumbency of directors and officers authorized to execute this Agreement or any Ancillary Document to which SPAC is or is required to be a party or otherwise bound;

(iii) to Newco and Pubco, a certificate on behalf of SPAC, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in SPAC is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2); and

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(iv) to the Seller and Pubco, a copy of the Amended and Restated Registration Rights Agreement duly executed by SPAC and Sponsor.

(b) At the Closing, Pubco shall deliver or cause to be delivered:

(i) to SPAC, a certificate, dated the Closing Date, signed by an executive officer of Pubco, certifying as to the satisfaction of the conditions specified in Sections 9.3(a), 9.3(b) and 9.3(c) with respect to Pubco and SPAC Merger Sub, as applicable;

(ii) to SPAC, a certificate from its secretary or other executive officer certifying as to the validity and effectiveness of, and attaching, (A) copies of its Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the resolutions of its board of directors and shareholders authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which it is a party or bound, and the consummation of the Transactions, and (C) the incumbency of its officers authorized to execute this Agreement or any Ancillary Document to which it is or is required to be a party or otherwise bound; and

(iii) to the Seller and SPAC, a copy of the Amended and Restated Registration Rights Agreement duly executed by Pubco.

(c) At the Closing, Newco shall deliver or cause to be delivered:

(i) to SPAC, a certificate, dated as of the Closing Date, signed by an executive officer or director of Newco, certifying as to the satisfaction of the conditions specified in Sections 9.3(a), 9.3(b) and 9.3(c) with respect to Newco;

(ii) to Pubco, a certificate on behalf of Newco, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.1445-11T(d)(2); and

(iii) to SPAC, a certificate from its secretary or other executive officer or manager certifying as to the validity and effectiveness of, and attaching, (A) copies of its Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the resolutions of its board of managers and members authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which it is a party or bound, and the consummation of the Transactions, and (C) the incumbency of its managers and officers authorized to execute this Agreement or any Ancillary Document to which it is or is required to be a party or otherwise bound.

(d) At the Closing, the Seller shall deliver or cause to be delivered, as applicable:

(i) to SPAC, a certificate from the Seller, dated as the Closing Date, signed by the Seller, certifying as to the satisfaction of the conditions specified in Sections 9.3(a) and 9.3(b) with respect to the Seller; and

(ii) to SPAC, the Lock-Up Agreement, duly executed by the Seller and Pubco.

Article IV
REPRESENTATIONS AND WARRANTIES OF SPAC

Except as set forth in (a) the disclosure schedules delivered by SPAC to the Seller, Newco and Pubco on the date of this Agreement (the “SPAC Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (b) the SEC Reports that are available prior to the date hereof on the SEC’s website through EDGAR (excluding any disclosures in such SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature, and excluding, for the avoidance of doubt, any content of such SEC Reports that have been redacted or omitted pursuant to applicable Law) (it being acknowledged that nothing disclosed in such SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Section 4.1 (Organization and Standing), Section 4.2 (Authorization; Binding Agreement), Section 4.5 (Capitalization),

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Section 4.10 (Taxes and Returns), Section 4.15 (Finders and Brokers) and Section 4.21 (SPAC Trust Account)), SPAC, on behalf of itself and the SPAC Subsidiaries, represents and warrants to Newco, Pubco, SPAC Merger Sub and the Seller as of the date of this Agreement and as of the Closing, as follows:

4.1 Organization and Standing. SPAC and each SPAC Subsidiary are companies duly incorporated, validly existing and in good standing under the Laws of their jurisdiction of incorporation, organization or formation. SPAC and each SPAC Subsidiary have all requisite corporate power and authority to own, lease and operate their properties and to carry on their business as now being conducted. SPAC and each SPAC Subsidiary are duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by them or the nature of the business conducted by them makes such qualification or licensing necessary. SPAC and the SPAC Subsidiaries have heretofore made available to the Seller accurate and complete copies of their Organizational Documents each as currently in effect. Neither SPAC nor any SPAC Subsidiary is in violation of any provision of its Organizational Documents.

4.2 Authorization; Binding Agreement. SPAC and each SPAC Subsidiary has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions contemplated hereby and thereby, subject to obtaining the Required Shareholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the Transactions contemplated hereby and thereby have been duly and validly authorized by the SPAC Board and the board of directors of each SPAC Subsidiary and, other than obtaining the Required Shareholder Approval, no other corporate proceedings, other than as set forth elsewhere in this Agreement, on the part of SPAC or the SPAC Subsidiaries are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which SPAC or any SPAC Subsidiary is a party has been or shall be when delivered, duly and validly executed and delivered by such Party and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other Parties and other parties thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally and subject to general principles of equity (collectively, the “Enforceability Exceptions”). The SPAC Board, either (A) at a duly called and held meeting or (B) by way of written resolution, has unanimously (i) determined that this Agreement and the SPAC Merger and the other Transactions contemplated hereby are advisable, fair to, and in the best interests of, SPAC and its shareholders, (ii) approved this Agreement, the SPAC Merger and the other Transactions contemplated hereby and thereby in accordance with the Cayman Act and the SPAC Memorandum and Articles, (iii) approved the Transactions as a Business Combination, (iv) directed that this Agreement and the SPAC Shareholder Approval Matters be submitted to the SPAC Shareholders for adoption and approval, and (v) resolved to recommend that the SPAC Shareholders adopt this Agreement and approve the SPAC Shareholder Approval Matters.

4.3 Governmental Approvals. No Consent of any Governmental Authority on the part of SPAC or the SPAC Subsidiaries, is required to be obtained in connection with the execution, delivery or performance by such Party of this Agreement and each Ancillary Document to which it is a party or the consummation by such Party of the Transactions contemplated hereby and thereby, other than (a) such filings as contemplated by this Agreement, (b) any filings required with Nasdaq or the SEC with respect to the Transactions, (c) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder and (d) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on SPAC or any SPAC Subsidiary.

4.4 Non-Contravention. The execution and delivery by SPAC and each SPAC Subsidiary of this Agreement and each Ancillary Document to which it is a party, the consummation by such Party of the Transactions contemplated hereby and thereby, and compliance by such Party with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the SPAC Memorandum and Articles or the SPAC Subsidiaries’ Organizational Documents, in any material respect, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law applicable to SPAC or the SPAC Subsidiaries, or any of their properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by SPAC or the SPAC Subsidiaries under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the

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creation of any Lien (other than Permitted Liens) upon any of the properties or assets of SPAC or any SPAC Subsidiary under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any SPAC Material Contract or any material Contract of any SPAC Subsidiary, except for any deviations from any of the foregoing clauses (b) and (c) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SPAC or any SPAC Subsidiary, as the case may be.

4.5 Capitalization.

(a) SPAC is authorized to issue (i) 550,000,000 SPAC Ordinary Shares, consisting of (A) 500,000,000 SPAC Class A Ordinary Shares and (B) 50,000,000 SPAC Class B Ordinary Shares and (ii) 5,000,000 SPAC Preference Shares. The issued and outstanding SPAC Ordinary Shares as of the date of this Agreement consist of (A) 20,500,000 SPAC Class A Ordinary Shares, of which (x) 20,000,000 were issued in the IPO and are subject to possible redemption and (y) 500,000 were issued to, and are currently owned by, the Sponsor pursuant to a private placement consummated simultaneously with the closing of the IPO, and (B) 5,000,000 SPAC Class B Ordinary Shares. There are no issued or outstanding SPAC Preference Shares. All outstanding SPAC Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under applicable Law, the SPAC Memorandum and Articles or any Contract to which SPAC is a party. None of the outstanding SPAC Ordinary Shares has been issued in violation of any applicable securities Laws. Prior to giving effect to the Transactions, other than the SPAC Subsidiaries, SPAC does not have any Subsidiaries or own any equity interests in any other Person. The SPAC does not own any SPAC Ordinary Shares as treasury shares.

(b) Except as set forth in this Section 4.5 or as contemplated by this Agreement or the Ancillary Documents, there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued securities of SPAC, (B) obligating SPAC to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for any securities of SPAC, or (C) obligating SPAC to grant, extend or enter into any option, warrant, call, subscription or other right, agreement, arrangement or commitment for such securities of SPAC. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of SPAC to repurchase, redeem or otherwise acquire any securities of SPAC or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. There are no shareholders agreements, voting trusts or other agreements or understandings to which SPAC is a party with respect to the voting of any securities of SPAC.

(c) As of the date hereof, (i) SPAC does not have any Indebtedness and (ii) no Indebtedness of SPAC contains any restriction upon (A) the prepayment of any of such Indebtedness, (B) the incurrence of Indebtedness by SPAC, (C) the ability of SPAC to grant any Lien on its properties or assets, or (D) the consummation of the Transactions.

(d) Since the date of incorporation of SPAC, and except as contemplated by this Agreement, SPAC has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and the SPAC Board has not authorized any of the foregoing.

(e) All shares of common stock of each SPAC Subsidiary are duly authorized, validly issued, fully paid and non-assessable and free and clear of all Liens.

4.6 SEC Filings; SPAC Financials; Internal Controls.

(a) SPAC, since the IPO and through the date of this Agreement, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by SPAC with the SEC under the Securities Act and/or the Exchange Act (collectively, and together with any amendments, restatements or supplements thereto, the “SEC Reports”), which SEC Reports are all available on the SEC’s website through EDGAR, and will file all such SEC Reports required to be filed or furnished subsequent to the date of this Agreement.

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(b) The SEC Reports (x) were prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, as applicable, and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As used in this Section 4.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC.

(c) As of the date of this Agreement, the SPAC Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed on Nasdaq under the symbol “CEPO”. Since the IPO, SPAC has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq. There is no action or proceeding pending or, to the Knowledge of SPAC, threatened against SPAC, by Nasdaq or the SEC with respect to any intention by such entity to deregister or terminate the listing of the SPAC Class A Ordinary Shares. None of SPAC or its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Class A Ordinary Shares under the Exchange Act except as contemplated by this Agreement.

(d) The financial statements and notes of SPAC contained or incorporated by reference in the SEC Reports (the “SPAC Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of SPAC at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(e) Except as and to the extent reflected or reserved against in the SPAC Financials, SPAC has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that is not adequately reflected or reserved on or provided for in the SPAC Financials, other than (i) Liabilities incurred since SPAC’s incorporation in the ordinary course of business or (ii) Liabilities or obligations incurred pursuant to this Agreement. SPAC has no off-balance sheet arrangements that are not disclosed in the SEC Reports.

(f) Since the IPO, (i) SPAC has not received any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of SPAC or its internal accounting controls, including any such complaint, allegation, assertion or claim that SPAC has engaged in questionable accounting or auditing practices and (ii) there have been no internal unresolved, material investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, the SPAC Board or any committee thereof.

(g) SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) that are designed to ensure that material information relating to SPAC and other material information required to be disclosed by SPAC in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to SPAC’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure. Such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports required under the Exchange Act.

(h) SPAC maintains systems of internal accounting controls that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that are sufficient to provide reasonable assurance: (i) that SPAC maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) that transactions are executed, and access to assets is permitted, in accordance with management’s general or specific authorization; and (iv) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Neither SPAC nor SPAC’s independent auditors identified or have been

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made aware of any “significant deficiencies” or “material weaknesses” (as defined by the PCAOB) in the design or operation of SPAC’s internal controls over financial reporting which would reasonably be expected to adversely affect SPAC’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated. SPAC has no knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of SPAC. Since the IPO, there have been no material changes in SPAC’s internal control over financial reporting.

(i) There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC, in their capacity as such, and SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(j) As of the date hereof, there are no outstanding comments from the SEC with respect to the SEC Reports. To the Knowledge of SPAC, none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

4.7 No Litigation; Orders; Permits. There is no Action pending, or, to the Knowledge of SPAC, threatened Action against SPAC, or, to the Knowledge of SPAC, any of its directors or officers (in their capacity as such) or otherwise affecting SPAC or its assets nor is any Order outstanding, against or involving SPAC, whether at law or in equity, before or by any Governmental Authority, which, in each case, would reasonably be expected to have a Material Adverse Effect on SPAC. There is no unsatisfied judgment or open injunction binding upon SPAC that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SPAC. There is no Action that SPAC has pending against any other Person. SPAC holds all Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect.

4.8 Absence of Certain Changes. SPAC has, (a) since its incorporation, conducted no business other than its incorporation, the public offering of its SPAC Class A Ordinary Shares (and the related private offering), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of Newco and the negotiation and execution of this Agreement) and related activities and (b) since the IPO, not been subject to a Material Adverse Effect.

4.9 Compliance with Laws. SPAC (a) is, and has since its incorporation been, in compliance with all Laws applicable to it and the conduct of its business in all material respects, (b) has not received written notice alleging any violation of applicable Law in any material respect by SPAC and (c) is not under investigation with respect to any violation or alleged violation of any Law or judgment, Order or decree of any court or Governmental Authority.

4.10 Taxes and Returns. SPAC has timely filed, or caused to be timely filed, and will timely file or cause to be timely filed all material Tax Returns required to be filed by it, which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the SPAC Financials have been established in accordance with GAAP. There are no audits, examinations, investigations, claims, assessments or other proceedings pending or threatened against SPAC in respect of any Tax, and SPAC has not been notified in writing of any proposed Tax claims or assessments against SPAC (other than, in each case, claims or assessments for which adequate reserves in the SPAC Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of SPAC’s assets, other than Permitted Liens. SPAC has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by SPAC for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return. SPAC does not have material liability for the Taxes of any Person (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by contract (except, in each case, for liabilities pursuant to commercial contracts not primarily relating to Taxes). Each of the SPAC Subsidiaries is treated as a corporation for U.S. federal tax purposes.

4.11 Employees and Employee Benefit Plans. SPAC has never (a) had any paid employees, (b) retained any contractors, other than consultants and advisors in the ordinary course or (c) maintained, sponsored, contributed to or otherwise had any Liability under, any Benefit Plans. Other than reimbursement of any reasonable out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf, neither SPAC nor its Affiliates have any material liability to any officer or director of SPAC (in their capacity as such).

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4.12 Properties. SPAC does not own, license or otherwise have any right, title or interest in any material Intellectual Property. SPAC does not own or lease any material real property or Personal Property.

4.13 Material Contracts.

(a) Other than this Agreement and the Ancillary Documents to which SPAC is a party as of the date hereof or such other Ancillary Documents that SPAC shall execute after the date hereof and which are attached as exhibits hereto, Section 4.13(a) of the SPAC Disclosure Schedules set forth a true, correct and complete list of the Contracts to which SPAC is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) may not be canceled by SPAC on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of SPAC as its business is currently conducted, any acquisition of material property by SPAC, or restricts in any material respect the ability of SPAC from entering into this Agreement or Ancillary Documents or consummating the Transactions (each such Contract, a “SPAC Material Contract”). All SPAC Material Contracts have been made available to the Seller.

(b) With respect to each SPAC Material Contract: (i) the SPAC Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the SPAC Material Contract is legal, valid, binding and enforceable in all material respects against SPAC and, to the Knowledge of SPAC, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) SPAC is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by SPAC, or permit termination or acceleration by the other party, under such SPAC Material Contract; (iv) no party to a SPAC Material Contract has given written notice of or, to the Knowledge of SPAC, threatened any potential exercise of termination rights with respect to any SPAC Material Contract; and (v) to the Knowledge of SPAC, no other party to any SPAC Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by SPAC under any SPAC Material Contract.

4.14 Transactions with Affiliates. Section 4.14 of the SPAC Disclosure Schedules sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between SPAC and any (a) present or former director, officer, employee, direct equityholder or Affiliate of SPAC or (b) record or beneficial owner of more than five percent (5%) of outstanding SPAC Ordinary Shares as of the date hereof.

4.15 Finders and Brokers. No broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from SPAC, Pubco or Newco, or any of their respective Affiliates, in connection with the Transactions based upon arrangements made by or on behalf of SPAC or any of its Affiliates, including the Sponsor.

4.16 Certain Business Practices.

(a) Neither SPAC, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of SPAC, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder SPAC or assist it in connection with any actual or proposed transaction.

(b) The operations of SPAC are and have been conducted at all times in compliance with money laundering Laws in all applicable jurisdictions and no Action involving SPAC with respect to any of the foregoing is pending or, to the Knowledge of SPAC, threatened.

(c) None of SPAC or any of its directors or officers, or, to the Knowledge of SPAC, any other Representative acting on behalf of SPAC is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and SPAC has not, directly or indirectly, used any funds, or loaned,

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contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the last five (5) fiscal years.

4.17 Insurance. Section 4.17 of the SPAC Disclosure Schedules lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by SPAC relating to SPAC or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Seller. All premiums due and payable under all such insurance policies have been timely paid and SPAC is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of SPAC, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by SPAC. SPAC has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on SPAC.

4.18 Independent Investigation. SPAC has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of Pubco and Newco and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Pubco and Newco for such purpose. SPAC acknowledges and agrees that, in making its decision to enter into this Agreement and the Ancillary Documents and to consummate the Transactions contemplated hereby and thereby, it has relied solely upon its own investigation and the express representations and warranties of Newco, the Seller, Pubco and SPAC Merger Sub set forth in this Agreement (including the related portions of the Newco Disclosure Schedules or the Pubco Disclosure Schedules) and in any certificate delivered to SPAC pursuant hereto, and the information provided by or on behalf of Newco, the Seller, Pubco or SPAC Merger Sub for the Registration Statement.

4.19 No Other Representations. Except for the representations and warranties expressly made by SPAC in this Article IV (as modified by the SPAC Disclosure Schedule) or as expressly set forth in any Ancillary Document, neither SPAC or any SPAC Subsidiary nor any other Person on their behalf makes any express or implied representation or warranty with respect to SPAC or any SPAC Subsidiary or its business, operations, assets or Liabilities, or the Transactions, and each of SPAC and the SPAC Subsidiaries hereby expressly disclaims any other representations or warranties, whether implied or made by SPAC, the SPAC Subsidiaries or any of their Representatives. SPAC and the SPAC Subsidiaries each acknowledge that, except for the representations and warranties expressly made by Pubco, on behalf of itself or SPAC Merger Sub, in Article V, Newco in Article VI and the Seller in Article VII, none of Pubco, SPAC Merger Sub, Newco or the Seller is making or has made, communicated or furnished (orally or in writing) any representation, warranty, projection, forecast, statement or information to SPAC, the SPAC Subsidiaries or their Representatives (including any opinion, information or advice that may have been or may be provided to SPAC, any the SPAC Subsidiary or their Representatives by any Representative of Pubco, SPAC Merger Sub, Newco or the Seller), including any representations or warranties regarding the probable success or profitability of the businesses of Pubco, SPAC Merger Sub, Newco or the Seller. SPAC and the SPAC Subsidiaries specifically disclaim that they are relying upon or have relied upon any such other representations and warranties that may have been made by any Person and acknowledges and agrees that Pubco, SPAC Merger Sub, Newco and the Seller have specifically disclaimed any such other representations and warranties. Notwithstanding the foregoing provisions of this Section 4.19, nothing in this Section 4.19 shall limit the Seller’s remedies with respect to Fraud Claims in connection with, or arising out of this Agreement, the Ancillary Documents or the Transactions.

4.20 Information Supplied. None of the information supplied or to be supplied by or on behalf of SPAC or any of its Affiliates (including the Sponsor and the SPAC Subsidiaries) expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions; (b) in the Registration Statement; or (c) in the mailings or other distributions to the SPAC Shareholders with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of SPAC or any of its Affiliates (including the Sponsor the SPAC Subsidiaries) expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the

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Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither SPAC nor any SPAC Subsidiary makes any representation, warranty or covenant with respect to any information supplied by or on behalf of Pubco, Newco, SPAC Merger Sub, the Seller or any of their respective Affiliates.

4.21 SPAC Trust Account. As of the date of this Agreement, there is at least $200,000,000 held in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, the SPAC Memorandum and Articles and the IPO Prospectus. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. SPAC has performed all obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of SPAC, enforceable in accordance with its terms, subject to the Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and to the Knowledge of SPAC, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no separate Contracts, side letters or other arrangements (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports filed, or furnished by SPAC to the Seller, to be inaccurate or that would entitle any Person (other than holders of SPAC Class A Ordinary Shares who shall have elected to redeem their SPAC Class A Ordinary Shares pursuant to the SPAC Memorandum and Articles) to any portion of the proceeds in the Trust Account prior to the closing of a Business Combination. There are no Actions pending with respect to the Trust Account. SPAC has not released any money from the Trust Account other than as permitted by the Trust Agreement. Following the Closing, no SPAC Shareholder is or shall be entitled to receive any amount from the Trust Account except to the extent such shareholder shall have elected to redeem its SPAC Class A Ordinary Shares pursuant to the Redemption.

4.22 Equity PIPE.

(a) SPAC has delivered to Pubco true, correct and complete copies of each of the SPAC Equity PIPE Subscription Agreements entered into by SPAC with the SPAC Equity PIPE Investors named therein as of the date of this Agreement. As of the date of this Agreement, other than the SPAC Equity PIPE Subscription Agreements, there are no other agreements, side letters or arrangements between SPAC and any SPAC Equity PIPE Investor relating to any Equity PIPE Subscription Agreement that could materially and adversely affect the obligation of such SPAC Equity PIPE Investors to contribute to SPAC the applicable portion of the Equity PIPE amount set forth in the Equity PIPE Subscription Agreement of such SPAC Equity PIPE Investors. As of the date of this Agreement, assuming the due authorization, execution and delivery by each other party thereto, all of the SPAC Equity PIPE Subscription Agreements are in full force and effect and are legal, valid and binding obligations of SPAC, enforceable in accordance with its terms, except as limited by the Enforceability Exceptions. As of the date of this Agreement, to the Knowledge of SPAC, no Equity PIPE Subscription Agreement has been withdrawn or terminated, amended or modified in writing in any respect. As of the date of this Agreement, SPAC is not and, with the giving of notice, the lapse of time or both, would not be in default under any SPAC Equity PIPE Subscription Agreements.

(b) No fees, consideration or other discounts are payable or have been agreed to by SPAC (including, from and after the Closing) to any SPAC Equity PIPE Investor in respect of the Equity PIPE, except as set forth in the SPAC Equity PIPE Subscription Agreements.

4.23 SPAC Subsidiaries’ Activities. From the date of their respective incorporation to the Closing, the SPAC Subsidiaries (a) have not engaged in any business activities other than as contemplated by this Agreement, (b) do not own, directly or indirectly, any ownership equity, profits or voting interest in any Person (other than SPAC Subsidiary A’s 100% ownership of SPAC Subsidiary B and SPAC Subsidiary B’s 100% ownership of Newco Merger Sub) and (c) have no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which they are a party and the Transactions, and (d) other than this Agreement and the Ancillary Documents to which they are a party, the SPAC Subsidiaries are not party to or bound by any Contract.

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Article V
REPRESENTATIONS AND WARRANTIES OF PUBCO AND SPAC MERGER SUB

Except as set forth in the disclosure schedules delivered by Pubco to SPAC on the date of this Agreement (the “Pubco Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, Pubco, on behalf of itself and SPAC Merger Sub, represents and warrants to SPAC, the SPAC Subsidiaries, Newco and the Seller, as of the date of this Agreement and as of the Closing, solely with respect to itself, as follows:

5.1 Organization and Standing. Pubco is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. SPAC Merger Sub is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of Pubco and SPAC Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Pubco and SPAC Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Pubco has heretofore made available to SPAC and Newco accurate and complete copies of the Organizational Documents of Pubco and SPAC Merger Sub, each as currently in effect. None of Pubco or SPAC Merger Sub is in violation of any provision of its Organizational Documents.

5.2 Authorization; Binding Agreement. Subject to filing the Pubco A&R Organizational Documents and obtaining the SPAC Merger Sub Shareholder Approval, each of Pubco and SPAC Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the Transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of Pubco and SPAC Merger Sub and no other corporate proceedings, other than as expressly set forth elsewhere in this Agreement (including the filing of the Pubco A&R Organizational Documents and obtaining the SPAC Merger Sub Shareholder Approval), on the part of Pubco or SPAC Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Pubco or SPAC Merger Sub is a party has been or shall be when delivered, duly and validly executed and delivered by such Party and, assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Documents by the other Parties and other parties thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to the Enforceability Exceptions.

5.3 Governmental Approvals. No Consent of any Governmental Authority on the part of Pubco or SPAC Merger Sub is required to be obtained in connection with the execution, delivery or performance by such Party of this Agreement and each Ancillary Document to which it is a party or the consummation by such Party of the Transactions contemplated hereby and thereby, other than (a) such filings as contemplated by this Agreement (including the Pubco A&R Organizational Documents), (b) any filings required with Nasdaq or the SEC with respect to the Transactions, (c) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, (d) requirements under Delaware Law, Cayman Islands Law and pursuant to any other applicable Laws, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on Pubco or SPAC Merger Sub.

5.4 Non-Contravention. The execution and delivery by each of Pubco and SPAC Merger Sub of this Agreement and each Ancillary Document to which it is a party, the consummation by such Party of the Transactions contemplated hereby and thereby, and compliance by such Party with any of the provisions hereof and thereof, will not, subject to the filing of the Pubco A&R Organizational Documents and obtaining the SPAC Merger Sub Shareholder Approval, (a) conflict with or violate any provision of such Party’s Organizational Documents in any material respect, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.3, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law applicable to such Party or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide material compensation under, (vii) result in the creation of any Lien

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(other than Permitted Liens) upon any of the properties or assets of such Party under, (viii) give rise to any material obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any material Contract of such Party, except for any deviations from any of the foregoing clauses (b) or (c) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Pubco.

5.5 Capitalization.

(a) As of the date of this Agreement, (i) Pubco is authorized to issue 1,000 shares of Pubco Stock, of which 1,000 shares of Pubco Stock are issued and outstanding, which are owned by the Seller and (ii) SPAC Merger Sub is authorized to issue 50,000 SPAC Merger Sub Ordinary Shares, of which 100 SPAC Merger Sub Ordinary Share are issued and outstanding, which are owned by Pubco.

(b) Prior to giving effect to the Transactions, other than SPAC Merger Sub, Pubco does not have any Subsidiaries or own any equity interests in any other Person.

5.6 Pubco and SPAC Merger Sub Activities. Since their formation, Pubco and SPAC Merger Sub have not engaged in any business activities other than as contemplated by this Agreement, do not own, directly or indirectly, any ownership equity, profits or voting interest in any Person (other than Pubco’s 100% ownership of SPAC Merger Sub) and have no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which they are a party and the Transactions, and, other than this Agreement and the Ancillary Documents to which they are a party, Pubco and SPAC Merger Sub are not party to or bound by any Contract.

5.7 Finders and Brokers. No broker, finder or investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from SPAC, Pubco, Newco or any of their respective Affiliates in connection with the Transactions contemplated hereby based upon arrangements made by or on behalf of Pubco or SPAC Merger Sub or any of their Affiliates.

5.8 Ownership of Pubco Stock. All shares of Pubco Stock to be issued and delivered to the Seller as Merger Consideration Shares and to the SPAC Shareholders in exchange for their SPAC Class A Ordinary Shares in accordance with this Agreement shall be, upon issuance and delivery of such shares of Pubco Stock, duly authorized and validly issued and fully paid and non-assessable, free and clear of all Liens. The issuance and sale of such shares of Pubco Stock pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

5.9 Convertible Notes PIPE and Perpetual Convertible Preferred Stock.

(a) Pubco has delivered to SPAC true, correct and complete copies of each of the Convertible Notes Subscription Agreements and Perpetual Convertible Preferred Stock Subscription Agreements entered into by Pubco with the applicable Convertible Note Investors or Convertible Preferred Investors, as applicable, named therein as of the date of this Agreement. As of the date of this Agreement, other than the Convertible Notes Subscription Agreements and the Perpetual Convertible Preferred Stock Subscription Agreements, there are no other agreements, side letters or arrangements between Pubco and any Convertible Notes Investor or Convertible Preferred Investor relating to any Convertible Notes Subscription Agreement or Perpetual Convertible Preferred Stock Subscription Agreement that could materially and adversely affect the obligation of such Convertible Note Investors or Convertible Stock Investors to contribute to Pubco the applicable portion of the Convertibles Notes PIPE amount set forth in the Convertible Notes Subscription Agreement of such Convertible Note Investors or the Perpetual Convertible Preferred Stock amount set forth in the Perpetual Convertible Preferred Stock Subscription Agreement of such Convertible Preferred Investors. As of the date of this Agreement, assuming the due authorization, execution and delivery by each other party thereto, all of the Convertible Notes Subscription Agreements and Perpetual Convertible Preferred Stock Subscription Agreements are in full force and effect and are legal, valid and binding obligations of Pubco, enforceable in accordance with its terms, except as limited by the Enforceability Exceptions. As of the date of this Agreement, to the Knowledge of Pubco, no Convertible Notes Subscription Agreement or Perpetual Convertible Preferred Stock Subscription Agreement has been withdrawn or terminated, amended or modified in writing in any respect. As of the date of this Agreement, Pubco is not and, with the giving of notice, the lapse of time or both, would not be in default under any Convertible Notes Subscription Agreements or Perpetual Convertible Preferred Stock Subscription Agreement.

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(b) No fees, consideration or other discounts are payable or have been agreed to by Pubco or SPAC Merger Sub (including, from and after the Closing) to any Convertible Notes Investor or Convertible Preferred Investor in respect of the Convertible Notes PIPE or the Perpetual Convertible Preferred Stock, except as set forth in the Convertible Notes Subscription Agreements or the Perpetual Convertible Preferred Stock Subscription Agreement, as applicable.

5.10 Information Supplied. None of the information supplied or to be supplied by Pubco or SPAC Merger Sub in writing expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions; (b) in the Registration Statement; or (c) in the mailings or other distributions to SPAC’s or Pubco’s shareholders and/or prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Pubco or SPAC Merger Sub expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, none of Pubco or SPAC Merger Sub makes any representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC, the SPAC Subsidiaries, Newco, the Seller or any of their respective Affiliates.

5.11 Independent Investigation. Each of Pubco and SPAC Merger Sub has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of Newco and SPAC and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Newco and SPAC for such purpose. Each of Pubco and SPAC Merger Sub acknowledges and agrees that, in making its decision to enter into this Agreement and the Ancillary Documents and to consummate the Transactions contemplated hereby and thereby, it has relied solely upon its own investigation and the express representations and warranties of Newco, the Seller and SPAC set forth in this Agreement (including the related portions of the Newco Disclosure Schedules and the SPAC Disclosure Schedules) and in any certificate delivered to Pubco or SPAC Merger Sub pursuant hereto, and the information provided by or on behalf of Newco, the Seller or SPAC for the Registration Statement.

5.12 No Other Representations. Except for the representations and warranties expressly made by Pubco and/or SPAC Merger Sub in this Article V (as modified by the Pubco Disclosure Schedules) or as expressly set forth in any Ancillary Document, none of Pubco or SPAC Merger Sub nor any other Person on any of their behalves makes any express or implied representation or warranty with respect to any of Pubco or SPAC Merger Sub or their respective business, operations, assets or Liabilities, or the Transactions, and Pubco and SPAC Merger Sub each hereby expressly disclaims any other representations or warranties, whether implied or made by Pubco or SPAC Merger Sub or any of their respective Representatives. Each of Pubco and SPAC Merger Sub acknowledge that, except for the representations and warranties expressly made by SPAC in Article IV, Newco in Article VI and the Seller in Article VII, none of SPAC, the SPAC Subsidiaries, Newco or the Seller are making or have made, communicated or furnished (orally or in writing) any representation, warranty, projection, forecast, statement or information, to Pubco and SPAC Merger Sub or any of their respective Representatives (including any opinion, information or advice that may have been or may be provided to Pubco and SPAC Merger Sub or any of their respective Representatives by any Representative of SPAC, the SPAC Subsidiaries, Newco or the Seller), including any representations or warranties regarding the probable success or profitability of the business of SPAC, the SPAC Subsidiaries, Newco and the Seller. Each of Pubco and SPAC Merger Sub specifically disclaim that they are relying upon or have relied upon any such other representations and warranties that may have been made by any Person and acknowledges and agrees that SPAC, the SPAC Subsidiaries, Newco and the Seller have specifically disclaimed any such other representations and warranties. Notwithstanding the foregoing provisions of this Section 5.12 nothing in this Section 5.12 shall limit SPAC’s remedies with respect to Fraud Claims in connection with, or arising out of this Agreement, the Ancillary Documents or the Transactions.

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Article VI
REPRESENTATIONS AND WARRANTIES OF Newco

Except as set forth in the disclosure schedules delivered by Newco to SPAC on the date of this Agreement (the “Newco Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, Newco hereby represents and warrants to SPAC and the SPAC Subsidiaries as of the date of this Agreement and as of the Closing, as follows:

6.1 Organization and Standing. Newco is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Newco is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary for the business as currently conducted. Newco has made available to SPAC accurate and complete copies of the Organizational Documents of Newco, as currently in effect. Newco is not in violation of any provision of its Organizational Documents.

6.2 Authorization; Binding Agreement. Newco has all requisite limited liability company power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the Transactions contemplated hereby and thereby have been duly and validly authorized by the board of managers of Newco and no other proceedings on the part of Newco are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which it is a party has been or shall be when delivered, duly and validly executed and delivered by Newco and, assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other Parties and other parties thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of Newco, enforceable against Newco in accordance with its terms, subject to the Enforceability Exceptions.

6.3 Capitalization.

(a) As of the date of this Agreement, Newco is authorized to issue (i) class A common membership interests (collectively, the “Newco Class A Interests”), of which 1 (one) Newco Class A Interest is issued and outstanding, which is owned by the Seller and (ii) class B common membership interests (collectively, the “Newco Class B Interests” and, together with Newco Class A Interests, the “Newco Interests”), of which none are issued and outstanding.

(b) Prior to giving effect to the Transactions, Newco does not have any Subsidiaries or own any equity interests in any other Person.

6.4 Governmental Approvals. No Consent of any Governmental Authority on the part of Newco is required to be obtained in connection with the execution, delivery or performance by Newco of this Agreement or any Ancillary Documents or the consummation by Newco of the Transactions contemplated hereby or thereby other than (a) such filings as expressly contemplated by this Agreement, (b) pursuant to requirements under Delaware Law or any other applicable Laws and (c) those Consents, the failure of which to obtain prior to the Closing, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Newco.

6.5 Non-Contravention. The execution and delivery by Newco of this Agreement and each Ancillary Document to which it is a party, the consummation by Newco of the Transactions contemplated hereby and thereby, and compliance by Newco with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of Newco’s Organizational Documents in any material respect, (b) subject to obtaining the Consents required from Governmental Authorities referred to in Section 6.4, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law applicable to Newco or any of its properties or assets in any material respect, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a material default (or an event which, with notice or lapse of time or both, would constitute a material default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by Newco under, (v) result in a right of termination or acceleration under, (vi) give rise to

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any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of any Newco under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any material right, benefit, obligation or other term under, any of the terms, conditions or provisions of any material Contract of Newco, except for any deviations from any of the foregoing clauses (b) or (c) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Newco.

6.6 Absence of Certain Changes. Except as set forth on Section 6.6 of the Newco Disclosure Schedules or for actions expressly contemplated by this Agreement or any Ancillary Document, since its formation, Newco has not been subject to a Material Adverse Effect.

6.7 Newco Activities. Since its formation, Newco has not engaged in any business activities other than as contemplated by this Agreement, does not own, directly or indirectly, any ownership equity, profits or voting interest in any Person and has no assets or Liabilities except the assets to be received pursuant to the Contribution and the Liabilities incurred in connection with this Agreement and the Ancillary Documents to which Newco is a party and the Transactions. Other than this Agreement and the Ancillary Documents to which Newco is a party, Newco is not party to or bound by any Contract. Newco does not lease or own any real property or any interest in real property.

6.8 Title to Assets. As of the Closing, and subject to the consummation of the transactions contemplated by the Contribution Agreement, Newco will have all rights, title and interest in and to the Bitcoin contributed into Newco pursuant to the Contribution Agreement.

6.9 Employees and Benefit Plans. Newco does not have any employees and does not have any Benefit Plans.

6.10 Certain Business Practices.

(a) Neither Newco, nor, to the Knowledge of Newco, any of its Representatives acting on its behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to government officials or employees, to political parties or campaigns or violated any provision of the applicable bribery Laws or (iii) made any other unlawful payment in violation of applicable bribery Laws. Neither Newco, nor, to the Knowledge of Newco, any of its Representatives acting on its behalf has directly or indirectly, given or agreed to give any unlawful gift or benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder Newco or assist Newco in connection with any actual or proposed transaction.

(b) To the Knowledge of Newco, the operations of Newco are and have been conducted at all times in material compliance with money laundering Laws in all applicable jurisdictions, and no Action involving Newco with respect to any of the foregoing is pending or, to the Knowledge of Newco, threatened in writing.

(c) Neither Newco, nor, to the Knowledge of Newco, any of its directors, officers or employees acting on behalf of Newco, is currently identified on the specially designated nationals or other blocked person list, and Newco has not, directly or knowingly indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any other Person, in connection with any sales or operations in Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the Crimea regions of Ukraine or for the purpose of financing the activities of any Person currently subject to U.S. sanctions, in each case in violation of any U.S. sanctions administered by OFAC in the last five (5) fiscal years.

6.11 Equity PIPE.

(a) Newco has delivered to Pubco true, correct and complete copies of each of the Newco Equity PIPE Subscription Agreements entered into by Newco with the Newco Equity PIPE Investors named therein as of the date of this Agreement. As of the date of this Agreement, other than the Newco Equity PIPE Subscription Agreements, there are no other agreements, side letters or arrangements between Newco and any Newco Equity PIPE Investor relating to any Newco Equity PIPE Subscription Agreement that could materially and adversely affect the obligation of such Newco Equity PIPE Investors to contribute to Newco the applicable portion of the Equity PIPE amount set forth in the Newco Equity PIPE Subscription Agreement of such Newco Equity PIPE Investors. As of the date of this Agreement, assuming the due authorization, execution and delivery by each other party thereto, all of the Newco

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Equity PIPE Subscription Agreements are in full force and effect and are legal, valid and binding obligations of Newco, enforceable in accordance with its terms, except as limited by the Enforceability Exceptions. As of the date of this Agreement, to the Knowledge of Newco, no Newco Equity PIPE Subscription Agreement has been withdrawn or terminated, amended or modified in writing in any respect. As of the date of this Agreement, Newco is not and, with the giving of notice, the lapse of time or both, would not be in default under any Newco Equity PIPE Subscription Agreements.

(b) No fees, consideration or other discounts are payable or have been agreed to by Newco (including, from and after the Closing) to any Newco Equity PIPE Investor in respect of the Equity PIPE, except as set forth in the Newco Equity PIPE Subscription Agreements.

6.12 Finders and Brokers. No broker, finder or investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from SPAC, Pubco, Newco or any of their respective Affiliates in connection with the Transactions contemplated hereby based upon arrangements made by or on behalf of Newco or any of its Affiliates.

6.13 Information Supplied. None of the information supplied or to be supplied by Newco in writing expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions; (b) in the Registration Statement; or (c) in the mailings or other distributions to SPAC’s or Pubco’s shareholders with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Newco in writing expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Newco makes no representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC, the SPAC Subsidiaries, the Seller, SPAC Merger Sub, Pubco or any of their respective Affiliates.

6.14 Independent Investigation. Newco has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of SPAC and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of SPAC for such purpose. Newco acknowledges and agrees that in making its decision to enter into this Agreement and the Ancillary Documents and to consummate the Transactions contemplated hereby and thereby, it has relied solely upon its own investigation and the express representations and warranties of SPAC set forth in this Agreement (including the related portions of the SPAC Disclosure Schedules) and in any certificate delivered to Newco pursuant hereto, and the information provided by or on behalf of SPAC for the Registration Statement.

6.15 No Other Representations. Except for the representations and warranties expressly made by Newco in this Article VI (as modified by the Newco Disclosure Schedules) or as expressly set forth in any Ancillary Document, neither Newco nor any other Person on its behalf makes any express or implied representation or warranty with respect to Newco or its business, operations, assets or Liabilities, or the Transactions, and Newco hereby expressly disclaims any other representations or warranties, whether implied or made by Newco or any of its Representatives. Newco acknowledges that, except for the representations and warranties expressly made by SPAC in Article IV, Pubco and SPAC Merger Sub in Article V and the Seller in Article VII, none of SPAC, the SPAC Subsidiaries, Pubco, SPAC Merger Sub or the Seller are making or have made, communicated or furnished (orally or in writing) any representation, warranty, projection, forecast, statement or information to Newco (including any opinion, information, projection or advice that may have been or may be provided to Newco or its Representatives by any Representative of SPAC, the SPAC Subsidiaries, Pubco, SPAC Merger Sub or the Seller), including any representations or warranties regarding the probable success or profitability of the businesses of SPAC, the SPAC Subsidiaries, Pubco, SPAC Merger Sub or the Seller. Newco specifically disclaims that it is relying upon or has relied upon any such other representations and warranties that may have been made by any Person and acknowledges and agrees that SPAC, the SPAC Subsidiaries, Pubco, SPAC Merger Sub and the Seller have specifically disclaimed any such other representations and warranties. Notwithstanding the foregoing provisions of this Section 6.15, nothing in this Section 6.15 shall limit SPAC’s remedies with respect to Fraud Claims in connection with, or arising out of this Agreement, the Ancillary Documents or the Transactions.

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Article VII
REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth in the Newco Disclosure Schedules, the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, with respect to each representation and warranty in this Article VII, the Seller represents and warrants to SPAC, the SPAC Subsidiaries, Pubco, SPAC Merger Sub and Newco, as of the date of this Agreement and as of the Closing, as follows:

7.1 Organization and Standing. The Seller is duly organized, validly existing and in good standing (to the extent such concept is applicable in the jurisdiction of such entity’s formation) under the Laws of the jurisdiction of its formation, and has all requisite power and authority to carry on its business as now being conducted.

7.2 Authorization; Binding Agreement. The Seller has all requisite power, authority and legal right and capacity to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Seller is or is required to be a party has been or shall be when delivered, duly and validly executed and delivered by the Seller and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other Parties and other parties thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject to the Enforceability Exceptions.

7.3 Ownership.

(a) The Seller has, or will have as of immediately prior to the Newco Merger, good, valid and marketable title to its Newco Interests, free and clear of any and all Liens (other than those imposed by applicable securities Laws or Newco’s Organizational Documents). There are no proxies, voting rights, shareholders’ agreements or other agreements or understandings to which the Seller is a party, by which the Seller is bound with respect to the voting or transfer of any of the Seller’s Newco Interests other than this Agreement.

(b) As of immediately prior to the Contribution, (i) the Seller will have all rights, title and interest in and to the Bitcoin to be contributed by it to Newco pursuant to the Contribution Agreement, (ii) such Bitcoin will be held in a digital wallet held or operated by or on behalf of the Seller (the “Seller Digital Wallets”) and neither such Bitcoin nor such Seller Digital Wallet will be subject to any Liens (other than Permitted Liens), (iii) the Seller will have taken commercially reasonable steps to protect such Seller Digital Wallet and such Bitcoin and (iv) the Seller will have the exclusive ability to control such Seller Digital Wallet, including by use of “private keys” or other equivalent means or through custody arrangements or other equivalent means.

7.4 Government Approvals. No Consent of any Governmental Authority on the part of the Seller is required in connection with the execution, delivery or performance by the Seller of this Agreement or any Ancillary Documents or the consummation by the Seller of the Transactions contemplated hereby or thereby other than (a) such filings as expressly contemplated by this Agreement, (b) any filings required with Nasdaq or the SEC with respect to the Transactions, and (c) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or other applicable securities Laws.

7.5 Non-Contravention. The execution and delivery by the Seller of this Agreement and each Ancillary Document to which it is a party or otherwise bound and the consummation by the Seller of the Transactions contemplated hereby and thereby, and compliance by the Seller with any of the provisions hereof and thereof, will not, (a) conflict with or violate any provision of the Seller’s Organizational Documents, (b) conflict with or violate any Law applicable to the Seller or any of its properties or assets or (c) (i) violate, conflict with or result in a material breach of, (ii) constitute a material default (or an event which, with notice or lapse of time or both, would constitute a material default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Seller under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Seller under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a material default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify

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any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Contract to which the Seller is a party or its properties or assets are bound, except for any deviations from any of the foregoing clauses (a), (b) or (c) that has not had and would not reasonably be expected to materially impair or delay the ability of the Seller to consummate the Transactions.

7.6 No Litigation. There is no Action pending or, to the Knowledge of the Seller, threatened, nor any Order is outstanding, against or involving the Seller, whether at law or in equity, before or by any Governmental Authority, which would reasonably be expected to materially and adversely affect the ability of the Seller to consummate the Transactions contemplated by, and discharge its obligations under, this Agreement and the Ancillary Documents to which the Seller is or is required to be a party.

7.7 Investment Representations. The Seller: (a) is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act; (b) is acquiring its portion of the Merger Consideration Shares for itself for investment purposes only, and not with a view towards any resale or distribution of such Merger Consideration Shares; (c) has been advised and understands that the Merger Consideration Shares (i) are being issued in reliance upon one or more exemptions from the registration requirements of the Securities Act and any applicable U.S. state securities Laws, (ii) has not been and at Closing shall not be, registered under the Securities Act or any applicable U.S. state securities Laws and, therefore, must be held indefinitely and cannot be resold unless and until such Merger Consideration Shares are registered under the Securities Act and all applicable U.S. state securities Laws, unless exemptions from registration are available, and (iii) may be subject to additional restrictions on transfer pursuant to the Seller’s Lock-Up Agreement (if applicable); (d) is aware that an investment in Pubco is a speculative investment and is subject to the risk of complete loss; and (e) (other than Newco Interests held by the Seller) acknowledges that except as set forth in the Amended and Restated Registration Rights Agreement, Pubco is under no obligation hereunder to register the Merger Consideration Shares under the Securities Act. The Seller does not have any Contract with any Person to sell, transfer or grant participations to such Person, or to any third Person, with respect to the Merger Consideration Shares. By reason of the Seller’s business or financial experience, the Seller is capable of evaluating the risks and merits of an investment in Pubco and of protecting its interests in connection with this investment. The Seller has carefully read and understands all materials provided by or on behalf of SPAC or its Representatives to the Seller or its Representatives pertaining to an investment in Pubco and has consulted, as the Seller has deemed advisable, with its own attorneys, accountants or investment advisors with respect to the investment contemplated hereby and its suitability for the Seller. The Seller acknowledges that the Merger Consideration Shares are subject to dilution for events not under the control of the Seller. The Seller has completed its independent inquiry and has relied fully upon the advice of its own legal counsel, accountant, financial and other Representatives in determining the legal, tax, financial and other consequences of this Agreement and the Transactions contemplated hereby and the suitability of this Agreement and the Transactions contemplated hereby for the Seller and its particular circumstances, and, except as set forth herein, has not relied upon any representations or advice by Pubco or SPAC or their respective Representatives. The Seller: (A) has been represented by independent counsel (or has had the opportunity to consult with independent counsel and has declined to do so); (B) has had the full right and opportunity to consult with its attorneys and other advisors and has availed itself of this right and opportunity; (C) has carefully read and fully understands this Agreement in its entirety and has had it fully explained to it or him by such counsel; (D) is fully aware of the contents hereof and the meaning, intent and legal effect thereof; and (E) is competent to execute this Agreement and any Ancillary Documents to which the Seller is or will be required to be a party and has executed this Agreement and such Ancillary Documents free from coercion, duress or undue influence.

7.8 Finders and Brokers. No broker, finder or investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from SPAC, Pubco, SPAC Merger Sub, Newco or any of their respective Affiliates in connection with the Transactions contemplated hereby directly based upon arrangements made by the Seller or any of its Affiliates.

7.9 Information Supplied. None of the information supplied or to be supplied by the Seller in writing expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions; (b) in the Registration Statement; or (c) in the mailings or other distributions to SPAC’s or Pubco’s shareholders and/or prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not

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misleading. None of the information supplied or to be supplied by the Seller in writing expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Seller makes no representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC, the SPAC Subsidiaries, SPAC Merger Sub, Pubco or any of their respective Affiliates.

7.10 No Other Representations. Except for the representations and warranties expressly made by the Seller in this Article VII (as modified by the Newco Disclosure Schedules and the Pubco Disclosure Schedules) or as expressly set forth in any Ancillary Document, neither the Seller nor any other Person on its behalf makes any express or implied representation or warranty with respect to the Seller or any of its business, operations, assets or Liabilities, or the Transactions, and the Seller hereby expressly disclaims any other representations or warranties, whether implied or made by it or any of its Representatives. The Parties hereto (other than the Seller) acknowledge that, except for the representations and warranties expressly made by the Seller in this Article VII, the Seller is not making or has made, communicated or furnished (orally or in writing) any representation, warranty, projection, forecast, statement or information to any other Party (including any opinion, information, projection or advice that may have been or may be provided to any other Party or any Representatives thereof), including any representations or warranties regarding the probable success or profitability of the businesses of SPAC, the SPAC Subsidiaries, Pubco, SPAC Merger Sub or the Seller. Each Party, other than the Seller, specifically disclaims that it is relying upon or has relied upon any such other representations and warranties that may have been made by any Person and acknowledges and agrees that the Seller have specifically disclaimed any such other representations and warranties. Notwithstanding the foregoing provisions of this Section 7.10, nothing in this Section 7.10 shall limit SPAC’s remedies with respect to Fraud Claims in connection with, or arising out of this Agreement, the Ancillary Documents or the Transactions.

Article VIII
COVENANTS

8.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 10.1 or the Closing (the “Interim Period”), subject to Section 8.13, each of Newco, Pubco and SPAC Merger Sub shall give, and shall cause its Representatives to give, SPAC and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information of or pertaining to Pubco, Newco or SPAC Merger Sub, as SPAC or its Representatives may reasonably request regarding Pubco, Newco or SPAC Merger Sub and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects and cause each of the Representatives of Newco, Pubco and SPAC Merger Sub to reasonably cooperate with SPAC and its Representatives in their investigation; provided, however, that SPAC and its Representatives, in each case, shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of Pubco, Newco or SPAC Merger Sub.

(b) During the Interim Period, subject to Section 8.13, SPAC shall give, and shall cause its Representatives to give, the Seller, Newco and Pubco and their respective Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information of or pertaining to SPAC or the SPAC Subsidiaries, as the Seller, Newco or Pubco or their respective Representatives may reasonably request regarding SPAC and the SPAC Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects and cause each of their respective Representatives to reasonably cooperate with the Seller, Newco and Pubco and their respective Representatives in their investigation; provided, however, that the Seller, Newco and Pubco and their respective Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of SPAC or any SPAC Subsidiary.

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8.2 Conduct of Business of Newco, Pubco, and SPAC Merger Sub.

(a) Unless SPAC shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated, permitted or required by this Agreement or any Ancillary Document or as set forth on Schedule 8.2(a) of the Newco Disclosure Schedules, or as required by the Transactions or applicable Law, Pubco, SPAC Merger Sub and Newco shall (i) only engage in activities relating to the initial organization and commencement of their respective operations and, in the case of Newco, the Contribution, (ii) comply in all material respects with all Laws applicable to them and their respective businesses and assets, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, and to preserve the possession, control and condition of their respective material assets.

(b) Without limiting the generality of Section 8.2(a) and except as contemplated, permitted or required by the terms of this Agreement or any Ancillary Document or as set forth on Schedule 8.2(b) of the Newco Disclosure Schedules, or as required in connection with the Transactions or by applicable Law, during the Interim Period, without the prior written consent of SPAC (such consent not to be unreasonably withheld, conditioned or delayed), none of Newco, Pubco or SPAC Merger Sub shall:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents;

(ii) amend, waive or otherwise change, in any respect, or terminate the Contribution Agreement;

(iii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iv) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(v) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $250,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $250,000 individually or $500,000 in the aggregate;

(vi) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(vii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(viii) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of Newco, Pubco or SPAC Merger Sub;

(ix) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any material transaction with any Related Person (other than compensation and benefits and advancement of expenses); or

(x) authorize or agree to do any of the foregoing actions.

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(c) Without limiting Sections 8.2(a) and 8.2(b), without the prior written consent of SPAC (such consent not to be unreasonably withheld, conditioned or delayed), (i) Newco shall not issue any Newco Interests (other than pursuant to the Contribution), and (ii) the Seller shall not sell, transfer or dispose of any Newco Interests owned by the Seller.

8.3 Conduct of Business of SPAC.

(a) Unless the Seller shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated, permitted or required by this Agreement or any Ancillary Document or as set forth on Schedule 8.3 of the SPAC Disclosure Schedules, or as required in connection with the Transactions or applicable Law, SPAC shall and shall cause the SPAC Subsidiaries to (i) conduct their businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to them and their businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their business organizations.

(b) Without limiting the generality of Section 8.3(a) and except as contemplated by the terms of this Agreement or any Ancillary Document or as set forth on Schedule 8.3 of the SPAC Disclosure Schedules, or as required by the Transactions or applicable Law, during the Interim Period, without the prior written consent of the Seller (such consent not to be unreasonably withheld, conditioned or delayed), SPAC shall not, and shall cause its Subsidiaries (including, when formed, the SPAC Subsidiaries) to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv)  incur, create, assume, prepay, repay or otherwise become liable for any Indebtedness (directly, contingently or otherwise), fees or expenses in excess of $250,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided that this Section 8.3(b)(iv) shall not prevent SPAC from borrowing funds necessary to finance its ordinary course administrative costs and expenses and SPAC Expenses);

(v) make or rescind any material election relating to Taxes, settle any Action relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vi) amend, waive or otherwise change the Trust Agreement;

(vii) amend or otherwise modify, terminate, waive or assign or delegate (as applicable) any material right or obligation under any SPAC Material Contract (other than amendments or other modifications, terminations, waivers, assignments or delegations of or with respect to Contracts with Related Persons otherwise governed by Section 8.3(b)(viii)) or enter into any new Contract that would be a SPAC Material Contract;

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(viii) other than drawings on the SPAC Loans or as expressly required by the Sponsor Support Agreement, enter into, renew, amend, waive or terminate (other than terminations in accordance with their terms) any Contracts, arrangements or transactions with any Related Person, including any Ancillary Document to which SPAC or any Related Person is a party;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) establish any Subsidiary or enter into any new line of business;

(xi) revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP, and after consulting SPAC’s outside auditors;

(xii) waive, release, assign, settle or compromise any Action (including any Action relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, SPAC) not in excess of $250,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the SPAC Financials;

(xiii) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, company, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xiv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the SPAC Merger);

(xv) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $250,000 individually or $500,000 in the aggregate (excluding the incurrence of any SPAC Expenses) other than pursuant to the terms of a Contract (a) in existence as of the date of this Agreement and disclosed to the Seller (including in the SEC Reports) or (b) entered into in the ordinary course of business or in accordance with the terms of this Section 8.3 during the Interim Period;

(xvi) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xvii) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

(xviii) authorize or agree to do any of the foregoing actions.

8.4 Annual and Interim Financial Statements.

(a) As promptly as practicable after the date of this Agreement but in no event later than forty five (45) days after the date of this Agreement, Newco shall deliver to SPAC and the Seller, the audited and/or reviewed financial statements of Newco and Pubco (including, in each case, any related notes thereto), that are required for the initial filing of the Registration Statement pursuant to the Securities Act and the rules and regulations promulgated thereunder. Such financial statements shall fairly present the financial position and results of operations of Newco and Pubco, as applicable, as of the dates or for the periods indicated, in accordance with GAAP. The financial statements, if required to be audited, shall be audited in accordance with PCAOB auditing standards by a PCAOB qualified auditor.

(b) During the Interim Period, as soon as reasonably practicable following the end of each three-month quarterly period of each fiscal year (other than the last three-month period), and in any event no later than forty five (45) days thereafter, and to the extent required for the Registration Statement pursuant to the Securities Act and the rules and regulations promulgated thereunder, Newco and Pubco shall deliver to SPAC and the Seller the unaudited consolidated financial statements of Newco and Pubco, as applicable, consisting of the consolidated balance sheet of Newco and Pubco, as applicable as of the end of such three-month period (and most recent year end), and the related

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unaudited consolidated income statement, changes in shareholder equity and statement of cash flows for the year to date period of such fiscal year or such fiscal quarter (subject to normal and recurring year-end adjustments and the absence of footnotes).

(c) During the Interim Period, as soon as reasonably practicable following the end of each fiscal year, and in any event no later than ninety (90) days thereafter, and to the extent required for the Registration Statement pursuant to the Securities Act and the rules and regulations promulgated thereunder, Newco and Pubco shall deliver to SPAC and the Seller the audited consolidated financial statements of Newco and Pubco, consisting of the consolidated audited balance sheet of Newco or Pubco, as applicable, as of the end of such fiscal year (and prior fiscal year), and the related audited consolidated income statement, changes in shareholder equity and statement of cash flows for the fiscal year then ended (and prior two fiscal years or such shorter period as Newco has been in existence). Such audited financial statements shall be audited in accordance with PCAOB auditing standards by a PCAOB qualified auditor and shall fairly present the financial position and results of operations of Newco and Pubco, as applicable, as of the dates and for the periods indicated, in accordance with GAAP.

8.5 SPAC Public Filings. During the Interim Period, SPAC will (i) keep current and timely file all of the public filings required to be filed by it with the SEC under the Exchange Act and the Securities Act and otherwise comply in all material respects with applicable securities Laws and shall use its reasonable best efforts prior to the Closing to maintain the listing of the SPAC Class A Ordinary Shares on Nasdaq; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq only the shares of Pubco Class A Stock, and (ii) reasonably cooperate with Pubco to cause the shares of Pubco Class A Stock to be issued in connection with the Mergers to be approved for listing on Nasdaq as of the Closing Date.

8.6 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to Newco, Pubco, SPAC Merger Sub, the Seller and their respective Affiliates, a transaction (other than the Transactions contemplated by this Agreement and any Ancillary Document) concerning the sale of (x) all or any material part of the business or assets of Pubco or Newco (other than in the ordinary course of business consistent with past practice) or (y) any of the shares or other equity interests or profits of Pubco or Newco, in any case, whether such transaction takes the form of a sale of shares or other equity interests in Pubco or Newco, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise, (B) with respect to the Seller, the sale of any portion of Bitcoin that, and only if such sale, would materially prevent or impair the ability of the Seller to perform its obligations under the Contribution Agreement and (C) with respect to SPAC and its Affiliates, a transaction (other than the Transactions contemplated by this Agreement) concerning a Business Combination involving SPAC.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the Transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Seller and SPAC, directly or indirectly, (i) solicit, assist, initiate, continue or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any nonpublic information regarding such Party or its Affiliates (or, with respect to the Seller, Newco) or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that is intended or could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c) Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) orally and in writing of the receipt by such Party or any of its Representatives (or with respect to Newco, the Seller) of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could reasonably be expected to result in an Acquisition Proposal, and (ii) any request for nonpublic information relating to such Party or its Affiliates (or with respect to

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the Seller, Newco), specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information, subject to applicable confidentiality restrictions. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

8.7 No Trading. Each of Newco, Pubco, SPAC Merger Sub and the Seller acknowledge and agree that it is aware, and that their respective Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of SPAC, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. Newco, Pubco, SPAC Merger Sub and the Seller each hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of SPAC (other than pursuant to the Transactions), communicate such information to any third party, take any other action with respect to SPAC in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

8.8 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates (or, with respect to Newco, the Seller): (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates (or, with respect to Newco, the Seller) hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority or Nasdaq) alleging (i) that the Consent of such third party is or may be required in connection with the Transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates (or, with respect to Newco, the Seller); (c) receives any notice or other communication from any Governmental Authority or Nasdaq in connection with the Transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to set forth in Article IX not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party (or, with respect to Newco, the Seller) or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates (or, with respect to Newco, the Seller) with respect to the consummation of the Transactions. No such notice shall constitute an acknowledgment or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

8.9 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the Transactions contemplated by this Agreement (including the receipt of all applicable Consents of, or termination of all applicable waiting periods by, Governmental Authorities) and to comply as promptly as practicable with all requirements or conditions of Governmental Authorities applicable to the Transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 8.9(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party agrees to make any required filing or application under Antitrust Laws, as applicable, with respect to the Transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. The Parties agree to use their reasonable best efforts to make all required filings under Antitrust Laws no later than thirty (30) days after the initial filing of the Registration Statement. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the

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Transactions contemplated by this Agreement under any Antitrust Law, use its reasonable best efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to prepare and file with Governmental Authorities requests for approval of the Transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the Transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives (or, with respect to Newco, the Seller) receives any notice from such Governmental Authorities in connection with the Transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the Transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the Transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the Transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions contemplated hereby or thereby, the Parties shall use their reasonable best efforts to resolve any such objections or Actions so as to timely permit consummation of the Transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the Transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective reasonable best efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions contemplated by this Agreement or the Ancillary Documents.

(d) Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the Transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the Transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

8.10 Further Assurances. The Parties shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the Transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

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8.11 The Registration Statement.

(a) Following the date of this Agreement, SPAC, Pubco and Newco shall prepare and, as promptly as practicable after completion of Newco’s audited financial statements described in Section 8.4(a), file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the shares of Pubco Stock to be issued under this Agreement to the holders of SPAC Class A Ordinary Shares and to the holders of Newco Interests at the Effective Time, which Registration Statement will also contain a proxy statement of SPAC (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from SPAC Shareholders for the matters to be acted upon at the Extraordinary General Meeting and providing the Public Shareholders an opportunity in accordance with the SPAC Memorandum and Articles and the IPO Prospectus to have their SPAC Class A Ordinary Shares redeemed (the “Redemption”) in conjunction with the shareholder vote on the SPAC Shareholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from SPAC Shareholders to vote, at a general meeting (whether annual or extraordinary) of SPAC Shareholders to be called and held for such purpose (the “Extraordinary General Meeting”), in favor of resolutions approving (i) as an ordinary resolution, the adoption and approval of this Agreement and the Transactions as a Business Combination, (ii) as a special resolution, the approval of the SPAC Merger and authorization of SPAC’s entry into the SPAC Plan of Merger, (iii) as an ordinary resolution (or if required by applicable Law or the SPAC Memorandum and Articles, as a special resolution) the adoption and approval of such other matters as the Seller, Newco, Pubco and SPAC shall hereafter mutually determine to be necessary or appropriate in order to effect the Transactions (the approvals described in foregoing clauses (i) through (iii), collectively, the “SPAC Shareholder Approval Matters”), and (iv) as an ordinary resolution, the adjournment of the Extraordinary General Meeting, if necessary or desirable in the reasonable determination of SPAC, in each case in accordance with the SPAC Memorandum and Articles, the Cayman Act, and the rules and regulations of the SEC and Nasdaq. If on the date for which the Extraordinary General Meeting is scheduled, SPAC has not received proxies representing a sufficient number of shares to obtain the Required Shareholder Approval, whether or not a quorum is present, SPAC may make one or more successive postponements or adjournments of the Extraordinary General Meeting in accordance with Section 8.11(d). In connection with the Registration Statement, SPAC and Pubco will file with the SEC financial and other information about the Transactions in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the SPAC Memorandum and Articles, the Cayman Act and the rules and regulations of the SEC and Nasdaq. SPAC and Pubco shall cooperate and provide the Seller (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. Newco and the Seller shall provide SPAC and Pubco with such information concerning Newco, the Seller and their respective shareholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be reasonably required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by Newco and the Seller shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(b) SPAC and Pubco shall take any and all reasonable and necessary actions required to satisfy the requirements of the SPAC Memorandum and Articles, the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Extraordinary General Meeting and the Redemption. Each of SPAC, Pubco and Newco shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to Newco, Pubco, SPAC, and their respective Representatives in connection with the drafting of the public filings with respect to the Transactions, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. SPAC and Pubco shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to the SPAC Shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the SPAC Memorandum and Articles; provided, that Pubco shall not amend or supplement the Registration Statement without the prior written consent of SPAC, which consent shall not to be unreasonably withheld, conditioned or delayed.

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(c) SPAC and Pubco, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use their reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. SPAC and Pubco shall provide the Seller with copies of any written comments, and shall inform the Seller of any material oral comments, that SPAC, Pubco or their respective Representatives receive from the SEC or its staff with respect to the Registration Statement, the Extraordinary General Meeting and the Redemption promptly after the receipt of such comments and shall give the Seller and its Representatives a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments, including to the extent possible, participation by the Seller or its counsel in discussions with the SEC.

(d) As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, SPAC shall set a record date for the Extraordinary General Meeting and distribute the Registration Statement to the SPAC Shareholders and, pursuant thereto, shall call and convene the Extraordinary General Meeting for a date no later than thirty (30) days following the effectiveness of the Registration Statement. SPAC shall, through the SPAC Board, subject to Section 8.11(d)(ii), recommend to the SPAC Shareholders the approval of the SPAC Shareholder Approval Matters and include such recommendation in the Proxy Statement, with such changes as may be mutually agreed by the Parties.

(i) Subject to Section 8.11(d)(ii), the SPAC Board shall not change, withdraw, withhold, qualify or modify its recommendation to the SPAC Shareholders that they vote in favor of the SPAC Shareholder Approval Matters (a “Modification in Recommendation”).

(ii) Notwithstanding anything to the contrary contained in this Agreement, the SPAC Board may, at any time prior to, but not after, obtaining the Required Shareholder Approval, make a Modification in Recommendation in response to an Intervening Event (an “Intervening Event Change in Recommendation”) if the SPAC Board determines in good faith, based on the advice of its outside legal counsel, that the failure to take such action would be a breach of the fiduciary duties of the SPAC Board under applicable Law; provided that: (A) Newco shall have received written notice from SPAC of SPAC’s intention to make an Intervening Event Change in Recommendation at least five (5) Business Days prior to the taking of such action by SPAC (the “Intervening Event Notice Period”), which notice shall specify the applicable Intervening Event in reasonable detail (including the facts and circumstances providing the basis for the determination by the SPAC Board to effect such Intervening Event Change in Recommendation), (B) during the Intervening Event Notice Period and prior to making an Intervening Event Change in Recommendation, if requested by Newco, SPAC and its Representatives shall have negotiated in good faith with Newco and its Representatives regarding any revisions or adjustments proposed by Newco to the terms and conditions of this Agreement as would enable the SPAC Board to proceed with its recommendation of this Agreement and the Transactions and not make such Intervening Event Change in Recommendation, (C) the SPAC and its Representatives shall have provided to Newco and its Representatives all applicable information with respect to such Intervening Event reasonably requested by Newco to permit Newco to propose revisions to the terms of this Agreement and (D) if Newco requested negotiations in accordance with the foregoing sub-clause (B), the SPAC Board may make an Intervening Event Change in Recommendation only if the SPAC Board, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that Newco shall have, prior to the expiration of the five (5) Business Day period, offered in writing in a manner that would form a binding contract if accepted by SPAC (and the other applicable Parties), continues to determine in good faith, based on the advice of outside counsel, that failure to make an Intervening Event Change in Recommendation would be a breach of its fiduciary duties to the SPAC Shareholders under applicable Law. An “Intervening Event” shall mean any material and negative event after the date of this Agreement that (i) was not known and was not reasonably foreseeable to the SPAC Board as of the date of this Agreement (or the consequences or magnitude of which were not reasonably foreseeable to the SPAC Board as of the date of this Agreement), which becomes known to the SPAC Board prior to the Extraordinary General Meeting, and (ii) does not relate to and excludes, whether alone or in combination, (A) any Acquisition Proposal or Alternative Transaction (in each case, solely with respect to SPAC), (B) the Transactions and/or this Agreement or any Ancillary Document (or any actions taken pursuant to this Agreement or any Ancillary Document, including obtaining all Consents required to be obtained from any Governmental Authority or any other Person), (C) any change in the price or trading volume of SPAC Class A Ordinary Shares, (D) any Action filed or threatened against SPAC or any member of the SPAC Board arising out of or related to the Transactions by any Person and (E) any change, event, circumstance, occurrence, effect, development or state of facts that is excluded in

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determining whether a Material Adverse Effect with respect to Newco has occurred or would reasonably be expected to occur pursuant to clauses (i), (ii), (iii) and (iv) of the definition thereof. For the avoidance of doubt, an Intervening Event Change in Recommendation shall constitute a Modification in Recommendation.

(iii) Notwithstanding anything to the contrary contained in this Agreement, during an Intervening Event Notice Period, the obligations of SPAC and/or the SPAC Board to make filings with the SEC with respect to the proposals contemplated herein, to give notice for or to convene a meeting, or to make a recommendation, shall be tolled to the extent reasonably necessary until such time as SPAC has filed an update to the Registration Statement with the SEC (which SPAC shall file as promptly as practicable after the Intervening Event Change in Recommendation), and in the event a filing and/or notice for a general meeting was made prior to the Intervening Event Notice Period, SPAC shall be permitted to adjourn or postpone such general meeting and to amend such filing as necessary in order to provide sufficient time for the SPAC Shareholders to consider any revised recommendation.

(iv) To the fullest extent permitted by applicable Law, (x) SPAC’s obligations to establish a record date for, duly call, give notice of, convene and hold the Extraordinary General Meeting shall not be affected by any Modification in Recommendation, (y) SPAC agrees to establish a record date for, duly call, give notice of, convene and hold the Extraordinary General Meeting and submit the SPAC Shareholder Approval Matters for approval by the SPAC Shareholders and (z) SPAC agrees that if the Required Shareholder Approval shall not have been obtained at any such Extraordinary General Meeting, then SPAC shall promptly continue to take all such reasonably necessary actions, including the actions required by this Section 8.11, and hold additional Extraordinary General Meetings in order to obtain the Required Shareholder Approval. SPAC may adjourn or postpone the Extraordinary General Meeting (i) to solicit additional proxies for the purpose of obtaining the Required Shareholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that SPAC has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the SPAC Shareholders prior to the Extraordinary General Meeting; provided that the Extraordinary General Meeting may not be adjourned or postponed to a date that is more than thirty (30) days after the date for which the Extraordinary General Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law).

(e) SPAC shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, the SPAC Memorandum and Articles and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the setting of the record date for, and the calling and holding of, the Extraordinary General Meeting and the Redemption.

8.12 Public Announcements.

(a) The Parties agree that during the Interim Period, no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the Transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent (not be unreasonably withheld, conditioned or delayed) of SPAC, Pubco and the Seller, except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance; provided that nothing shall prevent the Parties from issuing any press releases or making any public announcements about the Transactions containing information that has already been made public by the Parties.

(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, SPAC shall file a Current Report on Form 8-K, (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Seller shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Seller reviewing, commenting upon and approving such Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement), provided that SPAC provides the Seller with a reasonable period of time to complete such review, comment and approval prior thereto. The Parties shall mutually agree upon and, as promptly as practicable

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after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the Transactions (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, Pubco shall file a Current Report on Form 8-K, (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Sponsor and the Seller shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the Transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the Transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/or any Governmental Authority in connection with the Transactions contemplated hereby. Furthermore, nothing contained in this Section 8.12 shall prevent SPAC, Pubco, Newco or the Seller from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors that is substantively consistent with public statements previously consented to by the other Parties in accordance with this Section 8.12.

8.13 Confidential Information.

(a) The Parties (other than SPAC) hereby agree that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article X, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any SPAC Confidential Information, and will not use for any purpose (except in connection with the consummation of the Transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder or enforcing their rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the SPAC Confidential Information without SPAC’s prior written consent; and (ii) in the event that any Party (other than SPAC) or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article X, for a period of two (2) years after such termination, becomes legally compelled to disclose any SPAC Confidential Information, (A) provide SPAC to the extent legally permitted with prompt written notice of such requirement so that SPAC or an Affiliate thereof may seek, at SPAC’s cost, a protective Order or other remedy or waive compliance with this Section 8.13(a), and (B) in the event that such protective Order or other remedy is not obtained, or SPAC waives compliance with this Section 8.13(a), furnish only that portion of such SPAC Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its reasonable efforts to obtain assurances that confidential treatment will be accorded to such SPAC Confidential Information. In the event that this Agreement is terminated and the Transactions contemplated hereby are not consummated, Newco, Pubco, SPAC Merger Sub and the Seller shall, and shall cause their respective Representatives to, promptly deliver to SPAC or destroy (at Newco’s election) any and all copies (in whatever form or medium) of SPAC Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that Newco, Pubco, SPAC Merger Sub, the Seller and their respective Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any SPAC Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, Pubco and its Representatives shall be permitted to disclose any and all SPAC Confidential Information to the extent required by the Federal Securities Laws.

(b) SPAC hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article X, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Newco Confidential Information, and will not use for any purpose (except in connection with the consummation of the Transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of Newco Confidential Information without the Seller’s prior written consent; and (ii) in the event that SPAC or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article X, for a period of two (2) years after such termination, becomes legally compelled to disclose any Newco Confidential Information, (A) provide the Seller to the extent legally permitted with prompt written notice

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of such requirement so that the Seller may seek, at the their sole expense, a protective Order or other remedy or waive compliance with this Section 8.13(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Seller waives compliance with this Section 8.13(b), furnish only that portion of such Newco Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its reasonable efforts to obtain assurances that confidential treatment will be accorded to such Newco Confidential Information. In the event that this Agreement is terminated and the Transactions contemplated hereby are not consummated, SPAC shall, and shall cause its Representatives to, promptly deliver to the Seller or destroy (at SPAC’s election) any and all copies (in whatever form or medium) of Newco Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that SPAC and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Newco Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, SPAC and its Representatives shall be permitted to disclose any and all Newco Confidential Information to the extent required by the Federal Securities Laws.

8.14 Post-Closing Pubco Board of Directors and Officers.

(a) The Parties shall take all necessary action, including causing the directors of Pubco to resign, so that effective as of the Closing, (i) Pubco’s board of directors (the “Post-Closing Pubco Board”) will consist of five (5) persons, including (x) four (4) persons who are designated by the Seller, prior to the Closing, at least three (3) of whom shall be required to qualify as an independent director under Nasdaq rules and (y) the Chief Executive Officer of Pubco, and (ii) the persons listed in Annex A hereto under the heading “Officers” and such other persons as are designated by the Seller (the “Post Closing Pubco Officers”) are elected or appointed, as applicable, to such position of officers of Pubco as mutually agreed, to serve in such positions, in each case until such successors are duly appointed and qualified in accordance with the Pubco A&R Organizational Documents and applicable Law.

(b) At the Closing, Pubco will provide each member of the Post-Closing Pubco Board and each Post-Closing Pubco Officer with a customary indemnification agreement.

8.15 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of SPAC, Newco, Pubco, the SPAC Subsidiaries or SPAC Merger Sub (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and SPAC, any SPAC Subsidiary, Newco, Pubco or SPAC Merger Sub, in each case as in effect on the date of this Agreement (or upon formation with respect to the SPAC Subsidiaries), shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, Pubco shall cause the Organizational Documents of Pubco, SPAC, the SPAC Subsidiaries, Newco and SPAC Merger Sub to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement (or, with respect to the SPAC Subsidiaries, as of their date of formation) in the Organizational Documents of SPAC, Newco, Pubco, SPAC Merger Sub and the SPAC Subsidiaries, to the extent permitted by applicable Law. The provisions of this Section 8.15(a) shall survive the Closing indefinitely and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives. The provisions of this Section 8.15(a) shall be binding, jointly and severally, on Pubco and all its successors and assigns. In the event that Pubco or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Pubco shall ensure that proper provision shall be made so that the successors and assigns of Pubco shall succeed to the obligations set forth in this Section 8.15(a). In addition to the foregoing, only to the extent not covered by the existing directors’ and officers’ insurance of SPAC or, from and after the Effective Time, the D&O Tail Insurance, and further only to the extent not covered (or excluded) by the indemnity and exculpatory provisions contained in the SPAC Memorandum and Articles, Pubco hereby agrees to indemnify, defend and hold harmless the current directors of SPAC (and their heirs and legal representatives), to the fullest extent permitted by applicable Law, from, against and in respect of any and all losses, Liabilities, damages, penalties, amounts paid in settlement, costs and expenses (including reasonable expenses of

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investigation and court costs and reasonable attorneys’ fees and expenses) paid, suffered or incurred by, or imposed upon, any such director that are based upon, arise out of or result from, in whole or in part, directly or indirectly, any shareholder Action relating to the board’s failure to make a Modification in Recommendation in response to an adverse and material event involving SPAC and occurring after the date of this Agreement, which becomes known to the SPAC Board after the date of this Agreement, and prior to the Extraordinary General Meeting.

(b) Prior to the Effective Time, SPAC shall obtain and Pubco shall fully pay the premium for a “tail” insurance policy under SPAC’s existing insurance policy for the benefit of SPAC’s directors and officers that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Insurance”), on terms substantially equivalent to and in any event not less favorable in the aggregate than SPAC’s existing coverage (or, if substantially equivalent insurance coverage is unavailable, the best available coverage), except that in no event shall Pubco be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium currently payable by SPAC with respect to such current policy; provided, that, if the annual premium of such insurance coverage exceeds such amount, SPAC shall be obligated to obtain a “tail” insurance policy with the greatest coverage available for a cost not exceeding such amount from insurance carriers with the same or better credit rating as SPAC’s current insurance provider. Pubco and its Subsidiaries shall, for a period of six (6) years after the Effective Time, maintain the D&O Tail Insurance in effect and shall continue to honor the obligations thereunder and timely pay or cause to be paid all premiums with respect to the D&O Tail Insurance after the Closing.

8.16 Use of Proceeds.

(a) Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice SPAC shall provide to the Trustee in accordance with the terms of the Trust Agreement), in accordance with and pursuant to the Trust Agreement, at the Closing, SPAC shall (i) cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (ii) cause the Trustee to, and the Trustee shall thereupon be obligated to, (x) pay as and when due all amounts payable to former SPAC Shareholders pursuant to the Redemption and (y) pay all remaining amounts, less the fees and costs incurred by the Trustee in accordance with the Trust Agreement, then available in the Trust Account in accordance with Section 8.16(b).

(b) The Parties agree that, at the Closing, upon satisfaction or waiver of the conditions set forth in Article IX, the funds in the Trust Account (after taking into account payments for the Redemption) and the net proceeds of the PIPE Investment shall be used to pay or reimburse (i) the Expenses pursuant to and in accordance with Section 12.5 and (ii) any premiums for the D&O Tail Insurance. Any remaining cash in the Trust Account and remaining net proceeds of the PIPE Investment shall be disbursed to Newco or Pubco and used for working capital and general corporate purposes.

8.17 Contribution. During the Interim Period, Newco and the Seller shall use their reasonable best efforts to complete the Contribution immediately prior to the Closing, including exercising their respective rights to specifically enforce the Contribution Agreement.

8.18 Delisting and Deregistration. The Parties shall take all actions necessary or reasonably requested by another Party to cause the SPAC Class A Ordinary Shares to be delisted from Nasdaq (or be succeeded by the shares of Pubco Stock) and to terminate the SPAC’s registration with the SEC pursuant to Sections 12(b), 12(g) and 15(d) of the Exchange Act (or be succeeded by Pubco) as of the Closing Date.

8.19 Pubco A&R Organizational Documents. At or prior to the Closing, Pubco shall amend and restate the Pubco Organizational Documents (the “Pubco A&R Organizational Documents”) on terms that are satisfactory to the Seller.

8.20 Amendment and Restatement of Founder Registration Rights Agreement. SPAC, Pubco, the Sponsor and the Seller shall amend and restate the Founder Registration Rights Agreement, effective as of the Closing, substantially in the form of the Amended and Restated Registration Rights Agreement.

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8.21 PIPE Investments.

(a) Pubco shall use reasonable best efforts to take all actions and do all things necessary, proper or advisable to consummate the transactions contemplated by the Convertible Notes Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Convertible Notes Subscription Agreements, and exercising its right to specifically enforce the Convertible Notes Subscription Agreements pursuant to the terms thereof.

(b) SPAC shall use reasonable best efforts to take all actions and do all things necessary, proper or advisable to consummate the transactions contemplated by the SPAC Equity PIPE Subscription Agreements on the terms and conditions described therein, including maintaining in effect the SPAC Equity PIPE Subscription Agreements, and exercising its right to specifically enforce the SPAC Equity PIPE Subscription Agreements pursuant to the terms thereof.

(c) Newco shall use reasonable best efforts to take all actions and do all things necessary, proper or advisable to consummate the transactions contemplated by the Newco Equity PIPE Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Newco Equity PIPE Subscription Agreements, and exercising its right to specifically enforce the Newco Equity PIPE Subscription Agreements pursuant to the terms thereof.

8.22 Perpetual Convertible Preferred Stock. Pubco shall use reasonable best efforts to take all actions and do all things necessary, proper or advisable to consummate the transactions contemplated by the Perpetual Convertible Preferred Stock Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Perpetual Convertible Preferred Stock Subscription Agreements, and exercising its right to specifically enforce the Perpetual Convertible Preferred Stock Subscription Agreements pursuant to the terms thereof.

8.23 Additional Permitted Financings.

(a) SPAC, the Seller and Pubco shall be permitted to negotiate and enter into Additional Permitted Financings. For the avoidance of doubt, it is hereby understood and agreed that the decision to negotiate any Additional Permitted Financing from any potential alternative sources of financing and the terms of any such Additional Permitted Financing and the instruments governing such Additional Permitted Financings shall be subject to the prior written consent of each of SPAC and the Seller (which consent may be withheld in the sole and absolute discretion of the party asked to provide consent), and none of the foregoing actions shall be taken, and no Additional Permitted Financings shall be entered into, without such prior written consent.

(b) To the extent that any Additional Permitted Financings shall have been expressly consented to by SPAC and the Seller and entered into in accordance with the terms of Section 8.2(a):

(i) as of the date of entering into such Additional Permitted Financings, the Parties that are party to such Additional Permitted Financings will deliver to the other Parties true, correct and complete copies of each of the fully executed instruments governing such Additional Permitted Financings;

(ii) no Party shall enter into any side letters or Contracts related to the provision or funding, as applicable, of the purchases contemplated by the instruments governing such Additional Permitted Financings or the Transactions other than as expressly set forth in this Agreement, the instruments governing such Additional Permitted Financings or any other agreement entered into (or to be entered into) in connection with the Transactions or with the prior written consent of SPAC and the Seller; and

(iii) the Parties that are party to such Additional Permitted Financings shall use reasonable best efforts to take all actions and do all things necessary, proper or advisable to consummate the transactions contemplated by such Additional Permitted Financings on the terms and conditions described therein.

8.24 Pubco Incentive Plan. In the event that Pubco determines that it will implement a new equity incentive plan (the “Pubco Incentive Plan”), such Pubco Incentive Plan will be in a form reasonably acceptable to the Seller and SPAC.

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Article IX
CLOSING CONDITIONS

9.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions shall be subject to the satisfaction or written waiver (where permissible) by the Seller and SPAC of the following conditions:

(a) Required Shareholder Approval. The SPAC Shareholder Approval Matters that are submitted to the vote of the SPAC Shareholders at the Extraordinary General Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the SPAC Shareholders at the Extraordinary General Meeting in accordance with the SPAC Memorandum and Articles, applicable Law and the Proxy Statement (the “Required Shareholder Approval”).

(b) No Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the Transactions.

(c) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing.

(d) Exchange Listing. The shares of Pubco Class A Stock shall have been approved for listing on Nasdaq, the New York Stock Exchange or another national exchange reasonably acceptable to Pubco, SPAC and the Seller, subject only to notice of issuance.

(e) Funding of the PIPE Investments. The PIPE Investors shall have fully funded the PIPE Investments in accordance with Section 8.21 and their respective PIPE Subscription Agreements.

9.2 Conditions to Obligations of Newco, Pubco, SPAC Merger Sub and the Seller. In addition to the conditions specified in Section 9.1, the obligations of Newco, Pubco, SPAC Merger Sub and the Seller to consummate the Transactions are subject to the satisfaction or written waiver by the Seller of the following conditions:

(a) Representations and Warranties.

(i) The SPAC Fundamental Representations (other than Section 4.5(a)) shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect) in all material respects on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for those SPAC Fundamental Representations that address matters only as of a particular date (which SPAC Fundamental Representations shall have been true and correct in all material respects as of such date).

(ii) The representations and warranties of SPAC contained in Section 4.5(a) shall be true and correct in all but de minimis respects as of the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct in all but de minimis respects as of such date).

(iii) Each of the representations and warranties of SPAC contained in this Agreement (other than the SPAC Fundamental Representations) shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (x) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct as of such date) and (y) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, SPAC.

(b) Agreements and Covenants. SPAC shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to SPAC since the date of this Agreement which is continuing and uncured.

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(d) Sponsor Support Agreement. Each of the covenants of the Sponsor required under the Sponsor Support Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

9.3 Conditions to Obligations of SPAC and the SPAC Subsidiaries. In addition to the conditions specified in Section 9.1, the obligations of SPAC and the SPAC Subsidiaries to consummate the Transactions are subject to the satisfaction or written waiver by SPAC of the following conditions:

(a) Representations and Warranties.

(i) The Newco Fundamental Representations (other than Section 6.3(a)), Pubco and SPAC Merger Sub Fundamental Representations (other than Section 5.5(a)) and Seller Fundamental Representations shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect) in all material respects on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for those Newco Fundamental Representations, Pubco and SPAC Merger Sub Fundamental Representations or Seller Fundamental Representations that address matters only as of a particular date (which representations and warranties shall have been true and correct in all material respects as of such date).

(ii) The representations and warranties of Newco, Pubco, SPAC Merger Sub contained in Section 6.3(a) and Section 5.5(a) shall be true and correct in all but de minimis respects as of the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct in all but de minimis respects as of such date).

(iii) Each of the representations and warranties of Newco, Pubco, SPAC Merger Sub and the Seller (other than Newco Fundamental Representations, Pubco and SPAC Merger Sub Fundamental Representations and Seller Fundamental Representations) shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (a) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct as of such date) and (b) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, Newco, Pubco or the Seller.

(b) Agreements and Covenants. Each of Newco, Pubco, SPAC Merger Sub and the Seller shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to Newco or Pubco since the date of this Agreement.

(d) Completion of the Contribution. The Contribution shall have been completed in accordance with the terms of the Contribution Agreement, and the applicable Bitcoin shall be placed into a custodial account with the Custodian.

9.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to Newco, the Seller, Pubco or SPAC Merger Sub) to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article X
TERMINATION

10.1 Termination. This Agreement may be terminated and the Transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of SPAC and the Seller;

(b) by written notice by SPAC or the Seller if any of the conditions to the Closing set forth in Article IX have not been satisfied or waived by the date that is one (1) year from the date of this Agreement (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be

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available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the primary cause of, or directly resulted in, the failure of the Closing to occur on or before the Outside Date;

(c) by written notice by either SPAC or the Seller if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d) by written notice by the Seller to SPAC, if (i) there has been a material breach by SPAC or any SPAC Subsidiary of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of SPAC or any SPAC Subsidiary shall have become materially untrue or materially inaccurate, in any case, which would result in a failure of a condition set forth in Section 9.2(a) or Section 9.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to SPAC by the Seller or (B) five (5) Business Days prior to the Outside Date; provided, that the Seller shall not have the right to terminate this Agreement pursuant to this Section 10.1(d) if at such time Newco, Pubco, SPAC Merger Sub or the Seller is in material uncured breach of this Agreement;

(e) by written notice by the Seller to SPAC within ten (10) Business Days after there has been a Modification in Recommendation;

(f) by written notice by SPAC to the Seller, if (i) there has been a material breach by Newco, Pubco, SPAC Merger Sub or the Seller of any of their respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 9.3(a) or Section 9.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Seller by SPAC or (B) five (5) Business Days prior to the Outside Date; provided, that SPAC shall not have the right to terminate this Agreement pursuant to this Section 10.1(f) if at such time SPAC or any SPAC Subsidiary is in material uncured breach of this Agreement; or

(g) without prejudice to the SPAC’s obligations under Section 8.11(d)(iv), by written notice by either SPAC or the Seller to the other if the Extraordinary General Meeting is held (including any adjournments or postponements thereof) and has concluded, SPAC Shareholders have duly voted, and the Required Shareholder Approval was not obtained.

10.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 10.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 10.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 8.12, 8.13, 11.1, Article XII and this Section 10.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 11.1). Without limiting the foregoing, and except as provided in Section 12.5 and this Section 10.2 (but subject to Section 11.1, and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 12.7), the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the Transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 10.1.

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Article XI
WAIVERS AND RELEASES

11.1 Waiver of Claims Against Trust. Each of Newco, Pubco, SPAC Merger Sub and the Seller hereby represents and warrants that it has read the IPO Prospectus and understands that SPAC has established the Trust Account containing the proceeds of the IPO, from certain private placements occurring simultaneously with the IPO and from certain loans agreed to be made by Sponsor (including interest accrued from time to time thereon) for the benefit of the holders of the SPAC Class A Ordinary Shares issued and sold in the IPO (the “Public Shareholders”) and that, except as otherwise described in the IPO Prospectus, SPAC may disburse monies from the Trust Account only: (a) to the Public Shareholders in the event they elect to redeem their SPAC Class A Ordinary Shares in connection with the consummation of its initial Business Combination or in connection with an amendment to the SPAC Memorandum and Articles to extend SPAC’s deadline to consummate a Business Combination, (b) to the Public Shareholders if SPAC fails to consummate a Business Combination within twenty four (24) months after the closing of the IPO, subject to further extension by amendment to the SPAC Memorandum and Articles, (c) with respect to any interest earned on the amounts held in the Trust Account, as necessary to pay any income taxes, and (d) to SPAC after or concurrently with the consummation of a Business Combination. For and in consideration of SPAC entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Newco, Pubco, SPAC Merger Sub and the Seller hereby agree on behalf of themselves and their Affiliates, notwithstanding anything to the contrary in this Agreement, that none of Newco, Pubco, SPAC Merger Sub, the Seller nor any of their respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Newco, Pubco, SPAC Merger Sub and the Seller on behalf of themselves and their respective Affiliates hereby irrevocably waive any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements hereunder and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with SPAC or its Affiliates). Newco, Pubco, SPAC Merger Sub and the Seller each agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by SPAC to induce SPAC to enter in this Agreement, and Newco, Pubco, SPAC Merger Sub and the Seller each further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent Newco, Pubco, either Merger Sub, the Seller or any of their respective Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to this Agreement or the Transactions, which proceeding seeks, in whole or in part, monetary relief against the Trust Account, each such Party hereby acknowledge and agree that such Party’s and its Affiliates’ sole remedy with respect to monetary relief shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Nothing in this Section 11.1 shall amend, limit, alter, change, supersede or otherwise modify the right of Newco, Pubco, SPAC Merger Sub or the Seller to (a) bring any action or actions for specific performance, injunctive and/or other equitable relief or (b) bring or seek a claim for damages against SPAC, or any of its successors or assigns, for any breach of this Agreement (but such claim shall not be against the Trust Account or any funds distributed from the Trust Account). This Section 11.1 shall survive termination of this Agreement for any reason.

11.2 Release and Covenant Not to Sue. Effective as of the Closing, to the fullest extent permitted by applicable Law, the Seller, on behalf of itself and its Affiliates that owns any share or other equity interest in or of the Seller (the “Releasing Persons”), hereby releases and discharges Newco, SPAC, Pubco and SPAC Merger Sub from and against any and all Actions, obligations, agreements, debts and Liabilities whatsoever, whether known or unknown, both at law and in equity, which such Releasing Person now has, has ever had or may hereafter have against such Parties arising on or prior to the Closing Date or on account of or arising out of any matter occurring on or prior to the Closing Date, including any rights to indemnification or reimbursement from Newco, whether pursuant to its Organizational Documents, Contract or otherwise, and whether or not relating to claims pending on, or asserted after, the Closing Date. From and after the Closing, each Releasing Person hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Action, or commencing or causing to be commenced, any Action of any kind against any of the Parties or their respective Affiliates, based upon any matter purported to be released hereby. Notwithstanding anything herein to the contrary, the releases and restrictions set forth herein shall not apply to any claims a Releasing Person may have against any Party pursuant to this Agreement or any Ancillary Document.

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Article XII
MISCELLANEOUS

12.1 Survival. Except as otherwise contemplated by Section 10.2, (a) the representations and warranties of the Parties contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Parties pursuant to this Agreement) shall not survive the Closing, and from and after the Closing, the Parties and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against any of the Parties or their respective Representatives with respect thereto and (b) the covenants and agreements made by the Parties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms), including, for the avoidance of doubt, Section 2.15, Section 8.15, Section 11.1 and this Article XII.

12.2 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (a) in person, (b) by facsimile, email or other electronic means, with affirmative confirmation of receipt (excluding out-of-office replies or other automatically generated responses), (c) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (d) four (4) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to SPAC or the SPAC Subsidiaries, at or prior to the Closing, to:

110 East 59th Street
New York, NY 10022
Attn: Chief Executive Officer
Email: [***]

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105, USA
Attn:      Stuart Neuhauser, Esq.
              Lloyd N. Steele, Esq.
Email:    [***]

If to the Seller, Pubco, Newco or SPAC Merger Sub at, prior to or after the Closing or to SPAC after the Closing, to:

P.O. Box 10729
45 Beckz Close
George Town
Grand Cayman KY1-1007
Cayman Islands
Attn: Adam Back
Email: [***]

with a copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate,
EC2N 4BQ London
Attn: Lorenzo Corte, Maria Protopapa, Marissa Weinrauch
Email: [***]

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12.3 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Other than with respect to the Mergers, this Agreement shall not be assigned by any Party by operation of Law or otherwise without the prior written consent of SPAC (in the case of Pubco, Newco, SPAC Merger Sub or the Seller) or the Seller (in the case of SPAC or any SPAC Subsidiary), and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

12.4 Third Parties. Nothing contained in this Agreement or in any Ancillary Document shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party or party thereto or a successor or permitted assign of such a Party; provided, however, that (a) in the event that the Closing occurs, the D&O Indemnified Persons are intended third-party beneficiaries of Section 8.15(a) and (b) the past, present or future directors, officers, agents, employees, equityholders or other Representatives, Affiliates, successors or assignees of any Party, are intended third-party beneficiaries of, and may enforce, Section 12.1 and Section 12.14.

12.5 Fees and Expenses.

(a) Subject to Section 11.1, all Expenses incurred in connection with this Agreement and the Transactions contemplated hereby shall be paid by the Party incurring such Expenses, provided that, if the Closing shall occur, Pubco shall reimburse or pay or cause to be reimbursed or paid, at or promptly following Closing, by wire transfer of immediately available funds, all Expenses. For the avoidance of doubt, any payments to be made (or to cause to be made) by Pubco pursuant to this Section 12.5 shall be paid upon consummation of the Transactions and release of proceeds from the Trust Account.

(b) Notwithstanding the terms of Section 12.5(a), subject to and conditioned upon the Closing, in accordance with the terms of the Sponsor Support Agreement, the aggregate of all amounts outstanding and due to Sponsor from SPAC under the Sponsor Loan Notes as of the Closing shall be repaid in either cash or SPAC Class A Ordinary Shares at $10.00 per share as determined by the Sponsor on the SPAC Pre-Closing Statement, and if the Sponsor determines that any such amount is to be repaid in SPAC Class A Ordinary Shares, then the portion of such outstanding amount shall be automatically converted, immediately prior to the SPAC Merger, into a number of SPAC Class A Ordinary Shares equal to the quotient of (1) the aggregate amount owed by SPAC under the Sponsor Loan Notes that is to be repaid in SPAC Class A Ordinary Shares, as set forth on the SPAC Pre-Closing Statement delivered by SPAC pursuant to Section 3.2(a), divided by (2) $10.00.

12.6 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) Subject to Section 12.6(b), this Agreement and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware, without regard to the conflict of Laws principles or rules thereof to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

(b) Any Action based upon, arising out of or related to this Agreement or the Transactions must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware and the Parties will endeavor to have such Action assigned to the Delaware Complex Commercial Litigation Division thereof), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each Party irrevocably (i) submits to the exclusive jurisdiction of each such court in any such Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Action shall be heard and determined only in any such court, and (iv) agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence Actions or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 12.6.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Annex A-56

12.7 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the Transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages would be inadequate and the non-breaching Parties would not have an adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

12.8 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable by any court of competent jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

12.9 Amendment. Subject to the provisions of applicable Law, this Agreement may be amended, supplemented or modified only by execution of a written instrument signed by each of SPAC, Pubco, Newco and the Seller.

12.10 Waiver. Each Party may in its sole discretion (a) extend the time for the performance of any obligation or other act of any other non-Affiliated Party, (b) waive any inaccuracy in the representations and warranties by any other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (c) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

12.11 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any Exhibits, Annexes and Schedules, which Exhibits, Annexes and Schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

12.12 Counterparts. This Agreement may be executed and delivered (including by facsimile, email or other electronic means or transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Copies of executed counterparts of this Agreement transmitted by electronic transmission (including by email or in .pdf format) or facsimile as well as electronically or digitally executed counterparts (such as DocuSign) shall have the same legal effect as original signatures and shall be considered original executed counterparts of this Agreement.

12.13 Legal Representation.

(a) The Parties agree that, notwithstanding the fact that Ellenoff Grossman & Schole, LLP (“EGS”) may have, prior to Closing, jointly represented SPAC, the SPAC Subsidiaries and Sponsor in connection with this Agreement, the Ancillary Documents and the Transactions, and has also represented SPAC and its Affiliates in connection with matters other than the Transactions that are the subject of this Agreement, EGS will be permitted in the future, after Closing, to represent the Sponsor or its Affiliates in connection with matters in which such Persons are adverse to Pubco, SPAC or any of their respective Affiliates, including any disputes arising out of, or related to, this Agreement. Newco, Pubco, SPAC Merger Sub and the Seller, who are or have the right to be represented by independent counsel in connection with the Transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with EGS’s future representation of one or more of the Sponsor or its Affiliates in which the interests

Annex A-57

of such Person are adverse to the interests of Pubco, SPAC Merger Sub, SPAC, Newco, the Seller or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by EGS of Sponsor, SPAC or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, Sponsor shall be deemed the client of EGS with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to Sponsor, shall be controlled by Sponsor and shall not pass to or be claimed by Pubco or SPAC; provided, further, that nothing contained herein shall be deemed to be a waiver by Pubco, SPAC or any of their respective Affiliates of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

(b) The Parties agree that, notwithstanding the fact that Skadden, Arps, Slate, Meagher & Flom (UK) LLP (“Skadden”) may have, prior to Closing, jointly represented Pubco, SPAC Merger Sub, Newco and the Seller in connection with this Agreement, the Ancillary Documents and the Transactions, and may have also represented Pubco, SPAC Merger Sub, Newco, the Seller and/or their respective Affiliates in connection with matters other than the Transactions that are the subject of this Agreement, Skadden will be permitted in the future, after Closing, to represent Pubco, SPAC Merger Sub, Newco and the Seller or their respective Affiliates in connection with matters in which such Persons are adverse to any other party to the Agreement, or any of their respective Affiliates, including any disputes arising out of, or related to, this Agreement. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Seller, Pubco, Newco and SPAC Merger Sub shall be deemed the clients of Skadden with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong to each such respective party, shall be controlled thereby and shall not pass to or be claimed by any other party; provided, further, that nothing contained herein shall be deemed to be a waiver by any party or any of their respective Affiliates of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

12.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Parties acknowledge and agree that, no recourse under this Agreement or under any Ancillary Documents shall be had against any Person that is not a Party to this Agreement or such Ancillary Document, including any past, present or future director, officer, agent, employee, equityholder or other Representative or any Affiliate or successor or assignee thereof that is not a Party (collectively, the “Non-Recourse Parties”), as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Party, as such, for any obligation or liability of a Party under this Agreement or Person party to such Ancillary Document under any Ancillary Document for any claim based on, in respect of or by reason of such obligations or liabilities or their creation.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK;
SIGNATURE PAGE FOLLOWS]

Annex A-58

IN WITNESS WHEREOF, each Party has caused this Business Combination Agreement to be signed and delivered by its respective duly authorized signatory as of the date first written above.

SPAC:
CANTOR EQUITY PARTNERS I, INC.
By:	/s/ Brandon Lutnick
Name:	Brandon Lutnick
Title:	Chief Executive Officer
Pubco:
BSTR HOLDINGS, INC.
By:	/s/ Adam Back
Name:	Adam Back
Title:	Authorized Person
SPAC Merger Sub:
BSTR INTERMEDIATE
By:	/s/ Adam Back
Name:	Adam Back
Title:	Authorized Person
Newco:
BSTR NEWCO, LLC
By:	/s/ Adam Back
Name:	Adam Back
Title:	Authorized Person
The Seller:
BSTR HOLDINGS CAYMAN
By:	/s/ Adam Back
Name:	Adam Back
Title:	Authorized Person
SPAC Subsidiaries:
PEMS SUB A, INC.
By:	/s/ Brandon Lutnick
Name:	Brandon Lutnick
Title:	Chief Executive Officer
PEMS SUB B, INC.
By:	/s/ Brandon Lutnick
Name:	Brandon Lutnick
Title:	Chief Executive Officer
PEMS MERGER SUB C, INC.
By:	/s/ Brandon Lutnick
Name:	Brandon Lutnick
Title:	Chief Executive Officer

Annex A-59

Annex A

Officers

Chief Executive Officer: Dr. Adam Back

Chief Investment Officer: Sean Bill

Annex A-60

Annex B

Terms of Pubco Stock and Newco Exchange Interests

A.     TERMS OF PUBCO CLASS A STOCK

The shares of Pubco Class A Stock will be denominated in US Dollars with a par value of $0.01 each.

1.      Voting Rights

•        The shares of Pubco Class A Stock will have no voting rights except as required by the DGCL.

2.      Rights to Dividends and Other Distributions

•        Each holder of shares of Pubco Class A Stock will be entitled to receive distributions, whether in the form of dividends (if any), return of capital on a winding up or any other means (a “Distribution”), in proportion to the number of shares of Pubco Class A Stock held by them.

3.      Transferability

•        The shares of Pubco Class A Stock will be admitted and listed for trading on the NASDAQ Stock Market or any other stock market agreed to by SPAC and Pubco and will be freely transferable subject to the terms of the Lock-Up Agreement, the Insider Letter dated as of January 6, 2025 (as may be amended from time to time) applicable to the Sponsor and any restrictions pursuant to applicable Law.

4.      Initial Holders

•        Seller

•        SPAC Equity PIPE Investors

•        Convertible Note Investors (upon conversion)

•        Convertible Preferred Investors (upon conversion)

•        SPAC Shareholders (including Sponsor)

B.     TERMS OF PUBCO CLASS B STOCK

The shares of Pubco Class B Stock will be denominated in US Dollars with a par value of $0.01 each.

1.      Voting Rights

•        The shares of Pubco Class B Stock will be issued with voting rights attached to them and each share will have one (1) vote.

2.      Rights to Dividends and Other Distributions

•        Each holder of shares of Pubco Class B Stock will not be entitled to economic rights, including any rights to Distributions.

3.      Transferability

•        The shares of Pubco Class B Stock will not be admitted and listed for trading on any stock exchange and will not be freely transferable.

•        The shares of Pubco Class B Stock will be cancelled pro rata upon any transfer of shares of Pubco Class A Stock by Seller to any third party (other than their respective Affiliates).

•        The shares of Pubco Class A Stock will acquire full voting rights upon cancellation of all shares of Pubco Class B Stock.

4.      Initial Holder

•        Seller

Annex A-61

C.     TERMS OF NEWCO EXCHANGE INTERESTS

Each Newco PIPE Investor will have its membership interests in Newco recapitalized (automatically upon Closing pursuant to the Agreement) into Newco Exchange Interests that are intended to be economically fungible with shares of Pubco Class A Stock. The First A&R Newco LLCA will provide for multiple classes of units/interests that mirror Pubco’s capital structure, such that holding a Newco Exchange Interest will be economically approximate to holding a share of Pubco Class A Stock.

1.      Redemption

•        Newco Exchange Interests can be redeemed, at each Newco PIPE Investor’s option, for shares of Pubco Class A Stock on a 1:1 basis or, at Pubco’s election, for the cash equivalent.

2.      Liquidation

•        In the event of a liquidation, Newco PIPE Investors will be treated equivalently to holders of shares of Pubco Class A Stock.

3.      Lock up

•        To the extent there are 100 or more Newco PIPE Investors, the ability to exchange Newco Exchange Interests for shares of Pubco Class A Stock will be restricted (to once per quarter and with 60 days advance notice) in order to comply with certain safe harbors under the publicly traded partnership rules.

4.      Initial Holders

•        Newco PIPE Investors

Annex A-62

Annex B

Plan of Merger

[To be filed with amendment]

Annex B-1

Annex C

Form of Amended and Restated Certificate of Formation of Pubco

[To be filed with amendment]

Annex C-1

Annex D

Form of Amended and Restated Bylaws of Pubco

[To be filed with amendment]

Annex D-1

Annex E

Certain personally identifiable information has been omitted from this exhibit pursuant to item 601(a)(6) of Regulation S-K. [***] indicates that information has been redacted.

FORM OF LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of [•], 2025 by and between BSTR Holdings, Inc., a Delaware corporation (“Pubco”) and the undersigned (“Holder”). Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Business Combination Agreement (as defined below);

WHEREAS, on July 16, 2025, Pubco, Cantor Equity Partners I, Inc., a Cayman Islands exempted company (“SPAC”), PEMS Sub A, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC (“SPAC Subsidiary A”), PEMS Sub B, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), BSTR Intermediate, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“SPAC Merger Sub”), BSTR Newco, LLC, a Delaware limited liability company (“Newco”), PEMS Merger Sub C, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B (“Newco Merger Sub”), Holder and the other parties thereto entered into that certain Business Combination Agreement (as amended from time to time, the “Business Combination Agreement”);

WHEREAS, pursuant to the Business Combination Agreement, subject to the terms and conditions thereof, among other matters, pursuant to and in accordance with applicable laws and upon the consummation of the transactions contemplated by the Business Combination Agreement (the “Closing”): (a) SPAC will merge with and into SPAC Merger Sub, with SPAC Merger Sub continuing as the surviving entity (the “SPAC Merger”), and with SPAC Shareholders receiving one share of Pubco Class A Stock for each Class A ordinary share, par value $0.01 per share, of SPAC held by such shareholder; (b) Newco Merger Sub will merge with and into Newco, with Newco continuing as the surviving entity (the “Newco Merger,” and together with SPAC Merger, the “Mergers”), and with certain members of Newco receiving shares of Pubco Stock in exchange for their Newco Interests in accordance with the Business Combination Agreement; and (c) as a result of the Mergers and the other transactions contemplated by the Business Combination Agreement (the “Transactions”), among other matters, SPAC Merger Sub will become a wholly owned subsidiary of Pubco, SPAC Subsidiary B will become the managing member of Newco, and Pubco will become a publicly traded company;

WHEREAS, as of the date hereof, Holder is a holder of shares of Pubco Stock in such amount as set forth underneath Holder’s name on the signature page hereto; and

WHEREAS, pursuant to the Business Combination Agreement and the transactions contemplated thereby and the Ancillary Documents, and in view of the valuable consideration to be received by Holder thereunder, the receipt and sufficiency of which is hereby acknowledged, the parties desire to enter into this Agreement, pursuant to which the shares of Pubco Class A Stock received by Holder in the Transactions (all such securities, including, without limitation, any securities into which such securities are exchanged or converted, the “Restricted Securities”) shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Lock-Up Provisions.

(a) Holder hereby agrees not to, without the prior written consent of Pubco in accordance with Section  2(g), during the period (the “Lock-Up Period”) commencing from the Closing Date and ending on the earlier of (A) the one (1) year anniversary of the Closing Date and (B) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Pubco Stock for cash, securities or other property: (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidation with respect to or decrease a call equivalent position within the meaning of Section 16 of the Securities and Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission promulgated thereunder with respect to, any Restricted Securities; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any

Annex E-1

of the economic consequences of ownership of any Restricted Securities, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; or (iii) publicly announce the intention to effect any transaction specified in clause (i) or (ii) (any of the foregoing described in clauses (i), (ii) or (iii), a “Prohibited Transfer”). The foregoing sentence shall not apply to the transfer of any or all of the Restricted Securities owned by Holder (each, a “Permitted Transferee”): (I) in the case of an entity, transfers (A) to another entity that is an Affiliate of the Holder, (B) as part of a distribution to members, partners or stockholders of Holder and (C) to officers or directors of Holder, any Affiliate or family member of any of Holder’s officers or directors, or to any members, officers, directors or employees of Holder or any of its Affiliates; (II) in the case of an individual, transfers by gift to members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an Affiliate of such person; (III) to a charitable organization; (IV) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of the individual; (V) in the case of an individual, transfers pursuant to a qualified domestic relations order; (VI) in the case of an entity, transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (VII) transfers to satisfy any U.S. federal, state, or local income tax obligations of Holder (or its direct or indirect owners) to the extent necessary to cover any tax liability as a direct result of the Transactions; or (VIII) in the form of a pledge of Restricted Securities in a bona fide transaction as collateral to secure obligations pursuant to lending or other financing arrangements between a Holder (or its Affiliates), on the one hand, and a third party, on the other hand, for the benefit of such Holder and/or its Affiliates; provided, however, that during the Lock-Up Period such third party shall not be permitted to foreclose upon such Restricted Securities or otherwise be entitled to enforce its rights or remedies with respect to the Restricted Securities, including, without limitation, the right to vote, transfer or take title to or ownership of such Restricted Securities; provided, however, that it shall be a condition to any transfer pursuant to clauses (I) through (VIII) above that the Permitted Transferee executes and delivers to Pubco an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to Holder, and there shall be no further transfer of such Restricted Securities except in accordance with this Agreement. Holder further agrees to execute such agreements as may be reasonably requested by Pubco that are consistent with the foregoing or that are necessary to give further effect thereto. The restrictions set forth herein shall not restrict Holder from making a request for inclusion of its Restricted Securities in any registration statement pursuant to any registration rights agreement between Pubco and the Holder, provided that no public filing or public disclosure relating to such sale of securities is made during the Lock-Up Period.

(b) If any Prohibited Transfer is made or attempted contrary to the provisions of this Agreement, such purported Prohibited Transfer shall be null and void ab initio, and Pubco shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, Pubco may impose stop-transfer instructions with respect to the Restricted Securities of Holder (and Permitted Transferees and assigns thereof) until the end of the Lock-Up Period.

(c) During the Lock-Up Period, each certificate evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [•], 2025, BY AND BETWEEN THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(d) For the avoidance of any doubt, Holder shall retain all of its rights as a stockholder of Pubco during the Lock-Up Period, including the right to vote any Restricted Securities.

2. Miscellaneous.

(a) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of Holder are personal to Holder and may not be transferred or delegated by Holder at any time without the prior written consent of Pubco in accordance with Section  2(g), except in accordance with the procedures set forth for transfers of Restricted Securities to Permitted Transferees in Section 1(a), and any such purported transfer

Annex E-2

shall be null and void. Pubco may freely assign any or all of its rights under this Agreement, other than the Sponsor’s rights under Section  2(g), in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder.

(b) Third Parties. Except for the rights of the Sponsor (or its assignee) as provided in Section  2(g), nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

(c) Governing Law; Jurisdiction; Specific Performance. Sections 12.6 and 12.7 of the Business Combination Agreement shall apply to this Agreement mutatis mutandis.

(d) Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(e) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by electronic means (including email), with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Pubco, to: P.O. Box 10729 45 Beckz Close George Town Grand Cayman KY1-1007 Cayman Islands Attn: Adam Back Email: [***]	With copies to (which shall not constitute notice) to: Skadden, Arps, Slate, Meagher & Flom (UK) LLP 22 Bishopsgate EC2N 4BQ London Attn: Lorenzo Corte Maria Protopapa Marissa Weinrauch Email: [***]
If to the Sponsor, to: Cantor EP Holdings I, LLC 110 East 59th Street New York, NY 10022 Email: [***]

With a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105, USA

Attn: Stuart Neuhauser, Esq.

Lloyd N. Steele, Esq.

Email: [***]

If to Holder, to: the address set forth below Holder’s name on the signature page to this Agreement.

(f) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of Pubco (in accordance with Section  2(g)) and Holder; provided, however, that if any waiver of any of the Lock-Up Agreements executed in connection with the Business Combination Agreement is granted by Pubco, Pubco will provide notice to Holder, and if Holder so elects, such waiver shall be deemed granted mutatis mutandis for this Agreement. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

Annex E-3

(g) Authorization on Behalf of Pubco. The parties acknowledge and agree that notwithstanding anything to the contrary contained in this Agreement, from and after the Closing, any and all determinations, actions or other authorizations under this Agreement on behalf of Pubco with respect to the approval of, or consent to, a Prohibited Transfer during the Lock-Up Period or any amendment or waiver of the Lock-Up Period, including any waivers or amendments of this Agreement or the provisions hereof that have the effect of amending or waiving any of the foregoing terms, shall be made, taken and authorized by, or as directed by Cantor EP Holdings I, LLC, a Delaware limited liability company (the “Sponsor”); provided that the Sponsor may, without being required to obtain the consent of any party hereto, assign all of its rights under this Agreement to any Affiliate of the Sponsor to whom the Sponsor’s shares of Pubco Stock are transferred after the Closing in compliance with any applicable contractual or legal requirements. Without limiting the foregoing, in the event that Holder or Holder’s Affiliate serves as a director, officer, employee or other authorized agent of Pubco or any of its current or future Affiliates, Holder and/or Holder’s Affiliate shall have no authority, express or implied, to act or make any determination on behalf of Pubco or any of its current or future Affiliates in connection with this Agreement or any dispute or Action with respect hereto.

(h) Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a court of competent jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(i) Entire Agreement. This Agreement, together with the Business Combination Agreement to the extent referred to herein, constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Business Combination Agreement or any Ancillary Document. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of Pubco or any of the rights, remedies or obligations of Holder under any other agreement between Holder and Pubco or any certificate or instrument executed by Holder in favor of Pubco, and nothing in any other agreement, certificate or instrument shall limit any of the rights, remedies or obligations of Pubco or any of the rights, remedies or obligations of Holder under this Agreement.

(j) Further Assurances. From time to time, at another party’s reasonable request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(k) Counterparts.  This Agreement may be executed and delivered (including by electronic signature or by email in portable document form) in two or more counterparts and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

Annex E-4

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Pubco:
BSTR Holdings, inc.
By:
Name:
Title:

{Additional Signature on the Following Page}

Annex E-5

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Holder:
Name of Holder: _______________________________
By:__________________________________________
Name:
Title:

Number and Type of Pubco Class A Stock Owned:

Pubco Class A Stock:____________________________
_____________________________________________

Address for Notice:

Address:____________________________________
___________________________________________
___________________________________________
Facsimile No.:________________________________
Telephone No.:_______________________________
Email:______________________________________

Annex E-6

Annex F

Certain personally identifiable information has been omitted from this exhibit pursuant to item 601(a)(6) of Regulation S-K. [***] indicates that information has been redacted.

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of July 16, 2025, by and among Cantor EP Holdings I, LLC, a Delaware limited liability company (“Sponsor”), Cantor Equity Partners I, Inc., a Cayman Islands exempted company (“SPAC”) and BSTR Holdings, Inc., a Delaware corporation (“Pubco”). Capitalized terms used but not defined herein have the meanings assigned to them in the Business Combination Agreement by and among SPAC, Pubco, BSTR Newco, LLC, a Delaware limited liability company (“Newco”), and the other parties thereto, dated as of July 16, 2025 (as may be amended from time to time, the “BCA”).

WHEREAS, as of the date hereof, Sponsor owns 5,000,000 SPAC Class B Ordinary Shares (the “Founder Shares”) and 500,000 SPAC Class A Ordinary Shares (the “Private Placement Shares” and, together with the Founder Shares and any New Securities (as defined below) of which ownership of record or the power to vote is hereafter acquired by Sponsor prior to the termination of this Agreement, the “Sponsor Shares”);

WHEREAS, in connection with SPAC’s initial public offering (the “IPO”), SPAC, Sponsor and the then current officers and directors of SPAC entered into a letter agreement, dated as of January 6, 2025 (as amended, the “Insider Letter”), pursuant to which Sponsor agreed to certain voting requirements, transfer restrictions and waiver of redemption rights with respect to the SPAC Ordinary Shares owned by it;

WHEREAS, Section 17 of SPAC’s Amended and Restated Memorandum and Articles of Association (the “SPAC Memorandum and Articles”) provides, among other matters, that the SPAC Class B Ordinary Shares will automatically convert into SPAC Class A Ordinary Shares upon the consummation of an initial business combination, subject to adjustment if additional SPAC Class A Ordinary Shares or Equity-linked Securities (as defined in the SPAC Memorandum and Articles) are issued or deemed issued in excess of the amounts sold in the IPO (the “Anti-Dilution Right”), excluding certain exempted issuances;

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC, Pubco, Newco and the other parties thereto are entering into the BCA, pursuant to which, upon the consummation of the transactions contemplated thereby (the “Closing”), among other matters (a) SPAC will merge with and into SPAC Merger Sub (with SPAC Merger Sub surviving such merger as a direct wholly-owned subsidiary of Pubco) (the “SPAC Merger”) and (b) at least two (2) hours after the SPAC Merger, Newco Merger Sub will merge with and into Newco (with Newco surviving such merger as an indirect wholly-owned subsidiary of Pubco) (the “Newco Merger” and, together with the SPAC Merger and the other transactions contemplated by the BCA and the Ancillary Documents, including the Contribution and the PIPE Investments, the “Transactions”), upon the terms and subject to the conditions set forth therein; and

WHEREAS, as a condition and inducement to Pubco’s willingness to enter into the BCA, Pubco has required that Sponsor enter into this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and subject to the conditions set forth herein, the parties hereto agree as follows:

1. Sponsor Voting Requirements. At any meeting of the SPAC Shareholders, however called, or at any adjournment or postponement thereof, or in any other circumstance in which the vote, consent or other approval of the SPAC Shareholders is sought, Sponsor shall (i) if a meeting is held, appear at each such meeting (in person or by proxy) or otherwise cause all of the Sponsor Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of the Sponsor Shares:

(a) in favor of each SPAC Shareholder Approval Matter;

(b) against any Acquisition Proposal or Alternative Transaction;

Annex F-1

(c) against any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC (other than the Transactions);

(d) against any change in the business of SPAC; and

(e) against any proposal, action or agreement involving SPAC that would or would reasonably be expected to (i) impede, frustrate, prevent or nullify any provision of this Agreement, the BCA or any Ancillary Document, (ii) result in a breach in any material respect of any covenant, representation, warranty or any other obligation or agreement of SPAC under the BCA or any Ancillary Document, (iii) result in any of the conditions in respect of obligations of SPAC or the Parties set forth in Article IX of the BCA not being fulfilled, or (iv) change in any manner the capitalization of, including the voting rights of any class of share capital of, SPAC (other than in connection with the SPAC Shareholder Approval Matters).

2. Enforcement of Insider Letter. During the Interim Period, for the benefit of Pubco, (a) Sponsor agrees that it shall fully comply with, and perform all of its obligations, covenants and agreements set forth in, the Insider Letter, including not redeeming its Sponsor Shares in connection with the Transactions and complying with the transfer restrictions with respect to the Founder Shares and Private Placement Shares, (b) SPAC agrees to enforce the Insider Letter in accordance with its terms, and (c) each of Sponsor and SPAC agree not to amend, modify or waive any provision of the Insider Letter without the prior written consent of Pubco (not to be unreasonably withheld, delayed or conditioned); provided, however, that subject to and conditioned upon approval of the SPAC Shareholder Approval Matters by the SPAC Shareholders, and prior to the Closing, Pubco, SPAC, Sponsor and any other insider party thereto who owns any SPAC Ordinary Shares shall enter into an amendment to the Insider Letter to (x) extend the transfer and lock-up restrictions applicable to their Founder Shares (or Class A Ordinary Shares (as such term is defined in the Insider Letter) issuable upon conversion thereof), to the shares of Pubco Class A Stock issuable to them at Closing in exchange for their SPAC Ordinary Shares, (y) modify the Founder Shares Lock-up Period (as such term is defined in the Insider Letter) to be the earlier of the (i) twelve (12) month anniversary of the Closing Date and (ii) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Pubco Stock for cash, securities or other property, and (z) add Pubco as a party to the Insider Letter; and provided, further, that Sponsor and SPAC shall give Pubco a reasonable opportunity to review and comment on such amendment to the Insider Letter.

3. New Shares. In the event that, during the Interim Period, (a) any SPAC Ordinary Shares or other equity securities of SPAC are issued to Sponsor in respect of the Founder Shares or the Private Placement Shares pursuant to the Anti-Dilution Right or any share dividend, share split, recapitalization, reclassification, combination or exchange of SPAC Ordinary Shares owned by Sponsor or otherwise, then such SPAC Ordinary Shares or other equity securities acquired or purchased by Sponsor shall be subject to the terms of this Agreement to the same extent as if they constituted Founder Shares or Private Placement Shares, as applicable, or (b) Sponsor (i) purchases or otherwise acquires beneficial ownership of any SPAC Ordinary Shares or other equity securities of SPAC, or (ii) acquires the right to vote any SPAC Ordinary Shares or other equity securities of SPAC (such SPAC Ordinary Shares or other equity securities of SPAC referred to in clauses (b)(i) and (ii), collectively the “New Securities”), then such New Securities acquired or purchased by Sponsor shall be subject to the terms set forth in Sections 1 and 2 to the same extent as if they constituted the Sponsor Shares.

4. Waiver of Anti-Dilution Protection. Sponsor, as the holder of all of the issued and outstanding SPAC Class B Ordinary Shares, solely in connection with and only for the purpose of the proposed Transactions, and subject to and conditioned upon the Closing occurring, hereby, automatically and without any further actions by the Sponsor, waives, to the fullest extent permitted by law, the Anti-Dilution Right, and agrees that the SPAC Class B Ordinary Shares (following the forfeiture and cancellation pursuant to Section 5 below) will convert into SPAC Class A Ordinary Shares only upon the Initial Conversion Ratio (as defined in the SPAC Memorandum and Articles to be 1:1) in connection with the Transactions. This waiver shall be void and of no force and effect if the BCA is validly terminated in accordance with its terms immediately following such valid termination. All other terms related to the SPAC Class B Ordinary Shares shall remain in full force and effect, except as modified as set forth directly above or as contemplated by the BCA or the Ancillary Agreements in connection with the consummation of the Transactions, which modification shall be effective only upon the consummation of the Transactions.

5. Forfeiture. Prior to the conversion of the SPAC Class B Ordinary Shares into SPAC Class A Ordinary Shares in accordance with the BCA and solely in connection with and only for the purpose of the proposed Transactions, the Sponsor shall, subject to and conditioned upon the Closing occurring, automatically and irrevocably surrender and

Annex F-2

forfeit, for no consideration, as a contribution to capital to SPAC, 50% of the SPAC Class B Ordinary Shares held by the Sponsor (the “Forfeited Shares”). The Forfeited Shares shall be automatically and immediately cancelled by SPAC (and SPAC shall direct SPAC’s transfer agent, or such other intermediaries as appropriate, to take any and all such actions incident thereto). SPAC and Sponsor shall take such actions as are necessary to cause the Forfeited Shares to be retired and canceled, after which such Forfeited Shares shall no longer be issued and outstanding.

6. Waiver and Release of Claims. Sponsor covenants and agrees as follows:

(a) Subject to and conditioned upon the Closing, effective as of the Closing (and subject to the limitations set forth in paragraph (c) below), Sponsor, on behalf of itself and its Affiliates and its and their respective successors, assigns, representatives, administrators, executors and agents, and any other person or entity claiming by, through or under any of the foregoing (each a “Releasing Party” and, collectively, the “Releasing Parties” provided, for the avoidance of doubt, that SPAC shall not be deemed a Releasing Party hereunder), does hereby unconditionally and irrevocably release, waive and forever discharge SPAC, Pubco, Newco and the SPAC Subsidiaries, and each of its and their past and present directors, officers, employees, agents, predecessors, successors, assigns, and Subsidiaries, from any and all past or present claims, demands, damages, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, arising directly or indirectly from any act, omission, event or transaction occurring (or any circumstances existing) at or prior to the Closing (each a “Claim” and, collectively, the “Claims”); provided, however, that the release, waiver and discharge by Sponsor’s Affiliates is limited to Claims that arise from the Transactions.

(b) Sponsor acknowledges that it may hereafter discover facts in addition to or different from those which it now knows or believes to be true with respect to the subject matter of this Agreement, and that it may hereafter come to have a different understanding of the Law that may apply to potential Claims which it is releasing hereunder, but it affirms that, except as is otherwise specifically provided herein, it is its intention to fully, finally and forever settle and release any and all Claims. In furtherance of this intention, Sponsor acknowledges that the releases contained herein shall be and remain in effect as full and complete general releases notwithstanding the discovery or existence of any such additional facts or different understandings of Law.

(c) Notwithstanding the foregoing provisions of this Section 6 or anything to the contrary set forth herein, the Releasing Parties do not release or discharge, and each Releasing Party expressly does not release or discharge, any Claims that arise under or are based upon the terms of (i) this Agreement, (ii) any Ancillary Document to which Sponsor is a party, (iii) any letter of transmittal to which Sponsor is a party, (iv) any other document, certificate or Contract executed or delivered in connection with the BCA to which Sponsor is a party, (v) the Amended and Restated Registration Rights Agreement, (vi) any rights a Releasing Party has to indemnification from SPAC arising out of the Transactions, (vii) the Business Combination Marketing Agreement, dated as of January 6, 2025, by and between Cantor Fitzgerald & Co. (“CF&Co.”) and SPAC, (viii) the Underwriting Agreement, dated as of January 6, 2025, by and between CF&Co. and SPAC, (ix) the letter agreement, dated as of July 16, 2025, by and among SPAC, Pubco and CF&Co. with respect to services provided by CF&Co. pursuant to the PIPE Investments, (x) the letter agreement, dated as of July 16, 2025, by and between SPAC and CF&Co. with respect to financial advisory services provided by CF&Co. to SPAC, or (xi) the SPAC Memorandum and Articles or any indemnity agreement of any director or office of SPAC with SPAC with or for the benefit of a Releasing Party with respect to any Claims for indemnification, contribution, set-off, reimbursement or similar rights.

(d) Notwithstanding the foregoing provisions of this Section 6, nothing contained in this Agreement shall be construed as an admission by any party hereto of any liability of any kind to any other party hereto. Notwithstanding anything to the contrary contained herein, Sponsor (and each of its Affiliates other than SPAC) and SPAC shall be deemed not to be Affiliates of each other for purposes of this Section 5.

7. SPAC Loan Conversion. The parties hereby agree that, subject to and conditioned upon the Closing, the aggregate of all amounts outstanding and due to Sponsor from SPAC as of the Closing under the SPAC Loans as set forth on the SPAC Pre-Closing Statement delivered by SPAC prior to the Closing pursuant to Section 3.2(a) of the BCA shall be repaid in either cash or SPAC Class A Ordinary Shares at $10.00 per share as determined by the Sponsor on the SPAC Pre-Closing Statement. The parties acknowledge and agree that the amounts to be incurred under the Sponsor Loan Note after the date hereof (other than amounts reasonably incurred in connection with the Transactions) will be reasonably consistent with the types of expenses and amounts outstanding in respect thereof as of the date of this Agreement.

Annex F-3

8. Representations and Warranties of Sponsor. Except as set forth in the SEC Reports or in any other report filed by Sponsor with the SEC that are available on the SEC’s website through EDGAR, Sponsor represents and warrants to Pubco, as follows:

(a) Authorization. Sponsor is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, and the execution, delivery and performance of this Agreement by Sponsor and the consummation by Sponsor of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Sponsor and no other proceedings on the part of Sponsor or Sponsor’s equityholders are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby except as have been obtained prior to the date of this Agreement. This Agreement has been duly and validly executed and delivered by Sponsor, and assuming the due execution and delivery by Pubco and SPAC, constitutes the legal, valid and binding obligation of Sponsor, enforceable against Sponsor in accordance with its terms, subject to the Enforceability Exceptions.

(b) Consents and Approvals; No Violations.

(i) The execution, delivery and performance of this Agreement by Sponsor and the consummation by Sponsor of the transactions contemplated hereby do not and will not require any filing or registration with, notification to, or authorization, permit, license, declaration, Order, consent or approval of, or other action by or in respect of, any Governmental Authority or Nasdaq on the part of Sponsor.

(ii) The execution, delivery and performance by Sponsor of this Agreement and the consummation by Sponsor of the transactions contemplated by this Agreement do not and will not (A) conflict with or violate any provision of the Organizational Documents of Sponsor in any material respect, (B) conflict with or violate any Law applicable to Sponsor or by which any property or asset of Sponsor is bound, (C) require any material consent or notice, or result in any material violation or breach of, or materially conflict with, or constitute (with or without notice or lapse of time or both) a material default (or give rise to any right of purchase, termination, amendment, acceleration or cancellation) under, result in the loss of any material benefit under, or result in the triggering of any material payments pursuant to, any of the terms, conditions or provisions of any Contract to which Sponsor is a party or by which any of Sponsor’s properties or assets are bound or any Law applicable to Sponsor or Sponsor’s properties or assets, or (D) result in the creation of any Lien on any property or asset of Sponsor, except in the case of clauses (B) and (D) above as would not reasonably be expected, either individually or in the aggregate, to impair in any material respect the ability of Sponsor to timely perform its obligations hereunder or consummate the transactions contemplated hereby.

(c) Ownership of Founder Shares and Private Placement Shares. As of the date hereof, (i) Sponsor is the sole record and beneficial owner of the Founder Shares and the Private Placement Shares, free and clear of all Liens (other than Liens arising under applicable securities Laws, this Agreement and the Insider Letter), (ii) Sponsor has the sole voting power with respect to the Founder Shares and the Private Placement Shares, (iii) Sponsor has not entered into any voting agreement (other than this Agreement and the Insider Letter) with or granted any Person any proxy (revocable or irrevocable) with respect to the Founder Shares and the Private Placement Shares, (iv) there is no limitation on Sponsor’s ability to sell or otherwise dispose of the Founder Shares and the Private Placement Shares other than restrictions arising under applicable securities Laws, this Agreement and the Insider Letter, (v) the Founder Shares and the Private Placement Shares are the only equity securities in SPAC owned of record by Sponsor and (vi) Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of SPAC or any equity securities convertible into, or which can be exchanged for, equity securities of SPAC, other than as set forth in this Agreement or the Sponsor Loan Note.

(d) Contracts with SPAC. Except for (i) the Contracts described in Section 6(c) or otherwise disclosed in the SPAC’s disclosure schedules to the BCA and (ii) any Contract filed as an exhibit to a form, report, schedule, statement or other document that is publicly filed with the SEC, none of Sponsor, any of the Affiliates of Sponsor nor, to the Knowledge of Sponsor, any Person in which Sponsor has a direct or indirect legal, contractual or beneficial ownership of five percent (5%) or greater, is a party to, or has any rights with respect to or arising from, any Contract with SPAC.

Annex F-4

(e) Litigation. There is no Action pending, or, to the Knowledge of Sponsor, threatened Action against Sponsor, or, to the Knowledge of Sponsor, any of its directors, managers, officers or employees (in their capacity as such) or otherwise affecting Sponsor or its assets, including any condemnation or similar proceeding, nor is any Order outstanding against or involving Sponsor, whether at law or in equity, before or by any Governmental Authority, which would reasonably be expected to have a Material Adverse Effect on Sponsor. There is no unsatisfied judgment or open injunction binding upon Sponsor that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sponsor. There is no Action that Sponsor has pending against any other Person. Sponsor is not subject to any Orders of any Governmental Authority, nor are any such Orders pending.

(f) Finders and Brokers. Except as set forth on Section 4.15 of the SPAC Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from Sponsor, SPAC or Pubco, or any of their respective Affiliates, in connection with the Transactions based upon arrangements made by or on behalf of Sponsor or any of its Affiliates.

(g) Acknowledgment. Sponsor understands and acknowledges that each of SPAC and Pubco is entering into the BCA in reliance upon Sponsor’s execution and delivery of this Agreement.

9. Further Assurances. Sponsor hereby agrees that it shall (a) execute and deliver, or cause to be executed and delivered, such Ancillary Documents as may be necessary to satisfy any condition to the Closing under the BCA, in substantially the form previously provided to Sponsor as of the date of this Agreement, (b) undertake commercially reasonable efforts to (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and (ii) take, or cause to be taken, such actions, and do, or cause to be done, and assist and cooperate with the other parties in doing such things, in each case, as are reasonably necessary for the purpose of effectively carrying out the Transactions.

10. Other Covenants.

(a) Binding Effect of the BCA. Sponsor hereby agrees to be bound by and comply with Sections 8.6 (No Solicitation), 8.12 (Public Announcements) and 8.13 (Confidential Information) of the BCA (and any relevant definitions contained in any such Sections of the BCA) as if Sponsor was an original signatory to the BCA with respect to such provisions to the same extent as such provisions apply to SPAC.

(b) Disclosure. Sponsor hereby authorizes Pubco and SPAC to publish and disclose in any announcement or disclosure, in each case, required by the SEC or Nasdaq (including all documents and schedules filed with the SEC in connection with the foregoing, including the Registration Statement), Sponsor’s identity and ownership of the SPAC Ordinary Shares and the nature of Sponsor’s commitments and agreements under this Agreement, the BCA, the Ancillary Documents and any other agreements to the extent such disclosure is required by applicable securities Laws, the SEC or Nasdaq; provided that the content of any such disclosure shall require the prior written consent of Sponsor (not to be unreasonably withheld, delayed or conditioned).

11. Waiver of Dissenters’ Rights. Sponsor hereby irrevocably waives, and agrees not to exercise or assert, any dissenters’ rights under Section 238 of the Cayman Act and any other similar statute in connection with the SPAC Merger and the BCA.

12. General.

(a) Termination. This Agreement shall terminate on the earlier to occur of (i) the Closing or (ii) at such time, if any, as the BCA is terminated in accordance with its terms prior to the Closing (the earliest of (i) and (ii), the “Expiration Time”), and upon such termination this Agreement shall be null and void and of no effect whatsoever, and the parties hereto shall have no obligations under this Agreement; provided, however, that no termination of this Agreement shall relieve or release a party from any obligations or liabilities for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such party, in either case, prior to termination of this Agreement. Notwithstanding the foregoing, Sections 2, 4, 5, 6, 9 and 12 shall survive any termination of this Agreement pursuant to clause (i) of the immediately preceding sentence in accordance with their terms.

Annex F-5

(b) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by email during normal business hours, (iii) by overnight courier service, or (iv) after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, and otherwise on the next Business Day, addressed as follows (or at such other address for a party as shall be specified by like notice):

if to SPAC (prior to Closing), to it at:

Cantor Equity Partners, I Inc.

110 East 59th Street

New York, NY 10022

Attention: Chief Executive Officer

Email: [***]

if to Sponsor, to it at:

Cantor EP Holdings I, LLC

110 East 59th Street

New York, NY 10022

Attention: Chief Executive Officer

Email: [***]

if to Pubco or, after Closing, SPAC, to it at:

P.O. Box 10729

45 Beckz Close

George Town

Grand Cayman KY1-1007

Cayman Islands

Attention: Adam Back

Email: [***]

(c) Entire Agreement. This Agreement (together with the other Ancillary Documents, the BCA and each of the other documents and the instruments referred to herein, to the extent incorporated herein) constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and thereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or thereof.

(d) Governing Law; Jurisdiction; Specific Performance. Sections 12.6 and 12.7 of the BCA shall apply to this Agreement mutatis mutandis.

(e) Remedies. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of any rights or remedies otherwise available.

(f) Amendments and Waivers. This Agreement may be amended or modified only with the written consent of SPAC, Pubco and Sponsor. The observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the party against whom enforcement of such waiver is sought. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(g) Severability. If any provision of this Agreement is held invalid, illegal or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid, illegal or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Annex F-6

(h) Assignment. No party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties; provided, that in the event that Sponsor transfers any of the Founder Shares or the Private Placement Shares to any permitted transferee in accordance with paragraph 6(c) of the Insider Letter (a “Permitted Transferee”), Sponsor shall, by providing notice to SPAC and Pubco prior to such transfer, transfer its rights and obligations under this Agreement with respect to such Founder Shares and/or Private Placement Shares to such Permitted Transferee so long as such Permitted Transferee agrees in writing to be bound by the terms and conditions of this Agreement. Any purported assignment in violation of this Section 12(h) shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding on the undersigned and their respective successors and permitted assigns.

(i) Costs and Expenses. Subject to Section 12.5 of the BCA, each party hereto will pay its own costs and expenses (including legal, accounting and other fees) relating to the negotiation, execution, delivery and performance of this Agreement.

(j) No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. Without in any way limiting the rights or obligations of any party hereto under this Agreement, prior to the Closing, (i) no party shall have the power by virtue of this Agreement to control the activities and operations of any other and (ii) no party shall have any power or authority by virtue of this Agreement to bind or commit any other party. No party shall hold itself out as having any authority or relationship in contravention of this Section 12(j).

(k) Capacity as Shareholder. Sponsor signs this Agreement solely in its capacity as a shareholder of SPAC, and not in its capacity as a director (including “director by deputization”), officer or employee of SPAC, if applicable. Nothing herein shall be construed to (i) restrict, limit, prohibit or affect any actions or inactions by Sponsor or any representative of Sponsor, as applicable, serving in the capacity of a director or officer of SPAC or any Subsidiary of SPAC, acting in such person’s capacity as a director or officer of SPAC or any Subsidiary of SPAC (it being understood and agreed that the BCA contains provisions that govern the actions or inactions by the directors and officers of SPAC with respect to the Transactions) or (ii) prohibit, limit or restrict the exercise of any fiduciary duties as director or officer of SPAC that is otherwise permitted by, and done in compliance with, the terms of the BCA (and in each case of clauses (i) and (ii), without limiting Sponsor’s obligations hereunder in its capacity as a shareholder of SPAC).

(l) Affiliates. In this Agreement, the term “Affiliates”, when used with respect to a particular Person, means any other Person directly or indirectly controlling, controlled by or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made, whether through one or more intermediaries or otherwise, and the term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise. Notwithstanding the foregoing, (i) Affiliates of Sponsor shall only include Cantor Fitzgerald & Co. and Persons directly or indirectly controlled by Cantor Fitzgerald & Co., and Sponsor and SPAC (and each of their respective Affiliates) shall be deemed not to be Affiliates of each other for purposes of this Agreement and (ii) no private investment fund (or similar vehicle) or business development company, or any other investment account, fund, vehicle or other client advised or sub-advised by Sponsor or by Sponsor’s Affiliates or any portfolio companies thereof shall be deemed to be an Affiliate of Sponsor, except to the extent any such Person is expressly requested or directed by Sponsor to take any action which would constitute a breach of this Agreement if taken by Sponsor, and such Person actually takes such prohibited action (it being understood and agreed that this Agreement shall not otherwise apply to, or be binding on, any Persons described in this clause (ii)).

(m) No Recourse. Neither SPAC nor any of its Subsidiaries, nor any of the past, present or future SPAC Shareholders (other than Sponsor or any Permitted Transferee thereof), nor any director, officer, employee, member, partner, shareholder or other owner (whether direct or indirect), Affiliate, agent, attorney or representative of Sponsor, shall have any obligation or liability for the obligations or liabilities of Sponsor under this Agreement. Without limiting the foregoing, this Agreement may only be enforced against the persons or entities that have executed and delivered a counterpart to this Agreement.

Annex F-7

(n) Headings; Interpretation. The headings and subheadings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) the term “including” (and with correlative meaning “include”) shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “hereof,” “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; (iv) the term “or” means “and/or”; (v) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends, and such phrase shall not simply mean “if”; and (vi) references to “written” or “in writing” include in electronic form. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(o) Counterparts. This Agreement may be executed in two or more counterparts, and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document, but all of which together shall constitute one and the same instrument. Copies of executed counterparts of this Agreement transmitted by electronic transmission (including by email or in .pdf format) or facsimile as well as electronically or digitally executed counterparts (such as DocuSign) shall have the same legal effect as original signatures and shall be considered original executed counterparts of this Agreement.

[Signature Page Follows]

Annex F-8

IN WITNESS WHEREOF, the parties hereto have executed this Sponsor Support Agreement as of the date first written above.

SPAC:
CANTOR EQUITY PARTNERS I, INC.
By:	/s/ Brandon Lutnick
Name:	Brandon Lutnick
Title:	Chief Executive Officer
SPONSOR:
CANTOR EP HOLDINGS I, LLC
By:	/s/ Brandon Lutnick
Name:	Brandon Lutnick
Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Annex F-9

IN WITNESS WHEREOF, the parties hereto have executed this Sponsor Support Agreement as of the date first written above.

PUBCO:
BSTR HOLDINGS, INC.
By:	/s/ Adam Back
Name:	Adam Back
Title:	Authorized Person

[Signature Page to Sponsor Support Agreement]

Annex F-10

Annex G

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2025, is made and entered into by and among BSTR Holdings, Inc., a Delaware corporation (“Pubco”), Cantor Equity Partners I, Inc., a Cayman Islands exempted company (“SPAC”), Cantor EP Holdings I, LLC, a Delaware limited liability company (the “Sponsor”), and each of the undersigned holders listed on the signature pages hereto under the heading “Specified Holders” (such persons, the “Specified Holders” and, together with the Sponsor and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, each a “Holder” and collectively the “Holders”). Capitalized terms used and not otherwise defined herein shall have the same meanings set forth in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, on January 6, 2025, (a) SPAC and the Sponsor entered into that certain Registration Rights Agreement, dated as of January 6, 2025 (the “Original Registration Rights Agreement”) and (b) SPAC, the Sponsor and the then current directors and executive officers of SPAC entered into that certain letter agreement (the “Insider Letter”);

WHEREAS, on July 16, 2025, SPAC, Pubco, BSTR Intermediate, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“SPAC Merger Sub”), PEMS Sub A, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC (“SPAC Subsidiary A”), PEMS Sub B, Inc., a Delaware corporation and a direct wholly-owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), PEMS Merger Sub C, Inc., a Delaware corporation and a direct wholly-owned subsidiary of SPAC Subsidiary B (“Newco Merger Sub”), BSTR Newco, LLC, a Delaware limited liability company (“Newco”), and the Specified Holders entered into that certain Business Combination Agreement (as may be amended from time to time, the “Business Combination Agreement”);

WHEREAS, pursuant to the Business Combination Agreement, upon and subject to the terms and conditions thereof and in accordance with applicable law, among other matters, upon the consummation of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) SPAC will merge with and into SPAC Merger Sub with SPAC Merger Sub surviving such merger (the “SPAC Merger”) and SPAC shareholders receiving one share of Pubco Class A Stock for each SPAC Class A Ordinary Share held by such shareholder; (b) at least two (2) hours after the SPAC Merger, Newco Merger Sub will merge with and into Newco, with Newco continuing as the surviving company (the “Newco Merger,” and together with SPAC Merger, the “Mergers”) and with (i) the Seller receiving shares of Pubco Stock in exchange for its Newco Interests, and (ii) the Newco Equity PIPE Investors converting their Newco Interests into Newco Exchange Interests, in each case in accordance with the terms of the Business Combination Agreement; and (c) as a result of the Mergers and the other transactions contemplated by the Business Combination Agreement, among other matters, SPAC Merger Sub will become a wholly owned subsidiary of Pubco, SPAC Subsidiary B will become the managing member of Newco and Pubco will become a publicly traded company;

WHEREAS, on the date hereof, each of the Specified Holders are entering into a Lock-Up Agreement with Pubco (each, a “Lock-Up Agreement”);

WHEREAS, pursuant to Section 5.5 of the Original Registration Rights Agreement, the provisions, covenants, and conditions set forth therein may be amended or modified upon the written consent of SPAC and the holders of at least a majority in interest of the Registrable Securities (as defined in the Original Registration Rights Agreement) at the time in question, and the Sponsor is holder of at least a majority in interest of the Registrable Securities (as defined in the Original Registration Rights Agreement) as of the date hereof; and

WHEREAS, SPAC and the Sponsor desire to amend and restate the Original Registration Rights Agreement in its entirety and enter into this Agreement, pursuant to which Pubco shall grant the Holders certain registration rights with respect to certain securities of Pubco as set forth in this Agreement and terminate the Original Registration Rights Agreement.

Annex G-1

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or principal financial officer of Pubco, after consultation with counsel to Pubco, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) Pubco has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Board” shall mean the Board of Directors of Pubco.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Class A Ordinary Shares” shall mean Class A ordinary shares of SPAC, par value $0.0001 per share.

“Class B Ordinary Shares” shall mean Class B ordinary shares of SPAC, par value $0.0001 per share.

“Closing” shall have the meaning given in the Recitals hereto.

“Closing Date” shall mean the date of the Closing.

“Commission” shall mean the Securities and Exchange Commission.

“Company” shall have the meaning given in the Recitals hereto.

“Demand Registration” shall have the meaning given in subsection 2.1.1.

“Demanding Holders” shall have the meaning given in subsection 2.1.1.

“Demanding Specified Holders” shall have the meaning given in subsection 2.1.1.

“Demanding Sponsor Holders” shall have the meaning given in subsection 2.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time.

“Form S-1” shall have the meaning given in subsection 2.1.1.

“Form S-3” shall have the meaning given in subsection 2.3.

“Founder Shares” shall mean the shares of Pubco Stock issued to the Sponsor in the SPAC Merger in exchange for the Class A ordinary shares issued to the Sponsor upon conversion of the 5,000,000 Class B ordinary shares held by the Sponsor immediately prior to the SPAC Merger in accordance with SPAC’s amended and restated memorandum and articles of association.

“Founder Shares Lock-Up Period” shall have the meaning as set forth in the Insider Letter.

“Holders” shall have the meaning given in the Preamble.

“Insider Letter” shall have the meaning given in the Recitals hereto.

“Lock-Up Agreement” shall have the meaning given in the Recitals hereto.

Annex G-2

“Lock-Up Period” shall mean (a) with respect to the Sponsor Holders, the Founder Shares Lock-Up Period and Private Placement Lock-Up Period and (b) with respect to the Specified Holders, the lock-up period specified in the Lock-Up Agreements.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading.

“Newco Merger” shall have the meaning given in the Recitals hereto.

“Newco Merger Sub” shall have the meaning given to such term in the Business Combination Agreement.

“Original Registration Rights Agreement” shall have the meaning given in the Recitals.

“Permitted Transferees” shall mean (a) prior to the expiration of the applicable Lock-Up Period, any person or entity to whom a Holder is permitted to transfer their Registrable Securities prior to the expiration of the applicable Lock-Up Period pursuant to, as applicable, the Insider Letter, the Lock-Up Agreement or any other applicable agreement between such Holder, on the one hand, and Pubco or SPAC, on the other hand, and (b) after the expiration of the applicable Lock-Up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Private Placement Lock-Up Period” shall have the meaning as set forth in the Insider Letter.

“Private Placement Shares” shall mean the 500,000 shares of Pubco Stock issued to the Sponsor in the SPAC Merger in exchange for the 500,000 Class A Ordinary Shares purchased by the Sponsor for $5,000,000 at the closing of SPAC’s initial public offering.

“Pro Rata” shall have the meaning given in subsection 2.1.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Pubco” shall have the meaning given in the Preamble.

“Pubco Stock” shall mean shares of Class A common stock of Pubco, par value $0.01 per share.

“Registrable Security” shall mean (a) the shares of Pubco Stock issued in the Newco Merger; (b) the Founder Shares; (c) the Private Placement Shares; (d) any outstanding shares of Pubco Stock or any other equity security (including shares of Pubco Stock issued or issuable upon the exercise of any other equity security) of Pubco, in the case of each of the preceding subclauses (a), (b), (c) and (d), to the extent held by a Holder as of the date of this Agreement or as of the Closing Date including any securities purchased in connection therewith; (e) any outstanding shares of Pubco Stock, (or any other equity security (including shares of Pubco Stock issued or issuable upon the exercise of any other equity security) of Pubco acquired by a Holder following the date hereof to the extent that such securities are “restricted securities” as defined in Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (“Rule 144”) or are otherwise held by an “affiliate” (as defined in Rule 144) of Pubco and (f) any other equity security of Pubco issued or issuable with respect to any shares of Pubco Stock described in the preceding subclauses (a) through (e), by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation, re-domestication, reorganization, or other similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates or book entry notations for such securities not bearing a legend restricting further transfer shall have been delivered or noted by Pubco and subsequent public distribution of such securities shall not require registration

Annex G-3

under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities have been sold without registration pursuant to Rule 144; (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction; or (vi) such securities have otherwise ceased to be held by a Holder.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, except for the limitations set forth in subclause (vi) below, the following:

(i) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the shares of Pubco Stock are then listed;

(ii) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(iii) printing, messenger, telephone and delivery expenses;

(iv) reasonable fees and disbursements of counsel for Pubco;

(v) reasonable fees and disbursements of all independent registered public accountants of Pubco incurred specifically in connection with such Registration; and

(vi) reasonable fees and expenses of one (1) legal counsel representing the Holders, as selected by (x) the Significant Specified Holders holding a majority of the then-outstanding Registrable Securities included, or to be included, in such Registration, or, (y) in the absence of any such Significant Specified Holders, by the Holders holding a majority of the then-outstanding Registrable Securities included, or to be included, in such Registration.

“Registration Statement” shall mean any registration statement under the Securities Act that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.1.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended from time to time.

“Significant Specified Holder” shall mean any Specified Holder holding at least 10% of the then-outstanding Registrable Securities held by all Specified Holders.

“SPAC” shall have the meaning given in the Preamble.

“SPAC Merger” shall have the meaning given in the Recitals hereto.

“SPAC Merger Sub” shall have the meaning given in the Recitals hereto.

“Specified Holders” shall have the meaning given in the Preamble hereto.

“Sponsor” shall have the meaning given in the Recitals hereto.

“Sponsor Holders” shall mean the Sponsor and its Permitted Transferees who hold Registrable Securities.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of Pubco are sold to an Underwriter in a firm commitment underwriting for distribution to the public.
Annex G-4

ARTICLE II
REGISTRATIONS

2.1 Demand Registration.

2.1.1 Request for Registration. Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, at any time and from time to time on or after the Closing Date, (i) the Sponsor Holders holding a majority in interest of the then-outstanding Registrable Securities held by all Sponsor Holders (the “Demanding Sponsor Holders”) or (ii) any Significant Specified Holder (a “Demanding Specified Holder” and the Demanding Sponsor Holders or Demanding Specified Holders, as applicable, being “Demanding Holders”) may make a written demand for Registration of all or part of their Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). Pubco shall, within ten (10) calendar days of Pubco’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify Pubco, in writing, within five (5) calendar days after the receipt by the Holder of the notice from Pubco. Upon receipt by Pubco of any such written notification from a Requesting Holder(s) to Pubco, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and Pubco shall effect, as soon thereafter as practicable, the Registration of all Registrable Securities requested by the Demanding Holder(s) and Requesting Holder(s) pursuant to such Demand Registration, including by (x) filing or confidentially submitting a Registration Statement relating thereto as soon as practicable, but not more than forty five (45) calendar days immediately after Pubco’s receipt of the Demand Registration, and (y) using its reasonable best efforts to have such Registration Statement become effective as soon as practicable after Pubco’s receipt of the Demand Registration but in any event no later than within ninety (90) calendar days or, if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission, within one hundred twenty (120) calendar days; provided further that Pubco shall request the Registration Statement to be declared effective as soon as practicable but in any event no later than within five (5) business days after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Under no circumstances shall Pubco be obligated to effect more than an aggregate of three (3) Registrations pursuant to a Demand Registration by the Sponsor Holders or more than an aggregate of two (2) Registrations in any twelve (12)-month period pursuant to a Demand Registration by the Significant Specified Holders, in each case pursuant to and under this subsection 2.1.1 with respect to any or all Registrable Securities held by such Holders; provided, however, that a Registration shall not be counted for such purposes unless a Form S-1 or any similar long-form registration statement that may be available at such time (“Form S-1”) has become effective and all of the Registrable Securities requested by the Requesting Holders to be registered on behalf of the Requesting Holders in such Form S-1 Registration have been sold, in accordance with Section 3.1 of this Agreement.

2.1.2 Effective Registration. Notwithstanding the provisions of subsection 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) Pubco has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (a) such stop order or injunction is removed, rescinded or otherwise terminated, and (b) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify Pubco in writing, but in no event later than five (5) calendar days, of such election; and provided, further, that Pubco shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

2.1.3 Underwritten Offering. Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, if (x) a majority-in-interest of the Demanding Holders or (y) a Significant Specified Holder so advise Pubco as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the

Annex G-5

form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by (x) Pubco in consultation with the Demanding Holders initiating the Demand Registration, or (y) a Significant Specified Holder if such Holder has requested the Underwritten Offering and the aggregate gross proceeds from the sale of the Registrable Securities by all Holders requested to be included in such Underwritten Offering are reasonably expected by such Significant Specified Holder to be at least $25,000,000. Notwithstanding the foregoing, Pubco is not obligated to effect (i) more than an aggregate of three (3) Underwritten Offerings pursuant to this subsection 2.1.3 in any twelve (12)-month period, (ii) an Underwritten Offering pursuant to this subsection 2.1.3 within ninety (90) calendar days after the closing of an Underwritten Offering or (iii) an Underwritten Offering unless the aggregate gross proceeds from the sale of all Registrable Securities (regardless of Holder) requested to be included in such Underwritten Offering is reasonably expected by the Requesting Holder to be at least $25,000,000.

2.1.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises Pubco, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Pubco Stock or other equity securities that Pubco desires to sell and shares of Pubco Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then Pubco shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders (Pro Rata, based on the respective number of Registrable Securities that each Holder has so requested) exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), shares of Pubco Stock or other equity securities that Pubco desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), shares of Pubco Stock or other equity securities of other persons or entities that Pubco is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons or entities and that can be sold without exceeding the Maximum Number of Securities.

2.1.5 Demand Registration Withdrawal. Prior to (i) the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to a Demand Registration under subsection 2.1.1 (other than an Underwritten Offering pursuant to subsection 2.1.3), a majority-in-interest of the Demanding Holders initiating a Demand Registration or a majority-in-interest of the Requesting Holders (if any) and (ii) the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing an Underwritten Offering pursuant to subsection 2.1.3, a majority-in-interest of the Demanding Holders initiating an Underwritten Offering, in each case of (i) and (ii), shall have the right to withdraw from a Registration pursuant to such applicable Demand Registration for any or no reason whatsoever upon written notification to Pubco and, if applicable, the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration. Notwithstanding anything to the contrary in this Agreement, Pubco shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration prior to any withdrawal under this subsection 2.1.5; provided that if Pubco pays such expenses related to a Demand Registration initiated by the Sponsor, such registration shall count as a Demand Registration for purposes of Section 3.6.

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2.2 Piggyback Registration.

2.2.1 Piggyback Rights. If, at any time on or after the Closing Date, Pubco proposes to file or confidentially submit a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of Pubco (or by Pubco and by the stockholders of Pubco including, without limitation, pursuant to Section 2.1 hereof), other than a Registration Statement (a) filed in connection with any employee share option or other benefit plan, (b) pursuant to a registration statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (c) for an exchange offer or offering of securities solely to Pubco’s existing stockholders, (d) for an offering of debt that is convertible into equity securities of Pubco or (e) for a dividend reinvestment plan, then Pubco shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) calendar days before the anticipated filing date of such Registration Statement, which notice shall (i) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (ii) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within (a) five (5) calendar days in the case of filing a registration statement, prospectus or prospectus supplement and (b) three (3) calendar days in the case of an Underwritten Offering (unless such offering is an overnight or bought Underwritten Offering, then one (1) calendar day), in each case after receipt of such written notice (such Registration a “Piggyback Registration”). Pubco shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of Pubco included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. If no written request for inclusion from a Holder is received within the specified time, each such Holder shall have no further right to participate in such Piggyback Registration pursuant to this subsection 2.2.1. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by Pubco.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises Pubco and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Pubco Stock that Pubco desires to sell, taken together with (i) the shares of Pubco Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Pubco Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of Pubco, exceeds the Maximum Number of Securities, then:

(a) If the Registration is undertaken for Pubco’s account, Pubco shall include in any such Registration (i) first, the shares of Pubco Stock or other equity securities that Pubco desires to sell, which can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, pro rata based on the respective number of Registrable Securities that each Holder has so requested, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Pubco Stock, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other stockholders of Pubco, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then Pubco shall include in any such Registration (i) first, the shares of Pubco Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders exercising their

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rights to register their Registrable Securities pursuant to subsection 2.2.1, pro rata based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Holders have requested be included in such Underwritten Registration, which can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Pubco Stock or other equity securities that Pubco desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the shares Pubco Stock or other equity securities for the account of other persons or entities that Pubco is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to Pubco and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the earlier of (x) the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or (y) the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing the Underwritten Offering with respect to such Piggyback Registration. Pubco (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement or abandon an Underwritten Offering in connection with a Piggyback Registration at any time prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, Pubco shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to any withdrawal under this subsection 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof.

2.3 Shelf Registrations.

2.3.1 Shelf Registration Rights. Any Holder of Registrable Securities may at any time, and from time to time, request in writing that Pubco, pursuant to Rule 415 under the Securities Act (or any successor rule promulgated thereafter by the Commission), register the resale of any or all of their Registrable Securities on a delayed or continuous basis on a shelf registration statement on Form S-1 or any similar registration statement that may be available at such time (a “Form S-1 Shelf”) or a shelf registration statement on Form S-3 or any similar short form registration statement that may be available at such time (a “Form S-3 Shelf”, and together with a Form S-1 Shelf, a “Shelf Registration Statement”), if Pubco is then eligible to use a Form S-3 Shelf; provided, however, Pubco shall be obligated to effect such request through an Underwritten Offering only pursuant to subsection 2.3.2. Within five (5) calendar days of the Pubco’s receipt of a written request from a Holder or Holders of Registrable Securities for such a Registration, Pubco shall promptly give written notice of the proposed Registration to all other Holders of Registrable Securities, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in such Registration shall so notify Pubco, in writing, within ten (10) calendar days after the receipt by the Holder of the notice from Pubco. In the case of (A) a Form S-3 Shelf, as soon as practicable thereafter, but not more than thirty (30) calendar days after Pubco’s initial receipt of such written request for a Registration on Form S-3, Pubco shall register all or such portion of such Holder’s Registrable Securities as are specified in such written request, together with all or such portion of Registrable Securities of any other Holder or Holders joining in such request as are specified in the written notification given by such Holder or Holders; provided, however, that Pubco shall not be obligated to effect any such Registration if (x) a Form S-3 is not available for such offering; or (y) the Holders of Registrable Securities, together with the Holders of any other equity securities of Pubco entitled to inclusion in such Registration, propose to sell the Registrable Securities and such other equity securities (if any) at any aggregate price to the public expected by such Holders to be less than $10,000,000, and (B) a Form S-1 Shelf, Pubco shall effect, as soon thereafter as practicable, the Registration of all Registrable Securities requested by such Holders, including by (x) filing or confidentially submitting a Form S-1 Shelf relating thereto as soon as practicable, but not more than forty five (45) calendar days immediately after Pubco’s receipt of such written request for a Registration on a Form S-1 Shelf, and (y) shall use its reasonable best efforts to have such Form S-1 Shelf become effective as soon as practicable after Pubco’s receipt of such notice but in any event no later than within ninety (90) calendar days or,

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if the Form S-1 Shelf is reviewed by, and comments thereto are provided from, the Commission, within one hundred twenty (120) calendar days; provided, further that Pubco shall request the Form S-1 Shelf declared effective as soon as practicable but in any event no later than within five (5) business days after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Form S-1 Shelf will not be “reviewed” or will not be subject to further review; provided, however, that Pubco shall not be obligated to effect any such Registration if the Holders of Registrable Securities, together with the Holders of any other equity securities of Pubco entitled to inclusion in such Registration, propose to sell the Registrable Securities and such other equity securities (if any) at any aggregate price to the public expected by such Holders to be less than $10,000,000. For the avoidance of doubt, any Registration pursuant to this Section 2.3.1 shall not count as a Demand Registration for purposes of Section 2.1.1.

2.3.2 Underwritten Shelf Offerings. At any time that a Shelf Registration Statement is effective, if any Significant Specified Holder delivers a notice to Pubco stating that it intends to sell all or part of such Holder’s Registrable Securities included on the Shelf Registration Statement in an Underwritten Offering, then Pubco shall promptly amend or supplement the Shelf Registration Statement, as may be necessary in order to enable such Registrable Securities to be distributed pursuant to an Underwritten Offering; provided, that subsections 2.1.3 and 2.1.4 shall apply mutatis mutandis.

2.4 Restrictions on Registration Rights. If the Holders have requested an Underwritten Registration and (a) Pubco and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer, (b) the filing, initial effectiveness, or continued use of a Registration Statement in respect of such Underwritten Offering at any time would require the inclusion in such Registration Statement of financial statements that are unavailable to Pubco for reasons beyond Pubco’s control, or (c) in the good faith judgment of the Board such Registration would be seriously detrimental to Pubco and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case Pubco shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to Pubco for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, Pubco shall have the right to defer such filing for a period of not more than thirty (30) calendar days; provided, however, that Pubco shall not defer its obligation in this manner more than once in any 12-month period.

ARTICLE III
PUBCO PROCEDURES

3.1 General Procedures. If at any time on or after the Closing Date, Pubco is required to effect the Registration of Registrable Securities, Pubco shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto Pubco shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission, within the time frame required by Section 2.1.1, a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold or are no longer outstanding (such period, the “Effectiveness Period”);

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus used in connection therewith as may be necessary under applicable law to keep such Registration Statement continuously effective with respect to the disposition of all Registrable Securities thereby for its Effectiveness Period;

3.1.3 prior to filing or confidentially submitting a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and each Holder of Registrable Securities included in such Registration, and each such Holder’s legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and each Holder of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided, that, Pubco will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system;

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3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as any Holder of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of Pubco and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that Pubco shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by Pubco are then listed;

3.1.6 provide a transfer agent and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least five (5) calendar days prior to the filing or confidentially submitting of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities and its counsel, including, without limitation, providing copies promptly upon receipt of any comment letters received with respect to any such Registration Statement or Prospectus;

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10 permit a representative of the Significant Specified Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause Pubco’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to Pubco, prior to the release or disclosure of any such information; and provided further, Pubco may not include the name of any Holder or Underwriter or any information regarding any Holder or Underwriter in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of such Holder or Underwriter and providing each such Holder or Underwriter a reasonable amount of time to review and comment on such applicable document;

3.1.11 obtain a “cold comfort” letter from Pubco’s independent registered public accountants in the event of an Underwritten Registration which the participating Holders may rely on, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to each participating Significant Specified Holder;

3.1.12 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing Pubco for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to each participating Significant Specified Holder;

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3.1.13 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of Pubco’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50,000,000, use its reasonable efforts to make available senior executives of Pubco to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by Pubco. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of Pubco pursuant to a Registration initiated by Pubco hereunder unless such person (a) agrees to sell such person’s securities on the basis provided in any underwriting arrangements in form, scope and substance customary for such offerings and approved by Pubco and such person and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from Pubco that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that Pubco hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by Pubco that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require Pubco to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to Pubco for reasons beyond Pubco’s control, Pubco may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than thirty (30) calendar days, determined in good faith by Pubco to be necessary for such purpose. In the event Pubco exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. Pubco shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4. If so directed by Pubco, the Holders will deliver to Pubco or, in Holders’ sole discretion destroy, all copies of each Prospectus for which the Holders have suspended use pursuant to this Section 3.4 covering Registrable Securities in Holders’ possession; provided, however, that this obligation to deliver or destroy shall not apply (A) to the extent the Holders are required to retain a copy of such Prospectus (x) to comply with applicable legal, regulatory, self-regulatory or professional requirements or (y) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up. Notwithstanding anything to the contrary set forth herein, Pubco shall not provide any Holder with any material, nonpublic information regarding Pubco other than to the extent that providing notice under this Section 3.4 to such Holder constitutes material, nonpublic information regarding Pubco.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, Pubco, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by Pubco after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings. Pubco further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell the shares of Pubco Stock held by such

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Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, Pubco shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

3.6 Limitations on Registration Rights. Notwithstanding anything herein to the contrary, (a) the Sponsor may not exercise its rights solely in respect of the Private Placement Shares under Sections 2.1 and 2.2 hereunder after January 6, 2030 and January 6, 2032 respectively and (b) the Sponsor may not exercise its rights solely in respect of the Private Placement Shares under Section 2.1 more than one time.

ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 Pubco agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its affiliates, officers and directors and each person who controls such Holder (within the meaning of the Securities Act) (collectively, the “Holder Indemnified Persons”) against all losses, claims, damages, liabilities and expenses (including reasonable outside attorneys’ fees) resulting from any Misstatement or alleged Misstatement, except insofar as the same are caused by or contained in any information furnished in writing to Pubco by such Holder Indemnified Person expressly for use therein.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to Pubco in writing such information and affidavits as Pubco reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify Pubco, its directors and officers and agents and each person who controls Pubco (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable outside attorneys’ fees) resulting from any Misstatement or alleged Misstatement, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

4.1.3 Any person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party if the indemnifying party provides notice of such to the indemnified party within 30 calendar days of the indemnifying party’s receipt of notice of such claim. After notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any other legal expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (i) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (ii) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (iii) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (iv) the indemnifying party has not in fact employed counsel to assume the defense of such action or counsel reasonably satisfactory to the indemnified party, in each case, within a reasonable time after receiving notice of the commencement of the action; in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction (plus local counsel) at any one time for all such indemnified party or parties. If such defense is assumed, the indemnifying

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party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). No indemnifying party shall, without the consent of the indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 4 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (1) includes an express and unconditional release of each indemnified party, in form and substance reasonably satisfactory to such indemnified party, from all liability arising out of such litigation, investigation, proceeding or claim and (2) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities.

4.1.5 If the indemnification provided under Section 4.1 hereof is held by a court of competent jurisdiction to be unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall to the extent permitted by law contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V
MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to Pubco, to: P.O. Box 10729, 45 Beckz Close, George Town, Grand Cayman KY1-1007, Cayman Islands, for the attention of Adam Back, and, if to any Holder, at such Holder’s address or contact information as set forth in Pubco’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) calendar days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of Pubco hereunder may not be assigned or delegated by Pubco in whole or in part.

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5.2.2 Prior to the expiration of the applicable Lock-Up Period, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the transfer restrictions set forth in this Agreement.

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement, including Section 4.1 and Section 5.2 hereof.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate Pubco unless and until Pubco shall have received (a) written notice of such assignment as provided in Section 5.1 hereof and (b) the written agreement of the assignee, in a form reasonably satisfactory to Pubco, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile, PDF or other electronic counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (A) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF DELAWARE AS APPLIED TO AGREEMENTS AMONG DELAWARE RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN DELAWARE, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION AND (B) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE THE DELAWARE COURT OF CHANCERY (AND IF SUCH COURT LACKS JURISDICTION, ANY OTHER STATE OR FEDERAL COURT LOCATED IN THE STATE OF DELAWARE OR IN ANY APPELLATE COURT THEREOF).

5.5 Trial by Jury. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.6 Amendments and Modifications. Upon the written consent of Pubco, the Sponsor and Holders of at least a majority in interest of the Registrable Securities held by all Specified Holders at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects either the Sponsor Holders as a group or the Specified Holders as a group (regardless, in each case, whether the Sponsor Holders or Specified Holders, respectively, are adversely affected (as a group) to the same extent) shall require the consent of at least (x) a majority-in-interest of the Registrable Securities held by such Sponsor Holders or (y) each Specified Holder, as applicable, at the time in question so affected; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder or group of affiliated Holders, solely in its capacity as a holder of the shares of capital stock of Pubco, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder or group of affiliated Holders so affected. No course of dealing between any Holder or Pubco and any other party hereto or any failure or delay on the part of a Holder or Pubco in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or Pubco. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

Annex G-14

5.7 Other Registration Rights. Pubco represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require Pubco to register any securities of Pubco for sale or to include such securities of Pubco in any Registration filed by Pubco for the sale of securities for its own account or for the account of any other person. Further, Pubco represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.8 Entire Agreement. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior contracts or agreements with respect to the subject matter hereof and the matters addressed or governed hereby, whether oral or written, including, without limitation, the Original Registration Rights Agreement.

5.9 Term. This Agreement shall terminate upon the earlier of (a) the tenth anniversary of the date of this Agreement or (b) the date as of which (i) all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (ii) with respect to any Holder, such Holder ceasing to hold Registrable Securities.

5.10 Termination of Business Combination Agreement. This Agreement shall be binding upon each party upon such party’s execution and delivery of this Agreement, but this Agreement shall only become effective upon the Closing. In the event that the Business Combination Agreement is validly terminated in accordance with its terms prior to the Closing, this Agreement shall automatically terminate and become null and void and be of no further force or effect, and the parties shall have no obligations hereunder and the provisions of the Original Registration Rights Agreement shall be automatically reinstated and in effect.

[Signature Page Follows]

Annex G-15

IN WITNESS WHEREOF, the undersigned have caused this Amended and Restated Registration Rights Agreement to be executed as of the date first written above.

PUBCO:
BSTR HOLDINGS, INC.
By:
Name:
Title:
SPAC:
CANTOR EQUITY PARTNERS I, INC.
By:
Name:
Title:
SPECIFIED HOLDERS:
[_______________________]
By:
Name:
Title:
SPONSOR:
CANTOR EP HOLDINGS I, LLC
By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

Annex G-16

Annex H

Form of Security Agreement

[To be filed with amendment]

Annex H-1

Annex I

ASSET PURCHASE AND CONTRIBUTION AGREEMENT

July 16, 2025

THIS CONTRIBUTION AGREEMENT (this “Agreement”) is made as of the date first written above by and among BSTR Holdings (Cayman), a Cayman Islands limited liability company (“Contributor”) and BSTR Newco, LLC, a Delaware limited liability company (“Newco” and, together with Contributor, the “Parties”). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the BCA (as defined below);

WHEREAS, concurrently with the entry into this Agreement, the Parties are entering into that certain Business Combination Agreement, by and among the Parties and the other parties thereto (as may be amended from time to time, the “BCA”);

WHEREAS, pursuant to Section 9.3(d) of the BCA, completion of the Contribution (as defined below) is a condition in favor of Cantor Equity Partners I, Inc., a Cayman Islands exempted company (“SPAC”), to the closing of the transactions contemplated by the BCA (the “BCA Closing”); and

WHEREAS, Contributor desires to sell and contribute to Newco, and Newco desires to purchase and accept from Contributor, the rights of Contributor in and to 25,000 Bitcoin (the “Bitcoin”), in exchange for the Interest (as defined below), subject to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, and intending to be legally bound, the Parties hereby agree as follows:

1. Contribution. Subject to the terms and conditions of this Agreement, at the Contribution Closing (as defined below), Contributor shall sell, convey, assign, transfer, and deliver to Newco, and Newco shall purchase and assume from Contributor, all of Contributor’s right, title, and interest in and to, the Bitcoin (the “Purchased Coins”), but, for the avoidance of doubt, not including the Excluded Assets (the “Contribution”).

2. Excluded Assets. Notwithstanding anything to the contrary in this Agreement, in no event shall Contributor be deemed to sell, transfer, assign, convey or deliver, and Contributor shall retain all right, title and interest in and to all other properties, rights, interests and other assets of Contributor that are not Purchased Coins, including the following (collectively, the “Excluded Assets”):

(a)     all cash and cash equivalents, all bank accounts, and all deposits or prepaid or deferred charges and expenses that have been prepaid by Contributor, and any retainers or similar amounts paid to advisors or other professional service providers, in each case in respect of the Purchased Coins;

(b)    Contributor’s claims or other rights under this Agreement, the BCA or the Ancillary Documents, including the Interest (as defined below) and the Merger Consideration Shares (as defined in the BCA); and

(c)     any claims of Contributor for any Tax refunds accrued prior to the Contribution Closing Date (as defined below) or any recoveries under any insurance policies that are paid out prior to the Contribution Closing Date;

3. Consideration. Subject to the terms and conditions of this Agreement, at the Contribution Closing, in consideration for the Contribution, Newco shall issue to Contributor: (a) a number of Newco Class A Interests equal to (x) 25,000 multiplied by the Closing Bitcoin Price, divided by (y) $10.00, and (b) a number of Newco Class B Interests equal to (x) 25,000 multiplied by the Closing Bitcoin Price, divided by (y) $10.00 (collectively, the “Interest”).

4. Closing Date. The closing of the transactions contemplated by this Agreement (the “Contribution Closing”) shall occur on the same date and immediately prior to the BCA Closing, remotely by and upon the electronic exchange and release of signature pages to this Agreement, or at such other place that the parties may mutually agree. The date on which the Contribution Closing occurs is referred to as the “Contribution Closing Date.”

Annex I-1

5. Closing Deliverables. At the Contribution Closing:

(a) Newco shall deliver to Contributor evidence of the issuance of the Interest in accordance with Section 3; and

(b) Contributor shall deliver to Newco the Purchased Coins to the wallet address designated by Newco in writing; provided that prior to transferring any Purchased Coins Contributor shall send a test transaction of a de minimis amount of Purchased Coins to test the transfer and the Newco designated wallet address. As part of such test transaction, Contributor shall specify to Newco the wallet address from which the Purchased Coins are being transferred. Contributor shall immediately deliver the remainder of the Purchased Coins upon Newco’s confirmation in writing (email sufficing) that the de minimis amount was received in such wallet address. The transfer of the Purchased Coins shall be deemed complete when the block containing the transfer of the Purchased Coins has been publicly added to the Bitcoin blockchain, and there have been five subsequent blocks mined and publicly added to the Bitcoin blockchain that take into account the Purchased Coin transfer for a total of six (6) confirmations.

6. Conditions to Closing. The obligation of each Party to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Contribution Closing Date, of the following conditions (which may be waived by the Parties in whole or in part to the extent permitted by applicable Law):

(a) Each of the conditions set forth in Article IX of the BCA (other than Sections 9.1(e) and 9.3(d) of the BCA) shall have been satisfied or waived pursuant to and in accordance with the terms set forth therein.

(b) No Law will have been enacted and no Order will have been issued by a Governmental Authority after the date hereof that enjoins, restrains, prevents or prohibits the consummation of the Contribution Closing or makes the consummation of the Contribution Closing illegal.

7. Termination. This Agreement may be terminated prior to the Closing as follows: (a) by the mutual written consent of the Parties and SPAC; or (b) automatically with no further action required by the Parties if the BCA is terminated in accordance with its terms. If this Agreement is terminated in accordance with this Section 7, this Agreement shall become void and of no further force and effect.

8. Further Assurances. Each Party hereto shall execute and deliver, or cause to be executed and delivered, such other instruments as may be reasonably requested by the other Party or reasonably required to effectuate the transactions contemplated hereby and to otherwise carry out the purposes of the Contributions and this Agreement.

9. Representations and Warranties. No Party makes any representations or warranties under or with respect to this Agreement.

10. Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of, the Parties and their respective successors and permitted assigns.

11. Amendments, Supplements, etc. This Agreement may be amended or supplemented only with the prior written consent of each Party and SPAC. No term of this Agreement, nor performance hereof or compliance herewith, may be waived except by a writing signed by the Party giving such waiver.

12. Third-Party Beneficiary. The Parties agree and acknowledge that SPAC is an intended third-party beneficiary of Sections 7 and 11 and shall have the right to enforce Sections 7 and 11 as if an original party hereto.

13. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to conflicts of law principles.

14. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Annex I-2

15. Entire Agreement. This Agreement embodies the complete agreement and understanding among the Parties and supersedes and preempts any prior understandings or agreements by or among the Parties, written or oral, that may relate to the subject matter hereof.

16. Severability. If any provision of this Agreement or the application of any such provision to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

[SIGNATURE PAGES FOLLOW]

Annex I-3

IN WITNESS WHEREOF, the Parties have executed and delivered this Contribution Agreement as of the date first written above.

BSTR HOLDINGS (CAYMAN)
By:	/s/ Adam Back
Name:	Adam Back
Title:	Authorized Person

Annex I-4

IN WITNESS WHEREOF, the Parties have executed and delivered this Contribution Agreement as of the date first written above.

BSTR NEWCO, LLC
By:	/s/ Adam Back
Name:	Adam Back
Title:	Authorized Person

Annex I-5

Annex J

Sections 238 and 239 of the Cayman Islands Companies Act (as revised)

238. Rights of dissenters

(1) A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

(2) A member who desires to exercise that person’s entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3) An objection under subsection (2) shall include a statement that the member proposes to demand payment for that person’s shares if the merger or consolidation is authorized by the vote.

(4) Within twenty days immediately following the date on which the vote of members giving authorization for the merger or consolidation is made, the constituent company shall give written notice of the authorization to each member who made a written objection.

(5) A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of that person’s decision to dissent, stating —

(a)     that person’s name and address;

(b)    the number and classes of shares in respect of which that person dissents; and

(c)     a demand for payment of the fair value of that person’s shares.

(6) A member who dissents shall do so in respect of all shares that that person holds in the constituent company.

(7) Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of that person’s shares and the rights referred to in subsections (12) and (16).

(8) Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase that person’s shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for that person’s shares, the company shall pay to the member the amount in money forthwith.

(9) If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires —

(a)     the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b)    the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

(10) A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

(11) At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

Annex J-1

(12) Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13) The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15) Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

(16) The enforcement by a member of that person’s entitlement under this section shall exclude the enforcement by the member of any right to which that person might otherwise be entitled by virtue of that person holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

239. Limitation on Rights of dissenters

(1) No rights under section 238 shall be available in respect of the shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5), but this section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 to accept for such shares anything except —

(a)     shares of a surviving or consolidated company, or depository receipts in respect thereof;

(b)    shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than two thousand holders;

(c)     cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or

(d)    any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).

(2) Repealed by section 11 of the Companies (Amendment) (No. 2) Act, 2018 [Law 46 of 2018].

Annex J-2

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Pubco is subject to the laws of Delaware on corporate matters, including its indemnification provisions. Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

The certificate of incorporation of Pubco dated as of July 16, 2025 (the “Pubco Certificate of Incorporation”) provides that no director of Pubco will be personally liable to Pubco or its stockholders for monetary damages for any breach of fiduciary duty as a director of Pubco except for liability of: (i) a director or officer for any breach of duty of loyalty to Pubco or its stockholders; (ii) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) a director under Section 174 of the DGCL; or (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit or (v) an officer in any action by or in the right of Pubco.

The bylaws of Pubco dated as of July 16, 2025 (the “Pubco Bylaws”) provide that Pubco will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Pubco), by reason of the fact that such person is or was a director or officer of Pubco, as the latter term is defined in Section 16 of the Exchange Act, or is or was a director or officer of Pubco serving at the request of Pubco as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Pubco, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In addition, the Pubco Bylaws shall not be deemed to preclude the indemnification of any person who is not specified in the Pubco Bylaws but whom Pubco has the power or obligation to indemnify, under the provisions of the DGCL, or otherwise. The Pubco Bylaws further provide that any amendment to or repeal or elimination of a provision of the Pubco Certificate of Incorporation or the Pubco Bylaws will not eliminate or impair any right to indemnification or to advancement of expenses existing at the time of such amendment or repeal or modification with respect to any acts or omissions occurring before such amendment or repeal or modification, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such act or omission has occurred.

The Pubco Bylaws also provide that Pubco shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Pubco to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of Pubco, as the latter term is defined in Section 16 of the Exchange Act, or is or was a director or officer of Pubco serving at the request of Pubco as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Pubco; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Pubco unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Expenses (including attorneys’ fees) incurred by a director or officer of Pubco in defending any civil, criminal, administrative or investigative action, suit or proceeding are expected to be paid by Pubco in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by Pubco. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as Pubco deems appropriate.

Pubco expects to maintain a general liability insurance policy, which covers certain liabilities of directors and officers of Pubco arising out of claims based on acts or omissions in their capacities as directors or officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit No.		Description
1.	2.1(1)†

Business Combination Agreement, as of July 16, 2025, by and among CEPO, CEPO Merger Sub, Pubco, Newco, the Seller, CEPO subsidiary A, CEPO Subsidiary B and Newco Merger Sub (incorporated by reference to Exhibit 2.1 to CEPO’s Current Report on Form 8-K, filed with the SEC on July 22, 2025) (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex A).

2.	2.3**	Plan of Merger (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex B)
3.	3.1	Amended and Restated Memorandum and Articles of Association of CEPO (incorporated by reference to CEPO’s Current Report on Form 8-K, filed with the SEC on January 1, 2025).
4.	3.3**	Form of Amended and Restated Certificate of Formation of Pubco (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex C)
5.	3.4**	Form of Amended and Restated Bylaws of Pubco (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex D)
6.	4.1	Specimen Class A Ordinary Share Certificate of CEPO (incorporated by reference to Amendment No. 1 to CEPO’s Registration Statement on Form S-1, filed with the SEC on November 11, 2024).
7.	4.2**	Specimen Class A Common Stock Certificate of Pubco
8.	4.3**	Specimen Class B Common Stock Certificate of Pubco
9.	4.4**	Form of Indenture
10.	5.1**	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
11.	8.1**	Form of Tax opinion of Ellenoff Grossman & Schole LLP.
12.	10.1†

Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to CEPO’s Current Report on Form 8-K, filed with the SEC on July 22, 2025) (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex E).

13.	10.2(1)

Sponsor Support Agreement, dated July 16, 2025, by and among Sponsor, CEPO and Pubco (incorporated by reference to Exhibit 10.1 to CEPO’s Current Report on Form 8-K, filed with the SEC on July 22, 2025) (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex F).

14.	10.3

Form of Amended and Restated Registration Rights Agreement, by and among Pubco, CEPO, the Sponsor and the undersigned holders (incorporated by reference to Exhibit 10.3 to CEPO’s Current Report on Form 8-K, filed with the SEC on July 22, 2025) (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex G).

15.	10.4(1)†

Form of Convertible Notes Subscription Agreement, dated as of July 16, 2025, by and among CEPO, Pubco and certain investors party thereto (incorporated by reference to Exhibit 10.1 to CEPO’s Current Report on Form 8-K, filed with the SEC on July 22, 2025).

16.	10.5(1)†

Form of Preferred Stock Subscription Agreement, dated as of July 16, 2025, by and among CEPO, Pubco and certain investors party thereto (incorporated by reference to Exhibit 10.5 to CEPO’s Current Report on Form 8-K, filed with the SEC on July 22, 2025).

17.	10.6†

Form of CEPO Cash Equity PIPE Subscription Agreement, dated as of July 16, 2025, by and among CEPO, Pubco and certain investors party thereto (incorporated by reference to Exhibit 10.6 to CEPO’s Current Report on Form 8-K, filed with the SEC on July 22, 2025).

18.	10.7†

Form of CEPO BTC Equity PIPE Subscription Agreement, dated as of July 16, 2025, by and among CEPO, Pubco and certain investors party thereto (incorporated by reference to Exhibit 10.7 to CEPO’s Current Report on Form 8-K, filed with the SEC on July 22, 2025).

19.	10.8†

Form of Newco Equity PIPE Subscription Agreement, dated as of July 16, 2025, by and among CEPO, Pubco, Newco and certain investors party thereto (incorporated by reference to Exhibit 10.8 to CEPO’s Current Report on Form 8-K, filed with the SEC on July 22, 2025).

20.	10.9**	Form of Security Agreement (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex H).
21.	10.10

Contribution Agreement, dated as of July 16, 2025, by and among Newco and the Seller (incorporated by reference to Exhibit 99.1 to CEPO’s Current Report on Form 8-K, filed with the SEC on July 22, 2025). (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex I).

Exhibit No.		Description
22.	10.11(1)†

Form of Convertible Notes Subscription Agreement, dated as of August 7, 2025, by and among CEPO, Pubco and certain investors party thereto (incorporated by reference to Exhibit 10.1 to CEPO’s Current Report on Form 8-K, filed with the SEC on August 7, 2025).

23.	10.12(1)†

Form of August Preferred Stock Subscription Agreement, dated as of August 25, 2025, by and among CEPO, Pubco and certain investors party thereto (incorporated by reference to Exhibit 10.1 to CEPO’s Current Report on Form 8-K, filed with the SEC on August 25, 2025).

24.	21.1**	List of Subsidiaries of Pubco Post-Business Combination.
25.	23.1**	Consent of WithumSmith+Brown, PC. (with respect to Cantor Equity Partners I, Inc.)
26.	23.2**	Consent of CBIZ CPAs P.C. (with respect to BSTR Newco LLC)
27.	23.3**	Consent of CBIZ CPAs P.C. (with respect to BSTR Holdings, Inc.)
28.	23.4**	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).
29.	23.5**	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 8.1).
30.	24.1**	Powers of Attorney (included as part of signature pages hereto).
31.	99.1**	Consent of Dr. Adam Back to be Named as a Director.
32.	99.5**	Form of Proxy Card for Extraordinary General Meeting of CEP Shareholders.
33.	101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
34.	101.SCH	Inline XBRL Taxonomy Extension Schema Document.
35.	101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
36.	101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
37.	101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
38.	101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
39.	104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
40.	107**	Filing fee table.

____________

*        Filed herewith.

**      To be filed by amendment.

(1)      Certain schedules, exhibits and similar attachments have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish supplementally a copy of all omitted information to the SEC upon its request.

†        Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

Item 22. Undertakings.

The undersigned registrant hereby undertakes as follows:

(a)     (1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Table” in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 of the Securities Act;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)    That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 of the Securities Act, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of            , state of            , on the             day of            , 2025.

BSTR Holdings, Inc.
By:
Name:
Title:	Sole Director (Principal Executive Officer and Principal Accounting and Financial Officer)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the co-registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of            , state of            , on the             day of            , 2025.

BSTR NEWCO, LLC
By:
Name:
Title:	Sole Director (Principal Executive Officer and Principal Accounting and Financial Officer)